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xstrata
082-34660
12-31-07 AR/S
RECEIVED
Annual Report 2007

XCu
Copper

Xstrata Copper is the fourth largest global copper producer, with mining and processing facilities located in Australia, Chile, Peru, Argentina and Canada, as well as a recycling business. Its world-leading portfolio of development projects includes Las Bambas in Peru, Tampakan in the Philippines, El Morro in Chile, El Pachón in Argentina and Frieda River in Papua New Guinea.

XNi
Nickel

Xstrata Nickel, headquartered in Toronto, Canada, is the fourth largest global nickel producer and one of the world's largest producers of cobalt. Its operations include mines and processing facilities in Australia, Canada and the Dominican Republic and a refinery in Norway. Xstrata Nickel's growth projects include Nickel Rim South in Canada, Kabanga in Tanzania, Koniambo in New Caledonia, Araguaia in Brazil and Sinclair in Australia.

XZn
Zinc

Xstrata Zinc is one of the world's largest miners and producers of zinc. It has operations in Spain, Germany, Australia, the UK and Canada and an interest in the Antamina copper-zinc mine in Peru. Xstrata Zinc's growth projects include the Perseverance zinc deposit in Canada, interests in the Lady Loretta deposit in Australia and the Pallas Green exploration project in Ireland.

XTech
Technology Services

Xstrata Technology Services provides proprietary technologies and specialist services in the areas of mining, mineral processing and metals extraction to major mining companies worldwide and to Xstrata's own operations to improve efficiency and environmental performance and reduce operating costs.



NORWAY
UNITED KINGDOM
London
GERMANY
FRANCE
SPAIN
MALAYSIA
INDONESIA
AUSTRALIA
PHILIPPINES
PAPUA NEW GUINEA
NEW CALEDONIA
AUSTRALIA
UGANDA
Nairobi
Dodoma
TANZANIA
Townsville
Mount Isa
Brisbane
SOUTH AFRICA
SWAZILAND
Witbank
Johannesburg
SWAZILAND
SOUTH AFRICA
Newman
WESTERN AUSTRALIA
Perth
Coffs Harbour
Muswellbrook
Mudgee
Sydney



Xstrata contributes to the social and economic development of the culturally diverse communities associated with its operations and projects

Las Bambas Community members at the Las Bambas copper project, Peru

We will grow and manage a diversified portfolio of metals and mining businesses with the single aim of delivering industry-leading returns for our shareholders. We can achieve this only through genuine partnerships with employees, customers, shareholders, local communities and other stakeholders, which are based on integrity, co-operation, transparency and mutual value-creation.

Xstrata is a major global diversified mining group, listed on the London and Swiss stock exchanges with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. Xstrata's operations and projects span 18 countries and employ approximately 56,000 people, including contractors.

XA
Alloys

Xstrata Alloys, headquartered in Rustenburg, South Africa, is the world's largest producer of ferrochrome and a leading producer of primary vanadium. Xstrata Alloys also owns carbon and anthracite operations which supply key raw materials to its ferrochrome smelters and has interests in platinum group metals mines and a concentrator.

XC
Coal

Xstrata Coal is the world's largest exporter of thermal coal and a significant producer of premium quality hard coking coal and semi-soft coal. Headquartered in Sydney, Australia, Xstrata Coal has interests in operating coal mines throughout Australia, South Africa and Colombia and an exploration project in Nova Scotia, Canada.



CANADA
Quebec
Sudbury
Montreal
Toronto
CANADA
UNITED STATES
New York
DOMINICAN REPUBLIC
JAMAICA
COLOMBIA
PERU
Lima
Arica
Antofagasta
CHILE
Belen
ARGENTINA
BRAZIL
Brasilia

● = Operations ○ = Projects ● City/Town

○ Alloys ● Coal ○ Copper ● Nickel ● Zinc ● Recycling

2007 Highlights

- Record annual production of ferrochrome, mined zinc, thermal and coking coal, nickel and platinum and strong second-half copper output boosted volumes to capture the benefit of continued robust commodity prices
- $6 billion of bolt-on acquisitions in thermal and coking coal, platinum and nickel in 2007 and early 2008
- EBITDA increased by 7% to $11.3 billion; attributable profit up 13% to $5.5 billion
- Real cost savings of $253 million achieved despite ongoing cost inflation in mining sector
- Free cash flow of $4.6 billion after total capital expenditure of $2.9 billion
- Strong operational cash flows reduced net debt to $12 billion, with gearing (net debt to net debt plus equity) of 32% at year-end
- Pipeline of $30 billion of organic growth projects, of which $12 billion is approved, to deliver compound annual volume growth of over 12% to 2013
- Full year dividend† increased by 20% to 50¢ per share, reflecting confidence in Xstrata's prospects in buoyant commodity markets

Unless otherwise stated, 2007 data is provided on a statutory basis. 2006 data is provided on a pro forma basis, including 2006 acquisitions from 01.01.06

	06	07	Change
Revenue* US$m	25,482	28,542	12%
EBITDA US$m	10,520	11,271	7%
EBIT US$m	8,419	9,144	9%
Attributable profit US$m	4,885	5,543	13%
Earnings per share US$	5.28	5.78	9%
Cash generated from operations US$m	9,370	11,046	18%
Net assets per share** US$	20.43	26.34	29%
Dividends per share† US¢	41.6	50.0	20%

*Before discontinued operations and exceptional items

**Excluding own shares

†Full year dividend for 2007 includes paid interim and proposed final dividends

Chairman's Statement



I am very pleased to report that Xstrata's businesses delivered another strong year in 2007, achieving record volumes and profitability, efficiency gains, the successful completion of a series of bolt-on additions and increased investment to advance the Group's significant portfolio of organic growth projects.

Successful acquisitions and the efficient integration of acquired operations are now a hallmark of Xstrata's success and it is pleasing to note that this capability has been successfully replicated at the commodity business level, with several bolt-on transactions executed and integrated in 2007 and the early part of this year.

Our organic growth pipeline of over $30 billion of projects is now very substantial and provides further optionality in achieving growth. Over $12 billion of capital projects have been approved and are currently under way. Over the next five years, the realisation of these major new operations will see Xstrata boosting production volumes in each of our major commodities during a period in which we expect continued strong growth in demand driven by China and other developing economies in Asia, and, following a period of short-term weakness, by a return to growth of western economies.

While the commodity price environment remains very strong, our industry also faces considerable headwinds in the form of rising costs due to higher input prices and increased labour and energy costs, pressure from royalties and minerals taxation and a weak US dollar against most operating currencies. Cost control is therefore a key focus across the Group and our performance in this area provides an important "shop window" for our shareholders to gauge the quality of Xstrata's stewardship of their assets. Our businesses have built up a track record of operational excellence and it is a tribute to Xstrata's management and employees that in 2007, real net cost savings representing some 1.3% of the operating cost base were achieved.

Above all, Xstrata's success in each of these areas has been guided by a disciplined and dispassionate approach to maximising value. We have withdrawn from competitive acquisitions once the price no longer made sense as with the LionOre transaction in June, focused on productivity enhancements rather than cutting capital investment to achieve cost savings, divested assets that fit more naturally with an alternative owner, as in our disposal of the former Noranda aluminium business to a private equity firm in April and acquired existing production at opportune times, such as the recent acquisition of the Tahmoor coking coal operation. This value-led approach has again translated into superior returns to our shareholders and in the 12 months to 31 December 2007, Xstrata provided a total return of 42%, compared to 7% for the FTSE100 index of companies.

Governance

Following Xstrata Alloys' offer for Eland Platinum and in view of the potential conflict of interest posed by his position as Chairman of Impala Platinum Holdings Limited, independent non-executive director Dr Frederik Roux stepped down from the Xstrata Board in August. Fred made an important contribution to Xstrata's success during his tenure from appointment in February 2002. On behalf of the entire Board and management team, I thank him for his wisdom and insight and wish him well for the future.

Claude Lamoureux has accepted the Board's invitation to stand for election as an independent non-executive director at the next shareholders' meeting. Claude is the former President and CEO of the Ontario Teachers' Pension Plan and was a co-founder and Board member of the Canadian Coalition for Good Governance. I have no doubt that Claude's wealth of experience as an active investor and as a staunch advocate of corporate governance will bring enormous value to Xstrata's Board.

Sustainable development

Xstrata's commodity businesses again made excellent progress in reducing the frequency of injuries sustained, improving the environmental performance of our operations and in contributing to the socio-economic development of the communities associated with our operations, as set out in the key performance indicators included in this report. It is particularly pleasing that such marked improvements have been achieved in these areas within the former Falconbridge businesses in their first full year of ownership by Xstrata. It is also gratifying – and a tribute to the achievements of Xstrata's commodity businesses – that in 2007, Xstrata's performance in addressing key sustainability challenges was recognised by the Dow Jones Sustainability Index 2007/08, which named Xstrata as the leading company in the mining sector. A summary of key information regarding Xstrata's sustainability performance and key performance indicators have been provided in this report, while our annual Sustainability Report provides a more comprehensive overview of Xstrata's performance in this critical area of our business. This year, we have supplemented the report with an enhanced sustainability section on the Xstrata website.

Ramón López García inspects the roasting stack at San Juan de Nieva zinc smelter, Spain
Brian Millar conducts repairs at the Sudbury smelter, Canada





Chairman's Statement

During 2007, the commitments and performance expectations set out by Xstrata's Group-wide sustainable development framework and assurance programme were reviewed and revised to drive further improvement and to maintain our industry-leading position in the management of sustainable development challenges. The revised framework was approved by the Board in December 2007 and its ongoing roll-out in early 2008 will provide further impetus to our commitment to continuous improvement.

While we have made enormous progress in this area and I am very proud of our achievements to date, we recognise that there is no room for complacency. Perhaps the most important of the many challenging targets we have set for ourselves in our business is that of achieving our aim of zero fatalities amongst our employees and contractors. It deeply saddens me to report that we did not achieve this target and nine people lost their lives at Xstrata's managed operations during 2007. It is not acceptable that employees or contractors are harmed while performing their duties at work. Xstrata's Board and management continue to prioritise safety across the business and we are dedicating further resources to identifying and addressing the causes of critical incidents in 2008.

Outlook and prospects

Our confidence in the emergence of a secular shift towards higher commodity prices led Xstrata's management to pursue an aggressive growth strategy from 2002. That early confidence has been borne out in recent years and has positioned Xstrata as one of the world's largest diversified mining groups in the short space of six years, with strong market positions in bulk commodities such as ferrochrome, thermal and coking coal and a very robust base metals portfolio of copper, nickel, zinc and lead production.

Xstrata has secured its position in the industry as a responsible, profitable and growing mining major. The Board remains very confident in the outlook and prospects for the Group in the short and medium term, and this is reflected in the 20% increase in dividends for 2007 to 50¢ per share.

In 2007, Xstrata's management and employees have succeeded in delivering another very strong year of performance across the broad range of indicators we use to measure our progress. I thank each of them for their continued dedication, unrelenting pursuit of value and entrepreneurial drive as we enter into an exciting year for the mining industry and one in which I have every confidence Xstrata shareholders will continue to prosper.

W Strothotte
Chairman

Chief Executive's Report



Growth and value creation continued to characterise Xstrata's performance in 2007. A strong operational performance, boosted by record production across much of the portfolio, enabled the Group to capture the benefits of continued robust demand for metals and energy in its key markets. This strong operating performance, particularly in the second half, was achieved in the face of a number of unpredictable one-off operational disruptions during the year. These included earthquakes in north Chile, a fire at the Mount Isa zinc-lead concentrator, Collahuasi and Antamina SAG mill repairs, Tropical Storm Noel in the Dominican Republic, torrential rain in eastern Australia and load-shedding by Eskom resulting in electricity shortfalls in South Africa.

Despite these incidents and the impact of the weaker US dollar against the majority of Xstrata's operating currencies, earnings before interest, tax, depreciation and amortisation (EBITDA) rose to some $11.3 billion, 58% and 7% higher than the previous year on a statutory and pro forma basis respectively. Earnings per share rose to $5.78, 9% higher than the previous year on a pro forma basis.

Xstrata's growth in earnings in 2007 brings the compound annual growth rate in EBITDA since 2002 to almost 100%, with EBITDA margins increasing by 19% over this time period, compared to growth in EBITDA and EBITDA margins of 36% and 14% respectively for the average of Xstrata's FTSE100 diversified mining peers. It is worth reflecting that Xstrata's net earnings of $5.5 billion at the end of 2007 represent more than ten times the market value of Xstrata some six years earlier, demonstrating the successful execution of Xstrata's strategy to deliver superior shareholder value through growth.

Delivery against strategic objectives

The ongoing transformation of Xstrata's portfolio continued in 2007, with further progress against our strategic objectives to:

- Enhance the net present value of our operations through a focus on operational excellence, including improved operational efficiency and productivity, reduced costs, mine-life extensions and mine plan optimisation;
- Facilitate a meaningful entry into new commodities;
- Complete value-adding bolt-on acquisitions to Xstrata's existing commodity businesses;
- Develop the Group's industry-leading portfolio of brown- and greenfield growth projects across its commodity businesses; and
- Act as a catalyst for industry evolution by pursuing transforming transactions.

NPV enhancement and operational excellence

Xstrata's portfolio of assets continued to benefit from the acquisition or development of new, low-cost, high quality operations and a range of initiatives to enhance the net present value of our existing assets in 2007.

Once again our businesses achieved an industry-leading performance in reducing real operating costs, trimming $253 million from the cost base. This very pleasing performance marked the sixth consecutive year of real cost savings and demonstrates the significant transformation currently under way across Xstrata's asset base, as new, lower cost production is introduced and further productivity and efficiency gains

Chief Executive's Report

are achieved at existing operations. Since 2002, Xstrata has reduced net real operating costs by an average of 1% per annum of the cost base, compared to an average cost increase of 2% annually over this time period by our diversified mining peers, taking into account mining sector inflation in each case. I am delighted that this result, achieved in the face of ongoing and significant cost challenges across the mining industry in particular for energy, fuel and contracted labour, has delivered additional value to shareholders again in 2007. Importantly, our vigilance on real costs has avoided higher fixed costs becoming embedded in our operations during the current extended period of commodity price strength, positioning our business to capture greater value on an ongoing basis.

Sustaining capital expenditure increased to $1.5 billion as we continue to pursue environmental improvements, improved recoveries and operational efficiencies, in particular at the former Falconbridge operations. As a result of increased investment, Xstrata's businesses achieved further improvements in recoveries of by-products, with consequent real unit cost savings, including silver at San Juan de Nieva and investment to capture value from molybdenum processing at Minera Alumbrera and Altonorte, with a molybdenum feasibility study also under way at Tintaya.

Safety resources and training were also enhanced, emphasising leadership and responsibility at the site level in line with Xstrata's devolved management model. This investment, together with a range of initiatives, resulted in a very significant reduction in the frequency of injuries sustained at Xstrata's operations. The most marked improvements came from the former Falconbridge operations, where the frequency of all recordable injuries reduced by 33% compared to the previous year. Overall, Xstrata's total recordable injury frequency rate improved by 26% to 12.3 per million hours worked.

As I have noted in the past, good safety performance and injury management is, of course, vitally important in protecting our people and assets but it is equally an important indicator of effective leadership and operational excellence. It is rewarding for me that Xstrata's uncompromising focus on safety and our associated devolution of responsibility to each employee to protect their colleagues and themselves has so rapidly become embedded in the former Falconbridge and other acquired operations.

Aníbal Contreras clears slag at the Altonorte metallurgical facility, north Chile



Water quality sampling at Barney Creek, McArthur River zinc-lead mine, Australia



Despite this excellent performance in reducing injuries, there is no room for complacency in safety performance, particularly with respect to the very significant challenge Xstrata and the mining industry as a whole face in preventing fatalities. It is unacceptable any employee or contractor is fatally injured and we have again dedicated significant resources to addressing the major hazards and behavioural issues that contribute to these incidents.

The value of existing operations was further enhanced during the year through extensions to mine resources and conversions to reserves, leading to the consequent extension of mine lives and optimisation of life of mine plans. Increased mineral resources have been confirmed at a number of copper operations and projects, including Minera Alumbrera, Mount Isa, Lomas Bayas, Tampakan and a substantial 28% increase in the resource base at Collahuasi, supporting our plans to more than double production at this world-class asset. Xstrata Copper has published its first resource statement for the El Pachón project in Argentina, although further project development remains uncertain, in part due to the climate of uncertainty for foreign investment created by the recent moves by the Argentine government to apply export retention taxes to previously exempt mining operations covered by fiscal stability laws.

Our strategy to establish southern Peru as a major new copper-producing district for the Group has been robustly underpinned by the publication of updated resource estimates which indicate an increase of almost 400 million tonnes or 31% in resources for the southern Peru district. This comprises upgraded resource estimates for the Antapaccay and Las Bambas projects and the first resource estimate for the Coroccohuayco deposit. Both Antapaccay and Coroccohuayco are situated approximately 10 kilometres from the existing Tintaya mine infrastructure.

Xstrata Nickel published updated resource estimates for the world-class Raglan operation, adding over 4 million tonnes of resources in 2007 to Zone 5-8, the largest mineral zone in Raglan's history. Raglan's expansion to 1.3 million tonnes is already under way with further exploration work planned this year to support this Tier 1 asset's expansion to over 2 million tonnes. Resources were also increased at the highly prospective Araguaia project in Brazil.

These further improvements to the reserve and resource life position of our operations have resulted in a portfolio which compares favourably to the average resource life of our diversified mining peers, particularly in coking and thermal coal, copper and zinc.

A meaningful entry into new commodities

In August, Xstrata Alloys launched the next stage of its ambitious platinum group metals strategy with an agreed offer for Eland Platinum in South Africa. In addition to the Elandsfontein operation, which commissioned on schedule in October 2007 and delivered 12,000 ounces of PGMs by the year end, the transaction also provided Xstrata with access to the contiguous Madibeng and Beestkraal properties. These have been complemented by the recent acquisition of the New Order Prospecting Rights at the De Wildt property, adjacent to and up-dip from the open cast Elandsfontein operation, permitting a significant optimisation of the mine plans for Xstrata's existing platinum properties and access to the Madibeng property.

These acquisitions have facilitated Xstrata's meaningful entry into platinum during historically strong platinum markets and the fundamentals for this commodity remain very promising over the medium term.

Value-adding growth through acquisition

Acquisitions continue to form an important element of our growth strategy and core capability and, as a result of the growth achieved to date, each of Xstrata's five major commodity businesses now has the critical scale to compete for significant transactions in its own right, multiplying significantly the nodes from which growth can be delivered across the Group.

This capability was emphatically demonstrated through the completion of over $6 billion of acquisitions in six separate transactions in 2007 and in early 2008, following the recent successful conclusion of the acquisition of Jubilee Mines, a Western Australian nickel group, and Resource Pacific, an Australian thermal coal producer. Together, these several bolt-on acquisitions in thermal and coking coal, platinum and

Chief Executive's Report

nickel constitute the equivalent of the acquisition of a mid-tier diversified mining group and will provide further momentum in the ongoing reduction of the operating cost profile of our business, the potential for further growth, access to new attractive commodities and the powerful transformation of Xstrata's portfolio.

Last year's acquisitions have introduced immediate incremental volume growth in key commodities at a time of heightened demand. Equally importantly, each transaction also injects further near-term growth options into Xstrata's pipeline, which now represents over $30 billion of organic growth projects across each of our commodity businesses.

New South Wales Coal Acquisitions

Xstrata Coal's position in the Hunter Valley thermal coalfields has been significantly strengthened through the acquisition of the Anvil Hill project and the remaining interests not already owned by Xstrata in Narama and Cumnock Coal. In December, Xstrata Coal made an offer for Resource Pacific which successfully completed on 10 March. These acquisitions together represent an additional 4 million tonnes of predominantly semi soft coal production annually from 2008, increasing Xstrata's earnings exposure to coal at a time of record spot prices.

The acquisition of Austral Coal represents a significant addition to our Australian coking coal business from the underground Tahmoor coking coal operation, which provides an additional 2.3 million tonnes of premium quality metallurgical product annually and entry into the southern coalfields in New South Wales. Xstrata assumed management control of Tahmoor on 30 October and the operation contributed 257,000 tonnes of coking coal by the year's end. Critically, Tahmoor's coal is exported via Port Kembla, one of the few unconstrained ports in Australia.

Xstrata Coal's timely acquisitions, combined with industry-leading productivity levels, position Xstrata optimally to secure additional value from forthcoming contract negotiations during record thermal coal markets in 2008.

Jubilee Nickel

On 4 February 2008, Xstrata Nickel assumed management control of Jubilee Mines, comprising the operational Cosmos mine and a range of growth projects in Western Australia. These operations form a new operating division, Xstrata Nickel Australasia, with targeted production of 90,000 tonnes per annum by 2013, including Koniambo. Further significant growth potential exists from Jubilee's prospective land position and the former Jubilee team's historic exploration success in the region.

Growth from the portfolio

Xstrata's extensive growth pipeline, unveiled at our interim results presentation in August and outlined in further detail for the copper, coal and nickel businesses in early December, has increased to over $30 billion of green- and brownfield growth projects due to the addition of new growth projects from the acquisitions completed during the year. Over $12 billion of expansionary capital expenditure is currently approved, with $1.4 billion of expansionary capital expenditure in 2007. Xstrata's portfolio now comprises more than ten Tier 1 operations and projects that are being prioritised to take advantage of market conditions and support a projected compound annual growth rate of 12% per annum to 2013.

Alloys

In ferrochrome, installed infrastructure at the efficient Lion ferrochrome smelter supports two further phased expansions to bring annual production capacity to over one million tonnes. Xstrata Alloys' Lion and Lydenburg operations benefit from Xstrata's proprietary Premus technology, which has demonstrated increased energy efficiency for ferrochrome smelting of over 20% compared to our industry peers.

The key acquisition of Eland Platinum marked the next step in Xstrata Alloys' exciting growth strategy for its growing platinum business. The Elandsfontein opencast mine began production in late 2007 and is ramping up to reach 250,000 tonnes per month by the third quarter. The infrastructure at the operation has been designed to enable current annual capacity of 183,000 ounces to be doubled. To achieve this, the Xstrata Alloys team is planning the development of a 500,000 tonnes per month underground mine, with the first decline



Martin Leguizamon surveys the tailings dam at Minera Alumbrera, Argentina

expected to be sunk in the third quarter of 2008, and work to double the capacity of the Eland concentrator will commence in the first half of 2009.

The Eland acquisition also provided us with title over the Beestkraal prospecting area. This highly prospective property of some 11,000 hectares contains a potential 100 million ounce resource and a two-year drilling programme will be initiated to define this resource in the second quarter, at a total capital cost of approximately $26 million.

In total, this strategy is targeting the production of in excess of 1 million ounces of platinum production in the next decade.

Coal

Xstrata Coal continues to benefit from a broad range of brownfield, low cost expansion options across its portfolio. The new Goedgevonden and 5-Seam operations in South Africa commenced production in 2007 and will ramp up in 2008, further improving the overall cost profile of our South African coal business.

Additional near-term growth will come from further expansions at Cerrejón which will reach the 32 million tonnes per annum rate in 2008, with further growth to in excess of 40 million tonnes currently being assessed. The addition of a second dragline at the efficient Rolleston operation in 2007 has further boosted production from this asset, although first half production in 2008 has been impacted to date by heavy rains and flooding in Queensland.

Further out, pre-feasibility studies are under way into the massive one billion tonnes Wandoan resource in the Surat Basin in Queensland, which is expected to deliver over 15 million tonnes annually and could begin production in around 2011.

Copper

Further progress was made in 2007 in assessing and prioritising Xstrata Copper's world-class portfolio of greenfield growth projects with scoping studies completed for the Frieda River and Las Bambas projects. Tampakan is one of the largest undeveloped copper resources in the Asia-Pacific region. Since assuming management control in March, Xstrata Copper has dedicated considerable effort to community consultation and to improving environmental and social engagement practices. The extended pre-feasibility study is expected to be completed this year, with a comprehensive environmental and social impact assessment in 2009 alongside an expected full feasibility study.

I am particularly pleased that over 1.6 billion tonnes of copper resources have now been confirmed within the newly-established southern Peru division, comprising the Tintaya operation and the Antapaccay, Coroccohuayco and Las Bambas projects. This is a very positive development that should progressively deliver a fourfold increase in annual copper production to half a million tonnes over the next five years from this new division. The rapid development of the southern Peru district is being facilitated by the ability to leverage existing



Drilling at the Kabanga nickel project, Tanzania



Nursery worker at the Falcondo rehabilitation initiative, Dominican Republic

infrastructure, processing and port facilities to maximise the value of these significant mineral resources. It underlines the significant value being created by the Xstrata Copper management team in Peru from our acquisition of Tintaya less than two years ago and from our original acquisition of the Las Bambas option in Peru less than four years ago.

Near-term growth will also be achieved from a further increase in production at the Tier 1 Collahuasi asset in 2008, as part of the ultimate strategy to double current production levels from that mine to 1 million tonnes annually. A drilling programme has also been initiated at the Antamina operation, aimed at clearly defining an expansion plan for this world-class asset and expansions are ongoing at the Altonorte smelter, Lomas Bayas and Mount Isa.

In total, these projects will see Xstrata Copper projected to progressively double annual copper production to some 2 million tonnes over the next five years.

Nickel

Xstrata Nickel's pipeline comprises three world-class, low cash cost greenfield projects; Araguaia, Koniambo and Kabanga, together with significant brownfield expansions at Raglan, Nickel Rim South, Fraser Morgan and Falcondo. Fraser Morgan and Nickel Rim South will commence production in 2009, and the Sudbury operations are on track to increase production to 35,000 tonnes of nickel. Raglan's expansion to 1.3 million tonnes is well advanced.

The $3.8 billion Koniambo project in New Caledonia gained Xstrata Board approval in October and will deliver a world-class nickel asset with an extensive resource base, low cash costs and the potential to increase the life of the operation to over 50 years. The acquisition of Jubilee and the establishment of Xstrata Nickel Australasia enhances the potential for synergies and improved regional co-operation between Koniambo and the Western Australian nickel assets.

Zinc

The accelerated development of the new Perseverance zinc mine in Canada will see first production this year. In Australia, 2008 will see the completion of the Mount Isa zinc-lead concentrator expansion to a capacity of 8 million tonnes per annum. The successful completion of this project will see production increase to 340,000 tonnes of zinc, effectively doubling output since our acquisition of MIM in 2003 for a moderate capital cost of $150 million.

The ramping up of Lennard Shelf operations and the development of the Handlebar Hill deposit, together with the ongoing development of the open pit at McArthur River Mine, will further reduce our exposure to third-party zinc concentrate, enabling approximately 90% of the zinc concentrate processed by our smelters to be supplied from our own mines in 2009.

Management changes

On 1 January 2008, Peter Coates retired as Xstrata Coal Chief Executive and has been succeeded by Peter Freyberg, previously Director of Operations, Xstrata Coal, who has also joined Xstrata's Executive Committee. Peter Coates has played a very significant role in shaping Xstrata since its inception, in 2002 and has built the premier thermal coal business in the industry today. I thank him for his outstanding contribution to the Group's success. I am delighted that Xstrata will continue to benefit from Peter's extensive industry expertise in his new consultative role as Chairman, Xstrata Australia from 1 April 2008.

Disposal of non-core assets

The disposal of the former Noranda Aluminum business in April realised $1.15 billion of cash and reflected our view that, while profitable, these assets did not provide us with the scale or upstream exposure to represent a suitable entry point from which to build a world-class aluminium business. Similarly, a suite of non-core exploration properties acquired through the Falconbridge transaction were divested during the year, retaining 'back-in' rights for the most prospective and realising proceeds of $90 million.

Coal chain capacity constraints

Ongoing constraints in the rail and port facilities that comprise the Australian coal chain, particularly at Dalrymple Bay Coal Terminal and Newcastle port, continued to impact Australian producers' capacity to increase exports and led to extensive shipping queues at coal terminals. Consequently significant demurrage expenses were incurred by all producers and the cost to Xstrata rose to over $110 million, more than double the previous year's charges.

In January 2008 an independent facilitator was appointed to resolve the issues that are currently restricting growth in the Hunter Valley coal chain. While any sustainable solution is likely to require two to three years to be fully implemented, this is a positive step towards agreeing on appropriate access protocols and investment plans to match track and rail expansions with planned mine and port capacity increases. Our coal business continues to work closely with the relevant authorities to address this urgent issue and to ensure our operations continue to opportunistically fill any capacity freed up by production problems elsewhere.

South African power

In early 2008, the shortage of South African electricity became acute, necessitating emergency power cuts and outages across the country. In response, Eskom has implemented a mandatory 10% cut in the supply of electricity to the mining and beneficiation industry, stabilising the situation in the near term.

For Xstrata, the most significant impact is on our ferrochrome business which accounts for approximately 90% of our total South African electricity consumption. We currently estimate that restricted power supply will constrain ferrochrome production to approximately 85% of capacity for the second quarter. The outlook for the higher demand winter period remains uncertain, although Eskom coal stocks have been rebuilt to some extent, mitigating the likelihood of further unplanned outages in the near term. Xstrata's proprietary Premus technology provides a unique competitive advantage in an environment of higher energy costs, since it reduces electricity consumption per tonne of ferrochrome by over 20% compared to other industry processes.

Given the strategic importance of the domestic coal industry in solving the energy crisis, Xstrata's South African coal operations – the majority of which produce coal for sale to Eskom in addition to export coal – are expected to remain relatively unaffected by reduced electricity supply. Our team at Xstrata Coal South Africa is working closely with Eskom and the national government to assist in securing the supply of coal to domestic coal-fired power stations.

Chief Executive's Report

Discussions in respect of industry consolidation

Industry consolidation is a trend we foreshadowed some years ago as we set out to play a central role in the industry's transformation into a global industry comprising a smaller number of large diversified players with the scale to compete preferentially for new opportunities, generate more stable cash flows and deliver superior returns over the cycle. Indeed, the momentum for consolidation in the global mining industry has undoubtedly accelerated following the announcement of an approach by BHP Billiton for Rio Tinto last year and the subsequent formalised offer in February of this year.

In this respect, on 12 December Xstrata confirmed that it was in discussions with industry participants on a range of topics including consolidation. On 21 January 2008, Vale, a Brazilian mining group, confirmed that it was in discussions with Xstrata management. Discussions with Vale are ongoing and may or may not lead to an offer for Xstrata.

Throughout Xstrata's rapid evolution into a diversified global mining major, Xstrata's management team and Board have consistently focused on the value proposition for shareholders. A dispassionate and rigorous assessment of value remains the key consideration for any transaction and we continue to assess a range of opportunities to continue Xstrata's success to date in delivering superior value to shareholders.

Balance sheet and dividend

Robust cash flows from Xstrata's operations enabled net debt to be paid down to $12 billion, bringing gearing to 32%, comfortably within the Group's target range. In addition over $500 million was returned to shareholders through the opportunistic reactivation of the equity capital management programme during a period of market weakness in the second half. A total of 9.3 million shares or 1% of the total issued share capital were repurchased by Batiss Investments and remain available for use as acquisition currency. The maturity of the Group's borrowings was extended during the year through three major bond issues which, together with the refinancing of Group bank facilities, provide additional flexibility in funding and access to two major debt capital markets.

Consequently, Xstrata is well positioned to fund its extensive range of growth options while retaining the financial firepower to identify and opportunistically complete value-enhancing acquisitions at the commodity business or Group level.

The proposed final dividend of 34¢ per share brings the total for the year to 50¢ per share, 20% higher than the rights-issue adjusted full-year dividend in 2006. This further year-on-year increase in dividends clearly signals the Board's continued confidence in the very strong prospects for Xstrata and the outlook for ongoing strength in its key commodity markets.

Outlook

While a slowdown in the United States now seems highly probable, with likely negative consequences for short-term growth in the OECD countries, I expect any impact on Chinese GDP growth and emerging market demand for commodities, including metals, to be muted. Chinese GDP growth is driven by the combination of rapidly accelerating domestic demand, investment and export-led growth. With China's urbanisation ratio approaching 45%, rapid income growth, high savings rates and the urbanisation of around 15 million people annually, the bulk of Chinese demand is driven by internal factors. We expect this demand, coupled with that from India, Russia and a number of south-east Asian economies, to fuel robust growth in global demand for commodities into the medium term.

The short-term outlook depends significantly on US and European monetary policy in the face of a slowdown and, naturally, on its impact on demand for commodities. Rapid reductions in US rates have already signalled willingness to avert a severe slowdown and augur well for a muted reduction in demand for commodities in the OECD markets.

We have previously made the case for a 'decoupling' of emerging markets, and in particular the driving force of the Chinese economy, from the US in terms of physical demand for commodities. It is true that financial markets, including investment, currency, credit and equity markets, are increasingly converging, as greater flows of cross-border capital and increasingly open and wealthy emerging markets lead to ever closer global financial integration and more stable financial markets.

On the other hand, demand for commodities is diverging away from a historic dependence on the US and OECD countries. This decoupling is driven by the increased relative importance and intensity of domestic demand for metals, energy and other commodities in China and other emerging markets, compared to developed countries. Already, China alone accounts for over 70% of growth in global mined commodity demand. This decoupling is reinforced by the increased volume of trade between emerging Asian countries themselves, which now exceeds exports to the US from the region. Furthermore, only 50% of US imports are sourced from emerging markets. So, while a significant slowdown in the US and other OECD countries will undoubtedly have an impact on global demand for commodities, we expect this to be muted and temporary, if significant at all.

Forward curves have flattened significantly in the last 12 months in recognition of this stable outlook for commodities. In the short term, however, low exchange stocks and the meaningful presence of financial investors in listed metals are likely to result in ongoing price volatility until uncertainty over the US economy is played out.

I believe that the medium-term outlook for commodities is further strengthened by the return to growth of the Western economies over the next two to three years. Increased investment in ageing infrastructure will renew demand for metals and, together with ongoing investment in the Middle East and emerging markets, will fuel a period of synchronous demand growth across the globe for commodities. I expect this concurrent growth in demand to outpace even that in evidence between 2002 and 2004.

As a result, I remain very confident in the outlook for all of Xstrata's commodities through the medium and long term.

The industry as a whole and to some degree Xstrata, face a number of challenges in seeking to meet this unprecedented demand, including continued cost pressures, skill and energy shortages and strong producer currencies. Our operating performance, especially over the last year, has given me further comfort that Xstrata's operational management is best positioned to continue to mitigate these challenges.

Xstrata's achievements in operational progress, volume growth, improving safety performance, continued reduction in real costs, determined delivery against our project pipeline and ability to capture opportunistic value-creating transactions are a testament to the skill and dedication of our employees and management teams. Xstrata is perfectly positioned to benefit from the positive demand outlook as we progress the transformation of our portfolio through industry-leading operating performance and the myriad internal and external growth options at our disposal, while continuing to play a central role in the industry's ongoing evolution.

M L Davis

SX-EW operator Manuel Castaneda inspects copper cathode at the Lomas Bayas mine, north Chile



San Juan de Nieva zinc smelter, Spain



Cautionary note regarding forward-looking statements

The Business Review section of this report, comprising the Business, Markets, Financial and Operating Reviews, has been prepared in accordance with the Accounting Standards Board Reporting Statement on Operating and Financial Review (January 2006), as applicable best practice guidance for UK companies required to prepare a business review. The Chairman's Statement, CEO's Report and Business Review chapters, in particular the Markets chapter, include an analysis of the main trends and factors likely to affect the future development, performance and position of the business. This includes statements that are, or may be deemed to be, "forward-looking statements". We may also make written and/oral forward-looking statements in:

- our interim reports, our summary financial statements to shareholders, our offering circulars and our prospectuses;
- our press releases and other written materials; and
- oral statements made by our officers, directors or employees to third parties, including to financial analysts.

These forward-looking statements can be identified by the use of forward-looking terminology, including the words "believes", "estimates", "anticipates", "expects", "intends", "plans", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology and include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations and those of our officers, directors and employees concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy and the industries in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond our ability to control or predict. Forward-looking statements are not guarantees of future performance. Our actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which we operate may differ materially from the impression created by the forward-looking statements contained in this Annual Report. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations, our ability to integrate new businesses and recover our reserves or develop new reserves and changes in business strategy or development plans and other risks, including those described in the Business Review section of this Annual Report. Even if the results of operations, financial condition, liquidity and dividend policy and the development of the industries in which we operate are consistent with the forward looking statements contained in this Annual Report, those results or developments may not be indicative of our results or developments in subsequent periods.

Forward-looking statements speak only as of the date they are made. Other than in accordance with our legal or regulatory obligations (including under the Listing Rules and the Disclosure and Transparency Rules), we do not undertake any obligation to update or revise publicly any forward looking statement, whether as a result of new information, future events or otherwise.

The Directors' Report in this Annual Report has been prepared for the members of the Company and its purpose is to assist shareholders to assess the Company's strategies and the potential for those strategies to succeed and for no other purpose. The Company, its directors, employees, agents and advisers do not accept or assume responsibility for any other purpose or to any other person to whom this Annual Report is shown or into whose access it may come and any such responsibility or liability is expressly disclaimed.


Business Review

Rustenburg Heritage Day celebrations in the North West Province, South Africa, close to Xstrata Alloys' Rustenburg operations

Business Review

Business overview

From its initial public offering in March 2002, Xstrata has pursued a strategy of acquisition-led and organic growth to become one of the world's largest mining companies, with a meaningful position in seven major commodity markets, over 56,000 employees including contractors, and operations and projects in 18 countries. Xstrata plc is listed on the London and Swiss Stock Exchanges and the Group is headquartered in Zug, Switzerland. At the end of 2007, the Group's market capitalisation had grown to approximately US$68 billion (£34 billion). An overview of Xstrata's operations and commodity businesses is provided on the inside cover of this report.

As a FTSE100 diversified mining company, Xstrata's key competitors are Anglo American plc, BHP Billiton plc and Rio Tinto plc. A broader industry peer group is used to benchmark remuneration and other policies. In addition to the three London-listed peer companies the industry peer group comprises Alcoa Inc, Arch Coal Inc, Coal & Allied Industries Ltd., Elkem ASA, Eramet SA, Grupo Mexico SA de CV, Korea Zinc Inc, Lonmin plc, Norddeutsche Affinerie AG, Peabody Energy Corp, Teck Cominco Ltd and Umicore SA.

Xstrata's activities are organised into five major commodity business units, each of which is fully resourced to function as an autonomous business. Xstrata also owns an industry-leading metals extraction and minerals processing technology business. Xstrata differentiates itself from its industry peers by devolving maximum responsibility and authority to its commodity businesses. Each business unit is accountable for its EBIT and all aspects of its operations from exploration to post-closure remediation and bolt-on acquisitions, within defined authority levels and within the Group's sustainable development and governance framework. We believe this approach directly benefits our operations by creating a strong sense of local ownership, where entrepreneurial managers are empowered and incentivised to address site-specific challenges and seize opportunities to create value.

Xstrata's commodity businesses are supported by a small corporate centre, split between the head office in Zug, Switzerland and the registered office in London, United Kingdom.

Strategy

Xstrata's primary strategic aim is to create superior shareholder value by growing and managing a diversified portfolio of mining and metals businesses. Our Mission recognises that, to continue to grow and create value over the long term, we must operate in a responsible, ethical and transparent way, forming mutually beneficial partnerships with our stakeholders.


Multiple platforms for growth and value creation
Corporate centre
Transforming Transactions
Entry Into New Commodities
Business units
xstrata
Superior Shareholder Value

From its inception through an IPO on the London Stock Exchange in 2002, Xstrata recognised the value of creating a diversified, growing mining group with a vast array of world-class brownfield and greenfield internal growth options and further acquisitive opportunities. Xstrata has pursued this aggressive growth and diversification strategy through transformational acquisitions, bolt-on additions and developing new production from the portfolio.

At the Group level, Xstrata's strategy remains focused on participating in ongoing industry consolidation, through transformation acquisitions and through facilitating the Group's entry into new commodities.

Consolidation is also taking place within each commodity sector and Xstrata's commodity businesses are well positioned to continue to play an active role in this process, following on from over $6 billion of bolt-on acquisitions completed in 2007 and early 2008. Xstrata's commodity businesses will also achieve lower risk, higher return organic growth through the ongoing development of the Group's exceptionally strong suite of internal growth projects. In addition, Xstrata has developed an industry-leading reputation in the area of operational excellence, specifically in the business unit teams' abilities to contain costs, dramatically improve safety and environmental performance and deliver year-on-year increases in the NPV (net present value) of the asset base through ongoing cost reductions, mine-life extensions and reconfiguring mine plans.

Resources and relationships

Xstrata benefits from a number of key resources and relationships considered to be material to the successful execution of its strategic aims.

Diversified portfolio with significant industry positions

Xstrata's portfolio is diversified both by commodity and by geography, balancing the risks associated with specific commodity price cycles and operating locations and providing investors with more reliable and stable cash flows. Diversification also engenders healthy competition for capital between Xstrata's commodity businesses, ensuring only the most attractive projects or acquisitions are approved.

The Group maintains industry-leading positions amongst the top five producers globally in each of its key commodity markets.

Top five ferrochrome producers (kt)


Xstrata
ENRC
Samancor
Hernic Ferrochrome
Assmang

Top five thermal coal exporters (mt)


Xstrata
PT Bumi
BHP Billiton
Anglo American
Drummond Co.

Top five coking coal producers (mt)


BHP Billiton/Mitsubishi Alliance
Teck Cominco
Xstrata
Anglo American
Peabody Energy

Top five copper producers (mined) (kt)


Codelco
Freeport-McMoRan
BHP Billiton
Xstrata
Rio Tinto

Top five nickel producers (mined) (kt)


MMC Norilsk
Vale Inco
BHP Billiton
Xstrata
PT Aneka Tambang

Top five zinc producers (mined) (kt)


Xstrata
Teck Cominco
Glencore International
Zinifex
Hindustan Zinc

Based on 2007/2008 production estimates on a consolidated basis.

Business Review | Resources and Relationships

Revenue by origin


Africa 8%
Europe 9%
North America 37%
Australasia 19%
South America 27%

Revenue by destination


Africa 2%
North America 24%
Europe 34%
South America 6%
Australia 4%
Asia 30%

EBIT by origin


Africa 5%
Europe 5%
North America 27%
Australasia 21%
South America 42%

EBIT by commodity


Zinc 17%
Alloys 4%
Coal 8%
Nickel 24%
Copper 47%

Extensive organic growth pipeline

Xstrata benefits from a very significant growth pipeline across a number of commodities, allowing the strategic sequencing of projects and deployment of capital from which significant volume growth and superior returns can be achieved.

This pipeline represents over $30 billion of capital projects, including $12 billion of approved projects, representing more than 15% of Xstrata's enterprise value. The realisation of these projects will deliver in excess of 12% per annum compound volume growth over the next five years. Around half of the projects in Xstrata's pipeline represent lower risk brownfield expansions to existing operations. A number of the brownfield expansions and major new greenfield projects within Xstrata's pipeline will deliver a series of Tier I operations across the commodity businesses, further transforming the average cost profile and resource base of the Group's portfolio.

Significant acquisition and post-acquisition integration capability

Xstrata has developed and demonstrated a significant capability in the opportunistic identification of acquisitions; the ability to execute transactions where the value proposition is compelling; and in the rapid integration of acquired operations into the Group's structure. This capability has been replicated at the commodity business level, enabling several smaller bolt-on acquisitions to be completed simultaneously across the Group's commodity businesses.

Devolved management structure

Xstrata's management model is highly devolved and comprises a very lean corporate centre of some 50 people and fully resourced, standalone global commodity businesses. The role of the corporate centre is well defined to minimise bureaucracy and avoid overlaps with the business unit activities. Rational risk-taking is sponsored to stimulate innovation and an entrepreneurial spirit at every level. We believe this model is a significant competitive advantage and enables Xstrata to be more opportunistic, entrepreneurial, nimble and less bureaucratic than other companies of a similar scale and geographic reach.

The devolution of authority to the commodity business level is accompanied by stringent accountability and transparency requirements. A key role of the corporate centre is to ensure effective governance, through open and regular communication with the commodity businesses, by setting the Group governance framework in which our activities take place and by measuring performance against these principles, policies and standards.

Financial strength and discipline

We are committed to maintaining a robust balance sheet and solid investment grade credit rating, ensuring access to a diverse range of funding sources. Xstrata's efficient financial structure, our focus on disciplined capital expenditure, strong cash management and cost control enable us to fund ongoing capital requirements, as well as pursuing rational organic and acquisition-led growth opportunities. The ability to fund growth in a cost effective and timely manner is essential to enabling the Group to achieve its strategic aims.

Resource and reserve base

Xstrata benefits from a significant resource and reserve base across each of its major commodities. The Group's focus on value creation and our success in near-mine exploration has enabled us to extend or replace the resource base of a significant number of our assets over the past several years. Xstrata's resource base compares favourably with mining industry peers, particularly in coking and thermal coal, copper and zinc. The Group reserve and resource statement is published annually and is available from the Xstrata website.

Technological expertise

Xstrata benefits from a significant depth of technological and technical expertise, an important resource for efficiency and environmental improvements at our operations and for the development of major growth projects. Xstrata's standalone Technology Services business comprises Xstrata Technology and the former Falconbridge Metallurgical Technology Group, renamed Xstrata Process Support. In addition, Xstrata's commodity businesses develop and implement proprietary technologies and innovative solutions to improve efficiency at the operational level.

Exploration capability

Exploration is an integral part of each commodity business's responsibilities and as such, Xstrata does not maintain a central or standalone exploration function. Xstrata's commodity businesses are responsible for undertaking "near-mine" exploration around existing operations or in nearby regions, leveraging existing assets, and conducting targeted greenfield exploration at known deposits with the objective of adding to the Group's resource base. This strategy has been highly successful to date, providing significant additional value to shareholders. Xstrata is pursuing a successful strategy of partnering with junior exploration companies who undertake greenfield exploration in new territories where existing Xstrata assets cannot be leveraged effectively.

Relationships with stakeholders

Xstrata maintains a transparent and open relationship with its key stakeholders who include: the investment market, employees and unions, governments and regulators, communities associated with our operations, customers, suppliers, business partners, non-governmental and development organisations. The Group is committed to the maximum transparency that is commercially possible and to engaging openly, honestly and in a culturally appropriate manner with its stakeholders. Partnerships with key stakeholders that are based on mutual benefit, trust and respect are essential for the effective execution of the Group's strategy.

Glencore International AG is Xstrata's major shareholder and holds 34.4% of Xstrata's issued share capital. A Relationship Agreement is in place to regulate the relationship between Xstrata and Glencore and the key points of the agreement are outlined in the Directors' Report on page 107. Details of commercial arrangements and transactions with Glencore are provided in the Related Parties notes to the financial statements on pages 236 to 239.

Miner at the main belt access at the Mototolo platinum joint venture, South Africa



Stephane Moreau, mechanic at Xstrata Nickel's Craig Mine, Sudbury, Canada



Business Review | Sustainable Development

Sustainable development

We are committed to the goal of sustainable development and balance social, environmental and economic considerations in how we manage our business. We believe that operating to leading standards of health, safety and environmental management, contributing to the development of sustainable communities and engaging with our stakeholders in two-way, open dialogue, regardless of our location, enhances our corporate reputation and is a source of competitive advantage. This enables us to gain access to new resources, maintain a licence to operate, attract and retain the best people, access diverse and low-cost sources of capital, identify and act upon business opportunities and optimise our management of risks.

We comply in full with the laws and regulations in each country where we operate. In addition, we operate in accordance with Xstrata's sustainable development framework, aspiring to achieve the highest international standards regardless of location and without exception. We conduct regular internal and external audits of our businesses and operations to assure compliance with our Business Principles, policies and standards. A comprehensive, separate Group Sustainability Report is published annually and is available from the Xstrata website.

Governance and assurance

Xstrata's independent Sustainable Development Assurance Programme is the key mechanism through which the Xstrata Board and management gain assurance that the Group's policies and standards are being met or exceeded by each operation and commodity business. In 2007, 33 operations were independently audited under this programme with two achieving the 'optimum' level. The Board HSEC Committee plays an important role in the oversight of the Group's policies and performance in this area. Further information is provided in the Corporate Governance Report on pages 110 to 120.

During 2007, a wide-ranging and in-depth external and internal review of Xstrata's HSEC governance framework was undertaken. The review was initiated in response to the significantly changed risk profile of Xstrata's operations, the continued evolution of the scope and profile of sustainability issues and extensive feedback from internal and external stakeholders since the framework was implemented in 2004. The revised Sustainable Development Framework comprises Xstrata's Statement of Business Principles, Sustainable Development Policy, Sustainable Development Standards and Assurance Programme and was approved by Xstrata's Executive Committee and Board at the end of 2007. The revised framework is being rolled out across the Group, supported by a comprehensive internal communications programme including regional workshops, led by the Group GM Sustainable Development.

Employees

We maintain a safe workplace that is based on mutual respect, fairness and integrity. We provide industry-leading career development opportunities, competitive remuneration and fair and non-discriminatory workplaces. Xstrata's operations aim to maximise the number of local people employed wherever possible, to share the economic benefits of our presence with neighbouring communities and families. We respect our employees' right to collective representation, just compensation, job security and opportunities for development. We value diversity and treat all employees and contractors fairly, providing equal opportunity at all levels of the organisation without bias according to race, nationality, religion, gender, age, sexual orientation, disability, political or other opinion or any other basis.

Improving the diversity of our workforce and extending our extensive education, training, apprenticeship and bursary schemes offer potential solutions to the current global shortage of skills in the mining industry. For example, the "women in mining" initiative in Australia and South America has helped our businesses fill vacant positions by recruiting, training and retaining more female employees through the introduction of "family friendly" working hours and practices. In 2007, women represented 13% of all managers and 9% of the total workforce. While no formal diversity targets are in place, with the exception of South Africa, where our businesses are complying with requirements under the Mining Charter, our businesses are implementing a number of initiatives to further improve the recruitment, promotion and retention of women, local and indigenous people.


FMD
3
5

Workers at Fraser Mine, Sudbury meet for a regular safety briefing



Nhlanhla Mkhonto and Themba Kabinde inspect the river at Goedgevonden coal mine, South Africa

Health and safety

We aim to operate a safe workplace that is injury- and fatality-free, and to enhance the well-being of employees, contractors and communities. Safety remains a priority for Xstrata management. Regrettably, five employees and four contractors were fatally injured at Xstrata's managed operations in 2007. Fatality prevention programmes and ongoing improvements in identifying and managing major hazards continue, in particular at Xstrata's South African operations, and have been integrated into commodity business safety management systems.

All operations are required to implement robust major hazard management processes, supported by the reporting and investigation of all high potential risk incidents, including near-miss incidents. To identify opportunities for improvement and ensure these processes are robust and effective, every operation has committed to implement a formal review process of major health, safety, environmental and community hazards by the end of 2008. With the increased demand for skilled labour globally, the effective management of contractors has been identified as a high-risk area and is a focus for all commodity businesses, particularly in the development of large-scale capital projects.

While significant challenges still remain to achieve our aim of an injury-free workplace, excellent progress has been made during 2007 to reduce the frequency of all recordable injuries sustained, in particular in improving the safety performance of the former Falconbridge operations. The frequency of all recordable injuries has reduced by 33% at the former Falconbridge operations and by 26% for all managed operations, including contractors.

HIV and AIDS continue to present a major health challenge for the Group's workforce and communities, particularly in South Africa. Xstrata Coal South Africa continues to set new benchmarks in continuous testing, counselling and treatment programmes. In 2007 over 95% of employees and contractors had voluntarily tested for HIV and AIDS and over 65% of HIV positive employees were enrolled in treatment programmes. Xstrata Alloys has implemented a similar workplace programme with strong initial take-up rates of approximately 70%. A first of its kind public-private partnership between Xstrata and the Mpumulanga provincial health authorities was signed in March 2007 and is assisting regional government to substantially extend access to voluntary HIV and AIDS testing, counselling and treatment. Workplace programmes are also in place at Xstrata Nickel's Falcondo operation in the Dominican Republic and are being implemented, together with malaria prevention initiatives, at the Kabanga exploration project in Tanzania. Xstrata Copper is designing a HIV and AIDS programme for the Frieda River project in Papua New Guinea, leveraging off Xstrata Coal South Africa's leading practices.

Noise-induced hearing loss continued to represent the largest single cause of new occupational illnesses reported by the Group in 2007 and is a key focus for all operations. The number of new illnesses reported continues to decline falling by 36% in 2007, despite the Group's increased scale, number of operations and workforce. Our long-term target is to achieve no new cases of occupational illnesses.

Environment

We aim to preserve the long-term health, function and viability of the natural environments affected by our operations. We seek to drive sustainable improvements in efficiency across the Group, in particular in the use of water and energy. The Group's key environmental impacts are in greenhouse gas emissions, primarily from methane emitted during coal mining and indirect emissions from energy use; water use; potential impacts on biodiversity and landscape functions; product responsibility (for example the carbon liability of the Group's thermal coal production); waste and tailings management; and emissions to water and air (for example sulphur dioxide emissions from metallurgical smelting operations).

Business Review | Sustainable Development

Environmental incidents

We eliminate, mitigate or remediate the environmental impacts of our activities and aim to prevent or mitigate the impact of adverse environmental incidents. All environmental incidents are reported according to severity on a scale of 1 (negligible) to 5 (disastrous). Category 3, 4 or 5 incidents are reported to the Executive Committee on a monthly basis. In 2007, the number of category 3 incidents reduced by over 52%. No category 4 (major) or 5 (disastrous) environmental incidents have ever occurred at Xstrata's operations. Category 3 incidents are defined as incidents causing moderate, reversible environmental impact with short-term effect, requiring moderate remediation.

Climate change

Climate change is one of the Group's principal risks (see page 24). Our initiatives to respond to climate change include installing methane-fired power stations which capture fugitive methane from coal seams to generate energy, engaging with government and industry participants to contribute to the development of "clean coal" technologies and improving the energy efficiency of our operations. In 2007 an independent study was commissioned into the potential physical impacts of climate change on our operations, such as increased storm activity, reduction in the availability of glacial water and reductions in permafrost. The study identified a number of potential higher-risk operations and its findings are being assessed through our strategy and business planning process to develop appropriate responses.

In 2007, greenhouse gas emissions increased by 39% year-on-year, primarily driven by the inclusion of data from the acquired Falconbridge operations in 2007 (excluded in 2006). On a like-for-like basis, emissions rose by 18% due to increased ferrochrome and coal production, which offset lower greenhouse gas emissions from the copper operations. Carbon intensity per tonne of product declined year-on-year in 2007 towards our target of a 5% reduction in intensity by 2010.

Energy

We aim to continually improve the efficiency with which we use natural resources, in particular energy and water. Access to a secure and cost effective supply of energy represents a principal risk (see page 27). Programmes are in place across Xstrata's operations to reduce energy intensity (particularly at high-intensity metallurgical operations) and achieve cost savings. Energy efficiency audits are routinely carried out at our operations. Key energy efficiency initiatives in 2007 included the commissioning of the Bokamoso pelletising plant which will reduce energy consumption by approximately 30% at our ferrochrome operations; the commissioning of a gas-fired power station at Mount Isa that led to a saving of approximately 50,400 GJ (gigajoules); a range of initiatives at Xstrata Nickel operations that

Environmental Advisor Paul Taylor samples water at the Townsville copper refinery, Australia

Community members undertaking training at the Las Bambas copper project, Peru





collectively resulted in a saving of 293,700 GJ compared to the previous year including the use of heat from the main power plant to heat accommodation at the Raglan arctic operation and process improvements at the oil-powered Falcondo operation; and energy efficiencies of 91,000 GJ at Xstrata Zinc's Canadian operations through battery recycling and a range of process improvements.

In 2007, energy use increased by over 82%, primarily due to the inclusion of the Falconbridge and Tintaya operations. The inclusion of energy intensive operations including the Nikkelverk refinery and the oil-fuelled Falcondo operation and the restart of several ferrochrome furnaces during 2007 led energy intensity to increase marginally over 2006 levels.

Water

Xstrata operates in a number of water scarce areas including Australia and the Andean region in South America. Every operation is required to implement a water management plan to minimise fresh water use and maximise recycling. Initiatives to share water between water scarce operations and those in neighbouring regions with excess water have helped to reduce fresh water consumption at a number of sites in Australia. Water is recycled and used within our operations, for example as process water and for dust suppression. Water management studies have identified a number of further initiatives that will be assessed and implemented in 2008. In 2007, fresh water use almost doubled due to the inclusion of Falconbridge and Tintaya. On a like-for-like basis fresh water consumption declined by 6% at the former Xstrata operations due to higher rainfall in Australia and improved water efficiency. Water intensity per tonne of product increased slightly due to higher water use at the acquired nickel operations. Use of recycled water increased almost fourfold, primarily due to reuse of process water at Falcondo's power plant.

Community

Every managed operation develops an annual social involvement plan in close co-operation with communities and other relevant stakeholders, including government, NGOs and unions. Xstrata sets aside a minimum of 1% of Group profit before tax to invest in community initiatives that deliver long-term benefits, with the ultimate aim of leaving behind stronger, sustainable communities once operations cease.

Indicators used at the operational level to measure the success of community initiatives and support for our activities include third-party perception studies, progress against indicators identified through baseline socio-economic studies, responsiveness to community complaints, implementation of grievance procedures and management of risks relating to human rights. In 2007, Xstrata's businesses contributed $102 million for corporate social involvement, equating to 1.2% of Group profit before tax, ahead of our target. Xstrata's financial support for community initiatives is augmented through in-kind donations and employee volunteering. Perception studies indicate that community support for Xstrata's activities is, in general, strong and broad-based.

Principal risks and uncertainties

The risks set out below represent some of the principal uncertainties and trends which exist in Xstrata's business and which may have an impact on our ability to execute our strategy effectively in future. Further information about Xstrata's risk management processes and controls is provided in the Corporate Governance Report on pages 110 to 120 of this report.

Commodity price volatility

Xstrata's revenue and earnings are dependent on prevailing prices for the commodities it produces. Commodity prices are determined by the supply of and demand for raw materials and are closely linked to global economic growth. Demand for commodities is increasingly driven by the industrialisation of developing economies in Asia, in addition to demand from OECD countries. Xstrata produces and sells both exchange-traded commodities and commodities where prices are negotiated on longer-term contracts. Commodity prices for all products, and particularly for exchange-traded commodities, may fluctuate widely and may have a material impact on financial results. The impact on Group earnings (EBIT) of movements in the price of each of Xstrata's commodities is set out in the EBIT Sensitivities table in the Financial Review. Commodity price trends and commentary on the outlook for each of Xstrata's commodity markets is provided in the Markets section of this report.

We manage the risk of commodity price fluctuations through maintaining a diversified portfolio of commodities and typically do not implement large-scale strategic hedging or price management initiatives. We aim to reduce costs on a continuous basis and maintain

Business Review | Principal Risks

low-cost, efficient operations, optimising our portfolio and returns throughout the commodity price cycle. Xstrata maintains a robust financial position and a solid investment grade balance sheet. In 2007, the maturity of Xstrata's debt was further extended through three major bond issues, further mitigating any short-term financial risk.

Fluctuations in currency exchange rates

Xstrata's products are generally sold in US dollars, while our operations and operating costs are spread across several different countries and currencies. Fluctuations in exchange rates, in particular, movements in the Australian dollar, Canadian dollar and South African Rand against the US dollar, may have a material impact on Xstrata's financial results. The impacts of currency exchange rate fluctuations on Group EBIT, together with average exchange rates in 2007 compared to 2006, are set out in the Financial Review.

We manage this risk through maintaining a diversified portfolio of assets across several different geographies and operating currencies. From time to time we may also hedge a portion of our currency exposures to fix costs in US dollars to US dollar revenues in relation to contracted terms. Foreign currency hedging information is provided in the Financial Review. Xstrata's financial structure, including exposure to interest payments, interest rate changes and amendments to taxation regulations, is regularly reviewed with the assistance of external advisers, to ensure compliance with relevant regulations and to maximise financial efficiency. The Group maintains a robust investment grade credit rating and Group Treasury policy is actively monitored and regularly reviewed.

Climate change

Xstrata operates in a number of jurisdictions in which regulations or laws have been introduced to limit or reduce greenhouse gas emissions. While the precise future impact of the Kyoto Protocol and related legislation and regulation is impossible to quantify at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emissions, impose added costs for emissions in excess of permitted levels and increase costs for monitoring, reporting and accounting. Xstrata is the world's largest producer of export thermal coal and a number of Xstrata's operations are intensive users of natural gas, electricity, oil and other energy sources. Significant increases in energy costs or restricted supplies of energy sources due to climate change legislation or other reasons may have a material adverse impact on the Group's ability to maintain production and/or contain operating costs. Any material decline in the use of coal as a power source as a result of carbon taxes, emissions trading or similar legislation may have a material adverse impact on Xstrata's financial position. Climate change may also result in weather-related events or other physical threats that may hamper production or damage assets.

Climate change issues are given a high priority by management and initiatives are undertaken to continually improve understanding of the Group's carbon footprint and to implement initiatives to reduce the carbon intensity of operations and activities. Xstrata's commodity businesses actively participate in industry and regulatory initiatives to address climate change and associated issues. Xstrata Coal is playing a leading role in actively investing in and advocating government support for research and development projects to reduce greenhouse gas emissions from the use of coal in power generation ("clean coal technology"), together with other coal producers, governments, scientific and academic organisations. Demand for coal is expected to be supported by forecast significant increases in global demand for energy, particularly in developing countries, and by coal's relative cost position, availability and security of supply. Contingency plans are in place to restore operations quickly in the event of a severe weather event and to address significant risks. Energy efficiency is a high priority for operational management as a significant proportion of the Group's costs relate to energy consumption (see below and Sustainable Development section, pages 20 to 23).

Project development

Continued robust demand for mining products has resulted in significant inflation in the cost of labour, fuel, raw materials and other key mining industry inputs, together with increased lead order times for key items and equipment, skills shortages and infrastructure constraints. As a result, the delivery of major capital projects on time and within budget is increasingly challenging and may result in capital cost overruns, delays to expected commissioning of new production or the inability to replace existing production or meet market expectations of volume growth. Xstrata has a significant pipeline representing over $30 billion of capital investment in major organic growth projects across a number of countries and commodities.

We manage this risk through ensuring rigorous planning and risk management processes are in place both leading up to project approval and through the development process. For example, before approving the significant $3.8 billion Koniambo nickel project in New Caledonia, Xstrata Nickel entered into a one-year renewal phase to identify and manage all risks and costs associated with the project. Xstrata's commodity businesses have an excellent track record of delivering major capital growth projects on time and on budget, including the successful commissioning of several major growth projects in the past two years in a very challenging cost environment. In addition, Xstrata's existing capabilities have been complemented and broadened through the retention of a significant pool of project management expertise from the former Falconbridge business acquired in late 2006. Cost control remains a key consideration for any project development. Detailed progress reports are provided on a regular basis for all major projects to the Group Executive Committee and effective project management procedures are a key focus for Xstrata's Internal Audit function.

Cost pressures due to high inflation in the mining industry

Following an extended period of historically elevated commodity prices and increased activity in the sector, inflation in the price of key inputs into the mining and metals industry is considerably higher than consumer price index inflation in most mining regions, with supply shortages in some cases. In particular the price of consumables including tyres and explosives, contractor labour, fuel and energy has risen steeply, with increased competition for resources and consequent operating cost increases. The inability to source appropriate equipment or very significant increases in the cost of key inputs may impact production and negatively affect operating costs and profitability.

Xstrata recognises the importance of cost reduction as a driver of value creation and as a measure of the quality of our operational management and our stewardship of the assets of our owners. Cost performance is regularly reported to the Group Executive Committee and is an important management performance measure. Real net cost savings are used to determine 50% of the potential award under the Group's long-term incentive plan; the remaining 50% is determined according to total shareholder returns. Improvements to the operating cost base are achieved through a focus on improving productivity, identifying potential efficiencies and replacing higher-cost assets with new, low-cost production. Xstrata's dedicated technology business, Xstrata Technology Services, is a world leader in the development of minerals processing and metals extraction technologies to improve efficiency and reduce operating costs. Many of Xstrata's operations use Xstrata Technology products and these are also marketed commercially to other industry participants. Xstrata's commodity businesses also invest in the development of lower cost proprietary technologies. In each of the last six years, Xstrata has achieved real cost savings from its operational cost base, outperforming its FTSE100 mining industry peers. In 2007, $253 million of real cost savings were achieved in a very challenging environment.

Shortage of skills and retention of key personnel

The mining industry is currently facing a global shortage of skilled employees across a range of disciplines. The ability to attract, retain or train people with the appropriate skills is critical to Xstrata's continued success and ability to grow and operate effectively. In addition, Xstrata's lean management structure places reliance on a number of key people both at the executive and operational level, requiring appropriate retention measures and succession planning.

We aim to attract and retain the best people at every level of our businesses and to provide them with the resources they require to achieve and maintain our operational excellence. We provide industry-leading career development opportunities, well structured employment contracts, competitive remuneration and fair and non-discriminatory workplaces. We believe our devolved management structure and supportive environment for rational risk-taking is an important retention measure, offering unparalleled opportunities for development and entrepreneurial leadership, minimising bureaucracy and allowing every employee to play an active part in our success. Fast track and executive development programmes are in place across the Group and formal succession planning is regularly reviewed.

Health, safety and environment

Xstrata's operations are subject to extensive health, safety and environmental regulations and legislation, community expectations and to the leading practice standards set out in our Sustainable Development Framework of policies and standards. New or amended environmental, health and safety legislation or regulations may result in increased operating costs or, in the event of non-compliance,

Business Review | Principal Risks

the possibility of fines, penalties or other actions which may adversely affect Xstrata's financial position. Rehabilitation costs, which are generally estimated and provided for over the life of operations and based on the best information available, may subsequently increase, impacting on Group earnings. Any breach of regulations or non-compliance with Xstrata's own best practice standards in health, safety and environmental performance and community relations may damage our reputation and, as a result, our licence to operate. Performance standards at acquired operations may not meet Xstrata's expected performance standards.

Our commitment to the principles of sustainable development, which incorporates environmental, economic and social performance, is an integral part of our operating philosophy. Every managed operation is independently audited through Xstrata's independent Sustainable Development Assurance Programme on a regular basis, to provide assurance to the Board that Group policy and standards are being met or exceeded. Health, safety, environmental and social performance indicators are reported on a monthly basis to the Group Executive Committee and quarterly to the Board. Closure planning, including rehabilitation and ongoing environmental costs, is undertaken prior to investment in new operations and closure plans are routinely reviewed. Acquired operations are assessed for HSE risks and opportunities as part of the integration process and action plans are implemented to address any areas of underperformance. Major improvements have been achieved at the former Falconbridge operations as a result of the programmes initiated to respond to underperformance compared to Xstrata's leading practice standards.

Political and community

Xstrata's operations and projects span 18 countries, some of which have more complex, less stable political or social climates and consequently higher country risk. Political risks include changes in laws, taxes or royalties, expropriation of assets, currency restrictions or renegotiation of or changes to mining leases and permits. Similarly, communities in certain regions may oppose mining activities for various reasons. Any of these factors could have an adverse impact on the Group's profitability in a certain geographic region or at certain operations. In South Africa, these risks include the ability to convert existing mining licences to "new order" mining rights under the Mineral and Petroleum Resources Development Act and Empowerment Charter.

We perform a thorough risk assessment on a country-by-country basis when considering our activities and investments and regularly review political, regulatory and social risk to ensure that these risks have been properly identified and are within acceptable levels. We aim to work closely in partnership with local communities for mutual benefits, earning and maintaining a social licence to operate. We further manage this risk through maintaining a broad geographic spread of assets, ensuring that political risk is spread across a number of territories. Investment terms and joint venture or other partnership agreements are reviewed to ensure fairness and reduce the risk of renegotiation. Xstrata maintains a transparent and open relationship with regulators and local, regional and national government bodies and closely monitors compliance with legislation and with the leading practice standards set out by the Group's sustainable development framework. In South Africa, Xstrata is one of the only major mining companies to have satisfied black economic empowerment ownership requirements under the MPRDA and is on track to achieve employment equity, procurement, social development and other targets by 2009 as set out by the Charter.

Integration of acquisitions

Xstrata has grown primarily through the successful completion of a number of large-scale and smaller acquisitions and through the subsequent improvements made in the performance of businesses acquired. Acquisitions and investments in joint ventures will continue to be an important part of our strategy. Acquisitions and investments involve a number of risks, including the risk that businesses acquired are not integrated effectively or that anticipated cost savings or synergies are not realised.

Xstrata has developed and refined an effective and proven integration process over the past six years, which includes rapid risk assessments of acquired operations and the swift implementation of management and reporting structures. The Group has a strong track record in effectively integrating large-scale and smaller acquisitions and investments into Xstrata's corporate structure. For each transaction, acquisitions have been quickly and effectively integrated, realising operational, financial and strategic improvements and greater than expected cost savings or synergy benefits, as with the major acquisition of Falconbridge in 2006 and again with a number of smaller, bolt-on acquisitions in 2007.

Energy and water supply

Access to a secure supply of electrical energy at a reasonable cost and sufficient water are critical considerations for the continued operation and future growth plans of Xstrata's operations. Energy supply is subject to constraints in some regions and the cost of energy is, in general, rising. Fresh water supply may be restricted and limits imposed, particularly in arid regions with a significant number of domestic and industrial users.

We manage this risk through implementing energy efficiency plans across the Group and developing energy efficient technologies, for example Xstrata Alloys' proprietary Premus technology which reduces the energy consumption of ferrochrome smelting by over 20% compared to conventional processes. Long-term energy contracts are negotiated to reduce dependence on spot markets and we seek to diversify power sources and identify alternatives. All operations are required to implement and regularly review a water management plan to reduce fresh water use and maximise on-site water storage and re-use. Storage facilities and usage is regularly monitored, particularly in high-risk areas and, where appropriate, water management strategies are determined to address potential shortfalls or water quality issues.

Operational risks and reserves and resources

Xstrata's operations may be impacted by a number of circumstances including natural disasters, unexpected geological or technical difficulties, labour disruptions, environmental or safety incidents, causing increased costs, lower production or the suspension of operations. Similarly, the Group's strategy of "near-mine" exploration, partnerships with junior exploration companies and the acquisition of new resources may not succeed and existing reserves may not be replaced or increased. Reserves and resources information also relies on a number of estimates and assumptions which, if materially inaccurate, could impact on our financial position and asset values.

Our strategy of leveraging existing operations for "near-mine" exploration and of partnering with junior exploration companies results in a more focused approach to exploration, reducing the risks inherent in large-scale greenfield exploration programmes. A number of extensions to resources and reserves were confirmed at Xstrata's operations in 2007 through this approach. Xstrata's operational management identifies and manages the risks inherent in mining operations through a comprehensive risk management programme. The Group Reserves and Resources Policy ensures business unit reporting is consistent and that reserves and resources information is compiled by appropriately qualified people and is externally reviewed before publication.

Christopher Mokoena, process operator at Lion ferrochrome smelter, South Africa

Truck maintenance engineer Hector Magna conducts a routine tyre inspection at Lomas Bayas copper mine, north Chile





Business Review | Key Performance Indicators

Xstrata's Executive Committee and Board monitor a range of financial and non-financial key performance indicators, reported on a monthly or quarterly basis, to measure performance over time.

Earnings per share* | US¢
Earnings per share show attributable profit earned per share to provide a basis for comparison. Xstrata's growth in earnings per share is shown compared to the average for Anglo American, BHP Billiton and Rio Tinto (FTSE Diversifieds).


Xstrata CAGR† 103%
33
164
271
434
566
FTSE Diversifieds CAGR† 49%
85
144
251
374
419

EBITDA* | $m
Xstrata's earnings before interest, tax, depreciation and amortisation (EBITDA) before exceptional items are shown compared to the average for the FTSE Diversified miners. This provides an indication of the rate of earnings growth achieved.


Xstrata CAGR† 99%
699
2,065
3,103
7,107
11,008
FTSE Diversifieds CAGR† 36%
4,863
7,713
11,029
15,113
16,558

EBITDA* Margin | %
The EBITDA margin shows earnings before interest, tax, depreciation and amortisation (EBITDA) before exceptional items as a percentage of revenue. It is a measure of how efficiently revenue is converted into EBITDA.


Xstrata* CAGR† 18%
20.1
32.0
38.5
40.3
37.8
03
04
05
06
07
FTSE Diversifieds* CAGR† 14%
25.6
30.6
37.1
42.3
41.4
03
04
05
06
07

Real Cost Savings** | % of operating costs
Sustainable real cost savings are an important driver of value and a measure of our operational excellence. Xstrata's performance in achieving real cost savings is shown against the average for the FTSE Diversifieds. Cost savings are shown as a percentage of net operating costs, based on contribution to EBIT variance.


Xstrata average 1% cost reduction
1.0
0.9
0.4
1.0
1.3
FTSE Diversifieds** average 2% cost increase
0.7
-0.9
-4.2
-1.1
-2.2

Total Shareholder Return
TSR calculates the total return from an investment in Xstrata, calculated from the growth in share price together with the dividend income from the shares, with dividend income assumed to be reinvested. The graph shows the total return for a £100 investment in Xstrata plc, benchmarked against the FTSE100 index of the largest UK companies.


GBP
FTSE100
Xstrata
600
400
200
0
31 Dec 03
31 Dec 04
30 Dec 05
29 Dec 06
31 Dec 07

*Xstrata EPS and EBITDA on statutory basis (i.e. acquisitions included from date of transaction completion); EPS adjusted for rights issues. Weighted average for Anglo American, BHP Billiton and Rio Tinto; BHP Billiton adjusted to December financial year for comparison purposes
**Based on reported cost variance contribution to annual profit variance; FTSE Diversifieds adjusted to include mining inflation impact
†Compound annual growth rate (CAGR) 2003-2007

Employees† | Turnover and Diversity %

Employee turnover is a measure of our success in retaining our people. Turnover includes voluntary resignations, redundancies and performance-related terminations. Turnover and diversity data is calculated as a percentage of total permanent employees (excluding contractors) and is shown for all available reporting periods.

Turnover %



10.1
10.3
5.2
7.4

% of women in workforce



8.0
9.6††
9.4

% of female managers



12.0
7.0
13.4
05
06
07

Employees† | Training

Ongoing training and education is conducted both in the workplace and at external institutions. Both training hours and training spend are shown as an average per employee including contractors. Data is shown for all available reporting periods.

Average training hours per employee



69.0
68.7
71.0

Average training spend per employee ($)



1,416
1,326††
1,335

Health** | Occupational Health

Xstrata's operations aim to identify, assess and control occupational health hazards and, where practicable, to eliminate work-related diseases. The charts show the number of new occupational illness cases reported by employees and contractors, together with 2007 illnesses by type.

New occupational illnesses



69
82
37
58
37

New occupational illnesses by type



Musculo-skeletal 14%
Dermal conditions 8%
Other 5%
Respiratory conditions 24%
Noise induced hearing loss 49%

Safety** | Injury Frequency Rates

We believe that every work-related incident, illness and injury is preventable. Total recordable injuries include lost time injuries, medical treatment injuries and restricted work injuries, providing a more complete measure of safety performance. The total recordable injury frequency rate and lost time injury frequency rates are reported per million hours worked and include contractors.

Total recordable injury frequency rate



26.5
18.5
15.0
14.1
12.3

Lost time injury frequency rate



7.9
5.3
4.3
3.3
3.0

Corporate Social Involvement** | $million

Xstrata sets aside a minimum of 1% of annual Group profit before tax to fund initiatives that benefit local communities. The charts show the amount set aside for initiatives in each geographic region in which Xstrata operates and by category.

Xstrata



10.0
24.7
49.2
102

2007 by category



Culture/art 5%
Environment 2%
Enterprise and job creation 5%
Health 18%
Education 19%
Social/community development 51%

2007 by geography



Australasia 13%
Europe 5%
South America 52%
South Africa 23%
North America 7%

*Includes 2007 acquisitions from date of acquisition: Eland, Anvil Hill and Tahmoor
**Includes 2006 acquisitions from date of acquisition: Falconbridge, Tintaya
†Includes 2006 acquisitions pro forma from 01.01.06: Falconbridge, Tintaya
††Restated due to revised total employee numbers

Business Review | Key Performance Indicators

Xstrata also publishes a separate Sustainability Report, which includes a full set of indicators, using the Global Reporting Initiative G3 guidelines. The report is available from www.xstrata.com or as a hard copy on request.

Environmental incidents††

Xstrata's operations record environmental incidents according to severity. Our target is to achieve zero category 3, 4 or 5 incidents, representing significant, serious or disastrous incidents. Category 3 incidents cause moderate, reversible environmental impact and require moderate remediation. No category 4 or 5 incidents have ever occurred.

Target: zero category 3, 4 or 5 incidents.


Category 3 environmental incidents
26
35
20
23
11
07


Category 3 incidents by type (2007)
1 breach of air emissions limit
5 off-site concentrate spills
5 off-site stormwater discharges

Greenhouse gases†† | CO_2 equivalent million tonnes

Greenhouse gas emissions (GHGs) are measured as CO_2 equivalent tonnes. Xstrata's main sources of GHGs are from electricity used and from methane found in underground coal seams in some regions. We seek to reduce greenhouse gas emissions through improved energy efficiency and by using coal-seam methane to generate power wherever possible.

Target: 5% reduction in carbon intensity over 2004 by 2010*.


Greenhouse gas emissions
Carbon intensity per tonne of product
16.6
18.6
14.5
17.4†
24.1
03
04
05
06
07


CO_2-e by commodity business (% of Group total)
Zinc 15%
Nickel 7%
Alloys 36%
Copper 11%
Coal 31%

Water†† | megalitres

Effective water management and conservation is critical to Xstrata's operations, a number of which are located in arid regions. Xstrata measures fresh water used and water recycled. We seek to reduce fresh water extracted and progressively increase the amount of water that is recycled.

Target: 5% reduction in fresh water intensity in water-scarce regions*.


Fresh water use
Fresh water intensity per tonne of product
67,100
74,900
75,300
85,600
168,700
03
04
05
06
07


Recycled water use
89,000
92,900
98,900
101,300
394,300
03
04
05
06
07

Energy usage†† | petajoules

Efficiency and energy consumption reductions drive both cost savings and emissions reductions. The large increase in energy consumption during 2007 reflects the acquisitions made during 2006 and in particular the use of oil by the Falcondo operation.

Target: 3% reduction in energy intensity by 2012*.


Energy usage
Energy intensity per tonne of product
58.7
58.2
55.4
61.9†
112.7
03
04
05
06
07


Energy source (% of Group total)
Coal/coke 5%
LPG/other 2%
Natural gas 7%
Naphtha 11%
Electricity 55%
Diesel 20%

*Group targets compiled from targets set at commodity business level
†Restated following further research into Xstrata's carbon footprint and third-party verification
††2006 data excludes Falconbridge acquisition



Alumbrera A member of the El Paraíso community in Amiacha valley close to Xstrata Copper's Alumbrera mine, Argentina

Markets | Alloys

Chrome

Robust market fundamentals supported strong ferrochrome base prices throughout the year, leading to record sales for Xstrata Alloys in 2007. The average European benchmark price for 2007 of 89.25¢ per pound was 25% higher than in the previous year.





The first half of 2007 was characterised by strong growth in stainless steel production, in particular in Asia, driven by Chinese stainless steel melt production growth of over 20% compared to the same period in 2006. High nickel prices in the first half of 2007 resulted in numerous stainless producers increasing production of ferritic grade stainless steel production, which uses a higher proportion of virgin chrome units, than nickel-bearing austenitic grade.

The second half of the year saw stainless producers in Europe and America cutting production and delaying the purchase of nickel in response to declining nickel prices. These production cuts, following a strong first half, resulted in stainless steel melt production remaining at a similar level to 2006. Despite these production cutbacks, the switch to ferritic grade stainless steel production maintained robust demand for ferrochrome through the year.

Stronger demand and low inventory levels has prompted ferrochrome producers to restart all available idled capacity. China's increasing significance as a producer of ferrochrome was reflected in a further 22% increase in production to 1.2 million tonnes in 2007. Despite this increased production, China remains a net importer of ferrochrome.

Lancing the tap hole at Lydenburg ferrochrome smelter, South Africa

A crane moves the ladle after a furnace tap at Lydenburg smelter

Outlook

The outlook for ferrochrome prices in 2008 remains positive. Stainless melt is forecast to increase by over 10% to 32 million tonnes in 2008. While stainless steel production is set to slow in the first quarter of 2008 due to production cuts in China, Chinese production is expected to recover during the course of the year, increasing by approximately 12% over 2007 levels. After a period of destocking, demand for stainless steel in Europe and America has started to recover in the first quarter of 2008, albeit at a slower rate.

Ferrochrome demand is accordingly forecast to increase by approximately 8.5% in 2008, due to strong stainless melt production and stainless producers continuing to produce a higher ratio of ferritic grades than the historical average.

Supply-side constraints on South African producers as a result of rolling power outages are expected to result in a supply deficit for the first half of the year. As a result, record contract prices for ferrochrome have been negotiated in the first quarter of 2008 with the European benchmark price set at 121¢ per pound.

Vanadium

Demand for vanadium remained robust in 2007, driven by continued growth in the production of crude steel, primarily in China.

Vanadium supply increased in response to strong demand with Chinese production from vanadium-bearing slag accounting for the majority of new vanadium units. Despite this, production problems at a number of producers have resulted in market equilibrium.

Although the average quoted price for ferrovanadium in 2007 of $37.17 per kilogram vanadium was approximately 3% lower compared to the previous year, prices remain significantly in excess of historical averages.

Outlook
Supply disruptions in China and South Africa in the first quarter of 2008 has seen ferrovanadium prices rise above $80 per kilogram, a record price last achieved in June 2005. Steady demand and the imposition of export taxes in China will keep the market relatively tight in 2008.

Platinum Group Metals (PGM)

Continued supply disruptions as a result of safety and operational issues, industrial action and lower mine recoveries from South African PGM producers contributed to a market deficit in 2007. In response the prices of all PGMs increased year on year with platinum, palladium and rhodium prices ending the year strongly, $1,544, $370 and $6,850 per ounce respectively.

Strong PGM demand in 2007 continued to be underpinned by robust growth in autocatalyst demand. Platinum demand rose by approximately 3% to 7.8 million ounces in 2007. Palladium demand also grew year on year by 4% to 7.5 million ounces in 2007 spurred by platinum substitution in gasoline vehicles and the jewellery sector. The rhodium market is about 10% of the size of the platinum market with almost 90% of demand driven by its application in platinum and palladium in autocatalysts to reduce the emissions of nitrogen oxides.

Outlook
Supply-side disruptions to South African PGM producers continued in the first quarter of 2008, exacerbated by adverse weather conditions and rolling power outages, resulting in a complete temporary shutdown of PGM mining operations. In response, platinum and rhodium prices have reached record highs passing $2,100 and $8,000 per ounce respectively.

Demand is expected to remain strong, driven by tightening emissions legislation and a rising acceptance of diesel technology by automobile manufacturers in the USA and Japan. The market is therefore expected to remain in relative deficit through 2008 with PGM prices breaking new records.

Andile Gebu, plant attendant at Knoondal chrome mine, South Africa



Markets

XC
Coal

Pacific thermal coal markets

The market for Pacific thermal coal in 2007 was characterised by strong demand growth, estimated at in excess of 13% during 2007, together with continued supply disruptions.

Demand growth was underpinned by surging Chinese imports and supported by strong growth in Japan, Korea, Taiwan, India and Thailand. Chinese coastal power stations sought additional imported coal to fill domestic supply shortfalls. Japanese coal-fired power stations required additional coal to compensate for extended nuclear power station outages, while new power stations and robust economic growth created new demand in Korea, Taiwan, India and Thailand. Domestic coal supply shortfalls in India also resulted in higher imports.

Australian thermal coal exports were hampered throughout 2007 by a combination of infrastructure constraints and weather events, containing export growth to just 1% over 2006 levels. Infrastructure constraints and the loss of 2.5 million tonnes throughput at Newcastle port due to storms in the Hunter Valley in June led suppliers to focus on higher value metallurgical coal products, impacting thermal coal export growth.

In China, the removal of the VAT export rebate for thermal coal in late 2006, coupled with the addition of 96GW of new coal-fired power generation capacity during the course of 2007, contributed to a 15% reduction in thermal coal exports. Chinese exports continue to be restrained in 2008 due to ongoing domestic supply shortages.

An extended and significant wet season disrupted Indonesian coal supply and limited export growth to 10% during 2007, significantly below 2006 growth of 32%. Approximately two-thirds of new Indonesian supply is sub-bituminous coal and therefore does not directly compete with the majority of Australian coal. The higher proportion of lower quality sub-bituminous coal from Indonesia, growing imports into and lower exports from China and limited Australian supply growth contributed to strong market conditions and marked spot price increases for Pacific Basin coals.

Following the Australian/Japanese term contract settlements in March 2007 the spot thermal coal price remained stable until June, when supply shortfalls occurred following adverse weather in New South Wales. Spot prices steadily increased through the second half, reaching all-time highs of over $90 per tonne in December. During the third quarter, mid-year annual contracts with Japanese thermal coal customers for delivery periods commencing September and October were agreed in a range from $65 to $75 per tonne.

The Asian market, predominantly Japan, Korea and Taiwan, continues to account for approximately 90% of Xstrata's managed export thermal coal sales from Australia. Term and annual contracts represented 75% of Xstrata Coal's Australian managed export thermal sales in 2007, with the balance sold on the spot market. Domestic Australian sales, typically long-term contracts with power utilities, accounted for approximately 20% of overall thermal coal sales.

Outlook

In January 2008, flooding in central Queensland further reduced Australian export supply. Additionally, extreme weather in China caused domestic coal stocks to decline further and led to restrictions being imposed on Chinese exports from February to mid-March, boosting spot prices for Australian thermal coal to in excess of $130 per tonne. The dominance of coal-fired capacity as base load generation in Asian markets and rising prices of other energy sources, limits the potential for fuel switching.

Continuous miner at Tavistock underground coal mine, South Africa



Pacific market conditions in 2008 are expected to remain very strong as Australian infrastructure constraints, recent flooding in Queensland and the potential for ongoing supply disruptions continue to inhibit supply growth. Continued domestic supply shortfalls in India and China together with restocking by Chinese power stations will encourage import growth whilst new capacity additions in Korea and the ramp up of power station capacity in Thailand will further strengthen demand growth.

Atlantic thermal coal markets

Spot thermal coal prices in the Atlantic strengthened from just below $50 per tonne to approximately $95 per tonne during 2007. A mild European winter both at the start and end of 2007, coupled with lower gas prices during the summer months and low demand periods, was offset by supply-side constraints in Russia, South Africa, China, Indonesia and Australia. Bullish Pacific Basin fundamentals also provided strong support for the Atlantic market, causing a sharp increase in prices in both markets, with spot prices for South African coal at over $90 per tonne during the last quarter of the year.

The price of European Union Emissions Trading Scheme (EU ETS) Phase 1 credits steadily decreased during 2007, from approximately €5 per tonne of CO_2 in January to levels below €0.10 per tonne by year end, due to an excess of credits in the market. Phase 2 credits, applying from 1 January 2008, have traded in a range from €17 per tonne to approximately €23 per tonne at the start of 2008, reflecting the market's expectation of tighter national allocations for the second phase of the EU ETS. Despite higher Phase 2 CO_2 prices, higher gas prices have ensured coal has remained competitive as a power generation fuel.

Incremental demand for South African coal in Asia, primarily India and Pakistan, is expected to contribute to tight export availability for 2008, mitigating subdued demand from Europe.

Annualised Richards Bay Coal Terminal throughput in 2007 was marginally lower than 2006 as supply was impacted by a combination of rail capacity and coal production constraints. Russian thermal coal export supply grew by approximately 4 million tonnes or 6% despite rail logistics constraints during the second half of the year. Polish exports came under pressure from growing domestic demand and production shortfalls and declined by more than 3 million tonnes year-on-year. The majority of export growth from Colombia in 2007 was absorbed into the North American and European markets. Domestic coal prices in the US continued to recover throughout 2007 from lows in 2006 but remained below import prices. Record international prices in the latter half of 2007 attracted an incremental 4 million tonnes from US suppliers to the export market. Rising US domestic prices have eroded the export premium and are likely to discourage additional US exports in the near term.

The South African domestic market remained buoyant on the back of tight availability of higher quality coal. Production shortfalls and the resultant available coal chain capacity enabled producers to switch higher grade production originally destined for the domestic market to the higher margin export market. This has resulted in robust increases in market prices for non-Eskom domestic coals.



Matthew Thomas, operator at United underground colliery, NSW, Australia

Outlook

Sustained supply-side constraints early in 2008 caused spot prices to rise above $110 per tonne during January 2008. Supply-side constraints in 2007 and in early 2008 have resulted in an overhang of contracts to be fulfilled and are expected to lead to continued restricted availability in the Atlantic market. Rationing of power consumption by the South African mining industry, rolling blackouts and possible incremental demand from Eskom due to the South African electricity crisis, may result in further pressure on supplies to the export markets from South Africa. These pressures have been exacerbated by extremely high rainfall during the last quarter in 2007 and first quarter of 2008 in South Africa, causing further supply disruptions. These factors contribute to a positive outlook for thermal coal pricing for the balance of 2008.

Markets | Coal

Coking coal markets

Further growth in global production of pig iron fuelled robust demand for coking coal in 2007. Globally, demand for imported coking coal grew by 10 million tonnes in 2007, spearheaded by higher demand from India, Brazil, Korea and Taiwan. An additional 1.5 million tonnes of demand came from the non-traditional import markets of Ukraine, Russia and Poland, due to lower domestic production. This coincided with the recovery of production at Brazil's CSN (Companhia Siderurgica Nacional) following the blast furnace closure in 2006 and the commissioning of new coke and blast furnace facilities by two further Brazilian producers, CST (Companhia Siderurgica de Tubarao) and Acomina.

Continued strong domestic demand from Russia is expected to support ongoing import demand growth from this region. At the same time, Chinese seaborne coking coal imports remained in line with 2006 levels.

While Australian coking coal exports increased by approximately 13% in 2007, infrastructure constraints continued to constrain supply growth. Throughput from the Dalrymple Bay Coal Terminal (DBCT) was particularly impacted and declined by 5.5 million tonnes year-on-year due to upgrading work and underperforming rail delivery. Semi-soft coking coal exports from Newcastle grew by 4 million tonnes or 27% in 2007, as new mines ramped up and producers preferentially exported semi-soft coking coal over thermal coal.

Higher exports from Canada and the US, up by 7% and 17% respectively, were offset by lower supply and import demand from Poland, due to lower domestic production. Exports from Russia were lower due to production shortfalls and growing domestic demand.

As supply shortfalls grew in 2007, the price of hard coking coal rose steadily from the term contract price of $98 per tonne to in excess of $150 per tonne by the end of the year. Supply shortages also impacted Chinese coke export prices which began 2007 at $175 per tonne and closed the year in excess of $400 per tonne, equivalent to over $250 per tonne for Australian hard coking coal.

Japanese steel mills remain the dominant buyers of Xstrata coking coal products, accounting for over 40% of total sales including semi soft. Long-term contract volumes account for more than 75% of sales.

Outlook

In January 2008, heavy rains and flooding significantly impacted mine production in Queensland resulting in force majeure declarations from a number of coking coal and PCI producers. Initial estimates indicate that as much as 10 million tonnes of production could be lost by the industry, impacting near term and annual supply and further boosting spot market prices. Without accounting for the impact of further adverse weather events, the market remains very tight for higher quality hard coking coals in 2008, with all production effectively committed to term contract buyers for the balance of the year. As a result, the spot price is trading at progressively larger premiums to previously settled contract prices as consumers affected by Australian supply constraints compete for the limited volumes available.

Supply-side constraints are expected to continue to dominate the market throughout 2008. Demand growth will remain dominated by Brazil, as newly commissioned blast furnace facilities ramp up to full production in 2008 and further capacity expansions are planned by CSN, Usiminas and Vale, increasing coking coal demand by 7 million tonnes over the next five years.

India will also account for further significant demand growth, as Indian capacity expansions are projected to increase import demand by over 10 million annual tonnes by 2010. In South Korea, the Hyundai group is constructing a new steel plant, which, together with the new Dragon steel plant in Taiwan will add in excess of 4 million tonnes per annum of new demand. Importantly, new coke ovens will require significant volumes of premium hard coking coal in their coke blends. Further new import demand is also likely in the Eastern Bloc in order to replace domestic and Russian supply shortfalls.

The ongoing need for high quality hard coking coal to maintain coke oven and blast furnace productivity will underpin pricing for prime hard coking coals, which are expected to remain very robust throughout 2008 and spot prices have recently exceeded $300 per tonne.

Strong Chinese demand growth, supply-side disruptions and low exchange inventories supported copper prices in the face of weaker copper demand in the US and Europe in the second half of 2007. The LME copper cash price averaged $3.24 per pound or $7,139 per tonne for the year, representing a 6% increase over the average price in 2006.

Following the extensive destocking which dampened Chinese copper demand in 2006, large-scale Chinese imports of copper cathode resumed in 2007 as inventory rebuilding and rapidly rising end-use demand drove strong growth in refined copper consumption. This more than offset slower growth in the developed world, as softer demand persisted in the US, exacerbated in the second half by a weak housing market and subsequent global credit issues. Demand was also weaker in Japan and Western Europe during the second half of the year, due to slower end-use markets.

Despite lower demand in the Western World, global copper exchange inventories ended 2007 at 237,103 tonnes, 15,430 tonnes lower than the closing level in 2006. A sharp fall in Chinese exchange stocks towards the end of the year countered rises elsewhere.

On the supply-side, structural difficulties, equipment shortages, labour unrest and natural disasters all contributed to significant mine underperformance during the year, lending additional support to copper prices and ensuring ongoing tightness in the concentrate market. Benchmark concentrate treatment and refining charges fell from $60 per dry metric tonne and 6¢ per pound for 2007 to $52 per dry metric tonne and 5.2¢ per pound for contracts negotiated mid-year. Although smelter maintenance shutdowns around year end generated a modest recovery in spot treatment and refining charges, the 2008 annual benchmark posted a further decline to $45 per dry metric tonne and 4.5¢ per pound. Limited growth in mine supply and some further smelting capacity additions mean that the concentrate market is likely to remain tight during 2008.

Outlook

Although the weak economic conditions in the US are likely to continue for much of the year, limiting the potential for demand growth in the Western World, this is again likely to be offset by continuing strong refined copper demand growth in China. This, together with the potential for further supply-side disruptions, mine underperformance and project delays will again provide support to copper prices during 2008.



Changing the drill rod at the Tampakan exploration project, Philippines

Markets

XNi
Nickel

The nickel market in 2007 was subject to unprecedented volatility. A combination of new nickel demand fuelled by massive Chinese stainless steel capacity growth and speculative buying by funds were the primary catalysts for record nickel prices in the first half of 2007. Nickel prices started the year at $15.21 per pound ($33,540 per tonne) and peaked at a record high of $25.51 per pound ($54,050 per tonne) in May.

The introduction of LME lending guidance for nickel in early June prompted a sharp drop in the price, followed by destocking by stainless steel producers during the remainder of the year. Nonetheless, the average LME cash nickel settlement price rose to $16.82 per pound ($37,089 per tonne) over the year, a 54% increase over 2006.

The record nickel price environment encouraged the use of low grade nickel pig iron in steel production and stainless steel producers increased production of the 400 series ferritic (nickel free) and 200 series (lower nickel-containing) stainless steel at the expense of the 300 austenitic series (higher nickel-containing) series. The strong start to the year was followed by stainless steel production cuts in the second half which resulted in stainless steel production remaining at similar levels to 2006.

Nickel demand from the non-stainless steel sectors, such as foundry and nickel alloys, continues to be strong, especially from the aerospace, oil and gas, and power generation industries, as well as the battery sectors.

The degree of nickel supply disruptions experienced over the last few years has eased. In addition, the rapid rise of China's domestic low-nickel pig iron output sourced from ore from the Philippines, Indonesia and New Caledonia has been reported to have reached approximately 85,000 tonnes. Higher grade ore from Indonesia and New Caledonia is more suitable for producing a low grade nickel stainless steel feed containing 8% to 14% nickel. However, this new high cost source of nickel is only economic at high nickel prices.

Extensive destocking led to rising levels of LME stocks to just under 50,000 tonnes at the year end.

Outlook

The mid-term price outlook remains favourable, with prices expected to remain well above long-term averages due to robust emerging market demand and modest supply growth. For 2008, market prospects continue to be positive as the stainless steel market is expected to rebound. Early indications point to stronger first-quarter stainless steel production in Europe and the US, while China, Japan and Korea have yet to respond. This is due to the level of inventory destocking, which was exaggerated in the second half of 2007. It is expected that the price of nickel will remain in a tighter trading range accompanied by less volatility, due to the change in the nickel alloy surcharge system from three to one month pricing. The high marginal cost of low grade nickel pig iron production is also likely to restrict nickel prices to a tighter range, effectively acting as a swing producer when the price covers the cost of production of nickel pig iron.

Yngvar Finne seals anodes at the Nikkelverk refinery, Norway



Zn

Zinc

Demand for global refined zinc rose by 4% during 2007 to 11.6 million tonnes. Strong growth in many of the developing world economies, particularly China and India, helped to offset slower consumption in North America and Europe. In China, galvanising requirements continued to grow rapidly, mainly driven by the strong construction sector, but also influenced by booming vehicle production, consumer goods and urban construction. Strong zinc demand also came from Brazil and Russia, where the construction sector is starting to benefit from higher government spending on infrastructure.

In 2007, global zinc mine production increased by 6% to 11.3 million tonnes, due to new mines starting in Bolivia, Peru and Portugal and increased production in China, Kazakhstan and Australia. The market for concentrates eased somewhat from the very tight levels seen in the past three years resulting in negotiated treatment charges for 2007 increasing to $300 per tonne basis $3,500 zinc, compared to $128 per tonne basis $1,400 zinc negotiated in 2006.

Global refined zinc production increased in 2007 by 7% to 11.3 million tonnes in response to increased demand, continued high prices and improved concentrate availability. The largest increase in zinc metal output came from China, where refined zinc production grew by 17% to 3.7 million tonnes representing one third of world production. The higher availability of concentrates enabled China to double zinc concentrates imports to over 600,000 tonnes of contained zinc, resulting in a significant increase in metal output. Other increases in metal output were seen in Russia, Mexico, Brazil and India, where a new smelter was commissioned.

LME stocks increased during the first quarter due to higher Chinese exports, but decreased in the following two quarters as China again became a net importer of refined zinc to end the year at similar levels to the start of the year. The LME cash zinc price remained above $3,000 per tonne during the first eight months of the year but weakened in the last quarter of the year to end the year at $2,290 per tonne, responding to an expected increase in mine and metal output during 2008. The average LME cash price for zinc was similar to the previous year at $3,257 per tonne in 2007 compared to $3,264 per tonne in 2006.

Outlook

Although zinc mine and metal output is expected to rise in 2008 in response to the ongoing high price environment, strong growth in zinc demand is also expected, particularly in developing world economies. LME zinc stocks of less than three days of global consumption remain at historically low levels and, while a moderate supply surplus is expected in 2008, the potential for further supply disruptions provides additional support for prices above long-term averages. Treatment charges are expected to continue to increase in 2008, in line with greater availability of concentrates.

Lead

Global lead consumption is estimated to have increased in 2007 by approximately 4% compared to the previous year. China continues to be the driving force behind global growth with consumption increasing by 16%, an additional 350,000 metric tonnes year-on-year driven primarily by demand from the automobile and electric-powered bicycle sectors. Demand in Western Europe decreased by 2% and demand from North America remained flat year-on-year.

In 2007, global refined production increased by less than 2%, with Chinese production curtailed by export tax increases. The largest increases in refined production came from Russia and Eastern Europe, which together accounted for an aggregate increase of approximately 75,000 metric tonnes. The global supply balance for lead is expected to show a greater than expected deficit of up to 200,000 metric tonnes for the year.

LME stocks fluctuated during the year between a low of 22,000 metric tonnes and a high of some 48,000 metric tonnes, ending 2007 at 45,475 metric tonnes, 4,500 tonnes or 10% higher than at the start of the year.

The average LME monthly cash price for lead rose from $1,666 per tonne in January, increasing each month to reach a peak of $3,980 per tonne in mid October, after which prices eased. At the year end, the LME cash closing price was $2,546 per tonne.

Outlook

In 2008 the lead market is expected to be fairly balanced, with rising global demand driven mainly by China matched by increased production of refined lead. Lead stocks are therefore expected to remain low, contributing to a tight market during 2008 and supporting lead prices at historically elevated levels.

Financial Review



Raglan … near …

Basis of presentation of financial information

Financial information is presented in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union. The reporting currency of Xstrata plc is US dollars. Unless indicated to the contrary, revenue, earnings before interest, taxation, depreciation and amortisation (EBITDA) and earnings before interest and taxation (EBIT) are reported in the Financial and Operating Review before exceptional items. Exceptional items are significant items of income and expense which, due to their nature or expected infrequency, are presented separately in the income statement.

Unless otherwise indicated, all data and commentary in the Financial and Operating Reviews exclude the Xstrata Aluminum operations which were sold during the first half of the year and exceptional items. All dollar and cent figures provided refer to US dollars and cents.

Consolidated results $m	Statutory Year ended 31.12.07	Pro forma Year ended 31.12.06	Statutory Year ended 31.12.06
Alloys	1,352	959	959
Coal	4,201	3,757	3,617
Copper	12,794	12,508	7,007
Nickel	5,252	3,364	1,678
Zinc	4,726	4,774	3,721
Technology	217	120	120
Total Group revenue	28,542	25,482	17,102
Attributable total Group revenue	27,449	24,529	16,150
Alloys	448	263	263
Coal	1,194	1,320	1,249
Copper	4,987	5,399	3,349
Nickel	2,577	1,386	788
Zinc	1,822	1,946	1,479
Technology	47	26	26
Corporate and unallocated	(187)	(185)	(170)
Total Group EBITDA	10,888	10,155	6,984
Attributable total Group EBITDA	10,324	9,528	6,357
Alloys	389	234	234
Coal	690	937	892
Copper	4,163	4,528	2,850
Nickel	2,172	931	614
Zinc	1,529	1,673	1,329
Technology	43	22	22
Corporate and unallocated	(194)	(193)	(176)
Total Group EBIT	8,792	8,132	5,765
Attributable total Group EBIT	8,292	7,565	5,200

Financial Review

The acquisition of the Falconbridge group in August 2006 contributed to a substantial increase in Group revenue and earnings in 2007 on a statutory basis. EBIT of $8.8 billion was 53% higher than the statutory result for 2006, benefiting from a full year of earnings from Xstrata Nickel, the enlarged Xstrata Copper and Xstrata Zinc businesses and the Tintaya copper operation which was acquired in June 2006. Xstrata Coal's earnings similarly benefited from a full year's earnings from the Cerrejón coal operation following the acquisition of a one-third stake in March 2006. To facilitate comparison on a like-for-like basis, pro forma comparative figures for 2006 have been prepared. These assume that the acquisition of the Falconbridge, Tintaya and Cerrejón operations were made on 1 January 2006. Unless otherwise stated, prior year figures in the remainder of the report are stated on a pro forma basis.

Robust commodity prices and record production at Xstrata's coal, nickel, ferrochrome, platinum and zinc mining operations, coupled with a strong second half performance at the copper operations, boosted revenue by 12% compared to pro forma results for 2006. Volume growth contributed $249 million to EBIT, which rose by 8% to $8.8 billion. EBITDA increased by 7% to $10.9 billion or $11.3 billion including discontinued and exceptional items.

The beneficial impact of higher commodity prices period-on-period across Xstrata's businesses, with the exception of coking coal and vanadium, added over $1.3 billion to EBIT during the period.

Real cost savings of $253 million were achieved across every commodity business, despite ongoing significant cost pressures in the mining industry. Real cost savings were achieved as a result of new lower cost production coming on stream at the Rolleston and Wollombi coal operations and Lion ferrochrome smelting complex, higher by-product revenues and recoveries at Xstrata Zinc and operational efficiencies at Minera Alumbrera and the Australian copper operations.

The impact of mining industry inflation and CPI continued to weigh heavily on the industry, trimming EBIT by a total of $481 million. In particular, further price increases were experienced in South Africa, Argentina and Chile, primarily for energy, fuel and contractor labour. Profits were also negatively impacted by the weaker US dollar against most of Xstrata's operating currencies, reducing earnings by $457 million. Higher demurrage charges from Xstrata's Australian coal operations impacted 2007 EBIT by an additional $58 million over the charges in 2006.

EBIT Variances $m	**Total**
EBIT 31.12.06 (pro forma)	**8,132**
Sales price*	1,312
Volumes	249
Unit cost – real	253
Unit cost – CPI inflation	(246)
Unit cost – mining industry inflation	(235)
Unit cost – foreign exchange	(457)
Demurrage	(58)
Corporate social involvement expenditure	(33)
Other income and expenses	(70)
Depreciation and amortisation (excluding foreign exchange)	(55)
EBIT 31.12.07 (statutory)	**8,792**

*Net of commodity price linked costs, treatment and refining charges

Other expenses include higher long-term incentive plan costs due to the increase in Xstrata's share price, together with acquisition-related and start-up costs in respect of Eland Platinum. These negative impacts were partially offset by head office synergies achieved from the integration of Falconbridge which realised approximately $77 million of cost savings in the first full year of ownership, against the original target of $75 million per annum. Corporate social involvement expenditure rose by $33 million compared to pro forma EBIT in 2006 to $102 million as programmes to support community initiatives were extended across the former Falconbridge business during 2007.

Average Commodity Prices	Unit	Average price 2007	Average price 2006	% Change
Australian FOB export coking*	$/t	98.1	111.2	(12)
Australian FOB export semi-soft coking*	$/t	62.5	68.0	(8)
Australian FOB export thermal coal*	$/t	51.2	46.4	10
Colombian FOB export thermal coal*	$/t	52.3	49.3	6
South African export thermal coal*	$/t	51.7	45.8	13
Copper (LME cash average)	$/t	7,139	6,740	6
Lead (LME cash average)	$/t	2,594	1,286	102
Zinc (LME cash average)	$/t	3,257	3,264	–
Nickel (LME cash average)	$/t	37,089	24,155	54
Ferrochrome (Metal Bulletin)	¢/lb	89.3	71.6	25
Ferrovanadium (Metal Bulletin)	$/kg	37.2	38.5	(3)
Platinum	$/oz	1,337	1,142	17

* Average received price

Average commodity prices in 2007 outstripped 2006 levels for all of Xstrata's products with the exception of lower ferrovanadium and coking coal prices and stable zinc prices.

Average LME copper prices continued to rise period-on-period, supported by robust emerging market demand on the one hand and ongoing supply disruptions on the other. A very tight nickel market resulted in a rapid rise in prices early in 2007, peaking in May at a record nominal high, before falling back later in the year. Nonetheless, nickel prices are well above historical averages and the fundamentals of the market remain strong. Lead prices rose strongly through the year, reaching a peak in October. While prices have subsequently softened, they remain at very high levels by historical standards. Zinc prices remained stable period-on-period.

The decrease in received coking coal prices followed a 15% decline in the base term price for coking coal contract prices settled at the end of 2006. Spot coking coal prices are currently at record levels with trades being settled above $300 per tonne and expectations for the 2008-09 contract year are for a significant increase over 2007-08 levels. This situation reflects strong demand growth from steel producers and continued supply bottlenecks across the industry. During the period, received thermal coal prices benefited from strong demand, with China becoming a net importer of energy coal, slowing and lower quality supply growth from Indonesia, together with ongoing infrastructure constraints in Australia and South Africa. Thermal coal prices rose steeply in the final quarter and with spot prices soaring to well in excess of $130 per tonne, significant price increases are being forecast in respect of 2008 contract settlements.

Financial Review

Currency Table to $ (USD)	Average 2007	Average 2006	% change (+/-)	At 31.12.07	At 31.12.06
USD:ARS	3.12	3.07	2	3.15	3.06
AUD:USD	0.84	0.75	(12)	0.88	0.79
USD:CAD	1.07	1.13	(5)	1.00	1.17
USD:CHF	1.20	1.25	(4)	1.13	1.22
USD:CLP	522	531	(2)	498	532
USD:COP	2,075	2,359	(12)	2,018	2,240
USD:PEN	3.13	3.27	(4)	3.00	3.20
EUR:USD	1.37	1.26	(9)	1.46	1.32
GBP:USD	2.00	1.84	(9)	1.98	1.96
USD:ZAR	7.05	6.77	4	6.86	7.01

Ferrochrome prices recovered from lower average prices in 2006, to an average of 89¢ per pound. The European base price has risen further in the first quarter to $1.21 per pound, driven by continued strong demand from the stainless steel sector.

Xstrata's major operating currency exposures are in respect of the movements of the Australian dollar, Canadian dollar and South African rand against the US dollar. While the rand weakened marginally against the dollar, the Canadian dollar and Australian dollar strengthened materially, impacting earnings by an additional $457 million compared to 2006.

Earnings

Earnings Summary $m	Statutory Year ended 31.12.07	Pro Forma Year ended 31.12.06
EBIT (before exceptional items)	8,792	8,132
Net interest (excl. loan issue costs written-off and realised net foreign currency translation gains)	(793)	(1,038)
Income tax expense	(2,301)	(2,063)
Effective tax rate	29%	29%
Minority interests	(326)	(413)
Attributable profit (before exceptional items)	5,372	4,618
Earnings per share (before exceptional items)	5.60	4.99
Loan issue costs written-off	(60)	(9)
Net gains/(losses) from recycled foreign currency translation reserve and foreign currency movements on other borrowings	(62)	75
LionOre break fee (after costs)	275	–
Disposal fair value adjustment	(25)	–
Profit on sale of investments and operations	–	79
Profit from discontinued operations	53	127
Income tax on exceptional items	(10)	(5)
	171	267
Attributable profit	5,543	4,885
Earnings per share	5.78	5.28

The effective tax rate for the period before discontinued operations and exceptional items at 29% remained the same as the prior year. Higher taxes from profits earned in high tax jurisdictions, particularly in the locations of the nickel operations, were partly offset by the recently announced reduction in the Canadian corporate tax rate and a number of one-off deductions relating to the Falconbridge acquisition.

Minority interests decreased, predominantly due to the commencement of full royalty payments to our local partners at Alumbrera during the period.

EBIT Sensitivities $m	Impact on 2008 EBIT*	Indicative full year EBIT**
1¢/lb movement in ferrochrome price	13	15
$1/kg movement in ferrovanadium price	3	4
$1/tonne movement in Australian thermal export FOB coal price	19	35
$1/tonne movement in Australian coking export FOB coal price	5	8
$1/tonne movement in South African export thermal FOB coal price	6	15
1¢/lb movement in copper price	24	24
$10/oz movement in gold price	9	9
$1/lb movement in nickel price	194	194
1¢/lb movement in zinc price	19	19
$100/tonne movement in zinc treatment charge price	31	45
1¢/lb movement in lead price	6	6
$100/oz movement in platinum price	12	12
$100/oz movement in palladium price	6	6
10% movement ARS	23	23
10% movement AUD	424	434
10% movement CAD	232	232
10% movement EUR	37	37
10% movement ZAR	191	191

*After impact of currency and commodity hedging, and contracted, priced sales as at 31 December 2007

**Assuming current annualised production and sales profiles, no currency or commodity hedging and no contracted, priced sales and purchases at 31 December 2007

Millicent Kgoete at Xstrata Alloys' Thorndiffe mine, South Africa



Waste is discharged to the cooling font at Altonorte smelter, Chile



Financial Review

Cash Flow, Net Debt and Financing Summary

On the back of the Group's strong operating performance, operating cash flows rose by $1.7 billion to $11 billion, with free cash flow of $6.1 billion.

During the period, Xstrata completed acquisitions of some $2.1 billion, as outlined below. In addition, during weak market conditions in the third quarter, 1% of the issued share capital was opportunistically purchased by Batiss Investments for $518 million under the Group's equity capital management programme. Despite these cash outflows, robust cash generation from operations enabled the Group to reduce net debt by $1.6 billion in 2007.

In March, the Group received proceeds of $1,120 million from the disposal of Noranda Aluminum, comprising the aluminium assets acquired through the Falconbridge acquisition. The receipt of a termination payment of C$305 million ($275 million net of fees relating to

Movement in net debt $m	Statutory Year ended 31.12.07	Pro forma Year ended 31.12.06
Cash generated from operations*	11,046	9,370
Net interest paid	(671)	(965)
Dividends received	4	2
Tax paid	(2,965)	(1,486)
Cash flow before capital expenditure	7,414	6,921
Sustaining capital expenditure	(1,432)	(893)
Disposals of fixed assets	86	32
Free cash flow	6,068	6,060
Expansionary capital expenditure	(1,430)	(1,163)
Cash flow before acquisitions	4,638	4,897
Purchase of investments	(41)	(3)
Purchase of subsidiaries and operations net of cash acquired	(2,130)	(18,793)
Sale of aluminium business, net of cash disposed	1,120	–
Other investing activities	(44)	24
Net cash flow before financing	3,543	(13,875)
Purchase of own shares	(14)	(11)
Equity capital management share buyback	(518)	–
Capital injection by minority interest	180	–
Proceeds from sale and issue of own shares	56	7,871
Equity dividends paid**	(443)	(496)
Dividends paid to minority interests	(485)	(202)
Redemption of minority interests	(22)	(95)
Debt acquired with operations	(301)	(4,642)
Redemption of convertible bonds	202	359
Reclassification from equity and liabilities to debt	(200)	–
Fair value adjustment to Canadian capital market notes	(113)	–
Other non-cash movements	(259)	101
Movement in net debt	1,626	(10,990)
Net debt at the start of the year	(13,601)	(2,611)
Net debt at the end of the period	(11,975)	(13,601)

*Includes net termination payment from LionOre of $275 million
**Pro forma dividend payments in 2006 included a special dividend of $172 million paid by Falconbridge prior to its acquisition by Xstrata

the disposal) from LionOre Mining International, following termination of its support agreement with Xstrata, also contributed to Xstrata's robust balance sheet. Gearing (defined as net debt to net debt plus equity) fell from 41% to 32% at the end of the year.

Cash tax payments of approximately $2,965 million were made in 2007, reflecting the settlement of tax liabilities outstanding from the Falconbridge operations and Xstrata's own operations for the full twelve months to December 2006 and including certain additional payments in respect of tax years that predated Xstrata's acquisition of Falconbridge.

In 2007, all of the remaining outstanding 3.95% convertible bonds due in 2010 were converted into Xstrata shares by 4 April, resulting in a $202 million reduction in debt. A further tranche of $375 million of 4% convertible bonds due in 2017 remain outstanding and relate to the convertible bond issued to Brookfield in part payment for a 20% stake in Falconbridge in August 2005.

The Group continued to diversify its sources of funding during the year, commencing with an inaugural multi-tranche Euro bond offering, which raised €1 billion in June 2007. Combined with continuing strong operational cash flows, this allowed the final $9.5 billion tranche of bank debt associated with the Falconbridge acquisition to be refinanced. A new 5 year syndicated bank loan of $4.68 billion was signed in July 2007 on significantly improved terms and conditions.

In November, a second US bond offering was successfully completed, with the issue of a $500 million 30 year bond, which further lengthened the Group's average debt maturity profile.

Further committed bank bridging facilities totalling $3.5 billion have been secured prior to year end, to fund the acquisitions of Jubilee Mines and Resource Pacific.

Reconciliation of EBITDA to cash generated from operations $m	Statutory Year ended 31.12.07	Pro forma Year ended 31.12.06
EBITDA	10,888	10,155
Exceptional items	275	–
Discontinued operations	120	286
Share of results from associates	(15)	(9)
Share-based compensation plans	103	91
Increase in inventories	(652)	(811)
Increase in trade and other receivables	(348)	(633)
Increase in deferred stripping and other assets	(106)	(154)
Increase in trade and other payables	552	534
Movement in provisions and other non-cash items	229	(89)
Cash generated from operations	11,046	9,370

Net debt summary $m	Statutory As at 31.12.07	Statutory As at 31.12.06
Cash	1,148	1,860
External borrowings	(12,991)	(15,219)
Finance leases	(132)	(242)
Net debt	(11,975)	(13,601)
Net debt to net debt plus equity	32%	41%

Financial Review

Working Capital

Working capital $m	Statutory As at 31.12.07	Statutory As at 31.12.06
Inventories	4,167	3,539
Trade and other receivables	2,967	2,829
Prepayments	265	206
Trade and other payables	(3,745)	(3,125)
Net working capital	3,654	3,449

Receivables have increased off the back of higher volumes and commodity prices. Higher prices similarly led to an increase in inventories which was partially offset by the positive impact of the nickel distribution agreement with Glencore, which significantly reduced working capital requirements. The increase in payables reflects the ongoing inflationary environment and the increased scale and scope of the operations.

Treasury Management and Financial Instruments

The majority of the Group's revenue streams are denominated in US dollars. The Group seeks to source debt capital in US dollars directly or by borrowing in other currencies and swapping them into US dollars.

Currency cash flow hedging may be used to reduce the Group's short-term exposure to fluctuations in the US dollar against local currencies. The unrealised mark-to-market gain at 31 December 2007 was $1 million. Currency hedging gains reflected in the income statement for 2007 amounted to $23 million.

The Group did not enter into any strategic, long-term base metals hedging contracts in the period. The unrealised mark-to-market loss on coal and gold hedges at 31 December 2007 for contracts maturing in 2008 was $192 million, based on the forward curve at that date.

Consolidated Capital Expenditure

During 2007, Xstrata continued to invest significant capital in initiatives which, while sustaining in nature, will further improve the cost profile, efficiency and lives of its operations. Sustaining capital expenditure rose to $1.5 billion, including significant expenditure to improve the safety, environmental performance and efficiency of the former Falconbridge operations.

Expenditure on expansionary growth projects also ramped up in 2007 to $1.4 billion, as a number of greenfield and brownfield projects were progressed across every commodity business. Xstrata Nickel's Nickel Rim South mine in the Sudbury basin and the major greenfield Koniambo project in New Caledonia both incurred substantial expenditure in 2007. Nickel Rim South is due to commence production in 2009 and the sinking of both the main production and ventilation shafts was completed in early 2008.

Xstrata Coal continued to invest in its significant portfolio of growth projects in New South Wales, Australia including the newly acquired Anvil Hill project and the Blakefield, Mount Owen and Liddell expansions. In Queensland, work began on the pre-feasibility study for the Wandoan project, which will ultimately deliver in excess of 15 million tonnes per annum of export thermal coal. In South Africa, the Goedgevonden project is reaching peak expenditure, as production ramps up to 6.7 million tonnes of thermal coal annually, further improving the cost profile of the South African coal operations.



A truck hauls ore at Lomas Bayas open pit mine, Chile

Capital expenditure summary (excludes deferred stripping expenditure) $m	Statutory Year ended 31.12.07	Pro forma Year ended 31.12.06
Alloys	56	40
Coal	460	235
Copper	425	257
Nickel	281	162
Zinc	219	114
Technology	3	1
Unallocated	11	5
Total Sustaining	1,455	814
Attributable Sustaining	1,426	793
Alloys	64	220
Coal	347	295
Copper	296	257
Nickel	424	294
Zinc	285	158
Technology	1	1
Total Expansionary	1,417	1,225
Attributable Expansionary	1,396	1,127
Alloys	120	260
Coal	807	530
Copper	721	514
Nickel	705	456
Zinc	504	272
Technology	4	2
Unallocated	11	5
Total	2,872	2,039
Attributable total	2,822	1,920

Financial Review

Expenditure at Xstrata Copper will realise a series of near-term brownfield growth projects at Mount Isa and Ernest Henry in Australia, Lomas Bayas, Altonorte smelter and Collahuasi in Chile and Antapaccay in Peru. The business continues to advance and prioritise its industry-leading portfolio of greenfield projects and in this regard, substantial further investment was made in Las Bambas, El Morro and El Pachón in South America and Tampakan in the Philippines. On 5 December 2007, Xstrata Copper and engineering, construction and project management company Bechtel joined forces in a strategic alliance, which will facilitate the timely and cost effective development of Xstrata Copper's project pipeline.

The Group also invested in low cost brownfield zinc growth projects including the further expansion of the zinc-lead concentrator at Mount Isa and the McArthur River open pit development. Further investment was made in the Perseverance mine in Canada, where the development schedule has been accelerated to take advantage of robust zinc demand. The project is due to commence production in mid 2008 and will produce 228,000 tonnes per annum of zinc concentrate and 35,000 tonnes of copper concentrate.

Xstrata Alloys successfully completed within budget the Bokamoso pelletising and sintering plant, further development of the Project Lion ferrochrome smelting complex and the ramp-up of the Mototolo platinum group metals joint venture.

Acquisitions and disposals

During the year, Xstrata continued to extend and improve its portfolio of assets through targeted acquisitions and the disposal of the non-core aluminium division, acquired in 2006 as part of the Falconbridge transaction. In addition to acquisitions of coal assets in New South Wales, the Group made a significant investment in platinum through the acquisition of Eland Platinum mines and broadened further its growth portfolio of copper assets by exercising its option in the Tampakan project in the Philippines. In early 2008, the acquisitions of Jubilee Mines, a Western Australian nickel producer and Resource Pacific, a New South Wales coal producer were successfully completed.

Tampakan

In December 2006, Xstrata Copper exercised its option to acquire 62.5% of Sagittarius Mines Inc, the holder of the Tampakan copper-gold project in the Philippines, for $47 million. Xstrata Copper assumed management control on 30 March 2007.

Frieda River

In January 2007, Xstrata Copper exercised an option to obtain a 73.7% interest in the Frieda River copper-gold porphyry in Papua New Guinea in a joint venture with Highlands Pacific (16.4%) and Japan's OMRD (19.9%).

Lucio Condori oversees a project to reforest an area close to Collahuasi copper mine, north Chile

Mark Holland, electrician on the longwall at Beltana coal, NSW, Australia





Narama
On 7 August, the Group acquired the remaining 50% interest in the Narama thermal coal mine in Australia from Iluka Resources Limited for $58 million.

Anvil Hill
On 17 October 2007, the Group acquired the Anvil Hill asset from Centennial Coal Company for $468 million. The acquisition of the Anvil Hill Project will add to Xstrata's NSW thermal coal portfolio, with the mine plan envisaging production of up to 10.5 million tonnes of both domestic and export grade thermal coal annually over a 20 year period.

Austral Coal Limited
On 28 December 2007, the Group completed the acquisition of Austral Coal Limited (Austral), at a total cost of $542 million. Austral owns the Tahmoor underground coking coal operation in the Southern Coalfields of New South Wales, Australia. The Tahmoor acquisition contributes significantly to Xstrata's growing coking coal production.

Cumnock Coal Limited
On 10 September 2007, the Group acquired the remaining 16% of Cumnock Coal Limited which it did not previously own, for $22 million and subsequently sold a 10% joint venture stake in the operation to Itochu Coal Resources Pty Limited on 21 December 2007.

Eland
On 14 November 2007, the Group acquired 100% of Eland Platinum Holdings Limited (Eland). Eland was previously listed on the Johannesburg stock exchange and held a 65% interest in Eland Platinum Mines (Pty) Limited which owns the Elandsfontein platinum project. The Group also acquired an additional 9% interest in the Elandsfontein platinum project increasing the Group's interest in the project to 74%. The total cost of the acquisition was $1,113 million.

Jubilee
On 31 January 2008, Xstrata Nickel declared its AUD3.1 billion ($2.9 billion) takeover offer for Jubilee Mines (Jubilee) unconditional and its price of AUD23 per share final. Xstrata Nickel assumed management control of Jubilee on 4 February 2008, establishing Xstrata Nickel Australasia as a new operating division. On 22 February, Xstrata Nickel declared an interest of 97% in Jubilee Mines and proceeded to compulsorily acquire the remainder of the shares.

Resource Pacific
On 5 December 2007, Xstrata Coal announced an unconditional takeover offer for Resource Pacific Holdings Limited (Resource Pacific) of AUD2.85 per share. At the same time, Xstrata Coal announced a co-operation agreement with Marubeni Corporation, Resource Pacific's largest shareholder, which, combined with the shares it had purchased on market, resulted in Xstrata Coal holding a relevant interest of 15.56% in Resource Pacific shares. On 8 February 2008, Xstrata Coal increased the offer to AUD3.20 per share, valuing Resource Pacific at approximately AUD1,082 million ($1,006 million), and declared the offer price final. The acquisition was successfully completed on 10 March.

Aluminium assets
On 11 April 2007, Xstrata announced the disposal of Noranda Aluminum, comprising the aluminium assets acquired through the Falconbridge transaction for a cash consideration of $1,120 million (net of costs and cash disposed) to Apollo Management LP. The transaction completed on 18 May 2007.

Financial Review

Dividends

The directors have proposed a 2007 final dividend of 34¢ per share, amounting to $326 million. This amounts to a full year dividend of 50¢ per share, a 20% increase on the comparable 2006 rights issue-adjusted figure. The final dividend will be paid on 16 May to shareholders on the register at 25 April 2008.

Dividend dates	2008
Ex-dividend date	23 April
Deadline for return of currency election forms	25 April
Record date	25 April
AGM	6 May
Applicable exchange rate date	9 May
Payment date	16 May

As Xstrata plc is a Swiss tax resident company, the dividend payment will be taxed at source in Switzerland at the rate of 35%. A full or partial refund of this tax may be available in certain circumstances.

The final dividend is declared and will be paid in US dollars. Shareholders may elect to receive this dividend in Sterling, Euros or Swiss francs. The Sterling, Euro or Swiss francs amount payable will be determined by reference to the exchange rates applicable to the US dollar seven days prior to the dividend payment date. Dividends can be paid directly into a UK bank or building society account to shareholders who elect for their dividend to be paid in Sterling.

Further details regarding tax refunds on dividend payments, together with currency election and dividend mandate forms, are available from Xstrata's website (www.xstrata.com) or from the Company's Registrars.

Share Data

Under IFRS, own shares are deducted from the total issued share capital when calculating earnings per share. During the year, 6,618,641 shares were disposed of, 291,585 shares were purchased in the market and 4 million shares were issued to the Share Ownership Trust, (an employees' share scheme as that term is defined for the purposes of the Companies Act 1985 and within its provisions), to service the exercise of employee share options and contingent share awards.

Share price	XTA LSE (GBP)	XTA SWX (SFr)
Closing price 31.12.06	25.50	61.20
Closing price 31.12.07	35.50	81.75
Period high	38.46	88.30
Period low	22.02	52.15
Period average	29.13	71.29



Darren Romin drills underground at Craig Mine, Sudbury



Nickel matte from the Sudbury Smelter, Canada is unloaded at the Nikkelverk refinery, Norway

Shares in issue for EPS calculations	Number of shares (000s)
2007	
Weighted average for year ended 31.12.07 used for statutory eps calculation	959,549
2006	
Weighted average for year ended 31.12.06 used for statutory eps calculation	771,820
Weighted average for year ended 31.12.06 used for pro forma eps calculation	925,406
Total issued share capital as at 31.12.07	971,667

Equity Capital Management Programme

Under the equity capital management programme (ECMP), up to 10% of the issued capital of Xstrata plc can be purchased in the market by Batiss Investments, a Guernsey-registered entity owned by a trust and legally independent of the Xstrata Group. During the second half of 2007, 9,310,000 shares were purchased at an average price of GBP 27.67 per share at a total cost of $518 million.

Publicly disclosed major shareholders Name of shareholder	Number of ordinary shares of $0.50 each	% of ordinary issued share capital
Glencore International AG	336,801,333	34.44
Legal & General Group plc	29,999,246	3.06

Operating Review



McArthur River Children from the Borroloola community near to the McArthur River zinc-lead mine, Northern Territory, Australia

XA Alloys

Xstrata Alloys EBIT rose by 66% in 2007, boosted by higher volumes and sales prices for ferrochrome and platinum, partly offset by vanadium prices, which were down from record levels in 2006. Real unit cost savings of $44 million were achieved, largely due to improved productivity at the ferrochrome operations as production was ramped up to respond to higher demand. Improved efficiencies partially offset the impact of CPI and mining sector inflation.

Chrome

Revenue for 2007 was 42% higher than in 2006, predominantly driven by robust global demand for ferrochrome and consequent higher average prices. Attributable saleable production of 1.2 million tonnes of ferrochrome was 27% higher than in the previous year as all previously idled furnaces were brought back into production.

EBIT more than doubled to $266 million, due to higher average prices and good cost control, in an environment of high mining sector inflation. Increased production volumes positively impacted fixed costs and offset increases in higher variable costs resulting from higher energy and coke costs as well as ore purchased from third parties.

To meet increased demand from the smelters in 2007, chromite ore production was increased at the Thorncliffe, Helena and Waterval mines with the opencast reserves at Boshoek being developed toward the end of the year. UG2 chrome ore recovery plants at Eastern Platinum Mines and Mototolo Platinum were commissioned in 2007, providing a source of low cost UG2 chrome ore.

The commissioning of the Bokamoso pelletising plant, the largest chrome ore pelletising and sintering operation in the world, was successfully completed within budget in the second half of the year. The plant provides additional agglomeration capacity to enable all ore fines from the chrome mining operations, including UG2 chrome ore recovered from PGM mining, to be agglomerated and consumed by the smelters on the Western Limb. The Bokamoso plant is expected to reduce operating costs whilst improving environmental performance and operational flexibility.

All submissions to the Department of Mineral and Energy for New Order Prospecting Rights, New Order Mining Rights and conversions have been completed. To date, all applications for New Order Mining and Prospecting Rights including 50% of Mining Right conversion applications have been granted by the Minister of Minerals and Energy.

EBIT Variances	**$m**
EBIT 31.12.06	**234**
Sales price*	192
Volumes	51
Unit cost – real	44
Unit cost – CPI inflation	(40)
Unit cost – mining inflation	(49)
Unit cost – foreign exchange	18
Other income and expenses	(29)
Depreciation and amortisation (excluding foreign exchange)	(32)
EBIT 31.12.07	**389**

*Net of commodity price linked costs

Operating Review | Alloys

Financial and Operating Data $m	Year ended 31.12.07	Year ended 31.12.06
Chrome		
Revenue	1,064	748
EBITDA	310	141
Depreciation and amortisation	(44)	(23)
EBIT	266	118
Share of Group EBIT	3.0%	1.5%
Capital employed	958	902
Return on capital employed*	28.5%	12.6%
Capital expenditure	193	197
Sustaining	47	36
Expansionary	146	161
Indicative average published price (¢/lb) (Metal Bulletin)	89.3	71.6
Vanadium		
Revenue	159	199
EBITDA	72	111
Depreciation and amortisation	(8)	(6)
EBIT	64	105
Share of Group EBIT	0.7%	1.3%
Capital employed	134	146
Return on capital employed*	49.1%	69.5%
Capital expenditure	10	5
Sustaining	9	4
Expansionary	1	1
Indicative average published prices		
V_2O_5 ($/lb) (Metal Bulletin)	7.4	7.9
Ferrovanadium ($/kg V) (Metal Bulletin)	37.2	38.5
Platinum		
Revenue	129	12
EBITDA	66	11
Depreciation and amortisation	(7)	–
EBIT	59	11
Share of Group EBIT	0.7%	0.1%
Capital employed	1,774	71
Return on capital employed*	16.4%	–
Capital expenditure	17	58
Sustaining	–	–
Expansionary	17	58
Average LBM PGM prices ($/oz)		
Platinum	1,337	1,142
Palladium	355	320
Gold	710	605
Rhodium	6,201	4,470

*ROCE % based on average exchange rates for the year

Vanadium

Revenue decreased by 20% to $159 million while EBIT decreased by 39% to $64 million as volumes came under pressure due to production problems and a shortage of vanadium-rich spinel during the second half of the year. Vanadium pentoxide and ferrovanadium production volumes declined by approximately 13% compared to 2006.

Platinum Group Metals

Revenue for 2007 rose significantly, driven by higher prices resulting from continued robust global demand for platinum group metals and reflecting the first full year of production from the Mototolo joint venture which commenced production in the final quarter of 2006.

Consequently, attributable production levels increased to 83,180 ounces in 2007 from 9,680 ounces in 2006. Development of the on-reef decline clusters has progressed with sufficient mine face-length exposed to sustain steady state production of 200,000 tonnes per month. Production is continuing to ramp up and is expected to reach steady state production in the first quarter of 2008. The 200,000 tonnes per month MF2 concentrator is performing according to design.

Xstrata's acquisition of Eland Platinum was completed on 14 November 2007 and has provided immediate access to the operational Elandsfontein concentrator and open cast mine, in addition to access to significant further growth opportunities. Milling commenced in December with the commissioning of the concentrator. First concentrate was delivered during the same month.

Developments

Chrome

The Lion smelter experienced a slower than expected production ramp up in 2007, largely due to equipment failure and the lack of readily available critical skills. Furnace components are currently on order to improve furnace availability and additional engineering and operational staff have been allocated to the operation.

Furnace shutdowns required to implement improvements will take place during the second quarter of 2008, after which the plant is expected to produce at design capacity on a sustainable basis.

The Bokamoso pelletising plant was commissioned on schedule and within budget. By December, production at this plant had already achieved 80% of design capacity at production costs well below budget. Improvements to the raw material loading and final product handling systems are being installed and should be completed by the end of the first quarter of 2008. The plant is on track to attain full operating capacity of some 1.2 million tonnes per annum by the end of the first quarter of 2008.

Eric Sekatsi, spiral attendant at Xstrata Alloys' Kroondal mine, South Africa



Sizo primary school in Lydenburg is supported by Xstrata Alloys



Operating Review | Alloys

Summary Production Data	Statutory Year ended 31.12.07	Statutory Year ended 31.12.06
Attributable saleable production		
Ferrochrome (kt)	1,219	959
Vanadium		
V_2O_5 (k lbs)	18,870	21,651
Ferrovanadium (k kg)	4,280	4,907
Platinum group metals (oz)		
Platinum	47,699	5,428
Palladium	27,136	3,249
Gold	616	83
Rhodium	7,729	920

Vanadium

Agreements are in the process of being finalised to give effect to the commercial terms of the Black Economic Empowerment (BEE) transaction agreed with the Bakwena Ba Mogopa Traditional Community during 2006, following changes in the Bakwena Ba Mogopa chieftainship. It is anticipated that the outstanding conditions precedent will be satisfied within the next few months, including South African Revenue Service taxation rulings, regulatory and statutory consents from the Minister of Land Affairs and the Minister of Minerals and Energy.

Platinum

Eland Platinum was successfully integrated into Xstrata Alloys by the end of 2007. The opencast operation is producing approximately 200,000 tonnes or ore per month from two box cuts with a mine life of three years for these two pits.

The sinking of two decline systems will commence during the first half of 2008 in order to enable underground mining to commence, thereby sustaining production levels once ore from the opencast operation is depleted.

The Elandsfontein operation has the potential to increase production levels to around 450,000 tonnes of ore per month, which at full production equates to output of around 600,000 ounces of PGMs. Project work to install the required capacity will commence early in 2008, as well as an extensive exploration programme. Mine life at current production levels is projected to be 50 years.

In early 2008, Xstrata Alloys agreed to acquire New Order Prospecting rights from Nkwe Platinum Limited for $12 million in respect of three properties situated adjacent to Xstrata's Elandsfontein mine in the Western Limb of the Bushveld Complex and lie up-dip from a further property acquired through Xstrata's acquisition of Eland Platinum. These properties constitute a natural extension to existing opencast mining at Elandsfontein.

A strong operational performance in 2007 boosted production volumes by 8% over pro forma 2006 results. The main contributors to increased volumes were record production from the South African and Colombian operations, additional coking coal production from the new Wollombi pit at Newlands and significant productivity gains at Oaky Creek. The acquisition of the remaining 50% of ATC/ATCOM from Total Coal South Africa (TCSA) and the remaining 50% of Narama also contributed to the result. Sales volumes over the same period improved by 6% despite the impact of infrastructure bottlenecks in Australia, contributing $50 million to EBIT in 2007.

Stronger realised export thermal prices in both the Pacific and Atlantic markets, partly offset by lower average coking coal prices, contributed $114 million to EBIT. The impact of the stronger Australian dollar against the US dollar more than offset the beneficial impact of higher prices, trimming operating profits by over $200 million compared to the previous year.

Ongoing constraints to the Australian coal chain at both major ports hindered sales growth and resulted in record levels of demurrage expenses, negatively impacting EBIT by $112 million in 2007, up by $58 million over 2006 levels. Xstrata Coal continues to take a leading role in working with state governments and the industry to improve the existing vessel queue management systems and achieve a sustainable long-term solution.

After stripping out the impact of coal mining sector inflation, CPI, demurrage and other one-off items, real unit cost savings of $77 million year on year were achieved, primarily from improved productivity at the South African operations and the Australian coking coal business.

Increased depreciation and amortisation charges of $90 million are due predominantly to the commencement of amortisation of the Richards Bay Coal Terminal export entitlement right in South Africa, combined with additional depreciation associated with the ATC/ATCOM and Narama acquisitions.

Overall, Xstrata Coal EBIT declined by 26% to $690 million, reflecting the impact of mining sector and CPI inflation, demurrage costs and amortisation compounded by the strength of the Australian dollar, which outweighed the higher received prices and volumes.

Australian thermal coal

Saleable production from the Australian thermal coal operations increased by 1% to 41.4 million tonnes, with growth from the Rolleston mine in Queensland more than offsetting the planned reduction in thermal coal volumes from the Newlands-Collinsville-Abbot Point (NCA) complex. Despite increased production, sales volumes were restricted due to reduced export volumes through the Hunter Valley coal chain which fell by 3% to 40.5 million tonnes.

Operating costs in 2007 were negatively impacted by $82 million in demurrage expenses, $41 million higher than in 2006. This was compounded by the cost impact of lost production in June due to severe weather conditions in the Hunter Valley and geological issues at Newlands

EBIT Variances	**$m**
EBIT 31.12.06 (pro forma)	**937**
Sales price*	114
Volumes	50
Unit cost – real	77
Unit cost – CPI inflation	(99)
Unit cost – mining inflation	(34)
Unit cost – foreign exchange	(202)
Foreign currency hedging	35
Demurrage	(58)
Other income and expenses	(33)
Depreciation and amortisation (excluding foreign exchange)	(90)
Acquisition	(7)
EBIT 31.12.07 (statutory)	**690**

*Net of commodity price linked costs

Operating Review | Coal

Northern Underground. After adjusting for demurrage and other one-off costs, real local unit costs remained flat year-on-year due predominantly to increased production from the low cost Rolleston mine and ramp up of production from the new Ulan longwall.

Average received export thermal coal prices increased by 10% on the prior year to $51 per tonne and largely offset the impact of reduced sales volumes and increased cost pressures. The largest impact on EBIT came from the appreciation of the Australian dollar, which has strengthened by 11% over the prior year, leading EBIT from the Australian thermal coal operations to decline by 36% to $277 million.

Australian coking coal

Coking coal production increased by 21% to 6.8 million tonnes over the prior year, resulting from the commencement of production from the Newlands Wollombi pit and productivity improvements at Oaky Creek following the installation of the new longwall and more favourable geological conditions. Higher production was achieved despite the planned closure of the Oaky Creek open cut operation.

Summary Production Data (million tonnes)	Statutory Year ended 31.12.07	Pro forma* Year ended 31.12.06
Total consolidated production	82.8	76.5
Total thermal coal	69.6	65.6
Coking Australia	6.8	5.6
Semi-soft Australia	6.4	5.3

Sales Data (million tonnes)	Statutory Year ended 31.12.07	Pro forma Year ended 31.12.06
Consolidated Australian sales total	46.5	47.3
Coking export	6.0	5.4
Semi-soft coking export	6.4	5.3
Thermal export	26.6	29.0
Domestic	7.5	7.6
Consolidated South African sales total	24.9	20.3
Thermal export	13.7	13.2
Thermal domestic	11.2	7.1
Consolidated Americas sales total	9.9	9.2
Attributable Australian sales total	43.9	44.4
Coking export	6.0	5.4
Semi-soft coking export	5.8	4.9
Thermal export	24.7	26.8
Domestic	7.4	7.3
Attributable South African sales total	20.1	17.4
Thermal export	11.0	11.2
Thermal domestic	9.1	6.2
Average received export FOB coal price ($/tonne)		
Coking Australia	98.0	111.2
Semi-soft coking Australia	62.5	68.0
Thermal Australia	51.2	46.4
Thermal South Africa	51.7	45.8
Thermal Americas	52.3	49.3





Coal stacker reclaimer at Cerrejón port, Colombia

David Bryan, CHPP operator, Newlands coal mine, Queensland, Australia

Sales volumes increased by 11% to 6 million tonnes, predominantly from the NCA complex as new coking production came on stream from Wollombi. Further growth was constrained by a lack of port and rail capacity for Oaky Creek exports through Dalrymple Bay. The acquisition of Tahmoor in October contributed 257,000 tonnes of hard coking coal.

After excluding the impact of demurrage, real local unit costs decreased by 9% against the prior year due to productivity gains at Oaky North resulting from new longwall equipment, and new lower cost production from Wollombi.

Constraints at the Dalrymple Bay coal terminal failed to dissipate throughout the year, with the queue at year end extending to 45 vessels, and demurrage costs impacting EBIT by $27 million, $14 million higher than in the previous year.

Despite improvements to both real unit costs and volumes, EBIT from Australian coking operations declined by 43% due to ongoing inflation, demurrage, a 12% decrease in average coking prices at $98 per tonne, reflecting the lower 2007 Japanese financial year benchmark, and the strength of the Australian dollar.

South Africa

Production from the South African operations increased by 20% over the prior year to 24.7 million tonnes, due predominantly to the acquisition of the remaining 50% of ATC/ATCOM and commencement of production from 5-Seam open cut operations. Export sales volumes increased by 4% to 13.7 million tonnes in line with port entitlement, while domestic sales volumes increased by 58% to 11.2 million tonnes, buoyed by local demand for power station coal as well as an additional 1.8 million tonnes sold free on rail to TCSA each year (ending in 2009) under the ATC/ATCOM acquisition agreement.

After excluding the impact of coal mining sector inflation, real unit costs improved by 7% year on year. Real cost savings were achieved through the introduction of lower cost production at Goedgevonden and 5 Seam open cut and a continued focus on efficiencies, with Xstrata Coal underground coal mining productivities now setting the benchmark for the South African industry.

In the Atlantic market, export thermal prices of $52 per tonne were achieved from South Africa, a 13% increase over the prior year. Stronger prices, together with increased volumes and real unit cost savings more than offset the impact of coal mining sector inflation and higher non-cash costs resulting from amortisation of the RBCT export entitlement and the ATC/ATCOM transaction. As a result, EBIT rose by 11% over the previous year to $109 million.

Americas

Xstrata Coal's share of production from Cerrejón increased by 4% over the prior year on an attributable basis to 9.9 million tonnes, resulting from improved productivities following the delivery of new fleet equipment as part of the expansion to 32 million tonnes per annum. Sales volumes increased by 8% to 9.9 million tonnes over the same period, despite the loss of three weeks of loading capacity due to critical ship loader repairs. Average received export prices rose by 6% compared to 2006 to $52 per tonne.

Unit cost performance also improved in the second half in line with improved productivity. After excluding the impact of coal mining sector inflation, appreciation of the Colombian peso and $3 million in demurrage, Cerrejón reduced real unit costs by 3% over the prior year.

Operating Review | Coal

Financial and Operating Data $m	Statutory Year ended 31.12.07	Pro forma** Year ended 31.12.06
Revenue: operations†	3,965	3,626
Coking Australia	587	598
Thermal Australia	1,996	1,887
Thermal South Africa	864	688
Thermal Americas	518	453
Revenue: other	236	131
Thermal Australia	180	105
Thermal South Africa	56	26
Total revenue	4,201	3,757
Coking Australia	587	598
Thermal Australia	2,176	1,992
Thermal South Africa	920	714
Thermal Americas	518	453
EBITDA	1,194	1,320
Coking Australia	214	300
Thermal Australia	508	622
Thermal South Africa	235	175
Thermal Americas	237	223
Depreciation and amortisation	(504)	(383)
Coking Australia	(71)	(50)
Thermal Australia	(231)	(186)
Thermal South Africa	(126)	(77)
Thermal Americas	(76)	(70)
EBIT	690	937
Coking Australia	143	250
Thermal Australia	277	436
Thermal South Africa	109	98
Thermal Americas	161	153
Capital employed	8,557	6,709
Australia	5,269	3,497
South Africa	1,481	1,438
Americas	1,807	1,774
Share of Group EBIT	7.8%	11.5%
Australia	4.8%	8.4%
South Africa	1.2%	1.2%
Americas	1.8%	1.9%
Return on capital employed*	9.2%	14.2%
Australia	10.0%	20.5%
South Africa	7.6%	6.6%
Americas	8.9%	8.6%
Capital expenditure	807	530
Australia	489	307
South Africa	231	159
Americas	87	64
Sustaining	460	235
Expansionary	347	295

*ROCE % based on average exchange rates for the year
**Pro forma including Cerrejón acquisition from 01.01.06
†Includes purchased coal for blending with mine production

Overall the Americas contributed $161 million to EBIT in 2007, a 5% increase on the previous year. This increase is predominantly attributable to increased volumes and higher prices which offset the impact of inflationary pressures and the strength of the Colombian peso.

Developments

Australia

The acceleration of Xstrata Coal's project portfolio was underpinned by capital expenditure of $489 million in 2007. Key items of expenditure included:

- Continued progress on the new Blakefield South mine, a completely new underground longwall operation that will replace production from the Beltana mine from 2010
- Expenditure on the Mount Owen expansion involving a new, third washery module to allow the Glendell reserves to be developed
- Replacement of the longwall at Oaky North, with just six months between order and on-site delivery, avoiding disruption
- Incremental expansions of the Liddell and Mount Owen complexes, including a washery upgrade and a new, third washery module respectively. These initiatives will substantially increase output by up to 5 million tonnes per annum.

Xstrata Coal purchased its joint venture partner Iluka Resources' 50% interest in the Narama thermal coal mine, located in the Hunter Valley of New South Wales for approximately $58 million in August. The transaction enabled Xstrata Coal to create value from the further consolidation of its interests in the Hunter Valley. Narama produce approximately 2.5 million tonnes of domestic thermal coal per annum.

In August the shareholders of Cumnock Coal Limited approved a proposal to reduce Cumnock's share capital whereby it became a wholly-owned subsidiary of Xstrata Coal for a total consideration of $19 million. On 21 December the Group sold a 10% joint venture stake in Cumnock Coal for $7 million.

In October, Xstrata Coal purchased the Anvil Hill Project from Centennial for $468 million. Anvil Hill is located in the Upper Hunter Valley with the mine plan envisaging production of up to 10.5 million tonnes (ROM) of both domestic and export grade thermal coal. This project adds significantly to Xstrata Coal's New South Wales thermal coal portfolio and will be developed in full accordance with Xstrata's industry-leading operational and sustainable development standards.

In October, Xstrata Coal acquired 86% of Austral Coal and obtained control. By 21 December, Xstrata completed the acquisition of the remaining shares. The total cost of these purchases was $542 million. Austral owns and operates Tahmoor, an underground longwall hard coking coal operation in the southern coalfields of New South Wales, with targeted annual saleable annual production of 2.3 million tonnes. Tahmoor exports its coal via Port Kembla, near Wollongong, which is currently one of the few unconstrained ports in Australia.

In December, Xstrata Coal announced an unconditional takeover offer for Resource Pacific Holdings Limited (Resource Pacific) together with a co-operation agreement with Marubeni Corporation, Resource Pacific's largest shareholder, which, combined with the shares it had purchased on market, resulted in Xstrata Coal holding a relevant interest of 15.56% in Resource Pacific shares. Following the acquisition of over 94% of the issued shares, Xstrata Coal commenced the compulsory acquisition of the remaining share capital on 4 March.

Construction of a railway crossing for the new Goedgevonden coal mine, South Africa



Operating Review | Coal

Pre-feasibility studies for the Wandoan project are continuing. The coal resource identified comprises over 1 billion tonnes of export quality coal in the Surat Basin.

South Africa
Capital expenditure at the South African coal operations totalled $231 million and was primarily related to the development of the Goedgevonden open cut coal mine, a joint venture with ARM Coal. This major, large-scale greenfield project was announced in July 2007 and at full capacity will produce 3.1 million tonnes per annum of export thermal coal, 3.6 million tonnes per annum for the domestic thermal markets with an expected mine life of in excess of 30 years. The mine is located in the Witbank coalfield, in the Mpumalanga province.

The new mine has progressed well and is one of the first major new coal operations to have been awarded new order mining rights, together with 3.2 million tonnes per annum of export entitlement through RBCT. The scoping design for the coal preparation plant has also been completed.

Americas
At Cerrejón Coal in Colombia, the expansion to 32 million tonnes per annum continued to progress. Due to delays in equipment deliveries, a production rate of 32 million tonnes per annum is now anticipated by mid 2008, with a full year at this rate expected by 2009. The pre-feasibility study for the next expansion to annual capacity of over 40 million tonnes by 2011 is expected to be completed by the second quarter of 2008.

Pre-feasibility studies continued at the Donkin project in Nova Scotia, Canada during the year. Further resource drilling is commencing in January 2008 and the pre-feasibility studies are expected to be completed in the final quarter of 2008.

Breanna Heuston, operator at Bulga coal mine, NSW, Australia

Phil English, environmental manager and Jamie Lees, approvals co-ordinator at Ulan coal mine, NSW, Australia





Xstrata Copper produced marginally less than one million tonnes of copper during 2007, 2% lower than the previous year, while payable mined copper sales increased marginally to 968,000 tonnes for 2007. An expected surge in second half production and sales performance delivered improvements of 20% and 18% respectively, compensating for the lower performance in the first six months of the year.

Real unit cost savings of $68 million were achieved due to operational efficiencies, most markedly at Minera Alumbrera and the Australian operations, the divestment of the end of life Canadian recycling operations and synergies from the restructuring of corporate functions in Toronto and resultant cost savings at Xstrata Copper Canada. These operating cost reductions more than offset the earnings impact of lower head grades at Mount Isa and Minera Alumbrera, which in total increased costs by a total of $47 million compared to the previous year. Average cash costs (C1) remained in the second quartile at 56.9¢ per pound, compared to 56.7¢ per pound in 2006.

Financial performance was impacted by a number of external factors most notably a weaker US dollar and ongoing hyper-inflationary increases related to materials, consumables and energy. Lower production and sales volumes of by-products (zinc, molybdenum) resulted in a lower EBIT contribution compared to the prior period.

The impact of provisional price settlements on the realised copper price for 2007 was to reduce earnings by $100 million compared to the impact of provisional price settlements in 2006. As at 31 December 2007, provisionally priced sales amounted to 272,000 tonnes to be settled in 2008.

Argentina

Revenue at Minera Alumbrera decreased by 4% to $1.4 billion in 2007 compared to the previous year due to reduced gold head grades and lower realised copper prices, as a result of the impact of provisional price revaluations on comparative 2006 prices. EBIT decreased by 28% to $660 million, reflecting lower revenues, higher ocean freight costs, mining cost inflation and the commencement of the first full year of 20% net proceeds profit share payments to Alumbrera's partner Yacimientos Mineros de Agua de Dionisio (YMAD). Copper-in-concentrate production was slightly higher than the previous year at 180,200 tonnes, while gold production was 4% lower at 615,200 ounces, affected by lower head grades.

Copper-in-concentrate sales volumes were 2% higher over the prior period, with sustained production levels further assisted by a carry-over of sales from 2006.

Australia

Revenue from the North Queensland division rose 22% in 2007 to $2 billion as a result of higher refined copper sales and strong copper prices. EBIT increased by 7% to $1 billion in 2007, due to improved sales volumes.

The North Queensland mining operations, comprising the Ernest Henry and Mount Isa mines, produced 268,400 tonnes of copper-in-concentrate, a decrease of 3% over 2006. Lower head grades at Mount Isa reduced production by 9% compared

EBIT Variances	**$m**
EBIT 31.12.06 (pro forma)	**4,528**
Sales price*	22
Volumes	(108)
Unit cost – real	68
Unit cost – CPI inflation	(61)
Unit cost – mining inflation	(86)
Unit cost – foreign exchange	(155)
Corporate social involvement	(12)
Other income and expenses	(69)
Depreciation and amortisation (excluding foreign exchange)	36
EBIT 31.12.07 (statutory)	**4,163**

*Net of commodity price linked costs

Operating Review | Copper

Financial and Operating Data $m	Statutory Year ended 31.12.07	Pro forma** Year ended 31.12.06
Revenue	12,794	12,508
Argentina		
Alumbrera	1,401	1,457
Australia		
North Queensland	1,991	1,635
Canada*	4,755	4,560
Chile		
Collahuasi††	1,384	1,320
North Chile	1,456	1,780
Peru		
Antamina†	885	989
Tintaya	785	735
Marketing, trading & other	137	32
EBITDA	4,987	5,399
Argentina		
Alumbrera	756	1,017
Australia		
North Queensland	1,203	1,089
Canada*	340	561
Chile		
Collahuasi††	1,038	966
North Chile	363	430
Peru		
Antamina†	699	796
Tintaya	537	508
Marketing, trading & other	51	32
Depreciation & amortisation	(824)	(871)
Argentina		
Alumbrera	(96)	(102)
Australia		
North Queensland	(161)	(119)
Canada*	(84)	(130)
Chile		
Collahuasi††	(144)	(234)
North Chile	(85)	(79)
Peru		
Antamina†	(144)	(109)
Tintaya	(110)	(98)

Financial and Operating Data (continued) $m	Statutory Year ended 31.12.07	Proforma** Year ended 31.12.06
EBIT	4,163	4,528
Argentina		
Alumbrera	660	915
Australia		
North Queensland	1,042	970
Canada*	256	431
Chile		
Collahuasi††	894	732
North Chile	278	351
Peru		
Antamina‡	555	687
Tintaya	427	410
Marketing, trading & other	51	32
Share of Group EBIT	47.4%	55.7%
Argentina		
Alumbrera	7.5%	11.3%
Australia		
North Queensland	11.8%	11.9%
Canada*	2.9%	5.3%
Chile		
Collahuasi††	10.2%	9.0%
North Chile	3.2%	4.3%
Peru		
Antamina‡	6.3%	8.5%
Tintaya	4.9%	5.0%
Marketing & trading	0.6%	0.4%
Capital employed***	14,824	14,349
Return on capital employed†	35.8%	34.4%
Capital Expenditure	721	514
Argentina	72	55
Australia	214	180
Canada*	82	128
Chile		
Collahuasi††	80	26
North Chile	167	88
Peru		
Antamina‡	25	8
Tintaya and others	81	29
Sustaining	425	257
Expansionary	296	257

*Canada includes Xstrata Recycling that operates businesses in Canada, the United States and Asia
**Pro forma including Tintaya and Falconbridge acquisitions from 01.01.06
***Includes goodwill allocation on acquisition of Falconbridge
†ROCE % based on average exchange rates for the year and excludes Falconbridge goodwill allocated
††Xstrata's 44% share of Collahuasi
‡Xstrata Copper's pro rata share of Xstrata's 33.75% interest in Antamina. Xstrata Copper's share is determined by accounting for all product revenue, excluding zinc, offset by its pro rata share of costs which is determined on the basis or revenue earned as outlined above.





Port operations at Collahuasi mine, north Chile

Local women weave as part of a handicraft enterprise development programme at Las Bambas copper project, Peru

to 2006, largely offset by higher mining tonnes and improved head grades at Ernest Henry where production increased by 14% year-on-year.

The Mount Isa smelter increased output by 2% to 217,900 tonnes and the Townsville refinery saw production increase by 11% to 232,000 tonnes compared to 2006. The expansion projects to increase capacity at the smelter to 300,000 tonnes per annum were largely complete by year end and the expanded refinery capacity enabled anode from Xstrata Copper's Altonorte metallurgical facility in Chile to be refined at Townsville during the fourth quarter.

Canada

Higher sales volumes and robust copper and gold prices increased revenues by 4% to $4.8 billion at the Canadian operations in 2007. EBIT decreased by 41% to $256 million compared to 2006 due to lower margins on custom metal purchases resulting from lower treatment, refining and price participation rates, the impact of mining sector cost inflation, lower zinc by-product sales and a stronger Canadian dollar. These unfavourable impacts were partially offset by lower total operating costs due to the sale of the end of life recycling plants, lower post acquisition corporate costs and lower mine depreciation resulting from reduced production at Kidd Mine.

Copper-in-concentrate production from Kidd Mine was 8% lower than in 2006 due to lower throughput caused by difficult mining conditions, partially offset by higher head grades. Zinc-in-concentrate production was 18% lower compared to the previous year due to lower throughput and head grades. Throughput at the Kidd smelter increased by 7% compared to 2006 as a result of shorter shutdowns in 2007 and higher hourly processing rates. The Kidd copper refinery produced 127,800 tonnes of cathode, a similar result to 2006.

The Horne smelter processed 796,600 tonnes of feed in 2007, 6% less than the corresponding period in 2006 as a result of an unplanned two-week shutdown to repair the main SO_2 blower drive and a reduction in output related to the strike at CCR. As a result, anode production dropped 4% to 177,300 tonnes. The volume of recycled feeds procured by Xstrata Recycling for processing at the Horne smelter was up by 26% to 120,000 tonnes. Greater supply and less competition from Asia boosted volumes.

The CCR refinery produced 319,600 tonnes of copper cathodes, 13% lower than 2006, largely due to the strike that began on 11 June and concluded on 24 July with the signing of a new labour agreement.

Chile

Collahuasi

Xstrata's 44% share in the Collahuasi mine in northern Chile's Tarapacá Region generated EBIT of $894 million, 22% higher than in the previous year, due to improved metal prices, higher sales volumes and a strong operating performance.

Xstrata's share of copper production rose by 3% to 198,900 tonnes in 2007 compared to the previous year due to a

Sales Volumes $m	Statutory Year ended 31.12.07	Pro forma** Year ended 31.12.06
Argentina – Alumbrera		
Copper in concentrate (t) inter-company (payable metal)	9,636	11,724
Copper in concentrate (t) third-parties (payable metal)	163,590	158,522
Total copper (t) (payable metal)	173,226	170,246
Gold in concentrate (oz) inter-company (payable metal)	30,876	36,830
Gold in concentrate (oz) third-parties (payable metal)	487,624	502,235
Gold in doré (oz) third-parties (payable metal)	73,845	80,114
Total gold (oz) (payable metal)	592,345	619,179
Australia – North Queensland		
Refined copper – mined copper (t)	220,166	208,859
Refined copper – third party sourced (t)	11,105	–
Copper in concentrate (t) (payable metal)	37,377	37,057
Other products (t) (payable metal)	8,868	5,870
Total copper (t) (payable metal)	277,516	251,786
Gold in concentrate and slimes (oz) (payable metal)	136,790	82,714
Canada		
Refined copper – mined copper (t)	45,953	47,517
Refined copper – inter-company sourced (t)	136,094	165,437
Refined copper – third party sourced (t)	264,653	273,596
Other products inter-company (t) (payable metal)	28,294	13,516
Other products third-parties (t) (payable metal)	34,706	3,412
Total copper (t) (payable metal)	509,700	503,478
Zinc in concentrate (t) third-parties (payable metal)	60,440	70,812
Gold in concentrate and slimes (oz) (payable metal)	839,435	774,000
Chile – Collahuasi*		
Copper in concentrate (t) inter-company (payable metal)	36,303	40,184
Copper in concentrate (t) third-parties (payable metal)	131,921	121,585
Copper cathode (t) (payable metal)	25,904	26,995
Total copper (t) (payable metal)	194,128	188,764
Chile – Lomas Bayas and Altonorte		
Copper cathode (t) (payable metal)	64,644	61,931
Copper anode – inter-company (payable metal)	119,096	79,620
Copper anode – third-parties (payable metal)	154,790	215,590
Total copper (t) (payable metal)	338,530	357,141
Gold in anodes (oz) (payable metal)	34,472	23,263
Peru – Antamina Copper‡		
Copper in concentrate (t) inter-company (payable metal)	27,001	32,575
Copper in concentrate (t) third-parties (payable metal)	79,351	92,714
Total copper (t) (payable metal)	106,352	125,289
Peru – Tintaya		
Copper in concentrate (t) third-parties (payable metal)	81,418	77,040
Copper cathode (t) (payable metal)	36,023	37,446
Total copper (t) (payable metal)	117,441	114,486
Gold in concentrate and slimes (oz) (payable metal)	32,881	35,763
Mined copper sales (t) (payable metal)	968,155	960,019
Custom copper sales (t) (payable metal)	748,738	751,171
Inter-company copper sales (t) (payable metal)	(220,330)	(177,619)
Total copper sales (t) (payable metal)	1,496,563	1,533,571
Total gold sales (oz) (payable metal)	1,605,047	1,498,089
Average LME copper cash price ($/tonne)	7,139	6,740
Average LBM gold price ($/oz)	697	599

*Xstrata's 44% share of Collahuasi
**Pro forma including Tintaya and Falconbridge acquisitions from 01.01.06
†100% consolidated figures ‡Xstrata Copper's pro rata share of Xstrata's 33.75% interest in Antamina

Operating Review | Copper

10% increase in copper head grade and a 6% increase in ore milled that offset the 46-day shutdown of Collahuasi's main SAG mill in the first quarter to replace the stator. As a result of increased production, sales volumes attributable to Xstrata rose by 3% to 194,100 tonnes in 2007 compared to the previous period.

Altonorte and Lomas Bayas
Lower treatment charges at the Altonorte smelter and the strengthening of the Chilean peso against the US dollar impacted EBIT at the North Chilean operations, which was 21% lower than in 2006 at $278 million. Increased energy costs in northern Chile due to Argentine gas supply shortages, lower copper grades at Lomas Bayas open pit mine and mining sector inflation also impacted EBIT, offsetting higher copper prices.

Cathode production at Lomas Bayas was 5% lower than the previous year mainly due to reduced head grades and interruptions due to earthquakes in the final quarter. Despite higher throughput, custom anode production at Altonorte decreased by 3% due to lower copper grades in concentrates received.

Peru

Antamina
Xstrata's 33.75% attributable share of Antamina's financial performance is divided between Xstrata Copper and Xstrata Zinc on the basis of sales revenue. A higher proportion of copper-zinc ores was mined at Antamina in 2007, compared to greater volumes of copper-only ores in 2006, resulting in lower overall copper and higher overall zinc production. Unplanned maintenance issues with the SAG mill's electrical motor resulted in a total of 14 days shutdown in the fourth quarter.

As a result, Xstrata Copper's share of Antamina revenue decreased by 11% to $885 million and EBIT declined by 19% to $555 million in 2007 compared to the previous year. Equity copper-in-concentrate production fell by 14% to 111,300 tonnes and equity molybdenum production also declined by 19% to 2,154 tonnes due to lower copper-molybdenum ore throughput and reduced recoveries, offset by slightly higher head grades. Sales volumes of both copper and molybdenum metal were consequently 15% and 13% lower respectively compared to 2006.

Concentrator throughput increased by 3% compared to the prior period as a result of enhancements to the grinding circuit and the initial benefits realised from the impact of the mine-to-mill programme which improved ore fragmentation in the harder copper-zinc feeds.

Tintaya
Revenue increased by 7% to $785 million and EBIT by 4% to $427 million in 2007 at Tintaya compared with 2006 as a result of higher commodity prices and a strong operational performance.

Higher mill and oxide plant throughputs were achieved through improvement initiatives such as the replacement of a secondary crusher in the flotation plant, and productivity improvements of the crusher circuit at the leaching plant. Total copper production increased by 4% to 119,800 tonnes and total copper sales by 3% to 117,400 tonnes compared to 2006.

Copper-in-concentrate production was 7% higher at 83,800 tonnes, partly due to a 7% increase in sulphide ore grades and improved mining rates due to additional mobile equipment purchases and pit phase optimisation.

Copper cathode production from the SX/EW plant was 2% lower at 36,000 tonnes due to a 15% decrease in head grade compared to 2006 and difficulties in sourcing sulphuric acid during the first quarter which impacted recoveries. Gold-in-concentrate production reduced by 3% to 38,800 ounces, mainly due to lower recoveries.

Summary Production Data	Statutory Year ended 31.12.07	Pro forma** Year ended 31.12.06
Total mined copper (t) (contained metal)	986,663	1,011,295
Total mined gold (oz) (contained metal)	777,257	786,813
Total copper cathode (t)	802,271	832,768
Consolidated C1 cash cost – post by-product credits (US¢/lb)	56.9	56.7

Developments

Project Development

In December 2007 Xstrata Copper and mining consultants Bechtel signed an innovative long-term strategic alliance under which Bechtel will provide engineering, procurement and construction services for the development of Xstrata Copper's pipeline of copper projects for the next ten years. The alliance also involves the design of a replicable copper concentrator and other facilities that will be applied to Xstrata Copper's major individual projects.

Argentina

Alumbrera

Construction of the new molybdenum plant was completed in the fourth quarter of 2007 at a cost of $16 million. First molybdenum concentrate production occurred in the first quarter of 2008.

In November 2007, the first stage of a planned flotation upgrade was completed, with the commissioning of six flotation columns that will improve metallurgical recoveries.

An ongoing ore delineation drilling programme in the Alumbrera pit, undertaken both within the existing ore envelope and for extensions at depth, confirmed a further 20 million tonnes of additional ore reserves during the first half of 2007. The mine plan was re-optimised based on this new geological model with additional mineralisation, and together with improved final pit slope angles resulted in an increase in contained metal reserves of more than 3%.

El Pachón

During the 2006-07 summer drilling programme, 19,800 metres of drilling were completed, including resource estimation, geotechnical, hydro-geological and geo-metallurgical holes. During the year, a draft pre-feasibility study was completed and baseline work is under way in both Argentina and Chile for the environmental impact assessment. This work built on the feasibility study completed in 1998 by El Pachón's previous owners. Community involvement and stakeholder consultation programmes were initiated in the relevant areas of Argentina and Chile.

Following a full review of existing information and the 2006-07 summer drilling programme, the first Mineral Resource estimate for El Pachón has been included in the Group's reserves and resources statement, totalling 980 million tonnes at grades of 0.58% copper, 2.4 grams per tonne silver and 0.016% molybdenum in the measured, indicated and inferred categories, using a 0.3% copper cut-off grade.

In the first quarter of 2008 approximately 30,000 metres of drilling and environmental baseline work is being completed during the summer work programme. Xstrata Copper will make a decision whether to scale up activities and proceed into an updated feasibility study during the first half of 2008 after completing a review of the overall economics of the project.

Australia

North Queensland

In 2007, mining studies progressed on underground mass mining options for both Mount Isa and Ernest Henry mines, as part of an overall operational strategy to sustain current copper production capacities in North Queensland. The mass mining



Altonorte molybdenum plant, commissioned in December 2007



220 tonne trucks at Ernest Henry copper mine, Australia





A drill rig operator at El Pachón exploration project, Argentina

Molten slag at Mount Isa Mines copper smelter, Australia

studies aim to progressively increase the Isa mine hoisting and milling rates to 7 million tonnes per annum and to extend the mine lives at both Isa and Ernest Henry mines sites. Positive pre-feasibility results at Ernest Henry led to the approval of investment of AUD26 million to construct the first stage of an underground decline that will facilitate early access to underground ore and improve the continuity between the open cut and underground mines. Construction of the underground decline began in February 2008 and is expected to be complete in early 2009. A feasibility study to assess the viability of full scale underground mining operations began in early 2008 and is running in parallel with the development of the first stage of the decline.

At Mount Isa, a pre-feasibility diamond drilling programme on the 500 orebody enabled a significant upgrade to the previous Inferred Mineral Resource estimate. A total of 25 million tonnes of resource has been converted to an indicated status from an inferred category. Drilling is continuing to further increase confidence and upgrade Mineral Resource categorisation. The pre-feasibility study into underground mass mining options is expected to be completed by the end of 2008 with a full scale feasibility study planned for 2009.

The Townsville refinery expansion project to 300,000 tonnes per year was completed in October. The refinery was running at full capacity in the fourth quarter due to the purchase and processing of anode from Xstrata Copper's Altonorte smelter in Chile.

The smelter expansion to 300,000 tonnes per year will be completed in the first quarter of 2008 with the delayed commissioning of the new Pressure Swing Absorption (PSA) oxygen plants. The new slag crushing and screening plant was completed in June 2007 and has operated effectively for the balance of the year.

Canada

The end-of-life electronic recycling assets, comprising three shredding and de-manufacturing facilities in the US and Canada, were sold in March 2007. The output from these plants continues to be processed at Xstrata smelters under offtake agreements. Noranda Recycling was renamed Xstrata Recycling in July 2007.

The mining zone at Kidd Mine was extended from 8,800 feet to 9,100 feet, enabling scheduled processing rates to be maintained at 2.7 million tonnes per year for 2008 and 2009. The feasibility study into extending mining zones to 9,900 feet is currently under way and will be completed during 2008.

The reclamation of the Murdochville minesite and associated townsite started in 2007. Processing facilities were demolished and private residential properties identified as having higher than acceptable levels of contaminants in surface soils were fully remediated.

Chile

Collahuasi

In the first half of 2007, a full business strategic review was conducted by the shareholders with Collahuasi management. This led to the development of an agreed business strategy to more than double production to 1 million tonnes a year through two major expansions.

Feasibility studies into the first expansion to approximately 650,000 tonnes per annum of copper in 2010 are scheduled for completion in the second half of 2008. This initial stage would involve a concentrator throughput increase to 170,000 tonnes a day and an increase to current cathode production levels.

A scoping study has also been initiated into a second expansion to 1 million tonnes per annum of copper from 2013 that would increase concentrator throughput to 260,000 tonnes a day and involve the construction of a major SX-EW oxide operation to service the proposed development of the Rosario Oeste deposit.

Following the 2007 drill programme, Collahuasi published an updated Mineral Resource in January 2008 of 5.19 billion tonnes at an average grade of 0.83% copper, an increase of 28% in tonnage compared to the previously published Mineral Resource. The upgraded Mineral Resource includes for the first time 746 million tonnes at a grade of 1.06% from the Rosario Oeste deposit.

North Chile

In June 2007, Xstrata Copper approved the expansion of Lomas Bayas by 15% to 75,000 tonnes per annum of copper cathode at a capital cost of $70 million. This project is scheduled to be completed in the second half of 2008. In addition, the Lomas Bayas mine life was extended by seven years to 2020 following the integration of the nearby Lomas II deposit into the operation's mining and processing plans.

In July 2007, construction started on the phase IV expansion of the Altonorte smelter, following the receipt of environmental approvals. The project will increase production capacity by almost one third to 380,000 tonnes a year and is due to be complete by the end of 2008. Sulphuric acid production will increase from 800,000 tonnes to 1.1 million tonnes per annum and sulphur dioxide emissions capture will increase from 93% to 95.5%. Estimated capital costs for the expansion have increased to $89 million due to the weakening US dollar and increased labour costs.

In November 2007, Altonorte began a feasibility study to double molybdenum processing capacity to 28,000 tonnes a year. The project's environmental impact study was presented to Chile's environmental authorities for approval in January 2008. Following the commissioning of a dust treatment plant at Altonorte in January 2008, further incremental investments will also be made in various projects to enhance the smelter's environmental performance.

El Morro

During 2007, 14,600 metres of drilling were completed for resource estimation and metallurgical sampling, geotechnical and hydro-geological studies and water definition. The exploration tunnel advanced to the final depth of 442 metres and four metallurgical bulk samples were obtained for pilot plant testing. An extensive programme of meetings and presentations of the project to stakeholders, including representatives of local communities and authorities, was undertaken during the year and a comprehensive community social involvement programme initiated.

Stockpiles of recyclable materials are converted into copper anode at the Horne smelter, Canada



Operating Review | Copper

The final feasibility study report was published in January 2008. The feasibility study outlined initial capital investment of $2.5 billion to construct an operation that would produce 195,000 tonnes of copper and 355,000 ounces of gold per annum over the first five years. The study outcomes are currently being considered by Xstrata Copper and its Joint Venture partners Metallica Resources.

Energía Austral

In May 2007, Chile's environmental authorities Conama returned the environmental impact study (EIS) of the Río Cuervo hydropower project to Energía Austral noting that there was insufficient information to evaluate the project. In July 2007 the Energía Austral project team was restructured to focus on technical studies to complete a feasibility study and to enhance local stakeholder engagement.

Townsville port operations in North Queensland export copper cathodes and mineral concentrates from Mount Isa Mines, Australia

In the second half of 2007, a new EIS commenced under the guidance of international consultants Knight Piesold and consultations commenced with national and regional authorities, communities and neighbourhood associations. The revised EIS is expected to be submitted in the second half of 2008. A social baseline study was undertaken during the year to provide the framework to implement a community involvement programme consistent with Xstrata's standards.

Peru

Antamina

An incremental expansion to the Antamina concentrator was approved in November 2006 to increase concentrator throughput capacity by 10%. The first part of this work, involving coarse ore conveying enhancements and new pulp lifters in the SAG mill, was completed in the first half of 2007. The remainder of the project, involving the installation of a pebble crushing circuit, is currently under way and is scheduled for commissioning in March 2008. A substantial resource definition drilling campaign with the objective of augmenting the ore reserve base was also initiated with 101,000 metres of drilling conducted in 2007 and a further 132,000 metres planned in 2008. An updated Mineral Resource statement is expected at the end of the first half of 2008.

Southern Peru

In November 2007, Xstrata Copper announced the creation of the Southern Peru Division, headquartered out of the city of Arequipa. The new division is responsible for the management of the Tintaya mining operation, the Las Bambas and Antapaccay development projects, regional exploration and the development and implementation of the Company's growth strategy in southern Peru. This division will also further support Xstrata Copper's interests and involvement in Antamina.

Tintaya and district

An upgraded secondary crushing circuit was successfully commissioned during the third quarter of 2007 within the budget of $8 million. This new circuit successfully




TINTAYA

Concentrator operator Magdalena Larota at Tintaya open pit mine, southern Peru

increased throughput by at least 11% as planned.

A feasibility study into molybdenum concentrate production at Tintaya was completed at the end of 2007 estimating an investment of $10.5 million to build a plant with capacity to produce 1,500 tonnes of molybdenum concentrate per annum. If approved, construction will commence mid 2008 with full production expected in 2009.

A positive pre-feasibility study into the stand-alone development of the Antapaccay project, located less than 10 kilometres from Tintaya, was completed in 2007. The pre-feasibility work, which included 40,000 metres of infill drilling, confirmed an updated Mineral Resource estimate for Antapaccay of 520 million tonnes at a grade of 0.72% copper and minor gold values, using a 0.4% copper cut-off grade. This represents an increase of 10% in tonnage over the previously published Mineral Resource. It is planned to complete a final feasibility study by the end of 2008 into the development of this significant project, including the incorporation of additional drilling information which indicates further extensions to this mineral deposit.

A full review of the information on the Coroccohuayco deposit, approximately 10 kilometres southeast of Tintaya, was performed. As a result Xstrata Copper has been able to publish a JORC compliant Mineral Resource showing an estimate of 90 million tonnes at a grade of 3.10% copper and 0.30 grams per tonne gold, using a 1.5% copper cut-off grade.

Las Bambas

In 2007, 85,000 metres of resource drilling were completed at Las Bambas, focused on expanding the resources at Ferrobamba and Chalcobamba deposits.

To date, an accumulated total of 241,000 metres of resource drilling has been completed on the project. Including 2007 drilling results, Mineral Resources increased by 19% and now stands at 860 million tonnes at a grade of 0.93% copper and 0.02% molybdenum, using a 0.4% copper cut-off grade. An additional 67,000 metres of drilling is programmed for 2008 to take the initial five-year mine plan resource to the measured category. Additional exploration drilling is also planned to test nearby geophysical targets.

During the year a conceptual study was completed that indicates a robust project based on a conventional 80,000 tonnes per day flotation process. A pre-feasibility study is targeted for completion by the end of 2008.

Operating Review | Copper

Darryl Booth conducts an underground survey at Kidd mine, Canada



Philippines

Tampakan

On 30 March 2007, Xstrata Copper assumed management control of the Tampakan Project through its Philippine-based affiliate Sagittarius Mines, Inc (SMI) after exercising its option in December 2006 to acquire 62.5% of the controlling interest in the project.

Activities in 2007 focused on integrating SMI into the Xstrata Copper organisation, the strengthening of community development and stakeholder engagement programmes and completion of additional technical studies to supplement the pre-feasibility work undertaken by Indophil Resources, including 24,700 metres of drilling. In December 2007 Xstrata Copper published a new Measured, Indicated and Inferred Resource estimate for Tampakan of 2.2 billion tonnes at a grade of 0.6% copper, 0.2 grams per tonne gold and 0.007% of molybdenum using a 0.3% copper cut-off grade. The current Mineral Resource represents an increase of over 10% in tonnes and contained copper compared to the previous estimate. The feasibility study remains on target to begin in the second half of 2008.

Papua New Guinea

Frieda River

In January 2007, Xstrata Copper exercised an option to obtain a 73.7% interest in the Frieda River project in a joint venture with Highlands Pacific Limited (16.4%) and Japan's OMRD (9.9%). It subsequently assumed management control and conducted scoping study work during the year, including metallurgical studies, infrastructure definition and exploration. In total, 1,423 metres of drilling to collect metallurgical samples and 6,135 metres of exploration drilling were completed.

Environmental baseline surveys commenced with a focus on water quality. Key stakeholders were identified and strategies are being developed to engage with communities. Following the completion of the scoping study in January 2008, the current work programme includes approximately 20,000 metres of drilling to improve the confidence categories in the resource inventory, and critical path permitting and engineering studies to allow the project schedule to accelerate, if appropriate.



Environmental advisers Jason Alexander and Patrick Windsor conduct field studies at Ernest Henry mine, Australia

Xstrata Nickel achieved record financial results and production in 2007. Revenues for the period rose to $5,252 million, 56% or approximately $1.9 billion higher than the comparative period in 2006, on a pro forma basis. The significant increase was primarily due to the robust performance of nickel commodity prices during the period and record nickel sales, leading to a 133% increase in EBIT from $931 million to $2,172 million in 2007. Volumes were boosted by higher production and sales, together with the once-off contribution to EBIT of $205 million realised through the distribution agreement with Glencore International AG entered into in March 2007.

The full impact of prices and volumes was partly offset by the significantly weaker US dollar and the hyperinflationary cost pressures confronting the mining sector. Despite these cost pressures, which included the $26 million impact of higher oil prices at Falcondo, real cost savings of $19 million were achieved due to improved operational efficiencies at Nikkelverk and the positive effect of production increases in the Canadian mines and smelter.

Integrated Nickel Operations (INO)

Sales volumes at the Integrated Nickel Operations, which comprises the Sudbury mines and smelter, Montcalm and Raglan mines in Canada, together with the Nikkelverk refinery in Norway, increased by 13% compared to 2006. The increase was mainly attributable to one-off inventory sales of approximately 5,300 tonnes of nickel and 400 tonnes of cobalt as a result of the distribution agreement entered into with Glencore International in March 2007. The distribution agreement also reduced working capital requirements by approximately $400 million. Volumes were also boosted by record production from the Nikkelverk refinery of 87,600 tonnes.

Sudbury and Montcalm

Mined nickel production at the Sudbury operations was impacted by planned lower nickel ore grades, which fell to 1.04% compared to 1.11% in 2006 as existing mines approached the end of their lives. Sudbury will be transformed by the introduction of the Nickel Rim South and Fraser Morgan growth projects, which will add 16,000 tonnes and 7,500 tonnes of nickel per year respectively, at full production capacity and significantly reduce unit costs. The amount of mined ore processed in 2007 through Sudbury's Strathcona mill declined by 1% to 1.9 million tonnes and custom ores milled also decreased by 15% to 311,100 tonnes.

At the Sudbury smelter, production of nickel in matte increased by 11% to 67,600 tonnes, primarily due to higher levels of concentrate received from the Raglan mine and record nickel content of custom feed concentrates, which more than offset lower volumes of nickel concentrate from Montcalm. Production of copper and cobalt in matte increased by 5% to 22,000 tonnes and 6% to 2,500 tonnes respectively. Enhanced operational flexibility and profitability was boosted at the Sudbury operations through separating and sending copper concentrates to be processed by Xstrata Copper, unlocking nickel smelter capacity and creating significant value-enhancing custom feed capacity and capability. The Sudbury smelter achieved record production rates while operating within sulphur dioxide ground level concentration limits.

EBIT Variances	$m
EBIT 31.12.06 (pro forma)	**931**
Sales price*	962
Volumes	282
Unit cost – real	19
Unit cost – CPI inflation	(16)
Unit cost – mining inflation	(29)
Unit cost – foreign exchange	(64)
Corporate social involvement	(6)
Other income and expenses	43
Depreciation and amortisation (excluding foreign exchange)	50
EBIT 31.12.07 (statutory)	**2,172**

*Net of commodity price linked costs, treatment and refining charges

Operating Review | Nickel

Financial and Operating Data $m	Statutory Year ended 31.12.07	Pro forma* Year ended 31.12.06
Revenue	5,252	3,364
INO†	4,128	2,657
Dominican Republic**	1,124	707
EBITDA	2,577	1,386
INO†	1,859	1,034
Dominican Republic**	718	352
Depreciation and amortisation	(405)	(455)
INO†	(342)	(412)
Dominican Republic**	(63)	(43)
EBIT (pre-exceptionals)	2,172	931
INO†	1,517	622
Dominican Republic**	655	309
Share of Group EBIT	24.7%	11.5%
INO†	17.3%	7.7%
Dominican Republic**	7.4%	3.8%
Capital employed	6,738	7,030
Return on capital employed***	40.8%	15.4%
Capital expenditure	705	456
INO†	483	233
Dominican Republic**	35	26
Africa	54	32
New Caledonia	133	165
Sustaining	281	162
Expansionary	424	294

†Includes Canadian mines, Sudbury Smelter and Nikkelverk refinery
*Pro forma including Falconbridge acquisition from 01.01.06
**Consolidated on 100% basis.
***ROCE % based on average exchange rates for the year

Summary Production Data	Statutory Year ended 31.12.07	Pro forma* Year ended 31.12.06
Total mined nickel (t) (contained metal)	52,108	51,674
Total mined ferronickel (t) (contained metal)	29,130	29,675
Total mined copper (t) (contained metal)	31,425	33,116
Total mined cobalt (t) (contained metal)	1,412	1,420
Consolidated nickel cash cost (C1) – post by-product credits (US¢/nickel lb)	4.04	2.77
Consolidated ferronickel cash cost (C1) – post by-product credits (US¢/nickel lb)	6.16	5.18

Milled tonnage at Montcalm increased by 6% to 940,900 tonnes compared to 2006 due to higher throughput rates at Kidd metallurgical site and extra tonnage processed at Strathcona mill. This was achieved despite declining ore grade from the mine as it approaches the end of its mine life. The lower ore grade caused nickel in concentrate production to decrease by 7% to 10,100 tonnes while copper in concentrate was 4% lower. A number of Sudbury operations achieved significant safety milestones, including two years without a lost time injury at the Strathcona mill, one year without a lost time incident at Craig mine and one year without a lost time injury at the Thayer Lindsley mine and Sudbury smelter.

Raglan

The Raglan mine in the Canadian Arctic increased total mine production by 13% to 1.13 million tonnes, achieving its 2007 target and is on track to achieve an expanded production rate of 1.3 million tonnes per annum by the end of 2008. Record mill throughput was 9% higher than 2006 and was achieved as a result of increased production from the mine, better ore grades, which increased from 2.56% in 2006 to 2.58%, and greater nickel recovery from the mill. Additionally, the total recordable injury frequency rate was reduced by 50%.

Nikkelverk

Nickel production at the Nikkelverk refinery in Norway – a low-cost, high recovery producer – increased to a record 87,600 tonnes for 2007 from 82,000 tonnes during the same period last year. The production increase is largely due to increased volumes of nickel in matte from the Sudbury smelter and improved operational efficiency. Production of copper was unfavourably impacted by a power failure in May 2007 together with shortfalls in third party matte that affected volume and quality into the final quarter. Copper production for 2007 declined to 34,200 tonnes from the record 39,700 tonnes during 2006. Production of cobalt was impacted by reduced supply of cobalt-containing custom feed materials and fell to 3,900 tonnes from 4,900 tonnes in 2006. However, total production of precious metals increased by 20% compared to 2006, setting production records for platinum, palladium, gold and rhodium.

In 2007, Nikkelverk achieved an outstanding safety record, reaching one million hours without a lost time injury for the first time in its 97-year operational history.

Dominican Republic

Revenue from the Falcondo operation in the Dominican Republic rose by 59% to $1.1 billion in 2007. Higher average nickel prices and slightly higher sales volumes were the main drivers of increased revenues. Production declined slightly by 2% to 29,100 tonnes. The distribution agreement with Glencore International led to the incremental sale of 1,300 tonnes of inventory pipeline from Falcondo during the first half of 2007. Strong sales volumes were only 1% or 300 tonnes higher than in the comparative period, which was boosted by 2,500 tonnes of accumulated inventory due to weak demand in 2005.

Higher oil prices impacted unit costs by $26 million, but were offset by higher average ferronickel prices, boosting 2007 EBIT to $655 million. In October 2007, the Falcondo operation was battered by Tropical Storm Noel and related flooding, interrupting operations for three days and causing the facility to run at half capacity for an additional five days. The resultant impact on production was more than

The Falcondo Foundation supports local schools in the Dominican Republic

Slag tapping at the Sudbury Smelter, Canada





Operating Review | Nickel

offset by delaying a scheduled maintenance shutdown from November 2007 to the second quarter of 2008. Xstrata Nickel is actively engaged in rebuilding affected communities and has offered assistance by way of a $1 million donation and in-kind support to the people and local governments of the Dominican Republic.

Falcondo had the lowest injury frequency rates in Xstrata Nickel, including reaching more than two million hours without a lost time injury.

Developments

Koniambo Project

The 60,000 tonnes per annum Koniambo Nickel project in New Caledonia received Board approval in October 2007. Project development will entail investment of $3.8 billion. The current financing plan envisages Xstrata's partner SMSP contributing around $500 million toward the project, with the remainder to be funded by Xstrata in return for a proportionate share of the project's cash flows (c.81%) over the first 25 years of operation.

The early construction programme commenced in February 2007 and is well under way with construction of the Stage 1 construction camp completed in December. Approximately 330 people are currently employed by the project in New Caledonia, 60% of who are from local communities in the North Province. The project's primary engineering and procurement centre has been established in Kuala Lumpur, Malaysia, and several large construction contracts will be awarded during the early part of 2008, marking the commencement of major construction activities. First ore is expected to be processed during the first half of 2011, with ramp up to full production forecast to be complete in 2013.

Deception Bay wharf at the Raglan operation has recently been refurbished, Canada



Kabanga

The Kabanga project in Tanzania is a 50:50 joint venture between Xstrata Nickel and Barrick Gold Corporation. Indicated resources at Kabanga are estimated at 9.3 million tonnes at 2.35% nickel and an additional 38.8 million tonnes of inferred resources at 2.8% nickel with a 1% nickel equivalent cut off grade. The main Kabanga prospecting licence has been successfully extended to 30 June 2009, securing tenure beyond the anticipated mining licence application in early 2009.

During the three-year feasibility work plan, Xstrata Nickel is expected to fund the first $145 million to maintain its 50% share in the project. Approximately $105 million has been incurred to date. The pre-feasibility study for the project is due to be completed at the end of 2008 with the execution phase of the project expected to commence in 2009.

Araguaia

The Araguaia project, located in the north-western Brazilian state of Para, is currently in a scoping stage, with pre-feasibility scheduled to commence in 2008. Araguaia benefits from substantial existing resources, a highly prospective land position and well developed regional infrastructure including rail, road, power generation and power transmission.

Continued exploration success in 2007 led to substantial additional mineralisation being added to the Araguaia resource base. During the year, 46,300 metres of diamond drilling were completed resulting in revised mineral resource estimates at Serra do Tapa, Vale dos Sonhos and Pau Preto. The inferred resource base now stands at 101.5 million tonnes at 1.45% nickel at a 1% nickel cut off grade or 69.4 million tonnes at 1.6% at a 1.2% cut off. Drilling has now been completed to delineate the Pau Preto and Escalada deposits and revised mineral resource estimates incorporating the data from the drilling at all four deposit areas are expected to be complete by mid-2008.

Sudbury

In Sudbury, the Strathcona concentrator is preparing to reactivate 1 million tonnes per year of milling capacity to be used for treating own sourced and custom ores. Work is also now under way to increase the Sudbury smelter capacity incrementally to at least 80,000 tonnes of nickel contained in matte to meet the needs of current mine plans and available custom feeds.

Vale Inco synergies

The commercial relationship between Xstrata Nickel and Vale Inco in the Sudbury area has resulted in Xstrata Nickel processing a record level of intermediate nickel feed from Vale Inco in 2007. Technical and commercial teams continue to work closely to unlock a number of value propositions from the two companies' operations in the region. Initial evaluations have been completed of four potential synergy opportunities in the Sudbury basin, including the Thayer Lindsley/Blezard operations, North Range mining complex, mini pit processing and smelting of intermediate feeds. Discussions are now focused on exploring implementation arrangements to take advantage of the current robust pricing environment and to extend asset lives.



Nickel Rim South's construction supervisor and project safety manager oversee the installation of permanent surface fresh air fans

Nickel Rim South

The Nickel Rim South project in the Sudbury Basin remains on schedule to ramp up to 60% of its ultimate 1.25 million tonne per annum production capacity in 2009, with full production in 2010, and is within its current stage budget of C$627 million. Nickel Rim South is expected to provide a high value ore feed for more than 15 years, while significantly reducing Sudbury's unit costs, and will play a key role in transforming Xstrata Nickel's Sudbury operations.

During 2007, surface infrastructure was constructed and is operational, following the completion of the sinking of the production and ventilation shafts. Preliminary underground drilling results are consistent with expectations and more than 80,000 metres of definition drilling are scheduled for 2008 for the purposes of defining deposits. To date, environmental and safety performance have been exceptional with an industry-leading lost time injury frequency rate of 0.64 per million hours worked.

Fraser Morgan

The Fraser Morgan project is being accelerated to take advantage of current commodity price levels. The project enjoys the advantage of low capital costs due to the ability to share infrastructure with the current Fraser mine. The project moved into the feasibility phase in October 2007. Mine production is scheduled to start in 2009, ramping up to full production of an estimated 7,500 annual tonnes of refined nickel and a mine life of eight years in 2010.

Once complete in 2010, nickel production from Sudbury mines will increase to 34,000 tonnes of contained nickel from current level of 16,000 tonnes and will extend the life of the Sudbury operations by more than 20 years. In addition, work continues on the Onaping Depth project, which could potentially add another 10,000 tonnes of contained nickel for downstream processing.

Thayer-Lindsley

In July 2007, an investment of $8.7 million in the Thayer-Lindsley mine in Sudbury was announced to access additional ore, enhance productivity and extend the mine life by more than one year, to the end of 2012. The Thayer-Lindsley mine began production in 1991 and produces nickel, copper and precious metals.

Operating Review | Nickel

Sales Volumes	Statutory Year ended 31.12.07	Pro forma* Year ended 31.12.06
North America – INO		
Total nickel (t) (payable metal)	92,548	82,257
Copper in concentrate (t) inter-company sales (payable metal)	18,606	24,948
Total copper (t) (payable metal)	52,968	65,040
Dominican Republic – Falcondo		
Ferronickel (t) (payable metal)	31,357	31,074
Europe – Nikkelverk		
Refined nickel from own mines (t) (payable metal)	55,928	45,471
Refined nickel from third parties (t) (payable metal)	36,620	36,786
Total nickel (t) (payable metal)	92,548	82,257
Total nickel sales (t) (payable metal)	92,548	82,257
Total ferronickel sales (t) (payable metal)	31,357	31,074
Total copper sales (t) (payable metal)	52,968	65,040
Total cobalt sales (t) (payable metal)	3,523	3,763
Average LME nickel cash price ($/tonne)	37,089	24,155
Average Metal Bulletin cobalt low grade price ($/lb)	27.70	14.83
Average LME copper cash price ($/tonne)	7,139	6,740

Testing water supply pipes at Falcondo, Dominican Republic



Nikkelverk

Current expansion plans for the Nikkelverk refinery will enhance sustainable capacity to 88,400 tonnes during 2008, whilst further potential exists for low-cost incremental expansion to 105,000 tonnes of refined nickel metal by 2010. Precious metals capacity will also expand to 600,000 ounces in 2008, 18% higher than 2007 production.

Falcondo

A scoping study was initiated in 2007 to examine the potential to convert Falcondo's primary fuel source from oil to coal, substantially reducing operating costs by approximately $1.50 per pound. The project also includes the conversion of Falcondo's oil refinery to a commercial oil refinery, with the potential to generate significant additional returns.

The scoping study phase of the Loma Miranda Project, 25 kilometres from the Falcondo plant site, was completed in the final quarter of 2007, including the commencement of the Environmental Baseline Study which will be completed during the pre-feasibility phase. This area was drilled in the 1980s and has 15.2 million tonnes of resources at 1.56% nickel. The additional mining area would increase Falcondo's production by improving grades and extending mine life.

In addition, an exploration programme at Loma Ortega 3 area, an extension of the operating Loma Ortega mine, identified 6.9 million tonnes of mineralisation not included in resources at a grade of 1.50% nickel. Falcondo has initiated surface rights and land purchase negotiations.





Raglan

Exploration results at Raglan in northern Quebec have confirmed Zone 5-8 as the largest mineralised zone in Raglan's history, adding an estimated 4.5 million tonnes grading 2.80% nickel of inferred resources in 2007.

Mine production at Raglan is planned to increase to more than two million tonnes of ore per annum. Work is currently under way to increase production to 1.3 million tonnes per annum by the end of 2008 and additional infrastructure is expected to be implemented to allow a further expansion to reach 1.5 million tonnes by 2011 and potentially double current production by 2013.

Jubilee Acquisition

In October 2007, Xstrata made an all-cash, friendly AUD23 per share offer for Jubilee Mines NL in Western Australia, valuing it at AUD3.1 billion. Xstrata's bid resulted from a competitive auction run by Jubilee and was wholly endorsed by Jubilee's Board of Directors.

Xstrata assumed management control of Jubilee on 4 February 2008 and established Xstrata Nickel Australasia (XNA) as a new operating unit of Xstrata Nickel. The offer closed on 22 February, at which date Xstrata Nickel owned 97% of the issued share capital and commenced compulsory acquisition of the remaining minority stake.

XNA brings Xstrata Nickel immediate access to targeted production of 30,000 tonnes of nickel in concentrate by 2012, geographic diversification and introduces substantial near-term growth potential. XNA includes the exceptionally high grade Cosmos operation, the nearby Sinclair project, where construction is under way and first nickel concentrate production is expected in the latter part of the year, as well as the Anomaly 1 project. The combination of two of the most successful exploration teams in the nickel industry, together with XNA's highly prospective regional land position, offer excellent prospects for significant growth in the region.

Mike Young starts up the rod mill at Strathcona mill, Sudbury

Core logging and storage at the Kabanga nickel project, Tanzania

Operating Review

XZn
Zinc

Xstrata Zinc's EBIT declined by 9% to $1,529 million in 2007 compared to pro forma EBIT in 2006, largely due to the impact of the weaker US dollar against local currencies, which trimmed EBIT by $89 million, and continued cost inflation which impacted earnings by a total of $66 million. These factors were partly offset by stronger lead prices and increased production in Australia.

Despite continued inflationary pressures on costs, Xstrata Zinc achieved real unit cost savings of $45 million in 2007 due to improved productivity and volumes at the Australian operations and higher by-product revenues including as a consequence of improved efficiencies in recoveries. Average C1 cash costs fell from 62.37¢ per pound to 51.69¢ per pound including by-product credits.

Zinc Lead Australia

EBIT for the Australian operations rose by 7% to $515 million in 2007. Stronger lead and silver prices and higher production and sales helped to increase profitability and to offset slightly lower zinc prices, unfavourable exchange rates and inflationary impacts.

Record production was achieved at the George Fisher and Black Star zinc-lead mines, helping to minimise the impact of lost production following the fire in the zinc lead concentrator in September 2007.

Despite geotechnical problems encountered at both George Fisher South and George Fisher North in the first quarter of 2007, production steadily increased to reach record production levels in the final quarter with total ore production of 2.8 million tonnes up by 8% compared to 2006.

During 2007, the Black Star Open Cut mine produced 2.3 million tonnes of ore, a 12% increase on 2006, ensuring the concentrator was fully utilised in the first three quarters of the year. In the fourth quarter, ore production was impacted by a fire in the concentrator feed system.

Ore throughput in the Mount Isa zinc-lead concentrator rose by 9% compared to 2006 to 5 million tonnes, despite the fire incident. Zinc in concentrate production rose by 8% to 227,000 tonnes, with lead in concentrate production of 104,000 tonnes, a 4% decrease from 2006 due to lower head grades and recoveries. The fire impacted production by approximately 13,000 tonnes of zinc and 7,000 tonnes of lead in total. An insurance claim has been prepared for this business interruption. Ore production levels are expected to improve in 2008 as the capacity of the concentrator is increased to 8 million tonnes per annum.

Zinc and lead feed grades were 2% and 15% lower respectively compared to 2006 due to the inclusion of lower grade ore from the open pit Black Star mine. Zinc recoveries were slightly higher while lead recoveries were lower compared to 2006. Further improvements are expected in mechanical availability to maintain rod and SAG mill throughput and in finer grinding to improve mineral liberation in the ball mills in 2008.

Performance at the Mount Isa lead smelter improved in 2007, as a direct result of increased volumes of third-party lead concentrate feed, which partially offset lower volumes of concentrate and lower grade lead feed from the concentrator. Lead in bullion production increased by 6% to 125,600 tonnes.

EBIT Variances	**$m**
EBIT 31.12.06 (pro forma)	**1,673**
Sales price*	22
Volumes	(26)
Unit cost – real	45
Unit cost – CPI inflation	(30)
Unit cost – mining inflation	(37)
Unit cost – foreign exchange	(89)
Corporate social involvement	(10)
Depreciation and amortisation (excluding foreign exchange)	(19)
EBIT 31.12.07 (statutory)	**1,529**

* Net of commodity price linked costs

Financial and Operating Data $m	Statutory Year ended 31.12.07	Pro forma*** Year ended 31.12.06
Revenue	4,726	4,774
Zinc lead Australia	519	470
Zinc Europe	2,192	2,465
Lead Europe	467	363
Zinc North America*	1,414	1,355
Zinc Peru – Antamina**	134	121
EBITDA	1,822	1,946
Zinc lead Australia	575	513
Zinc Europe	479	540
Lead Europe	10	12
Zinc North America*	607	782
Zinc Peru – Antamina**	151	99
Depreciation and amortisation	(293)	(273)
Zinc lead Australia	(60)	(33)
Zinc Europe	(39)	(33)
Lead Europe	(4)	(4)
Zinc North America*	(157)	(170)
Zinc Peru – Antamina**	(33)	(33)
EBIT	1,529	1,673
Zinc lead Australia	515	480
Zinc Europe	440	507
Lead Europe	6	8
Zinc North America*	450	612
Zinc Peru – Antamina**	118	66
Share of Group EBIT	17.4%	20.6%
Australia	5.9%	5.9%
Europe	5.1%	6.4%
North America*	5.1%	7.5%
Peru**	1.3%	0.8%
Capital employed†	5,089	4,833
Return on capital employed††	45.1%	51.8%
Capital expenditure	504	272
Australia	334	203
Europe	60	53
North America*	110	16
Sustaining	219	114
Expansionary	285	158

*Xstrata Zinc's pro-rata share of CEZ sales volumes (25%)
**Xstrata Zinc's pro-rata share of zinc sales from Xstrata's 33.75% interest in Antamina
***Pro forma including Falconbridge acquisition from 01.01.06
†Includes goodwill allocation on acquisition of Falconbridge
††ROCE % based on average exchange rates for the year and excludes Falconbridge goodwill allocated

Operating Review | Zinc

Summary Production Data	Statutory Year ended 31.12.07	Pro forma[1] Year ended 31.12.06
Total zinc in concentrate production (t)	735,555	669,981
Total zinc metal production (t)	843,726	878,500
Total lead in concentrate production (t)	213,735	218,110
Total lead metal production (t)	190,168	230,583
Zinc cash cost (C1) post by-product credits (US¢/lb)	51.69	62.37

McArthur River Mine continued its open pit development, mining from Stages B, C and transitional ore from Stage D during the year. Stripping began from Stage E in late 2007 to provide a further mining area to support increased production in 2008. A fall in average head grade from 11% in 2006 to 10% in 2007 was due to the mining of transitional ore from the open pit Stages C and D. Mining production increased by 4% year-on-year.

Zinc metal production increased by 2%, reflecting a 6% increase in throughput tonnage, partially offset by the treatment of transitional ore stockpiles.

At Lennard Shelf, 855,600 tonnes were mined and 912,100 tonnes were milled. Although the tonnage of ore mined and milled in the first year of operation was broadly in line with expectations, lower zinc grades in the ore mined resulted in lower zinc concentrate production. Feed grades were lower than expected due to stope sequencing changes associated with groundwater inflows encountered in the mine. Following the restart of the mill at Lennard Shelf in February 2007, 42,100 tonnes of zinc metal and 12,400 tonnes of lead metal were produced during the year. Concentrate grades and recoveries continue to improve.

Zinc Lead Europe

EBIT at the European operations decreased to $446 million, 13% lower than the prior year due to lower volumes, unfavourable exchange rates, slightly lower zinc prices and inflationary cost impacts.

Zinc production at the European smelters decreased by 4%, primarily due to a failure in one of the two transformers in cellhouse D at San Juan de Nieva smelter in Spain, which led to the smelter running at 90% of capacity for the final seven months of the year. Despite lower zinc production, the roasters ran at full capacity and excess calcine was shipped to Xstrata Zinc's Nordenham smelter in Germany, realising operational synergies.

In 2007, production at Nordenham smelter was marginally lower than in 2006, comprising saleable zinc from Nordenham's own production in addition to 7,750 tonnes of slabs from San Juan de Nieva and other external sources. The main reason for slightly reduced output was a shortage in the supply of calcine and an unforeseen shutdown of the roaster. Nordenham smelter improved energy efficiency per tonne of cathode zinc by 2% compared to the previous year.

At Britannia Refined Metals (BRM) Northfleet lead refinery in the UK, lead production during the year was 27% lower than in 2006 at 119,400 tonnes as a result of lower Mount Isa sourced lead, combined with lower levels of third-party lead metal supply compared to 2006. As a result, force majeure restrictions were imposed on customers for four months and trimmed sales by 29% compared to 2006. Silver production and sales were correspondingly 29% lower than in 2006.

Zinc Lead Americas

Xstrata Zinc Lead Americas operations reported EBIT of $568 million compared to $678 million in 2006. Lower average zinc prices together with slightly lower sales volumes contributed to lower earnings than in the previous year on a pro forma basis.

At the Brunswick mine, ore processed in 2007 decreased by 3% to 3.4 million tonnes. Mine head grades decreased to 8.4% zinc, from 8.7% in 2006, as lower grade resource material was processed. Despite lower head grades, zinc metallurgical recoveries improved to 88% and in 2007 produced 251,800 tonnes of zinc in concentrate, a 7% reduction from 2006. The mine was negatively impacted by a major compressed air line failure in the third quarter, which resulted in the equivalent of 17 days of lost production.

In March, the Brunswick mine was awarded the J.T. Ryan trophy by the Canadian Institute of Mining in recognition of having the best safety record of metal mines in eastern Canada. Brunswick mine has also made improvements in energy management and reduced energy intensity by 6% over the past two years, further reducing costs.

The Brunswick smelter processed a total of 212,000 tonnes of new feed materials, a 12% increase over 2006. A record amount of recycled and secondary feed was processed in 2007, representing 39% of the feed processed and contributing to higher operating margins. Refined lead production at 70,800 tonnes was 1% higher than 2006. In November, the Brunswick smelter was recognised by the New Brunswick Mining Association for the most improved safety performance in the province's mining industry.

The CEZinc refinery in Quebec produced 291,700 tonnes of zinc metal, a 1% reduction from 2006. Sulphuric acid production of 458,400 tonnes was 4% lower than 2006. A total of 514,900 tonnes of concentrate was processed, a 2% reduction from 2006. Lower zinc concentrate grades and higher internal zinc dust consumption following process changes implemented in late 2006 to improve copper cake production impacted saleable zinc production.

The Kidd zinc hydrometallurgical plant produced 142,500 tonnes of zinc metal a 5% decrease from 2006, due to the absence of a major maintenance shutdown in 2006. In June 2007 a 21-day maintenance shutdown was successfully completed after 19 months of operation.



A project to increase roaster entitlement yielded a 3% improvement and continued advances in reliability have increased roaster on-line time to above historical levels. A lean manufacturing project to reduce unit costs in the cellhouse/casting area was initiated in the fourth quarter.

At Antamina, ore production in 2007 rose by 9% to 12.3 million tonnes (Xstrata's 33.75% attributable share), boosted by higher zinc head grades of 1.2% compared to 0.7%. The concentrator produced 186,450 tonnes of zinc concentrates (Xstrata's 33.75% attributable share), an increase of 47% compared to the previous year as a greater proportion of copper-zinc ore was mined compared to copper-only ore, leading to higher zinc head grades and better specific zinc recovery. Zinc metal contained, attributable to Xstrata, rose to 98,450 tonnes, 85% higher than in 2006. The concentrator SAG mill in Antamina was shut down twice during 2007 (for ten days in October and for four days in December) due to problems in the mill's electrical motor.

Sergio García Rodríguez at San Juan de Nieva zinc smelter, Spain

Developments

Zinc Lead Australia

Ore production at George Fisher mine is expected to increase in the first quarter of 2008 as hoisting capacity will be supplemented with ore trucked out through the George Fisher South decline. A major new development will link George Fisher North with the surface through a new decline, allowing further increases in ore production and its corresponding truck haulage from the fourth quarter of 2008. A new tailings filter plant and a paste-fill plant are under construction which will allow for increased backfill to match increased ore production. Both facilities are expected to be completed in the fourth quarter of 2008.

Operating Review | Zinc

Sales Volumes $m	Statutory Year ended 31.12.07	Pro forma Year ended 31.12.06
Australia – Mount Isa		
Zinc in concentrate (t) third party sales (payable metal)	94,911	70,179
Zinc in concentrate (t) inter-company sales (payable metal)	102,204	91,086
Total zinc (t) (payable metal)	197,115	161,265
Lead in concentrate (t) third party sales (payable metal)	2,617	3,716
Lead in bullion (t) inter-company sales (payable metal)	124,826	114,115
Total lead (t) (payable metal)	127,443	117,831
Silver in concentrate (koz) third party sales (payable metal)	336	505
Silver in bullion (koz) inter-company sales (payable metal)	7,678	6,390
Total silver (koz) (payable metal)	8,014	6,895
Australia – McArthur River		
Zinc in concentrate (t) third party sales (payable metal)	104,319	107,163
Lead in concentrate (t) third party sales (payable metal)	20,358	19,696
Silver in concentrate (koz) third party sales (payable metal)	199	171
Australia – Lennard Shelf*		
Zinc in concentrate (t) third party sales (payable metal)	10,162	–
Zinc in concentrate (t) inter-company sales (payable metal)	5,079	–
Total zinc in concentrate (t) (payable metal)	15,241	–
Lead in concentrate (t) third party sales (payable metal)	2,637	–
Lead in concentrate (t) inter-company sales (payable metal)	2,994	–
Total lead in concentrate (t) (payable metal)	5,631	–
Europe – San Juan de Nieva		
Refined zinc (t)	457,210	472,158
Europe – Nordenham		
Refined zinc (t)	146,151	159,620
Noranda zinc (t)	5,709	12,182
Europe – Northfleet		
Refined lead (t)	124,667	174,703
Noranda lead (t)	3,562	6,479
Refined silver (koz)	6,133	8,198
North America – Brunswick		
Zinc in concentrate (t) third party sales (payable metal)	32,359	46,164
Zinc in concentrate (t) inter-company sales (payable metal)	162,022	159,251
Total zinc (t) (payable metal)	194,381	205,415
Lead concentrate (t) third party sales (payable metal)	12,279	–
Lead concentrate (t) inter-company sales (payable metal)	47,736	58,359
Zinc in bulk concentrate (t) third party sales (payable metal)	17,119	29,776
Lead in bulk concentrate (t) third party sales (payable metal)	13,224	23,091
Silver in bulk concentrate (koz) third party sales (payable metal)	785	1,132
Silver in bulk concentrate (koz) inter-company sales (payable metal)		–
Refined lead (t)	44,105	60,922
Silver doré (koz) inter-company sales	3,987	6,714

Sales Volumes (continued) $m	Statutory Year ended 31.12.07	Pro forma Year ended 31.12.06
North America – CEZ**		
Refined zinc (t)	65,533	66,607
North America – Kidd Creek		
Refined zinc (t)	126,355	141,638
Peru – Antamina zinc***		
Zinc in concentrate (t) third party sales (payable metal)	68,937	1,381
Zinc in concentrate (t) inter-company sales (payable metal)	14,883	43,968
Total zinc (t) (payable metal)	83,820	45,349
Total zinc metal third party sales (t)	800,958	852,205
Total zinc in concentrate third party sales (t)	327,807	254,663
Total lead metal third party sales (t)	172,334	242,107
Total lead in concentrate third party sales (t)	51,115	46,503
Total silver metal third party sales (koz)	6,133	8,198
Total silver in concentrate third party sales (koz)	1,320	1,808
Average LME zinc cash price ($/tonne)	3,257	3,264
Average LME lead cash price ($/tonne)	2,594	1,286
Average LBM silver price ($/oz)	13.38	11.57

*Xstrata Zinc's pro rata share of Lennard Shelf sales volumes (50%)
**Xstrata Zinc's pro rata share of CEZ sales volumes (25%)
***Xstrata Zinc's pro rata share of zinc sales from Xstrata's 33.75% interest in Antamina
†Pro forma including Falconbridge acquisition from 01.01.06

Significant improvements were made to equipment installed at the zinc-lead concentrator project during 2007. The expansion project was reviewed and altered in late 2007 and is scheduled to commence commissioning on schedule in the third quarter of 2008 with full production rates by the last quarter of 2008.

Xstrata Zinc's Handlebar Hill open cut zinc-lead mine north of Mount Isa was approved in June at a capital cost of $61 million. Recent drilling, metallurgical testing and design work has confirmed an open pit reserve of 4.3 million tonnes in an area south of the George Fisher underground mine. Ore will be mined at a rate of up to 1.75 million tonnes per annum, trucked to the Mount Isa zinc-lead concentrator from mid 2008.

The open pit development at McArthur River is proceeding on schedule, with the Barney Creek diversion (99% completed) and the McArthur River Rechannelling (95% completed) to be finished in the second quarter of 2008 following the wet season. The Bund Wall is due to be completed in the third quarter of 2008.

In January 2007, approval was granted to increase the capacity of the concentrator at McArthur River Mine from annual throughput of 1.8 million tonnes of ore to 2.5 million tonnes of ore, for a capital cost of $37 million. It is anticipated that the expanded capacity will be commissioned in the third quarter of 2008. Potential locations for an Albion plant continue to be examined, including the potential for a greenfield smelter on the east coast of Australia or a brownfield expansion at an existing Xstrata Zinc smelter.

At Lennard Shelf a new zone, (Pillara West) was uncovered lying approximately 400 metres west of existing underground workings at Pillara between 180 and 260 metres in depth. It has been roughly delineated on approximately 50 metre centres with average grades in the 6% to 7% zinc range which are typical of the Pillara area. More work is required to better define the zone.

Lady Loretta is a lead-zinc-silver deposit located approximately 140 kilometres from Mount Isa. It is a joint venture between Noranda Pacific Ltd (75%), a wholly-owned subsidiary of Xstrata acquired from Falconbridge in 2006, and Buka Minerals (25%), a wholly owned company of Mineral Securities Limited. In 2007, a pre-feasibility study into a proposed one million tonnes per annum mine was completed and a final report issued. Xstrata

Operating Review | Zinc

has recently started a study investigating potential synergies between Lady Loretta and the Mount Isa Operations.

Zinc Lead Europe
Exploration efforts in Ireland with 23% JV partner Minco have identified significant zinc mineralisation at the Pallas Green property near Limerick. A EUR6 million exploration programme is planned in 2008 to define economic reserves and initiate baseline studies.

Zinc Lead Americas
The development of the Perseverance deposit in Northern Quebec, Canada has continued. It is expected to marginally exceed the original capital budget of $130 million due to the strengthening Canadian dollar. The development is ahead of schedule and the mine will start production by mid-2008. The mine will have an annual production of 228,000 tonnes of zinc concentrate and 35,000 tonnes of copper concentrate with a mine life of five years.

Manuel Félix Jorge Carrón removes skimmings at San Juan de Nieva smelter, Spain

Kelly Whitehurst, Jane Yelland and Jonathon Cowie plant seedlings at the rehabilitation of the river channel at McArthur River Mine, Northern Territory





Xstrata Technology Services supports the processes involved in mining. It comprises Xstrata Technology, based in Brisbane, a specialist technology and solutions provider to the global mining industry; and, since the acquisition of Falconbridge in late 2006, Xstrata Process Support, based in Sudbury, which provides technological support to Xstrata's own operations. During 2007, Xstrata Process Support has extended its services to third-party customers, in line with its strategy of becoming a self-sustaining, commercial technology services business unit.

Xstrata Technology

Xstrata Technology continued to experience strong demand for its products in 2007, with revenue increasing by 81% compared to 2006. Xstrata Technology's results in 2007 demonstrate the successful integration of the KIDD technologies from Falconbridge into the product portfolio. Following the further integration of Xstrata Process Support and the formation of Xstrata Technology Services, the business unit is now very well positioned to provide the mining industry with additional core equipment choices underpinned by Xstrata Technology's design and operating expertise. In 2007, demand grew for technology packages. Xstrata Technology is uniquely positioned to meet this demand and its order book remains strong into 2008 and beyond.

Albion Process™

The Albion Process™ is a low cost, simple atmospheric leach process to recover metals from refractory ores. Demand for the technology grew in 2007, with 21 work programmes completed and numerous studies conducted, for both Xstrata businesses and other major mining companies. Licence agreements have been signed with Dominica Gold and European Goldfields, and construction of the first plant is under way at Las Lagunas in the Dominican Republic to recover refractory gold from tailings.

IsaMill™

IsaMill™ Technology is a revolutionary grinding technology that significantly increases the efficiency of mineral grinding and processing. Demand for this product grew rapidly in 2007 as the IsaMill technology moved from niche fine grinding to mainstream grinding applications in response to market demand. Total installed capacity more than doubled during 2007. The mainstream mineral grinding market offers significant opportunities for a more energy efficient grinding technology such as IsaMill, which is being recognised by orders from major mining companies, and installations across the world include Africa, Australasia, central and south east Asia and North America.

ISASMELT™

In 2007, the copper smelter modernisation project at Southern Peru Copper Corporation (SPCC) was successfully completed, representing the first application of ISASMELT™ technology in Latin America. The furnace replaced two reverberatory furnaces and a Teniente Converter while cutting plant emissions, especially sulphur dioxide, and allowing SPCC to meet new Peruvian environmental regulations. The growing acceptance of the technology in the region was confirmed by the signing of an ISASMELT™ agreement for Doe Run Peru's La Oroya smelter. Construction of a lead ISASMELT™ and a copper ISASMELT™ furnace commenced at Kazzinc in Kazakhstan, the first site to install two furnaces concurrently. Mopani Copper Mines has also agreed to install a new Isa Convert™ furnace, following the start-up of their ISASMELT™ furnace in 2006. The Isa Convert™ furnace is the first of its kind to be constructed and is designed to produce 50,000 tonnes per annum of blister copper. It improves the environmental performance of copper smelting, compared with the conventional Peirce Smith converter technology.

Jameson Cell™

The Jameson Cell™ is a high-intensity flotation technology which is used to develop more efficient flotation circuits. Business continued to be strong, with orders for coal and increasingly base metals applications. The successful commissioning of the technology at TeckCominco's Red Dog mine, an order from Oxiana's Prominent Hill and numerous promising test programmes have shown the growing interest by base metals producers for the Jameson Cell™.

Tankhouse Technology (ISAPROCESS™ and KIDD PROCESS)

Buoyant market conditions continued throughout 2007 for both ISA and KIDD technology offerings. The group realised a 42% increase in revenue in 2007, the first full year for the combined ISA and KIDD technologies, following the Falconbridge acquisition. There were record cathode sales from the Townsville manufacturing facility and the Calama site in Chile, where cathodes are manufactured under licence.

Xstrata Process Support (XPS)

Demand from Xstrata's operations continued to be strong for Xstrata Process Support's expertise. External customers accounted for 10% of total revenue in 2007; this proportion is expected to increase as Xstrata Process Support continues to commercialise its unique expertise. From 1 January 2008, Xstrata Process Support financial results will

Operating Review | Technology Services

Financial Data* $m	Statutory Year ended 31.12.07	Statutory Year ended 31.12.06
Revenue	217	120
EBITDA	47	26
Depreciation and amortisation	(4)	(4)
EBIT	43	22
Capital employed	22	46
Capital expenditure	4	2

*This data applies only to Xstrata Technology. During 2007, Xstrata Process Support was integrated into the newly formed Xstrata Technology Services. From 1 January 2008, Xstrata Process Support will be accounted for within Xstrata Technology Services.

be included in Xstrata Technology Services reporting.

XPS provides high value technical services through four separate groups:

Process Mineralogy
Process Mineralogy is a mineral processing and mineral science group that utilises quantitative mineralogy, sampling, statistics and flotation test work to maximise metal recoveries to add value to new mine projects and existing operations. Process Mineralogy helped to increase the net present value of Xstrata Nickel's Kabanga project by improving flow sheet development and advancement, supported by a pilot plant demonstration. At the Raglan concentrator, Process Mineralogy improved metal recoveries through xanthate trials and achieved production gains at the Montcalm operations after Process Mineralogy's process survey recommendations were implemented.

Extractive Metallurgy
Extractive Metallurgy provides expert pyrometallurgical and hydrometallurgical services to smelters and refineries. In 2007, Extractive Metallurgy's primary client was Xstrata Nickel, where key areas of value creation and risk mitigation were implemented at the Falcondo ferronickel smelter, the Araguaia laterite project, the Sudbury smelter and through supporting the business development group in Toronto. Extractive Metallurgy also provided pyrometallurgical assistance to Xstrata Copper at Mount Isa and hydrometallurgy test work was completed for the Altonorte operation.

A wireless pen-table system at Minera Alumbrera's drill core storage facility



Process Control
In 2007, Process Control provided services in process control development for mineral and metallurgical processes primarily to Xstrata Nickel and Xstrata Copper's global operations. Significant production gains were achieved at Raglan through the introduction of automatic mill feed control and the Sudbury operations achieved optimum throughput. Electric arc furnace controllers reduced average power deviation at the Falcondo nickel smelter and substantial process control improvements developed at the Kidd operations. The Process Control group also provided assistance to the Altonorte and Mount Isa smelters.

Materials Technology
Materials Technology provides materials of construction selection, equipment construction specifications, quality assurance, plant reliability inspections and root cause failure analyses. Materials Technology makes important ongoing contributions to asset management, plant reliability and safety, particularly for sulphuric acid plants, storage tanks, and process equipment subject to high temperature and wear. Materials Technology expanded established client bases at Xstrata's Canadian and Chilean operations in 2007 to include Mount Isa in Australia and a number of external clients.

Operations Data

Name of operation	Ownership	Annual production capacity (Full plan/time basis)	100% Production 2007	100% Production 2006	Accounting status	Location
Xstrata Alloys						
Boshoek plant	79.5%	240kt	192kt	193kt	Joint venture	Boshoek, South Africa
Lion plant	79.5%	360kt	230kt	44kt	Joint venture	Steelpoort, South Africa
Lydenburg plant	69.6%	396kt	341kt	379kt	Joint venture	Lydenburg, South Africa
Rustenburg plant	79.5%	430kt	381kt	316kt	Joint venture	Rustenburg, South Africa
Wonderkop plant	79.5%	553kt	389kt	249kt	Joint venture	Marikana, South Africa
Boshoek opencast mine	79.5%	1,800kt	602kt	–	Joint venture	Boshoek, South Africa
Chrome Eden mine	79.5%	96kt	–	–	Joint venture	Pilansberg, South Africa
Horizon mine	79.5%	180kt	68kt	74kt	Joint venture	Pilansberg, South Africa
Kroondal mine	79.5%	1,920kt	1,266kt	1,363kt	Joint venture	Rustenburg, South Africa
Kroondal opencast mine	79.5%	540kt	126kt	264kt	Joint venture	Rustenburg, South Africa
Thorncliffe mine	79.5%	1,440kt	1,195kt	1,202kt	Joint venture	Steelpoort, South Africa
Helena mine	79.5%	600kt	335kt	228kt	Joint venture	Steelpoort, South Africa
Waterval mine	79.5%	480kt	–	–	Joint venture	Rustenburg, South Africa
Rhovan V_2O_5 FeV	100% 100%	22,000k lbs 6,000k kg	18,870k lbs 4,280k kg	21,651k lbs 4,907k kg	Subsidiary	Brits, South Africa
Swazi Vanadium FeV	100%	2,400k kg	–	–	Subsidiary	Maloma, Swaziland
Maloma mine	75%	660kt	411kt	432kt	Subsidiary	Maloma, Swaziland
Char Technologies	100%	112kt	103kt	96kt	Subsidiary	Witbank, South Africa
African Carbon Manufacturers	100%	153kt	126kt	112kt	Subsidiary	Witbank, South Africa
African Carbon Producers	100%	158kt	143kt	132kt	Subsidiary	Witbank, South Africa
African Fine Carbon	100%	156kt	143kt	94kt	Subsidiary	Middelburg, South Africa
African Carbon Union	74%	133kt	114kt	88kt	Subsidiary	Witbank, South Africa
Mototolo	37%	240k oz	171k oz	23k oz	Joint venture	Steelpoort, South Africa
Eland	74%	240k oz	14k oz	–	Subsidiary	Brits, South Africa
Xstrata Coal						
Americas						
Cerrejón	33.3%	31,000kt	29,626kt	28,430kt	Joint venture	Colombia
Australia						
Cumnock	90%	1,100kt	944kt	1,038kt	Joint venture	Hunter Valley
Liddell	67.5%	3,000kt	3,182kt	2,980kt	Joint venture	Hunter Valley
Macquarie Coal JV – West Wallsend – Westside	 80% 80%	 2,400kt 700kt	 1,961kt 895kt	 2,210kt 780kt	 Joint venture Joint venture	 Newcastle Newcastle
Mt Owen	100%	6,500kt	5,062kt	5,574kt	Subsidiary	Hunter Valley

Operations Data

Name of operation	Ownership	Annual production capacity (Full plan/time basis)	100% Production 2007	100% Production 2006	Accounting status	Location
Ravensworth operations	100%	4,000kt	4,042kt	4,302kt	Subsidiary	Hunter Valley
Oakbridge Group						
– Baal Bone	74.1%	2,500kt	1,481kt	1,981kt	Subsidiary	Western Coal Fields
– Beltana	68.3%	5,000kt	5,418kt	4,877kt	Joint venture	Hunter Valley
– Bulga	68.3%	6,000kt	5,267kt	5,579kt	Joint venture	Hunter Valley
Tahmoor	100%	2,300kt	257kt	–	Subsidiary	Southern Coal Fields
Ulan						
– Ulan Underground	90%	5,000kt	3,713	2,482kt	Joint venture	Western Coal Fields
– Ulan Open cast	90%	1,700kt	1,924	2,863kt	Joint venture	Western Coal Fields
United	95%	2,400kt	2,513kt	2,276kt	Joint venture	Hunter Valley
Oaky Creek	55%	8,700kt	7,998kt	7,325kt	Joint venture	Bowen Basin
Newlands						
– Thermal	55%	7,700kt	4,741kt	6,374kt	Joint venture	Bowen Basin
– Coking	55%	1,200kt	2,430kt	1,097kt	Joint venture	Bowen Basin
Collinsville						
– Thermal	55%	3,600kt	2,551kt	2,976kt	Joint venture	Bowen Basin
– Coking	55%	1,700kt	1,441kt	1,666kt	Joint venture	Bowen Basin
Rolleston	75%	8,000kt	6,773kt	4,901kt	Joint venture	Bowen Basin
South Africa						
iMpunzi Division						
– Opencut	79.8%	2,400kt	4,256kt	1,950kt	Subsidiary	Witbank
– Underground	79.8%	2,700kt	2,500kt	2,630kt	Subsidiary	Witbank
Mpumalanga Division						
– Spitzkop	79.8%	1,400kt	1,017kt	762kt	Subsidiary	Ermelo
– Tselentis	79.8%	1,900kt	1,801kt	1,858kt	Subsidiary	Breyten
Southstock						
– Opencut	79.8%	600kt	597kt	–	Subsidiary	Witbank
– Underground	79.8%	4,200kt	4,472kt	4,378kt	Subsidiary	Witbank
Tweefontein Division						
– Opencut	79.8%	500kt	1,557kt	2,188kt	Subsidiary	Witbank
– Underground	79.8%	4,600kt	3,554kt	4,042kt	Subsidiary	Witbank
Goedgevonden	74%	6,700 kt	1,689kt	1,047kt	Joint venture	Witbank
Mines operated by JV partners						
– Douglas/Middelburg	12.8%	25,500kt	21,888kt	21,406kt	Joint venture	Witbank/Middelburg

Name of operation	Ownership	Annual production capacity (Full plan/time basis)	100% Production 2007	100% Production 2006	Accounting status	Location
Xstrata Copper						
Argentina						
Alumbrera	50%	40mt ore 190kt Cu in conc 550koz Au in conc 50koz Au in dore	38.6mt 180.2kt Cu 540.7koz Au 74.4koz Au	36.4mt 180.1kt Cu 567.7koz Au 73.4koz Au	Subsidiary	Catamarca, Argentina
Australia						
Mount Isa	100%	6.5mt ore 190kt Cu in conc 240kt Cu in anode	6.0mt 172.6kt Cu 217.9kt Cu	6.2mt 194kt Cu 213kt Cu	Subsidiary	North West Queensland, Australia
Ernest Henry	100%	11mt ore 115kt Cu in conc 120koz Au in conc	11.5mt 95.8kt Cu 123.3koz Au	10.8mt 84kt Cu 106koz Au	Subsidiary	North West Queensland, Australia
Townsville Refinery	100%	280kt Cu cathode	232.0kt Cu	209kt Cu	Subsidiary	North Queensland, Australia
Canada						
CCR	100%	370kt Cu cathode	319.6kt Cu	368.3kt Cu	Subsidiary	Quebec, Canada
Horne	100%	180kt Cu in anode	177.3kt Cu	185.0kt Cu	Subsidiary	Quebec, Canada
Kidd Creek	100%	50kt Cu in conc 150kt Cu in anode	46.6kt Cu 127.8kt Cu	50.4kt Cu 127.9kt Cu	Subsidiary	Ontario, Canada
Chile						
Altonorte	100%	290kt Cu in anode	272.8kt Cu	282.0kt Cu	Subsidiary	Antofagasta Region, Chile
Collahuasi	44%	48mt ore 400kt Cu in conc 60kt Cu cathode	62mt 393.9kt Cu 58.2kt Cu	54mt 380.2kt Cu 59.8kt Cu	Joint venture	Tarapacá Region, Chile
Lomas Bayas	100%	13.5mt ore 65kt Cu cathode	13.1mt 61.4kt Cu	14.4mt 64.3kt Cu	Subsidiary	Antofagasta Region, Chile
Peru						
Antamina Ancash Region, Peru (joint with Xstrata Zinc)	94-95	33.75% 380kt Cu in conc	35mt ore 329.9kt Cu	36.6mt 384.2kt Cu	33.2mt	Joint venture
Tintaya	100%	10mt ore 85kt Cu in conc	11.8mt 83.8kt	10.7mt 78.3kt	Subsidiary	Espinar Province, Peru

Operations Data

Name of operation	Ownership	Annual production capacity (Full plan/time basis)	100% Production 2007	100% Production 2006	Accounting status	Location
Xstrata Nickel						
Canada						
Montcalm	100%	875kt ore 11kt nickel in concentrate	941kt ore 10kt nickel in concentrate	891kt ore 11kt nickel in concentrate	Subsidiary	Ontario, Canada
Sudbury	100%	3.0mt ore 130kt nickel-copper matte	2.2mt ore 122kt nickel-copper matte	2.3mt ore 112kt nickel-copper matte	Subsidiary	Ontario, Canada
Raglan	100%	1.1mt ore 26kt Ni in concentrate	1.2mt ore 26kt Ni in concentrate	1.1mt ore 24kt Ni in concentrate	Subsidiary	Quebec, Canada
Dominican Republic						
Falcondo	85.3%	4.1mt ore 29kt Ni in FeNi	4.1mt ore 29.1kt Ni in FeNi	4.1mt ore 29.7kt Ni in FeNi	Subsidiary	Bonao, Dominican Republic
Norway						
Nikkelverk	100%	87kt Ni 39kt Cu 5.2kt cobalt	87.6kt Ni 34.2kt Cu 3.9kt Co	82.0kt Ni 39.7kt Cu 4.9kt Co	Subsidiary	Kristiansand, Norway
Xstrata Zinc						
Australia						
Lennard Shelf	50%	55kt Zn in conc 13kt Pb in conc	42kt Zn in conc 12.4kt Pb in conc	On care & maintenance	Joint venture	Western Australia
McArthur River	100%	1.9mt ore 138kt Zn in conc	1.9mt 138kt Zn	1.8mt ore 136kt Zn	Subsidiary	Northern Territory, Australia
Mount Isa	100%	6.5mt ore 305kt Zn in conc 170kt Pb in bullion 300t Ag in bullion	5.1mt ore 227kt Zn in conc 126kt Pb in bullion 234t Ag in bullion	4.6mt 210kt Zn 118kt Pb 195t Ag	Subsidiary	North West Queensland, Australia
Canada						
Brunswick Mine	100%	3.6mt ore 275kt Zn in conc 80kt Pb in conc 210t Ag in conc 8kt Cu in conc	3.4mt ore 252kt Zn in conc 70kt Pb in conc 195t Ag in conc 8kt Cu in conc	3.6mt 272kt 79kt 219t 9kt	Subsidiary	New Brunswick, Canada
Brunswick Smelting	100%	110kt refined lead 450t silver doré	70.7kt refined lead 155t silver doré	69.7kt Pb 212t Ag	Subsidiary	New Brunswick, Canada
CEZ Refinery	25%	298kt Zn	292kt Zn	293kt Zn	Associate	Quebec, Canada
General Smelting	100%	25kt Zn and Pb foundry products	8kt Zn and Pb foundry products	10kt Zn and Pb foundry products	Subsidiary	Quebec, Canada
Kidd Creek Refinery	100%	153kt Zn	143kt Zn	151kt Zn	Subsidiary	Ontario, Canada

Name of operation	Ownership	Annual production capacity (Full plan/time basis)	100% Production 2007	100% Production 2006	Accounting status	Location
Germany						
Nordenham	100%	157kt Zn 151kt saleable Zn	150kt Zn 144kt saleable Zn	151kt Zn 145kt saleable Zn	Subsidiary	Nordenham, Germany
Peru						
Antamina (joint with Xstrata Copper)	33.75%	35mt ore 335kt Zn	292kt Zn	156kt Zn	Joint venture	Ancash, Peru
Spain						
San Juan de Nieva	100%	507kt Zn 487kt saleable Zn	478kt Zn 458kt saleable Zn	503kt Zn 482kt saleable Zn	Subsidiary	Asturias, Spain
Hinojedo	100%	47kt calcine 31kt SO2	37kt calcine 24kt SO2	47kt calcine 31kt SO2	Subsidiary	Cantabria, Spain
Arnao	100%	24kt ZnO	10kt ZnO	24kt ZnO	Subsidiary	Asturias, Spain
UK						
Northfleet	100%	180kt primary Pb 398t Ag	119kt primary Pb 181t Ag	162kt primary Pb 255t Ag	Subsidiary	Northfleet, UK

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10

01 | Willy Strothotte, aged 63, has been Chairman of Xstrata since February 2002. From 1961 to 1978 Mr Strothotte held various positions with responsibility for international trading in metals and minerals in Germany, Belgium and the USA. In 1978, Mr Strothotte joined Glencore International, taking up the position of Head of Metals and Minerals in 1984. Mr Strothotte was appointed Chief Executive Officer of Glencore in 1993 and held the combined positions of Chairman and Chief Executive Officer from 1994 until 2001, when the roles of Chairman and Chief Executive were split. Mr Strothotte has been Chairman of Xstrata AG since 1994, is the Chairman of Glencore International and is currently a director of Century Aluminium Corporation and Minara Resources Limited.

02 | Mick Davis, aged 50, is the Chief Executive of Xstrata. Mr Davis was appointed as Chief Executive of Xstrata AG in October 2001, and was appointed to the Board of Xstrata in February 2002. Previously, Mr Davis was Chief Financial Officer and an executive director of Billiton Plc, appointed in July 1997, and served as Executive Chairman of Ingwe Coal Corporation Limited from 1995. He joined Gencor Limited in early 1994 from Eskom, the South African state-owned electricity utility, where he was an executive director.

03 | David Rough, aged 57, was appointed to the Board of Xstrata in April 2002, is Deputy Chairman, the Senior Independent director and Chairman of the Nominations Committee. Mr Rough was a director of Legal & General Group Plc before retiring in June 2002. As Group director (Investments), Mr Rough headed all aspects of fund management within Legal & General Investments. Mr Rough is currently a director of Land Securities plc and Brown, Shipley & Co Ltd.

04 | Ivan Glasenberg, aged 51, was appointed to the Board of Xstrata in February 2002. Mr Glasenberg is Chief Executive Officer of Glencore International, which he joined in 1984. He worked in the coal department of Glencore in South Africa for three years and in Australia for two years. From 1989 to 1990, he managed Glencore International's Hong Kong and Beijing offices. In 1991 he became Head of the Glencore Coal Department and in 2002 Chief Executive Officer of Glencore International. He is also currently a director of Minara Resources Limited.

05 | Paul Hazen, aged 66, was appointed a director of Xstrata in February 2002. Mr Hazen is a former Chairman and CEO of Wells Fargo and Company from which he retired in April 2001 as Chairman after a 30-year career with the bank. He was also a director of Phelps Dodge Corporation until February 2003 and Deputy Chairman and Lead Independent director of Vodafone Group Plc until July 2006. Mr Hazen is currently Chairman of Accel-KKR and of KKR Financial Corp. He joined the Board of Xstrata AG in May 2000, serves as Lead Independent director of Safeway, Inc. and is a director of Willis Group Holdings Ltd.

06 | Robert MacDonnell, aged 70, was appointed to the Board of Xstrata in February 2002. Prior to joining Kohlberg Kravis Roberts & Co. in 1976, Mr MacDonnell was a Management Consultant at Arthur Andersen & Co. He subsequently formed his own firm, which specialised in small management buyouts. Mr MacDonnell became the first non-founding partner of KKR in 1982 and participated in virtually all investment decisions until the firm expanded in the late 1980s. Mr MacDonnell joined the Board of Xstrata AG in May 1997 and is also currently a director of Safeway, Inc.

07 | Trevor Reid, aged 47, is the Chief Financial Officer of Xstrata. Mr Reid joined Xstrata AG in January 2002, and was appointed to the Board of Xstrata in February 2002. Prior to joining Xstrata, he was Global Head of Resource Banking at the Standard Bank Group. He joined the Standard Bank Group in 1997 from Warrior International Limited, a corporate finance boutique specialising in the minerals sector.

08 | Sir Steve Robson CB, aged 64, was appointed to the Board of Xstrata in February 2002 and is Chairman of the Audit Committee. Sir Steve retired as Second Permanent Secretary at HM Treasury in January 2001. He had joined HM Treasury after leaving university. His early career included a period as Private Secretary to the Chancellor of the Exchequer and a two-year secondment to Investors in Industry plc (3i). From 1997 until his retirement, his responsibilities included the legal framework for regulation of the UK financial services industry, public private partnerships, procurement policy including the private finance initiative and the Treasury's enterprises and growth unit. Sir Steve is a director of JPMorgan Cazenove Holdings, Partnerships UK plc and The Royal Bank of Scotland Group plc.

09 | Ian Strachan, aged 64, was appointed to the Board of Xstrata in May 2003 and is the Chairman of the Health, Safety, Environment and Community Committee. Mr Strachan is a director of Reuters Group plc, Johnson Matthey plc, Rolls-Royce plc and Transocean Inc. Mr Strachan was Chairman of Instinet Group from 2003 to 2005 and Chief Executive of BTR plc from 1996 to 1999. Mr Strachan joined Rio Tinto plc (formerly RTZ plc) as CFO in 1987, and was Deputy Chief Executive from 1991 to 1995.

10 | Santiago Zaldumbide, aged 65, is an executive director of Xstrata, Chief Executive of Xstrata Zinc and Executive Chairman of Asturiana de Zinc. Mr Zaldumbide was appointed to the Board of Xstrata in February 2002. He is a previous Chief Executive Officer and director of Union Explosivos Rio Tinto and of Petroleos del Norte. In 1990, Petroleos del Norte became part of the Repsol Oil Group where Mr Zaldumbide was responsible for establishing the international structure of the enlarged Repsol Oil Group. In 1994 he was appointed Chief Executive Officer of the Corporación Industrial de Banesto and, in December 1997, Chairman and Chief Executive Officer of Asturiana de Zinc. Mr Zaldumbide is also a member of the European Advisory Council of Air Products and Chemicals, Inc. and a director of ThyssenKrupp SA.

Executive Management

Executive Committee

Mick Davis
Chief Executive

Trevor Reid
Chief Financial Officer

Santiago Zaldumbide
Chief Executive Xstrata Zinc



Peter Freyberg
Chief Executive Xstrata Coal



Benny Levene
Chief Legal Counsel



Thras Moraitis
Executive General Manager Group Strategy and Corporate Affairs



Peet Nienaber
Chief Executive Xstrata Alloys



Ian Pearce
Chief Executive Xstrata Nickel



Charlie Sartain
Chief Executive Xstrata Copper

Executive Management

Xstrata Alloys

Bill Barrett
Managing Director Vanadium
Deon Dreyer
Managing Director Chrome
Jeff McLaughlan
Marketing Director
Mark Moffett
Chief Financial Officer
Ben Moolman
Managing Director Platinum
Deon du Preez
Executive director
Sustainable Development
Eric Ratshikhopha
Executive director
Corporate Development

Xstrata Coal

Garry Beck
General Manager Marketing
Steven Bridger
General Manager Commercial
Mick Buffier
Chief Operating Officer
New South Wales
Ian Cribb
Chief Operating Officer Queensland
Mark Eames
Chief Development Officer
Jeff Gerard
Chief Operating Officer South Africa
Murray Houston
Executive General Manager
South Africa
Peter McKenna
General Manager Engineering
and Projects
Earl Melamed
Chief Financial Officer
Reinhold Schmidt
Executive General Manager Wandoan
Colin Whyte
General Manager Corporate Affairs
and Sustainable Development

Xstrata Copper

Jon Evans
Chief Operating Officer North Chile
Claude Ferron
Chief Operating Officer
Canada Copper
Peter Forrestal
Executive General Manager
Project Development
Louis Irvine
Chief Financial Officer
Steve de Kruijff
Chief Operating Officer
North Queensland Copper
José Marun
Chief Operating Officer
Southern Peru
Jorge Montaldi
General Manager Alumbrera
Neal O'Connor
General Counsel
Alberto Olivero
Executive General Manager
Human Resources

Xstrata Nickel

Michel Boucher
Vice President Raglan Operations
Sam Coetzer
Chief Operating Officer Americas
Dominique Dionne
Vice President Corporate Affairs
Steve Flewelling
Senior Vice President
Projects and Exploration
Eric Edward Henriksen
Managing Director Nikkelverk
Douglas McLarty
Vice President Legal
Ernest Mast
President and General Manager
Falcondo
David Rae
Senior Vice President
Europe and Africa
Mike Romaniuk
Vice President Sudbury operations
Emree Siaroff
Vice President Human Resources
Shaun Usmar
Chief Financial Officer

Xstrata Zinc

Iñigo Abarca
Chief Legal Counsel
Jaime Arias
General Manager Spanish Operations
Mario Chapados
General Manager CEZinc
Manuel Alvarez Dávila
Chief Operating Officer
European Division
Assistant to the Chief Executive
Jean Desrosiers
Vice President Mining Operations
Brian Hearne
Chief Operating Officer
Australian Division
Kevin Hendry
Executive General Manager
Mt. Isa Zinc/Lead Operations
Juan León
Chief Financial Officer
Rainer Menge
General Manager German Operations
Etienne Moller
General Manager McArthur River Mine
Bob Sippel
Chief Operating Officer
Canadian Division
Emilio Tamargo
General Manager Business
Development & Research
Neil Wardle
General Manager
Britannia Refined Metals

Corporate

Brian Azzopardi
Group Controller
Claire Divver
General Manager
Group Corporate Affairs
Richard Elliston
Company Secretary
Glenn Field
Global Head of Internal Audit
and Risk
Paul Jones
Group General Manager
Sustainable Development
Phil Jones
General Manager Human Resources
Andrew Latham
General Manager
Head of Group Business Development
Hanré Rossouw
General Manager Investor Relations
Mark Sawyer
General Manager
Group Business Development
Ian Wall
Group Treasurer
Jason Wilkins
Head of IT

Directors' Report

Results and dividends

The Group's financial results are set out in the Financial Information section and in the Financial Review section of this report.

The Board recommends a final dividend of 34¢ per share amounting to $326 million. The total 2007 dividend is $479 million or 50¢ per share (2006 $373 million or 41.6¢ per share). The shareholders will be asked to approve the dividend at the Annual General Meeting on 6 May 2008, for payment on 16 May 2008 to ordinary shareholders whose names were on the register on 25 April 2008.

Principal activities

Xstrata is a major global diversified mining group, listed on the London and Swiss stock exchanges with its headquarters in Zug, Switzerland. Additional information on the Group's operations is provided in the Business Review, Financial Review and Operational Review sections of this report.

Review of the business, future developments and post balance sheet events

A review of the business and the future developments of the Group is presented in the Chairman's Statement, Chief Executive's Report and the Business Review from page 2 to page 92.

A full description of acquisitions, disposals, and changes to Group companies undertaken during the year, including post balance sheet events, is included in the Financial Review on pages 40 to 53.

Exploration and research, development

The Group business units carry out exploration and research and development activities that are necessary to support and expand their operations.

Financial instruments

The Group's financial risk management objectives and policies are discussed on pages 40 to 53 of the Financial Review and in Note 36 of the Financial Statements.

Health, safety, environment & community (HSEC)

An overview of Xstrata's health, safety and environmental performance and community participation is presented in the Business Review section of this report on pages 20 to 27. A separate Sustainability report is published to provide more detailed information and is available at www-xstrata.com

Political and charitable donations

In accordance with Xstrata's policy, no political donations were made in 2007. Xstrata's corporate social involvement expenditure supports initiatives that benefit the communities local to the Group's operations in the areas of health, education, sport and the arts, community development, job creation and enterprise. In 2007, Xstrata set aside $102 million for CSI initiatives. Donations during the year to UK registered charities totalled £1,266,250.

Employee policies and involvement

The Group's policy and performance regarding employee involvement, disabled employees, labour relations and employee share schemes is described in the Business Review section of this report on pages 15 to 27.

Corporate governance

A report on corporate governance and compliance with the provisions of the Combined Code is set out on pages 110 to 120.

Directors' Report

Directors and their interests

The directors as at 31 December 2007 were:

Director	Position	First appointed	Re-elected	Retirement by rotation at AGM
Mick Davis	Chief Executive	25 February 2002	8 May 2007	
Ivan Glasenberg	Non-executive	25 February 2002	9 May 2006	
Paul Hazen	Non-executive*	25 February 2002	9 May 2005	Standing for re-election
Robert MacDonnell	Non-executive*	25 February 2002	9 May 2006	
Trevor Reid	Chief Financial Officer	25 February 2002	8 May 2007	
Sir Steve Robson	Non-executive*	25 February 2002	8 May 2007	
David Rough	Deputy Chairman, Senior Independent director and non-executive*	1 April 2002	8 May 2007	
Ian Strachan	Non-executive*	8 May 2003	9 May 2005	Standing for re-election
Willy Strothotte	Chairman and non-executive	25 February 2002	9 May 2005	Standing for re-election
Santiago Zaldumbide	Executive	25 February 2002	9 May 2007	

*Denotes independent director

In addition to the directors listed above, Dr Fred Roux was a director until his resignation on 7 August 2007.

Appointment of directors

The rules for the replacement and appointment of directors are set out in the Articles of Association. Directors may only be appointed by the shareholders of the Company by ordinary resolution and not by the Board of Directors. Under the terms of a Relationship Agreement to which the Company is a party with Glencore International AG ("Glencore") dated 20 March 2002, Glencore, as a controlling shareholder (as such term is defined in the Agreement), can nominate up to three directors or (if lower or higher) such number of directors equal to one less than the number of directors who are independent directors.

At every Annual General Meeting of Xstrata, one-third of the directors or if their number is not three or a multiple of three, the number nearest to one-third, but at least one, must retire by rotation. The directors to retire are those who have been longest in office. Any director who has, at the start of the Annual General Meeting, been in office for more than three years since his last appointment or reappointment shall retire at the Annual General Meeting. As between those who were appointed or reappointed on the same day, those to retire are (unless they otherwise agree) determined by lot. A retiring director is eligible for re-election.

In accordance with the Articles of Association, three directors will retire and offer themselves for re-election at the forthcoming Annual General Meeting. Details of the resolutions that will be put to the Annual General Meeting are given in the Notice of Annual General Meeting. Further details about the directors and their roles within the Group are given in the directors' biographies on page 99.

Powers of the directors

Subject to the Company's Memorandum and Articles of Association, UK legislation, and to any directions given by special resolution, the business of the Company is managed by the Board which may exercise all the powers of the Company. The Articles of Association contain specific provisions concerning the Company's power to borrow money and also provide the power to make purchases of any of its own shares. The directors have no existing authority to purchase the Company's own shares. The directors have been authorised to allot and issue ordinary shares. These powers are exercised under authority of resolutions of the Company passed at its Annual General Meeting. Further details of the authorities the Company will be seeking at the next Annual General Meeting to issue and allot ordinary shares of $0.50 each are set out on page 108 of this report.

Details of interests in the share capital of the Company of those directors in office as at 31 December 2007 are given below. As of the date of this report, there have been no changes. None of the shares were held non-beneficially. No director was interested in the shares of any subsidiary Company.

Name of director	Ordinary shares held beneficially as at 1 January 2007	Ordinary shares held beneficially as at 31 December 2007	Name of director	Ordinary shares held beneficially as at 1 January 2007	Ordinary shares held beneficially as at 31 December 2007
Executive			**Non-executive**		
Mick Davis	195,173	195,173	Ivan Glasenberg	–	–
Trevor Reid	–	–	Paul Hazen	238,213	238,213
Santiago Zaldumbide	–	–	Robert MacDonnell	394,560	304,560
			Sir Steve Robson	–	–
			David Rough	13,604	13,604
			Willy Strothotte	–	–
			Ian Strachan	8,666	8,666

In addition to the above interests in shares, the executive directors, along with other employees, also have interests in the share capital of the Company in the form of conditional rights to free shares and options to subscribe for shares and deferred bonus shares. Details of these interests are disclosed in the Directors' Remuneration Report on pages 121 to 135.

Share capital

At the date of this report, the issued share capital of the Company comprised 977,716,921 shares, divided into 977,666,920 ordinary shares with a nominal value of $0.50 each share, 50,000 deferred shares with a nominal value of £1.00 each share and one special voting share with a nominal value of $0.50. Further details of the authorised and issued share capital of the Company, including the rights pertaining to each share class, are set out below.

At the Annual General Meeting on 8 May 2007, a resolution was passed reducing the authorised ordinary share capital of the Company from $7,554,974,199.00 by the cancellation of 13,609,948,397 authorised but unissued ordinary shares pursuant to section 121(2)(e) of the Companies Act 1985 which resulted in an authorised share capital of $750,000,000.50 and £50,000 divided into 1,500,000,000 ordinary shares of $0.50 each, 50,000 non-voting deferred shares of £1.00 each and one special voting share of $0.50.

Directors' Report

On 15 August 2003 Xstrata Capital Corporation A.V.V. ("Xstrata Capital") issued $600,000,000 3.95% guaranteed convertible bonds due 2010. The bonds were convertible into preference shares issued by Xstrata Capital and then exchanged for Xstrata ordinary shares. During the course of the year, notice was given in respect of 214,419 bonds to convert them into Xstrata Capital preference shares which were then exchanged into Xstrata ordinary shares. The total number of shares issued in the year resulting from these conversions totalled 24,516,537 shares. Following these conversions, no further bonds remain outstanding.

On 16 October 2006, the Financial Services Authority as UK Listing Authority approved the admission to the Official List by way of blocklisting of 13,575,432 ordinary shares of $0.50 each to be issued upon conversion of the Xstrata Capital Corporation A.V.V. 4% Guaranteed Convertible Bonds due 2017.

The ordinary issued share capital was increased on 31 January 2007 when the directors issued and allotted four million new ordinary shares of $0.50 each to K.B. (C.I.) Nominees Limited. The ordinary issued share capital was further increased on 16 January 2008 when the directors issued and allotted six million new ordinary shares of $0.50 each to K.B. (C.I.) Nominees Limited. Both issues were made for the purposes of the Company's Employee Share Ownership Trust, an employees' share scheme. The four million and six million new ordinary shares rank *pari passu* with the existing ordinary shares, trade on the London Stock Exchange and the SWX and were admitted to the Official List on 7 February 2007 and 22 January 2008 respectively.

The Company has in place an equity capital management programme ("ECMP") under which up to 10% of the issued share capital of the Company can be purchased in the market by Batiss Investments Limited ("Batiss"). During the course of the year, Batiss purchased ordinary shares of $0.50 each in Xstrata through the ECMP. On 18 March 2008, the total number of shares held by Batiss amounts to 9,310,000 ordinary shares or 0.95% of Xstrata's issued ordinary share capital.

Share rights

The rights and obligations attached to the Company's ordinary shares are set out in the Articles of Association copies of which can be obtained from Companies House in the UK or by writing to the Company Secretary. Subject to the Companies Acts (as defined in the Articles of Association), and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the Board may determine.

Ordinary shares

Holders of ordinary shares are entitled to attend and speak at general meetings of the Company, and to appoint proxies to exercise their rights. Holders of ordinary shares may receive a dividend and on a winding up may share in the assets of the Company.

Deferred shares

The holders of deferred shares do not have the right to receive notice of any general meeting of the Company nor the right to attend, speak or vote at any such general meeting. The deferred shares have no rights to dividends and, on a winding-up or other return of capital, entitle the holder only to the repayment of the amounts paid upon such shares after repayment of the nominal amount paid up on the ordinary shares, the nominal amount paid up on the special voting share plus the payment of GBP100,000 per ordinary share. The Company may, at its option, redeem all of the deferred shares in issue at any time (but subject to the minimum capital requirement of the Companies Act 1985) at a price not exceeding GBP1.00 for each share redeemed to be paid to the relevant registered holders of the shares.

Special voting share

Certain rights, that are inalienable under Swiss law, have been preserved in the Xstrata plc Articles of Association by creating a special voting share that carries weighted voting rights sufficient to defeat any resolution which could amend or remove these entrenched rights. The holder of the special voting share is the Law Debenture Trust Corporation plc which has entered into a voting agreement with the Company, specifying the conditions upon which it is entitled to exercise its right to vote. The special voting share does not carry a right to receive dividends and is entitled to no more than the amount of capital paid up in the event of liquidation.

Shares held by Xstrata plc Employee Share Ownership Trusts

At 31 December 2007, the trustee of the Xstrata plc Employee Share Ownership Trusts, which is an independent trustee, held 3,461,913 shares under the terms of the trusts for the benefit of employees and former employees of the Company. The trusts are discretionary trusts and the shares are held to meet employees' entitlements under the Company's Long Term Incentive Plan and Service Contract Arrangements. Employees have no voting rights in relation to the shares while they are held in trust. The trustee has full discretion to exercise the voting rights or to abstain from voting. Shares acquired by employees through the Company's Long Term Incentive Plan rank *pari passu* with shares in issue and have no special rights.

Voting rights

Subject to the rights and restrictions attached to any class of shares:

(i) on a show of hands, every member present in person or by proxy has one vote (except that neither the holder of the special voting share nor any holder of deferred share(s) is entitled to vote) and a proxy appointed by a member on behalf of such member's shareholding shall also have one vote;

(ii) on a poll:

- (A) every member present in person or by proxy (except the holder of the special voting share and any holder of the deferred share(s) shall have:
  - (i) one vote for each fully paid share;
  - (ii) for such partly-paid share, such proportion of the votes attached to a fully paid share as would mean that such proportion is the same as the proportion of the amount paid up on the total issue price of that share;
- (B) the holder of the special voting share shall, on an Entrenched Rights Action, have enough votes to defeat the resolution but, on all other decisions, shall have no votes; and
- (C) the holders of the deferred shares shall not be entitled to vote.

Restrictions on transfer of shares

There are no restrictions on the transfer of ordinary shares in the Company other than:

(i) the right of the Board to refuse to register the transfer of a certificated share which is not a fully paid share provided that the refusal does not prevent dealings in shares of that class in the Company from taking place on an open and proper basis. The Board may also refuse to register the transfer of a certificated share, unless the instrument of transfer (a) is lodged, duly stamped (if applicable) with the Company and (except where the shares are registered in the name of a recognised person and no certificate shall have been issued therefor) is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may require; (b) is in respect of one class of share only; and (c) is in favour of not more than four persons;

(ii) pursuant to the Company's share dealing code whereby the directors of the Company require and employees may require approval to deal in the Company's shares;

(iii) certain restrictions may from time to time be imposed by laws and regulations (for example insider trading laws); and

(iv) where a person whose shares represent at least a 0.25% interest in the Company's shares, has been served with a disclosure notice and has failed to provide the Company with information concerning interests in those shares, except as otherwise provided in the Articles.

Directors' Report

The Company is not aware of any arrangements between shareholders that may result in restrictions on the transfer of ordinary shares and for voting rights.

The Board shall decline to register any transfer of the special voting share unless approved in accordance with a voting deed between the Company and the holder of the special voting share.

Major interests in shares

On 18 March 2008, the following major interests in the ordinary issued shares of $0.50 each of the Company had been notified to the Company:

Name of shareholder	Number of Ordinary shares of $0.50 each	% of Ordinary issued share capital
Glencore International AG	336,801,333	34.44
Legal & General Group Plc	29,999,246	3.06

Directors' liabilities

The Company has granted qualifying third party indemnities to each of its directors against any liability which attaches to them in defending proceedings brought against them, to the extent permitted by the Companies Act 2006. In addition, directors and officers of the Company and its subsidiaries are covered by directors and officers liability insurance.

Creditor payment policy and practice

In view of the international nature of the Group's operations, there is no specific Group-wide policy in respect of payments to suppliers. Individual operating companies are responsible for agreeing terms and conditions for their business transactions and ensuring that suppliers are aware of the terms of payment. It is Group policy that payments are made in accordance with those terms, provided that all trading terms and conditions have been met by the supplier.

Xstrata plc is a holding Company with no business activity other than the holding of investments in the Group and therefore had no trade creditors at 31 December 2007.

Articles of association

The Company's Articles of Association (adopted by special resolution on 19 March 2002 and amended by special resolution passed on 9 May 2005) may only be amended by special resolution at a general meeting of the shareholders. At the Annual General Meeting to be held on 6 May 2008, resolutions will be put to shareholders proposing the adoption of new Articles of Association, as noted on page 108 of this report. A summary of the principal proposed changes can be found in the explanatory notes to the Notice of Annual General Meeting.

The Articles have been drafted so that certain rights that are inalienable under Swiss law and that holders of Xstrata AG shares enjoyed prior to the Xstrata Initial Public Offering are preserved in the Company subject to the following arrangements. Under English law the Articles can always be amended by a special resolution (requiring a 75% majority of those present and voting, in person or by proxy). Consequently, a special voting share has been created which carries weighted voting rights sufficient to defeat any resolution which would amend certain of the Articles ("Entrenched Rights Actions"). The holder of the special voting share, The Law Debenture Trust Corporation plc has agreed under a voting agreement with the Company, to exercise its votes to vote against (and so defeat) any resolution to amend or remove an Entrenched Rights Action except in limited circumstances. This structure has the effect of entrenching certain rights into the Articles.

Significant agreements

The Companies Act 2006 requires the disclosure of the following significant agreements that contain provisions entitling the counterparties to exercise termination or other rights in the event of a change of control of the Company:

Relationship Agreement

The Company is party to the Relationship Agreement with Glencore International AG ("Glencore") dated 20 March 2002. The Agreement regulates the continuing relationship between the parties. In particular it ensures that (a) the Company is capable of carrying on its business independently of Glencore as a controlling shareholder (as such term is defined in the Agreement); (b) transactions and relationships between Glencore (or any of its subsidiaries or affiliates) and the Company are at an arm's length and on normal commercial terms; (c) Glencore shall be entitled to nominate up to three directors or (if lower or higher) such number of directors equal to one less than the number of directors who are independent directors; and, (d) directors of the Company nominated by Glencore shall not be permitted to vote on any Board resolution, unless otherwise agreed by the independent directors, to approve any aspect of the Company's involvement in or enforcement of any arrangements, agreements or transactions with Glencore or any of its subsidiaries or affiliates. It is expressed that the Agreement terminates in the event that Glencore ceases to be a controlling shareholder of the Company following a sale or disposal of shares in the Company or if the Company ceases to be listed on the Official List and traded on the London Stock Exchange.

$4.68 billion Syndicated Facility

On 25 July 2007, the Company entered into a $4.68 billion multicurrency revolving loan facility agreement with, amongst others, Barclays Capital and The Royal Bank of Scotland plc (as arrangers and bookrunners), Barclays Bank plc (as the facility agent) and the banks and financial institutions named therein as lenders (the "Syndicated Facilities Agreement").

Upon a change of control, no borrower may make a further utilisation unless otherwise agreed. The majority lenders, as defined in the agreement, can also require that the Syndicated Facilities Agreement is immediately terminated and declare that all outstanding loans become immediately payable. Alternatively, if the majority lenders do not require cancellation, but a specific lender does on the basis of internal policy, that particular lender can require that its commitments are cancelled and all amounts outstanding in respect of that lender's commitments shall become immediately payable.

$2 billion Revolving Loan Facility

On 8 October 2007, the Company entered into a $2 billion multicurrency revolving loan facility agreement with, amongst others, Barclays Bank plc (as the facility agent) and the banks and financial institutions named therein as lenders. In this agreement, the change of control provisions are exactly the same as those in the Syndicated Facilities Agreement.

$1.5 billion Revolving Loan Facility

On 6 December 2007, the Company entered into a $1.5 billion multicurrency revolving loan facility agreement with, amongst others, Barclays Bank plc (as the facility agent) and the banks and financial institutions named therein as lenders. In this agreement, the change of control provisions are exactly the same as those in the Syndicated Facilities Agreement.

Directors' Report

$500 million Notes due 2037

On 30 November 2007, Xstrata Finance (Canada) Limited issued $500 million 6.90% notes due 2037, guaranteed by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited. The terms of these notes require Xstrata Finance (Canada) Limited to make an offer to each noteholder to repurchase all or any part of such holder's notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes so repurchased plus any accrued and unpaid interest on the principal amount of the notes repurchased to the date of repurchase, if both of the following occur:

1) a change of control of the Company (as defined in the terms and conditions of the notes), and
2) the notes are rated below investment grade by each of Moody's and S&P on any date from 30 days prior to the date of the public notice of an arrangement that could result in a change of control (as defined in the terms and conditions of the notes) until the end of the 60-day period following public notice of the occurrence of a change of control.

Xstrata plc Long Term Incentive Plan

The rules of the Company's employee share plans set out the consequences of a change of control of the Company on employee's rights under the plans. Generally such rights will vest on a change of control and participants will become entitled to acquire shares in the Company or, in some cases, to the payment of a cash sum of equivalent value.

Annual General Meeting

The Annual General Meeting of the Company will be held at Theater-Casino Zug, Artherstrasse 2-4, Zug, Switzerland on Tuesday, 6 May 2008 at 11:00 am (Central European Summer Time. A live webcast will be provided of the Annual General Meeting through the Company's website www.xstrata.com. A telephone dial-in facility will also be provided on a listen-only basis. Further details of the dial-in facility and webcast will be available from Xstrata's website www.xstrata.com at least one week in advance of the meeting.

Special business at the Annual General Meeting

The Notice convening the meeting is sent to shareholders separately with this Report. Resolutions 1 to 8 are termed ordinary business while resolutions 9 to 13 will be special business. These resolutions are:

Resolution 9 gives authority to the directors in accordance with Section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company up to an aggregate nominal amount of $161,944,486 (equivalent to 323,888,972 ordinary shares of $0.50 each) (being the lesser of the Company's authorised but unissued share capital and one-third of its issued capital).

This represents one-third of the issued ordinary share capital of the Company as at 31 December 2007. The authority extends until the end of the next Annual General Meeting. The Board does not have any present intention of exercising this authority other than for the purposes of the Company's employee share schemes.

Resolution 10 will be proposed as a Special Resolution and will empower the directors to allot for cash, equity securities of a nominal amount not exceeding $24,291,673 (equivalent to 48,583,346 ordinary shares of $0.50 each, representing 5% of the issued share capital) without first offering such securities to existing ordinary shareholders. The authority extends until the end of the next Annual General Meeting. Any issue of shares for cash will, however, still be subject to the requirements of the UK Listing Authority.

Resolutions 11 and 12 will be proposed as Special Resolutions to approve the amendment of certain articles of the Articles of Association following the implementation of certain parts of the Companies Act 2006. An explanation of the proposed amendments to the Articles is given in the circular contained within the Notice convening the meeting.

Resolution 13 will be proposed as an Ordinary Resolution to approve changes to the Xstrata plc Added Value Incentive Plan. An explanation of the proposed changes to the Plan is given in the circular contained within the Notice convening the meeting.

Electronic Proxy Voting
Registered shareholders have the opportunity to submit their votes (or abstain) on all resolutions proposed at the Annual General Meeting by means of an electronic voting facility operated by the Company's Registrar, Computershare Investor Services plc. This facility can be accessed by visiting www-uk.computershare.com/Investor/Proxy/. As usual, paper proxy cards will be distributed to all registered shareholders with the Notice of Annual General Meeting.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored member and those CREST members who have appointed any voting service provider(s) should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf. The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Electronic copies of the Annual Review and Financial Statements 2007 and other publications
A copy of the 2007 Annual Report (which includes the Business Review, Operating and Financial Reviews, and Financial Statements, Directors' Report, Corporate Governance Report and Remuneration Report), the Notice of the Annual General Meeting, the 2007 Sustainability Report and other corporate publications, reports, press releases and announcements are available on the Company's website at www.xstrata.com.

Auditors
A resolution will be put to the members at the forthcoming Annual General Meeting to reappoint Ernst & Young LLP as auditors and to authorise the Board to determine the auditors' remuneration.

Disclosure of information to auditors
Having made enquiries of fellow directors and of the Company's auditors, each director confirms that to the best of each director's knowledge and belief, there is no information relevant to the preparation of their report of which the Company's auditors are unaware; and, each director has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of the information.

Going concern
The directors believe, after making inquiries that they consider to be appropriate, that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

By order of the Board
Richard Elliston
Company Secretary
18 March 2008

Corporate Governance Report

Introduction

The Board is committed to the principle of best practice in corporate governance. This report addresses the status of the Company's compliance with the principles and provisions of the Combined Code on Corporate Governance published in June 2006. The updated Combined Code which applies to reporting years beginning on or after 1 November 2006 ("the Code"), details the key policies, processes and structures that apply within the Group to comply with the Code.

Statement by the directors on corporate governance policies and compliance with the provisions of the Combined Code

The Code establishes 14 main Principles of Good Governance, 21 supporting principles and 48 provisions. The Listing Rules require every listed Company to report on how it applies the principles in the Code, and to confirm that it complies with the Code's provisions or, where it does not, to provide an explanation. The Company complied throughout the reporting period with the best practice governance provisions as set out in Section 1 of the Code, except, as explained below, with regard to membership of the Remuneration Committee as the Chairman of the Committee is not considered independent and save that no individual member of the Audit Committee has been identified as having recent and relevant financial experience.

A. Directors

A.1 The Board

The first main principle requires the Company to have an effective Board which is collectively responsible for its success. Supporting principles describe the Board's role to provide entrepreneurial leadership within a framework of controls that allow risk to be assessed and managed. The Board should set strategic aims and the Company's values, ensuring that obligations to shareholders are met. Non-executive directors have a particular role in overseeing the development of strategy, scrutinising management performance and ensuring the integrity of financial information and systems of risk management. The Board is satisfied that it has met these requirements.

Dr Fred Roux resigned from the Board on 7 August 2007. Dr Roux's resignation reflected his position as Chairman of Impala Platinum Holdings Limited and consequent potential conflict of interest in the light of Xstrata's acquisition of Eland Platinum. There were no other changes to the membership of the Board during the year. The Board, chaired by Willy Strothotte, has ten directors, comprising three executive directors and seven non-executive directors. The three executive directors are Mick Davis, the Chief Executive, Trevor Reid, Chief Financial Officer, and Santiago Zaldumbide, Chief Executive of Xstrata Zinc. David Rough, an independent, non-executive director is the Deputy Chairman. The non-executive directors possess a range of experience and are of sufficiently high calibre to bring independent judgement to bear on issues of strategy, performance, and resources that are vital to the success of the Group.

Following a search for a new independent non-executive director conducted on behalf of the Company by an independent search consultancy and lead by the Nominations Committee, Mr Claude Lamoureux was invited to join the Board as an independent non-executive director and will be proposed by the Board for election by the shareholders at the Annual General Meeting on 6 May 2008. Mr Lamoureux has agreed to act as an independent external consultant to the Board with effect from 1 January 2008 until his election. Mr Lamoureux was until 1 December 2007, President and Chief Executive Officer of the Ontario Teachers' Pension Plan and serves as a non-executive director on the Board of Northumbrian Water Group plc. He is a former member of Domtar, the Canadian Institute of Chartered Accountants, the International Corporate Governance Network and was a co-founder and Board member of the Canadian Coalition for Good Governance. With his wealth of experience as an active and successful investor in both quoted and private companies in Canada and in major international infrastructure projects, the Board is confident that Mr Lamoureux will make a significant contribution to the Group.

The Board is responsible for the governance of the Group on behalf of shareholders within a framework of policies and controls which provide for effective risk assessment and management. The Board provides leadership and articulates the Company's objectives and strategy to achieve those objectives. The Board sets standards of conduct, as documented in an approved Statement of Business Principles, which provide an ethical framework for all Xstrata businesses. While the Board focuses on strategic issues, financial performance, risk management and critical business issues, it also has a formal schedule of matters specifically reserved to it for decision. These reserved matters which are documented in a comprehensive regime of authorisation levels and prior approval requirements for key corporate decisions and actions, are reviewed and updated annually by the Board. Such matters reserved to the Board include, but are not limited to, approval of budgets and business plans, major capital expenditure, major acquisitions and disposals, and other key commitments. Certain powers are delegated by the Board to an Executive Committee which is a Committee of the Board of Xstrata (Schweiz) AG, the main trading subsidiary of Xstrata plc. This Committee and a description of its powers are described on page 120.

The Company has a policy based on the Model Code published in the Listing Rules, which covers dealings in securities and applies to directors, persons discharging managerial responsibilities, and employee insiders.

Five scheduled Board meetings were held during the year and four additional meetings were held. Attendance by directors at Board meetings and at meetings of standing committees of the Board is shown below. In addition, the Chairman held a separate meeting with the non-executive directors without the executive directors being present and the non-executive directors held a separate meeting without the Chairman being present. All Board meetings are held in Switzerland.

There are four formally constituted committees of the Board which meet regularly, each of which has formal terms of reference. These can be seen on the Company website.

Attendance at Board Meetings and Committees of the Board

Director	Board (9 of which 5 were scheduled)	Audit (4)	Remuneration (3)	Health, Safety, Environment & Community (4)	Nominations (3)
Mick Davis	9			4	
Ivan Glasenberg	9				3
Paul Hazen	8		3		
Robert MacDonnell	8				2
Trevor Reid	7				
Sir Steve Robson	6	4			
David Rough	7	4	3	4	3
Fred Roux*	3	3		2	
Ian Strachan	5	3		4	
Willy Strothotte	8		3		
Santiago Zaldumbide	8				

*Until his resignation on 7 August 2007

A.2 Chairman and Chief Executive

Another main principle states that there should be a clear division of responsibilities between the running of the Board and executive responsibility for running the business, so that no one person should have unfettered powers of decision.

A clear separation is maintained between the responsibilities of the Chairman and the Chief Executive. This is documented in a statement approved by the Board. The Chairman is responsible for leadership of the Board and creating the conditions for overall Board and individual director effectiveness while the Chief Executive is responsible for overall performance of the Group including the responsibility for arranging the effective day-to-day management controls over the running of the Group.

Corporate Governance Report

A.3 Board balance and independence

The Company complies with the requirement of the Code that there should be a balance of executive and non-executive directors such that no individual or small group can dominate the Board's decision taking.

Of the seven non-executive directors, five are considered by the Board to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement and two, Willy Strothotte and Ivan Glasenberg are directors of Glencore International AG ("Glencore"). Willy Strothotte is Chairman and Ivan Glasenberg is Chief Executive Officer of Glencore. The Board has considered these associations and considers the industry expertise and experience of these directors beneficial to the Group.

David Rough is the Deputy Chairman and the Senior Independent Director. His role and responsibilities as the Senior Independent Director are detailed in and formalised by Board resolution and, in summary, are that he should be available to shareholders to discuss their concerns where the normal channels would not be appropriate for this purpose, to have contact with analysts and major shareholders to obtain a balanced understanding of their issues and concerns, to chair the Nomination Committee and to lead the Board and director appraisal process.

The non-executive directors have a particular responsibility to ensure that the strategies proposed by the executive directors are fully considered. To enable the Board to discharge its duties, all directors receive appropriate and timely information and briefing papers are distributed to all directors.

The Board reviews annually the composition and chairmanship of its standing committees, namely the Audit, Remuneration, Nomination and the Health, Safety, Environment and Community Committee.

A.4 Appointments to the Board

The Code requires there to be a formal, rigorous and transparent procedure for the appointment of new directors, which should be made on merit and against objective criteria. The Nomination Committee fulfils these requirements and its report is set out on page 119.

A.5 Information and professional development

Another main principle requires that information of appropriate quality is supplied to the Board in a timely manner and that, in addition to induction programmes on joining the Company, directors should regularly update their skills and knowledge.

All directors are made aware that they may take independent professional advice at the expense of the Company in the furtherance of their duties. All directors had access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that all governance matters are complied with and assists with professional development as required.

Arrangements have been approved by the Board to ensure that new directors should receive a full, formal and tailored induction on joining the Board. In addition, ongoing support and resources are provided to directors in order to enable them to extend and refresh their skills, knowledge and familiarity with the Company. Professional development and training is provided in three complementary ways: regular updating with information on changes and proposed changes in laws and regulations affecting the Group or its businesses; arrangements, including site visits, to ensure directors are familiar with the Group's operations; and opportunities for professional and skills training.

A.6 Performance evaluation

In accordance with the Code requirement, the Board engaged Egon Zehnder International to undertake a formal review of the Board's performance and effectiveness and that of its Committees and of its individual directors including the Chairman. The process was based on in-depth interviews. The results of the evaluation of the Board and of its committees were presented to the Board. The results of individual director appraisals were discussed with the Chairman, and that of the Chairman, with the Deputy Chairman.

A.7 Re-election of directors

Under the Code, directors should offer themselves for re-election at regular intervals and there should be a planned and progressive refreshing of the Board.

One-third of all directors are required to retire by rotation at each Annual General Meeting and any director who, at the start of an Annual General Meeting, has been in office for more than three years since his election must retire. Retiring directors may offer themselves for re-election. The succession plan was updated and approved by the Board during the year to ensure there was a balance of skills and experience on the Board and to plan for an orderly refreshing of Board membership. It is proposed that Messrs Strothotte, Hazen and Strachan will retire and will offer themselves for re-election at the Annual General Meeting on 6 May 2008. Following the appraisal of the non-executive directors, the Board was satisfied that each director's performance continues to be effective and that each director continues to demonstrate commitment to the role, and recommended the re-election of the three directors.

B. Remuneration

Remuneration is covered in the Remuneration Report on pages 121 to 135 and, with regard to the Remuneration Committee, on pages 118 and 119.

C. Accountability and Audit

C.1 Financial Reporting

The Board is required to present a balanced and understandable assessment of the Company's position and prospects. This responsibility extends to annual and interim reports and other price-sensitive reports and reports to regulators as well as to information required to be presented by statutory requirements.

The Board is mindful of its responsibility to present a balanced and clear assessment of the Company's position and prospects and the Board is satisfied that it has met this obligation. This assessment is primarily provided in the Chairman's Statement, the Chief Executive's Report, and the Operating and Financial Review contained in this Report. The Statement of directors' Responsibilities in respect of the Consolidated Financial Statements are set out on page 136.

C.2 Internal Control

The Code requires the Company to maintain a sound system of internal control to safeguard shareholders' investment and the Company's assets. The Board must review, at least annually, the effectiveness of the internal control system and report to shareholders that they have done so. The review should cover all material controls, including financial, operational and compliance controls and risk management systems.

Internal Control

The Board of directors is responsible for the Group's system of internal control. It annually reviews the effectiveness of the Group's system of internal control and relies on reviews undertaken by the Audit Committee (supported by the Business Unit Audit Committees) with respect to the Group's compliance with the Turnbull Guidance with specific reference to risk management and internal control systems.

Corporate Governance Report

The Audit Committee reviews the process by which risks are identified and assessed and the effectiveness of the system of internal control by considering the regular reports from management on key risks, mitigating actions and internal controls, management representations and assertions and the reports on risk management and internal control from Internal Audit, the External Auditors and other assurance providers such as Health, Safety, Environmental and Community Management.

The principal aim of the system of internal control is the management of business risks that are significant to the fulfilment of the Group's business objectives with a view to enhancing the value of the shareholders' investment and safeguarding of assets. The internal control systems have been designed to manage rather than eliminate the risk of failure to achieve business objectives and provide reasonable but not absolute assurance against material misstatement or loss.

The directors confirm that they have reviewed the effectiveness of the system of internal control.

Control environment

The key elements and procedures that have been established to provide an effective system of internal control are as follows:

(i) Organisational Structure

There is a well-defined organisational structure with clear operating procedures, lines of responsibility and delegated authority. The way the Group conducts its business, expectations of management and key accountabilities are embodied in the Group's policies, its Statement of Business Principles and Board Level Authority Limits.

The Group operates a decentralised management model with appropriate authority delegated to Commodity Business Unit Boards for the Alloys, Coal, Copper, Nickel and Zinc/Lead businesses. The Business Units are responsible for profitability to the level of earnings before interest and taxation (EBIT). Business Unit Boards meet regularly and either the Group CEO or CFO attend as representatives of Head Office.

The Board sets overall policy and delegates the authority to implement that policy to its commodity business units and supporting functions. Group policies are established by head office management for application across the whole Group.

(ii) Risk Identification and Evaluation

The Board considers effective risk management as essential to the achievement of the Group's objectives and has implemented a structured and comprehensive system across the Group. The Group Risk Management Policy is published on the Xstrata website at www.xstrata.com as part of the Governance section.

The Xstrata approach to risk management is value driven and has the stated objective of ensuring "an environment where we can confidently grow shareholder value through developing and protecting our people, our assets, our environment and our reputation". The process is thorough and robust and is an essential element of the Group's approach to business planning.

Each commodity business unit and the head office carry out a comprehensive annual risk review and update its risk register accordingly. Objectives in the business plan are aligned with risks and a summary of the key risks, related internal controls, accountabilities and further mitigating actions that are planned is appended to the business plan that is reviewed and approved by the Executive Committee.

Progress against plans, significant changes in the business risk profile and actions taken to address controls and mitigate risks are reported quarterly to the Business Unit and Xstrata plc Audit Committees, as well as to the Executive Committee and the Board as and when necessary.

The output of the process has been reviewed by the Group and Business Unit Audit Committees, and accords with the Turnbull Guidance.

(iii) Information and Financial Reporting Systems
The Group's comprehensive planning and financial reporting procedures include detailed operational budgets for the year ahead and a three-year rolling plan. The Board reviews and approves the budget and plan. Plans and budgets are prepared on the basis of consistent economic assumptions determined by the Group Finance function. Performance is monitored and relevant action taken throughout the year through the monthly reporting of key performance indicators, updated forecasts for the year together with information on the key risk areas.

Comprehensive monthly management reports on a divisional and consolidated basis, including updated forecasts for the year, are prepared and presented to the Executive Committee by the Group Controller. Detailed consolidated management accounts, together with an executive summary from the Chief Executive, are circulated to all directors on a monthly basis.

(iv) Investment Appraisal
A budgetary process and authorisation levels regulate capital expenditure. For expenditure beyond specified levels, detailed written proposals are submitted to the Executive Committee in accordance with board delegated authority limits. A standardised format is used that includes a detailed calculation of return on equity. Economic assumptions are consistent with those included in management reports and budgets and are agreed with Group Finance. Reviews are carried out after the project is completed, and for some projects during the construction period, to monitor progress against plan; major overruns are investigated. Commercial, legal, sustainable development and financial due diligence work, using outside consultants, is undertaken in respect of acquisitions as appropriate.

(v) Treasury Committee
A Treasury Committee operates as a sub-committee of the Executive Committee Xstrata (Schweiz) AG. Its membership consists of the Chief Executive, the Chief Financial Officer, the Group Treasurer and Group Controller. The Committee recommends Group policy, which is submitted to the Group Board for approval, relating to all aspects of funding, management of interest rate and foreign exchange exposures and it co-ordinates relationships with banks, rating agencies and other financial institutions. The Committee monitors all significant treasury activities undertaken by Group companies and ensures compliance with Group policy.

(vi) Internal Audit
Internal Audit is an important element of the overall process by which the Executive Committee and the Board obtains the assurance it requires that risks are being properly identified, managed and controlled. Risk-based internal audit plans, prepared on an annual basis, are approved by the Audit Committee.

Internal Audit completed a full programme of work in 2007, covering the Business Units and Head Office, focusing in particular on the more significant risks and related internal controls identified in the risk self-assessment process. Findings and agreed actions were reported to management and to the Audit Committee.

The Group-wide internal audit function is supplemented by services provided as required by KPMG LLP as an outsourced service provider.

Corporate Governance Report

(vii) Fraud Management
There is a formal Group policy relating to fraud management, including reporting and investigation arrangements and, in line with best practice, includes whistleblowing procedures. There are independently operated confidential hotlines in various countries in which the Group operates, through which employees or contractors or any other parties can report any breach of Xstrata's Business Principles, including fraud. The contact details are published in the Statement of Business Principles which can be found on the Xstrata website at www.xstrata.com/sustainability/policies/businessprinciples. All incidents reported are fully investigated and the results are reported to the Audit Committee.

C.3 Audit Committee and Auditors
A principle of the Code is that the Board should establish formal and transparent arrangements for considering how it should apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the external auditors, Ernst & Young LLP. These responsibilities are delegated to and are discharged by the Audit Committee whose work is described on pages 117 and 118.

D. Relations with shareholders

D.1 Dialogue with shareholders
The Company is required to have a dialogue with shareholders, based on the mutual understanding of objectives, and it is the responsibility of the Board as a whole to ensure that a satisfactory dialogue does take place. The Code recognises that most shareholder contact is with the Chief Executive and the Chief Financial Officer. However, the Chairman, the Senior Independent Director, and other directors as appropriate, should maintain contact with major shareholders in order to understand their issues and concerns.

The Board places considerable importance on effective communication with shareholders. The Chief Executive and Chief Financial Officer, assisted by the Executive General Manager, Corporate Affairs, the General Manager, Group Corporate Affairs and the General Manager, Investor Relations, maintain regular dialogue with and give briefings throughout the year to analysts and institutional investors and are involved in a structured programme of investor, analyst and media site visits. Presentations are given by the Chief Executive and Chief Financial Officer after the Company's preliminary announcements of the year-end results and at the half year. Care is taken to ensure that any price-sensitive information is released to all shareholders, institutional and private, at the same time in accordance with the Disclosure Rules and Swiss Stock Exchange requirements.

The Senior Independent Director was available to shareholders for any concern which contact with the Group Chairman, Chief Executive or Chief Financial Officer failed to resolve or for which such contact was inappropriate.

All shareholders can obtain access to the annual report and accounts and other current information about the Company through the Company's website at www.xstrata.com. The Business Review on pages 15 to 92 includes a detailed report on the business and future developments.

D.2 Constructive use of the Annual General Meeting
All directors normally attend the Company's Annual General Meeting and shareholders are invited to ask questions during the meeting and to meet directors after the formal proceedings have ended. Shareholders at the meeting are advised as to the level of proxy votes received including percentages for and against and the abstentions in respect of each resolution following each vote on a show of hands.

At the time of the listing in March 2002, shareholders in the old Xstrata AG were informed that the Company would offer shareholders the opportunity to attend general meetings in Switzerland where the head office resides, even though the Company was incorporated and has its registered office in England. Given this history and the number of shares still held in or through Switzerland, the Board continues to consider it is appropriate for the Annual General Meeting, to be held in Zug, Switzerland. A live webcast will be provided of the Annual General Meeting through the Company's website www.xstrata.com. A telephone dial in facility will also be provided on a listen-only basis.

The Board uses the Annual General Meeting to communicate with institutional and private investors and welcomes their participation. At the Annual General Meeting on 8 May 2007, the Chairman and the Chairmen of the Audit, Remuneration, Nomination and HSEC Committees were present to answer questions. Details of the resolutions to be proposed at the Annual General Meeting on 6 May 2008 can be found in the Notice of the Meeting.

In accordance with the Code Provision D.2.4, Notice of the Annual General Meeting and related papers will be sent to shareholders at least 20 working days before the meeting.

Board Committees

The terms of reference of the Audit, Remuneration, Nominations and HSEC Committees are available on the Company website.

Audit Committee

The Audit Committee assists the Company's Board of Directors in discharging its responsibilities with regard to financial reporting, external and internal audits and controls, including reviewing the annual financial statements, considering the scope of the Company's annual external audit and the extent of non-audit work undertaken by external auditors, approving the internal audit programme, advising on the appointment of external auditors and reviewing the effectiveness of the Company's internal control systems.

The Code recommends that all members of the Audit Committee should be non-executive directors, all of whom are independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, their judgement and that at least one member should have recent and relevant financial experience. The Audit Committee comprises independent non-executive directors, Sir Steve Robson (Chairman of the Committee), David Rough and Ian Strachan, and Dr Fred Roux until his resignation in August 2007. The Board considered membership of the Committee during the year and, while bearing in mind the Code provision that at least one member of the Audit Committee should have recent and relevant financial experience, declared its satisfaction that the members of the Committee have requisite skills and attributes, and collectively have sufficient recent and relevant financial experience to discharge its role and responsibilities. The Board therefore considers that it complies with the intent of the Code recommendations regarding the composition of the Audit Committee.

The Committee met four times in the year. Four meetings are scheduled for 2008.

The Chief Executive, the Chief Financial Officer, the Group Controller, a representative of the Company's external auditors and the Head of Internal Audit attend the meetings. In order to further enhance communication and best practice, the Committee invites the Chairmen of the Business Unit Audit Committees and the Chief Executives of the Business Units to attend the Audit Committee meetings from time to time. Other directors of the Company and senior management may also, on invitation by the Committee, attend and speak, but not vote at any meeting of the Committee.

During the year, the Committee:

- Reviewed for submission to the Board, the 2006 annual financial statements, the 2007 interim and, in February 2008, the 2007 annual financial statements and reviewed the external auditor's detailed reports thereon;
- Reviewed the appropriateness of the Group's accounting policies;
- Reviewed Management Reports prior to approval of the interim and annual accounts. The Management Report covers areas involving areas of significant judgement, estimation or uncertainty including assessment of fair values, quality of earnings, taxation, treasury, reserves and resources, legal matters, and the appropriateness of preparing the financial statements on a going concern basis;
- Reviewed a report on ore reserves and mineral resources and commissioned a review to evaluate the Procedures and Standards used by the Business Units, compare these to "best in class" and ensure consistency among the Business Units and with international standards;

Corporate Governance Report

- Reviewed reports from the external auditor on issues arising from their work;
- Reviewed the external auditor's plan and scope for the audit of the Group accounts, and approved their remuneration both for audit and non-audit work, and their terms of engagement;
- Recommended to the Board the re-appointment of the external auditors following an evaluation of their effectiveness and confirmation of auditor objectivity and independence;
- Examined the effectiveness of the Company's risk management system including its risk management process and profile, and the Company's internal control systems and operations, and received reports on internal control raised in Business Unit Management Letters;
- Approved the statement on the process by which the Committee and the Board reviews the effectiveness of internal control;
- Reviewed the structure and limits of Group insurance policies which were considered to be appropriate;
- Reviewed and approved the Internal Audit plans for 2008, the effectiveness of the internal audit function and, at each meeting, reviewed the reports on findings and on progress against recommendations;
- Approved an amendment to its terms of reference to reflect directors' duties as now codified in the Companies Act 2006; and
- Reviewed the whistleblowing arrangements within the Group.

Following each Committee meeting, separate meetings were held by the Committee with the external auditors in the absence of executive management, with executive management in the absence of the external auditors and with the internal auditor in the absence of executive management and the external auditors.

The Group has a specific policy governing the conduct of non-audit work by the external auditors which ensures that the Company is in compliance with the requirements of the Code and the Ethical Standards for Auditors published by the Auditing Practices Board.

The auditors are permitted to provide non-audit services that are not in conflict with auditor independence. Six-monthly reports are made to the Audit Committee detailing non-audit fees paid to the external auditors. However, prior approval of the Committee is required for each specific service provided by the external auditors. A range of non-audit services have been pre-approved in principle by the Audit Committee, however, where the fee is likely to be in excess of $100,000 for such services, specific Audit Committee pre-approval is required, while prior approval of the Chief Financial Officer is required for those pre-approved services where the fee is likely to be less than $100,000.

The Audit Committee is supported and assisted in its work by separate Audit Committees for each Commodity Business Unit in line with the decentralised commodity business unit model. The Business Unit Audit Committees are independent of the executive management of the Business Unit and are chaired by suitably qualified individuals independent of Xstrata. The terms of reference of these Committees follow those of the Company's Audit Committee. Meeting dates precede those of the Company's Audit Committee and minutes of their meetings are circulated to the Company's Audit Committee.

Remuneration Committee

The Remuneration Committee is chaired by Willy Strothotte. As Chairman of the Company and Chairman of Glencore, he is not considered to be an independent director. The Board regards Willy Strothotte's membership as critical to the work of the Committee due to his extensive knowledge and experience of the global mining resources sector. David Rough and Paul Hazen, the other members of the Committee, are both non-executive directors and independent. The Committee met three times during the year. The Chief Executive attends meetings by invitation but does not participate at a meeting of the Committee (or during the relevant part) at which any part of his remuneration is being discussed or participate in any recommendation or decision concerning his remuneration.

The principal roles of the Committee are (i) to consider and determine all elements of the remuneration of the Chief Executive, and Chief Financial Officer and of the Heads of the major operating subsidiaries or business units of the Company (the "Executive Group") as defined by the Chief Executive and (ii) to determine targets for any performance-related remuneration schemes operated by the Company.

During the year under review, the Committee:

- Determined the bonuses for 2006 performance and salaries for 2008 for the executive directors and the members of the Executive Committee
- Recommended for approval by the Board, a revised fee structure for non-executive directors to apply from 1 January 2007;
- Determined the vesting percentage applicable to awards under the Long Term Incentive Plan 2004 which vested in March 2007, approved the number of shares options and contingent share awards to be awarded under the 2007 Long Term Incentive Plan awards, and the individual awards to members of the Executive Committee;
- Agreed a policy in respect of the vesting of awards under the Long Term Incentive Plan for scheme participants who retire from employment with the Group;
- Approved an award under the Added Value Incentive Plan to the Chief Executive;
- Approved proposed amendments to the Added Value Incentive Plan which will be submitted to the 2008 Annual General Meeting for approval by the shareholders. The proposed amendments are explained in detail in the Notice of Annual General Meeting;
- Approved the allocation of awards to be made under the Long Term Incentive Plan for to be granted in 2008.

The terms of reference of the Remuneration Committee conform precisely to the Code. The recommended revision of the fee structure for non-executive directors was approved by the Board as a whole.

Details of the Company's remuneration for executive directors, benefits, share options, pensions entitlements, service contracts and compensation payments are given in the Remuneration Report on pages 121 to 135. A resolution to approve the Remuneration Report will be proposed at the Annual General Meeting.

Nominations Committee

The Nominations Committee comprises three non-executive directors of whom two are independent. It is chaired by David Rough. The terms of reference provide for a formal and transparent procedure. The Committee has responsibility primarily to identify, evaluate and recommend candidates for Board vacancies and to make recommendations on the continuation of existing directors in office to ensure there is a balanced Board in terms of skills, knowledge and experience. The Committee met three times in 2007.

At these meetings, the Committee:

- Reviewed the plan for the retirement by rotation and re-election of directors and the framework for Board succession planning to ensure continuity and balance. This is designed to take in account matters such as the size of the Company, product diversity and geographical spread, as well as maintaining a balance to the Board in relation to independent/non-independent members, their skills and experience;
- Recommended to the Board the appointment of Mr Claude Lamoureux as an independent non-executive director. The Committee engaged a Canadian executive search consultancy to identify a shortlist of potential candidates;
- Recommended the appointment of an external consultant to undertake the annual evaluation of the Board's performance.

Health, Safety, Environment and Community Committee

The Board has established a HSEC Committee to assist the Board to fulfil its HSEC roles and obligations globally. The Board's HSEC Committee provides the Board with additional focus and guidance on key global HSEC issues.

The Committee comprises Ian Strachan, who chairs the Committee, Mick Davis and David Rough. The Committee met four times in 2007.

Corporate Governance Report

During the year the HSEC Committee:

- Monitored and evaluated reports on the implementation and effectiveness of HSEC Policy, HSEC Management Standards, HSEC Strategy, HSEC performance and HSEC Governance;
- Monitored and evaluated the implementation and effectiveness of the HSEC assurance programme;
- Monitored and evaluated the implementation and effectiveness of the Zinc, Copper and Nickel Commodity Businesses' HSEC strategies, plans and performance;
- Monitored and evaluated reports on high potential risk HSEC incidents and the results of investigations into critical HSEC incidents, including fatalities;
- Monitored and evaluated reports on the HSEC performance of the former Falconbridge operations;
- Reviewed and approved the Group's revised Business Principles, new Sustainable Development (SD) Policy, 17 SD Standards and enhanced SD assurance programme;
- Received legal advice on changes in UK safety legislation;
- Revised the Committee's terms of reference;
- Monitored and evaluated new developments, issues and/or relevant legislation on HSEC matters; and
- Reviewed a report from the independent verifiers, URS Verification Limited, on the 2006 Sustainability Report.

Executive Committee

The Executive Committee is a Committee of the Board of Xstrata (Schweiz) AG, the main trading subsidiary of Xstrata plc. The Executive Committee obtains its responsibility and authority from the Xstrata (Schweiz) AG Board and is directly accountable to the Xstrata plc Board. It is chaired by Mick Davis and comprises executive directors, Trevor Reid and Santiago Zaldumbide (also Chief Executive Xstrata Zinc) together with the Chief Executives of the other Business Units, Charlie Sartain (Xstrata Copper), Peter Freyberg (Xstrata Coal), Ian Pearce (Xstrata Nickel), Peet Nienaber (Xstrata Alloys), Benny Levene (Chief Legal Counsel) and Thras Moraitis (Executive General Manager, Group Strategy and Corporate Affairs). Other members of senior management are invited to attend Executive Committee meetings as required. The Executive Committee is responsible for implementing strategy, approval of matters consistent with its delegated levels of authority and overseeing the various businesses which comprise the Group. It meets regularly during the year and no meetings are held in the United Kingdom.

Remuneration Report

Information not subject to audit

Remuneration Committee

The Remuneration Committee is chaired by Willy Strothotte and its other members are David Rough and Paul Hazen, all of whom are non-executive directors. The Board recognises that Willy Strothotte is not an independent non-executive director as defined by the Code, but regards his membership as critical to the workings of the Committee due to his extensive knowledge and experience of the global mining resources sector.

The Remuneration Committee reviews the structure of remuneration for executive directors on an ongoing basis and has responsibility for the determination, within agreed terms of reference, of specific remuneration packages for executive directors and other members of the Executive Committee, including salaries, pension rights, bonuses, long-term incentives, benefits in kind and any compensation payments. The Committee is also aware of the level and structure of remuneration for senior management and advises on any major changes in employee remuneration and benefit structures throughout the Group, including the continuous review of incentive schemes to ensure that they remain appropriate for the Group. The Remuneration Committee commits to bringing independent thought and scrutiny to the development and review process of the Group with regards to remuneration.

The Committee met three times during 2007. The Chairman will continue to ensure that the Group maintains contact, as necessary, with its principal shareholders about remuneration. The purpose and function of the Committee in the future will not differ materially from this year and its terms of reference can be found on the Group's website (www.xstrata.com).

The remuneration of non-executive directors, other than the Chairman, will be considered by the Chairman and the Chief Executive and will not be considered by the Remuneration Committee. The Chairman's remuneration will be determined by the Remuneration Committee while the Chairman is absent.

The Chief Executive attends the Remuneration Committee meetings by invitation and assists the Remuneration Committee in its considerations, except when issues relating to his own remuneration are discussed. The Remuneration Committee is provided with national and international pay data collected from external survey providers.

During the year, Hay Group provided independent advice to the Remuneration Committee on executive remuneration. The Group also uses the Hay Group method for determining salaries for positions below the Executive Committee. The Hay Group provided no other services to the Group during 2007.

Remuneration policy

Xstrata's remuneration policy is designed to attract, retain and motivate the highly talented individuals needed to deliver the business strategy and to maximise shareholder wealth creation.

The policy for 2008 and, so far as practicable, for subsequent years, will be framed around the following principles for the Executive Committee:

- Remuneration arrangements will be designed to support the business strategy and to align with the interests of Xstrata's shareholders;
- Total reward levels will be set at appropriate levels to reflect the competitive global market in which Xstrata operates with the intention of positioning within the top quartile for outstanding performance when measured against a peer group of global mining companies and the FTSE100;
- A high proportion of the remuneration should be "at risk" with performance related remuneration making up at least 50% of the total potential remuneration for Executive Committee members; and

Remuneration Report

- Performance-related payments will be subject to the satisfaction of demanding and stretching performance targets over the short and long term. These performance targets will be set in the context of the prospects of the Group, the prevailing economic environment in which it operates, and the relative performance of comparator companies.

The Remuneration Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the business environment and in remuneration practices. Consequently, the remuneration policy and the Remuneration Committee's terms of reference for subsequent years will be reviewed annually in the light of matters such as changes to corporate governance best practice or changes to accounting, legislation or business practices among peer group mining companies. This will help to ensure that the policy continues to provide Xstrata with a competitive reward strategy. In doing so, the Committee will take into account the UK Listing Rules, the provisions of the Code and associated guidance attached to it, as well as the guidance provided by a number of institutional investor representative bodies on the design of performance-related remuneration. Policies will be sensitive to pay and employment conditions elsewhere in the Group.

The Remuneration Committee is satisfied that Xstrata's pay and employment conditions for non-Board employees around the world are appropriate to the various markets in which it operates. The Remuneration Committee does not consider a ratio comparison between executive directors and non-Board employees to be a useful way of assessing the fairness and equitability of Xstrata's remuneration practices. The vastly different costs of living in the countries where Xstrata has operations and fluctuations in exchange rates mean any such trend analysis or comparisons with competitors would be meaningless.

Elements of remuneration

The total remuneration package for executive directors comprises the following principal elements:

- base salary;
- annual bonus plan including deferred element;
- participation in long-term incentive arrangements;
- subsisting rights under the Xstrata AG share scheme in relation to individual arrangements (as detailed below);
- pension; and
- other benefits including housing allowance (where essential for the performance of duties), permanent health, life and private medical insurance.

Base salary

The base salary of the executive directors is subject to annual review by the Remuneration Committee. The Remuneration Committee reviews external pay data to ensure that the levels of remuneration remain competitive and appropriate in the light of the Group's policy. The Remuneration Committee is also responsible for ensuring that the positioning of the Group's remuneration relative to its peers does not result in increases in remuneration without a corresponding increase in performance or responsibilities. When setting base salaries, the Committee also considers the impact on pension contributions and associated costs. During 2007, (with effect from 1 January 2007) base salary increases for Mick Davis, Trevor Reid and Santiago Zaldumbide were 10%, 9% and 6% respectively. Base salaries effective 1 January 2008 will be GBP1,250,000, GBP625,000 and EUR932,000, representing increases of 13.63%, 21.81% and 6% respectively on salaries paid during 2007.

Santiago Zaldumbide's professional services agreement with Asturiana (dated 29 January 1998) was terminated by agreement on 23 July 2007. Santiago Zaldumbide received a sum of EUR2,003,216 from the redemption of an insurance policy (acquired by Asturiana for a premium of EUR3,005,060). Concurrently with the payment of that sum to Santiago Zaldumbide, the insurance company returned the premium to Asturiana. The sum received by Santiago Zaldumbide under the insurance policy is in lieu of his receiving pension benefits.

Also on 23 July 2007, Santiago Zaldumbide entered into a new professional services agreement with Asturiana to act as Chairman and Chief Executive of Asturiana and Chief Executive Officer of Xstrata Zinc. The agreement is in force from the date of signature (23 July 2007) and continues thereafter indefinitely unless terminated by one of the parties giving the other written notice of no less than six months. The annual gross fee for Fiscal year 2007 was EUR879,217. This annual fee is subject to review in line with the other executive directors.

Santiago Zaldumbide's appointment as a director of Xstrata is subject to the existence of the agreement between Santiago Zaldumbide and Asturiana. Santiago Zaldumbide will receive no additional remuneration for his position as director of Xstrata but is eligible to participate in the Bonus Plan and the Long Term Incentive Plan.

Bonus Plan

Executive directors and the other members of the Executive Committee are eligible to participate in the Bonus Plan. The Bonus Plan focuses on the achievement of annual objectives, which align the short-term financial and operational performance of the Group with the creation of shareholder value.

The bonus is based on Xstrata's operational performance as measured by return on equity and net profit. Specific targets for return on equity and the proportion of net profits that make up the bonus pool are determined each year by the Remuneration Committee. Before the pool is finalised the Remuneration Committee actively considers whether the pool is appropriate in light of the other key financial and non-financial drivers of future shareholder value.

The payment of any bonus under the Bonus Plan is subject to a hurdle rate (for the financial years ending 31 December 2007 and 2008 it will be set such that the Group's return on equity will be at least equal to the Group's average cost of borrowing). If this hurdle is not reached, the bonus pool will be zero. The Remuneration Committee has the discretion to vary the basis of calculation and the performance targets for subsequent years.

The amount of the bonus pool that is distributed in any one year, and the relative proportions payable to each participant (or, at the discretion of the Remuneration Committee, to a trust for his/her benefit) will be at the discretion of the Remuneration Committee. Individual performance criteria have been agreed with each participant, which include non-financial criteria, such as safety performance. These criteria will be evaluated by the Committee in determining individual allocations from the bonus pool.

The maximum bonus payable under the Bonus Plan for executive directors is 300% of salary. The highest level of bonus will only be available for truly outstanding performance. Bonuses will be payable in up to three tranches, as follows.

- The maximum bonus which any one participant is eligible to receive in cash will be limited to 100% of the individual's base salary.
- Any additional bonus up to a further 100% of base salary will be deferred for a period of one year.
- Any remaining bonus will be deferred for a period of two years.

The deferred elements take the form of conditional awards of Xstrata shares which vest subject to the participant remaining in employment throughout the deferral period. The number of shares awarded will be determined by reference to the market value of the shares at the date concurrent awards under the LTIP are made.

There is no intention to use newly issued ordinary shares for the Bonus Plan and any shares required for the satisfaction of deferred bonuses will be acquired by market purchase.

Remuneration Report

Long-Term Incentive Arrangements

All equity based awards are subject to an overall limitation on the number of shares issued, transferred from treasury, or that remain issueable pursuant to awards of 10% within any ten-year period after the listing date.

Added Value Incentive Plan

The Added Value Incentive Plan ("AVP") is designed to incentivise the Chief Executive by providing a share of the long-term value he creates for shareholders over and above the value created by Xstrata's peer companies and to create alignment with shareholders by means of share ownership. The Remuneration Committee believes that the Chief Executive has a unique role in delivering value to shareholders through the efficient utilisation of Xstrata's assets and by making value enhancing acquisitions and divestments. For this reason, membership of the AVP is restricted to the current Chief Executive and any future successor in that role.

The Chief Executive's participation in the AVP is contingent on his building up and maintaining a holding of at least 350,000 ordinary Xstrata shares. The holding may be met through shares held beneficially and, subject to the agreement of the Remuneration Committee, fully vested share options that have not yet been exercised and which have exercise prices materially below the market share price at the commencement of the relevant plan cycle.

The Chief Executive will not be eligible for awards under the Xstrata plc Long Term Incentive Plan ("LTIP") in any year when an AVP cycle commences. The LTIP will continue in force for other executive directors and other employees at the discretion of the Remuneration Committee.

Payments under the AVP will be based upon the growth in total shareholder return ("TSR") over a three-year performance period relative to an index of global mining companies, which form the Xstrata TSR Index. At the end of each performance period an Excess Return figure is calculated, which quantifies the difference in TSR between the Xstrata TSR Index and Xstrata. The Excess Return is applied to the market capitalisation of Xstrata at the start of the performance period to measure the "Added Value" relative to the movement in the market. The Added Value is currently limited to 50% of the initial market capitalisation. Any excess outperformance is carried forward to the AVP cycle beginning concurrently. The market capitalisation of Xstrata at the start of the 2005 AVP cycle was GBP6,026,084,544, at the start of the 2006 AVP cycle was GBP10,692,600,350 and at the start of the 2007 AVP cycle was GBP23,442,174,802. If the Added Value is negative (i.e. Xstrata has underperformed the index) there will be no payments from the AVP. If this figure is positive, it will be multiplied by a Participation Percentage (which is 0.5% of the Added Value for the 2005 AVP Cycle, and 0.3% for the 2006 and 2007 AVP Cycles) to calculate the "Base Reward". The maximum aggregate Participation Percentage for AVP Cycles commencing in any three-year period may not exceed 1.1%.

The Remuneration Committee recognises that the absolute value received by shareholders is higher when outperforming a rising market than outperforming a market which is static or falling. The Base Reward will be increased or decreased in line with the Xstrata Share Price Index. This will ensure that higher payments are delivered for higher levels of absolute performance, as is the case with an orthodox share option or performance share plan. The adjustment is in line with index performance rather than Xstrata's to avoid duplicating Xstrata's outperformance of the index. A reduction will then be made for lower levels of absolute performance, by applying a multiplier to the indexed Base Reward to calculate the Final Reward, as follows:

Xstrata absolute TSR over 3 years	Multiplier
+25% or above	1x
0%	0.5 x
–25% or below	0.0 x

Straight-line interpolation will apply between these points, for example, if absolute TSR over three years were minus 10%, a multiplier of 0.3 would be applied.

Provided Xstrata's TSR is at least equal to that of the Xstrata TSR Index, the Final Reward under each plan cycle will be at least USD 1,000,000.

The Xstrata TSR and Share Price Indices will be weighted by market capitalisation. For the 2005 AVP Cycle, the group comprised 19 global mining firms consisting of Xstrata's key competitors for both financial and human capital. These were: Alcoa Inc, Alcan Inc, Anglo American plc, Arch Coal Inc, BHP Billiton plc, Coal & Allied Industries Ltd, Elkem ASA, Eramet SA, Grupo Mexico SA de CV, Inco Ltd, Korea Zinc Inc, Lonmin plc, Falconbridge Ltd, Norddeutsche Affinerie AG, Peabody Energy Corp, Phelps Dodge Corp, Rio Tinto plc, Teck Cominco Ltd and Umicore SA. All data are converted into the common currency of US Dollars. The 2006 AVP Cycle used the same companies with the exception of Elkem ASA.

For the 2007 AVP Cycle, the same group was used as in 2006 with the exception of Inco Limited, Falconbridge Limited and Phelps Dodge Corp. It is proposed to use the same group for the 2008 AVP Cycle.

In the event of one or more constituents undergoing a take-over, merger, dissolution, variation in capital or any other event that will materially affect calculation of an Index, the Remuneration Committee shall determine how this should be reflected in the Index calculation. The Remuneration Committee may add other relevant competitors to the Index if required. For the 2007 and 2008 AVP Cycles the Remuneration Committee has determined that the remaining constituents of the Indices are sufficient to allow the plan to operate on a meaningful basis, notwithstanding consolidation in the global mining sector since the inception of the AVP.

At the end of the three-year performance period, 50% of the Final Reward will vest immediately. The vesting of the remainder will be deferred in equal tranches for further one and two years. Payments under the AVP may be settled in cash or shares as determined by the Remuneration Committee at the date of payment.

In the event of a change of control all open AVP Cycles vest immediately and the Final Reward is calculated as if the performance period ended on the date of the transaction.

2005 AVP cycle

As at 31 December 2007, the growth of Xstrata's TSR was 351%, the growth of the Xstrata TSR Index was 196%, and the growth of the Xstrata Share Price Index was 182%, as calculated under the AVP for the 2005 Plan Cycle. This performance represents an outperformance of 155%, or additional value to shareholders of GBP9.37 billion.

2006 AVP cycle

As at 31 December 2007, the growth of Xstrata's TSR was 175%, the growth of the Xstrata TSR index was 92%, and the growth of the Xstrata Share Price Index was 86%, as calculated under the AVP for the 2006 Plan Cycle. This performance represents an outperformance of 84%, or additional value to shareholders of GBP8.95 billion.

2007 AVP cycle

As at 31 December 2007, the growth of Xstrata's TSR was 51%, the growth of the Xstrata TSR index was 52%, and the growth of the Xstrata Share Price Index was 50%, as calculated under the AVP for the 2007 Plan Cycle. This performance represents an under-performance of 1%, or decrease in value to shareholders of GBP0.34 billion.

Remuneration Report

AVP Changes
The Remuneration Committee is proposing certain changes to the AVP (which are summarised below and contained in the circular in the Notice of Annual General Meeting) to achieve even better alignment to the objectives underlying the AVP. If these changes are approved by shareholders, both existing and future AVP cycles will be split into two phases and performance will be measured over five years and a reward will be delivered at the end of three years (as now) with an additional reward for continued outperformance at the end of five years. The second phase will replace the existing carry-forward provisions.

The calculation of Added Value for Phase 1 at the end of the three-year performance period will be based on the greater of the capped Excess Return or 2/3 of the uncapped Excess Return. Phase 2 extends the performance period from three years to five years and replaces the carry-forward provisions. Added Value for Phase 2 will be recalculated at the end of five years from the original award based on Xstrata's outperformance of the Index over five years to the extent that this exceeds the outperformance taken into account in calculating the Added Value that was rewarded at the end of three years.

As now, 25% of payments for Phase 1 will continue to be deferred for one further year and 25% for two further years, in both cases indexed to the Xstrata share price over the period of deferral. In addition, 50% of payments for Phase 2 will be deferred for a further one year and indexed to the Xstrata share price over the period of deferral. As now, all payments under the AVP may be paid in the form of Xstrata shares or cash, as the Committee determines.

The revised cap on Added Value will not apply to current and future AVP cycles if Awards vest on a change of control during Phase 1 unless the Remuneration Committee in its discretion determines that it would be appropriate in the circumstances to apply the cap. The cap will not apply during Phase 2.

For the 2008 and future AVP Cycles the Remuneration Committee proposes to reduce the impact of the adjustment for absolute TSR performance so that the sliding scale multiplier will be 100% where TSR is +25%, to 50% at -25% TSR. The existing indexation to the Xstrata share price index will still apply. The Remuneration Committee considers that this will ensure that the AVP continues to offer an adequate incentive and reward for mitigating shareholder losses in a falling market.

Long Term Incentive Plan
Executive directors are eligible to participate in the Long Term Incentive Plan, (the "LTIP"). The LTIP aims to focus management's attention on continuous and sustainable improvements in the underlying financial performance of the Group and on the delivery of superior long-term returns to Xstrata's shareholders by providing executives with the opportunity to earn superior levels of reward for outstanding performance. In addition, the LTIP further aligns the interests of shareholders and management by encouraging executives to build a shareholding in the Group.

The LTIP provides for the grant of both contingent awards of free shares ("Free Share Awards") and share options on the same occasion to the same individual. The two elements are complementary and ensure that the cyclical nature of the industry does not have an excessively adverse effect on employee remuneration in circumstances where the performance of the Group has otherwise been good, relative to that of competitors.

The Free Share Awards will ensure that where the Group has performed well over a specified performance period, participants will be rewarded even if there is no substantial share price growth due to external factors, such as commodity prices or general economic conditions. The option element will only provide a benefit to participants when shareholders also benefit from future share price growth. The options will be subject to stretching performance targets to ensure that windfall growth in the share price as a result of external factors does not deliver rewards which are not justified by the performance of the Group, relative to its peer group. The policy regarding performance targets is discussed in more detail below.

The number of ordinary shares over which options will be granted will be calculated using a Black-Scholes valuation of the option (or a similar approach) which the Remuneration Committee considers represents both the cost to Xstrata of providing the benefit and the value of the option itself as a component of the total remuneration package. The option value at grant will be subject to a lower and upper limit as determined by the Remuneration Committee from time to time. In determining the value of Free Share Awards, the value of the underlying shares will be used.

Using the method above, the value ratio of Free Share Awards to share options for awards made during 2007 was in general 1:1, based on the value at the time of grant. The Remuneration Committee may change the ratio for future awards if it is thought appropriate.

The Remuneration Committee has determined that annual awards will be made under the LTIP to minimise the impact of share price volatility and to reflect existing best practice. The rules of the LTIP provide that the aggregate value of options and Free Share Awards made to an individual in any one year may not exceed an amount equal to two times base salary in normal circumstances (although in exceptional circumstances the limit may be up to, but not exceed, four times base salary).

Summary of performance conditions

During 2005, 2006 and 2007, executive directors were granted market value options and Free Share Awards under the LTIP. The vesting of both the options and Free Share Awards is subject to the satisfaction of stretching performance conditions over a three-year performance period. Half of the options and Free Share Awards are conditional on Total Shareholder Return ("TSR") relative to a peer group and half are conditional on the Group's real cost savings relative to targets set on a stretching scale over the three-year period, as follows.

For the awards conditional on TSR, 25% of the combined award will vest if TSR growth is at the median of the specified peer group, the full 50% of the combined award will vest for performance at or above the second decile with straight line vesting between these points. No vesting will occur for TSR growth below median performance.

For the remaining award, vesting is conditional on the Group's real cost savings relative to targets set on a stretching scale: 5% of the combined award will vest for 1% cost savings, 35% for 2% cost savings and 50% for 3% or more cost savings, with straight line vesting between these points. No vesting will occur for cost savings that are less than 1%. Real cost savings will be measured in relation to operating costs after adjusting for the effects of inflation, excluding depreciation, commodity price linked costs, effects of currencies on translation of local currency costs and planned life of mine adjustments.

Since the Group's share price and those of its peers are significantly influenced by the cycle in commodity prices, the Remuneration Committee considers TSR relative to a peer group to be an appropriate performance measure as it rewards relative success in growing shareholder value through the development and execution of the corporate strategy. The Remuneration Committee is also satisfied that TSR will be a genuine reflection of the Group's underlying financial performance. The use of the second measure, Group real cost savings relative to targets, reflects the Group's strategic initiative to add shareholder value through productivity and cost efficiencies. Furthermore, the use of a financial performance measure alongside a relative TSR measure is aligned with current corporate governance best practice.

The performance targets are not capable of being retested at the end of the performance period, so that any proportion of a Free Share Award or option which does not vest after three years will lapse, although vested options will remain exercisable for a maximum of seven years or such shorter period as the Remuneration Committee may specify (after which they will lapse).

Remuneration Report

The peer group of global mining companies used to determine the vesting of the options and Free Share Awards that are conditional on TSR in the 2005 and 2006 LTIP comprises the same companies used to form the Xstrata Share Indices for the CEO's Added Value Incentive Plan (2005 Cycle) detailed above, (plus WMC Resources Ltd in 2005). For the 2007 LTIP award, the peer group comprises the same 15 companies used to form the Xstrata Share Indices for the CEO's Added Value Incentive Plan (2007 Cycle). It is envisaged that this peer group will be used to determine the vesting of any options and Free Share Awards that are granted in 2008, although the Remuneration Committee may, at its absolute discretion, vary, add, remove or alter the companies making up the peer group where events happen which cause the Remuneration Committee to consider that such a change is appropriate to ensure that the performance condition continues to represent a fair measure of performance. This is provided that the Remuneration Committee reasonably considers such a varied or amended performance condition is not materially easier or more difficult to satisfy.

In calculating the TSR, the common currency of US Dollars will be used and the share price of a notional parcel of shares of the Group and the companies in the specified peer group will be averaged over a period preceding both the start and end of the relevant performance period. The Remuneration Committee has resolved that averaging over a three-month period eliminates the volatility in spot share prices that could otherwise distort the assessment of whether the target has been met.

The TSR of the Group and each member of the peer group over any performance period is calculated by taking the growth between the closing value and the base value of 100 shares expressed as a percentage of the base value, on the assumption that any net dividend per share paid by any company during the relevant performance period is reinvested in shares on the last day of the month during which the relevant shares go ex-dividend. This calculation is subject to such adjustments to closing value and base value as the Remuneration Committee considers appropriate to reflect any variation of share capital or any merger, take-over, reconstruction, demerger or change in listing status by any member of the peer group or upon any other events which the Remuneration Committee considers may materially distort the calculation.

2006 LTIP Award
At 31 December 2007, the Group was ranked fourth out of the peer group of 19 companies (including Xstrata) in terms of TSR for the 2006 award. If this is the outcome at the end of the three-year performance period then 100% of each executive director's 2006 award linked to TSR will vest.

2007 LTIP Award
At 31 December 2007, the Group was ranked seventh out of the peer group of 16 companies (including Xstrata) in terms of TSR for the 2006 award. If this is the outcome at the end of the three-year performance period then 65% of each executive director's 2007 award linked to TSR will vest.

It should be noted that these amounts are based on the Group's results at this provisional stage and do not necessarily reflect the eventual outcome.

2005 LTIP award vesting in 2008
At 3 March 2007, the Group was ranked third out of the peer group of 21 companies (including Xstrata) in terms of TSR, and the Group had achieved real cost savings of 5.6%. As a result 100% of each executive director's total 2005 LTIP award vested.

Subsisting rights under Xstrata AG share schemes

Subsisting options held by Mick Davis and Trevor Reid pursuant to terms on which they were recruited are held on terms which reflect the provisions of the Management and Employee Share Incentive Scheme previously operated by Xstrata AG, except as expressly provided otherwise. These options were converted into equivalent options over ordinary shares in the Group at the time of the listing of the Group's shares on the London Stock Exchange ("the Listing") but otherwise continue to be subject to the terms and conditions (as modified) of the original Xstrata AG share scheme. It is intended that the replacement options will as far as possible be satisfied by the transfer of ordinary shares in the Group held by the trustees of the Xstrata Employee Share Ownership Trust and the Xstrata Employee and Directors Share Ownership Trust. Whilst subsisting options continue to exist under this scheme, no future grants will be made. Subsisting options are not subject to performance conditions because they were originally granted under arrangements (which did not provide for awards to be subject to performance) which related to Xstrata AG prior to the Group becoming a UK listed Company.

Performance Graph


GBP
FTSE Diversifieds* CAGR' 49%
Xstrata* CAGR' 105%
600
400
200
0
31 Dec 03
31 Dec 04
30 Dec 05
29 Dec 06
31 Dec 07

The performance graph set out above shows the TSR for a holding of shares of the Group for the five years ended 31 December 2007 compared with the TSR for a hypothetical holding of shares of the same kinds and number as those by reference to which the FTSE100 index is calculated. The Board considers that the FTSE100 currently represents the most appropriate of the published indices for these purposes.

TSR has been calculated assuming that an equivalent sum was invested in shares of the Group and in the FTSE100 index.

Dividends are invested in additional shares and benefits receivable in the form of shares are also added to the relevant holding.

Pensions

Mick Davis and Trevor Reid have participated in money purchase retirement plans from their respective dates of joining the Group. The plans are designed having regard to the taxation and employment status of each executive.

Group contributions are re-assessed at regular intervals and are based on actuarial advice with the objective of accumulating sufficient funds over the working lifetime of each executive to provide an overall target pension which is currently intended to be equivalent to approximately 60% of final salary at normal retirement age for executives who begin participating in the plans at the age of 40. Prior to 6 April 2006, these contributions were paid to a combination of an approved money purchase pension plan and a Funded Unapproved Retirement Benefits Scheme (FURBS). From 6 April 2006, contributions have been made through a combination of payments to a registered pension plan and cash sums to each executive, having regard to the tax limits on contributions and benefits from registered UK pension plans. The actual benefits payable from the pension plans will be based on the amount which has accumulated in that member's money purchase accounts. No employee contributions are currently payable by Mick Davis and Trevor Reid.

As noted above, Santiago Zaldumbide receives no pension benefits under the terms of his professional services agreement.

Remuneration Report

External appointments
Executive directors are not permitted to hold external directorships or offices without the approval of the Board. Santiago Zaldumbide, having gained the approval of the Board, held directorships with the following companies during the year: European Advisory Council of Air Products and Chemicals, Inc and ThyssenKrupp SA. In total the remuneration received by Santiago Zaldumbide, in relation to his directorship of these companies, amounted to EUR49,943.

Non-executive directors
The level of fees for non-executive directors is set at the level considered necessary to obtain the services of individuals with the relevant skills and experience to bring added depth and breadth to the composition of the Board.

Non-executive directors' fees are reviewed annually by the Chairman and the Chief Executive in the light of fees payable to non-executive directors of comparable companies and the importance attached to the retention and attraction of high calibre individuals as non-executive directors.

Non-executive directors are eligible to forgo all or part of their directors' fees to acquire shares in the Group, after deduction of applicable income tax and social security contributions. The non-executive directors do not, and will not in the future, participate in the Bonus Plan or LTIP or any other performance-related incentive arrangements which may be introduced from time to time.

Entitlements under service contracts

Executive directors
Mick Davis and Trevor Reid have employment agreements with Xstrata Services (UK) Limited ("XSL") effective from 1 February 2002 which are for fixed terms of one year. However, their services as Chief Executive and Chief Financial Officer respectively are provided to the Group under a secondment agreement entered into between the Group and XSL on 19 March 2002. Each of Mick Davis and Trevor Reid is seconded to the Group for a fixed term of two years thereafter renewable by either party for further periods of two years.

The employment of Mick Davis and Trevor Reid may be terminated by not less than 12 months' notice by XSL or the director concerned or by a payment in lieu of notice by XSL. On termination of employment by XSL in breach, or if Mr Davis or Mr Reid resigns in circumstances where they cannot in good faith be expected to continue in employment, each director is entitled to be paid a sum equal to 100% of his annual salary plus pension and other benefits and his previous year's bonus (plus any accrued basic salary and expenses) and to have all entitlements under his retirement benefit plans paid in accordance with the plan rules. As both Mr Davis and Mr Reid participate in defined contribution arrangements it is not expected that any significant additional liability would arise in respect of retirement plan entitlements beyond that already accrued in the accounts. For the purposes of calculating termination payments, annual bonus will be capped at 300% of annual salary.

In addition, each of the executive directors is eligible to participate in the Bonus Plan which provides that deferred amounts up to an aggregate ceiling of 200% of salary remain payable in the event of cessation of employment by reason of death, injury, ill health or disability (in which case they are payable immediately) or retirement (in which case they are payable on the normal vesting date). No deferred amounts are payable in the event of cessation by dismissal for cause. In the case of termination by reason of death, injury, ill health or disability before the date the bonus is awarded for a financial year, or if the Remuneration Committee in its discretion so resolves, a proportion of the annual bonus pool may still be awarded subject to the normal discretion of the Remuneration Committee.

Executive directors are entitled to any outstanding LTIP awards on cessation of employment by reason of death, injury, ill health or disability (in which case they are payable immediately in full) or retirement (in which case they are payable on the normal vesting date to the extent they vest for performance at that time).

On termination of the professional services agreement dated 29 January 1998 under which Santiago Zaldumbide received a fixed fee for acting as Chairman of Asturiana, Santiago Zaldumbide received a sum from the redemption of an insurance policy acquired by Asturiana as described above. On termination of the new professional services agreement, other than on his voluntary termination or termination for gross negligence, Santiago Zaldumbide is entitled to be paid a sum equal to 100% of his annual salary and other benefits and his previous year's bonus (plus any accrued basic salary and expenses). Santiago Zaldumbide is engaged as a director of Xstrata Plc on the terms of a letter of appointment dated 18 March 2002. Santiago Zaldumbide will receive no additional remuneration for his position as director of Xstrata Plc and is not entitled to any compensation in respect of the termination of his office as a director of Xstrata Plc.

Non-executive directors

Willy Strothotte is engaged by the Group as a non-executive director and Chairman on the terms of a letter of appointment. The appointment is terminable by six months' notice by Willy Strothotte. The Group may terminate Willy Strothotte's appointment at any time and on such termination Willy Strothotte will not be entitled to any compensation for loss of office. The term may be renewed by the Board.

David Rough is engaged by the Group as the senior independent non-executive director and Deputy Chairman on the terms of a letter of appointment. The appointment is terminable by six months' notice by David Rough. The Group may terminate David Rough's appointment at any time and on such termination David Rough will not be entitled to any compensation for loss of office. The term may be renewed by the Board.

Ivan Glasenberg, Paul Hazen, Robert MacDonnell, Sir Steve Robson and Ian Strachan are each engaged by the Group as a non-executive director on the terms of a letter of appointment. Each appointment is terminable by six months' notice by the non-executive director.

Claude Lamoureux will be proposed by the Board for election as a non-executive director by the shareholders at the next general meeting of the Company expected to be the Annual General Meeting on 6 May 2008. If his election is confirmed, he will be engaged by the Group as a non-executive director on the terms of a letter of appointment for an initial fixed term of 36 months commencing on 6 May 2008 and terminable thereafter by six months' notice by the non-executive director.

Dr Fred Roux ceased to be a non-executive director with effect from 7 August 2007.

The Group may terminate each non-executive director's appointment at any time and on such termination the non-executive director will not be entitled to any compensation for loss of office. Each term may be renewed by the Board. There is no arrangement under which a director has agreed to waive future emoluments nor have there been any such waivers during the financial year. There are no outstanding loans or guarantees granted or provided by any member of the Group to or for the benefit of any of the directors. No significant awards have been made in the financial year to any past director.

Remuneration Report

Information subject to audit
Year ended 31 December 2007

Emoluments and compensation – amounts in US$

The emoluments and compensation in respect of qualifying services of each person who served as director during the year were as follows:

Director	Salary and fees[1] US$	Bonus US$	Deferred bonus US$	Housing allowances US$	Health, life and private medical insurance US$	Other benefits US$	Total US$	Year ended 31 December 2006 Total US$
Executives								
Mick Davis	2,202,200[2]	2,169,530[5a]	4,398,864[5a*]	183,000[6a]	200,983[7]		9,154,577	8,245,896
Trevor Reid	1,027,136[2]	1,011,898[5a]	2,045,242[5a*]	141,660[6b]	71,093[8]		4,297,029	3,859,816
Santiago Zaldumbide	1,205,407[3]	1,308,495[5b]	2,642,266[5b*]				5,156,168	4,346,843
Non-executives								
Willy Strothotte	440,440[4]						440,440	368,600
Paul Hazen	160,160[4]						160,160	134,539
Robert MacDonnell	160,160[4]						160,160	134,539
Dr Frederik Roux	184,184[4]						184,184	152,969
Ivan Glasenberg	160,160[4]						160,160	134,539
Sir Steve Robson CB	198,198[4]						198,198	165,870
David Rough	310,310[4]						310,310	258,020
Ian Strachan	200,200[4]						200,200	165,870
	6,248,555	4,489,923	9,086,372	324,660	272,076		20,421,586	17,967,501

Notes

1. Salary and fees includes non-executive directors' fees which may be paid in shares.
2. In 2007, Mick Davis's and Trevor Reid's salaries were set and paid in UK pounds sterling. The salary figures above have been converted to US dollars based on the average pound/dollar exchange rate for the year of 2.002 (2006: 1.843) and therefore reflect the impact of the exchange rate fluctuations during the year.
3. In 2007, Santiago Zaldumbide's basic salary and benefits were set and paid in Euros. The figures above have been converted to US dollars based on the average euro/dollar exchange rate for the year of 1.371 (2006: 1.256) and therefore reflect the impact of the exchange rate fluctuations during the year. Santiago Zaldumbide also received a sum of EUR 2,003,216 from the redemption of an insurance policy.
4. All non-executive director fees except those for Ian Strachan and Steve Robson were set and paid in UK pounds sterling. Ian Strachan's fees were set in UK pounds sterling, and paid in US dollars. Steve Robson's fees were set in UK pounds sterling and paid in Euros. The figures above have been converted to US dollars based on the average pound/dollar exchange rate for the year of 2.002 (2006: 1.843) and therefore reflect the impact of the exchange rate fluctuations during the year.

5.a Bonuses were awarded and paid in UK pounds sterling and converted at a rate of 1.972, the exchange rate prevailing on the date of the award.
5.b Bonuses were awarded and paid in Euros and converted at a rate of 1.488, the exchange rate prevailing on the date of the award.
6.a In 2007, Mick Davis's housing allowance was awarded and paid in US dollars.
6.b In 2007, Trevor Reid's housing allowance was awarded in US dollars and paid in UK pounds sterling.

7. In 2007, Mick Davis's benefits were set and paid in UK pounds sterling. The benefits have been converted to US dollars based on the average pound/dollar exchange rate for the year of 2.002 (2006: 1.843) and therefore reflects the impact of the exchange rate fluctuations during the year. This includes an amount for life insurance of £100,391.
8. In 2007, Trevor Reid's benefits were set and paid in UK pounds sterling. The benefits have been converted to US dollars based on the average pound/dollar exchange rate for the year of 2.002 (2006: 1.843) and therefore reflects the impact of the exchange rate fluctuations during the year. This includes an amount for life insurance of £35,511.
9. No consideration has been paid to or is receivable by third parties for making available the qualifying services of any directors during the year or in connection with the management affairs of Xstrata.

*Deferred bonus payable in shares. The number of shares awarded will be determined by reference to the market value of the shares at the date the bonus payment was determined. Amount also includes $59,804.07, $21,445.36 and $25,277.00 in respect of dividend equivalents accrued during the year in respect of prior years deferred bonus awards which will vest on the date of the underlying award for Mick Davis, Trevor Reid and Santiago Zaldumbide respectively.

Share options

Details of share options of those directors who served during the year are as follows:

Director	At 1 Jan 2007	Awarded	Lapsed/ expired unexercised	Exercised	At 31 Dec 2007	Exercise price	Earliest date of exercise	Expiry date
Mick Davis								
Service Contract Arrangements	496,997				496,997	£3.84	1-Oct-05	1-Oct-12
Service Contract Arrangements	496,997				496,997	£4.22	1-Oct-06	1-Oct-13
LTIP Options	374,516				374,516	£3.22	10-Feb-06	10-Feb-13
LTIP Options	770,482				770,482	£6.58	5-Mar-07	5-Mar-14
Trevor Reid								
Service Contract Arrangements	248,498			100,000	148,498	£5.68	15-Jan-07	15-Jan-14
LTIP Options	327,454				327,454	£6.58	5-Mar-07	5-Mar-14
LTIP Options	214,647				214,647	£9.49	11-Mar-08	11-Mar-15
LTIP Options	133,357				133,357	£15.37	10-Mar-09	10-Mar-16
LTIP Options	0	104,413			104,413	£24.00	15-Mar-10	15-Mar-17
Santiago Zaldumbide								
LTIP Options	300,488			300,488	0	£6.58	5-Mar-07	5-Mar-14
LTIP Options	247,112				247,112	£9.49	11-Mar-08	11-Mar-15
LTIP Options	132,614				132,614	£15.37	10-Mar-09	10-Mar-16
LTIP Options	0	102,424			102,424	£24.00	15-Mar-10	15-Mar-17
	3,743,162	206,837	0	400,488	3,549,511			

Notes

1. No options, other than the LTIP options, are subject to performance conditions as explained above. Details of the LTIP performance conditions are described above.
2. Mick Davis's and Trevor Reid's LTIP options may be settled in cash at the discretion of the Remuneration Committee.
3. The highest and lowest prices of the Company's shares during the year were GBP37.38 and GBP22.43 respectively (2006 GBP25.55 and GBP12.17). The price at the year end was GBP35.50 (2006 GBP25.50).
4. On 21 May 2007, Trevor Reid exercised his option over 100,000 shares. The market value of an Xstrata share on the date of exercise was GBP27.63, and a gain of £2,195,000 was realised.
5. On 19 March 2007, Santiago Zaldumbide exercised his option over 100,000 shares. The market value of an Xstrata share on the date of exercise was GBP24.62, and a gain of £1,804,000 was realised.
6. On 20 March 2007, Santiago Zaldumbide exercised his option over 200,488 shares. The market value of an Xstrata share on the date of exercise was GBP24.93, and a gain of £3,678,955 was realised.

Remuneration Report

Shares

Details of the Company's ordinary shares over which those directors who served during the year have conditional rights under the LTIP are as follows:

Director	Scheme interest at 1 Jan 2007	Awarded	End of the period for for qualifying conditions to be fulfilled	Lapsed/ expired	Vested	At 31 Dec 2007
Mick Davis						
LTIP	231,145		5-Mar-07		231,145[3]	0
Added Value Plan – 2005 Cycle		*	9-May-08			
Added Value Plan – 2006 Cycle		*	10-Mar-09			
Added Value Plan – 2007 Cycle		*				
Deferred Bonus	189,712		24-Feb-07		189,712[4]	0
Deferred Bonus	61,797		23-Feb-07		61,797[5]	0
Deferred Bonus	46,348		23-Feb-08			46,348
Deferred Bonus	0	41,664	26-Feb-08			41,664
Deferred Bonus	0	41,664	26-Feb-09			41,664
Trevor Reid						
LTIP	98,236		5-Mar-07		98,236[3]	0
LTIP	64,394		11-Mar-08			64,394
LTIP	40,006		10-Mar-09			40,006
LTIP		31,324	15-Mar-10			31,324
Deferred Bonus	28,886		23-Feb-07		28,886[5]	0
Deferred Bonus	7,279		23-Feb-08			7,279
Deferred Bonus	0	19,611	26-Feb-08			19,611
Deferred Bonus	0	19,611	26-Feb-09			19,611
Santiago Zaldumbide						
LTIP	90,146		5-Mar-07		90,146[3]	0
LTIP	74,134		11-Mar-08			74,134
LTIP	36,784		10-Mar-09			36,784
LTIP		30,727	15-Mar-10			30,727
Deferred Bonus	34,655		23-Feb-07		34,655[5]	0
Deferred Bonus	8,663		23-Feb-08			8,663
Deferred Bonus	0	23,185	26-Feb-08			23,185
Deferred Bonus	0	23,185	26-Feb-09			23,185
	1,012,185	230,971		0	734,577	508,579

Notes
1. Details of performance conditions are described above.
2. The market value of a share on the date of award under the LTIP and the Deferred Bonus on 15 March 2007 was GBP24.00.
3. These shares were awarded on 5 March 2004 when the closing market price was GBP6.57. The closing market price on the date of vesting was GBP23.30.
4. These shares were awarded on 24 February 2005 when the closing market price was GBP9.35. The closing market price on the date of vesting (26 February 2007 – first trading day after vesting) was GBP26.56.
5. These shares were awarded on 23 February 2006 when the closing market price was GBP15.44. The closing market price on the date of vesting was GBP26.45.

*During the year, Mick Davis participated in the Added Value Incentive Plan as described above. For the AVP 2007 cycle the participation percentage was 0.3% and the market capitalisation on date of award was GBP23,442,174,802. For the AVP 2006 cycle the participation percentage was 0.3% and the market capitalisation on date of award was GBP10,692,600,350. For the AVP 2005 cycle the participation percentage was 0.5% and the market capitalisation on date of award was GBP6,026,084,544. No amount of shares awarded has been disclosed in the table above, as this award is not over a fixed number of shares, but is a plan which calculates a monetary award at the end of the performance period, which may then be settled in cash or by the award of shares.

Pensions

Mick Davis and Trevor Reid have participated in defined contribution retirement benefit plans.

During the year, pension related payments of pension plan, FURBS, and non-pensionable salary supplement payments were made as follows:

	2007 Mick Davis US$	2006 Mick Davis US$	2007 Trevor Reid US$	2006 Trevor Reid US$	2007 Total US$	2006 Total US$
Pension related payments	3,294,113	1,822,233	1,442,173	785,433	4,736,286	2,607,666

Notes
1. Further details of the pension arrangements are explained above.
2. Santiago Zaldumbide received no pension benefits under the terms of his fixed cost remuneration arrangement which is detailed above.
3. Based on the average UK pound/US dollar exchange rate for the year of 2.002 (2006: 1.843). Payments to Mick Davis and Trevor Reid in both years were made in UK pounds sterling.
4. Mick Davis received £1,557,399 and Trevor Reid received £629,949 as non-pensionable salary supplements.

Approved by the Board and signed on its behalf by

Trevor Reid
Director and Chief Financial Officer
18 March 2008

Statement of Directors' Responsibilities in Relation to the Group Financial Statements

The directors are responsible for preparing the Annual Report and the Group financial statements in accordance with applicable United Kingdom law and those International Financial Reporting Standards as adopted by the European Union.

The directors are required to prepare Group financial statements for each financial year which present fairly the financial position of the Group and the financial performance and cash flows of the Group for that period. In preparing those Group financial statements the directors are required to:

- select suitable accounting policies in accordance with IAS 8: "Accounting Policies, Changes in Accounting Estimates and Errors" and then apply them consistently;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group's financial position and financial performance;
- state that the Group has complied with IFRSs, subject to any material departures disclosed and explained in the financial statements; and
- prepare the accounts on a going concern basis unless, having assessed the ability of the Group to continue as a going concern, management either intends to liquidate the entity or to cease trading, or have no realistic alternative but to do so.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the Group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Under applicable UK law and regulations the directors are responsible for the preparation of a Directors' Report, Directors' Remuneration Report and Corporate Governance Report that comply with that law and regulations. In addition the directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent Auditors' Report to the Members of Xstrata plc

We have audited the group financial statements of Xstrata plc for the year ended 31 December 2007 which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense and the related notes 1 to 37. These group financial statements have been prepared under the accounting policies set out therein. We have reported separately on the parent company financial statements of Xstrata plc for the year ended 31 December 2007 and on the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities. Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited group financial statements. The other information comprises only the Directors' Report, the Chairman's Statement, the Business, Operating and Financial Reviews and the Corporate Governance Statement and that part of the Directors' Remuneration Report that is unaudited. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion
In our opinion :

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 December 2007 and of its profit for the year then ended;
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the group financial statements.

Ernst & Young LLP
Registered auditor
London, 18 March 2008

Consolidated Income Statement

For the year ended 31 December 2007

US$m	Notes	Before exceptional items	Exceptional items†	Total 2007	Before exceptional items**	Exceptional items†**	Total 2006**
Revenue		28,542	–	28,542	17,102	–	17,102
Cost of sales*		(15,544)	–	(15,544)	(8,490)	–	(8,490)
Distribution costs		(1,439)	–	(1,439)	(1,130)	–	(1,130)
Administrative expenses*		(686)	–	(686)	(502)	–	(502)
Share of results from associates	20	15	–	15	4	–	4
Income and costs of acquisition related activities		–	275	275	–	–	–
Disposal fair value adjustment		–	(25)	(25)	–	–	–
Profit on sale of available-for-sale financial assets		–	–	–	–	63	63
Profit on sale of operations		–	–	–	–	16	16
Restructuring and closure costs		–	–	–	–	(50)	(50)
Profit before interest, taxation, depreciation and amortisation	10	**10,888**	**250**	**11,138**	6,984	29	7,013
Depreciation and amortisation:							
– Cost of sales		(2,038)	–	(2,038)	(1,187)	–	(1,187)
– Administrative expenses		(58)	–	(58)	(32)	–	(32)
Impairment of assets:							
– Administrative expenses		–	–	–	–	(1,824)	(1,824)
Profit before interest and taxation	10	**8,792**	**250**	**9,042**	5,765	(1,795)	3,970
Finance income	10	142	74	216	110	170	280
Finance costs	10	(935)	(196)	(1,131)	(639)	(235)	(874)
Profit before taxation		**7,999**	**128**	**8,127**	5,236	(1,860)	3,376
Income tax (expense)/benefit	11	(2,301)	(10)	(2,311)	(1,545)	11	(1,534)
Profit from continuing operations		**5,698**	**118**	**5,816**	3,691	(1,849)	1,842
Profit after tax from discontinued operations	8	52	1	53	64	–	64
Profit for the year		**5,750**	**119**	**5,869**	3,755	(1,849)	1,906
Attributable to:							
Equity holders of the parent		5,424	119	5,543	3,350	(1,849)	1,501
Minority interests		326	–	326	405	–	405
		5,750	119	5,869	3,755	(1,849)	1,906
Earnings per share (US$)							
– basic (continuing operations)	12	5.60	0.12	5.72	4.26	(2.40)	1.86
– basic	12	5.66	0.12	5.78	4.34	(2.40)	1.94
– diluted (continuing operations)	12	5.47	0.12	5.59	3.99	(2.22)	1.77
– diluted	12	5.52	0.12	5.64	4.07	(2.22)	1.85
Dividends (US$m)							
– declared and paid	13			443			251
– proposed	13			326			281
Dividend per share (US¢)							
– declared and paid	13			46.0			34.0
– proposed	13			34.0			30.0

† Exceptional items are significant items of income and expense, presented separately due to their nature or the expected infrequency of the events giving rise to them

* Before depreciation, amortisation and impairment charges

** Restated for the revisions to the Falconbridge, Cerrejon and Tintaya acquisitions in 2006 (refer to note 7) and the disposal of the aluminium business unit (refer to note 8)

Consolidated Balance Sheet

As at 31 December 2007

US$m	Notes	2007	2006*
Assets			
Non-current assets			
Intangible assets	14, 15	**9,382**	8,962
Property, plant and equipment	16	**33,317**	29,498
Biological assets	17	**19**	15
Inventories	18	**17**	75
Trade and other receivables	19	**85**	84
Investments in associates	20	**186**	179
Available-for-sale financial assets	22	**203**	170
Derivative financial assets	23	**210**	57
Other financial assets	24	**98**	183
Pension asset	34	**5**	5
Prepayments		**30**	23
Deferred tax assets	11	**7**	22
		43,559	39,273
Current assets			
Inventories	18	**4,167**	3,539
Trade and other receivables	19	**2,967**	2,829
Derivative financial assets	23	**89**	11
Other financial assets	24	**54**	2
Prepayments		**265**	206
Cash and cash equivalents	25	**1,148**	1,860
		8,690	8,447
Total assets		**52,249**	47,720

*Restated for the revisions to the Falconbridge, Cerrejon and Tintaya acquisitions in 2006 (refer to note 7)

Consolidated Balance Sheet (continued)

As at 31 December 2007

US$m	Notes	2007	2006*
Equity and liabilities			
Capital and reserves – attributable to equity holders of Xstrata plc			
Issued capital	26	**485**	471
Share premium	26	**9,899**	9,522
Own shares	26	**(651)**	(154)
Convertible borrowings – equity component	26, 29	**56**	78
Other reserves	26	**5,055**	4,472
Retained earnings	26	**8,984**	4,057
		23,828	18,446
Minority interests	26	**1,430**	1,146
Total equity		**25,258**	19,592
Non-current liabilities			
Trade and other payables	27	**54**	95
Interest-bearing loans and borrowings	28	**11,678**	12,946
Convertible borrowings	29	**327**	525
Derivative financial liabilities	30	**206**	172
Provisions	31	**2,454**	2,054
Pension deficit	34	**227**	216
Deferred tax liabilities	11	**6,056**	5,463
Other liabilities	32	**78**	16
		21,080	21,487
Current liabilities			
Trade and other payables	27	**3,745**	3,125
Interest-bearing loans and borrowings	28	**1,118**	1,990
Derivative financial liabilities	30	**205**	78
Provisions	31	**344**	289
Income taxes payable		**454**	1,118
Other liabilities	32	**45**	41
		5,911	6,641
Total liabilities		**26,991**	28,128
Total equity and liabilities		**52,249**	47,720

*Restated for the revisions to the Falconbridge, Cerrejon and Tintaya acquisitions in 2006 (refer to note 7)

The financial statements on pages 138 to 253 were approved by the Board of Directors on 18 March 2008 and signed on its behalf by:

Trevor Reid
Chief Financial Officer

Consolidated Cash Flow Statement

For the year ended 31 December 2007

US$m	Notes	2007	2006*
Profit before taxation (continuing operations)		**8,127**	3,376
Adjustments for:			
Profit before tax from discontinued operations	8	**89**	93
Finance income	10	**(218)**	(282)
Finance cost	10	**1,133**	881
Share of results from associates	20	**(15)**	(4)
Profit on sale of available-for-sale financial assets	10	**-**	(63)
Net (profit)/loss on disposal of property, plant and equipment		**3**	(3)
Impairment of assets	10	**-**	1,824
Disposal fair value adjustment	10	**25**	–
Depreciation	10	**2,025**	1,221
Amortisation	10	**102**	23
Share-based compensation plans	10	**103**	91
Increase in trade and other receivables		**(348)**	(224)
Increase in other assets		**(106)**	(154)
Increase in inventories		**(652)**	(178)
Increase in trade and other payables		**552**	159
Increase/(decrease) in provisions		**224**	(34)
Other non-cash movements		**2**	(20)
Cash generated from operations		**11,046**	6,706
Income tax paid		**(2,965)**	(1,022)
Interest paid		**(803)**	(498)
Interest received		**132**	87
Dividends received – associates		**-**	10
Dividends received – other		**4**	3
Net cash flow from operating activities		**7,414**	5,286
Purchase of property, plant and equipment		**(2,848)**	(1,469)
Proceeds from sale of property, plant and equipment		**86**	32
Purchase of intangible assets		**(14)**	(16)
Purchase of available-for-sale financial assets		**(41)**	(3)
Proceeds from the sale of available-for-sale assets	10	**-**	190
Payments to black empowerment partner		**(44)**	–
Acquisition of subsidiaries, net of cash acquired		**(2,130)**	(17,064)
Acquisition of interest in joint venture, net of cash acquired		**-**	(1,715)
Disposal of subsidiaries, net of disposal costs and cash disposed		**1,120**	24
Net cash flow used from investing activities		**(3,871)**	(20,021)
Issue of share capital		**-**	6,684
Purchase of own shares		**(532)**	(11)
Disposal of own shares		**56**	1,134
Proceeds from interest bearing loans and borrowings		**6,666**	22,807
Interest bearing loans and borrowings issue costs		**(38)**	(85)
Repayment of interest bearing loans and borrowings		**(9,431)**	(14,035)
Payment of finance lease liabilities		**(159)**	(28)
Dividends paid to equity holders of the parent		**(443)**	(251)
Dividends paid to minority interests		**(485)**	(202)
Capital injection from minority interests		**180**	–
Redemption of minority interests		**(22)**	(95)
Net cash flow used in financing activities		**(4,208)**	15,918
Net increase/(decrease) in cash and cash equivalents		**(665)**	1,183
Net foreign exchange difference		**17**	13
Cash and cash equivalents at 1 January		**1,717**	521
Cash and cash equivalents at 31 December	25	**1,069**	1,717

*Restated for the revisions to the Falconbridge, Cerrejon and Tintaya acquisitions in 2006 (refer to note 7)

Consolidated Statement of Recognised Income and Expense

For the year ended 31 December 2007

US$m	2007	2006*
Income and expenses recognised directly in equity:		
Actuarial gains/(losses) on defined benefit pension plans	**(98)**	71
Gains on available-for-sale financial assets	**49**	1,892
Reversal of revaluation surplus on available-for-sale financial assets	**-**	(2,205)
Revaluation of property, plant and equipment	**22**	1,418
Losses on cash flow hedges	**(261)**	(78)
Foreign currency translation differences	**670**	244
	382	1,342
Transfers to the income statement:		
Losses on cash flow hedges	**121**	125
Gains on sale of available-for-sale financial assets	**-**	(63)
Recycled foreign currency translation net losses	**28**	47
	531	1,451
Tax on items taken directly to or transferred from equity	**(7)**	15
Net income recognised directly in equity	**524**	1,466
Profit for the period	**5,869**	1,906
Total recognised income and expense for the period	**6,393**	3,372
Attributable to:		
Equity holders of the parent	**6,067**	2,967
Minority interests	**326**	405
	6,393	3,372

*Restated for the revisions to the Falconbridge, Cerrejon and Tintaya acquisitions in 2006 (refer to note 7)

Notes to the Financial Statements

1. Corporate Information

The consolidated financial statements were authorised for issue in accordance with a directors' resolution on 18 March 2008. The ultimate parent entity of the Group, Xstrata plc, is a publicly traded limited company incorporated in England and Wales and domiciled in Switzerland. Its ordinary shares are traded on the London and Swiss stock exchanges. The principal activities of the Group are described in note 9.

2. Statement of compliance

The consolidated financial statements of Xstrata plc and its subsidiaries (the Group) are prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as adopted by the European Union, effective for the Group's reporting for the year ended 31 December 2007.

3. Basis of preparation

The consolidated financial statements are presented in US dollars, which is the parent's functional and presentation currency, and all values are rounded to the nearest million except where otherwise indicated. The accounting policies in note 6 have been applied in preparing the consolidated financial statements.

4. Significant accounting judgements and estimates

Estimates
The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the year. Actual outcomes could differ from these estimates. The below are the most critical estimates and assumptions:

Estimated recoverable reserves and resources
Estimated recoverable reserves and resources are used to determine the depreciation of mine production assets, in accounting for deferred stripping costs and in performing impairment testing. Estimates are prepared by appropriately qualified persons, but will be impacted by forecast commodity prices, exchange rates, production costs and recoveries amongst other factors. Changes in assumptions will impact the carrying value of assets and depreciation and impairment charges recorded in the income statement.

Environmental rehabilitation costs
The provisions for rehabilitation costs are based on estimated future costs using information available at the balance sheet date. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be impacted (refer to note 31).

Impairment testing
Note 15 outlines the significant assumptions made in performing impairment testing of goodwill and certain intangible assets. Similar assumptions are made when testing other non-current assets. Changes in these assumptions may alter the results of impairment testing, impairment charges recorded in the income statement and the resulting carrying values of assets.

Defined benefit pension plans and post retirement medical plans
Note 34 outlines the significant assumptions made when accounting for defined benefit pension plans and post retirement medical plans. Changes to these assumptions may alter the resulting accounting and ultimately the amount charged to the income statement.

Notes to the Financial Statements

5. Changes in accounting policies, new standards and interpretations not applied

Changes in accounting policies

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2006, except for the adoption of the following new standards and interpretations:

- IFRIC 7 'Applying the restatement approach under IAS 29'
  The Group adopted IFRIC Interpretation 7 which details the requirements of applying IAS 29 where an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period, and the entity therefore restates its financial statements in accordance with IAS 29. The adoption of this interpretation has had no impact on Group earnings or equity in the current or prior years.

- IFRIC 10 'Interim Financial Reporting and Impairment'
  The Group adopted IFRIC Interpretation 10 which requires that an entity must not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. The adoption of this interpretation has had no impact on Group earnings or equity in the current or prior years.

The Group has also adopted the following disclosure standards from 1 January 2007, both of which affect disclosures in the financial statements but neither of which have had any impact on Group earnings or equity in the current or prior periods:

- IFRS 7 'Financial Instruments: Disclosures' (refer to note 36)
- IAS 1 'Amendment: Capital disclosures'

New standards and interpretations not applied

The IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements, consequently these pronouncements will impact the Group's financial statements in future periods.

		Effective date
IFRS 3	(Revised) 'Business Combinations'	1 July 2009
IAS 27	'Consolidated and Separate Financial Statements'	1 July 2009
IAS 23	(Revised) 'Borrowing Costs'	1 January 2009
IFRS 8	'Operating segments'	1 January 2009
IFRIC 11	'Group and treasury share transactions'	1 March 2007
IFRIC 14	'The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'	1 January 2008

The directors do not anticipate that the adoption of these standards and interpretations on their effective dates will have a material impact on the Group's financial statements in the period of initial application, notwithstanding IFRS 3 (Revised) 'Business Combinations' may impact the financial statements should there be an acquisition in the period.

Upon adoption of IFRS 8, the Group will be required to disclose segment information based on the information management uses for internally evaluating the performance of operating segments and allocating resources to those segments. This information may be different from that reported in the balance sheet and income statement but the Group will provide an explanation for such differences. There will be no impact on the income, net assets or equity.

6. Principal Accounting Policies

Basis of consolidation

The financial statements consolidate the financial statements of Xstrata plc (the Company) and its subsidiaries (the Group). All inter-entity balances and transactions, including unrealised profits and losses arising from intra-group transactions, have been eliminated in full. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes. Control is achieved where the Group has the power to govern the financial and operating policy of an entity so as to obtain benefits from its activities. This occurs when the Group has more than 50% voting power through ownership or agreements, except where minority rights are such that a minority shareholder is able to prevent the Group from exercising control. In addition control may exist without having more than 50% voting power through ownership or agreements, or in the circumstances of enhanced minority rights, as a consequence of *de facto* control. *De facto* control is control without the legal right to exercise unilateral control, and involves decision making ability that is not shared with others and the ability to give directions with respect to the operating and financial policies of the entity concerned. Where there is a loss of control of a subsidiary, the financial statements include the results for the part of the reporting period during which Xstrata plc has control. Subsidiaries use the same reporting period and same accounting policies as Xstrata plc.

Interests in Joint Ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. The financial statements of the joint ventures are generally prepared for the same reporting period as the Company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist in the underlying records of the joint venture.

Jointly controlled operations

A jointly controlled operation involves the use of assets and other resources of the Group and other venturers rather than the establishment of a corporation, partnership or other entity. The Group accounts for the assets it controls and the liabilities it incurs, the expenses it incurs and the share of income that it earns from the sale of goods or services by the joint venture.

Jointly controlled assets

A jointly controlled asset involves joint control and ownership by the Group and other venturers of assets contributed to or acquired for the purpose of the joint venture, without the formation of a corporation, partnership or other entity. The Group accounts for its share of the jointly controlled assets, any liabilities it has incurred, its share of any liabilities jointly incurred with other ventures, income from the sale or use of its share of the joint venture's output, together with its share of the expenses incurred by the joint venture, and any expenses it incurs in relation to its interest in the joint venture.

Jointly controlled entities

A jointly controlled entity involves the establishment of a corporation, partnership or other legal entity in which the Group has an interest along with other venturers. The Group recognises its interest in jointly controlled entities using the proportionate method of consolidation, whereby the Group's share of each of the assets, liabilities, income and expenses of the joint venture are combined with the similar items, line by line, in its consolidated financial statements.

When the Group contributes or sells assets to a joint venture, any gain or loss from the transaction is recognised based on the substance of the transaction. When the Group has transferred the risk and rewards of ownership to the joint venture, the Group only recognises the portion of the gain or loss attributable to the other venturers, unless the loss is reflective of an impairment, in which case the loss is recognised in full. When the Group purchases assets from the joint venture, it does not recognise its share of the profits of the joint venture from the transaction until it resells the assets to an independent party. Losses are accounted for in a similar manner unless they represent an impairment loss, in which case they are recognised immediately.

Joint ventures are accounted for in the manner outlined above, until the date on which the Group ceases to have joint control over the joint venture.

Investments in Associates

Entities in which the Group has significant influence and which are neither subsidiaries nor joint ventures, are associates, and are accounted for using the equity method of accounting. Under the equity method of accounting, the investment in the associate is recognised on the balance sheet on the date of acquisition at the fair value of the purchase consideration and therefore includes any goodwill on acquisition. The carrying amount is adjusted by the Group's share of the post-acquisition profit or loss; depreciation, amortisation or impairment arising from fair value adjustments made at date of acquisition and certain inter-entity transactions together with a reduction for any dividends received or receivable from the associate. Where there has been a change recognised directly in the equity of the associate, the Group recognises its share of such changes in equity.

Notes to the Financial Statements

6. Principal Accounting Policies (continued)

The financial statements of the associates are generally prepared for the same reporting period as the Company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist in the underlying records of the associate. Adjustments are made in the consolidated financial statements to eliminate the Group's share of unrealised gains and losses on transactions between the Group and its associates.

The Group discontinues its use of the equity method from the date on which it ceases to have significant influence, and from that date, accounts for the investment in accordance with IAS 39 (with its initial cost being the carrying amount of the associate at that date), provided the investment does not then qualify as a subsidiary or joint venture. The Group's income statement reflects the share of associates' results after tax and the Group's statement of recognised income and expense includes any amounts recognised by associates outside of the income statement.

Business Combinations
On the acquisition of a subsidiary, the purchase method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. Those mining rights, mineral reserves and resources that are able to be reliably valued are recognised in the assessment of fair values on acquisition. Other potential reserves, resources and mineral rights, for which in the directors' opinion, values cannot be reliably determined, are not recognised.

When the cost of acquisition exceeds the fair values attributable to the Group's share of the identifiable net assets the difference is treated as purchased goodwill, which is not amortised but is reviewed for impairment annually or where there is an indication of impairment. If the fair value attributable to the Group's share of the identifiable net assets exceeds the cost of acquisition the difference is immediately recognised in the income statement.

Minority interests represent the portion of profit or loss and net assets in subsidiaries that are not held by the Group and are presented in equity in the consolidated balance sheet, separately from the parent shareholders' equity.

When a subsidiary is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, or any discount is immediately recognised in the income statement. On the date control is obtained, the identifiable net assets are recognised in the Group balance sheet at fair value and the difference between the fair value recognised and the value on the date of the purchase is recognised in the asset revaluation reserve.

Similar procedures are applied in accounting for the purchases of interests in associates. Any goodwill arising on such purchases is included within the carrying amount of the investment in the associates, but not thereafter amortised. Any excess of the Group's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities over the cost of the investment is included in income in the period of the purchase.

Foreign currencies
Financial statements of subsidiaries, joint ventures and associates, are maintained in their functional currencies and converted to US dollars for consolidation of the Group results. The functional currency of each entity is determined after consideration of the primary economic environment of the entity.

Transactions in foreign currencies are translated at the exchange rates ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are re-translated at year-end exchange rates. All differences that arise are recorded in the income statement. Non-monetary assets measured at historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions. Where non-monetary assets are measured at fair value in a foreign currency, they are translated at the exchange rates when the fair value was determined. Where the exchange difference relates to an item which has been recorded in equity, the related exchange difference is also recorded in equity.

6. Principal Accounting Policies (continued)

On consolidation of foreign operations into US dollars, income statement items are translated at weighted average rates of exchange where this is a reasonable approximation of the exchange rate at the dates of the transactions. Balance sheet items are translated at closing exchange rates. Exchange differences on the re-translation of the investments in foreign subsidiaries, joint ventures and associates at closing rates, together with differences between income statements translated at average and at closing rates, are recorded in a separate component of equity. Exchange differences relating to quasi equity inter-company loan balances with the foreign operations which form part of the net investment in the foreign operation are also recognised in this component of equity. On disposal or partial disposal of a foreign entity or on repayment of loans forming part of the net investment in the foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

Exchange differences on foreign currency borrowings to finance net investments and tax charges/credits attributable to those exchange differences are also recorded in a separate component of equity to the extent that the hedge is effective. Upon full or partial disposal or repayment of the net investment in the foreign operation (including loans that form part of the net investment), the cumulative amount of the exchange differences is recognised in the income statement when the gain or loss on disposal or the loan repayment is recognised.

The following exchange rates to the US dollar (US$) have been applied:

	31 December 2007	Average 12 months 2007	31 December 2006	Average 12 months 2006
Argentine pesos (US$:ARS)	**3.1500**	**3.1155**	3.0610	3.0745
Australian dollars (AUD:US$)	**0.8751**	**0.8389**	0.7886	0.7535
Canadian dollars (US$:CAD)	**0.9984**	**1.0740**	1.1659	1.1342
Chilean pesos (US$:CLP)	**497.95**	**522.21**	532.32	530.54
Colombian pesos (US$:COP)	**2,018.00**	**2,075.16**	2,240.00	2,359.39
Euros (EUR:US$)	**1.4590**	**1.3708**	1.3200	1.2566
Great Britain pounds (GBP:US$)	**1.9849**	**2.0020**	1.9589	1.8437
Peruvian nuevo sol (US$:PEN)	**2.9980**	**3.1285**	3.1950	3.2737
South African rand (US$:ZAR)	**6.8626**	**7.0506**	7.0061	6.7701
Swiss francs (US$:CHF)	**1.1335**	**1.2000**	1.2190	1.2529

Revenue

Revenue associated with the sale of commodities is recognised when all significant risks and rewards of ownership of the asset sold are transferred to the customer, usually when insurance risk has passed to the customer and the commodity has been delivered to the shipping agent. Revenue is recognised, at fair value of the consideration receivable, to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured. Sales revenue is recognised at the fair value of consideration received, which in most cases is invoiced amounts, with most sales being priced free on board (FOB), free on rail (FOR) or cost, insurance and freight (CIF). Revenues from the sale of by-products are also included in sales revenue. Revenue excludes treatment and refining charges unless payment of these amounts can be enforced by the Group at the time of the sale.

For some commodities the sales price is determined provisionally at the date of sale, with the final price determined at a mutually agreed date, generally at a quoted market price at that time. In order to ensure that revenue is recorded at the fair value of consideration to be received, adjustments are made to the invoice price based on the forward metal prices published at the balance sheet date.

Interest income

Interest income is recognised as earned on an accruals basis using the effective interest method in the income statement.

Notes to the Financial Statements

6. Principal Accounting Policies (continued)

Exceptional items

Exceptional items represent significant items of income and expense which due to their nature or the expected infrequency of the events giving rise to them, are presented separately on the face of the income statement to give a better understanding to shareholders of the elements of financial performance in the year, so as to facilitate comparison with prior periods and to better assess trends in financial performance. Exceptional items include, but are not limited to, goodwill impairments, acquisition and integration costs which have not been capitalised, profits and losses on the sale of investments, profits and losses from the sale of operations, recycled gains and losses from the foreign currency translation reserve, foreign currency gains and losses on borrowings, restructuring and closure costs, loan issue costs written-off on facility refinancing and the related tax impacts of these items.

Property, plant and equipment

Land and buildings, plant and equipment

On initial acquisition, land and buildings, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.

Depreciation is provided so as to write off the cost, less estimated residual values of buildings, plant and equipment (based on prices prevailing at the balance sheet date) on the following bases:

Mine production assets are depreciated using a unit of production method based on estimated economically recoverable reserves, which results in a depreciation charge proportional to the depletion of reserves. Buildings, plant and equipment unrelated to production are depreciated using the straight-line method based on estimated useful lives. Where parts of an asset have different useful lives, depreciation is calculated on each separate part. Each item or part's estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect unit of production calculations are accounted for prospectively.

The expected useful lives are as follows:

Buildings	15 – 40 years
Plant and Equipment	4 – 30 years

The net carrying amounts of land, buildings, plant and equipment are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Group, the expenditure is capitalised and the carrying amount of the item replaced derecognised. Similarly, overhaul costs associated with major maintenance are capitalised and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognised. All other costs are expensed as incurred.

Where an item of property, plant and equipment is disposed of, it is derecognised and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the income statement. Any items of property, plant or equipment that cease to have future economic benefits expected to arise from their continued use or disposal are derecognised with any gain or loss included in the income statement in the financial year in which the item is derecognised.

6. Principal Accounting Policies (continued)

Exploration and evaluation expenditure

Exploration and evaluation expenditure relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of pre-feasibility studies. Exploration and evaluation expenditure for each area of interest, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that one of the following conditions is met:

- such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale; or
- exploration and evaluation activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing, or planned for the future.

Purchased exploration and evaluation assets are recognised as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

An impairment review is performed, either individually or at the cash-generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided against, in the financial year in which this is determined. Exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met. Expenditure is transferred to mine development assets or capital work in progress once the work completed to date supports the future development of the property and such development receives appropriate approvals.

Mineral properties and mine development expenditure

The cost of acquiring mineral reserves and mineral resources is capitalised on the balance sheet as incurred. Capitalised costs (development expenditure) include costs associated with a start-up period where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Mineral reserves and capitalised mine development expenditure are, upon commencement of production, depreciated using a unit of production method based on the estimated economically recoverable reserves to which they relate or are written off if the property is abandoned. The net carrying amounts of mineral reserves and resources and capitalised mine development expenditure at each mine property are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Capital work in progress

Assets in the course of construction are capitalised in the capital work in progress account. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment. The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Costs associated with a start-up period are capitalised where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Capital work in progress is not depreciated.

The net carrying amounts of capital work in progress at each mine property are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Leasing and hire purchase commitments

The determination of whether an arrangement is, or contains a lease is based in the substance of the arrangement at inception date, including whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific circumstances.

Notes to the Financial Statements

6. Principal Accounting Policies (continued)

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Group, and hire purchase contracts are capitalised in the balance sheet at the lower of the fair value of the leased property or the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. These amounts are determined at the inception of the lease and are depreciated over the shorter of their estimated useful lives or lease term. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the balance sheet. The interest elements of the lease or hire purchase obligations are charged to the income statement over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Leases where substantially all the risks and rewards of ownership have not passed to the Group are classified as operating leases. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the lease term.

Deferred stripping costs
In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the pre-production phase, these costs are capitalised as part of the cost of the mine property and depreciated based on the mine's strip ratio (refer below). The costs of removal of the waste material during a mine's production phase are deferred, where they give rise to future benefits. The deferral of these costs, and subsequent charges to the income statement are determined with reference to the mine's strip ratio.

The mine's strip ratio represents the ratio of the estimated total volume of waste, to the estimated total quantity of economically recoverable ore, over the life of the mine. These costs are deferred where the actual stripping ratios are higher than the average life of mine strip ratio. The costs charged to the income statement are based on application of the mine's strip ratio to the quantity of ore mined in the period. Where the ore is expected to be evenly distributed, waste removal is expensed as incurred.

Biological assets
Biological assets, being cattle, are carried at their fair value less estimated selling costs. Any changes in fair value less estimated selling costs are included in the income statement in the period in which they arise.

Intangible assets
Purchased intangible assets are recorded at the cost of acquisition including expenses incidental to the acquisition, less accumulated amortisation and any impairment in value. Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

Internally generated goodwill is not recognised.
Intangible assets are amortised over their estimated useful lives, except goodwill and those intangible assets which the directors regard as having indefinite useful lives, which are not amortised but are reviewed for impairment at least annually, and whenever events or circumstances indicate that the carrying amount may not be recoverable. Intangible assets are regarded as having an indefinite life when, based on an analysis of all the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash flows. Such analyses are performed annually. Estimated useful lives are determined as the period over which the Group expects to use the asset or the number of production (or similar) units expected to be obtained from the asset by the Group and for which the Group retains control of access to those benefits.

For intangible assets with a finite useful life, the amortisation method and period are reviewed annually and impairment testing is undertaken when circumstances indicate the carrying amount may not be recoverable. Where an intangible asset is disposed of, it is derecognised and the difference between its carrying value and the net sales proceeds is reported as a profit or loss on disposal in the income statement in the financial year the disposal occurs.

Coal export rights
Coal export rights are carried at cost and amortised using a units-of-production method based on the reserves that exist in the location that has access to such rights.

Software and technology patents
Software and technology patents are carried at cost and amortised over a period of 3 years and 20 years respectively.

6. Principal Accounting Policies (continued)

Hydroelectricity rights
Hydroelectricity rights acquired in connection with the acquisition of the Falconbridge Group (refer to note 7) have been recorded at fair value at the date of acquisition and will be amortised over the expected life of the operation following the completion of construction.

Long-term feed contract
A long-term feed contract acquired in connection with the acquisition of the Falconbridge Group (refer to note 7) has been recorded at fair value at the date of the acquisition and is being amortised over the remaining contract term.

Impairment of assets
The carrying amounts of non-current assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. An asset's recoverable amount is determined as the higher of its fair value less costs to sell and its value in use. Such reviews are undertaken on an asset by asset basis, except where assets do not generate cash flows independent of other assets, in which case the review is undertaken at the cash-generating unit level.

Where a cash-generating unit, or group of cash-generating units, has goodwill allocated to it (excluding goodwill recognised as a result of the requirement to recognise deferred tax liabilities on acquisitions), or includes intangible assets which are either not available for use or which have an indefinite useful life (and which can only be tested as part of a cash-generating unit), an impairment test is performed at least annually or whenever there is an indication that the carrying amounts of such assets may be impaired.

If the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recorded in the income statement to reflect the asset at the lower amount. In assessing the recoverable amount of assets, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal are discounted to their present value using a market-determined pre-tax discount rate which reflects current market assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted.

An impairment loss is reversed in the income statement if there is a change in the estimates used to determine the recoverable amount since the prior impairment loss was recognised. The carrying amount is increased to the recoverable amount but not beyond the carrying amount net of depreciation or amortisation which would have arisen if the prior impairment loss had not been recognised. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. Goodwill impairments are not reversed.

Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the assets or disposal groups are available for immediate sale in their present condition. The Group must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year of the date of classification.

Non-current assets (or disposal groups) held for sale are carried at the lower of the carrying amount prior to being classified as held for sale, and the fair value less costs to sell. A non-current asset is not depreciated while classified as held for sale. A non-current asset held for sale is presented separately in the balance sheet. The assets and liabilities of a disposal group classified as held for sale are presented separately as one line in the assets and liabilities sections on the face of the balance sheet.

Discontinued operations
A discontinued operation is a component of an entity, whose operations and cash flows are clearly distinguished both operationally and for financial reporting purposes from the rest of the entity, that has been disposed of or classified as held for sale. To be classified as a discontinued operation one of the following criteria must be met:

- the operation must represent a separate major line of business or geographical area of operations; or
- the operation must be part of a single coordinated plan to dispose of a separate major line of business or geographical areas of operations; or
- the operation must be a subsidiary acquired exclusively with a view for resale.

Where the operation is discontinued at the balance sheet date, the results are presented in one line on the face of the income statement, and prior period results are represented as discontinued.

Notes to the Financial Statements

6. Principal Accounting Policies (continued)

Financial instruments
Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition. Where as a result of a change in intention or ability, it is no longer appropriate to classify an investment as held to maturity, the investment is reclassified into the available-for-sale category. When financial assets are recognised initially, they are measured at fair value on the trade date, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. All financial liabilities are initially recognised at their fair value. Subsequently, all financial liabilities with the exception of derivatives are carried at amortised cost.

Financial assets at fair value through profit or loss
Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated as and are effective hedging instruments. Gains or losses on these items are recognised in income.

Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long term investments that are intended to be held-to-maturity, such as bonds, are measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit and loss or available-for-sale. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process. Trade and other receivables are recognised and carried at their original invoiced value or their recoverable amount if this differs from the invoiced amount. Where the time value of money is material receivables are discounted and are carried at their present value. A provision is made where the estimated recoverable amount is lower than the carrying amount.

Available-for-sale financial assets
Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other three stated categories. After initial recognition available-for sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement. Listed share investments are carried at fair value based on stock exchange quoted prices at the balance sheet date. Unlisted shares are carried at fair value where it can be reliably obtained, otherwise they are stated at cost less any impairment.

Fair values
The fair value of quoted financial assets is determined by reference to bid prices at the close of business on the balance sheet date. Where there is no active market, fair value is determined using valuation techniques. These include recent arm's length market transactions; reference to current market value of another instrument which is substantially the same; discounted cash flow analysis and pricing models.

Derivative financial instruments are valued using applicable valuation techniques such as those outlined above.

De-recognition of financial assets and liabilities
Financial assets
A financial asset is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

6. Principal Accounting Policies (continued)

Where the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, it continues to recognise the financial asset to the extent of its continuing involvement in the asset.

Financial liabilities
A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. Gains and losses on de-recognition are recognised within finance income and finance costs respectively. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the income statement.

Impairment of financial assets
The Group assesses at each balance sheet date whether a financial asset is impaired.

Financial assets carried at amortised cost
If there is objective evidence that an impairment loss on loans and receivables and held to maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced and the amount of the loss is recognised in the income statement. Objective evidence of impairment of loans and receivables exists if the borrower is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the borrower that would not normally be granted or it is probable that the borrower will enter into bankruptcy or a financial reorganisation.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Assets carried at cost
If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-for-sale financial assets
If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

Rehabilitation Trust Fund
Investments in the rehabilitation trust funds are measured at fair value based on the market price of investments held by the trust. In accordance with IFRIC 5, movements in the fair value are recognised in the income statement. Such amounts relate to trusts in South Africa which receive cash contributions to accumulate funds for the Group's rehabilitation liability relating to the eventual closure of the Group's coal operations.

Derivative financial instruments and hedging
The Group uses derivative financial instruments such as interest rate swaps, forward currency and commodity contracts to hedge its risks associated with interest rate, foreign currency and commodity price fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Notes to the Financial Statements

6. Principal Accounting Policies (continued)

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to profit or loss for the year. The fair value of forward currency and commodity contracts is calculated by reference to current forward exchange rates and prices for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as:

- fair value hedges;
- cash flow hedges; or
- hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

Fair value hedges are hedges of the Group's exposure to changes in the fair value of a recognised asset or liability that could affect profit or loss. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged, the derivative is re-measured at fair value and gains and losses from both are taken to profit or loss.

For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through profit or loss over the remaining term to maturity. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to profit or loss.

Amortisation begins when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.

Cash flow hedges

Cash flow hedges are a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to profit or loss.

Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity while any gains or losses relating to the ineffective portion are recognised in profit or loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to profit or loss.

6. Principal Accounting Policies (continued)

Own shares
The cost of purchases of own shares held by the Employee Share Ownership Plan (ESOP) trust are deducted from equity. Where they are issued to employees or sold, no gain or loss is recognised in the income statement. Any proceeds received on disposal of the shares or transfer to employees are recognised in equity.

Own shares purchased under the Equity Capital Management Programme (ECMP) are deducted from equity. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of such shares. Such gains and losses are recognised directly in equity.

Interest-bearing loans and borrowings
Loans are recognised at inception at the fair value of proceeds received, net of directly attributable transaction costs. Subsequently, they are measured at amortised cost using the effective interest method. Finance costs are recognised in the income statement using the effective interest method.

Convertible borrowings
On issue of a convertible borrowing, the fair value of the liability component is determined by discounting the contractual future cash flows using a market rate for a non-convertible instrument with similar terms. This value is carried as a liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds are allocated to a separate component of equity, net of issue costs, which remains constant in subsequent periods. Issue costs are apportioned between the liability and equity components based on their respective carrying amounts when the instrument was issued.

On conversion, the liability is reclassified to equity and no gain or loss is recognised in the profit or loss. Where the convertible borrowing is redeemed early or repurchased in a way that does not alter the original conversion privileges, the consideration paid is allocated to the liability and equity components. The consideration relating to the equity component is recognised in equity and the amount of gain or loss relating to the liability element in profit or loss.

The finance costs recognised in respect of the convertible borrowings includes the accretion of the liability component to the amount that will be payable on redemption.

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis or using a first-in-first-out basis and includes all costs incurred in the normal course of business including direct material and direct labour costs and an allocation of production overheads, depreciation and amortisation and other costs, based on normal production capacity, incurred in bringing each product to its present location and condition. Cost of inventories includes the transfers from equity of gains and losses on qualifying cash flow hedges in respect of the purchase of materials. Inventories are categorised, as follows:

- Raw materials and consumables: Materials, goods or supplies (including energy sources) to be either directly or indirectly consumed in the production process.
- Work in progress: Items stored in an intermediate state that have not yet passed through all the stages of production.
- Finished goods: Products and materials that have passed all stages of the production process.

Net realisable value represents estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion and disposal.

Cash and cash equivalents
Cash and cash equivalents comprise cash at bank, cash in hand and short term deposits with an original maturity of three months or less. For the cash flow statement, cash and cash equivalents include certain bank overdrafts where the facility forms part of the working capital cash management activities.

Government grants
Government grants are recognised where there is reasonable assurance that the grant will be received and all the attaching conditions will be complied with. Government grants in respect of capital expenditure are credited to the carrying amount of the related asset and are released to the income statement over the expected useful lives of the relevant assets. Grants which are not associated with an asset are credited to income so as to match them with the expense to which they relate.

Notes to the Financial Statements

6. Principal Accounting Policies (continued)

Environmental protection, rehabilitation and closure costs
Provision is made for close down, restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the balance sheet date. The provision is discounted using a current market-based pre-tax discount rate and the unwinding of the discount is included in interest expense. At the time of establishing the provision, a corresponding asset is capitalised, where it gives rise to a future benefit, and depreciated over future production from the operations to which it relates.

The provision is reviewed on an annual basis for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively. Rehabilitation trust funds holding monies committed for use in satisfying environmental obligations are included within Other financial assets on the balance sheet.

Employee Entitlements
Provisions are recognised for short-term employee entitlements, on an undiscounted basis, for services rendered by employees that remain unpaid at the balance sheet date. Provisions for long-term employee entitlements are measured using the projected unit credit method and discounted at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the liabilities.

In some of the Group's Australian operations, long-service leave (an employee entitlement for which a provision is recorded) is administered by an independent fund. The fund collects levies from employers throughout the industry based on the expected cost of future liabilities. When the Group makes long-service leave payments to employees covered by the fund, it is reimbursed for the majority of the payment. To reflect the expected reimbursement for future long-service leave payments from the fund, a receivable is recorded based on the present value of the future amounts expected to be reimbursed.

Other Provisions
Provisions are recognised when the Group has a present obligation (legal or constructive), as result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in finance costs.

Taxation
Current tax
Current tax for each taxable entity in the Group is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax
Deferred tax is recognised using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below:

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

6. Principal Accounting Policies (continued)

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. To the extent that an asset not previously recognised fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realised or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date. Current and deferred tax relating to items recognised directly in equity are recognised in equity and not in the income statement. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

Pensions and other post-retirement obligations
The Group's contributions to defined contribution pension plans are charged to the income statement in the year to which they relate. The Group contributes to separately administered defined benefit pension plans.

For defined benefit funds, plan assets are measured at fair value, while plan liabilities are measured on an actuarial basis using the projected unit credit method and discounted at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the plan liabilities. The expected return on plan assets is based on an assessment made at the beginning of the year of long-term market returns on scheme assets, adjusted for the effect on the fair value of plan assets of contributions received and benefits paid during the year. In measuring its defined benefit liability-past service costs are recognised as an expense on a straight-line basis over the period until the benefits become vested. To the extent that the benefits vest immediately following the introduction of, or changes to, a defined benefit plan, the past service costs are recognised immediately. When a settlement (eliminating all obligations for part or all of the benefits that have already accrued) or a curtailment (reducing future obligations as a result of material reduction in the scheme membership or a reduction in future entitlement) occurs, the obligation and related plan assets are re-measured using current actuarial assumptions and the resultant gain or loss is recognised in the income statement during the period in which the settlement or curtailment occurs.

The service cost of providing pension benefits to employees for the year is determined using the projected unit method and is recognised in the income statement. The difference between the expected return on plan assets and the unwinding of the discount on plan liabilities is recognised in the income statement.

Actuarial gains or losses are recognised directly in equity through the statement of recognised income and expenses. The full pension surplus or deficit is recorded in the balance sheet, with the exception of the impact of any recognition of past service costs. Surpluses recorded are restricted to the sum of any unrecognised past service costs and present value of any amounts the Group expects to recover by way of refunds from the plan or reductions in future contributions.

The Group also provides post-retirement healthcare benefits to certain employees in Canada, the Dominican Republic, South Africa and the United States. These are accounted for in a similar manner to the defined benefit pension plans. These benefits are unfunded.

Ordinary share capital
Ordinary shares issued by the Company are recorded at the net proceeds received, which is the fair value of the consideration received less costs that are incurred in connection with the share issue. The nominal par value of the shares issued is taken to the share capital account and any excess is recorded in the share premium account, including the costs that were incurred with the share issue.

Notes to the Financial Statements

6. Principal Accounting Policies (continued)

Share-based compensation plans
The Group makes share-based awards, including free shares and options, to certain employees.

Equity-settled awards
For equity-settled awards, the fair value is charged to the income statement and credited to retained earnings, on a straight line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest (taking into account the achievement of non-market based performance conditions). The fair value of the equity-settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions). The fair value is determined by external experts using option pricing models. At each balance sheet date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest, is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognised in the income statement with a corresponding entry within equity.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied. Where the terms of an equity-settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified over the original vesting period. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. Any compensation paid up to the fair value of the awards at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the income statement. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new awards are treated as if they are a modification of the original award, as described in the previous paragraph.

Cash-settled awards
For cash-settled awards, the fair value is re-calculated at each balance sheet date until the awards are settled, based on the estimated number of awards that are expected to vest adjusting for market and non-market based performance conditions. During the vesting period, a liability is recognised representing the portion of the vesting period which has expired at the balance sheet date times the fair value of the awards at that date. After vesting, the full fair value of the unsettled awards at each balance date is recognised as a liability. Movements in the liability are recognised in the income statement. The fair value is re-calculated using an option pricing model (refer to note 34).

Borrowing costs
Borrowing costs are recognised as an expense in the financial period incurred, except to the extent they are related to the establishment of a loan facility. In such cases they are capitalised and amortised over the life of the facility.

Comparatives
Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures, for the finalisation of the acquisition accounting (refer to note 7) and discontinued operations and disposals (refer to note 8).

7. Acquisitions

Current year business combinations
In January 2007, the Group exercised an option to obtain a 73.7% interest in the Frieda River copper-gold porphyry in Papua New Guinea for US$14 million.

Following an announcement in late 2006, in March 2007 the Group completed the exercise of its option to acquire a 62.5% interest in Sagittarius Mines Inc (SMI) for US$47 million. SMI is the holder of Tampakan copper-gold project. The Group now has management control of the Tampakan project.

In August 2007, the Group acquired the remaining 50% interest in the Narama thermal coal mine in Australia from Iluka Resources Limited (Iluka) for US$58 million.

In September 2007, the Group acquired the 16% of Cumnock Coal Limited which it previously did not own for US$22 million. Cumnock Coal Limited is a coal mining company, which was listed on the Australian Stock Exchange.

In October 2007, the Group acquired 85.85% of Austral Coal Limited (Austral) and obtained control of the company. By 21 December 2007, the Group had acquired the remaining 14.15% of the company. The total cost of these purchases was US$542 million. Austral owns the Tahmoor underground coking coal operation in the southern coalfields of New South Wales, Australia. The provisional fair values of the identifiable assets and liabilities of Austral as at the date of obtaining control were:

US$m	IFRS carrying value	Fair value adjustments	Provisional fair value to Group
Property, plant and equipment	166	563	729
Deferred tax assets	42	(38)	4
Prepayments	6	–	6
Inventories	14	–	14
Trade and other receivables	18	–	18
	246	525	771
Trade and other payables	(23)	(1)	(24)
Interest-bearing loans and borrowings	(167)	–	(167)
Provisions	(16)	(23)	(39)
Deferred tax liabilities	–	(169)	(169)
Net assets	40	332	372
Goodwill arising on acquisition			169
			541
Consideration:			
Net cash acquired with the subsidiary			(1)
Cash paid			512
Contingent consideration			30
			541

Notes to the Financial Statements

7. Acquisitions (continued)

The fair values are provisional due to the complexity and timing of the acquisition. The review of the fair value of the assets and liabilities acquired will continue for 12 months from the acquisition date. The Group's share of Austral's loss from the date of acquisition amounted to US$4 million. The goodwill balance is the result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities acquired and their tax bases.

In October 2007, the Group acquired the Anvil Hill coal project from Centennial Coal Company Limited for US$468 million. The Anvil Hill coal project is located in the Upper Hunter Valley, Australia. The provisional fair values of the identifiable assets and liabilities of Anvil Hill as at the date of acquisition were:

US$m	IFRS carrying value	Fair value adjustments	Provisional fair value to Group
Property, plant and equipment	228	274	502
Deferred tax assets	–	14	14
	228	288	516
Provisions	–	(48)	(48)
Deferred tax liabilities	(23)	23	–
Net assets	205	263	468
Consideration:			
Cash paid			445
Contingent consideration			23
			468

The fair values are provisional due to the timing of the acquisition. The review of the fair value of the assets and liabilities acquired will continue for 12 months from the acquisition date.

7. Acquisitions (continued)

Eland Platinum Holdings Limited

In November 2007, the Group acquired 100% of Eland Platinum Holdings Limited (Eland). Eland was previously listed on the Johannesburg stock exchange and holds an indirect 65% interest in the Elandsfontein platinum project. The Group also acquired an additional 9% interest in the Elandsfontein platinum project increasing the Group's interest in the project to 74%. In addition to the Elandsfontein platinum project, Eland has controlling interests in Madibeng Platinum (Pty) Ltd and Beestkraal Platinum Mines (Pty) Ltd. These companies own the rights to other platinum resources in South Africa. The total cost of the acquisition was US$1,113 million. The provisional fair values of the identifiable assets and liabilities of Eland (including the additional interest in the Elandsfontein Project) as at the date of acquisition were:

US$m	IFRS carrying value	Fair value adjustments	Provisional fair value to Group
Property, plant and equipment	185	1,371	1,556
Inventories	16	–	16
Trade and other receivables	4	–	4
	205	1,371	1,576
Trade and other payables	(13)	–	(13)
Interest-bearing loans and borrowings	(86)	–	(86)
Provisions	(5)	–	(5)
Deferred tax liabilities	(2)	(398)	(400)
Income taxes payable	(1)	–	(1)
Net assets	98	973	1,071
Minority interests	(37)	(369)	(406)
Net attributable assets	61	604	665
Goodwill arising on acquisition			398
			1,063
Consideration:			
Net cash acquired with the subsidiary			(50)
Cash paid			1,113
			1,063

The fair values are provisional due to the timing and complexity of the acquisition. The review of the fair value of the assets and liabilities acquired will continue for 12 months from the acquisition date. The Group's share of Eland's loss from the date of acquisition amounted to US$4 million. The goodwill balance is the result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities acquired and their tax bases.

If the above combinations had taken place at the beginning of 2007, the Group's results would have been:

US$m	2007
Revenue	**29,256**
Profit before interest, taxation, depreciation and amortisation	**11,314**
Profit before interest and taxation	**9,141**
Profit for the year	**5,866**

Notes to the Financial Statements

7. Acquisitions (continued)

Prior year business combinations
Falconbridge Limited
The Group obtained control of Falconbridge Limited (Falconbridge) in August 2006 for a total cash cost of US$18,819 million including transaction costs. As at 31 December 2006 the fair values of the identified assets and liabilities acquired were provisional, due to the timing and complexity of the acquisition. During 2007, these values were finalised as follows in accordance with IFRS 3 'Business Combinations':

US$m	Provisional fair value as previously reported	Fair value adjustments[a]	Fair value at acquisition
Intangible assets	267	701	968
Property, plant and equipment	18,692	(648)	18,044
Inventories	2,306	(1)	2,305
Trade and other receivables	1,372	3	1,375
Investments in associates	134	-	134
Available-for-sale financial assets	140	10	150
Derivative financial assets	56	-	56
Other financial assets	125	(83)	42
Prepayments	61	2	63
	23,153	(16)	23,137
Trade and other payables	(1,804)	(15)	(1,819)
Interest-bearing loans and borrowings	(3,800)	–	(3,800)
Derivative financial liabilities	(125)	–	(125)
Provisions	(1,239)	(164)	(1,403)
Pension deficit	(235)	(76)	(311)
Deferred tax liabilities	(3,081)	(331)	(3,412)
Income tax payable	(339)	(14)	(353)
Net assets	12,530	(616)	11,914
Minority interests	(45)	(426)	(471)
Net attributable assets	12,485	(1,042)	11,443
Goodwill*	2,859	486	3,345
Net attributable assets including goodwill	15,344	(556)	14,788

	Provisional	Adjustments	Final
Total consideration:			
Net cash acquired with the subsidiary	(879)	–	(879)
Acquisition costs	68	–	68
Cash paid for 19.9% acquired in 2005	1,715	–	1,715
Cash paid for 80.1% acquired in 2006	17,036	–	17,036
	17,940	-	17,940

7. Acquisitions (continued)

US$m	Provisional	Adjustments	Final
Goodwill arising on acquisition on 19.9% interest in Falconbridge in 2005:			
Cash paid	1,715	–	1,715
Less fair value of the 19.9% share of the attributable net assets acquired**	(1,715)	–	(1,715)
Goodwill	–	–	–
Goodwill arising on acquisition on 80.1% interest in Falconbridge in 2006:			
80.1% of net cash acquired with the subsidiary	(704)	–	(704)
Acquisition costs	68	–	68
Cash paid	17,036	–	17,036
	16,400	–	16,400
Less 80.1% share of the attributable net assets acquired	(12,291)	446	(11,845)
Goodwill on 80.1% acquisition***	4,109	446	4,555
Goodwill from above*	2,859	486	3,345
Total goodwill(b)	6,968	932	7,900

* This goodwill balance is the result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities and their tax bases.

** In accordance with IFRS, this represents 19.9% of the fair value of the net assets at the date of acquisition in 2005.

*** Included in this goodwill are certain intangible assets that cannot be individually separated or reliably measured from the acquisition due to their nature. These items include the expected value of synergies and an assembled workforce.

(a) The fair values of identified assets and liabilities acquired have been finalised in 2007. This has resulted in updates to a number of fair values reflected at 31 December 2006. The main adjustments relate to:
- Intangibles increased after a review to identify such assets was undertaken, and includes long-term feed contracts and rights to a hydroelectricity development project.
- Valuations of property, plant and equipment were finalised resulting in a decrease in value.
- Provision balances have increased following a review of the level of provisioning, particularly with regard to rehabilitation and restoration obligations.
- The pension deficit obligations have increased as a result of further assessments of future obligations and actuarial assumptions.
- A net increase in tax liabilities following a thorough review of tax obligations on acquisition.
- A review of joint venture arrangements was undertaken to assess whether the Group has joint control or control over such entities. In one instance, it was determined that the Group controlled as opposed to jointly controlled the operation. Accordingly, this entity has been consolidated as opposed to proportionally consolidated. This has resulted in an increase to property, plant and equipment and minority interests.

(b) As required by IFRS 3, all adjustments made in finalising the acquisition accounting have been presented as if the accounting had been completed on the acquisition date. Accordingly, the additional goodwill recorded as a result of the finalisation of the acquisition accounting is subject to impairment testing at 31 December 2006. This has resulted in an additional impairment charge of US$446 million which, in accordance with IFRS 3, has been recognised in the income statement for the year ended 31 December 2006, increasing the total impairment charge to US$1,824 million. There was no other significant income statement impact arising as a result of finalising the acquisition accounting.

From the date of acquisition to 31 December 2006, Falconbridge contributed a profit of US$1,218 million to the Group prior to the impairment expense of US$1,824 million.

Notes to the Financial Statements

7. Acquisitions (continued)

Tintaya

In June 2006, the Group acquired 100% of the Tintaya copper mine in Peru. At 31 December 2006, the fair value of the identifiable assets and liabilities was provisional due to the complexity of the acquisition. In 2007, the acquisition accounting was finalised as follows:

US$m	Provisional fair value as previously reported	Fair value adjustments[a]	Fair value at acquisition
Property, plant and equipment	791	26	817
Prepayments	1	–	1
Inventories	90	–	90
Trade and other receivables	139	–	139
	1,021	26	1,047
Trade and other payables	(33)	–	(33)
Provisions	(94)	–	(94)
Deferred tax liabilities	(139)	(8)	(147)
Income tax payable	(33)	–	(33)
Net assets	722	18	740
Goodwill arising on acquisition[b]	125	8	133
Cost	847	26	873
Consideration:			
Net cash acquired with the subsidiary	(5)	–	(5)
Cash paid	816	–	816
Contingent consideration	36	26	62
	847	26	873

[a] These adjustments arose due to the finalisation of valuations of property, plant and equipment that increased the contingent consideration payable by an equivalent amount.

[b] The goodwill balance is a result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities and their tax bases. As discussed above, this balance was subject to impairment testing as at 31 December 2006 and it has been determined that no impairment existed. There were no other significant income statement impacts arising as a result of finalising the acquisition accounting.

From the date of acquisition to 31 December 2006, Tintaya contributed a profit of US$189 million to the Group.

7. Acquisitions (continued)

Cerrejón

The Group purchased a 33⅓% interest in the Cerrejón thermal coal operation in Colombia in April 2006. The acquisition accounting was provisional at 31 December 2006 due to the complexity of the acquisition. In 2007, the acquisition accounting was finalised as follows:

US$m	Provisional fair value as previously reported	Fair value adjustments[a]	Fair value at acquisition
Property, plant and equipment	1,688	–	1,688
Investment in associates	–	–	–
Derivative financial assets	70	–	70
Inventories	44	–	44
Trade and other receivables	85	–	85
	1,887	–	1,887
Trade and other payables	(79)	–	(79)
Provisions	(3)	–	(3)
Deferred tax liabilities	(477)	–	(477)
Income tax payable	(17)	–	(17)
Derivative financial liabilities	(60)	–	(60)
Net assets	1,251	–	1,251
Goodwill arising on acquisition[b]	464	–	464
Cost	1,715	–	1,715
Consideration:			
Net cash acquired with the joint venture interest	(9)	–	(9)
Acquisition costs	5	–	5
Cash paid	1,719	–	1,719
	1,715	–	1,715

[a] The fair values of identified assets and liabilities acquired have been finalised. There were no changes to the provisional fair values at 31 December 2006.

[b] The goodwill balance is a result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities and their tax bases. As discussed above, this balance was subject to impairment testing as at 31 December 2006 and it has been determined that no impairment existed.

From the date of acquisition to 31 December 2006, Cerrejon contributed a profit of US$76 million to the Group.

Tavistock TESA Joint Venture

On 1 December 2006, the Group agreed to purchase the remaining 50% interest in the Tavistock TESA joint venture in South Africa from its joint venture partner, Total Coal South Africa (Pty) Ltd for US$49 million.

If the above combinations had taken place at the beginning of 2006, the Group's results would have been:

US$m	2006
Revenue	26,877
Profit before interest, taxation, depreciation and amortisation	9,680
Profit before interest and taxation	6,381
Profit for the year	3,477

Notes to the Financial Statements

7. Acquisitions (continued)

Consolidated information
The below information is provided in aggregate for all business combinations in 2007 and 2006:

US$m	2007	2006
Intangible assets	–	968
Property, plant and equipment	2,997	20,575
Inventories	30	2,439
Trade and other receivables	38	1,601
Investments in associates	–	134
Financial assets	–	318
Prepayments	6	64
	3,071	26,099
Trade and other payables	(46)	(1,931)
Interest-bearing loans and borrowings	(301)	(3,800)
Derivative financial liabilities	–	(185)
Provisions	(92)	(1,500)
Pension deficit	–	(311)
Deferred tax liabilities	(572)	(4,036)
Income tax payable	(1)	(403)
Net assets	2,059	13,933
Minority interests	(429)	(471)
Net attributable assets	1,630	13,462
Goodwill	589	8,497
Net attributable assets including goodwill	2,219	21,959
Consideration:		
Net cash acquired with the subsidiary	(52)	(914)
Acquisition costs	3	73
Cash paid in prior year	–	1,715
Cash paid in current year	2,179	19,620
Contingent consideration	89	62
	2,219	20,556

7. Acquisitions (continued)

Interests in joint ventures

Prior year interests in joint ventures

Effective 1 July 2006, the Group concluded an agreement with African Rainbow Minerals Limited (ARM), to establish a new black majority owned company, ARM Coal, to be 51% owned by ARM and 49% by Xstrata. ARM is listed on the Johannesburg Stock Exchange and is controlled by historically disadvantaged South Africans (HDSAs).

ARM Coal holds a 20% participation share in the Group's existing South African coal business, and a majority 51% interest in the Goedgevonden project, through a joint venture with the Group. ARM contributed ZAR400 million (US$56 million) in cash for its 51% shareholding in ARM Coal. The Group facilitated ARM Coal's entry by funding the acquisition of 51% of the Goedgevonden project for ZAR 765 million (US$107 million) and will provide all the funding required to commission this project. The Group's funding, including debt allocated to the existing South African coal business, was on preferential terms through the use of interest and capital repayment holidays. ARM Coal receives a proportion of the cash flows from operations with the balance used to repay debt. In August 2006, ARM exercised an option to acquire a further 10% direct interest in the Group's coal operations in South Africa, excluding the Goedgevonden project, for ZAR400 million (US$56 million) and an effective interest in Xstrata's South African coal business of 36%.

During 2006, the Mototolo joint venture, the terms of which were agreed with Anglo Platinum in 2005, was completed. During the first half of 2006, the Group and Kagiso Trust Investments (Kagiso) formed a black economic empowerment partnership in respect of Xstrata's 50% interest in the Mototolo joint venture. Kagiso acquired 26% of the Group's 50% interest, resulting in Kagiso owning a fully participative 13% interest in the earnings of the Mototolo joint venture. The Group retained a 37% interest in the Mototolo joint venture. To acquire this interest, Kagiso agreed to fund the joint venture expenditure costs (both incurred and in the future) in proportion to its interest.

Notes to the Financial Statements

8. Discontinued operations and disposals

Disposals

Aluminium

The Aluminium business was sold on 18 May 2007 to Apollo Management LP. The disposal proceeds amounted to US$1,150 million before disposal costs of US$24 million, resulting in the Group realising a gain of US$1 million after tax of US$12 million. The results of the aluminium business for the periods ended are presented below:

US$m	01.01.07 to 18.05.07	15.08.06 to 31.12.06
Revenue	542	530
Cost of sales (before depreciation and amortisation)	(406)	(396)
Distribution costs	(9)	(11)
Administrative expenses	(7)	–
Profit before interest, taxation, depreciation and amortisation	120	123
Depreciation and amortisation – cost of sales	(31)	(25)
Profit before interest and taxation	89	98
Finance income	2	2
Finance costs	(2)	(7)
Profit before taxation	89	93
Income tax expense	(37)	(29)
Profit for the period from discontinued operation	52	64
Gain on disposal of the discontinued operation	1	–
Profit after tax for the period from discontinued operations	53	64

The carrying value of the major classes of assets and liabilities at the date of the sale were:

US$m	at 18.05.07
Intangible assets	139
Property, plant and equipment	1,011
Inventories	215
Trade and other receivables	176
Other financial assets	31
Trade and other payables	(92)
Interest-bearing loans and borrowings	(1)
Provisions	(37)
Pension deficit	(19)
Deferred tax liabilities	(298)
Income tax payable	(6)
Net assets	1,119
Cash inflow on disposal:	
Cash disposed of with the subsidiary	(6)
Cash received	1,150
Disposal costs	(24)
Net cash inflow	1,120
Gain on disposal of the discontinued operation	1

8. Discontinued operations and disposals (continued)

Earnings per share from discontinued operations:

US$	2007	2006
Basic earnings per share	**0.06**	0.08
Diluted earnings per share	**0.05**	0.08

The cash flows arising from the aluminium business unit up to the date of sale were operational in nature and were materially the same as its profits.

Following the acquisition of 100% of the assets of Cumnock Coal in September (refer above), in December 10% of the assets were sold for US$7 million.

Prior year disposals
On 19 October 2006, the Group disposed of its Cook coal operation to Caledon Resources Limited. A gain of $16 million was recognised on the disposal.

Consolidated information
The below information is provided in aggregate for all disposals in both 2007 and 2006:

US$m	2007	2006
Intangible assets	**139**	–
Property, plant and equipment	**1,018**	14
Inventories	**216**	1
Trade and other receivables	**176**	1
Financial assets	**31**	–
	1,580	16
Trade and other payables	**(93)**	–
Interest-bearing loans and borrowings	**(1)**	–
Provisions	**(37)**	–
Pension deficit	**(19)**	–
Deferred tax liabilities	**(298)**	–
Income tax payable	**(6)**	–
Net assets	**1,126**	16
Consideration:		
Net cash disposed of with the subsidiary	**(6)**	–
Cash received	**1,150**	24
Disposal costs	**(24)**	–
Contingent consideration	**7**	8
Total consideration	**1,127**	32
Gain on disposal of the discontinued operation	**1**	16

Notes to the Financial Statements

9. Segmental Analysis

The Group's primary reporting format is business segments and its secondary format is geographical segments. The operating businesses are organised and managed separately according to the nature of the products produced, with each segment representing a strategic business unit that offers different products and serves different markets. Transfer prices between business segments are set on an arm's length basis in a manner similar to transactions with third parties. The Group's geographical segments are determined by the location of the Group's assets and operations.

Business segments
The following tables present revenue and profit information and certain asset and liability information regarding the Group's business segments for the years ended 31 December 2007 and 2006.

US$m	Before exceptional items	Exceptional items	2007	Before exceptional items	Exceptional items	2006
Revenue						
External parties:						
Coal – Thermal	**3,614**	**–**	**3,614**	3,019	–	3,019
Coal – Coking	**587**	**–**	**587**	598	–	598
Coal	**4,201**	**–**	**4,201**	3,617	–	3,617
Chrome	**1,064**	**–**	**1,064**	748	–	748
Platinum	**129**	**–**	**129**	12	–	12
Vanadium	**159**	**–**	**159**	199	–	199
Copper	**12,794**	**–**	**12,794**	7,007	–	7,007
Nickel	**5,252**	**–**	**5,252**	1,678	–	1,678
Zinc Lead	**4,726**	**–**	**4,726**	3,721	–	3,721
Technology	**217**	**–**	**217**	120	–	120
Revenue (continuing operations)	**28,542**	**–**	**28,542**	17,102	–	17,102
Inter-segmental:						
Coal	**3**	**–**	**3**	3	–	3
Copper	**65**	**–**	**65**	23	–	23
Nickel	**131**	**–**	**131**	41	–	41
Zinc Lead	**214**	**–**	**214**	59	–	59
Eliminations	**(413)**	**–**	**(413)**	(126)	–	(126)
Group revenues	**28,542**	**–**	**28,542**	17,102	–	17,102
Discontinued operations:						
Aluminium	**542**	**–**	**542**	530	–	530
Total	**29,084**	**–**	**29,084**	17,632	–	17,632

9. Segmental Analysis (continued)						
US$m	Before exceptional items	Exceptional items	2007	Before exceptional items	Exceptional items	2006
Profit before interest, taxation, depreciation and amortisation (EBITDA)						
Coal – Thermal	977	–	977	947	16	963
Coal – Coking	214	–	214	300	–	300
Coal	1,191	–	1,191	1,247	16	1,263
Chrome	310	–	310	141	–	141
Platinum	66	(25)	41	11	–	11
Vanadium	72	–	72	111	–	111
Copper	4,987	–	4,987	3,349	–	3,349
Nickel	2,577	275	2,852	788	–	788
Zinc Lead	1,810	–	1,810	1,477	–	1,477
Technology	47	–	47	26	–	26
Segment EBITDA (continuing operations)	11,060	250	11,310	7,150	16	7,166
Share of results from associates (net of tax, continuing operations):						
Coal	3	–	3	2	–	2
Zinc Lead	12	–	12	2	–	2
EBITDA (continuing operations)	11,075	250	11,325	7,154	16	7,170
Unallocated	(187)	–	(187)	(170)	13	(157)
	10,888	250	11,138	6,984	29	7,013
EBITDA (discontinuing operations):						
Aluminium	120	13	133	123	–	123
Total	11,008	263	11,271	7,107	29	7,136

Notes to the Financial Statements

9. Segmental Analysis (continued)

US$m	Before Exceptional items	Exceptional items	2007	Before Exceptional items	Exceptional items	2006
Depreciation and amortisation						
Depreciation:						
Coal	470	–	470	356	–	356
Chrome	43	–	43	23	–	23
Platinum	7	–	7	–	–	–
Vanadium	8	–	8	6	–	6
Copper	820	–	820	495	–	495
Nickel	349	–	349	162	–	162
Zinc Lead	292	–	292	149	–	149
Technology	1	–	1	1	–	1
Depreciation (continuing operations)	1,990	–	1,990	1,192	–	1,192
Unallocated	4	–	4	4	–	4
	1,994	–	1,994	1,196	–	1,196
Discontinued operations:						
Aluminium	31	–	31	25	–	25
Total	2,025	–	2,025	1,221	–	1,221
Amortisation:						
Coal	34	–	34	1	–	1
Chrome	1	–	1	–	–	–
Copper	4	–	4	4	–	4
Nickel	56	–	56	12	–	12
Zinc Lead	1	–	1	1	–	1
Technology	3	–	3	3	–	3
Amortisation (continuing operations)	99	–	99	21	–	21
Unallocated	3	–	3	2	–	2
	102	–	102	23	–	23
Coal	504	–	504	357	–	357
Chrome	44	–	44	23	–	23
Platinum	7	–	7	–	–	–
Vanadium	8	–	8	6	–	6
Copper	824	–	824	499	–	499
Nickel	405	–	405	174	–	174
Zinc Lead	293	–	293	150	–	150
Technology	4	–	4	4	–	4
Depreciation and amortisation (from continuing operations)	2,089	–	2,089	1,213	–	1,213
Unallocated	7	–	7	6	–	6
	2,096	–	2,096	1,219	–	1,219
Discontinued operations:						
Aluminium	31	–	31	25	–	25
Total	2,127	–	2,127	1,244	–	1,244

9. Segmental Analysis (continued)						
US$m	Before exceptional items	Exceptional items	2007	Before exceptional items	Exceptional items	2006
Impairment of assets						
Copper	–	–	–	–	792	792
Zinc Lead	–	–	–	–	1,032	1,032
Total impairment of assets (continuing operations)	–	–	–	–	1,824	1,824
Profit before interest and taxation (EBIT)						
Segment result:						
Coal – Thermal	544	–	544	640	16	656
Coal – Coking	143	–	143	250	–	250
Coal	687	–	687	890	16	906
Chrome	266	–	266	118	–	118
Platinum	59	(25)	34	11	–	11
Vanadium	64	–	64	105	–	105
Copper	4,163	–	4,163	2,850	(792)	2,058
Nickel	2,172	275	2,447	614	–	614
Zinc Lead	1,517	–	1,517	1,327	(1,032)	295
Technology	43	–	43	22	–	22
Segment EBIT (continuing operations)	8,971	250	9,221	5,937	(1,808)	4,129
Share of results from associates (net of tax, continuing operations):						
Coal	3	–	3	2	–	2
Zinc Lead	12	–	12	2	–	2
EBIT (continuing operations)	8,986	250	9,236	5,941	(1,808)	4,133
Unallocated	(194)	–	(194)	(176)	13	(163)
	8,792	250	9,042	5,765	(1,795)	3,970
Finance income	142	74	216	110	170	280
Finance expense	(935)	(196)	(1,131)	(639)	(235)	(874)
Profit before taxation	7,999	128	8,127	5,236	(1,860)	3,376
Income tax expense	(2,301)	(10)	(2,311)	(1,545)	11	(1,534)
Profit from continuing operations	5,698	118	5,816	3,691	(1,849)	1,842
Profit after tax from discontinued operations:						
Aluminium	52	1	53	64	–	64
Total	5,750	119	5,869	3,755	(1,849)	1,906

Notes to the Financial Statements

9. Segmental Analysis (continued)

US$m	At 31.12.07	At 31.12.06
Total assets		
Before tax assets and investments in associates:		
Coal	**11,365**	8,860
Chrome	**1,290**	1,146
Platinum	**2,194**	108
Vanadium	**159**	170
Copper	**19,825**	19,256
Nickel	**9,402**	9,178
Zinc Lead	**7,015**	6,407
Technology	**140**	104
Total segmental assets (continuing operations)	**51,390**	45,229
Unallocated*	**666**	660
	52,056	45,889
Discontinued operation:		
Aluminium	**–**	1,630
Total	**52,056**	47,519
Deferred tax assets:		
Coal	**2**	–
Chrome	**2**	2
Copper	**–**	6
Zinc Lead	**3**	8
Total deferred tax assets (continuing operations)	**7**	16
Unallocated	**–**	2
Discontinued operations:	**7**	18
Aluminium	**–**	4
Total	**7**	22
Investment in associates:		
Coal	**54**	48
Zinc Lead	**132**	131
Total investment in associates (continuing operations)	**186**	179
Total assets		
Coal	**11,421**	8,908
Chrome	**1,292**	1,148
Platinum	**2,194**	108
Vanadium	**159**	170
Copper	**19,825**	19,262
Nickel	**9,402**	9,178
Zinc Lead	**7,150**	6,546
Technology	**140**	104
Total assets (from continuing operations)	**51,583**	45,424
Unallocated*	**666**	662
	52,249	46,086
Discontinued operations:		
Aluminium	**–**	1,634
Total assets	**52,249**	47,720

*Includes corporate assets not directly attributable to business segments.

9. Segmental Analysis (continued)		
US$m	At 31.12.07	At 31.12.06
Total liabilities		
Before tax liabilities, interest-bearing loans and borrowings:		
Coal	1,304	740
Chrome	158	106
Platinum	20	37
Vanadium	25	24
Copper	2,438	2,142
Nickel	1,354	749
Zinc Lead	1,362	1,234
Technology	108	55
Total segmental liabilities (continuing operations)	6,769	5,087
Unallocated	589	774
	7,358	5,861
Discontinued operations:		
Aluminium	–	225
Total	7,358	6,086
Tax liabilities, interest-bearing loans and borrowings:*		
Coal	1,872	1,826
Chrome	188	144
Platinum	447	–
Copper	3,059	3,313
Nickel	1,476	1,477
Zinc Lead	710	680
Technology	10	3
Total tax liabilities, interest bearing loans and borrowings (continuing operations)	7,762	7,443
Unallocated	11,871	14,296
	19,633	21,739
Discontinued operations:		
Aluminium	–	303
Total	19,633	22,042
Total liabilities		
Coal	3,176	2,566
Chrome	346	250
Platinum	467	37
Vanadium	25	24
Copper	5,497	5,455
Nickel	2,830	2,226
Zinc Lead	2,072	1,914
Technology	118	58
Total liabilities (from continuing operations)	14,531	12,530
Unallocated	12,460	15,070
	26,991	27,600
Discontinued operations:		
Aluminium	–	528
Total	26,991	28,128

*These liabilities are included in interest-bearing loans and borrowings, convertible borrowings, deferred tax liabilities and income taxes payable line items in the balance sheet.

Notes to the Financial Statements

9. Segmental Analysis (continued)		
US$m	At 31.12.07	At 31.12.06
Net assets		
Before tax assets and liabilities, investment in associates, interest bearing loans and borrowings:		
Coal	**10,061**	8,120
Chrome	**1,132**	1,040
Platinum	**2,174**	71
Vanadium	**134**	146
Copper	**17,387**	17,114
Nickel	**8,048**	8,429
Zinc Lead	**5,653**	5,173
Technology	**32**	49
Total segmental net assets (continuing operations)	**44,621**	40,142
Unallocated*	**77**	(114)
	44,698	40,028
Discontinued operations:		
Aluminium	**-**	1,405
Total	**44,698**	41,433
Deferred tax assets, tax liabilities, interest bearing loans and borrowings:		
Coal	**(1,870)**	(1,826)
Chrome	**(186)**	(142)
Platinum	**(447)**	–
Copper	**(3,059)**	(3,307)
Nickel	**(1,476)**	(1,477)
Zinc Lead	**(707)**	(672)
Technology	**(10)**	(3)
Total (continuing operations)	**(7,755)**	(7,427)
Unallocated*	**(11,871)**	(14,294)
	(19,626)	(21,721)
Discontinued operations:		
Aluminium	**-**	(299)
Total	**(19,626)**	(22,020)
Investment in associates:		
Coal	**54**	48
Zinc Lead	**132**	131
Total (continuing operations)	**186**	179
Net assets		
Coal	**8,245**	6,342
Chrome	**946**	898
Platinum	**1,727**	71
Vanadium	**134**	146
Copper	**14,328**	13,807
Nickel	**6,572**	6,952
Zinc Lead	**5,078**	4,632
Technology	**22**	46
Net assets (from continuing operations)	**37,052**	32,894
Unallocated*	**(11,794)**	(14,408)
	25,258	18,486
Discontinued operations:		
Aluminium	**-**	1,106
Total	**25,258**	19,592

*Includes corporate assets and liabilities not directly attributable to business segments.

9. Segmental Analysis (continued)		
US$m	2007	2006
Capital expenditure		
Sustaining:		
Coal	**460**	226
Chrome	**47**	36
Vanadium	**9**	4
Copper	**425**	191
Nickel	**281**	68
Zinc Lead	**219**	114
Technology	**3**	1
Total sustaining (continuing operations)	**1,444**	640
Unallocated	**11**	4
	1,455	644
Discontinued operations		
Aluminium	**12**	18
Total	**1,467**	662
Expansionary:		
Coal	**347**	289
Chrome	**46**	161
Platinum	**17**	58
Vanadium	**1**	1
Copper	**296**	159
Nickel	**424**	120
Zinc Lead	**285**	158
Technology	**1**	1
Total expansionary (continuing operations)	**1,417**	947
Discontinued operations		
Aluminium	**1**	4
Total	**1,418**	951
Total capital expenditure:		
Coal	**807**	515
Chrome	**93**	197
Platinum	**17**	58
Vanadium	**10**	5
Copper	**721**	350
Nickel	**705**	188
Zinc Lead	**504**	272
Technology	**4**	2
Total (from continuing operations)	**2,861**	1,587
Unallocated	**11**	4
	2,872	1,591
Discontinued operations		
Aluminium	**13**	22
Total	**2,885**	1,613

Notes to the Financial Statements

9. Segmental Analysis (continued)

The average number of employees, which includes executive directors and excludes contractors, during the year was as follows:

	2007	2006
Coal	**9,179**	7,797
Chrome	**7,000**	6,374
Platinum	**974**	464
Vanadium	**525**	530
Copper	**10,368**	5,619
Nickel	**4,738**	1,586
Zinc Lead	**4,734**	4,562
Technology	**77**	65
Total (continuing operations)	**37,595**	26,997
Unallocated	**103**	76
	37,698	27,073
Discontinued operations		
Aluminium	**1,250**	1,125
Total	**38,948**	28,198

The average number of contractors during the year was as follows:

	2007	2006
Coal	**6,156**	5,378
Chrome	**4,025**	3,912
Platinum	**398**	227
Vanadium	**236**	1,188
Copper	**8,425**	3,135
Nickel	**1,332**	310
Zinc Lead	**1,684**	1,511
Technology	**62**	61
Total (continuing operations)	**22,318**	15,722
Unallocated	**5**	–
	22,323	15,722
Discontinued operations		
Aluminium	**178**	160
Total	**22,501**	15,882

9. Segmental Analysis (continued)

Geographical segments
The following tables present revenue and profit information and certain asset and liability information regarding the Group's geographical segments for the years ended 31 December 2007 and 2006.

For the year ended 31 December

US$m	Before exceptional items	Exceptional items	2007	Before exceptional items	Exceptional items	2006
Revenue by origin						
External parties:						
Africa	2,272	–	2,272	1,673	–	1,673
North America	10,448	–	10,448	3,878	–	3,878
South America	7,673	–	7,673	4,142	–	4,142
Australasia	5,490	–	5,490	4,815	–	4,815
Europe	2,659	–	2,659	2,594	–	2,594
Revenue (continuing operations)	28,542	–	28,542	17,102	–	17,102
Inter-segmental:						
North America	199	–	199	188	–	188
South America	1,667	–	1,667	374	–	374
Australasia	809	–	809	611	–	611
Europe	101	–	101	15	–	15
Eliminations	(2,776)	–	(2,776)	(1,188)	–	(1,188)
Group revenues	28,542	–	28,542	17,102	–	17,102
Discontinued operations:						
North America	542	–	542	530	–	530
Total	29,084	–	29,084	17,632	–	17,632
Revenue by destination						
External parties:						
Africa	449	–	449	228	–	228
North America	7,000	–	7,000	3,365	–	3,365
South America	1,582	–	1,582	689	–	689
Asia	8,594	–	8,594	5,279	–	5,279
Australasia	1,176	–	1,176	922	–	922
Europe	9,662	–	9,662	6,532	–	6,532
Middle east	79	–	79	87	–	87
Revenue (continuing operations)	28,542	–	28,542	17,102	–	17,102
Inter-segmental:						
North America	199	–	199	493	–	493
South America	1,667	–	1,667	69	–	69
Australasia	809	–	809	18	–	18
Europe	101	–	101	608	–	608
Eliminations	(2,776)	–	(2,776)	(1,188)	–	(1,188)
Group Revenues	28,542	–	28,542	17,102	–	17,102
Discontinued operations:						
North America	542	–	542	530	–	530
Total	29,084	–	29,084	17,632	–	17,632

Notes to the Financial Statements

9. Segmental Analysis (continued)

US$m	Before exceptional items	Exceptional items	2007	Before exceptional items	Exceptional items	2006
EBITDA						
Africa	**683**	**(25)**	**658**	439	–	439
North America	**2,799**	**275**	**3,074**	1,148	–	1,148
South America	**4,614**	**–**	**4,614**	2,493	–	2,493
Australasia	**2,475**	**–**	**2,475**	2,520	16	2,536
Europe	**489**	**–**	**489**	550	–	550
Segment EBITDA (continuing operations)	**11,060**	**250**	**11,310**	7,150	16	7,166
Share of results from associates (net of tax, continuing operations):						
North America	**12**	**–**	**12**	2	–	2
Australasia	**3**	**–**	**3**	2	–	2
EBITDA (continuing operations)	**11,075**	**250**	**11,325**	7,154	16	7,170
Unallocated	**(187)**	**–**	**(187)**	(170)	13	(157)
	10,888	**250**	**11,138**	6,984	29	7,013
EBITDA (discontinued operations)						
North America	**120**	**13**	**133**	123	–	123
Total	**11,008**	**263**	**11,271**	7,107	29	7,136

9. Segmental Analysis (continued)						
US$m	Before exceptional items	Exceptional items	2007	Before exceptional items	Exceptional items	2006
Depreciation and amortisation						
Depreciation:						
Africa	**151**	–	**151**	106	–	106
North America	**526**	–	**526**	272	–	272
South America	**750**	–	**750**	392	–	392
Australasia	**521**	–	**521**	386	–	386
Europe	**42**	–	**42**	36	–	36
Depreciation (continuing operations)	**1,990**	–	**1,990**	1,192	–	1,192
Unallocated	**4**	–	**4**	4	–	4
	1,994	–	**1,994**	1,196	–	1,196
Discontinued operations:						
North America	**31**	–	**31**	25	–	25
Total	**2,025**		**2,025**	1,221	–	1,221
Amortisation:						
Africa	**34**	–	**34**	–	–	–
North America	**58**	–	**58**	13	–	13
South America	**1**	–	**1**	3	–	3
Australasia	**5**	–	**5**	4	–	4
Europe	**1**	–	**1**	1	–	1
Amortisation (continuing operations)	**99**	–	**99**	21	–	21
Unallocated	**3**	–	**3**	2	–	2
	102	–	**102**	23	–	23
Total:						
Africa	**185**	–	**185**	106	–	106
North America	**584**	–	**584**	285	–	285
South America	**751**	–	**751**	395	–	395
Australasia	**526**	–	**526**	390	–	390
Europe	**43**	–	**43**	37	–	37
Depreciation and amortisation (from continuing operations)	**2,089**	–	**2,089**	1,213	–	1,213
Unallocated	**7**	–	**7**	6	–	6
	2,096	–	**2,096**	1,219	–	1,219
Discontinued operations:						
North America	**31**	–	**31**	25	–	25
Total	**2,127**	–	**2,127**	1,244	–	1,244
Impairment of assets						
Unallocated*	–	–	–	–	1,824	1,824
Total impairment of assets (continuing operations)	–	–	–	–	1,824	1,824
Represented by:*						
Copper Americas	–	–	–	–	792	792
Zinc Lead	–	–	–	–	1,032	1,032
Total	–	–	–	–	1,824	1,824

Notes to the Financial Statements

9. Segmental Analysis (continued)

US$m	Before exceptional items	Exceptional items	2007	Before exceptional items	Exceptional items	2006
EBIT						
Segment result:						
Africa	498	(25)	473	333	–	333
North America	2,215	275	2,490	863	–	863
South America	3,863	–	3,863	2,098	–	2,098
Australasia	1,949	–	1,949	2,130	16	2,146
Europe	446	–	446	513	–	513
Segment EBIT (continuing operations)	8,971	250	9,221	5,937	16	5,953
Share of results from associates (net of tax, continuing operations):						
North America	12	–	12	2	–	2
Australasia	3	–	3	2	–	2
EBIT (continuing operations)	8,986	250	9,236	5,941	16	5,957
Unallocated	(194)	–	(194)	(176)	(1,811)	(1,987)
	8,792	250	9,042	5,765	(1,795)	3,970
Finance income	142	74	216	110	170	280
Finance expense	(935)	(196)	(1,131)	(639)	(235)	(874)
Profit before taxation	7,999	128	8,127	5,236	(1,860)	3,376
Income tax expense	(2,301)	(10)	(2,311)	(1,545)	11	(1,534)
Profit from continuing operations	5,698	118	5,816	3,691	(1,849)	1,842
Profit after tax from discontinued operations:						
North America	52	1	53	64	–	64
Total	5,750	119	5,869	3,755	(1,849)	1,906

9. Segmental Analysis (continued)

US$m	At 31.12.07	At 31.12.06
Total assets		
Before tax assets and investment in associates:		
Africa	**6,378**	3,902
North America	**9,703**	9,591
South America	**18,023**	19,044
Australasia	**12,420**	8,037
Europe	**2,135**	1,924
Total segmental assets (continuing operations)	**48,659**	42,498
Unallocated*	**3,397**	3,391
	52,056	45,889
Discontinued operations:		
North America	**–**	1,630
Total	**52,056**	47,519
Deferred tax assets:		
Africa	**4**	2
North America	**–**	6
Europe	**3**	8
Total (continuing operations)	**7**	16
Unallocated	**–**	2
	7	18
Discontinued operations:		
North America	**–**	4
Total	**7**	22
Investment in associates:		
Africa	**4**	2
North America	**132**	131
Australasia	**50**	46
Total (continuing operations)	**186**	179
Total assets		
Africa	**6,386**	3,906
North America	**9,835**	9,728
South America	**18,023**	19,044
Australasia	**12,470**	8,083
Europe	**2,138**	1,932
Total (continuing operations)	**48,852**	42,693
Unallocated*	**3,397**	3,393
	52,249	46,086
Discontinued operations:		
North America	**–**	1,634
Total	**52,249**	47,720

*Includes corporate assets not directly attributable to business segments.

Notes to the Financial Statements

9. Segmental Analysis (continued)

US$m	At 31.12.07	At 31.12.06
Total liabilities		
Before tax liabilities, interest-bearing loans and borrowings:		
Africa	**631**	388
North America	**2,751**	2,329
South America	**1,203**	923
Australasia	**1,763**	983
Europe	**421**	464
Total segmental liabilities (continuing operations)	**6,769**	5,087
Unallocated	**589**	774
	7,358	5,861
Discontinued operations:		
North America	**-**	225
Total	**7,358**	6,086
Tax liabilities, interest-bearing loans and borrowings:*		
Africa	**1,272**	789
North America	**872**	1,030
South America	**3,261**	4,083
Australasia	**2,254**	1,417
Europe	**103**	124
Total (continuing operations)	**7,762**	7,443
Unallocated	**11,871**	14,296
	19,633	21,739
Discontinued operations:		
North America	**-**	303
Total	**19,633**	22,042
Total liabilities		
Africa	**1,903**	1,177
North America	**3,623**	3,359
South America	**4,464**	5,006
Australasia	**4,017**	2,400
Europe	**524**	588
Total (continuing operations)	**14,531**	12,530
Unallocated	**12,460**	15,070
	26,991	27,600
Discontinued operations:		
North America	**-**	528
Total	**26,991**	28,128

* These liabilities are included in interest-bearing loans and borrowings, convertible borrowings, deferred tax liabilities and income taxes payable line items in the balance sheet.

9. Segmental Analysis (continued)

US$m	At 31.12.07	At 31.12.06
Net assets		
Before tax assets and liabilities, investment in associates, interest bearing loans and borrowings		
Africa	**5,747**	3,514
North America	**6,952**	7,262
South America	**16,820**	18,121
Australasia	**10,657**	7,054
Europe	**1,714**	1,460
Total segmental net assets (continuing operations)	**41,890**	37,411
Unallocated*	**2,808**	2,617
	44,698	40,028
Discontinued operations:		
North America	**–**	1,405
Total	**44,698**	41,433
Tax assets and liabilities, interest bearing loans and borrowings:		
Africa	**(1,268)**	(787)
North America	**(872)**	(1,024)
South America	**(3,261)**	(4,083)
Australasia	**(2,254)**	(1,417)
Europe	**(100)**	(116)
Total (continuing operations)	**(7,755)**	(7,427)
Unallocated*	**(11,871)**	(14,294)
	(19,626)	(21,721)
Discontinued operations:		
North America	**–**	(299)
Total	**(19,626)**	(22,020)
Investment in associates:		
Africa	**4**	2
North America	**132**	131
Australasia	**50**	46
Total (continuing operations)	**186**	179
Net assets		
Africa	**4,483**	2,729
North America	**6,212**	6,369
South America	**13,559**	14,038
Australasia	**8,453**	5,683
Europe	**1,614**	1,344
Total (continuing operations)	**34,321**	30,163
Unallocated*	**(9,063)**	(11,677)
	25,258	18,486
Discontinued operations:		
North America	**–**	1,106
Total	**25,258**	19,592

*Includes corporate assets and liabilities not directly attributable to business segments.

Notes to the Financial Statements

9. Segmental Analysis (continued)

US$m	2007	2006
Capital expenditure		
Sustaining:		
Africa	184	99
North America	371	82
South America	264	105
Australasia	588	324
Europe	37	30
Total sustaining (continuing operations)	1,444	640
Unallocated	11	4
	1,455	644
Discontinued operations:		
North America	12	18
Total	1,467	662
Expansionary:		
Africa	221	326
North America	311	79
South America	278	80
Australasia	585	439
Europe	22	23
Total expansionary (continuing operations)	1,417	947
Discontinued operations:		
North America	1	4
Total	1,418	951
Total:		
Africa	405	425
North America	682	161
South America	542	185
Australasia	1,173	763
Europe	59	53
Total (continuing operations)	2,861	1,587
Unallocated	11	4
	2,872	1,591
Discontinued operations:		
North America	13	22
Total	2,885	1,613

9. Segmental Analysis (continued)

The average number of employees, which includes executive directors and excludes contractors, during the year was as follows:

	2007	2006
Africa	**13,372**	11,494
North America	**7,190**	2,603
South America	**8,048**	4,311
Australasia	**7,462**	6,897
Europe	**1,523**	1,692
Total (continuing operations)	**37,595**	26,997
Unallocated	**103**	76
	37,698	27,073
Discontinued operations:		
North America	**1,250**	1,125
Total	**38,948**	28,198

The average number of contractors during the year was as follows:

	2007	2006
Africa	**7,789**	7,621
North America	**1,844**	230
South America	**7,980**	3,795
Australasia	**4,465**	3,682
Europe	**240**	394
Total (continuing operations)	**22,318**	15,722
Unallocated	**5**	–
	22,323	15,722
Discontinued operations:		
North America	**178**	160
Total	**22,501**	15,882

Notes to the Financial Statements

10. Revenues and Expenses

Revenue and expenses

US$m	2007	2006
Revenue and expenses		
Continuing operations:		
Revenue – sales of goods	**28,542**	17,102
Less cost of sales – after depreciation and amortisation and impairment of assets	**(17,582)**	(9,677)
Gross profit	**10,960**	7,425
Administrative expenses – after depreciation and amortisation and impairment of assets	**744**	2,358
Inventory recognised as an expense	**17,582**	9,677
Operating lease rental expense – minimum lease payments	**27**	33
Royalties paid	**630**	390
Research and development	**6**	4
Discontinued operations:		
Revenue – sales of goods	**542**	530
Less cost of sales – after depreciation and amortisation and impairment of assets	**(437)**	(421)
Gross profit	**105**	109
Inventory recognised as an expense	**(437)**	(421)
Operating lease rental expense – minimum lease payments	**1**	1
Royalties paid	**1**	1

Depreciation and amortisation

US$m	2007	2006
Depreciation and amortisation		
Continuing operations:		
Depreciation of owned assets	**1,980**	1,182
Depreciation of assets held under finance leases and hire purchase contracts	**14**	14
Total depreciation from continuing operations	**1,994**	1,196
Amortisation of intangible assets	**102**	23
Total depreciation and amortisation from continuing operations	**2,096**	1,219
Discontinued operations:		
Depreciation of owned assets	**31**	25
Total depreciation	**2,127**	1,244

10. Revenues and Expenses (continued)

Employee costs including directors' emoluments (refer to the Directors' Remuneration Report on pages 132 to 135 for details)

US$m	2007	2006
Continuing operations:		
Wages and salaries	2,088	1,123
Pension and other post-retirement benefit costs (refer to note 34)	193	111
Social security and other benefits	125	51
Share-based compensation plans (refer to note 34)	103	91
Employee costs from continuing operations	2,509	1,376
Discontinued operations:		
Wages and salaries	54	58
Pension and other post-retirement benefit costs (refer to note 34)	2	1
Employee costs from discontinued operations	56	59
Total employee costs	2,565	1,435

Auditors' remuneration

US$m	2007	2006
Auditors' remuneration (a):		
– Group auditors – UK	1	1
– Group auditors – overseas	10	11
	11	12
Amounts paid to auditors for other work:		
Group auditors (b)		
– Corporate finance transactions (c)	10	12
– Taxation (d)	3	2
– Other (e)	1	1
	14	15
Other audit firms		
– Internal audit	2	1
– Other (f)	1	4
	3	5

(a) The Group audit fee includes US$42,000 (2006 US$40,000) in respect of the parent company.
(b) Included in other fees to auditors is US$1 million (2006 US$1 million) relating to the Company and its UK subsidiaries.
(c) 2007 amounts relate to the 2007 acquisitions, other transactional opportunities reviewed by the Group and the ongoing integration of 2006 acquisitions. 2006 includes amounts incurred on the acquisitions of Cerrejón, Tintaya and Falconbridge. Of this amount US$10 million has been capitalised as acquisition costs (refer to note 7).
(d) Includes corporate tax compliance and advisory services.
(e) Primarily relates to accounting advice and non-statutory assurance services.
(f) Includes tax advisory services, accounting assistance and acquisition due diligence.

Notes to the Financial Statements

10. Revenues and Expenses (continued)

The Corporate Governance Report set out on pages 110 to 120 details the Group's policy with regard to the independence and objectivity of the external and internal auditors and the provision and approval of non-audit services provided by the external auditors.

Finance income US$m	2007	2006
Continuing operations:		
Bank interest	**101**	91
Dividends	**4**	3
Interest – other	**37**	16
Finance income before exceptional items from continuing operations	**142**	110
Foreign currency gains on bank loans*	**–**	120
Recycled gains from the foreign currency translation reserve	**74**	50
Exceptional finance income from continuing operations	**74**	170
Total finance income from continuing operations	**216**	280
Discontinued operations:		
Bank interest	**2**	2
Total finance income	**218**	282

Finance costs US$m	2007	2006
Continuing operations:		
Amortisation of loan issue costs	**24**	9
Convertible borrowings amortised cost charge	**3**	8
Discount unwinding	**90**	34
Finance charges payable under finance leases and hire purchase contracts	**11**	17
Interest on bank loans and overdrafts	**394**	397
Interest on convertible borrowings and capital market notes	**366**	142
Interest on minority interest loans	**6**	6
Interest on preference shares	**18**	12
Interest – other	**23**	14
Finance cost before exceptional items from continuing operations	**935**	639
Foreign currency losses on bank loans*	**34**	129
Recycled losses from the foreign currency translation reserve	**102**	97
Loan issue costs written off on facility refinancing	**60**	9
Exceptional finance cost from continuing operations	**196**	235
Total finance cost from continuing operations	**1,131**	874
Discontinued operations:		
Discount unwinding	**1**	6
Interest on bank loans and overdrafts	**1**	1
Total finance cost	**1,133**	881

*These amounts relate to foreign currency gains and losses on non US$ borrowings, predominantly CAD borrowings.

Total interest income and expense (calculated using the effective interest method) for financial assets and liabilities not at fair value through the profit and loss are US$140 million (2006 US$109 million) and US$819 million (2006 US$589 million) respectively.

10. Revenues and Expenses (continued)

Exceptional items
Acquisition related activities
In March 2007, the Group made a cash offer to purchase the entire share capital of LionOre Mining International Limited (LionOre), a Canadian listed nickel and gold mining company. In May 2007, OJSC MMC Norilsk Nickel announced a higher cash offer and on 1 June 2007, the Group announced it would not increase its offer price. LionOre terminated the support agreement for the Group's offer and made a termination payment to the Group of CAD305 million (US$284 million) in June 2007. The Group incurred acquisition costs of US$9 million in relation to the offer for LionOre. The tax charge attributable to the termination payment and acquisition costs is US$52 million.

Disposal fair value adjustment – Kagiso obligations
During the year ended 31 December 2007, a charge of US$25 million has been recorded for an increase in the fair value of the liability recognised by the Group following the black empowerment disposal to Kagiso of an interest in the Mototolo joint venture (refer to note 7 and note 28).

Restructuring and closure costs
Restructuring and redundancy costs of US$nil (2006 US$50 million) relate to the former Falconbridge Group following its acquisition.

Impairment of goodwill
The acquisition of Falconbridge was completed in two stages. The Group acquired 19.9% of Falconbridge at CAD28 per share in 2005, before acquiring the remaining 80.1% in 2006 at a price of CAD62.50 per share. The average price paid per share for the 100% interest was CAD56.44. The Group's ability to average the purchase price paid for the second tranche of shares over the full purchase provided the Group with a compelling competitive advantage and was a significant factor in the success of the transaction. Under IFRS, this advantage cannot be recognised, as goodwill is calculated separately for each transaction, regardless of the average price paid per share to acquire the 100% interest. This accounting treatment has resulted in the creation of additional goodwill of US$1,403 million.

During 2007, the Group has completed a detailed fair value assessment of the assets acquired and recognised goodwill of US$4,555 million, US$446 million more than was recorded at 31 December 2006. As required by IFRS 3, all adjustments made in finalising the acquisition accounting have been presented as if the accounting had been completed on the acquisition date. Accordingly, the additional goodwill recorded as a result of the finalisation of the acquisition accounting is subject to impairment testing at 31 December 2006. This has resulted in an additional impairment charge of US$446 million which, in accordance with IFRS 3, has been recognised in the income statement for the year ended 31 December 2006, increasing the total impairment charge to US$1,824 million. There was no other significant income statement impact arising as a result of finalising the acquisition accounting (refer to note 7).

Profit on sale of available-for-sale financial assets

US$m	2007	2006
Continuing operations:		
Unallocated	–	63
	–	63

Listed shares were sold for a consideration of US$nil in 2007 (2006 US$190 million).

Notes to the Financial Statements

10. Revenues and Expenses (continued)

Profit on sale of operations

US$m	2007	2006
Continuing operations:		
Coal – Australia	–	16
Discontinued operations:		
Aluminium	1	–
	1	16

The aluminium business was sold on 18 May 2007 to Apollo Management LP. The disposal proceeds amounted to US$1,150 million before disposal costs of US$24 million, realising a gain of US$1 million after tax (refer to note 8).

On 19 October 2006, the Group disposed of its Cook coal operation in Australia to Caledon Resources Limited. A gain of US$16 million was recognised on the disposal (refer to note 8).

11. Income Taxes

Income tax charge
Significant components of income tax expense for the years ended:

US$m	2007	2006
Consolidated income statement		
Current tax:		
Based on taxable income of the current year	2,183	1,386
Prior year over provision	(14)	–
Total current taxation charge for the year	2,169	1,386
Deferred taxation:		
Origination and reversal of temporary differences	276	144
Change in tax rates	(91)	(6)
Benefit from previously unrecognised tax losses, tax credits or temporary differences of a prior year that are used to reduce deferred tax expense	–	(4)
Prior year under provision	6	43
Total deferred taxation charge for the year	191	177
Total taxation charge	2,360	1,563
Total taxation charge reported in consolidated income statement	2,311	1,534
Income tax attributable to discontinued operations	49	29
Total taxation charge	2,360	1,563
UK taxation included above:		
Current tax	10	2
Deferred tax	4	(4)
Total taxation charge/(credit)	14	(2)
Recognised directly in equity		
Deferred tax:		
Available-for-sale financial assets	16	(75)
Cash flow hedges	(15)	16
Other equity classified items	6	44
Total taxation charge/(credit) reported in equity	7	(15)

The amounts above include the tax charge attributable to exceptional items.

11. Income Taxes (continued)

A reconciliation of income tax expense applicable to accounting profit before income tax at the weighted average statutory income tax rate to income tax expense at the Group average effective income tax rate for the years ended is as follows:

US$m	2007	2006
Profit before taxation from continuing operations	**8,127**	3,376
Profit before taxation from discontinued operations	**102**	93
Profit before taxation	**8,229**	3,469
At average statutory income tax rate 25.2% (2006 23.2%)	**2,075**	803
Goodwill impairment	**–**	602
Additional mining and other taxes	**239**	72
Foreign currency gains and losses	**156**	67
Non-deductible expenses	**81**	30
Non-taxable capital gains	**(53)**	–
Rebatable dividends received	**(3)**	(8)
Research and development allowances	**(9)**	(17)
Resource and other allowances	**(25)**	(22)
Change in tax rates	**(91)**	(6)
Prior year under/(over) provision	**(8)**	43
Other	**(2)**	(1)
At average effective income tax rate	**2,360**	1,563
Total taxation charge reported in consolidated income statement	**2,311**	1,534
Income tax attributable to discontinued operations	**49**	29
At average effective income tax rate	**2,360**	1,563

The above reconciling items are disclosed at the tax rates that apply in the country where they have arisen.

The average statutory income tax rate is the average of the standard income tax rates applicable in the countries in which the Group operates, weighted by the profit/(loss) before tax of the subsidiaries in the respective countries as included in the consolidated accounts.
The change in the average statutory income tax rate is due to the variation in the weight of subsidiaries' profits, by various changes in the enacted standard income tax rates and due to the acquisition of subsidiaries in countries with different tax rates.

Deferred income taxes
Deferred tax assets are recognised for the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilised.

Unrecognised tax losses
The Group has unrecognised deferred tax assets in relation to tax losses that are available indefinitely of US$9 million (2006 US$8 million) to carry forward against future taxable income of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in subsidiaries that have been loss-making for some time. There are no other deductible temporary differences that have not been not recognised at balance sheet date.

Temporary differences associated with Group investments
At 31 December 2007, there was US$nil recognised deferred tax liability (2006 US$nil) for taxes that would be payable on the un-remitted earnings of certain of the Group's subsidiaries, associates or joint ventures as:

- the Group has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future;
- the profits of the associates will not be distributed until they obtain the consent of the Group; and
- the investments are not held for resale and are expected to be recouped by continued use of these operations by the subsidiaries.

Notes to the Financial Statements

11. Income Taxes (continued)

The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which deferred tax liabilities have not been recognised amount to US$2,218 million (2006 US$2,608 million).

There are no income tax consequences for the Group attaching to the payment of dividends by the Company to its shareholders.

The deferred tax assets/(liabilities) included in the balance sheet are as follows:

US$m	2007	2006
Tax losses	**244**	78
Derivative financial instruments	**45**	35
Employee provisions	**75**	65
Other provisions	**244**	235
Rehabilitation and closure	**157**	120
Accelerated depreciation	**(5,826)**	(5,110)
Coal export rights	**(260)**	(253)
Other intangibles	**(411)**	(364)
Government grants	**(14)**	(13)
Deferred stripping	**(83)**	(49)
Available-for-sale financial assets	**(20)**	(7)
Other equity-related items	**(36)**	(3)
Other	**(164)**	(175)
	(6,049)	(5,441)
Represented on the face of the balance sheet as:		
Deferred tax assets	**7**	22
Deferred tax liabilities	**(6,056)**	(5,463)
	(6,049)	(5,441)

The deferred tax included in the Group income statement are as follows:

US$m	2007	2006
Tax losses	**(185)**	112
Accelerated depreciation	**360**	96
Deferred stripping	**27**	17
Rehabilitation and closure	**(16)**	(29)
Other provisions	**(17)**	(2)
Other	**12**	(28)
From continuing operations	**181**	166
From discontinued operations	**10**	11
	191	177

Tax audits

The Company periodically assesses its liabilities and contingencies for all tax years open to audit based upon the latest information available. For those matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability, including related interest charges, in the current tax liability. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax laws. Whilst management believes they have adequately provided for the probable outcome of these matters, future results may include favourable or unfavourable adjustments to these estimated tax liabilities in the period the assessments are made, or resolved, or when the status of limitation lapses. The final outcome of tax examinations may result in a materially different outcome than assumed in the tax liabilities.

12. Earnings Per Share		
US$m	**2007**	2006
Continuing operations:		
Profit before exceptional items attributable to ordinary equity holders of the parent from continuing operations	**5,372**	3,286
Exceptional items from continuing operations	**118**	(1,849)
Profit attributable to ordinary equity holders of the parent from continuing operations	**5,490**	1,437
Interest in respect of convertible borrowings	**16**	37
Profit attributable to ordinary equity holders of the parent for diluted earnings per share from continuing operations	**5,506**	1,474
Total operations:		
Profit before exceptional items attributable to ordinary equity holders of the parent from continuing operations	**5,372**	3,286
Exceptional items from continuing operations	**118**	(1,849)
Profit attributable to ordinary equity holders of the parent from continuing operations	**5,490**	1,437
Profit attributable to ordinary equity holders of the parent from discontinued operations	**53**	64
Profit attributable to ordinary equity holders of the parent	**5,543**	1,501
Interest in respect of convertible borrowings	**16**	37
Profit attributable to ordinary equity holders of the parent for diluted earnings per share	**5,559**	1,538
Weighted average number of shares (000) excluding own shares:		
For basic earnings per share	**959,549**	771,820
Effect of dilution:		
– Free shares and share options (000)	**9,196**	9,441
– Convertible borrowings	**17,418**	50,294
For diluted earnings per share	**986,163**	831,555
Basic earnings per share (US$)		
Continuing operations:		
– before exceptional items	**5.60**	4.26
– exceptional items	**0.12**	(2.40)
	5.72	1.86
Discontinued operations:		
– before exceptional items	**0.06**	0.08
– exceptional items	**–**	–
	0.06	0.08
Total:		
– before exceptional items	**5.66**	4.34
– exceptional items	**0.12**	(2.40)
	5.78	1.94
Diluted earnings per share (US$)		
Continuing operations:		
– before exceptional items	**5.47**	3.99
– exceptional items	**0.12**	(2.22)
	5.59	1.77
Discontinued operations:		
– before exceptional items	**0.05**	0.08
– exceptional items	**–**	–
	0.05	0.08
Total:		
– before exceptional items	**5.52**	4.07
– exceptional items	**0.12**	(2.22)
	5.64	1.85

Notes to the Financial Statements

12. Earnings Per Share (continued)

Basic earnings per share is calculated by dividing the net profit for the year attributable to the equity holders of the parent company by the weighted average number of ordinary shares outstanding for the year, excluding own shares. Adjustments are made for continuing and discontinued operations and before exceptional items and after exceptional items as outlined above, to present a meaningful basis for analysis.

Diluted earnings per share is based on basic earnings per share adjusted for the potential dilution if director and employee free shares and share options are exercised and the convertible bonds are converted into ordinary shares. An adjustment is also made to net profit for the interest in respect of the convertible borrowings and related hedging.

On 30 October 2006, 235,787,596 ordinary shares were issued under a rights issue which was structured as an issue of one new ordinary share at a price of GBP12.65 per share for every three existing ordinary shares held. The theoretical ex-rights price for an ordinary share was GBP19.51. The 2006 earnings per share have been calculated after applying a factor of 0.9 for the bonus element of the rights issue.

On 16 January 2008, 6,000,000 shares were issued to the ESOP at a market price of GBP34.90 per share (refer to note 26).

13. Dividends Paid and Proposed

US$m	2007	2006
Declared and paid during the year:		
Final dividend for 2006: 30 cents per ordinary share (2005: 22.4 cents per ordinary share)	**290**	159
Interim dividend for 2007: 16 cents per ordinary share (2006: 11.6 cents per ordinary share)	**153**	92
	443	251
Proposed for approval at the Annual General Meeting (not recognised as a liability as at 31 December):		
Final dividend for 2007: 34 cents per ordinary share (2006: 30 cents per ordinary share)	**326**	281

Dividends declared in respect of the year ended 31 December 2007 will be paid on 16 May 2008. The 2007 interim dividend was paid on 12 October 2007.

As stated in note 26, own shares held in the ESOP and by the ECMP have waived the right to receive dividends.

The dividends per share declared and paid prior to 30 October 2006 have been adjusted by the rights issue bonus adjustment factor of 0.9 (refer to note 12).

14. Intangible Assets

US$m	Export rights*	Goodwill*	Technology patents*	Feed contract*	Hydro electricity rights*	Other	2007
At 1 January 2007	1,008	6,916	53	413	501	71	8,962
Acquisitions	–	589	–	–	–	–	589
Additions	–	–	–	–	–	32	32
Reclassifications	–	–	–	–	–	(5)	(5)
Amortisation charge	(32)	–	(3)	(54)	–	(13)	(102)
Disposals (refer to note 8)	–	(139)	–	–	–	–	(139)
Translation adjustments	17	23	6	–	–	(1)	45
At 31 December 2007	993	7,389	56	359	501	84	9,382
At 1 January 2007:							
Cost	1,008	8,740	64	425	501	86	10,824
Accumulated amortisation	–	(1,824)	(11)	(12)	–	(15)	(1,862)
Net carrying amount	1,008	6,916	53	413	501	71	8,962
At 31 December 2007:							
Cost	1,026	9,213	72	425	501	112	11,349
Accumulated amortisation	(33)	(1,824)	(16)	(66)	–	(28)	(1,967)
Net carrying amount	993	7,389	56	359	501	84	9,382

US$m	Export rights*	Goodwill*	Technology patents*	Feed contract*	Hydro electricity rights*	Other	2006
At 1 January 2006	1,130	229	53	–	–	18	1,430
Acquisitions	–	8,497	–	425	501	42	9,465
Additions	–	–	–	–	–	16	16
Amortisation charge	–	–	(3)	(12)	–	(8)	(23)
Disposals (refer to note 7)	(26)	–	–	–	–	–	(26)
Impairment charge	–	(1,824)	–	–	–	–	(1,824)
Translation adjustments	(96)	14	3	–	–	3	(76)
At 31 December 2006	1,008	6,916	53	413	501	71	8,962
At 1 January 2006:							
Cost	1,130	229	60	–	–	27	1,446
Accumulated amortisation	–	–	(7)	–	–	(9)	(16)
Net carrying amount	1,130	229	53	–	–	18	1,430
At 31 December 2006:							
Cost	1,008	8,740	64	425	501	86	10,824
Accumulated amortisation	–	(1,824)	(11)	(12)	–	(15)	(1,862)
Net carrying amount	1,008	6,916	53	413	501	71	8,962

*Purchased as part of business combinations

The Group has a 20.91% interest in the service organisation, Richards Bay Coal Terminal Company Limited, acquired in a business combination, through which the shareholders gain access to export markets enabling them to realise higher coal sales prices than in the domestic market. Previously, the directors regarded the right to export coal afforded by the interest in the terminal to have an indefinite life, as the operations utilising the terminal had appropriate reserves (including undeveloped reserves) to allow the use of the terminal for an indefinite period. Further, the land on which the terminal operates is leased on a long-term basis and there has been a history of lease extensions. As outlined in the 2006 financial statements, the directors reassessed whether it was appropriate to treat the export rights as an indefinite life intangible asset in light of the approval of the Goedgevonden Project and determined that it would be appropriate to begin amortisation in 2007 based on a units-of-production method.

Notes to the Financial Statements

14. Intangible Assets (continued)

The Group acquired the right to market to third parties various leading technologies for the mining, mineral processing and metals extraction industries, in a business combination. The technology patents are amortised over their useful economic lives of 20 years to June 2023.
The Group acquired hydroelectricity rights in connection with the acquisition of the Falconbridge Group (refer to note 7). These rights have been recorded at fair value and will be amortised over the expected life of the operation, currently estimated as being 40 years following the completion of construction.

A long-term feed contract acquired in connection with the acquisition of the Falconbridge Group (refer to note 7) has been recorded at fair value at the date of the acquisition and is being amortised over an eight year period, being the remaining contract term at the date of the acquisition.

Other intangible assets mainly comprise computer software and software development that are being amortised over their useful economic lives of between 3 to 5 years.

The disposal of a portion of the export rights which occurred during 2006 was the result of the transaction with ARM (refer to note 7).

15. Impairment Testing – Goodwill and Indefinite Life Intangibles

Export rights

US$m	2007	2006
Coal export rights carrying value:		
Coal Africa	993	1,008

At 31 December 2006, the directors reassessed whether it was appropriate to continue treating the coal export rights of US$993 million (2006 US$1,008 million) as an indefinite life intangible asset and determined that the asset would be amortised prospectively. Consequently in 2007, amortisation of US$32 million was recorded in the income statement (refer to note 6 and note 14).

During 2006, the coal export right was not amortised as the asset was deemed to have an indefinite life. For the purpose of impairment testing this asset was allocated to the Coal Africa cash-generating unit and impairment testing was performed annually or whenever there was an indicator of impairment.

Impairment testing was performed at 31 December 2006 based on a value in use calculation. Value in use was based on cash flows expected to be generated from mines that rely on the coal export rights. Such cash flows were projected up to the date mining was expected to cease, based on management's expectation at that time. This period depended on a number of variables including recoverable reserves and selling prices for production. Cash flows were projected for a maximum of 36 years.

15. Impairment Testing – Goodwill and Indefinite Life Intangibles (continued)

Goodwill

Goodwill has been allocated to the following reportable segments, or when appropriate to a lower level of cash-generating unit, which are expected to benefit from the asset. The carrying values of goodwill by cash generating unit are as follows:

US$m	2007	2006**
Coal – Australia	163	–
Coal – Colombia	464	464
Chrome – Africa	47	46
Copper – Americas*	1,185	1,185
Copper – South America	1,536	1,536
Copper – Australasia	152	129
Nickel – North America	856	856
Nickel – South America	295	295
Nickel – Africa	78	78
Nickel – Australasia	34	32
Platinum – Africa	399	–
Zinc Lead*	1,546	1,546
Zinc Lead – North America	244	244
Zinc Lead – South America	160	160
Zinc Lead – Australasia	8	7
Zinc Lead – Europe	222	199
Aluminium – North America	–	139
	7,389	6,916

*Net of 2006 impairment loss discussed below.

**Restated for the revisions to the Falconbridge, Cerrejón and Tintaya acquisitions in 2006 (refer to note 7).

The goodwill recognised in 2006 arose on the Cerrejón, Tintaya and Falconbridge acquisitions (refer to note 7). Goodwill has been restated from those numbers reported in 2006 as a result of the finalisation of the accounting relating to these acquisitions.

As outlined in note 7, the US$464 million goodwill recognised on the Cerrejón acquisition and the US$133 million recognised Tintaya acquisition, relate to the requirement to recognise a deferred tax liability, calculated as the difference between the tax effect of the fair value of assets and liabilities acquired and their tax bases.

US$7,900 million goodwill was recognised on the Falconbridge acquisition (refer to note 7). Of this amount, US$3,345 million relates to the requirement to create a deferred tax liability, whilst US$4,555 million relates to goodwill recognised on the acquisition of 80.1% of the company in 2006.

The Group performs goodwill impairment testing on an annual basis and when there are indicators of impairment. The most recent test was undertaken at 31 October 2007.

In assessing whether goodwill has been impaired, the carrying amount of the cash-generating unit or reportable segment is compared with its recoverable amount.

2007 Testing

For the purpose of goodwill impairment testing, except for the testing of US$1,546 million allocated to the Zinc Lead reportable segment, recoverable amounts have been determined based on value in use calculations.

Value in use are based on the cash flows expected to be generated from mines, smelting and refining operations included within the cash-generating units or reportable segments. Cash flows are projected for periods up to the date mining and refining is expected to cease based management's expectations at the time of completing the testing. This date depended on a number of variables, including recoverable reserves and resources, the forecast selling prices for such production and the treatment charges received from the refining operations. Cash flows have been projected for a maximum of 26 years.

Notes to the Financial Statements

15. Impairment Testing – Goodwill and Indefinite Life Intangibles (continued)

For the goodwill allocated to the Zinc Lead segment recoverable amount was determined based on "fair value less cost to sell". As observable market prices are not available, this was calculated using discounted cash flow methodology taking account of assumptions that would be made by market participants.

Key assumptions
The key assumptions used in the value in use calculations and in determining the "fair value less cost to sell" of the Zinc Lead segment are:

- recoverable reserves and resources;
- commodity prices;
- treatment charges receivable by smelting and refining operations; and
- discount rates.

As outlined above, economically recoverable reserves and resources are based on management's expectations at the time of completing the testing, based on the availability of reserves at mine sites and exploration and evaluation work undertaken by appropriately qualified persons.

Long term commodity prices and treatment charges are based on external market consensus forecasts. Specific prices are determined from information available in the market after considering the nature of the commodity produced and long term market expectations.

The discount rates that are utilised for significant balances are outlined below, and represent the nominal pre-tax rates that reflect the current market assessments of the time value of money and the risks specific to the cash-generating unit or reportable segment for which cash flows had not been adjusted. These rates are based on the weighted average cost of capital specific to each cash-generating unit or reportable segment and the currency of the cash flows generated. These rates were calculated with reference to information from third party advisors.

US$m	2007
Copper – Americas	**17.2%**
Zinc Lead – Europe	**13.6%**
Chrome – Africa	**11.1%**
Zinc Lead	**13.3%**

In assessing the "fair value less costs to sell" of the Zinc Lead segment another key assumption that would be considered by market participants, is foreign exchange rates. These rates are based on external market consensus forecasts. Specific rates are determined from information available in the market after considering long-term market expectations and the countries in which the Group operates.

There was no impairment expense recorded in 2007 and the directors are of the view that no "reasonably possible change" in any of the key assumptions would result in an impairment expense being recognised.

2006 Testing
For the purpose of goodwill impairment testing, recoverable amounts were determined based on value in use calculations. Value in use was based on the cash flows expected to be generated from mines, smelting and refining operations included within the cash-generating units or reportable segments. Cash flows were projected for periods up to the date mining and refining was expected to cease based management's expectations at the time of completing the testing. This date depended on a number of variables, including recoverable reserves and resources, the forecast selling prices for such production and the treatment charges received from the refining operations. Cash flows were projected for a maximum of 21 years.

Key assumptions
The key assumptions used in the value in use calculations for goodwill and the export right asset were consistent with those outlined above, and used in 2007. Management determined the value of the assumptions in the same manner, specifically, by considering economically recoverable reserves and resources and market consensus prices.

The discount rates that were utilised are outlined below, and represent the nominal pre-tax rates that reflect the current market assessments of the time value of money and the risks specific to the cash-generating unit or reportable segment for which cash flows had not been adjusted. These rates were based on the weighted average cost of capital specific to each cash-generating unit or reportable segment and the currency of the cash flows generated. These rates were calculated with reference to information from third party advisors.

15. Impairment Testing – Goodwill and Indefinite Life Intangibles (continued)

	2006
Coal – South Africa	10.2%
Chrome – Africa	11.1%
Copper – Americas	17.2%
Zinc Lead	13.3%
Zinc Lead – Europe	13.6%

Impairment losses
The impairment losses recognised as an exceptional item in the 2006 income statement relates to the following:

US$m	2006
Goodwill:	
Copper – Americas	792
Zinc Lead	1,032
	1,824

The acquisition of Falconbridge was completed in two stages. Xstrata acquired 19.9% of Falconbridge at CAD28 per share in 2005, before acquiring the remaining 80.1% in 2006 at a price of CAD62.50 per share. The average price paid per share for the 100% interest was CAD56.44. Xstrata's ability to average the purchase price paid for the second tranche of shares over the full purchase provided Xstrata with a compelling competitive advantage and was a significant factor in the success of the transaction.

Under IFRS, this advantage cannot be recognised, as goodwill is calculated separately for each transaction. This accounting treatment resulted in the creation of additional goodwill of US$1,403 million.

Xstrata completed a detailed fair value assessment of the assets acquired and, in accordance with IFRS, tested goodwill for impairment. As a consequence, the Company recorded an impairment charge of US$1,824 million in 2006 (refer to note 7 and note 10 for further details).

Sensitivity to changes in assumptions
As a result of the impairment expense above, the goodwill allocated to Copper Americas and Zinc Lead, was recorded at its recoverable amount at 31 December 2006 and therefore any adverse changes in key assumptions would have caused a further impairment loss to be recognised.

These key assumptions are discussed below:

Recoverable reserves and resources – The total recoverable reserve was 1,680 million tonnes of ore, and resource was 1,279 million tonnes of ore for Copper Americas. The total recoverable reserve was 180 million tonnes of ore, and resource was 563 million tonnes of ore for Zinc Lead. As outlined above this was based on management's estimate, using appropriate exploration and evaluation techniques.

Commodity prices – In performing the value in use calculation for Copper Americas commodity prices were based on external market consensus forecasts. The copper prices ranged from US$1.00 per pound to US$3.28 per pound varying in accordance with the year the sale was expected to occur.

Treatment charges received from smelting and refining – In performing the value in use calculation for Zinc Lead treatment charges were estimated to be in the range of US$150 per tonne to US$250 per tonne for zinc and US$110 per tonne for lead refining fees, based on the year of processing. As outlined above, these prices were based on external market consensus forecasts.

Commodity prices – In performing the value in use calculation for Zinc Lead commodity prices were based on external market consensus forecasts. The prices ranged from US$1,124 per tonne to US$3,241 per tonne for zinc and US$639 per tonne to US$1,146 per tonne for lead, varying in accordance with the year the sale was expected to occur.

Notes to the Financial Statements

16. Property, Plant and Equipment

US$m	Exploration and evaluation	Land and buildings	Mining properties and leases	Plant and equipment	Capital works in progress	2007
At 1 January 2007, net of accumulated depreciation	245	2,751	18,343	6,285	1,874	29,498
Acquisitions	26	109	2,479	382	1	2,997
Additions	139	227	517	1,306	829	3,018
Disposal of discontinued operations	–	(366)	(7)	(623)	(22)	(1,018)
Disposals	–	(4)	(5)	(26)	(24)	(59)
Rehabilitation provision adjustments	–	–	122	–	–	122
Reclassifications	252	89	(206)	279	(409)	5
Depreciation charge	(7)	(197)	(1,012)	(809)	–	(2,025)
Translation adjustments	(1)	41	344	295	100	779
At 31 December 2007, net of accumulated depreciation	654	2,650	20,575	7,089	2,349	33,317
At 1 January 2007:						
Cost	252	3,030	19,595	7,808	1,875	32,560
Accumulated depreciation	(7)	(279)	(1,252)	(1,523)	(1)	(3,062)
Net carrying amount	245	2,751	18,343	6,285	1,874	29,498
At 31 December 2007:						
Cost	666	3,089	22,921	9,418	2,349	38,443
Accumulated depreciation	(12)	(439)	(2,346)	(2,329)	–	(5,126)
Net carrying amount	654	2,650	20,575	7,089	2,349	33,317

US$m	Exploration and evaluation	Land and buildings	Mining properties and leases	Plant and equipment	Capital works in Progress	2006
At 1 January 2006, net of accumulated depreciation	19	689	3,703	3,124	551	8,086
Acquisitions	171	2,015	14,764	2,821	804	20,575
Additions	54	103	191	636	702	1,686
Disposal of discontinued operations	–	–	(22)	(15)	–	(37)
Disposals	–	(8)	(5)	(7)	–	(20)
Rehabilitation provision adjustments	–	–	88	–	–	88
Reclassifications	–	20	56	118	(194)	–
Depreciation charge	–	(120)	(575)	(526)	–	(1,221)
Translation adjustments	1	52	143	134	11	341
At 31 December 2006, net of accumulated depreciation	245	2,751	18,343	6,285	1,874	29,498
At 1 January 2006:						
Cost	26	855	4,352	4,132	553	9,918
Accumulated depreciation	(7)	(166)	(649)	(1,008)	(2)	(1,832)
Net carrying amount	19	689	3,703	3,124	551	8,086
At 31 December 2006:						
Cost	252	3,030	19,595	7,808	1,875	32,560
Accumulated depreciation	(7)	(279)	(1,252)	(1,523)	(1)	(3,062)
Net carrying amount	245	2,751	18,343	6,285	1,874	29,498

16. Property, Plant and Equipment (continued)

Land and buildings include non-depreciating freehold land amounting to US$363 million (2006 US$214 million).

Mining properties and leases at 31 December 2007 include deferred stripping costs of US$432 million (2006 US$304 million). US$165 million (2006 US$89 million) of deferred stripping costs were capitalised during the year.

The carrying value of plant and equipment held under finance leases and hire purchase contracts at 31 December 2007 is US$125 million (2006 US$236 million). Leased assets and assets under hire purchase contracts are pledged as security for the related finance leases and hire purchase liabilities. The carrying value of other property, plant and equipment pledged as security is US$nil (2006 US$nil).

US$nil (2006 US$nil) of interest was capitalised during the year and there is US$nil (2006 US$nil) of capitalised interest within property, plant and equipment at 31 December 2007.

The carrying value of property, plant and equipment at 31 December 2007 that is temporarily idle is US$nil million (2006 US$36 million).

The Group has made commitments to acquire property, plant and equipment totalling US$532 million at 31 December 2007 (2006 US$227 million).

17. Biological Assets

US$m	2007	2006
At 1 January	15	13
Net gain from fair value less estimated selling cost adjustments	2	1
Translation adjustments	2	1
At 31 December	19	15

Biological assets are stated at fair value less estimated selling costs, which has been determined based on independent valuations as at 31 December 2007 and 2006, on the basis of open market value, supported by market evidence. As at 31 December 2007, the Group owned 54,000 (2006: 45,000) cattle.

18. Inventories

US$m	2007	2006
Current:		
Raw materials and consumables	1,451	1,294
Work in progress	1,763	1,376
Finished goods	953	869
	4,167	3,539
Non-current:		
Work in progress	17	75
	17	75

Non-current inventories comprises long-term ore stockpiles that are not planned to be processed within one year.

Notes to the Financial Statements

19. Trade and Other Receivables

US$m	2007	2006
Current:		
Trade debtors	**2,451**	2,380
Advances	**189**	115
Employee entitlement receivables (refer to note 31)	**6**	5
Recoverable sales tax	**290**	282
Other debtors	**31**	47
	2,967	2,829
Non-current:		
Employee entitlement receivables (refer to note 31)	**38**	25
Recoverable sales tax	**5**	25
Other debtors	**42**	34
	85	84

20. Investment in Associates

The Group has interests in coal terminals, through which it gains access to export markets and a 25% interest in the Noranda Income Fund which owns a zinc refinery in Salaberry-de-Valleyfield, Quebec. The Noranda Income Fund is listed on the Toronto stock exchange and the fair value of the Group's investment was US$122 million at 31 December 2007 (2006 US$106 million). The companies which own the coal terminals are not listed so there is no published quoted price for the fair value of these investments. The reporting dates for all associates is the same as for the Group, being 31 December.

The following is a summary of the financial information of the above associates:

US$m	2007	2006
Share of associates' balance sheet:		
Non-current assets	**256**	230
Current assets	**83**	93
Total assets	**339**	323
Non-current liabilities	**(113)**	(88)
Current liabilities	**(40)**	(56)
Total liabilities	**(153)**	(144)
Net assets	**186**	179
Carrying amount of the investment	**186**	179
Share of associates' revenue and profit:		
Revenue	**265**	116
EBITDA	**23**	6
EBIT	**15**	2
Net interest paid	**1**	2
Income tax expense	**(1)**	–
Profit for the year	**15**	4

21. Interests in Joint Venture Entities

The Group has various interests in jointly controlled entities, operations and assets as outlined in note 35. These interests are accounted for in the manner outlined in note 6.

The following is a summary of the financial information of the Group's jointly controlled entities in Africa and South America:

US$m	2007	2006
Share of joint ventures' balance sheets:		
Non-current assets	**9,950**	10,558
Current assets	**690**	616
Total assets	**10,640**	11,174
Non-current liabilities	**(2,121)**	(2,578)
Current liabilities	**(336)**	(663)
Total liabilities	**(2,457)**	(3,241)
Net assets	**8,183**	7,933
Net assets consolidated	**8,183**	7,933
Share of joint ventures' revenue and profit:		
Revenue	**2,450**	1,063
Cost of sales (before depreciation and amortisation)	**(310)**	(273)
Distribution costs	**(129)**	(62)
Administration expenses (before depreciation and amortisation)	**(54)**	(21)
EBITDA	**1,957**	707
Depreciation and amortisation	**(370)**	(175)
EBIT	**1,587**	532
Finance income	**8**	6
Finance costs	**(22)**	(14)
Profit before tax	**1,573**	524
Income tax expense	**(431)**	(164)
Profit for the year	**1,142**	360

These figures have been restated due to the finalisation of the 2006 acquisition accounting (refer note 7).

22. Available-for-sale Financial Assets

US$m	2007	2006
At fair value:		
Shares – listed	**87**	58
Shares – unlisted	**26**	22
Royalty contract	**90**	90
	203	170

Available-for-sale financial assets consist of a long-term royalty income contract and investments in listed and unlisted ordinary shares that have no fixed maturity date or coupon rate. These investments are held for strategic purposes. In 2007 and 2006, the listed shares related to companies in the mining industry. The listed shares are carried at fair value. Unlisted shares mainly comprise interests in ports in Australia used to export coal and are carried at fair value.

Notes to the Financial Statements

23. Derivative Financial Assets

US$m	2007	2006
Current:		
At fair value:		
Foreign currency cash flow hedges	1	9
Fair value interest rate swap hedges	4	–
Other commodity derivatives	3	2
Other foreign currency derivatives	81	–
	89	11
Non-current:		
At fair value:		
Foreign currency cash flow hedges	112	1
Fair value interest rate swap hedges	98	8
Other foreign currency derivatives	–	48
	210	57
Total	**299**	**68**

24. Other Financial Assets

US$m	2007	2006
Current:		
At amortised cost:		
Loans to joint venture partners	54	–
Security deposits	–	2
	54	2
Non-current:		
At fair value:		
Rehabilitation trust fund	43	36
Other	34	49
	77	85
At amortised cost:		
Loans to joint venture partners	21	98
	98	183
Total	**152**	**185**

Loans to joint venture partners

A loan to Merafe was made on establishment of the Chrome Pooling and Sharing Venture (PSV). At 31 December 2007, US$21 million (2006 US$21 million) was subject to a floating interest rate based on South African prime rates. This loan is secured by the Group's ability to acquire Merafe's PSV assets at fair value in the event of default.

A loan was made to African Rainbow Minerals Limited (ARM) on establishment of ARM Coal. At 31 December 2007, US$54 million (2006 US$56 million) was subject to a floating interest rate based on South African prime rates. This loan is secured by the Group's ability to acquire ARM Coal assets at fair value in the event of default.

A loan has been made to Barrick Gold Corporation for the Kabanga joint venture. At 31 December 2007, US$nil (2006 US$21 million) was interest free. This loan is secured by the Group's ability to acquire Kabanga's assets at fair value in the event of default.

24. Other Financial Assets (continued)

Rehabilitation trust fund

The rehabilitation trust fund in South Africa receives cash contributions to accumulate funds for the Group's rehabilitation liability relating to the eventual closure of the Group's coal operations. Amounts are paid out from the trust fund following completion and approval of the rehabilitation work by the South African Department of Minerals and Energy. The contributions to the trust fund are placed with investment banks who are responsible for making investments in equity and money market instruments. The trust fund is to be used according to the terms of the trust deed and the assets are not available for the general purpose of the Group. The trust fund is carried at fair value.

25. Cash and Cash Equivalents

US$m	2007	2006
Cash at bank and in hand	**487**	622
Short-term deposits	**661**	1,238
	1,148	1,860

The majority of cash at bank and in hand earns interest at floating rates of interest with a limited amount at fixed rates of interest or interest free. Short-term deposits are made at call and for less than one week, dependent on the short-term cash requirements of the Group and earn interest based on the respective short-term deposit rates. The fair value of cash and cash equivalents at 31 December 2007 and 31 December 2006 approximates carrying value.

For the purposes of the Consolidated Cash Flow Statement, cash and cash equivalents comprise the following at 31 December:

US$m	2007	2006
Cash at bank and in hand	**487**	622
Short-term deposits	**661**	1,238
Bank overdrafts (refer to note 28)	**(79)**	(143)
	1,069	1,717

During the year, the Group entered into new finance leases and hire purchase contracts to purchase various items of plant and equipment for US$26 million (2006 US$nil), issued shares from the conversion of the convertible borrowings and issued shares to the ESOP for a market value of US$185 million (2006 US$98 million) which did not require the use of cash and cash equivalents and are not included in the net cash flow used in investing and financing activities in the Consolidated Cash Flow Statement.

Notes to the Financial Statements

26. Capital and Reserves	
US$m	
Authorised:	
875,000,000 ordinary shares of US$0.50 each as at 1 January 2006	438
14,234,948,397 ordinary shares of US$0.50 each increase on 30 June 2006	7,117
15,109,948,397 ordinary shares of US$0.50 each as at 31 December 2006	7,555
13,609,948,397 ordinary shares of US$0.50 each cancellation	(6,805)
1,500,000,000 ordinary shares of US$0.50 each as at 31 December 2007	750
50,000 deferred shares of GBP1.00 each as at 31 December 2006 and at 31 December 2007	-
1 special voting share of US$0.50 as at 31 December 2006 and as at 31 December 2007	-
	750
Issued, called up and fully paid:	
632,502,416 ordinary shares of US$0.50 each as at 1 January 2006	316
3,000,000 ordinary shares issued on 28 March 2006 to the ESOP	1
32,543,344 ordinary shares issued on 22 May 2006 to institutional investors	16
235,787,596 ordinary shares issued on 30 October 2006 from a shareholder rights issue	118
39,317,027 ordinary shares issued on the exercise of convertible bonds to 31 December 2006	20
943,150,383 ordinary shares of US$0.50 each as at 31 December 2006	471
4,000,000 ordinary shares issued on 31 January 2007 to the ESOP	2
24,516,537 ordinary shares issued on the exercise of convertible bonds to 31 December 2007	12
971,666,920 ordinary shares of US$0.50 each as at 31 December 2007	485
Share Premium:	
As at 1 January 2006	2,500
3,000,000 ordinary shares issued on 27 March 2006 to the ESOP	97
32,543,344 ordinary shares issued on 22 May 2006 to institutional investors	1,236
235,787,596 ordinary shares issued on 30 October 2006 from a shareholder rights issue	5,314
39,317,027 ordinary shares issued on the exercise of convertible bonds to 31 December 2006	375
At 31 December 2006	9,522
4,000,000 ordinary shares issued on 31 January 2007 to the ESOP	183
24,516,537 ordinary shares issued on the exercise of convertible bonds to 31 December 2007	194
As at 31 December 2007	9,899
Own shares:	
33,054,864 ordinary shares of US$0.50 each as at 1 January 2006	(616)
29,450,976 ordinary shares disposed by the ECMP during the year	572
428,053 ordinary shares purchased during the year	(11)
3,000,000 ordinary shares purchased on 28 March 2006 by the ESOP	(98)
1,611,519 ordinary shares purchased from shareholder rights issue on 30 October 2006	(38)
2,469,713 ordinary shares disposed by the ESOP during the year	37
6,173,747 ordinary shares of US$0.50 each as at 31 December 2006	(154)
4,000,000 ordinary shares purchased on 31 January 2007 by the ESOP	(185)
9,310,000 ordinary shares purchased in the ECMP during the year	(518)
291,585 ordinary shares purchased during the year	(14)
6,618,641 ordinary shares disposed during the year	220
13,156,691 ordinary shares of US$0.50 each as at 31 December 2007	(651)

Details in respect of the various classes of shares are outlined in the Directors' Report on pages 103 to 106.

26. Capital and Reserves (continued)

Issue of ordinary shares
During March 2006, 3,000,000 shares were issued to the ESOP at a market price of GBP18.72 per share.

On 22 May 2006, 32,543,344 shares were issued to institutional investors at a market price of GBP21.00 per share.

On 30 October 2006, 235,787,596 ordinary shares were issued under a rights issue which was structured as an issue of one new ordinary share at a price of GBP12.65 per share for every three existing ordinary shares held. The net proceeds from the rights issue was US$5,432 million (after US$186 million of capital raising costs) and the number of shares in issue of Xstrata plc following the completion of the rights issue was 943,150,383.

On 31 January 2007, 4,000,000 shares were issued to the ESOP at a market price of GBP23.58 per share.

During 2006, 64.3% of the US$600 million of convertible bonds were converted at the option of the holders into 39,317,027 ordinary shares in Xstrata plc. During 2007, the remainder of the US$600 million convertible bonds issued by Xstrata Capital Corporation AVV were converted at the option of the holders into 24,516,537 ordinary shares in Xstrata plc. As a result of this conversion, 100% of the bond has been now converted (refer to note 29).

On 16 January 2008, 6,000,000 shares were issued to the ESOP at a market price of GBP34.90 per share.

Own shares
Own shares comprise shares of Xstrata plc held in the Employee Share Option Plan (ESOP) and shares held by Batiss Investments (Batiss) for the Equity Capital Management Programme (ECMP).

The shares acquired by the ESOP are either stock market purchases or share issues from the Company. The ESOP is used to co-ordinate the funding and manage the delivery of ordinary shares for options and free share awards under the Group's employee award schemes. The trustee of the ESOP is permitted to place the shares back into the market and may hold up to 5% of the issued share capital of the Company at any one time. At 31 December 2007, 3,846,691 (2006: 6,173,747) shares, equivalent to 0.4% (2006: 0.7%) of the total issued share capital, were held by the trust with a cost of US$133 million (2006 US$154 million) and market value of US$271 million (2006 US$308 million). The trust has waived the right to receive dividends from the shares that it holds. Costs relating to the administration of the trust are expensed in the period in which they are incurred.

The shares acquired from the stock market by Batiss and held for the ECMP are used by the Group as a source of financing for future acquisitions, or placed back into the market. The decision as to when to place the shares in the market, use the shares to assist the Group in facilitating future transactions, or to repurchase shares for cancellation, is considered in light of the Group's funding requirements and capital structure.

Batiss is not permitted to hold more than 10% of the issued share capital of the Company at any one time. Batiss has entered into an option agreement with Xstrata Capital Corporation A.V.V. (Xstrata Capital), a wholly owned subsidiary within the Xstrata Group, whereby Batiss has granted to Xstrata Capital a right to require Batiss to sell the purchased Xstrata shares to a third party (other than a subsidiary of Xstrata plc), as nominated by Xstrata Capital, at an exercise price of 1p per share. Under the option agreement, Xstrata Capital pays Batiss a premium for this right, the premium being the equivalent of the market price paid by Batiss for the shares plus associated costs less the 1p exercise price. This premium payment, together with funds from a subscription by Xstrata Capital for non-voting redeemable preference shares in Batiss, provides the funding for Batiss to acquire the shares in the market. These payments are sourced from the existing and future cash resources of Xstrata Capital. Xstrata Capital is able to exercise its right under the option agreement for a period of six years from the date of each purchase, but has not chosen to do so in either 2007 or 2006.

Batiss has waived its right to receive dividends on the shares which it holds. At 31 December 2007, 9,310,000 (2006: nil) shares, equivalent to 1.0% (2006 nil%) of the total issued share capital, were held by the trust with a cost of US$518 million (2006 US$nil) and market value of US$656 million (2006 US$nil). Costs relating to the administration of the trust are expensed in the period in which they are incurred.
In 2006, the shares held at 31 December 2005 were used as a source of funding for the Cerrejón acquisition (refer to note 7).

Notes to the Financial Statements

26. Capital and Reserves (continued)

Consolidated changes in equity

US$m	Issued capital	Share premium	Own shares	Convertible borrowings – equity component	Other reserves	Retained earnings	Total	Minority interests	Total equity
	Attributable to equity holders of the parent								
At 1 January 2007	471	9,522	(154)	78	4,472	4,057	18,446	1,146	19,592
Recognised income and expenses	–	–	–	–	595	5,472	6,067	326	6,393
Issue of share capital	14	377	(185)	(22)	–	–	184	–	184
Own share purchases	–	–	(532)	–	–	–	(532)	–	(532)
Own share disposals	–	–	220	–	–	(164)	56	–	56
Cost of IFRS 2 equity-settled share-based compensation plans	–	–	–	–	–	62	62	–	62
Acquisition of subsidiaries	–	–	–	–	–	–	–	429	429
Capital injection	–	–	–	–	–	–	–	180	180
Redemption of minority interests	–	–	–	–	(12)	–	(12)	(10)	(22)
Dividends paid	–	–	–	–	–	(443)	(443)	(485)	(928)
Loan reclassification	–	–	–	–	–	–	–	(156)	(156)
At 31 December 2007	485	9,899	(651)	56	5,055	8,984	23,828	1,430	25,258

Consolidated changes in equity

US$m	Issued capital	Share premium	Own shares	Convertible borrowings – equity component	Other reserves	Retained earnings	Total	Minority interests	Total equity
	Attributable to equity holders of the parent								
At 1 January 2006	316	2,500	(616)	119	3,054	2,192	7,565	572	8,137
Recognised income and expenses	–	–	–	–	1,418	1,549	2,967	405	3,372
Issue of share capital	155	7,022	(136)	(41)	–	–	7,000	–	7,000
Own share purchases	–	–	(11)	–	–	–	(11)	–	(11)
Own share disposals	–	–	609	–	–	525	1,134	–	1,134
Cost of IFRS 2 equity-settled share-based compensation plans	–	–	–	–	–	42	42	–	42
Acquisition of subsidiaries	–	–	–	–	–	–	–	471	471
Redemption of minority interests	–	–	–	–	–	–	–	(95)	(95)
Dividends paid	–	–	–	–	–	(251)	(251)	(207)	(458)
At 31 December 2006	471	9,522	(154)	78	4,472	4,057	18,446	1,146	19,592

26. Capital and Reserves (continued)

Other reserves

US$m	Revaluation reserves	Other reserves	Net unrealised gains/(losses)	Foreign currency translation	Total
At 1 January 2006	–	1,241	194	1,619	3,054
Revaluation of property, plant and equipment	1,418	–	–	–	1,418
Available-for-sale financial assets	–	–	1,892	–	1,892
Losses on cash flow hedges	–	–	(78)	–	(78)
Realised gains on disposal of available-for-sale financial assets	–	–	(63)	–	(63)
Reversal of revaluation surplus on available-for-sale financial assets**	–	–	(2,205)	–	(2,205)
Realised losses on cash flow hedges*	–	–	125	–	125
Recycled foreign currency translation net losses	–	–	–	47	47
Foreign currency translation differences	–	–	(5)	249	244
Deferred tax	–	–	59	(21)	38
At 31 December 2006	1,418	1,241	(81)	1,894	4,472
Revaluation of property, plant and equipment	22	–	–	–	22
Available-for-sale financial assets	–	–	49	–	49
Losses on cash flow hedges	–	–	(261)	–	(261)
Realised losses on cash flow hedges*	–	–	121	–	121
Recycled foreign currency translation net losses	–	–	–	28	28
Redemption of minority interests	–	(12)	–	–	(12)
Foreign currency translation differences	–	–	(2)	672	670
Deferred tax	–	–	(1)	(33)	(34)
At 31 December 2007	1,440	1,229	(175)	2,561	5,055

*Realised losses of US$121 million (2006 US$125 million) are included in Revenue in the Income Statement.

**Relates to gains made on the Group's investment in Falconbridge whilst the investment was treated as an available-for-sale financial asset. In accordance with the Group's accounting policy, on obtaining control of Falconbridge, the unrealised gains have been reversed and the acquisition accounting in note 7 was adopted.

Revaluation reserves

This reserve principally records the re-measurement from cost of the 19.9% interest held in Falconbridge at 31 December 2005, to the fair value of 19.9% of the identifiable net assets of Falconbridge on 15 August 2006, the date the Group obtained control of Falconbridge (refer to note 7).

Other reserves

This reserve principally originated during 2002 from the merger of Xstrata AG into Xstrata plc (US$279 million) and the issue of shares from the acquisition of the Duiker and Enex Groups of US$935 million.

Net unrealised gains/(losses) reserve

This reserve records the re-measurement of available-for-sale financial assets to fair value (refer to note 22) and the effective portion of the gain or loss on cash flow hedging contracts (refer to notes 23, 30 and 36). Deferred tax is provided on the re-measurement at tax rates enacted or substantively enacted.

Foreign currency translation reserve

This is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. It is also used to record the exchange differences from the translation of quasi equity inter-company loans in foreign operations. On disposal or partial disposal of a foreign entity or repayment of a quasi equity loan, the deferred accumulated amount recognised in this reserve is transferred to the income statement.

Notes to the Financial Statements

26. Capital and Reserves (continued)

Minority Interest
Minority interest movements in 2007 relate to the acquisition of Eland (refer note 7), a capital injection to Konimabo Nickel SAS, and the reclassification of a portion of the Koniambo Nickel SAS minority interest to liabilities in accordance with IFRS.

Significant movements in 2006 relate to minorities arising as part of the Falconbridge acquisition (refer note 7).

Capital Management
The capital of Xstrata plc is the total equity on the Group's balance sheet. The objective of the Company's capital management is to grow and manage a diversified portfolio of metals and mining businesses with the aim of delivering industry-leading returns for its shareholders. The management of the Group's capital is performed by the Board of Directors. There are no externally imposed capital requirements.

27. Trade and Other Payables

US$m	2007	2006
Current:		
Trade payables	**2,429**	2,290
Sundry payables	**426**	326
Interest payable	**69**	23
Accruals and other payables	**821**	486
	3,745	3,125
Non-current:		
Accruals and other payables	**54**	95
	54	95
Total	**3,799**	3,220

All current payables are expected to be settled in the next 12 months and non-current payables are expected to be settled over a weighted average life of 13 years (2006: 13 years).

28. Interest-bearing Loans and Borrowings

US$m	2007	2006
Current:		
At amortised cost:		
Bank overdrafts	**79**	143
Syndicated bank loans – unsecured	**–**	1,656
Syndicated bank loans – revolving loan facilities – unsecured	**481**	–
Bank loans – other unsecured	**41**	39
Capital market notes	**350**	5
Preference shares	**149**	–
Obligations under finance leases and hire purchase contracts (i)	**18**	147
	1,118	1,990
Non-current:		
At amortised cost:		
Syndicated bank loans – unsecured	**4,265**	7,365
Bank loans – other unsecured	**264**	318
Capital market notes	**6,338**	4,617
Minority interest loans	**81**	81
Obligations under finance leases and hire purchase contracts (i)	**114**	95
Preference shares	**199**	304
Other loans	**417**	166
	11,678	12,946
Non-current:		
At amortised cost:		
Convertible borrowings (refer note 29)	**327**	525
Total	**13,123**	15,461
Less cash and cash equivalents (refer note 25)	**(1,148)**	(1,860)
Net debt*	**11,975**	13,601

*Net debt is defined as loans and borrowings net of cash and cash equivalents.

i. Secured over specific items of plant and equipment (refer to note 16).

New Facilities in 2007
The Xstrata Group has entered into the bank loans as described below:

Syndicated Bank loans
On 25 July 2007, the Group entered into a guaranteed US$4,680 million revolving syndicated loan facility (Syndicated Facilities Agreement). On 31 July 2007, the Group drew down US$4,087 million under the Syndicated Facilities Agreement and used these proceeds to repay in full the amounts outstanding under the Acquisition Facilities. Subsequent draw downs have been made to partly fund the acquisitions of Anvil Hill, Austral Coal Limited and Eland Platinum Holdings Limited. A portion of these draw downs were repaid prior to 31 December 2007 through the cash flows of the Group. Interest is payable on the loans at a rate which is based on LIBOR and the relevant margin, which is 27.5 basis points per annum.

Revolving Loan Facilities
On 8 October 2007, the Group entered into a guaranteed US$2,000 million 364 day Revolving Loan Facility. Draw downs have been made to partly fund the acquisitions of Anvil Hill, Austral Coal Limited and Eland Platinum Holdings Limited. Interest is payable on the loans at a rate which is the aggregate of LIBOR and the relevant margin, which is 27.5 basis points per annum.

On 6 December 2007, the Group entered into a guaranteed US$1,500 million 364 day Revolving Loan Facility. Interest is payable on the loans at a rate which is the aggregate of LIBOR and the relevant margin, which is 27.5 basis points per annum.

Notes to the Financial Statements

28. Interest-bearing Loans and Borrowings

Repaid Facilities

In connection with the Falconbridge Acquisition in August 2006, Xstrata plc and certain subsidiaries of the Group entered into the Acquisition Facilities Agreement, the Debt Bridge Facility Agreement and the Equity Bridge Facility Agreement. The purpose of these agreements was to meet the financing requirements of the Falconbridge Offer and to subsequently act as the Group's principal bank facilities following the Falconbridge acquisition.

- The Acquisition Facilities Agreement was a US$9,500 million committed multi-currency syndicated loan with facilities which consisted of: (i) a 36-month term loan facility for US$3,353 million; (ii) a 60-month-and-one-day term loan facility for US$1,117 million; (iii) a 60-month revolving loan facility for US$3,353 million; and (iv) a 364-day term loan facility for US$1,677 million with the ability to extend by 364 days. Interest was payable on the loans at a rate which was based on the London interbank offered rate (LIBOR) plus the relevant margins, which were initially between 50 and 70 basis points per annum. The Group was liable to pay a commitment fee on the un-drawn portion of the syndicated loan facility at a rate per annum equal to 35% of the applicable margin payable on the three and five year tranches and 30% of the applicable margin on the 364-day tranche. This facility was fully repaid in July 2007 using the US$4,680 million Syndicated Loan described and defined above.
- The Debt Bridge Facility Agreement consisted of a six-month term loan facility for US$2,500 million with the ability to extend by 364 days. Interest was payable on the loans at a rate which was based on LIBOR plus 40 basis points per annum. This facility was fully repaid in November 2006.
- The Equity Bridge Facility Agreement was a term loan facility for US$7,000 million which was fully repaid in November 2006. Interest was payable on the loan at a rate which was based on LIBOR plus 40 basis points per annum.

On 18 August 2005, Xstrata plc and certain subsidiary undertakings of the Group, entered into a US$600 million 364-day fully drawn advance loan facility. The interest payable on the term loan was at a rate based on LIBOR plus 40 basis points per annum. This facility was re-financed during 2006.

On 8 May 2006, the Group entered into a US$2,500 million committed multi-currency 364-day loan facility to partly finance the Cerrejon and Tintaya acquisitions (refer to note 7). The interest payable on the loan was based on LIBOR plus 40 basis points per annum. The Group was liable to pay a commitment fee on the un-drawn portion of the facility at a rate per annum equal to 25% on the applicable margin, payable quarterly in arrears. This facility was re-financed during 2006.

28. Interest-bearing Loans and Borrowings (continued)

Capital Market Notes

As at 31 December 2007, other unsecured private placements included:

Facility	Denomination	At 31 Dec 07 US$m	Fixed or floating interest rate	Effective interest rate % in 2007	Maturity	At 31 Dec 06 US$m	Effective interest rate % in 2006
Series A senior unsecured notes [a]	US$	152	Fixed	5.90	Jun 08	150	5.90
Series B senior unsecured notes [a]	US$	53	Fixed	6.75	Jun 11	50	6.75
Series B senior unsecured notes [a]	US$	53	Fixed	7.00	Jun 11	50	7.00
Unsecured notes [b]	US$	499	Floating	5.75	Nov 09	498	5.72
Unsecured notes [b]	US$	771	Fixed	5.50	Nov 11	746	5.50
Unsecured notes [b]	US$	1,024	Fixed	5.80	Nov 16	996	5.80
Unsecured notes [c]	EUR	741	Fixed	4.88	Jun 12	–	–
Unsecured notes [c]	EUR	738	Fixed	5.25	Jun 17	–	–
Unsecured notes [d]	US$	495	Fixed	6.90	Nov 37	–	–
Senior debentures [e]	CAD	184	Fixed	4.89	Dec 08	155	4.89
Senior debentures [e]	US$	329	Fixed	6.03	Feb 11	328	6.03
Senior debentures [e]	US$	270	Fixed	5.88	Jun 12	266	5.88
Senior debentures [e]	US$	314	Fixed	6.06	Jul 12	317	6.06
Senior debentures [e]	US$	348	Fixed	6.34	Oct 15	354	6.34
Senior debentures [e]	US$	248	Fixed	6.16	Jun 15	246	6.16
Senior debentures [e]	US$	236	Fixed	6.39	Jun 17	234	6.39
Senior debentures [e]	US$	233	Fixed	6.77	Jun 35	232	6.77
		6,688				4,622	

[a] An Australian subsidiary has designated the series A and B senior unsecured notes as a fair value hedge of an investment in South America (refer to note 36). The hedge is being used to reduce exposure to foreign currency risk.

[b] In November 2006, the Group issued US$2,250 million of guaranteed capital market notes to refinance existing debt facilities. The notes are comprised of three tranches, a US$1,000 million ten-year note at a fixed interest rate of 5.8%, a US$750 million five year note at a fixed interest rate of 5.5% and a US$500 million three year note that bears interest at a rate based on LIBOR plus 35 basis points.

[c] In June 2007, the Group issued a two-tranche EUR1,000 million guaranteed bond offering, comprising EUR500 million 4.875% fixed guaranteed notes due 2012 and EUR500 million 5.25% fixed guaranteed notes due 2017. These bonds have been swapped to US$. The swaps have been accounted for as cash flow hedges with an unrealised gain of US$112 million (2006 US$nil) at 31 December 2007 (refer to note 36).

[d] In November 2007, the Group issued guaranteed 30 year notes of US$500 million bearing interest at a fixed rate of 6.9%.

[e] The guaranteed senior debentures were assumed by the Group through the acquisition of Falconbridge (refer to note 7). Pursuant to the terms of the note indentures as amended by supplemental indentures, Xstrata plc has fully and unconditionally guaranteed in favour of the holders of the senior debentures the payment, within 15 days of when due, of all financial liabilities and obligations of Xstrata Canada Incorporated to such holders under the terms of the senior debentures.

A portion of the fixed interest rate of the Unsecured notes Senior debentures has been swapped to a floating rate. The swaps have been accounted for as fair value hedges with an unrealised gain of US$102 million (2006 US$11 million loss) at 31 December 2007 (refer to note 36). There has been no significant impact on income in 2007 or 2006 as a result of hedge ineffectiveness.

Notes to the Financial Statements

28. Interest-bearing Loans and Borrowings (continued)

Preference shares
As at 31 December 2007, unsecured preference shares included:

Facility	Denomination	At 31 Dec 07 US$m	Fixed or floating interest rate	Interest rate %	Maturity	At 31 Dec 06 US$m	Effective Interest rate % in 2006
Preference shares series 2*	CAD	120	Floating	5.88	Jun 12	103	5.10
Preference shares series 3	CAD	79	Fixed	4.58	Mar 09	67	4.58
Preference shares series H	CAD	149	Fixed	6.50	Mar 08	134	6.50
		348				304	

*Holders of Preference shares series 2 have the right to convert their shares into Preference shares series 3 in March 2009, subject to certain conditions.

The preference shares were assumed by the Group through the acquisition of Falconbridge (refer to note 7). At the acquisition date, Falconbridge had additional preference shares outstanding. The Group completed the redemption of all of the outstanding preferred shares, series F and series G and preferred shares series 1 for an aggregate cash consideration of CAD306 million (US$270 million) in November 2006. Following the completion of the preferred share redemption, the Toronto Stock Exchange halted trading in and de-listed the series F shares and the series G shares. Pursuant to the terms of a guarantee indenture, Xstrata plc has fully and unconditionally guaranteed in favour of the holders of the preference shares the payment, within 15 days of when due, of all financial liabilities and obligations of Xstrata Canada Incorporated to such holders under the terms of the preference shares. The preference shares are classified within interest bearing loans and borrowings because in the majority of cases the cumulative dividends must be paid for an indefinite period and/or the shares are transferable into a variable number of equity instruments.

Bank Loans – other unsecured
Other bank loans includes:

- Debts of proportionally consolidated joint ventures of US$139 million (2006 US$139 million) which bear interest at a rate based on LIBOR plus 175 basis points, repayable in August 2011 and US$163 million (2006 US$201 million) which bear interest at a rate based on LIBOR plus 31 basis points, repayable by December 2011;
- US$*nil* (2006 US$13 million) which bear interest at a rate based on LIBOR plus 85 basis points; and
- ZAR denominated borrowings of US$3 million (2006 US$4 million) that are subject to floating interest rates based on Johannesburg inter bank acceptance rate (JIBAR) with an average floating interest rate of 10.7% per annum during 2007 (2006: 9.0% per annum), repayable by January 2010.

Bank overdrafts – unsecured
Xstrata Group has bank overdrafts that are subject to local and US$ prime floating interest rates in which they have been drawn down. The majority of the bank overdrafts are denominated in Canadian and United States dollars.

Minority Interest Loans
Minority interest loans includes US$81 million (2006: US$81 million) advanced to Minera Alumbrera Limited to fund operations that is subject to a fixed rate of 7.2% per annum (2006: 7.2% per annum), repayable by May 2012.

28. Interest-bearing Loans and Borrowings (continued)

Other Loans
Other loans includes:

- ZAR denominated loans of US$152 million (2006 US$135 million) payable to ARM Coal (refer note 7). The loan is subject to a floating rate of interest based on a dividend calculation with no fixed repayment date and is not callable within 12 months;
- US$ denominated loans of US$156 million (2006 US$nil) payable to Société Minière du Sud Pacifique for the Koniambo nickel project. The loan is subject to a floating rate of interest based on a dividend calculation with no fixed repayment date and is not payable within 12 months;
- AUD denominated loans of US$54 million (2006 US$nil) payable to Western Mining Corporation Resources International Limited and Indophil Resources Limited for the Tampakan copper project (refer note 7). The loan is subject to a fixed rate of interest of 4%, payable quarterly with no fixed repayment date and is not payable within 12 months;
- AUD denominated loans of US$167 million, assumed by the Group through the acquisition of Austral (refer to note 7), were repaid during 2007.
- ZAR denominated loans of US$43 million (2006 US$27 million) payable to Kagiso Trust Investments for the Mototolo project in South Africa (refer to note 7). The loan is subject to a floating rate of interest based on a dividend calculation with no fixed repayment date and is not payable within 12 months; and
- Loans of US$12 million and US$1 million are subject to a fixed rate of 5.0% per annum and US$11 million is interest free.

29. Convertible Borrowings

US$m	2007	2006
Convertible bonds	-	201
Convertible bond	327	324
	327	525

Convertible Bonds
On 15 August 2003, Xstrata Capital Corporation AVV issued US$600 million of Convertible Bonds due 15 August 2010 convertible at the option of the holder into fully paid Xstrata plc ordinary shares. The Convertible Bonds were guaranteed by the Company and were issued at par and bore a coupon of 3.95% per annum. On issue, they were convertible at any time after 26 September 2003 at the option of the holder into 61,180,977 ordinary shares in Xstrata plc based on a conversion price of GBP6.10 (US$9.81 converted into GBP at a fixed exchange rate) per ordinary share, a 39.6% premium to the closing price of Xstrata plc's ordinary shares on 1 August 2003. During 2006, 64.3% of the US$600 million of convertible bonds was converted by the holders (refer to note 26). Following the conversions that occurred during 2006 and rights issue in October 2006 (refer to note 26), the remaining number of ordinary shares that could be issued under the bond at 31 December 2006 was 24,516,537 and as a result of the rights issue the conversion price was adjusted to GBP5.44 (US$8.75 converted into GBP at a fixed exchange rate).

During 2007, the remainder of the bond was converted at the option of the holder. As a result of this conversion, 100% of the bond has now converted.

Notes to the Financial Statements

29. Convertible Borrowings (continued)

On 6 September 2005, Xstrata Capital Corporation AVV issued a US$375 million Convertible Debenture to Brookfield, due 14 August 2017, convertible at the option of the holder into fully paid Xstrata plc ordinary shares. The Convertible Debenture was guaranteed by the Company and was issued at par, with a coupon of 4.0% per annum. On issue it was convertible at any time on or after 14 August 2006 at the option of the holder into 12,100,332 ordinary shares in Xstrata plc based on a conversion price of GBP17.13 (US$30.99 converted into GBP at a fixed exchange rate) per ordinary share, representing a 35% premium to the closing price of Xstrata plc's ordinary shares on 11 August 2005. Following the rights issue in October 2006 (refer to note 26), the total number of ordinary shares that could have been converted was increased to 13,575,432 and the conversion price was adjusted to GBP15.27 (US$27.62 converted into GBP at a fixed exchange rate). On the giving of not less than 30 days notice, the Convertible Debenture could have been called by the Group at par plus accrued interest, at any time after 14 August 2010. Unless previously converted, redeemed or cancelled, the 2017 Convertible Debenture was redeemable on 14 August 2017 at its principal amount plus unpaid accrued interest. On 13 October 2006, the Convertible Debenture was cancelled and a 2017 Convertible Bond was issued to the holder of the Convertible Debenture. The terms of the Convertible Bond are consistent with those of the cancelled Convertible Debenture. On 16 October 2006, the Financial Services Authority approved the admission to the Official List by way of blocklisting of 13,575,432 ordinary shares of US$0.50 each to be issued upon conversion of the 2017 Convertible Bond. The 2017 Convertible Bond is listed on the Professional Securities Market of the London Stock Exchange.

The liability component of the Convertible Bonds is carried at amortised cost based on an effective interest rate of 5.74% per annum. There were no conversions during 2007 or 2006.

30. Derivative Financial Liabilities

US$m	2007	2006
Current:		
At fair value:		
Commodity cash flow hedges	**192**	53
Foreign currency cash flow hedges	**–**	1
Other commodity derivatives	**13**	7
Other foreign currency derivatives	**–**	17
	205	78
Non-current:		
At fair value:		
Commodity cash flow hedges	**58**	50
Fair value interest rate swap hedge	**6**	26
Other foreign currency derivatives	**142**	96
	206	172
Total	**411**	250

31. Provisions

US$m	Employee entitlements	Share-based compensation plans	Post retirement medical plans	Rehabilitation costs	Onerous contracts	Other	2007
At 1 January	352	58	413	1,240	42	238	2,343
Acquisitions	15	–	–	8	69	–	92
Arising during the year	228	44	32	123	–	61	488
Discount unwinding	6	–	–	83	–	2	91
PPE asset adjustment	–	–	–	122	–	–	122
Discontinued operations and disposals	(6)	–	(12)	–	–	(19)	(37)
Utilised	(190)	–	(27)	(75)	(12)	(86)	(390)
Unused amounts reversed	–	–	–	–	–	(30)	(30)
Translation adjustments	9	–	75	32	–	3	119
At 31 December	414	102	481	1,533	99	169	2,798
Current	244	–	–	4	–	96	344
Non-current	170	102	481	1,529	99	73	2,454
	414	102	481	1,533	99	169	2,798

US$m	Employee entitlements	Share-based compensation plans	Post retirement medical plans	Rehabilitation costs	Onerous contracts	Other	2006
At 1 January	174	12	11	318	23	33	571
Acquisitions	111	–	407	816	16	150	1,500
Arising during the year	138	49	17	28	–	121	353
Discount unwinding	–	–	–	32	2	6	40
PPE asset adjustment	–	–	–	88	–	–	88
Utilised	(74)	(3)	(1)	(49)	(2)	(67)	(196)
Unused amounts reversed	(8)	–	–	(12)	–	(5)	(25)
Translation adjustments	11	–	(21)	19	3	–	12
At 31 December	352	58	413	1,240	42	238	2,343
Current	193	–	–	4	–	92	289
Non–current	159	58	413	1,236	42	146	2,054
	352	58	413	1,240	42	238	2,343

Employee entitlements

The employee entitlement provisions mainly represent the value of excess leave entitlements allocated over the leave taken by the employees of the Group. These amounts are expected to be utilised as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment. Current employee entitlements includes excess short-term leave entitlements and the portion of non-current employee entitlements that are expected to be incurred within 12 months. Non-current entitlements include long-service leave entitlements which are payable upon an employee attaining a certain period of service and workers' compensation provisions. For some entitlements, amounts will also be recovered from an independent fund (refer to note 19). The current portion of these costs are expected to be utilised in the next 12 months and the non-current portion of these costs are expected to be utilised over a weighted average life of 8 years (2006: 9 years).

Notes to the Financial Statements

31. Provisions (continued)

Share-based compensation plans
The Group has various share-based compensation plans under which options to subscribe for the Company's shares have been granted to certain executives and senior employees that will be cash-settled (refer to note 34). The intrinsic value of the options that had vested at 31 December 2007 was US$86 million (2006 US$17 million).

Post retirement medical plans
The Group operates unfunded post-retirement medical benefits plans in North America and South Africa for a number of current and former employees. Independent qualified actuaries using the projected unit credit method assess the accumulated benefit obligation and annual cost of accrued benefits. The current portion of these costs are expected to be utilised in the next 12 months and the non-current portion of these costs are expected to be utilised over a weighted average life of 13 years (2006: 13 years) (refer to note 34).

Rehabilitation costs
Rehabilitation provision represents the estimated costs required to provide adequate restoration and rehabilitation upon the completion of mining activities. These amounts will reverse when such rehabilitation has been performed. The current portion of these costs are expected to be utilised in the next 12 months and the non-current portion of these costs are expected to be utilised over a weighted average life of 25 years (2006: 24 years) (refer to note 24).

Onerous contracts
Onerous contract provisions represent the restatement of various long-term contracts to their current market value at the acquisition date of subsidiaries. These provisions are expected to be utilised over a weighted average life of 7 years (2006: 12 years).

Other
Other includes provisions for litigation of US$79 million (2006 US$83 million) and restructuring of US$13 million (2006 US$32 million). The current portion of these costs are expected to be utilised in the next 12 months and the non-current portion of these costs are expected to be utilised over a weighted average life of 3 years (2006: 17 years).

32. Other Liabilities

US$m	2007	2006
Current:		
Deferred income	**45**	41
	45	41
Non-current:		
Deferred income	**78**	16
	78	16

33. Commitments and Contingencies

Operating lease commitments – Group as Lessee
The Group has entered into leases for buildings, motor vehicles and sundry plant and equipment. These leases have an average life of 7 years (2006: 5 years) with renewal terms at the option of the lessee at lease payments based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases. Future minimum lease payments under non-cancellable operating leases as at 31 December are as follows:

US$m	**2007**	2006
Within 1 year	**42**	50
After 1 year but not more than 5 years	**95**	101
More than 5 years	**26**	20
	163	171

Finance lease and hire purchase commitments
The Group has entered into finance leases and hire purchase contracts for various items of plant and machinery. The majority of these leases include a residual balloon payment at the end of the lease term and title passing to the Group. Future minimum lease payments under finance leases and hire purchase contracts together with the future finance charges as at 31 December are as follows:

US$m	**Un-discounted minimum payments 2007**	**Present value of minimum payments 2007**	Un-discounted minimum payments 2006	Present value of minimum payments 2006
Within 1 year	**27**	**18**	159	147
After 1 year but not more than 5 years	**100**	**74**	84	68
More than 5 years	**56**	**40**	43	27
Total minimum lease payments	**183**	**132**	286	242
Less amounts representing finance lease charges	**(51)**	**–**	(44)	–
Present value of minimum lease payments	**132**	**132**	242	242

Capital commitments
Amounts contracted for but not provided in the financial statements amounted to US$1,455 million (2006 US$795 million), including:

- Xstrata Coal US$170 million for the development of the Goedgevonden open cut coal mine, US$53 million for a dragline at the Wondoan project, US$53 million for the Wollombi development and US$51 million for a coal handling preparation plant upgrade at Liddell;
- Xstrata Zinc US$109 million for the development of an open cut mine at Mt Isa; and
- Xstrata Nickel US$78 million (2006 US$104 million) for the Nickel Rim South project and US$320 million (2006 US$159 million) for the Koniambo project.

The balance of the other amounts contracted for but not provided relates to various minor commitments around the Group, mainly for the purchase of new property, plant and equipment.

Included in the above is US$350 million (2006 US$371 million) representing the Group's share of the capital commitments that have been incurred jointly with other venturers. Finance leases entered into after 31 December 2007 amounted to US$nil (2006 US$nil).

Notes to the Financial Statements

33. Commitments and Contingencies (continued)

Guarantees

Xstrata Coal Australia has contracted US$588 million (2006 US$697 million) for rail take or pay commitments, US$450 million (2006 US$494 million) for port take or pay commitments, performance guarantees to customers under contracts for supply of coal for US$24 million (2006 US$25 million) and guarantees to the New South Wales and Queensland Departments for Mineral Resources in respect of various mining leases and the performance thereof US$215 million (2006 US$112 million).

Xstrata Coal South Africa has issued guarantees to the Department of Minerals and Energy to obtain certain prospecting permits of US$70 million (2006 US$68 million).

Xstrata Coal's share of the Cerrejón coal mine's performance guarantees totals US$381 million (2006 US$343 million). These guarantees have been provided to various government agencies to enable the coal mine to freely export coal, receive tax exemptions, and to access a special imports system.

Xstrata Alloys has issued a guarantee in respect of the obligations of Merafe under a US$33 million (2006 US$43 million) facility in connection with the acquisition of certain assets and resources relating to the Pooling and Sharing Venture (PSV) and the Project Lion ferrochrome expansion project to be undertaken by the PSV. Any payments to be made under the guarantee are secured by the Group's ability to acquire Merafe's PSV assets for fair value and the security Merafe has provided to the lender.

Xstrata Copper, Xstrata Zinc and Xstrata Technology Australia have issued performance guarantees to customers for US$53 million (2006 US$27 million) and guarantees to the Queensland Departments for Mineral Resources and other government agencies in respect of various mining leases and the performance thereof, environmental bonds and self insurance licences US$105 million (2006 US$133 million).

Xstrata Nickel has issued guarantees for energy contracts of US$153 million (2006 US$96 million).

Xstrata Zinc has issued performance guarantees to the Northern Territory government for an electricity supply and pipeline agreement of US$32 million (2006 US$29 million) and has provided bank guarantees to the Northern Territory government for rehabilitation costs of US$49 million (2006 US$41 million). Xstrata Zinc has issued bank guarantees in Spain of US$107 million (2006 US$55 million).

A letter of credit of US$205 million (2006 US$172 million) has been given for the pension liabilities of the Group's Canadian operations. Letters of credit have been issued to the Canadian government for rehabilitation costs of US$38 million (2006 US$33 million).

Included in the above is US$1,730 million (2006 US$1,609 million) representing the Group's share of guarantees that have been incurred jointly with other venturers.

34. Employee Benefits

Share-based Payments
The expense recognised for share-based payments during the year is shown in the following table:

US$m	2007	2006
Expense arising from equity settled transactions	**59**	42
Expense arising from cash settled transactions	**44**	49
Total expense arising from share-based payment transactions	**103**	91

The Group operates a number of share option plans which are outlined below. There have been no cancellations or modifications to any of the plans during 2007 or 2006.

Xstrata plc Long Term Incentive Plan (LTIP)
The LTIP has two elements:
(i) A contingent award of free ordinary shares that vests after three years, subject to, and to the extent that, performance criteria determined at the time of grant have been satisfied; and
(ii) An option to acquire ordinary shares at a specified exercise price after the third anniversary of grant, subject to, and to the extent that, performance criteria determined at the time of grant have been satisfied.

All LTIP awards that vest are subject to the satisfaction of certain performance criteria being met over a three-year performance period. The 2003 LTIP awards are only subject to the Total Shareholder Return (TSR) performance criteria. Half of the options and free share awards granted in 2004 and 2005 are conditional on TSR relative to a peer group, with the remainder conditional on the Group's real cost savings relative to targets set on a stretching scale over the three-year period. The allocation of performance criteria pertaining to the options and free share awards granted in 2006 and 2007 is summarised in the following table:

Award	Employees	Number	% TSR	% cost savings	TSR	Cost savings
2007:						
Options	Corporate	1,140,952	50%	50%	570,476	570,476
	Business units	2,117,638	25%	75%	529,410	1,588,228
		3,258,590			1,099,886	2,158,704
Free shares	Corporate	342,286	50%	50%	171,143	171,143
	Business units	635,287	25%	75%	158,822	476,465
		977,573			329,965	647,608
2006:						
Options	Corporate	1,048,144	50%	50%	524,072	524,072
	Business units	1,764,060	25%	75%	441,015	1,323,045
		2,812,204			965,087	1,847,117
Free shares	Corporate	314,444	50%	50%	157,222	157,222
	Business units	538,092	25%	75%	134,523	403,569
		852,536			291,745	560,791

Notes to the Financial Statements

34. Employee Benefits (continued)

For the awards conditional on TSR, one-half of the award will vest if TSR growth is at the median of the specified peer group, the full award will vest for performance at or above the second decile with straight line vesting between these points. No vesting will occur for below median performance. For the awards where vesting is conditional on the Group's real cost savings relative to targets set on a stretching scale: 10% of the award will vest for 1% cost savings, 70% for 2% cost savings and all awards for 3% or more cost savings, with straight line vesting between these points. No vesting will occur if cost savings are less than 1%. Real cost savings are measured in relation to operating costs after adjusting for the effects of inflation, excluding depreciation, commodity price linked costs, effects of currencies on translation of local currency costs and planned life of mine adjustments. No other features of the LTIP awards are incorporated into the measurement of fair value.

No consideration will be payable on the vesting of an LTIP award of free ordinary shares. On exercise of an option, a participant will be required to pay an exercise price which is based on the closing market price of an ordinary share seven trading days prior to the date of grant.

Of the below options, 2.0 million (2006: 1.9 million) are accounted for as cash-settled share-based awards whilst the remainder of the LTIP awards are equity-settled. The movement in the number of free ordinary shares and share options is as follows:

Free Shares

	2007 No	2007 WAEP	2006 No	2006 WAEP
Outstanding as at 1 January	4,129,365[1]	NA	3,675,667[1]	NA
Granted during the year	977,573	NA	852,536	NA
Granted through rights issue	–	NA	436,838[2]	NA
Forfeited during the year	(54,491)	NA	(121,974)	NA
Exercised during the year	(1,804,700)[4]	NA	(675,586)[3]	NA
Expired during the year	–	NA	(38,116)	NA
Outstanding as at 31 December	3,247,747	NA	4,129,365	NA
Exercisable at 31 December	–	NA	–	NA

[1] All shares included in this balance have been accounted for in accordance with IFRS 2 Share-based Payments.
[2] These awards were issued as a result of the rights issue in October 2006 (refer to note 26).
[3] The weighted average share price at the date of exercise of these awards was GBP17.56.
[4] The weighted average share price at the date of exercise of these awards was GBP23.63.

The weighted average remaining contractual life for the free shares outstanding as at 31 December 2007 is 8.1 years (2006: 8.0 years). The weighted average fair value of free shares granted during the year was US$38.23 (2006 US$22.25).

34. Employee Benefits (continued)

Share Options

	2007 No	2007 WAEP	2006 No	2006 WAEP
Outstanding as at 1 January	**14,450,730**	**GBP9.26**	12,191,118	GBP7.82
Granted during the year	**3,258,590**	**GBP24.00**	2,812,204	GBP16.15
Granted through rights issue	–	–	1,531,063[1]	GBP9.25
Forfeited during the year	**(182,323)**	**GBP13.21**	(406,582)	GBP9.99
Exercised during the year	**(4,332,000)[2]**	**GBP6.49**	(1,559,147)[3]	GBP3.57
Expired during the year	–	–	(117,926)	GBP3.53
Outstanding as at 31 December	**13,194,997[4]**	**GBP13.73**	14,450,730[5]	GBP9.26
Exercisable at 31 December	**2,402,460**	**GBP5.89**	637,630	GBP3.22

[1] These awards were issued as a result of the rights issue in October 2006 (refer to note 26).
[2] The weighted average share price at the date of exercise of these options was GBP25.58.
[3] The weighted average share price at the date of exercise of these options was GBP17.75.
[4] All the share options included in this balance have been accounted for in accordance with IFRS 2 Share-based Payments, except for 65,708 options issued in 2002.
[5] All shares included in this balance have been accounted for in accordance with IFRS 2 Share-based Payments, except for 81,013 options issued in 2002.

The weighted average remaining contractual life for the share options outstanding as at 31 December 2007: 7.7 years (2006 7.9 years). The weighted average fair value of options granted during the year was US$13.93 (2006 US$7.72). The range of exercise prices for options outstanding at the end of the year was GBP3.22 to GBP24.00 (2006 GBP3.22 to GBP15.37). The following table lists the inputs to the models used to measure the fair value of equity settled awards granted:

	Date of grant 2007	Date of grant 2006
Dividend yield (%)	**1.5**	1.3
Expected volatility (%)	**35**	31
Risk-free interest rate (%)	**5.1**	4.4
Earliest exercise date	**15 Mar 2010**	10 Mar 2009
Latest exercise date	**14 Mar 2017**	09 Mar 2016
Expected exercise date	**27 Nov 2010**	17 Nov 2009
Share price at date of grant (GBP)	**24.25**	17.03
Exercise price (GBP)	**24.00**	17.17
Free share fair value at date of grant (GBP)	**19.73**	16.38
Option fair value at date of grant (GBP)	**6.74**	4.49

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historic volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Both the free shares and the equity settled options are equity settled plans and the fair value is measured at the date of grant. The fair value of the cash settled options is measured at the date of grant and at each reporting date until the liability is settled, using the Black-Scholes option pricing model, taking into account the terms and conditions of the award.

Notes to the Financial Statements

34. Employee Benefits (continued)

Xstrata AG incentive plan

With the merger of Xstrata AG into Xstrata plc, Xstrata plc assumed the obligations of Xstrata AG under the scheme with the number of options and exercise price adjusted accordingly. The share options had a two-year vesting period followed by a three-year exercise period. The exercise price was the share price at the date of granting of the share options. There were no other conditions attaching to these options and they could be cash-settled by the holder. No further options were granted under this incentive plan. All of the options below were accounted for as cash-settled share-based awards. The movement in the number of share options are as follows:

	2007 No	2007 WAEP	2006 No	2006 WAEP
Outstanding as at 1 January	14,320[1]	CHF13.41	173,331[1]	CHF27.63
Granted through rights issue	–	–	1,502[2]	CHF13.41
Exercised during the year	(14,320)[4]	CHF13.41	(147,846)[3]	CHF25.64
Expired during the year	–	–	(12,667)	CHF25.64
Outstanding as at 31 December	–	–	14,320	CHF13.41
Exercisable at 31 December	–	–	14,320	CHF13.41

[1] All shares included in this balance have been accounted for in accordance with IFRS 2 Share-based Payments.
[2] These awards were issued as a result of the rights issue in October 2006 (refer to note 26).
[3] The weighted average share price at the date of exercise of these options was CHF35.89.
[4] The weighted average share price at the date of exercise of these options was CHF56.96.

The weighted average remaining contractual life for the share options outstanding as at 31 December 2006 was 0.1 years.

No new shares were granted during the year.

Directors' Service contracts

Options were granted to two executive directors pursuant to the terms of on which they were recruited. The options are to be equity-settled. The exercise price is the share price at the date of granting of the share options. The final scheme vested in January 2007 and each scheme has an exercise period of seven years. If the holder ceases to be employed by the Group for any reason, they may exercise any vested options within six months of such cessation, after which the options lapse. Any unvested options will lapse if the holder is dismissed lawfully under the terms of their contract or if they voluntarily resign except where they have a valid reason to terminate their employment as defined in their employment contract, in which case all unvested options shall immediately vest and become exercisable for a period of six months. In all other cases, they will remain exercisable for a period of six months.

The movement in the number of share options are as follows:

	2007 No	2007 WAEP	2006 No	2006 WAEP
Outstanding as at 1 January	1,242,492	GBP4.36	1,334,580	GBP4.75
Granted through rights issue	–	–	156,413[1]	GBP3.69
Exercised during the year	(100,000)[3]	GBP5.68	(248,501)[2]	GBP3.69
Outstanding as at 31 December	1,142,492	GBP4.25	1,242,492	GBP4.36
Exercisable at 31 December	1,142,492	GBP4.25	993,994	GBP4.03

[1] These awards were issued as a result of the rights issue in October 2006 (refer to note 26).
[2] The weighted average share price at the date of exercise of these options was GBP24.53.
[3] The weighted average share price at the date of exercise of these options was GBP27.62.

The above share options have not been accounted for in accordance with IFRS 2 Share-based Payments as the options were granted on or before 7 November 2002 and have not been subsequently modified.

The weighted average remaining contractual life for the share options outstanding as at 31 December 2007 is 5.4 years (2006: 6.4 years). No new shares were granted during the year.

The range of exercise prices for options outstanding at the end of the year was GBP3.84 to GBP5.68 (2006 GBP3.84 to GBP5.68).

34. Employee Benefits (continued)

Xstrata AG Directors' Incentive Scheme
With the merger of Xstrata AG into Xstrata plc, Xstrata plc assumed the obligations of Xstrata AG under the scheme with the number of options and exercise price adjusted accordingly. The share options had a two-year vesting period followed by a three-year exercise period. The exercise price was the share price at the date of granting of the share options. There were no other conditions attaching to these options and they could be cash-settled by the holder. All of the options below were accounted for as cash-settled share-based awards. No further options will be granted under this incentive plan. The movement in the number of share options are as follows:

	2007 No	2007 WAEP	2006 No	2006 WAEP
Outstanding as at 1 January	-	-	15,231	CHF28.64
Expired during the year	-	-	(15,231)	CHF28.64
Outstanding as at 31 December	-	-	-	-
Exercisable at 31 December	-	-	-	-

Deferred Bonus
As detailed within the Directors' Remuneration Report on pages 121 to 135, the maximum bonus payable under the Bonus Plan for executive directors and the members of the Executive Committee is 300% of salary. Bonuses are payable in three tranches as follows:

- the maximum bonus, which any one participant is eligible to receive in cash, will be limited to 100% of the individual's base salary;
- any additional bonus up to a further 100% of base salary will be deferred for a period of one year; and
- any remaining bonus will be deferred for a period of two years.

The deferred elements will take the form of awards of Xstrata shares conditional on the participant remaining in employment throughout the deferral period. The number of shares awarded will be determined by reference to the market value of the shares at the date the bonus payment is determined. The deferred elements have been treated as an equity-settled share-based payment in accordance with IFRS 2.

In 2005 the Xstrata Remuneration Committee resolved that during the bonus deferral period dividend equivalents would accrue in relation to the deferral, to be delivered at the end of the deferral period and subject to the deferral award vesting.

As dividend equivalents are receivable on the deferred amounts, the fair value of the deferral is technically equal to the value of the bonuses deferred.

The following deferred bonus awards have been made:

	2007	2006	2005
Market value of deferred bonus award (US$m)	16	13	7
Number of shares purchased	-*	291,585	258,242

*At the date of signing the financial statements, the shares were yet to be purchased in the market.

Notes to the Financial Statements

34. Employee Benefits (continued)

Added Value Plan (AVP)
The first cycle of the AVP began on 9 May 2005, the second began on 10 March 2006 and the third on 15 March 2007. A description of the performance requirements and the vesting schedule of the plan are detailed within the Directors' Remuneration Report on pages 121 to 135.

The fair value of the 2007 equity-settled share-based payment under IFRS 2 was US$19 million, estimated at 15 March 2007, using a Monte Carlo simulation model to incorporate the market-based features of the plan. The equivalent valuation of the 2006 award was US$7 million (2005 US$7 million), estimated using a Monte Carlo simulation model.

For the 2007 plan cycle, the market capitalisation on 15 March 2007 was US$45.2 billion, the Participation Percentage was equal to 0.3% and the share price at the measurement date was US$46.77. For the 2006 plan cycle, the market capitalisation on 10 March 2006 was US$18.6 billion, the Participation Percentage was equal to 0.3% and the share price at the measurement date was US$29.39. For the 2005 plan cycle, the market capitalisation on 9 May 2005 was US$11.4 billion, the Participation Percentage was equal to 0.5% and the share price at the measurement date was US$18.00.

The following table lists the inputs to the models used to measure the fair value of the AVP award granted:

	2007		2006	
	Xstrata plc	**Xstrata share indices[1]**	Xstrata plc	Xstrata share indices[1]
Dividend yield (%)	**N/A**	**N/A[2]**	N/A	N/A[2]
Expected volatility (%)	**38**	**25**	30	21
Risk-free interest rate (%)	**5.2**	**5.2**	4.4	4.4
Third anniversary of start of cycle	**15 March 2010**	**15 March 2010**	10 March 2009	10 March 2009
Fourth anniversary of start of cycle	**15 March 2011**	**15 March 2011**	10 March 2010	10 March 2010
Fifth anniversary of start of cycle	**15 March 2012**	**15 March 2012**	10 March 2011	10 March 2011

[1] There are two Xstrata share indices used within the valuation model; one is a market capitalisation weighted TSR index comprising 15 global mining firms (2006: 18 global mining firms) who are considered to be Xstrata's key competitors for both financial and human capital. The other is a market capitalisation price index comprising the same global mining firm constituents.
[2] When simulating the Xstrata price index, a dividend yield is included to account for the suppressing impact that a dividend payment has on the constituent share prices. A yield of 2.5% (2006: 3.0%) has been used. For the simulation of Xstrata's TSR and the Index TSR a dividend yield is not required.

The expected volatility reflects the assumption that the historic volatility is indicative of future trends, which may also not necessarily be the actual outcome. There is no disclosure of the number of equity instruments granted as the AVP is not an award over a fixed number of shares.

Pensions and Other Post-employment Benefit Plans
The net expense recognised in the income statement for the year ended 31 December:

US$m	2007	2006
Defined benefit pension plans	**14**	14
Defined contribution pension plans	**149**	81
Post-retirement medical plans	**32**	17
	195	112

34. Employee Benefits (continued)

Defined Contribution Pension Plans
The Group participates in a number of defined contribution pension plans and industry-wide schemes covering the majority of its employees. The assets are held separately from those of the Group and are generally invested with insurance companies and regulated by local legislation.

Post-retirement Medical Plans
The Group participates in a number of post-retirement medical benefits. All material post-retirement medical benefit liabilities are in North America. Independent qualified actuaries assess the accumulated benefit obligation and annual cost of accrued benefits using the projected unit credit method. The actuaries have updated the valuations to 31 December 2007.

Defined Benefit Pension Plans
The Group contributes to defined benefit pension plans for a number of its employees. Independent professionally qualified actuaries assess the pension costs and funding of these plans using the projected unit method. The actuaries have updated the valuations to 31 December 2007.

All significant pension assets and liabilities are in North America.

The following tables summarise the components of the net expense recognised in cost of sales in the income statement and the funded status and amounts recognised in the balance sheet for the defined benefit pension plans and post-retirement medical plans.

The weighted average principal economic assumptions used to determine the actuarial values are as follows:

	Pension plans 2007	**Post-retirement medical plans 2007**	Pension plans 2006	Post-retirement medical plans 2006
Rate of salary increases	**3.8%**	**–**	3.8%	–
Rate of pension increases	**3.2%**	**–**	2.9%	–
Expected rate of return on plan assets:				
Equities	**9.1%**	**–**	9.0%	–
Bonds	**4.6%**	**–**	4.6%	–
Total	**6.9%**	**–**	6.9%	–
Discount rate	**5.6%**	**5.7%**	5.2%	5.3%
Inflation rate	**2.5%**	**2.6%**	2.9%	2.5%
Rate of medical cost increases	**–**	**9.0%**	–	9.0%

A one percentage point change in the assumed rate of increase in healthcare costs would have the following impact:

US$m	**Increase 2007**	**Decrease 2007**	Increase 2006	Decrease 2006
Effect on the current service cost and interest cost	**6**	**5**	2	(2)
Effect on the defined benefit obligation	**57**	**47**	40	(39)

The pension plan mortality rate used at 31 December 2007 and 31 December 2006 was UP-94 for North American pension and post-retirement medical plans. These rates refer to published projected mortality tables by actuarial bodies in North America and take into account the assumed increases in the life expectancy and are calculated for both current and future pensioners. There are no significant differences in these rates between schemes. The average life expectancy in the medical plans was 82 years as at 31 December 2007 (2006: 82 years).

Notes to the Financial Statements

34. Employee Benefits (continued)

The assets and liabilities of the schemes and the amounts recognised in the Group balance sheet at 31 December are as follows:

US$m	Pension plans 2007	Post-retirement medical plans 2007	Pension plans 2006	Post-retirement medical plans 2006
Present value of benefit obligations	2,717	481	2,604	413
Assets at fair value	(2,495)	–	(2,393)	–
Net liability	222	481	211	413
Net liability as at 31 December represented by:				
Pension deficits/provisions	227	481	216	413
Pension assets	(5)	–	(5)	–
Net liability	222	481	211	413

Historical adjustments are as follows:

US$m	2007	2006	2005	2004
Defined benefit obligation	2,717	2,604	106	110
Plan assets	(2,495)	(2,393)	(85)	(85)
Net deficit	222	211	21	25
Experience (gain)/loss adjustments on plan liabilities	69	(4)	(8)	(1)
Experience (gain)/loss adjustments on plan assets	126	(96)	(4)	1

The reconciliation of the net liability movement during the year in the net pension and post-retirement medical plan liability (before allowance of deferred tax) are as follows:

US$m	Pension plans 2007	Post-retirement medical plans 2007	Pension plans 2006	Post-retirement medical plans 2006
Net liability as at 1 January	211	413	21	11
Acquisition accounting adjustment*	–	–	311	407
Discontinued operations and disposals	(19)	(12)	–	–
Total benefit expense	14	32	14	17
Actuarial (gains)/losses	104	(6)	(74)	3
Employer contributions	(116)	(21)	(61)	(4)
Translation adjustments	28	75	–	(21)
Net liability as at 31 December	222	481	211	413

*Relates to adjustments made in respect of the acquisition of Falconbridge Limited in August 2006.

34. Employee Benefits (continued)

Contributions of US$24 million in 2008, US$29 million in 2009, US$17 million in 2010, US$16 million in 2011 and US$4 million in 2012 are being made in order to eliminate the deficiency in the North America plans. The total contributions to the defined benefit pension plans in 2008 including these further contributions are US$73 million.

The components of benefit (income)/expense recognised in the income statement during the year are as follows:

US$m	Pension plans 2007	Post-retirement medical plans 2007	Pension plans 2006	Post-retirement medical plans 2006
Service cost	43	9	22	5
Interest cost	133	23	48	9
Expected return on plan assets (net of expected expenses)	(162)	–	(56)	(1)
Gains on settlements and curtailments	–	–	–	4
	14	32	14	17

The components of actuarial (gains)/losses recognised in the Consolidated Statement of Recognised Income and Expenses during the year are as follows:

US$m	Pension plans 2007	Post-retirement medical plans 2007	Pension plans 2006	Post-retirement medical plans 2006
Expected return on plan assets (net of expected expenses)	162	–	56	1
Actual return on plan assets	(36)	–	(152)	(3)
Actual return less expected return on plan assets	126	–	(96)	(2)
Actuarial (gain)/loss on obligations	69	(12)	(4)	–
Change of assumptions	(91)	6	26	5
	104	(6)	(74)	3

The cumulative amount of net actuarial losses recognised in the statement of recognised income and expenses is US$38 million (2006 gain US$60 million).

Notes to the Financial Statements

34. Employee Benefits (continued)

The reconciliation of the present value of benefit obligations and fair value of plan asset movements during the year are as follows:

US$m	Pension plans 2007	Post-retirement medical plans 2007	Pension plans 2006	Post-retirement medical plans 2006
Benefit obligation present value as at 1 January	2,604	413	106	11
Acquisition accounting adjustment	–	–	2,565	439
Discontinued operations and disposals	(255)	(12)	–	–
Current service cost	43	9	22	5
Interest cost	133	23	48	9
Employee contributions	1	–	1	–
Actuarial (gains)/losses	69	(12)	(4)	–
Actual benefit payments	(165)	(21)	(59)	(10)
Settlements and curtailments	–	–	–	(28)
Loss on settlements and curtailments	–	–	–	4
Change of assumptions	(91)	6	26	5
Translation adjustments	378	75	(101)	(22)
Benefit obligation present value as at 31 December	2,717	481	2,604	413
Plan assets fair value as at 1 January	2,393	–	85	–
Acquisition accounting adjustment	–	–	2,254	32
Discontinued operations and disposals	(236)	–	–	–
Actual return on plan assets	36	–	152	3
Company contributions	116	–	61	4
Employee contributions	1	–	1	–
Benefits paid from fund	(165)	–	(59)	(10)
Settlements and curtailments	–	–	–	(28)
Translation adjustments	350	–	(101)	(1)
Plan assets fair value as at 31 December	2,495	–	2,393	–
Net liability as at 31 December	222	481	211	413
Net liability as at 1 January	211	413	21	11

The defined benefit obligation present value included above for unfunded pension plans at 31 December 2007 was US$5 million (2006 US$5 million).

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	Pension plans 2007	Pension plans 2006
Equities	49%	52%
Bonds	49%	48%
Other	2%	–%

Included in equities is US$nil (2006 US$1 million) of Xstrata plc shares.

The overall expected rate of return on assets is determined based on the market value weighted expected return applicable to the underlying asset category.

35. Related Parties

Name	Country of incorporation	Principal activities	% of ordinary shares held & voting rights
Principal Subsidiaries			
Xstrata Coal			
Abelshore Pty Limited	Australia	Coal operations	100%
Austral Coal Limited	Australia	Coal operations	100%
AZSA Holdings Pty Limited	Australia	Coal operations	100%
Cook Resources Mining Pty Limited	Australia	Coal operations	100%
Enex Foydell Limited	Australia	Coal operations	100%
Enex Liddell Pty Limited	Australia	Coal operations	100%
Enex Oakbridge Pty Limited	Australia	Coal operations	100%
Xstrata Mt Owen Pty Limited	Australia	Coal operations	100%
Jonsha Pty Limited	Australia	Coal operations	100%
Oakbridge Pty Limited	Australia	Coal operations	78%
Oceanic Coal Australia Limited	Australia	Coal operations	100%
Ravensworth Operations Pty Limited	Australia	Coal operations	100%
Saxonvale Coal Pty Limited	Australia	Coal operations	100%
The Wallerawang Collieries Limited	Australia	Coal operations	95%
Ulan Coal Mines Limited	Australia	Coal operations	90%
Ulan Power Company Pty Limited	Australia	Feasibility projects	100%
Xstrata Coal Pty Limited	Australia	Holding company	100%
Xstrata Coal Holdings Pty Limited	Australia	Holding company	100%
Xstrata Coal Investments Australia Pty Limited	Australia	Holding company	100%
Xstrata Coal Queensland Pty Limited	Australia	Coal operations	100%
Xstrata Energy Pty Limited	Australia	Holding company	100%
Xstrata Mangoola Pty Limited	Australia	Coal Project	100%
Xstrata Newpac Pty Limited	Australia	Investment company	100%
Xstrata Coal Canada Limited	Canada	Investment company	100%
Xstrata Coal South America Limited	Bermuda	Holding company	100%
Tironimus AG	Switzerland	Holding company	100%
Tavistock Collieries (Pty) Ltd	South Africa	Coal operations	100%
Xstrata Coal Marketing AG	Switzerland	Marketing and Trading	100%
Xstrata Alloys			
Xstrata South Africa (Pty) Ltd	South Africa	Holding company, Coal, Chrome, Platinum and Vanadium operations	100%
Eland Platinum Holdings Ltd	South Africa	Platinum operation	74%
Char Technology (Pty) Ltd	South Africa	Char operation	100%
African Fine Carbon (Pty) Limited	South Africa	Char operation	100%
African Carbon Producers (Pty) Limited	South Africa	Char operation	100%
Xstrata Copper			
Ernest Henry Mining Pty Ltd	Australia	Copper operation	100%
Minera Alumbrera Limited*	Antigua	Copper operation	50%
Mount Isa Mines Limited	Australia	Copper, Lead and Zinc operations	100%
Xstrata South America Limited	Cayman	Holding company	100%
Xstrata Tintaya S.A.	Peru	Holding company	100%
Compania Minera Xstrata Lomas Bayas	Chile	Copper operations	100%
Xstrata Inversiones Chile Limitada	Chile	Holding company	100%
Xstrata Copper Chile S.A.	Chile	Copper smelter	100%
Xstrata Commodities Middle East DMCC**	UAE	Marketing	100%
Xstrata Recycling Inc.	USA	Copper recycling	100%

Notes to the Financial Statements

35. Related Parties (continued)

Name	Country of incorporation	Principal activities	% of ordinary shares held & voting rights
Principal Subsidiaries (continued)			
Xstrata Nickel			
Xstrata International (Investments) Limited	Bermuda	Holding company	100%
Xstrata Nickel International Limited	Barbados	Nickel feeds acquisition	100%
Falconbridge Dominicana C por A	Dom. Republic	Ferronickel operation	85%
Xstrata Nickel U.S. Inc.	U.S.A.	Nickel marketing	100%
Xstrata Nickel Marketing S.A.	Belgium	Nickel marketing	100%
Falconbridge Nikkelverk Aktieselskap AS	Norway	Nickel refinery	100%
Xstrata Nickel International S.A.	Belgium	Nickel procurement agent	100%
Xstrata Brasil Exploracao Mineral Ltda	Brazil	Exploration	100%
Koniambo Nickel SAS**	New Caledonia	Ferronickel Project	49%
Xstrata Zinc			
Asturiana de Zinc SA	Spain	Zinc smelter	100%
Britannia Refined Metals Limited	UK	Lead smelter	100%
McArthur River Mining Pty Ltd	Australia	Zinc operations	100%
Xstrata Zinc GmbH	Germany	Zinc smelter	100%
Xstrata Technology			
Xstrata Technology Pty Ltd	Australia	Technology operations	100%
MIM Process Technology South Africa (Pty) Ltd	South Africa	Technology operations	100%
Other			
Xstrata (Schweiz) AG***	Switzerland	Holding company	100%
Xstrata Capital Corporation AVV†	Aruba	Finance company	100%
Xstrata Finance (Dubai) Limited††	UAE	Finance company	100%
Xstrata Holdings Pty Ltd	Australia	Holding company	100%
Xstrata Queensland Limited	Australia	Holding company	100%
Falconbridge Limited	Canada	Copper, Nickel and Zinc operations	100%
Xstrata Finance (Canada) Limited	Canada	Finance company	100%
Noranda Finance Inc.	USA	Finance company	100%
Xstrata Canada Inc.	Canada	Holding company	100%
Alberta Limited	Canada	Holding company	100%

35. Related Parties (continued)

Name	Principal place of operations/ country of incorporation	Principal activities	Effective interest held
Principal Joint Ventures			
Xstrata Coal			
Bulga Joint Venture	Australia	Coal operations	87.5%
Cumnock Coal Joint Venture	Australia	Coal operations	90%
Douglas Tavistock Joint Venture	South Africa	Coal operations	12.8%
Goedgevonden Joint Venture	South Africa	Coal operations	74%
Foybrook Joint Venture	Australia	Coal operations	67.5%
Liddell Joint Venture	Australia	Coal operations	67.5%
Macquarie Coal Joint Venture	Australia	Coal operations	80%
Newlands, Collinsville, Abbot Point Joint Venture	Australia	Coal operations	55%
Oaky Creek Coal Joint Venture	Australia	Coal operations	55%
Rolleston Pentland Wandoan Joint Venture	Australia	Coal operations	75%
Ulan Coal Mines Joint Venture	Australia	Coal operations	90%
United Joint Venture	Australia	Coal operations	95%
ARM Coal (Pty) Limited	South Africa	Coal operations	49%
CMC Coal Marketing Company Ltd	Ireland	Marketing and Trading	33.33%
Carbones De Cerrejón LLC	Anguilla	Coal operations	33.33%
Cerrejón Zona Norte SA	Colombia	Coal operations	33.33%
Xstrata Alloys			
Merafe Pooling and Sharing Venture	South Africa	Chrome operations	79.5%
Mototolo Joint Venture	South Africa	Platinum operations	37%
Xstrata Copper			
Antamina Joint Venture	Peru	Copper and Zinc operations	33.75%
Collahuasi Joint Venture	Chile	Copper operations	44%
Xstrata Nickel			
Kabanga Joint Venture	Tanzania	Nickel project	50%
Xstrata Zinc			
Lady Loretta	Australia	Zinc project	75%
Lennard Shelf	Australia	Zinc operations	50%
Principal Associates			
Xstrata Coal			
Newcastle Coal Shippers Pty Ltd	Australia	Coal terminal	37.1%
Port Kembla Coal Terminal Limited	Australia	Coal terminal	40.0%
Richards Bay Coal Terminal Company Ltd	South Africa	Coal terminal	20.9%
Xstrata Zinc			
Noranda Income Fund	Canada	Zinc refinery	25%

*This investment is treated as a subsidiary as the Group is entitled to 2 of the 4 Board positions of Minera Alumbrera Limited, including the Chairman as it is the manager of the copper operation. The Chairman has the casting vote where any vote is split equally between the 4 board positions, however in a limited number of situations the vote must be unanimous, including transactions with related parties.

**The Group has *de facto* control of Koniambo Nickel SAS as a result of its industry expertise and the ability to control the operating and financing decisions of the Joint Venture.

***Directly held by the parent company.

†40% held by the parent company.

††90% held by the parent company.

The Group comprises a large number of companies and it is not practical to include all of these in the above list. All entities operate mainly in the country of incorporation and these interests are held indirectly by the parent company unless otherwise indicated.

Notes to the Financial Statements

35. Related Parties (continued)

During the year, the Group entered into the following transactions, in the ordinary course of business, with related parties:

US$m	Sales**	Purchases	Treatment & refining charges	Treatment & refining revenue	Agency & other charges	Interest & other revenue	Amounts payable	Amounts receivable
Glencore International AG*								
2007	8,713	1,217	90	26	79	2	240	467
2006	3,703	940	258	8	63	–	37	317
Joint venture entities								
2007	–	427	–	–	–	8	360	329
2006	–	100	–	–	–	1	224	426
Associates								
2007	792	–	202	–	12	3	2	20
2006	362	–	58	–	14	–	1	166

*Includes share of joint ventures
**No provision for doubtful debts has been raised in respect of transactions with related parties

Included in the transactions with Glencore International AG (Glencore) are US$484 million (2006 US$651 million) of back-to-back sales whereby the title to the goods has passed to Glencore but they are then on-sold to customers at the same sales price that the Group received.

Amounts payable and receivable, are included in Trade and other receivables (refer to note 19) and in Trade and other payables (refer to note 27), are unsecured and will be settled in cash.

Glencore International AG – Substantial shareholder
As at 31 December 2007, Glencore owned 34.7% (2006: 35.7%) of the issued share capital of the Company representing 336,801,333 ordinary shares (2006: 336,801;333 ordinary shares).

On 30 October 2006, 235,787,596 ordinary shares were issued under a rights issue which was structured as an issue of 1 new ordinary share at a price of GBP12.65 per share for every 3 existing ordinary shares held. Glencore was paid an underwriting fee of US$35 million for the ordinary shares they subscribed to (refer to note 26).

Chrome
Xstrata Alloys entered into a ferrochrome marketing agreement with Glencore on 21 April 1995, appointing Glencore as its exclusive world-wide marketing agent for the sale of Xstrata Alloys entire production of ferrochrome other than ferrochrome sold into the US, Canada and certain Asian countries. The agreement continues for as long as Xstrata Alloys produces ferrochrome. Glencore is obliged to use its best endeavours to arrange sales at prevailing market rates subject to initial agreement and approval by Xstrata Alloys prior to effecting the sale. Glencore assists Xstrata Alloys in negotiating sales contracts with third parties. Glencore is entitled to receive an agency fee of 3.5% on FOB sales revenues and an additional fee of 0.75% on FOB sales revenues for assuming the risk of non-payment by customers on this material. Glencore assumes 60% of the risk of non-payment by customers in relation to ferrochrome sales.

If at any time Xstrata Alloys notifies Glencore that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata Alloys may, unless Glencore is able to obtain similar prices, sell its products in the market. Glencore is nevertheless entitled to an agency fee of 3.5% of FOB sales revenue in respect of such sales. Glencore is also entitled to receive a US$50,000 monthly fee in connection with market analysis and certain administrative tasks it performs for Xstrata Alloys.

35. Related Parties (continued)

Ferrochrome sold into the US and Canada is distributed by Glencore Ltd and Glencore Canada Inc respectively, under two distribution agreements. These agreements continue indefinitely, with both parties having the right to terminate the agreement at 12 months' notice. The percentage of distribution fees payable by the Group in respect of ferrochrome sold under the distribution agreement is substantially the same as the commission paid in respect of ferrochrome sold under the marketing agreement.

Mitsui & Co. Ltd is the appointed distributing agent for ferrochrome sales into China, Japan and South Korea up to a maximum of 105,000 tonnes per annum. A change in distributing agent for sales into these countries must be done with the consent of Glencore.

Vanadium

In December 1997, the Group, entered into a 20-year marketing agreement with Glencore in respect of Rhovan's and Vantech's (closed in 2004) entire production of vanadium other than vanadium sold into the US and Canada.

Glencore is obliged to use its best endeavours to arrange sales of vanadium pentoxide and ferrovanadium to customers at prevailing market rates subject to initial agreement and approval by Xstrata Alloys prior to effecting the sale. Xstrata Alloys is obliged to pay to Glencore an agency fee of 3.5% on FOB sales revenues and an additional fee of 1.5% on FOB sales revenues for assuming the risk of non-payment by customers on this material. Glencore assumes 100% of the risk of non-payment by customers in relation to vanadium sales. If at any time Xstrata Alloys notifies Glencore that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata Alloys may, unless Glencore is able to obtain similar prices, sell its products in the market. Glencore is nevertheless entitled to the 3.5% agency fees described above in respect of such sales.

Vanadium pentoxide and ferrovanadium sold into the US and Canada is distributed by Glencore Ltd and Glencore Canada Inc respectively, under two distribution agreements. The distribution agreements have the same term as the marketing agreement and consequently, the percentage of distribution fees payable by the Group in respect of vanadium pentoxide and ferrovanadium is substantially the same as the commission paid in respect of vanadium pentoxide and ferrovanadium sold under the marketing agreement.

Coal

In 2002, the Group entered into a 20-year market advisory agreement with Glencore with fee reviews at the end of every fifth year of the agreement. Pursuant to this agreement, Glencore acts as the Group's market advisor with respect to its export production of coal (other than for Xstrata Coal's share of production from the Cerrejón thermal coal operation in Colombia). The fee payable to Glencore is US$0.50 per attributable tonne of coal exported by the Group from Australia or South Africa. The first five-year fee review has not yet been finalised and both parties currently operating under the original terms of the agreement. In January 1995, Cumnock entered into a sales and marketing agreement with Glencore, for a commission of US$0.75 per tonne for all coal sold by Cumnock. Pursuant to this agreement, Glencore provides sales and marketing services to Cumnock and Cumnock appoints Glencore as its agent to market coal.

In 2007 the Group entered into market standard forward commodity price derivatives for 60,000 tonnes with Glencore as counterparty. During the year ended 31 December 2007, there were no tonnes delivered (2006: 1,065,000 tonnes at an average FOB price of US$56.31 per tonne). At 31 December 2007, 60,000 tonnes (2006 nil tonnes) were contracted with Glencore for delivery in 2008. These derivatives are on arm's length terms and conditions and are included within derivative financial assets and liabilities (refer to notes 23, 30 and 36).

During the year ended 31 December 2007, 256,733 tonnes were borrowed from Glencore (2006: 452,489 tonnes) and 281,328 tonnes were transferred back to Glencore (2006: 507,970 tonnes) with 206,206 tonnes owed to Glencore at 31 December 2007 (2006: 224,801 tonnes) on arm's length terms and conditions.

In 2006 the Group entered into a three-year fuel supply agreement with Glencore to supply diesel fuels to coal mines in New South Wales and Queensland. Under this supply agreement US$69 million (2006 US$47 million) worth of fuel was delivered during the year ended 31 December 2007. The supply agreement is on arm's length terms and prices change monthly according to the world market price per barrel (US$/BBL).

Notes to the Financial Statements

35. Related Parties (continued)

In 2005 Cerrejón entered into a four-year fuel supply agreement with Glencore to supply diesel fuels. The Group's share of the fuel purchases for the year ended 31 December 2007 was US$48 million (2006 US$43 million). The supply agreement is on arm's length terms and prices change for each shipment according to the world market price per barrel (US$/BBL).

All coal purchases and sales with Glencore are on arm's length terms and conditions.

On 20 April 2006, the Group acquired a 33⅓% interest in the Cerrejón thermal coal operation in Colombia for a cash consideration of US$1,719 million from Glencore (refer to note 7).

Zinc

During 2006, Xstrata Zinc renewed a service agreement for a period of two years with Glencore (the Asturiana Service Agreement), under the terms of which Glencore provides advice and assistance with respect to the acquisition of mining and/or metallurgical interests and advice in connection with Asturiana's hedging policy and improvement of its position in the zinc market. The fees to be paid by Asturiana under the Asturiana Service Agreement are US$2 million per annum.

Xstrata Zinc entered into an "evergreen" agreement with Glencore in 2004 to purchase 380,000 dmt (2006: 380,000 dmt) per annum of zinc concentrate. Treatment charges in respect of such purchases are negotiated annually on arm's length terms and conditions.

In 2007, Xstrata Zinc (San Juan de Nieva and Nordenham) agreed to supply Glencore with 217,500 tonnes (2006: 220,000 tonnes) of SHG zinc slabs or CGG ingots during 2007 based on market FOB/CPT prices plus the respective market premium.

In 2007 Xstrata Zinc (McArthur River) supplied Glencore with 262,400 wmt of zinc concentrate (2006: 262,400 wmt) and has an agreement to supply this amount each year until 31 December 2009, after which it will become "evergreen" in nature. Treatment charges are negotiated annually on arm's length terms and conditions.

Xstrata Zinc (Mt Isa) has two agreements with Glencore for the supply of zinc concentrate from 2006 to 31 December 2008 after which they will become "evergreen" in nature. The first agreement is to supply 90,000 wmt per annum. The second agreement is to supply 80,000 wmt to 100,000 wmt per annum for the purpose of swapping Mt Isa concentrate in exchange for the same volume to be delivered to Xstrata's European smelters at equivalent terms. Treatment charges are negotiated annually on arm's length terms and conditions.

Xstrata Zinc Canada had an agreement to supply Glencore with 1,000 tonnes per month (2006: 1,000 tonnes per month), of SHG zinc slabs and Jumbos based on market delivery duty paid plus the respective market premium during 2007. During 2007 there were spot SHG zinc slabs and Jumbo sales for 12,159 tonnes (2006: 500 tonnes). In 2007, 9,596 tonnes (2006 nil tonnes) of lead concentrate was sold on arm's length terms and condition.

All purchase and sales transactions with Glencore are on arm's length terms and conditions.

Copper

Xstrata Copper has entered into sales agreements with Glencore in respect of the total available export allocation of copper cathode and surplus North Queensland copper concentrate not processed through its Mount Isa copper smelter for an initial three-year period effective from 1 January 2004, and "evergreen" thereafter. The sales terms for the copper cathode are the LME price plus a range of premiums based on Codelco North Asian CIF Liner Terms less freight discounts by destination. The sales terms for the copper concentrate are based on market prices less agreed metal content deductions, treatment and refining charges. The treatment and refining charges comprise both an annual benchmark and spot component. North Queensland on occasions sells by-products to Glencore and purchases concentrate from Glencore at prevailing spot market terms.

Xstrata Copper (Minera Alumbrera Limited) has entered into a frame contract with Glencore on an "evergreen" basis. The sales terms for the copper concentrate are negotiated annually on arm's length terms and conditions. Minera Alumbrera Limited also has a fixed term contract for the sale of copper concentrate to Glencore from 2004 to 2007. The sales terms were fixed at arm's length terms at the time the agreement was entered into. Minera Alumbrera Limited on occasions sells concentrate to Glencore at prevailing spot market prices. Minera Alumbrera Limited on occasions also sells concentrate to Glencore under swap arrangements at prevailing market prices.

35. Related Parties (continued)

Copper concentrate purchase and sale agreements were entered into between Xstrata Copper Canada and Glencore for the period 1 January to 31 December 2007, at prevailing spot market conditions. Copper cathode sales agreements were entered into between Xstrata Copper Canada and Glencore for the period 1 January to 31 December 2007. All sales are based on either spot or benchmark terms in accordance with prevailing market conditions.

Copper concentrate purchase agreements were entered into between Xstrata Copper North Chile and Glencore for a four year frame contract commencing 1 January 2007. All purchases are based on either spot or benchmark terms in accordance with prevailing market conditions. Copper cathode sales agreements were entered into between Xstrata Copper North Chile and Glencore for the period 1 January to 31 December 2007. All sales are based on either spot or benchmark terms in accordance with prevailing market conditions.

Copper concentrate sales agreements were entered into between Xstrata Copper Tintaya and Glencore for the period 1 January to 31 December 2007. All sales are based on either spot or benchmark terms in accordance with prevailing market conditions.

Sales agreements were also entered into between Xstrata Commodities Middle East and Glencore on copper cathode, for the period 1 January to 31 December 2007, and copper concentrates, for a three-year frame contract starting 1 January 2007. All sales are based on either spot or benchmark terms in accordance with prevailing market conditions.

All sales transactions with Glencore are on arm's length terms and conditions.

Nickel

In March 2007 Xstrata Nickel entered into sole distributorship agreements with Glencore, for its nickel, cobalt and ferronickel production. These agreements continue until 31 December 2012 and are automatically renewed for successive three-year periods unless terminated by either party with not less than 12 months' notice prior to the end of the original term or any renewal terms, or unless Xstrata Nickel permanently ceases production of these metals. Xstrata Nickel, at its sole discretion, may cease, suspend or reduce production at any time. Glencore is obliged to distribute the products with all due care and diligence and shall cultivate and maintain good relations with purchasers and potential purchasers in accordance with sound commercial principles and taking into account Xstrata Nickel's business principles. All sales terms and conditions are set on an arm's length basis. For nickel, ferronickel and cobalt sales, the price basis is the month following the month of delivery. Accordingly, provisionally priced nickel, ferronickel and cobalt revenues are subject to final price adjustments due to future price changes. In the period from the commencement of these agreements to 31 December 2007, Xstrata Nickel sold to Glencore 71,150 tonnes of nickel, 2,708 tonnes of cobalt and 24,212 tonnes of ferronickel. This included a one off sale of approximately 5,300 tonnes of nickel and 400 tonnes of cobalt to Glencore at the inception of the agreement, resulting in a contribution to revenue of US$354 million. In addition, Glencore prepays monthly to Xstrata Nickel in two equal instalments 100% of the value of the month's planned production. The prepayment balance as at 31 December 2007 amounted to $166 million.

In 2004 Xstrata Nickel entered into two agreements with Glencore for the treatment of approximately 2,000 tonnes per annum of white alloy raw material feed to the Nikkelverk refinery in Norway and the Sudbury smelter in Canada. The contracts include both a metal purchase and a metal return component. The term of the contracts is to the end of 2009, continuing indefinitely thereafter unless terminated by either party with six months' notice given not earlier than 1 July 2009. Treatment and refining charges to Glencore are subject to price participation adjustments based on prevailing market prices.

Xstrata Nickel sells refined nickel and cobalt to Glencore on arm's length terms and conditions, under annual contracts or spot arrangements, which are based on prevailing market rates.

Technology

In 2006, Xstrata Technology was contracted to install a copper ISASMELT furnace, a lead ISASMELT furnace and an IsaProcess copper refinery at Kazzinc, a Glencore subsidiary for US$99 million. The project commenced in May 2006 and is due to be commissioned by December 2009. This transaction with Kazzinc is on arm's length terms and conditions.

Notes to the Financial Statements

35. Related Parties (continued)

Associates

Coal

Xstrata Coal has a number of investments in export coal terminals allowing it to export coal into overseas markets. Xstrata Coal South Africa holds a 20.9% (2006: 20.9%) interest in Richards Bay Coal Terminal Company Ltd (RBCT), a company that operates the coal terminal in Richards Bay, South Africa. Xstrata Coal South Africa reimburses RBCT for its share of operating and capital expenditure. Xstrata Coal Australia has a 20% (2006: 20%) interest in Port Kembla Coal Terminal Limited and a 37.1% (2006: 37.1%) interest in Newcastle Coal Shippers Pty Limited. Xstrata Coal Australia reimburses these coal terminals for its share of coal loading and handling charges.

Zinc

The Group has a 25% economic and voting interest in the Noranda Income Fund (NIF), which owns a zinc refinery in Salaberry-de-Valleyfield, Quebec. The Group's interest in the NIF are held as ordinary units of the partnership, which are subordinate to the priority units in respect of cash distributions in any month until 3 May 2017. In addition, the Group has entered into a supply and processing agreement that continues until 2 May 2017 and is obligated to sell to the NIF up to 550,000 tonnes of zinc concentrate per year. The NIF pays the Group a concentrate price, based on the price of zinc metal on the London Metal Exchange, for the payable zinc metal contained in the concentrate less a processing fee of US$0.3446 per pound (2006 US$0.3131 per pound) of such payable zinc metal at 31 December 2007.

Joint Venture Entities

Coal

Xstrata Coal has a 33⅓% interest in the Cerrejón thermal coal operation in Colombia. All purchase terms and conditions are set on an arm's length basis.

Copper

Xstrata Copper has a 44% interest in the Collahuasi joint venture in Chile. The Collahuasi joint venture has fixed term contracts for the sale of copper concentrate to Xstrata Copper for 160,000 dmt per year expiring in 2009 and for 120,000 dmt per year expiring in 2014. The treatment and refining charges are based on benchmark terms in accordance with the prevailing market.

Xstrata Copper has a 33.75% interest in the Antamina joint venture in Peru. The Antamina joint venture has fixed term contracts for the sale of copper concentrate to Xstrata Copper for 170,000 dmt per year expiring in 2013. The treatment and refining charges are based on benchmark terms in accordance with the prevailing market.

All other purchases between the joint venture entities and the Group are set on an arm's length basis based on either spot or benchmark terms in accordance with prevailing market conditions.

Remuneration of Key Management Personnel of the Group

US$m	2007	2006
Wages and salaries	24	15
Pension and other post-retirement benefit costs	6	4
Share-based compensation plans	68	65
	98	84

Includes amounts paid to directors disclosed in the Directors' Remuneration Report on pages 132 to 135.

36. Financial Instruments

Principles of Risk Management

The main risks arising from the Group's financial instruments are credit risk, interest rate risk, liquidity risk, foreign currency risk and commodity price risk. These risks arise from exposures that occur in the normal course of business and are managed by the Treasury Committee, which operates as a sub-committee of the Executive Committee. The responsibilities of the Treasury Committee include the recommendation of policies to manage financial instrument risks. These recommendations are reviewed and approved by the Board of Directors and implemented by the Group's Treasury Department.

The overall objective of the Treasury Committee is to effectively manage credit risk, liquidity risk and other market risks in accordance with the Group's strategy. Other responsibilities of the Treasury Committee include management of the Group's cash resources and debt funding programmes, approval of counter-parties and relevant transaction limits and the monitoring of all significant treasury activities undertaken by the Group. The Group uses both conventional financial instruments and derivative financial instruments to manage these risks.

The Group's Treasury Department prepares monthly treasury reports which monitor all significant treasury activities undertaken by Group companies. The report also benchmarks significant treasury activities and monitors key banking loan covenants to ensure continued compliance. The Treasury Committee and Executive Committee reviews these reports to monitor the financial instrument risks of the Group and to ensure compliance with established Group policies and procedures.

The Group's significant financial instruments, other than derivatives, comprise bank loans and overdrafts, convertible borrowings, capital market notes, finance leases, hire purchase contracts, cash and short-term deposits. The main purpose of these financial instruments is to finance the Group's acquisitions and ongoing operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Derivative transactions are entered into solely to hedge risks and hedge accounting under IAS 39 is only applied when certain criteria have been met. Market fluctuations in derivative financial instruments designated as hedges are used to offset the fluctuations in the underlying exposure. The Group does not hold derivates for trading or speculative purposes. The Group's accounting policies in relation to derivates are set out in Note 6.

Credit risk

Exposure to credit risk arises as a result of transactions in the Group's ordinary course of business and is applicable to all financial assets. Investments in cash, short-term deposits and similar assets are with approved counter-party banks and other financial institutions. Counter-parties are assessed both prior to, during, and after the conclusion of transactions to ensure exposure to credit risk is limited to an acceptable level. The Group's major exposure to credit risk is in respect of trade receivables. Given the geographical industry spread of the Group's ultimate customers and the solvency of major trade debtors, credit risk is believed to be limited.

			Past the due date but not impaired				
US$m	Neither Impaired nor past the due date	Less than 30 days	Between 30 and 90 days	Between 91 and 180 days	Between 181 and 365 days	More than 1 year	Total
Trade debtors:							
2007	1,303	898	105	92	51	2	2,451
2006	1,238	729	218	52	141	2	2,380

The credit quality of the Group's significant customers is monitored on an ongoing basis by the Credit Department. Receivables that are neither past due nor impaired are considered of high credit quality.

There were no material impairments of trade debtors as at 31 December 2007 or 2006. The solvency of the debtor and their ability to repay the receivables were considered in assessing the impairment of such assets. No collateral is held in respect of impaired assets or assets that are past due but not impaired. Details of guarantees material to the Group are outlined in note 33.

Notes to the Financial Statements

36. Financial Instruments (continued)

Where concentrations of credit risk exist, management closely monitors the receivable and ensures appropriate controls are in place to ensure recovery. A portion of the Group's revenues are generated from sales to Glencore, a related party. These sales are governed by various sales, marketing and distribution agreements as outlined in note 35. In general, Glencore act as a sales and marketing agent, on-selling purchases from the Group to a wide variety of purchasers. As these agreements have been in place for a number of years and the Group has not been exposed to significant unrecoverable amounts, the Group does not believe these arrangements expose it to unacceptable credit risks. Credit risk is minimal and not concentrated for other financial assets.

The maximum exposure to credit risk is limited to the total carrying value of financial assets on the balance sheet as at the reporting date, being an amount of US$4,854 million (2006 US$5,196 million). The Group does not have netting agreements with any debtors.

The Group has also provided a financial guarantee to Merafe (refer note 33).

Liquidity risk

Liquidity risk is the risk that the Group may not be able to settle or meet its obligations on time or at a reasonable price. The Group's Treasury Department is responsible for management of liquidity risk, including funding, settlements, related processes and policies. The Group manages its liquidity risk on a consolidated basis utilising various sources of finance to maintain flexibility while ensuring access to cost effective funds when required. The operational, tax, capital and regulatory requirements and obligations of the Group are considered in the management of liquidity risk. In addition, management utilise both short- and long-term cash flow forecasts and other consolidated financial information to manage liquidity risk.

The Group's Treasury Department monitors the Group's long-term credit ratings from major ratings agencies including Standard & Poor's and Moody's when assessing the ongoing credit-worthiness of the Group. At 31 December 2007, the Group had long-term credit ratings of BBB+ (stable outlook) from Standard & Poor's and Baa2 (stable outlook) from Moody's. The ratings agencies consider a number of qualitative measurements when assessing the credit-worthiness of a company. These include an assessment of the quality of assets and management, attitudes to risk, industry type and the performance of the company in relation to its peers. They also examine a number of financial ratios such as leverage, debt to operating cash flow, interest coverage, total liabilities to total assets and return on invested capital. The Group's Treasury Department continuously monitors the Group's performance relative to these ratios as a guide to the ongoing credit-worthiness of the Group.

The Group has various borrowing facilities available to it. This ensures flexibility to minimise liquidity risk and ensure the ongoing solvency of the Group. The un-drawn committed facilities available at 31 December 2007 in respect of which all conditions precedent had been met at that date are as follows:

Available un-drawn borrowing facilities and maturity:

US$m	2007	2006
Expiring in:		
Less than 1 year	**3,415**	793
Between 3 to 4 years	**–**	407
Between 4 to 5 years	**410**	–
	3,825	1,200

36. Financial Instruments (continued)

The following tables show the Group's contractually agreed undiscounted forecast cash flows from interest payments and the repayments of financial liabilities, including derivative financial liabilities.

US$m	Due within 1 year	Due between 1-2 years	Due between 2-3 years	Due between 3-4 years	Due between 4-5 years	Due after 5 years	Total
At 31 December 2007							
Non-derivative financial liabilities:							
Interest bearing loans and borrowings	1,118	781	68	1,378	5,701	3,750	12,796
Convertible borrowings	–	–	–	–	–	375	375
Interest payments on loans and borrowings	644	569	498	458	319	2,219	4,707
Other non-interest bearing liabilities	3,745	–	–	–	–	54	3,799
Derivative financial liabilities:							
Derivatives contracts – net payments	205	58	–	142	6	–	411

US$m	Due within 1 year	Due between 1-2 years	Due between 2-3 years	Due between 3-4 years	Due between 4-5 years	Due after 5 years	Total
At 31 December 2006							
Non-derivative financial liabilities:							
Interest bearing loans and borrowings	1,990	515	3,971	55	4,675	3,730	14,936
Convertible borrowings	–	–	–	214	–	375	589
Interest payments on loans and borrowings	803	644	569	498	458	2,538	5,510
Other non-interest bearing liabilities	3,125	–	–	–	–	95	3,220
Derivative financial liabilities:							
Derivatives contracts – net payments	78	23	27	11	98	13	250

All instruments held at 31 December 2007 and 31 December 2006 and for which payments were already contractually agreed are included. Amounts in foreign currency are each translated at the closing rate at the reporting date. The variable interest payments arising from the financial instruments were calculated using interest rates as at reporting date. Financial liabilities that can be repaid at any time are always assigned to the earliest possible time period. Future forecast transactions or transactions subsequent to year end are not included.

Market Risk Analysis

IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant market risk variables on the Group's profit and shareholders' equity. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date. The Group's primary market exposures are to interest rate risk, foreign currency risk and commodity price risk.

Notes to the Financial Statements

36. Financial Instruments (continued)

Interest rate risk
The Group is exposed to interest rate risk primarily as a result of exposures to movements in the LIBOR. It is the Group's preference to borrow and invest at floating rates of interest, notwithstanding that some borrowings are at fixed rates. In addition, a limited amount of fixed rate hedging may be undertaken during periods where the Group's exposure to movements in short-term interest rates is more significant.
In keeping with the Group's preference to borrow at floating rates of interest, the following interest rate swap contracts were outstanding at 31 December 2007 and 2006:

Fair value hedges table and interest rate risk profile table:

US$m	Principal amount 2007	Average rate % 2007	Fair Value 2007	Principal amount 2006	Average Rate % 2006	Fair value 2006
Fair value hedges:						
Interest rate swap from US$ fixed rates:						
Maturing in less than 1 year*	111	8.09	4	–	–	–
Maturing between 1 to 2 years*	–	–	–	111	8.48	4
Maturing between 3 to 4 years*	1,050	5.17	29	600**	4.5	(11)
Maturing between 4 to 5 years*	925	5.60	32	1,050	5.69	(2)
Maturing greater than 5 years*	2,175	5.64	37	1,750	6.30	(13)
Interest rate swap to US$ fixed rates:						
Maturing in less than 1 year	25	5.00	–	–	–	–
Maturing between 1 to 2 years	–	–	–	25	5.00	–
Maturing between 4 to 5 years	100	4.54	(6)	–	–	–
Maturing greater than 5 years	–	–	–	100	4.54	4
	4,386	5.55	96	3,636	5.84	(18)

*Relates to the Unsecured notes and Senior debentures (refer to note 28).
**Relates to the Convertible borrowings (refer to note 29).

36. Financial Instruments (continued)

The interest rate risk profile of the Group as at 31 December 2007 was as follows:

US$m	Falling due within 1 year	Falling due between 1-2 years	Falling due between 2-3 years	Falling due between 3-4 years	Falling due between 4-5 years	Falling due more than 5 years	2007
Fixed rate by balance sheet category							
Cash and cash equivalents	220	–	–	–	–	–	**220**
Capital market notes*	(350)	(14)	(14)	(1,165)	(1,335)	(3,338)	**(6,216)**
Equity minority interest loans	–	–	–	–	(81)	–	**(81)**
Convertible borrowings	–	–	–	–	–	(327)	**(327)**
Finance leases/hire purchase contracts	(18)	(21)	(13)	(29)	(4)	(47)	**(132)**
Preference shares	(149)	(79)	–	–	–	–	**(228)**
Other loans	–	–	–	–	–	(54)	**(54)**
	(297)	(114)	(27)	(1,194)	(1,420)	(3,766)	**(6,818)**
Fixed rate by currency:							
AUD	37	(11)	(9)	(27)	(1)	(73)	**(84)**
CAD	(347)	(81)	(1)	(2)	(2)	(14)	**(447)**
EUR	–	–	–	–	(675)	(675)	**(1,350)**
US$	8	(22)	(15)	(1,165)	(742)	(2,993)	**(4,929)**
GBP	8	–	–	–	–	–	**8**
ZAR	(3)	–	(2)	–	–	(11)	**(16)**
	(297)	(114)	(27)	(1,194)	(1,420)	(3,766)	**(6,818)**
Floating rate by balance sheet category:							
Cash and cash equivalents	903	–	–	–	–	–	**903**
Other financial assets	54	–	–	–	–	21	**75**
Capital market notes	–	(500)	–	–	–	–	**(500)**
Syndicated bank loan	(481)	–	–	–	(4,270)	–	**(4,751)**
Bank loans – unsecured	(41)	(41)	(41)	(180)	(2)	–	**(305)**
Bank overdrafts	(79)	–	–	–	–	–	**(79)**
Preference shares	–	–	–	–	(120)	–	**(120)**
Other loans	–	–	–	(8)	(15)	(328)	**(351)**
	356	(541)	(41)	(188)	(4,407)	(307)	**(5,128)**
Floating rate by currency:							
AUD	57	–	–	–	–	–	**57**
CAD	39	–	–	–	(120)	–	**(81)**
EUR	10	–	–	–	–	–	**10**
US$	20	(540)	(40)	(188)	(4,287)	(133)	**(5,168)**
ZAR	209	(1)	(1)	–	–	(174)	**33**
GBP	1	–	–	–	–	–	**1**
ARS	14	–	–	–	–	–	**14**
CLP	1	–	–	–	–	–	**1**
Other	5	–	–	–	–	–	**5**
	356	(541)	(41)	(188)	(4,407)	(307)	**(5,128)**

Notes to the Financial Statements

36. Financial Instruments (continued)

The interest rate risk profile of the Group as at 31 December 2006 was as follows:

US$m	Falling due within 1 year	Falling due between 1-2 years	Falling due between 2-3 years	Falling due between 3-4 years	Falling due between 4-5 years	Falling due more than 5 years	2006
Fixed rate by balance sheet category:							
Cash and cash equivalents	467	–	–	–	–	–	467
Capital market notes*	(5)	(320)	(14)	(14)	(391)	(3,388)	(4,132)
Equity minority interest loans	–	–	–	–	–	(81)	(81)
Convertible borrowings*	–	–	–	(201)	–	(324)	(525)
Finance leases/hire purchase contracts	(147)	(14)	(16)	(10)	(27)	(28)	(242)
Preference shares	–	(134)	(67)	–	–	–	(201)
Other loans	–	–	–	–	–	(1)	(1)
	315	(468)	(97)	(225)	(418)	(3,822)	(4,715)
Fixed rate by currency:							
AUD	(95)	(8)	(8)	(10)	(22)	(21)	(164)
CAD	–	(289)	(67)	–	(5)	(7)	(368)
EUR	–	–	–	–	–	(1)	(1)
GBP	11	–	–	–	–	–	11
US$	397	(55)	(22)	(215)	(391)	(3,793)	(4,079)
Other	2	(116)	–	–	–	–	(114)
	315	(468)	(97)	(225)	(418)	(3,822)	(4,715)
Floating rate by balance sheet category:							
Cash and cash equivalents	1,181	–	–	–	–	–	1,181
Other financial assets	–	–	–	–	–	77	77
Capital market notes	–	–	(500)	–	–	–	(500)
Syndicated bank loan	(1,677)	–	(3,353)	–	(4,063)	–	(9,093)
Bank loans – other	(39)	(64)	(41)	(41)	(172)	–	(357)
Bank overdrafts	(143)	–	–	–	–	–	(143)
Preference shares	–	–	–	–	–	(103)	(103)
Other loans	–	–	–	–	–	(162)	(162)
	(678)	(64)	(3,894)	(41)	(4,235)	(188)	(9,100)
Floating rate by currency:							
AUD	57	–	–	–	–	–	57
CAD	(132)	–	–	–	–	(130)	(262)
EUR	13	–	–	–	–	–	13
GBP	1	–	–	–	–	–	1
US$	(658)	(64)	(3,893)	(41)	(4,235)	10	(8,881)
ZAR	32	–	(1)	–	–	(68)	(37)
Other	9	–	–	–	–	–	9
	(678)	(64)	(3,894)	(41)	(4,235)	(188)	(9,100)

*These borrowings are subject to interest rate swaps.

The interest charged on floating rate financial liabilities is based on the relevant national inter-bank rates and re-priced at least annually. Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Group that are not included in the above tables are non-interest bearing and are therefore not subject to interest rate risk.

36. Financial Instruments (continued)

IFRS 7 requires interest rate sensitivity analysis that shows the effects of changes in market interest rates on the income statement and, if appropriate, shareholders' equity. The interest rate sensitivity analyses are based on the following assumptions:

- For non-derivative financial instruments with fixed interest rate terms a change in market interest rates only affects income if these are measured at their fair value. Consequently, all non-derivative financial instruments with fixed interest rate terms that are carried at amortised cost are excluded from this analysis (with the exception of those subject to a fixed to floating rate swap – refer below);
- Items subject to an effective fixed to floating interest rate swap hedge are assumed to be floating instruments for the purpose of this analysis;
- For floating rate instruments, income statement impacts assume adjustments to interest income and expense for a 12-month period;
- The Group does not have significant cash flow hedges related to interest rate risk. As such, movements that would occur in equity as a result of a hypothetical change in interest rates at reporting date has been excluded from this analysis;
- Changes in the carrying value of derivative financial instruments designated as fair value hedges are assumed to be fully effective with no impact on the income statement or equity;
- Changes in the carrying value of derivative financial instruments not in hedging relationships are assumed to impact the income statement;
- The Group does not have material exposure to interest rate risk from available for sale financial instruments. As such, these financial instruments have been excluded from this analysis;
- The balance of interest bearing financial instruments at reporting date is representative of the balance for the year as a whole and hypothetical interest rate movements are deemed to apply for the entire reporting period; and
- The impact of interest rate movements on the carrying value of pension obligations has been excluded.

If the market interest rates had been 100 basis points higher (lower) at 31 December 2007 income would have been US$71 million (2006 US$124 million) lower (higher). There would be no material effect on equity reserves other than those relating directly to movements in the income statement.

Foreign currency risk
Owing to the Group's significant operations in Australia, North America, South America, South Africa and Europe, the balance sheet and results can be affected significantly by movements in exchange rates. The long-term relationship between commodity prices and the currencies of most of the countries where the Group operates provides a degree of natural protection however, in the short term it can be quite volatile. The presentation currency of the Group is the US$.

Notes to the Financial Statements

36. Financial Instruments (continued)

Foreign currency hedges

Group subsidiaries located in Australia and Canada have entered into AUD/US$ and CAD/US$ exchange contracts to hedge a portion of their US$ denominated revenue and third party loans. The Group also enters into forward contracts to hedge specific one off foreign currency transactions. The open foreign currency exchange contracts as at 31 December 2007 are as follows:

Classified as cash flow hedges:

US$m	**Contract amount 2007**	**Average forward rate 2007**	**Fair value 2007**	Contract Amount 2006	Average forward rate 2006	Fair value 2006
Forward contracts – sell US$/buy AUD:						
Maturing in less than 1 year	**125**	**0.8544**	**1**	143	0.7550	6
Maturing between 1 to 2 years	–	–	–	11	0.7397	1
	125	**0.8544**	**1**	154	0.7539	7
Forward contracts – sell US$/buy EUR:						
Maturing in less than 1 year	–	–	–	19	1.3125	–
	–	–	–	19	1.3125	–
Forward contracts – sell US$/buy EUR:						
Maturing between 4 to 5 years*	**675**	**1.35**	**56**	–	–	–
Maturing after 5 years*	**675**	**1.35**	**56**	–	–	–
	1,350	**1.35**	**112**	–	–	–
Forward contracts – sell ZAR/buy EUR:						
Maturing in less than 1 year	–	–	–	3	7.9685	–
	–	–	–	3	7.9685	–
Forward contracts – sell AUD/buy GBP:						
Maturing in less than 1 year	–	–	–	1	0.3884	–
	–	–	–	1	0.3884	–
Forward contracts – sell US$/buy JPY:						
Maturing in less than 1 year	**2**	**103.85**	–	9	108.3762	(1)
	2	**103.85**	–	9	108.3762	(1)
Forward contracts – sell US$/buy CAD:						
Maturing in less than 1 year	–	–	–	5	1.5290	3
	–	–	–	5	1.5290	3
Forward contracts – sell CAD/buy US$:						
Maturing in less than 1 year	–	–	–	1	1.5290	–
	–	–	–	1	1.5290	–

*Relates to the Unsecured notes (refer to note 28)

An Australian subsidiary has designated its US$ denominated capital market notes as a fair value hedge of an investment in a US$ denominated South American operation (refer to note 28). The hedge is being used to reduce exposure to foreign currency risk.

36. Financial Instruments (continued)

Classified as other derivatives:

US$m	Contract amount 2007	Average forward rate 2007	Fair value 2007	Contract amount 2006	Average forward rate 2006	Fair value 2006
Forward contracts – sell US$/buy AUD:						
Maturing in less than 1 year	931	0.8664	15	–	–	–
	931	0.8664	15	.		
Forward contracts – sell CAD/buy US$:						
Maturing in less than 1 year	18	0.983	–	–	–	–
Maturing between 3 to 4 years	300	1.535	(142)	–	–	–
Maturing between 4 to 5 years	–	–	–	300	1.54	(96)
	318	1.504	(142)	300	1.54	(96)
Forward contracts – sell US$/buy CAD:						
Maturing in less than 1 year	1,330	1.0452	65	790	1.14	(17)
Maturing between 1 to 2 years	–	–	–	111	1.57	48
	1,330	1.0452	65	901	1.19	31
Forward contracts – sell US$/buy EUR:						
Maturing in less than 1 year	12	1.3429	1	–	–	–
	12	1.3429	1	–	–	–

For the purpose of IFRS 7 sensitivity analysis currency risks arises because financial instruments are denominated in a currency that is not the functional currency of the subsidiary or joint venture. The movements shown below largely result from trade payables and receivables that are not denominated in the local entity's functional currency. Trade payable and receivables generally arise as a result of the operations of the Group in the ordinary course of business.

The currency sensitivity analysis is based on the following assumptions:

- Differences resulting from the translation of financial statements of subsidiaries or joint ventures into the Group's presentation currency, US$, are not taken into consideration;
- The major currency exposures for the Group relate to the US$ and local currencies of subsidiaries and joint ventures. Foreign currency exposures between two currencies where one is not the US$ are deemed insignificant to the Group and have therefore been excluded from the sensitivity analysis;
- Derivative financial instruments designated as cash flow hedges are assumed to be fully effective hedges and therefore any movements in carrying value are captured within equity and have no impact on the income statement analysis;
- Changes in the carrying value of derivative financial instruments designated as fair value hedges are assumed to be fully effective with no impact on the income statement or equity;
- Changes in the carrying value of derivative financial instruments not in hedging relationships are assumed to impact the income statement; and
- The impact of foreign currency movements on the carrying value of pension obligations has been excluded.

In accordance with IFRS 7, the impact of foreign currencies has been determined based on the balances of financial assets and liabilities at 31 December 2007. This sensitivity does not represent the income statement impact that would be expected from a movement in foreign currency exchange rates over the course of a period of time.

If the US$ had gained (lost) 10% against all currencies significant to the Group at 31 December 2007 income would have been US$29 million higher (lower) (2006 US$1 million lower (higher)) and equity would have been US$5 million lower (higher) (2006 US$4 million lower (higher)) as a result of movements in the fair value of effective cash flow hedges.

Notes to the Financial Statements

36. Financial Instruments (continued)

Commodity price risk

The Group is exposed to fluctuations in commodity prices, with the commodity mix spread between those which are priced by reference to prevailing market prices on terminal markets and those that are set on a contract basis with customers, generally on an annual basis. Commodity price risks arise in all major commodities that the Group produces. Commodity price risk is managed by maintaining a diversified portfolio of commodities and typically does not involve large-scale strategic hedging or price management initiatives.

Due to the volatile nature of commodity prices and the historical relationship between prices and the currencies of most of the countries where the Group operates, hedging may be entered into only in limited circumstances and subject to strict limits laid down by the Board of Directors.

Commodity hedging

The Australian and Americas operations have gold forwards and collars to hedge prices of future sales. The Australian and South African operations have entered into coal forwards to hedge prices of future sales of coal. The open forwards and collars commodity contracts as at 31 December 2007 are as follows:

Classified as cash flow hedges:

	Ounces 2007	Average price US$ 2007	Fair value US$m 2007	Ounces 2006	Average price US$ 2006	Fair value US$m 2006
Cash flow hedges:						
Gold forwards – AUD denominated contracts:						
Maturing in less than 1 year	**61,700**	**740.12**	**(13)**	74,250	563.16	(7)
Maturing between 1 to 2 years	**87,800**	**747.47**	**(22)**	84,200	579.62	(9)
Maturing between 2 to 3 years	**–**	**–**	**–**	87,800	589.44	(12)
	149,500	**744.44**	**(35)**	246,250	578.16	(28)
Gold forwards – US$ denominated contracts:						
Maturing in less than 1 year	**–**	**–**	**–**	104,166	386.30	(27)
	–	**–**	**–**	104,166	386.30	(27)
Gold collars – US$ denominated contracts:						
Maturing in less than 1 year	**94,500**	**475-594**	**(24)**	93,500	500-595	(7)
Maturing between 1 to 2 years	**150,000**	**495-640**	**(36)**	126,000	475-595	(13)
Maturing between 2 to 3 years	**–**	**–**	**–**	150,000	495-640	(15)
	244,500	**475-640**	**(60)**	369,500	475-640	(35)

36. Financial Instruments (continued)

	Tonnes 2007	Average price US$ 2007	Fair value US$m 2007	Tonnes 2006	Average price US$ 2006	Fair value US$m 2006
Coal forwards – US$ denominated contracts:						
South African FOB						
Maturing in less than 1 year	3,840,000	57.29	(125)	3,495,000	50.01	(7)
Maturing between 1 to 2 years	–	–	–	1,350,000	54.48	(1)
	3,840,000	57.29	(125)	4,845,000	51.26	(8)
South African CIF						
Maturing in less than 1 year	600,000	68.72	(27)	1,140,000	65.46	(4)
Maturing between 1 to 2 years	–	–	–	600,000	68.72	–
	600,000	68.72	(27)	1,740,000	66.58	(4)
Australian FOB						
Maturing in less than 1 year	–	–	–	350,000	50.51	(1)
	–	–	–	350,000	50.51	(1)
Colombian FOB						
Maturing in less than 1 year	200,000	77.70	(3)	200,000	51.55	–
	200,000	77.70	(3)	200,000	51.55	–

The maturities of these hedges reflects the expected timing of cash flows related to these instruments.

Classified as other commodity derivatives:

	Tonnes 2007	Average price US$ 2007	Fair value US$m 2007	Tonnes 2006	Average price US$ 2006	Fair value US$m 2006
Copper forwards – US$ denominated contracts:						
Maturing in less than 1 year	4,914	6,671.28	3	–	–	–
	4,914	6,671.28	3	–	–	–

	Ounces 2007	Average price US$ 2007	Fair value US$m 2007	Ounces 2006	Average price US$ 2006	Fair value US$m 2006
Gold forwards – AUD denominated contracts:						
Maturing in less than 1 year	22,500	721.00	(5)	14,250	541.20	(1)
	22,500	721.00	(5)	14,250	541.20	(1)
Gold forwards – US$ denominated contracts:						
Maturing in less than 1 year	–	–	–	20,834	386.30	(5)
	–	–	–	20,834	386.30	(5)
Gold options – US$ denominated contracts:						
Maturing in less than 1 year	31,500	475-594	(8)	8,500	500-560	(1)
	31,500	475-594	(8)	8,500	500-560	(1)

Notes to the Financial Statements

36. Financial Instruments (continued)

	Ounces 2007	Average forward rate % 2007	Fair value US$m 2007	Ounces 2006	Average forward rate % 2006	Fair value US$m 2006
Gold swaps – AUD denominated contracts:						
Maturing in less than 1 year	40,600	1.5	–	30,000	1.5	2
Maturing between 1 to 2 years	10,600	1.5	–	40,600	1.5	–
Maturing between 2 to 3 years	–	–	–	10,600	1.5	–
	51,200	1.5	–	81,200	1.5	2

The IFRS 7 sensitivity analysis below has been prepared using the following assumptions:

- This analysis only takes into account commodities for which the Group has significant exposure;
- Fixed price sale and purchases contracts will not fluctuate with movements in commodity prices and are therefore excluded from this analysis;
- Derivative financial instruments designated as cash flow hedges are assumed to be fully effective hedges and therefore any movements in carrying value are captured within equity and have no impact on the income statement analysis;
- Changes in the carrying value of derivative financial instruments designated as fair value hedges are assumed to be fully effective with no impact on the income statement or equity; and
- Changes in the carrying value of derivative financial instruments not in hedging relationships are assumed to impact the income statement.

In accordance with IFRS 7, the impact of commodity prices has been determined based on the balances of financial assets and liabilities at 31 December 2007. This sensitivity does not represent the income statement impact that would be expected from a movement in commodity prices over the course of a period of time.

If prices for all commodities for which the Group has significant exposure had been 10% higher (lower) at 31 December 2007, income would have been US$105 million higher (lower) (2006 US$120 million higher (lower)) and equity reserves would have been US$77 million lower (higher) (2006 US$108 million lower (higher)) as a result of changes to reserves for commodity cash flow hedges. There would be no other material changes in reserves of the company as at 31 December 2007 or 2006 other than those relating directly to income statement movements.

Fair values

Set out below is a comparison by category of carrying value and fair values of the Group's financial instruments that are not carried at fair value in the financial statements at 31 December:

US$m	Carrying value 2007	Fair value 2007	Carrying value 2006	Fair value 2006
Financial Liabilities:				
Capital market notes	6,216	6,001	4,132	4,200
Convertible borrowings	327	305	525	519
Equity minority interest loans	81	83	81	80
Finance leases	132	132	242	242
Preference shares	348	348	201	203
Other loans	54	54	1	1

Market rates at 31 December 2007 have been used to determine the fair value of fixed interest loans. The fair value of the liability portion of the convertible bonds are estimated using an equivalent market interest rate of a similar liability that does not have a conversion option as at the origination of the bond (refer note 28).

36. Financial Instruments (continued)

The following table shows the carrying amounts as at 31 December for each category of financial assets and liabilities as required by IFRS 7:

US$m	2007	2006
Financial Assets:		
Cash and cash equivalents	**1,148**	1,860
Financial assets designated at fair value through profit and loss	**54**	44
Loans and receivables	**3,150**	3,054
Available-for-sale financial assets	**203**	170
Derivative financial assets	**299**	68
Financial Liabilities:		
Financial liabilities measured at amortised cost	**16,922**	18,681
Derivative financial liabilities	**411**	250

The following table shows the gains/(losses) for each category of financial assets and liabilities as required by IFRS 7:

US$m	2007	2006
Financial Assets:		
Available-for-sale financial assets gain recognised in equity	**49**	1,892
Available-for-sale financial assets gain recognised in the income statement	**–**	63
Derivative financial instruments loss recognised in equity	**(261)**	(78)
Derivative financial instruments loss recognised in the income statement	**(115)**	(125)

Interest revenues and expenses are not included in the calculation of the gains/(losses) of financial assets and liabilities.

37. Events After Balance Sheet Date

Issue of share capital
On 16 January 2008, 6,000,000 shares were issued to the ESOP at a market price of GBP34.90 per share (refer to note 26).

Jubilee Mines NL
On 29 October 2007 the Group announced a cash offer for shares in Jubilee Mines NL (Jubilee) of AUD23 per share. On 31 January 2008, the Group declared the offer free from all conditions, including a minimum 90% acceptance condition. As at 22 February 2008, the Group held 97% of the total issued shares of Jubilee and commenced compulsory acquisition procedures under Australian law. The total cost of this acquisition is expected to be US$2.9 billion. No further information is presented on this business combination due to the short time period between the acquisition and the approval of these financial statements.

Resource Pacific Holdings Limited
On 5 December 2007 the Group announced an unconditional cash offer for shares in Resource Pacific Holdings Limited (Resource Pacific) of AUD2.85 per share and on 8 February 2008 the offer price was increased to AUD3.20 per share. As at 10 March 2008, the Group held 99% of the total issued shares of Resource Pacific and commenced compulsory acquisition procedures under Australian law. The total cost of this acquisition is expected to be US$1.0 billion. No further information is presented on this business combination due to the short time period between the acquisition and the approval of these financial statements.

Supplementary Information (unaudited) | Pro Forma and Statutory Consolidated Income Statements

For the year ended 31 December 2007

US$m	Statutory Before exceptional items	Statutory Exceptional items	Statutory Total 2007	Pro Forma Before exceptional items	Pro Forma Exceptional items	Pro Forma Total 2006
Revenue	28,542	–	28,542	25,482	–	25,482
Cost of sales	(15,544)	–	(15,544)	(13,498)	–	(13,498)
Distribution costs	(1,439)	–	(1,439)	(1,236)	–	(1,236)
Administrative expenses	(686)	–	(686)	(602)	–	(602)
Share of results from associates	15	–	15	9	–	9
Income and costs of acquisition related activities	–	275	275	–	–	–
Disposal fair value adjustment	–	(25)	(25)	–	–	–
Profit on sale of investments	–	–	–	–	63	63
Profit on sale of operations	–	–	–	–	16	16
Profit before interest, taxation, depreciation and amortisation	10,888	250	11,138	10,155	79	10,234
Depreciation and amortisation	(2,096)	–	(2,096)	(2,023)	–	(2,023)
Profit before interest and taxation	8,792	250	9,042	8,132	79	8,211
Finance income	142	74	216	169	170	339
Finance costs	(935)	(196)	(1,131)	(1,207)	(104)	(1,311)
Profit before taxation	7,999	128	8,127	7,094	145	7,239
Income tax expense	(2,301)	(10)	(2,311)	(2,063)	(5)	(2,068)
Profit from continuing operations	5,698	118	5,816	5,031	140	5,171
Profit after tax from discontinued operations	52	1	53	127	–	127
Profit for the year	5,750	119	5,869	5,158	140	5,298
Attributable to:						
Equity holders of the parent	5,424	119	5,543	4,745	140	4,885
Minority interests	326	–	326	413	–	413
	5,750	119	5,869	5,158	140	5,298
Earnings per share (US$)						
– basic (continuing operations)	5.60	0.12	5.72	4.99	0.15	5.14
– basic	5.66	0.12	5.78	5.13	0.15	5.28

Notes to the Pro Forma Consolidated Income Statement

The pro forma financial information has not been audited by Ernst & Young LLP. The 2006 Pro Forma Income Statement and segmental information for the Group is prepared to illustrate the effect the Falconbridge, Cerrejón and Tintaya acquisitions, rights issue, the May 2006 new shares issue and related debt draw downs, would have had if they had taken place on 1 January 2006. The pro forma information for 2006 excludes certain exceptional items relating to the Falconbridge acquisition, so as not to distort the results of the Group by these one off items. The exceptional items excluded include the goodwill impairment and certain restructuring costs.

Following the sale of the aluminium business unit in 2007, the results for aluminium have been reclassified to discontinued operations.

Reconciliation of Pro Forma and Statutory Consolidated Income Statements

	Statutory			Pro Forma		
US$m	Before exceptional items	Exceptional items	Total 2007	Before exceptional items	Exceptional items	Total 2006
Revenue						
Statutory revenue	29,084	–	29,084	17,632	–	17,632
Cerrejón pre-acquisition revenue	–	–	–	140	–	140
Tintaya pre-acquisition revenue	–	–	–	329	–	329
Falconbridge Group pre-acquisition revenue	–	–	–	8,776	–	8,776
Total	29,084	–	29,084	26,877	–	26,877
EBITDA						
Statutory EBITDA	11,008	263	11,271	7,107	29	7,136
Cerrejón pre-acquisition EBITDA	–	–	–	71	–	71
Tintaya pre-acquisition EBITDA	–	–	–	218	–	218
Falconbridge Group pre-acquisition EBITDA	–	–	–	2,957	(601)	2,356
Falconbridge fair value and pro forma adjustments	–	–	–	88	651	739
Total	11,008	263	11,271	10,441	79	10,520
EBIT						
Statutory EBIT	8,881	263	9,144	5,863	(1,795)	4,068
Cerrejón pre-acquisition EBIT	–	–	–	45	–	45
Tintaya pre-acquisition EBIT	–	–	–	175	–	175
Falconbridge Group pre-acquisition EBIT	–	–	–	2,632	(601)	2,031
Falconbridge fair value and pro forma adjustments	–	–	–	(375)	2,475	2,100
Total	8,881	263	9,144	8,340	79	8,419
Profit						
Statutory profit	5,750	119	5,869	3,755	(1,849)	1,906
Cerrejón pre-acquisition profit	–	–	–	30	–	30
Tintaya pre-acquisition profit	–	–	–	136	–	136
Falconbridge Group pre-acquisition profit	–	–	–	1,619	(403)	1,216
Fund raising and cost of acquisitions adjustments	–	–	–	(167)	–	(167)
Fair value and pro forma adjustments	–	–	–	(215)	2,392	2,177
Total	5,750	119	5,869	5,158	140	5,298

Comparison of Pro Forma and Statutory Segmental Analysis
For the year ended 31 December

	Statutory			Pro Forma		
US$m	Before exceptional items	Exceptional items	Total 2007	Before exceptional items	Exceptional items	Total 2006
Revenue						
External parties:						
Coal	**4,201**	–	**4,201**	3,757	–	3,757
Chrome	**1,064**	–	**1,064**	748	–	748
Platinum	**129**	–	**129**	12	–	12
Vanadium	**159**	–	**159**	199	–	199
Copper	**12,794**	–	**12,794**	12,508	–	12,508
Nickel	**5,252**	–	**5,252**	3,364	–	3,364
Zinc Lead	**4,726**	–	**4,726**	4,774	–	4,774
Technology	**217**	–	**217**	120	–	120
Revenue (continuing operations)	**28,542**	–	**28,542**	25,482	–	25,482
Discontinued operations:						
Aluminium	**542**	–	**542**	1,395	–	1,395
Total	**29,084**	–	**29,084**	26,877	–	26,877
EBITDA						
Coal	**1,194**	–	**1,194**	1,320	16	1,336
Chrome	**310**	–	**310**	141	–	141
Platinum	**66**	**(25)**	**41**	11	–	11
Vanadium	**72**	–	**72**	111	–	111
Copper	**4,987**	–	**4,987**	5,399	–	5,399
Nickel	**2,577**	**275**	**2,852**	1,386	–	1,386
Zinc Lead	**1,822**	–	**1,822**	1,946	–	1,946
Technology	**47**	–	**47**	26	–	26
Unallocated	**(187)**	–	**(187)**	(185)	63	(122)
EBITDA (continuing operations)	**10,888**	**250**	**11,138**	10,155	79	10,234
Discontinued operations:						
Aluminium	**120**	**13**	**133**	286	–	286
Total	**11,008**	**263**	**11,271**	10,441	79	10,520
Depreciation and amortisation						
Coal	**504**	–	**504**	383	–	383
Chrome	**44**	–	**44**	23	–	23
Platinum	**7**	–	**7**	–	–	–
Vanadium	**8**	–	**8**	6	–	6
Copper	**824**	–	**824**	871	–	871
Nickel	**405**	–	**405**	455	–	455
Zinc Lead	**293**	–	**293**	273	–	273
Technology	**4**	–	**4**	4	–	4
Unallocated	**7**	–	**7**	8	–	8
Total (continuing operations)	**2,096**	–	**2,096**	2,023	–	2,023
Discontinued operations:						
Aluminium	**31**	–	**31**	78	–	78
Total	**2,127**	–	**2,127**	2,101	–	2,101

US$m	Statutory Before exceptional items	Statutory Exceptional items	Statutory Total 2007	Pro Forma Before exceptional items	Pro Forma Exceptional items	Pro Forma Total 2006
Profit before interest and taxation (EBIT)						
Coal	**690**	**–**	**690**	937	16	953
Chrome	**266**	**–**	**266**	118	–	118
Platinum	**59**	**(25)**	**34**	11	–	11
Vanadium	**64**	**–**	**64**	105	–	105
Copper	**4,163**	**–**	**4,163**	4,528	–	4,528
Nickel	**2,172**	**275**	**2,447**	931	–	931
Zinc Lead	**1,529**	**–**	**1,529**	1,673	–	1,673
Technology	**43**	**–**	**43**	22	–	22
Unallocated	**(194)**	**–**	**(194)**	(193)	63	(130)
EBIT (continuing operations)	**8,792**	**250**	**9,042**	8,132	79	8,211
Discontinued operations:						
Aluminium	**89**	**13**	**102**	208	–	208
Total	**8,881**	**263**	**9,144**	8,340	79	8,419

Comparison of Pro Forma and Statutory Segmental Analysis (continued)

For the year ended 31 December

US$m	Statutory 2007	Pro Forma 2006
Capital expenditure		
Sustaining:		
Coal	460	235
Chrome	47	36
Vanadium	9	4
Copper	425	257
Nickel	281	162
Zinc Lead	219	114
Technology	3	1
Unallocated	11	5
Total sustaining (continuing operations)	1,455	814
Discontinued operations:		
Aluminium	12	33
Total	1,467	847
Expansionary:		
Coal	347	295
Chrome	46	161
Platinum	17	58
Vanadium	1	1
Copper	296	257
Nickel	424	294
Zinc Lead	285	158
Technology	1	1
Total expansionary (continuing operations)	1,417	1,225
Discontinued operations:		
Aluminium	1	22
Total	1,418	1,247
Total:		
Coal	807	530
Chrome	93	197
Platinum	17	58
Vanadium	10	5
Copper	721	514
Nickel	705	456
Zinc Lead	504	272
Technology	4	2
Unallocated	11	5
Total (from continuing operations)	2,872	2,039
Discontinued operations:		
Aluminium	13	55
Total	2,885	2,094

Geographical segments

The following tables present revenue and profit information and certain asset and liability information regarding the Group's geographical segments for the years ended 31 December 2007 and 2006.

	Statutory			Pro Forma		
US$m	Before exceptional items	Exceptional items	Total 2007	Before exceptional items	Exceptional items	Total 2006
Revenue by origin						
External parties:						
Africa	2,272	–	2,272	1,673	–	1,673
North America	10,448	–	10,448	9,004	–	9,004
South America	7,673	–	7,673	7,396	–	7,396
Australasia	5,490	–	5,490	4,815	–	4,815
Europe	2,659	–	2,659	2,594	–	2,594
Revenue (continuing operations)	28,542	–	28,542	25,482	–	25,482
Discontinued operations:						
North America	542	–	542	1,395	–	1,395
Total	29,084	–	29,084	26,877	–	26,877
Revenue by destination						
External parties:						
Africa	449	–	449	243	–	243
North America	7,000	–	7,000	7,540	–	7,540
South America	1,582	–	1,582	1,180	–	1,180
Asia	8,594	–	8,594	6,801	–	6,801
Australasia	1,176	–	1,176	923	–	923
Europe	9,662	–	9,662	8,694	–	8,694
Middle east	79	–	79	101	–	101
Revenue (continuing operations)	28,542	–	28,542	25,482	–	25,482
Discontinued operations:						
North America	542	–	542	1,395	–	1,395
Total	29,084	–	29,084	26,877	–	26,877
EBITDA						
Africa	683	(25)	658	439	–	439
North America	2,811	275	3,086	2,388	–	2,388
South America	4,614	–	4,614	4,444	–	4,444
Australasia	2,478	–	2,478	2,519	16	2,535
Europe	489	–	489	550	–	550
Unallocated	(187)	–	(187)	(185)	63	(122)
EBITDA (continuing operations)	10,888	250	11,138	10,155	79	10,234
Discontinued operations:						
North America	120	13	133	286	–	286
Total	11,008	263	11,271	10,441	79	10,520

Comparison of Pro Forma and Statutory Segmental Analysis (continued)

For the year ended 31 December

US$m	Statutory			Pro Forma		
	Before exceptional items	**Exceptional items**	**Total 2007**	Before exceptional items	Exceptional items	Total 2006
Depreciation and amortisation						
Africa	**185**	**–**	**185**	106	–	106
North America	**584**	**–**	**584**	754	–	754
South America	**751**	**–**	**751**	728	–	728
Australasia	**526**	**–**	**526**	390	–	390
Europe	**43**	**–**	**43**	37	–	37
Unallocated	**7**	**–**	**7**	8	–	8
Total (continuing operations)	**2,096**	**–**	**2,096**	2,023	–	2,023
Discontinued operations:						
North America	**31**	**–**	**31**	78	–	78
Total	**2,127**	**–**	**2,127**	2,101	–	2,101
EBIT						
Africa	**498**	**(25)**	**473**	333	–	333
North America	**2,227**	**275**	**2,502**	1,634	–	1,634
South America	**3,863**	**–**	**3,863**	3,716	–	3,716
Australasia	**1,952**	**–**	**1,952**	2,129	16	2,145
Europe	**446**	**–**	**446**	513	–	513
Unallocated	**(194)**	**–**	**(194)**	(193)	63	(130)
EBIT (continuing operations)	**8,792**	**250**	**9,042**	8,132	79	8,211
Discontinued operations:						
North America	**89**	**13**	**102**	208	–	208
Total	**8,881**	**263**	**9,144**	8,340	79	8,419

US$m	Statutory 2007	Pro Forma 2006
Capital expenditure		
Sustaining:		
Africa	**184**	99
North America	**371**	178
South America	**264**	178
Australasia	**588**	324
Europe	**37**	30
Unallocated	**11**	5
Total sustaining (continuing operations)	**1,455**	814
Discontinued operations:		
North America	**12**	33
Total	**1,467**	847
Expansionary:		
Africa	**221**	352
North America	**311**	203
South America	**278**	113
Australasia	**585**	534
Europe	**22**	23
Total expansionary (continuing operations)	**1,417**	1,225
Discontinued operations:		
North America	**1**	22
Total	**1,418**	1,247
Total:		
Africa	**405**	451
North America	**682**	381
South America	**542**	291
Australasia	**1,173**	858
Europe	**59**	53
Unallocated	**11**	5
Total (continuing operations)	**2,872**	2,039
Discontinued operations:		
North America	**13**	55
Total	**2,885**	2,094

Statement of Directors' Responsibilities in Relation to the Parent Company Financial Statements

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent Auditors' Report to the Members of Xstrata plc

We have audited the parent company financial statements of Xstrata plc for the year ended 31 December 2007 which comprise the Balance Sheet and the related notes 1 to 11. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited. We have reported separately on the group financial statements of Xstrata plc for the year ended 31 December 2007.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities. Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Directors' Report, the Chairman's Statement, the Business Operating and Financial Review and the Corporate Governance Statement and that part of the Directors' Remuneration Report that is unaudited. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2007;
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

Ernst & Young LLP
Registered auditor
London, 18 March 2008

Balance Sheet
As at 31 December 2007

US$m	Notes	2007	2006
Fixed assets			
Investments	2	**12,498**	11,218
		12,498	11,218
Current assets			
Debtors: amounts falling due within one year	3	**98**	34
Creditors: amounts falling due within one year	4	**(13)**	(14)
Net current assets		**85**	20
Total assets less current liabilities		**12,583**	11,238
Provisions for liabilities	5	**(102)**	(58)
Attributable net assets		**12,481**	11,180
Capital and reserves			
Called up share capital	7,8	**485**	471
Share premium account	7,8	**9,899**	9,522
Other reserves	8	**949**	949
Own shares	8	**(126)**	(147)
Profit and loss account	8	**1,274**	385
Equity shareholders' funds		**12,481**	11,180

The financial statements on pages 264 to 278 were approved by the Board of Directors on 18 March 2008 and signed on its behalf by:

Trevor Reid
Chief Financial Officer

No profit and loss account is presented for Xstrata plc as permitted by section 230 of the Companies Act 1985. The profit of Xstrata plc for the year ended 31 December 2007 is US$1,434 million (2006 US$294 million). There are no recognised gains and losses attributable to the shareholders of the Company other than the profit of US$1,434 million for the year ended 31 December 2007 (2006 profit of US$294 million).

Notes to the Financial Statements

1. Accounting policies

Basis of preparation
These financial statements have been prepared in accordance with applicable UK accounting standards. Xstrata plc (the Company) has adopted the following principal accounting policies:

Investments
Equity investments in subsidiaries are carried at cost less any provision for impairments.

Financial assets – loans and receivables
Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. The Company determines the classification of its financial assets at initial recognition. When financial assets are recognised initially, they are measured at fair value on the trade date, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit and loss or available for sale. Such assets are carried at amortised cost using the effective interest method. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount.

Gains and losses are recognised in the profit and loss account when the loans and receivables are derecognised or impaired, as well as through the amortisation process. Loans and receivables are derecognised when the Company no longer has a right to receive cash flows from the asset.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced and the amount of the loss is recognised in profit or loss account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the profit and loss account, to the extent that the carrying value of the asset does not exceed its amortised cost (that would have been measured if there had been no impairment) at the reversal date.

Impairment
The carrying values of fixed assets are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amounts. Such review is undertaken on income generating units.

If the carrying value of a fixed asset exceeds the recoverable amount, a provision is recorded to reflect the asset at the lower amount. In assessing the recoverable amounts of fixed assets, the relevant future cash flows expected to arise from the continuing use of and disposal of the assets have been discounted to their present value using a market-determined discount rate.

Provisions for liabilities
Provisions are recognised when the Company has a present obligation, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation.

Notes to the Financial Statements

1. Accounting policies (continued)

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date that will result in an obligation to pay more, or a right to pay less, tax in the future. In particular:

- provision is made for tax on gains arising from the disposal of fixed assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only when the replacement assets are sold;
- provision is made for deferred tax that would arise on remittance of the retained earnings of overseas entities only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and
- deferred tax assets are recognised only to the extent that, it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Own shares

The cost of purchases of own shares held by the Employee Share Ownership Plan (ESOP) trust are deducted from equity. Where they are issued to employees or sold, no gain or loss is recognised in the profit and loss account. Any proceeds received on the disposal of the shares or on the transfer of shares to employees are recognised in equity.

Share-based payments

The Company makes share-based awards, including free shares and options in the Company, to certain employees and Directors of the Group. The expense recognised in the financial statements relates only to those share-based awards that are granted by the Company, to its employees and directors and to the employees of the Group who provide services to the Company.

Equity-settled awards

For equity-settled awards, the fair value is charged to the profit and loss account and credited to retained earnings, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest (taking into account the achievement of non-market based performance conditions). The fair value of the equity-settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions). The fair value is determined by external experts using the models outlined in note 10. At each balance sheet date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognised in the profit and loss account with a corresponding entry within equity.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified over the original vesting period. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. Any compensation paid up to the fair value of the awards at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the profit and loss account. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new award is treated as if it is a modification of the original award, as described in the previous paragraph.

1. Accounting policies (continued)

Cash-settled awards
For cash-settled awards, the fair value is re-calculated at each balance date until the awards are settled based on the estimated number of awards that are expected to vest adjusting for market and non-market based performance conditions. During the vesting period, a liability is recognised representing the portion of the vesting period which has expired at the balance sheet date times the fair value of the awards at that date. After vesting the full fair value of the unsettled awards at each balance date is recognised as a liability. Movements in the liability are recognised in the profit and loss account. The fair value is recalculated using an option pricing model (refer to note 10).

The Group has taken advantage of the transitional provisions on adoption of FRS 20 in relation to unvested equity-settled awards and has applied the above policies only to awards granted after 7 November 2002 that had not vested prior to 1 January 2005.

Loans from subsidiaries
Loans from subsidiaries are recognised at inception at the fair value of the proceeds received net of issue costs. Subsequently they are measured at amortised cost using the effective interest method. Finance costs are recognised in the profit and loss account using the effective interest rate method.

Foreign currency transactions
Foreign currency transactions are booked in the functional currency (US$) at the exchange rate ruling on the date of the transaction. Foreign currency monetary assets and liabilities are translated into the functional currency at rates of exchange ruling at the balance sheet date. Exchange differences are recorded in the profit and loss account. Foreign currency non-monetary assets and liabilities are not restated at balance sheet date.

Revenue
Interest income is recognised as earned on an accruals basis using the effective interest method.

Dividend income is recognised as earned when the Company's right to receive payment is established.

Income for other services is recognised when the service has been rendered, when the amount of revenue (and associated costs) can be reliably measured and it is probable that economic benefits will flow to the Company.

Comparatives
Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Use of estimates
The preparation of these financial statements is in conformity with generally accepted accounting practice and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

Notes to the Financial Statements

2. Investments

US$m	Investment in subsidiaries	Loans to subsidiaries	Total
Cost:			
At 1 January 2007	9,491	1,727	11,218
Additions – existing investments	2,544		2,544
Reductions – existing investments	–	(1,264)	(1,264)
At 31 December 2007	12,035	463	12,498

The subsidiary undertakings of the Company as at 31 December and the percentage holding of ordinary share capital are set out below:

Name	Country of incorporation	Principal activities	% of ordinary shares held & voting rights
Principal subsidiaries			
Xstrata (Schweiz) AG	Switzerland	Holding company	100%
Xstrata Finance (Dubai) LLC	UAE	Finance company	90%
Xstrata Commodities Middle East DMCC	UAE	Marketing company	90%
Xstrata Capital Corporation AVV*	Aruba	Finance company	40%
Xstrata Zinc BV	Holland	Finance Company	75%

*The voting rights are 51%.

The principal country of operation is the country of incorporation, and all subsidiaries are unlisted. Refer to note 35 of the consolidated financial statements for a list of significant subsidiaries, associates and joint ventures.

3. Debtors – amounts falling due within one year

US$m	2007	2006
Receivables – subsidiaries	95	28
Other debtors	3	6
	98	34

4. Creditors – amounts falling due within one year

US$m	2007	2006
Loans from subsidiaries	7	8
Other creditors	6	6
	13	14

5. Provisions

US$m	Share-based Compensation Plans 2007
At 1 January 2007	58
Arising during the year	44
Utilised	-
At 31 December 2007	102

The Company has various share-based compensation plans under which options to subscribe for the Company's shares have been granted to directors and employees of the Company and employees of the Group who provide services to the Company. The intrinsic value of the options that had vested at 31 December 2007 was US$86 million (2006 US$17 million).

6. Dividends paid and proposed

US$m	2007	2006
Declared and paid during the year:		
Final dividend for 2006 – 30 cents per ordinary share (2005 – 22.4 cents per ordinary share)	**290**	159
Interim dividend for 2007 – 16 cents per ordinary share (2006 – 11.6 cents per ordinary share)	**153**	92
	443	251
Proposed for approval at the Annual General Meeting (not recognised as a liability as at 31 December):		
Final dividend for 2007 – 34 cents per ordinary share (2006 – 30 cents per ordinary share)	**326**	281

Dividends declared in respect of the year ended 31 December 2007 will be paid on 16 May 2008. Own shares held in the ESOP have waived the right to receive dividends.

Notes to the Financial Statements

7. Capital

US$m	
Authorised:	
875,000,000 ordinary shares of US$0.50 each as at 1 January 2006	438
14,234,948,397 ordinary shares of US$0.50 each increase on 30 June 2006	7,117
15,109,948,397 ordinary shares of US$0.50 each as at 31 December 2006	7,555
13,609,948,397 ordinary shares of US$0.50 each cancellation	(6,805)
1,500,000,000 ordinary shares of US$0.50 each as at 31 December 2007	750
50,000 deferred shares of GBP1.00 each as at 31 December 2006 and at 31 December 2007	–
1 special voting share of US$0.50 as at 31 December 2006 and as at 31 December 2007	–
	750
Issued, called up and fully paid:	
632,502,416 ordinary shares of US$0.50 each as at 1 January 2006	316
3,000,000 ordinary shares issued on 28 March 2006 to the ESOP	1
32,543,344 ordinary shares issued on 22 May 2006 to institutional investors	16
235,787,596 ordinary shares issued on 30 October 2006 from a shareholder rights issue	118
39,317,027 ordinary shares issued on the exercise of convertible bonds to 31 December 2006	20
943,150,383 ordinary shares of US$0.50 each as at 31 December 2006	471
4,000,000 ordinary shares issued on 31 January 2007 to the ESOP	2
24,516,537 ordinary shares issued on the exercise of convertible bonds to 31 December 2007	12
971,666,920 ordinary shares of US$0.50 each as at 31 December 2007	485
Share Premium:	
As at 1 January 2006	2,500
3,000,000 ordinary shares issued on 27 March 2006 to the ESOP	97
32,543,344 ordinary shares issued on 22 May 2006 to institutional investors	1,236
235,787,596 ordinary shares issued on 30 October 2006 from a shareholder rights issue	5,314
39,317,027 ordinary shares issued on the exercise of convertible bonds to 31 December 2006	375
At 31 December 2006	9,522
4,000,000 ordinary shares issued on 31 January 2007 to the ESOP	183
24,516,537 ordinary shares issued on the exercise of convertible bonds to 31 December 2007	194
As at 31 December 2007	9,899

Issue of ordinary shares

During March 2006, 3,000,000 shares were issued to the ESOP at a market price of GBP18.72 per share.

On 22 May 2006, 32,543,344 shares were issued to institutional investors at a market price of GBP21.00 per share.

On 30 October 2006, 235,787,596 ordinary shares were issued under a rights issue which was structured as an issue of 1 new ordinary share at a price of GBP12.65 per share for every 3 existing ordinary shares held. The net proceeds from the rights issue was US$5,432 million (after US$186 million of capital raising costs) and the number of shares in issue of Xstrata plc following the completion of the rights issue was 943,150,383.

7. Capital (continued)

On 31 January 2007, 4,000,000 shares were issued to the ESOP at a market price of GBP23.58 per share.

During 2006, 64.3% of the US$600 million of convertible bonds were converted at the option of the holders into 39,317,027 ordinary shares in Xstrata plc. During 2007, the remainder of the US$600 million convertible bonds issued by Xstrata Capital Corporation AVV were converted at the option of the holders into 24,516,537 ordinary shares in Xstrata plc. As a result of this conversion, 100% of the bond has been now converted.

On 16 January 2008 6,000,000 shares were issued to the ESOP at a market price of GBP34.90 per share.

Details in respect of the various classes of shares are outlined in the Directors' Report on pages 103 to 106.

8. Capital and reserves

US$m	Share capital	Share premium account	Other reserves	Own shares	Profit and loss account	2007
Capital and reserves						
At 1 January 2007	471	9,522	949	(147)	385	**11,180**
Attributable profit for the year	–	–	–	–	1,434	**1,434**
Issue of share capital	14	377	–	(185)	–	**206**
Own shares purchased	–	–	–	(14)	–	**(14)**
Own shares sold	–	–	–	220	(164)	**56**
Equity-settled share-based payments	–	–	–	–	62	**62**
Dividends	–	–	–	–	(443)	**(443)**
At 31 December 2007	485	9,899	949	(126)	1,274	**12,481**

US$m	Share capital	Share premium account	Other reserves	Own shares	Profit and loss account	2006
Capital and Reserves						
At 1 January 2006	316	2,500	949	(35)	322	4,052
Attributable profit for the year	–	–	–	–	294	294
Issue of share capital	155	7,022	–	(136)	–	7,041
Own shares purchased	–	–	–	(11)	–	(11)
Own shares sold	–	–	–	35	(22)	13
Equity-settled share-based payments	–	–	–	–	42	42
Dividends	–	–	–	–	(251)	(251)
At 31 December 2006	471	9,522	949	(147)	385	11,180

Own shares

Own shares comprise shares of Xstrata plc held in the ESOP.

The shares acquired by the ESOP are either stock market purchases or from share issues from the Company. The ESOP is used to co-ordinate the funding and manage the delivery of ordinary shares for options and free share awards under the Group's employee award schemes. The trustee of the ESOP is permitted to place the shares back into the market and may hold up to 5% of the issued share capital of the Company at any one time. At 31 December 2007, 3,846,691 (2006 6,173,747) shares, equivalent to 0.4% (2006 0.7%) of the total issued share capital, were held by the trust with a cost of US$126 million (2006 US$147 million) and market value of US$271 million (2006 US$308 million). The trust has waived the right to receive dividends from the shares that it holds. Costs relating to the administration of the trust are expensed in the period in which they are incurred.

Notes to the Financial Statements

9. Other income and expenses

The audit fee is US$42,000 (2006 US$40,000) in respect of the Company. Refer to note 10 of the consolidated financial statements for further information of Auditors' remuneration.

Refer to the Directors' Remuneration Report on pages 132 to 135 for the remuneration of directors.

10. Share-based payments

The Group operates a number of share option plans which are outlined below and result in the Company granting options and awards over its shares.

The expense recognised for share-based payments during the year ended 31 December 2007 was US$65 million (2006 US$63 million).

The proportion of that expense arising from equity-settled share-based awards was US$21 (2006 US$14 million).

Xstrata plc Long Term Incentive Plan (LTIP)
The LTIP has two elements:

(i) A contingent award of free ordinary shares that vests after three years, subject to, and to the extent that, performance criteria determined at the time of grant have been satisfied; and
(ii) An option to acquire ordinary shares at a specified exercise price after the third anniversary of grant, subject to, and to the extent that, performance criteria determined at the time of grant have been satisfied.

All LTIP awards that vest are subject to the satisfaction of certain performance criteria being met over a three-year performance period. The 2003 LTIP awards are only subject to the Total Shareholder Return (TSR) performance criteria. Half of the options and free share awards granted in 2004 and 2005 are conditional on TSR relative to a peer group, with the remainder conditional on the Group's real cost savings relative to targets set on a stretching scale over the three-year period. The allocation of performance criteria pertaining to the options and free share awards granted in 2006 and 2007 is summarised in the following table:

Award	Employees	Number	% TSR	% cost savings	TSR	Cost savings
2007:						
Options	Corporate	1,140,952	50%	50%	570,476	570,476
	Business units	2,117,638	25%	75%	529,410	1,588,228
		3,258,590			1,099,886	2,158,704
Free shares	Corporate	342,286	50%	50%	171,143	171,143
	Business units	635,287	25%	75%	158,822	476,465
		977,573			329,965	647,608
2006:						
Options	Corporate	1,048,144	50%	50%	524,072	524,072
	Business units	1,764,060	25%	75%	441,015	1,323,045
		2,812,204			965,087	1,847,117
Free shares	Corporate	314,444	50%	50%	157,222	157,222
	Business units	538,092	25%	75%	134,523	403,569
		852,536			291,745	560,791

10. Share-based payments (continued)

For the awards conditional on TSR, one-half of the award will vest if TSR growth is at the median of the specified peer group, the full award will vest for performance at or above the second decile with straight-line vesting between these points. No vesting will occur for below median performance. For the awards where vesting is conditional on the Group's real cost savings relative to targets set on a stretching scale: 10% of the award will vest for 1% cost savings, 70% for 2% cost savings and all awards for 3% or more cost savings, with straight-line vesting between these points. No vesting will occur if cost savings are less than 1%. Real cost savings will be measured in relation to operating costs after adjusting for the effects of inflation, excluding depreciation, commodity price linked costs, effects of currencies on translation of local currency costs and planned life of mine adjustments. No other features of the LTIP awards were incorporated into the measurement of fair value.

No consideration will be payable on the vesting of an LTIP award of free ordinary shares. On exercise of an option, a participant will be required to pay an exercise price which is based on the closing market price of an ordinary share seven trading days prior to the date of grant.

Of the below options, 2.0 million (2006 1.9 million) are accounted for as cash-settled share-based awards whilst the remainder of the LTIP awards are equity-settled.

The movement in the number of free ordinary shares and share options are as follows:

Free Shares

	2007 No.	**2007 WAEP**	2006 No.	2006 WAEP
Outstanding as at 1 January	**4,129,365[1]**	**NA**	3,675,667[1]	NA
Granted during the year	**977,573**	**NA**	852,536	NA
Granted through rights issue	**–**	**NA**	436,838[2]	NA
Forfeited during the year	**(54,491)**	**NA**	(121,974)	NA
Exercised during the year	**(1,804,700)[4]**	**NA**	(675,586)[3]	NA
Expired during the year	**–**	**NA**	(38,116)	NA
Outstanding as at 31 December	**3,247,747**	**NA**	4,129,365	NA
Exercisable at 31 December	**–**	**NA**	–	NA

[1] All shares included in this balance have been accounted for in accordance with FRS 20 Share-based Payments.
[2] These awards were issued as a result of the rights issue in October 2006.
[3] The weighted average share price at the date of exercise of these awards was GBP17.56.
[4] The weighted average share price at the date of exercise of these awards was GBP23.63.

The weighted average remaining contractual life for the free shares outstanding as at 31 December 2007 is 8.1 years (2006: 8.0 years).

The weighted average fair value of free shares granted during the year was US$38.23 (2006: US$22.25).

Share Options

	2007 No.	**2007 WAEP**	2006 No.	2006 WAEP
Outstanding as at 1 January	**14,450,730**	**GBP9.26**	12,191,118	GBP7.82
Granted during the year	**3,258,590**	**GBP24.00**	2,812,204	GBP16.15
Granted through rights issue	**–**	**–**	1,531,063[1]	GBP9.25
Forfeited during the year	**(182,323)**	**GBP13.21**	(406,582)	GBP9.99
Exercised during the year	**(4,332,000)[2]**	**GBP6.49**	(1,559,147)[3]	GBP3.57
Expired during the year	**–**	**–**	(117,926)	GBP3.53
Outstanding as at 31 December	**13,194,997[4]**	**GBP13.73**	14,450,730[5]	GBP9.26
Exercisable at 31 December	**2,402,460**	**GBP5.89**	637,630	GBP3.22

[1] These awards were issued as a result of the rights issue in October 2006 (refer to note 7).
[2] The weighted average share price at the date of exercise of these options was GBP25.58.
[3] The weighted average share price at the date of exercise of these options was GBP17.75.
[4] All the share options included in this balance have been accounted for in accordance with FRS 20 Share-based Payments, except for 65,708 options issued in 2002.
[5] All shares included in this balance have been accounted for in accordance with FRS 20 Share-based Payments, except for 81,013 options issued in 2002.

Notes to the Financial Statements

10. Share-based payments (continued)

The weighted average remaining contractual life for the share options outstanding as at 31 December 2007: 7.7 years (2006 7.9 years).

The weighted average fair value of options granted during the year was US$13.93 (2006 US$7.72).

The range of exercise prices for options outstanding at the end of the year was GBP3.22 to GBP24.00 (2006 GBP3.22 to GBP15.37).

The following table lists the inputs to the models used to measure the fair value of equity-settled awards granted:

	Date of grant 2007	Date of Grant 2006
Dividend yield (%)	**1.5**	1.3
Expected volatility (%)	**35**	31
Risk-free interest rate (%)	**5.1**	4.4
Earliest exercise date	**15 Mar 2010**	10 Mar 2009
Latest exercise date	**14 Mar 2017**	09 Mar 2016
Expected exercise date	**27 Nov 2010**	17 Nov 2009
Share price at date of grant (GBP)	**24.25**	17.03
Exercise price (GBP)	**24.00**	17.17
Free share fair value at date of grant (GBP)	**19.73**	16.38
Option fair value at date of grant (GBP)	**6.74**	4.49

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historic volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Both the free shares and the equity-settled options are equity-settled plans and the fair value is measured at the date of grant.

The fair value of the cash settled options is measured at the date of grant and at each reporting date until the liability is settled, using the Black Scholes option pricing model, taking into account the terms and conditions of the award.

Xstrata AG incentive plan

With the merger of Xstrata AG into Xstrata plc, Xstrata plc assumed the obligations of Xstrata AG under the scheme with the number of options and exercise price adjusted accordingly. The share options have a two year vesting period followed by a three-year exercise period. The exercise price was the share price at the date of granting of the share options. There are no other conditions attaching to these options and they can be cash-settled by the holder. No further options will be granted under this incentive plan. All of the options below are accounted for as cash-settled share-based awards. The movement in the number of share options are as follows:

	2007 No.	**2007 WAEP**	2006 No.	2006 WAEP
Outstanding as at 1 January	**14,320[1]**	**CHF13.41**	173,331[1]	CHF27.63
Granted through rights issue	**–**	**–**	1,502[2]	CHF13.41
Exercised during the year	**(14,320)[4]**	**CHF13.41**	(147,846)[3]	CHF25.64
Expired during the year	**–**	**–**	(12,667)	CHF25.64
Outstanding as at 31 December	**–**	**–**	14,320	CHF13.41
Exercisable at 31 December	**–**	**–**	14,320	CHF13.41

[1] All shares included in this balance have been accounted for in accordance with FRS 20 Share-based Payments.
[2] These awards were issued as a result of the rights issue in October 2006.
[3] The weighted average share price at the date of exercise of these options was CHF35.89.
[4] The weighted average share price at the date of exercise of these options was CHF56.96.

10. Share-based payments (continued)

The weighted average remaining contractual life for the share options outstanding as at 31 December 2006 was 0.1 years.

No new shares were granted during the year.

Directors' Service Contracts
Options were granted to two Executive Directors pursuant to the terms of on which they were recruited. The options are to be equity-settled. The exercise price was the share price at the date of granting of the share options. The final scheme vests in January 2007 and each scheme has an exercise period of seven years. If the holder ceases to be employed by the Group for any reason, they may exercise any vested options within six months of such cessation, after which the options lapse. Any unvested options will lapse if the holder is dismissed lawfully under the terms of their contract or if they voluntarily resign except where they have a valid reason to terminate their employment as defined in their employment contract, in which case all unvested options shall immediately vest and become exercisable for a period of six months. In all other cases, they will remain exercisable for a period of six months.

The movement in the number of share options are as follows:

	2007 No.	2007 WAEP	2006 No.	2006 WAEP
Outstanding as at 1 January	**1,242,492**	**GBP4.36**	1,334,580	GBP4.75
Granted through rights issue	**-**	**-**	156,413[1]	GBP3.69
Exercised during the year	**(100,000)[3]**	**GBP5.68**	(248,501)[2]	GBP3.69
Outstanding as at 31 December	**1,142,492**	**GBP4.25**	1,242,492	GBP4.36
Exercisable at 31 December	**1,142,492**	**GBP4.25**	993,994	GBP4.03

[1] These awards were issued as a result of the rights issue in October 2006.
[2] The weighted average share price at the date of exercise of these options was GBP24.53.
[3] The weighted average share price at the date of exercise of these options was GBP27.62.

The above share options have not been accounted for in accordance with FRS 20 Share-based Payments as the options were granted on or before 7 November 2002 and have not been subsequently modified.

The weighted average remaining contractual life for the share options outstanding as at 31 December 2007 is 5.4 years (2006 6.4 years).

No new shares were granted during the year.

The range of exercise prices for options outstanding at the end of the year was GBP3.84 to GBP5.68 (2006 GBP3.84 to GBP5.68).

Xstrata AG Directors' Incentive Scheme
With the merger of Xstrata AG into Xstrata plc, Xstrata plc assumed the obligations of Xstrata AG under the scheme with the number of options and exercise price adjusted accordingly. The share options have a two-year vesting period followed by a three-year exercise period. The exercise price was the share price at the date of granting of the share options. There are no other conditions attaching to these options and they can be cash-settled by the holder. All of the options below are accounted for as cash-settled share-based awards. No further options will be granted under this incentive plan. The movement in the number of share options are as follows:

	2007 No.	2007 WAEP	2006 No.	2006 WAEP
Outstanding as at 1 January	-	-	15,231	CHF28.64
Expired during the year	-	-	(15,231)	CHF28.64
Outstanding as at 31 December	-	-	-	-
Exercisable at 31 December	-	-	-	-

Notes to the Financial Statements

10. Share-based payments (continued)

Deferred Bonus

As detailed within the Directors' Remuneration Report on pages 121 to 135, the maximum bonus payable under the Bonus Plan for executive directors and the members of the Executive Committee is 300% of salary. Bonuses are payable in three tranches as follows:

- the maximum bonus, which any one participant is eligible to receive in cash, will be limited to 100% of the individual's base salary;
- any additional bonus up to a further 100% of base salary will be deferred for a period of one year; and
- any remaining bonus will be deferred for a period of two years.

The deferred elements will take the form of awards of Xstrata shares conditional on the participant remaining in employment throughout the deferral period. The number of shares awarded will be determined by reference to the market value of the shares at the date the bonus payment is determined. The deferred elements have been treated as an equity-settled share-based payment in accordance with FRS 20.

In 2005 the Xstrata Remuneration Committee resolved that during the bonus deferral period dividend equivalents would accrue in relation to the deferral, to be delivered at the end of the deferral period and subject to the deferral award vesting.

As dividend equivalents are receivable on the deferred amounts, the fair value of the deferral is technically equal to the value of the bonuses deferred.

The following deferred bonus awards have been made:

	2007	2006	2005
Market value of deferred bonus award (US$m)	**16**	13	7
Number of shares purchased	**–***	291,585	258,242

*At the date of signing the financial statements, the shares were yet to be purchased in the market.

Directors' Added Value Plan (AVP)

The first cycle of the AVP began on 9 May 2005, the second began on 10 March 2006 and the third on 15 March 2007. A description of the performance requirements and the vesting schedule of the plan are detailed within the Directors' Remuneration Report on pages 121 to 135.

The fair value of the 2007 equity-settled share-based payment under FRS 20 was US$19 million, estimated at 15 March 2007, using a Monte Carlo simulation model to incorporate the market based features of the plan. The equivalent valuation of the 2006 award was US$7 million (2005 US$7 million), estimated using a Monte Carlo simulation model.

For the 2007 plan cycle, the market capitalisation on 15 March 2007 was US$45.2 billion, the Participation Percentage was equal to 0.3% and the share price at the measurement date was US$46.77.

For the 2006 plan cycle, the market capitalisation on 10 March 2006 was US$18.6 billion, the Participation Percentage was equal to 0.3% and the share price at the measurement date was US$29.39.

10. Share-based payments (continued)

For the 2005 plan cycle, the market capitalisation on 9 May 2005 was US$11.4 billion, the Participation Percentage was equal to 0.5% and the share price at the measurement date was US$18.00.

	2007		2006	
	Xstrata plc	**Xstrata share Indices[1]**	Xstrata plc	Xstrata share Indices[1]
Dividend yield (%)	**N/A**	**N/A[2]**	N/A	N/A[2]
Expected volatility (%)	**38**	**25**	30	21
Risk-free interest rate (%)	**5.2**	**5.2**	4.4	4.4
Third anniversary of start of cycle	**15 March 2010**	**15 March 2010**	10 March 2009	10 March 2009
Fourth anniversary of start of cycle	**15 March 2011**	**15 March 2011**	10 March 2010	10 March 2010
Fifth anniversary of start of cycle	**15 March 2012**	**15 March 2012**	10 March 2011	10 March 2011

[1] There are two Xstrata Share Indices used within the valuation model; one is a market capitalisation weighted TSR index comprising 15 global mining firms (2006: 18 global mining firms) who are considered to be Xstrata's key competitors for both financial and human capital. The other is a market capitalisation price index comprising the same global mining firm constituents.

[2] When simulating the Xstrata Price Index, a dividend yield is included to account for the suppressing impact that a dividend payment has on the constituent share prices. A yield of 2.5% (2006 3.0%) has been used. For the simulation of Xstrata's TSR and the Index TSR a dividend yield is not required.

The expected volatility reflects the assumption that the historic volatility is indicative of future trends, which may also not necessarily be the actual outcome. There is no disclosure of the number of equity instruments granted as the AVP is not an award over a fixed number of shares.

11. Guarantees

The Company has provided guarantees to a number of Group companies.

Specifically, the Company has provided:

To Xstrata Capital Corporation AVV in respect of the convertible bonds it has issued:

- unconditional and irrevocable guarantees to the holders of the convertible bond in respect of the payment of all amounts due and payable under the convertible bond. The amount due and payable under the convertible bonds at 31 December 2007 is US$390 million (2006 US$596 million); and
- guarantees to provide, in exchange for 375,000 (2006 589,419) preference shares of Xstrata Capital Corporation AVV, ordinary share capital in the Company on the conversion of the bonds. The number of shares to be issued under these guarantees at 31 December 2007 totals 13,575,432 (2006 38,091,969). These shares will be issued to the holder of the bonds in exchange for the preference shares in Xstrata Capital Corporation AVV they receive on conversion of the bonds.

Refer to note 29 of the consolidated financial statements for further details.

In November 2006, the Group issued US$2,250 million of capital market notes to refinance existing debt facilities. The notes are comprised of three tranches, a US$1,000 million ten year facility at a fixed interest rate of 5.8%, a US$750 million five year facility at a fixed interest rate of 5.5% and a US$500 million three year facility that bears interest at a rate based on LIBOR plus 35 basis points. The fixed interest facilities were issued by Xstrata Finance (Canada) Limited and the floating rate facility was issued by Xstrata Finance (Dubai) Limited. The Xstrata Finance (Dubai) Limited issue was guaranteed by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Canada) Limited. The Xstrata Finance (Canada) Limited issues were guaranteed by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited.

The Group assumed a number of senior debentures on the acquisition of Falconbridge Limited (refer to notes 7 and 28 of the consolidated financial statements). Pursuant to the terms of the note indentures as amended by supplemental indentures, the Company has fully and unconditionally guaranteed in favour of the holders of the senior debentures the payment, within 15 days of when due, of all financial liabilities and obligations of Falconbridge Limited to such holders under the terms of the senior debentures.

Notes to the Financial Statements

11. Guarantees (continued)

The Group assumed preference shares on the acquisition of Falconbridge Limited (refer to notes 7 and 28 of the consolidated financial statements). Pursuant to the terms of a guarantee indenture, the Company has fully and unconditionally guaranteed in favour of the holders of the preference shares the payment, within 15 days of when due, of all financial liabilities and obligations of Falconbridge Limited to such holders under the terms of the preference shares.

In June 2007 the Group completed the pricing of two EUR500 million note issues by Xstrata Finance (Canada) Limited under its Euro Medium Term Note Programme. These comprised 500,000,000 guaranteed 4.875% notes due 14 June 2012 and 500,000,000 guaranteed 5.250% notes due 13 June 2017. The notes are fully and unconditionally guaranteed on a senior, unsecured and joint and several basis by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited.

In July 2007, the Group entered into a US$4,680 million revolving Syndicated Loan. Interest is payable on the loans at a rate which is based on LIBOR and the relevant margin, which is 27.5 basis points per annum. US$2,160 million of the loan was entered into by Xstrata Finance (Canada) Limited and is guaranteed by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited. US$2,520 million of the loan was entered into by Xstrata (Schweiz) AG and is guaranteed by the Company, Xstrata Finance (Canada) Limited and Xstrata Finance (Dubai) Limited.

In October 2007, the Group entered into a US$2,000 million 364 day Revolving Loan Facility. Interest is payable on the loans at a rate which is the aggregate of LIBOR and the relevant margin, which is 27.5 basis points per annum. The loan was entered into by Xstrata (Schweiz) AG and is guaranteed by the Company, Xstrata Finance (Canada) Limited and Xstrata Finance (Dubai) Limited.

In November 2007 Xstrata Finance (Canada) Limited completed a US$500 million 30 year bond issue bearing interest at 6.90% per annum. The bond is fully and unconditionally guaranteed on a senior, unsecured and joint and several basis by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited.

In December 2007, the Group entered into a guaranteed US$1,500 million 364 day Revolving Loan Facility. Interest is payable on the loans at a rate which is the aggregate of LIBOR and the relevant margin, which is 27.5 basis points per annum. The loan was entered into by Xstrata (Schweiz) AG and is guaranteed by the Company, Xstrata Finance (Canada) Limited and Xstrata Finance (Dubai) Limited.

Shareholder Information

Head Office
Bahnhofstrasse 2
PO Box 102
6301 Zug
Switzerland
Tel: +41 41 726 6070
Fax: +41 41 726 6089

Registered Office
Panton House
25/27 Haymarket
London SW1Y 4EN
United Kingdom

Registered Number
4345939

Registrars and Transfer Office
Computershare Investor Services plc
PO Box 82
The Pavilions
Bridgewater Road
Bristol BS99 7NH
Tel: +44 (0) 870 707 1417
Fax: +44 (0) 870 703 6101

Currency election and divided mandate forms are available from:
www.UK.computershare.com/investor/formscatalogue.asp
Telephone helpline: +44 (0) 870 707 1417

Shareholder calendar 2008

Financial year-end	31 December
Annual General Meeting	6 May 2008
Dividend record date	25 April 2008
Dividend payment date	16 May 2008
Interim Results Presentation	6 August 2008

Enquiries

Claire Divver
Tel: +44 20 7968 2871
cdivver@xstrata.com

Pamela Bell
Tel: +44 20 7968 2822
pbell@xstrata.com

Brigitte Mattenberger
Tel: +41 41 726 6071
bmattenberger@xstrata.com

www.xstrata.com

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xstrata

Xstrata plc Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com


xstrata
Sustainability Report 2007

RECEIVED

XNi
Nickel

Xstrata Nickel, headquartered in Toronto, Canada, is the fourth largest global nickel producer and one of the world's largest producers of cobalt. Its operations include mines and processing facilities in Australia, Canada and the Dominican Republic and a refinery in Norway. Xstrata Nickel's growth projects include Nickel Rim South in Canada, Kabanga in Tanzania, Koniambo in New Caledonia, Araguaia in Brazil and Sinclair in Australia.

XZn
Zinc

Xstrata Zinc is one of the world's largest miners and producers of zinc. It has operations in Spain, Germany, Australia, the UK and Canada and an interest in the Antamina copper-zinc mine in Peru. Xstrata Zinc's growth projects include the Perseverance zinc deposit in Canada, interests in the Lady Loretta deposit in Australia and the Pallas Green exploration project in Ireland.

XTech
Technology Services

Xstrata Technology Services provides proprietary technologies and specialist services in the areas of mining, mineral processing and metals extraction to major mining companies worldwide and to Xstrata's own operations to improve efficiency and environmental performance and reduce operating costs.



NORWAY
London
Bremerhaven
GERMANY
FRANCE
SPAIN
MALAYSIA
INDONESIA
PHILIPPINES
PAPUA NEW GUINEA
NEW CALEDONIA
UGANDA
Nairobi
Dodoma
TANZANIA
Townsville
Mount Isa
Brisbane
Witbank
Johannesburg
SWAZILAND
SOUTH AFRICA
Newman
WESTERN AUSTRALIA
Perth
Coffs Harbour
Muswellbrook
Mudgee
Newcastle
Sydney

XA
Alloys

Xstrata Alloys, headquartered in Rustenburg, South Africa, is the world's largest producer of ferrochrome and a leading producer of primary vanadium. Xstrata Alloys also owns carbon and anthracite operations which supply key raw materials to its ferrochrome smelters and has interests in platinum group metals mines and a concentrator.

XC
Coal

Xstrata Coal is the world's largest exporter of thermal coal and a significant producer of premium quality hard coking coal and semi-soft coal. Headquartered in Sydney, Australia, Xstrata Coal has interests in operating coal mines throughout Australia, South Africa and Colombia and an exploration project in Nova Scotia, Canada.

XCu
Copper

Xstrata Copper is the fourth largest global copper producer, with mining and processing facilities located in Australia, Chile, Peru, Argentina and Canada, as well as a recycling business. Its world-leading portfolio of development projects includes Las Bambas in Peru, Tampakan in the Philippines, El Morro in Chile, El Pachón in Argentina and Frieda River in Papua New Guinea.


CANADA
Québec
Sudbury
Montreal
Toronto
CANADA
UNITED STATES
DOMINICAN REPUBLIC
JAMAICA
COLOMBIA
PERU
Lima
Arica
Antofagasta
CHILE
Belén
ARGENTINA
BRAZIL
Brasília
Rio
SOUTH AFRICA
Johannesburg
SWAZILAND

● = Operations ○ = Projects ● City/Town

Alloys ● Coal ○ Copper ● Nickel ● Zinc ● Recycling



We will grow and manage a diversified portfolio of metals and mining businesses with the single aim of delivering industry-leading returns for our shareholders. We can achieve this only through genuine partnerships with employees, customers, shareholde local communities and other stakeholders, which are based on integrity, co-operation, transparenc and mutual value-creation.

Xstrata is a global diversified mining group, listed on the London and Swiss stock exchanges with its headquarters in Zug, Switzerland and a market capitalisation of approximately $70 billion. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum grou metals, gold, cobalt, lead and silver, recycli facilities and a suite of global technology products, many of which are industry leade Xstrata's operations and projects span 18 countries and employ approximately 56,000 people, including contractors.

Xstrata contributes to the social and economic development of the culturally diverse communities associated with its operations and projects.

Tanzania Community members at a local market near Xstrata Nickel's Kabanga project











Chief Executive's Report

Xstrata's strategy to grow and create value over the long term relies on our ability to identify opportunity, manage risk, access capital, employ the best people, maintain our licence to operate and – perhaps most critically of all for a growth-oriented company – continue to gain access to new resources. To do so, we must earn and maintain a reputation for integrity and responsibility from our stakeholders by operating to leading sustainability standards. As a member of ICMM, we are committed to superior business practices in sustainable development.



The mining and metals industry is currently enjoying an extended period of strong commodity prices, which offers us many opportunities to create value for our owners, the communities associated with our operations, host governments and employees. However, this environment also brings with it a number of challenges, from increased competition for skilled labour and key mining inputs to the industry's entry into more complex geographies to access new resources.

Securing a cost-effective and stable supply of energy is increasingly challenging in a number of regions, including in South Africa, where supply issues, high demand and a lack of generation capacity led to power outages in early 2008 and restrictions in electricity supply to the mining industry. Access to water is equally emerging as an important issue for our industry as we strive to increase production to meet sustained higher demand for metals and energy from the developing world.

There is much that we can do to improve the energy and water efficiency of our own operations and this is a key priority for Xstrata's operations over the medium term. Issues such as these also require effective partnerships between governments, communities and industry to ensure that scarce natural resources are used responsibly and that governments are able to plan for and respond to regional requirements without sacrificing the ability of future generations to sustain themselves.

Technology is playing an increasingly vital role in solving global environmental challenges. Xstrata Technology is well placed to benefit from these trends and has seen increasing demand for its wide range of products to improve efficiency, reduce costs and harmful emissions, and minimise energy consumption. Our businesses are also focusing on developing new proprietary technological solutions to achieve efficiencies. Xstrata Alloys' operations now represent some of the most energy efficient ferrochrome smelters in the world, thanks to our proprietary Premus technology and the introduction of the Bokamoso pelletising plant in 2007. Other solutions include the use of waste or fugitive gases to generate electricity, and we are expanding our methane-fired power stations at underground coal mines in Australia and investigating co-generation options in South Africa.

Climate change presents us with a longer-term challenge. Here too, technology offers a potential solution to the dilemma of how to satisfy growing global energy demand while abating greenhouse gases, in the form of clean coal technology to eliminate or very substantially reduce carbon emissions from the combustion of coal. As the world's largest exporter of thermal coal, Xstrata Coal has continued to play a leadership role in investing in these technologies in partnership with government and power generators. Two major projects supported by Xstrata for a number of years have reached implementation in 2008 and seek to demonstrate the commercial viability of oxy-firing and carbon capture and underground storage respectively.

For Xstrata, other sustainability challenges arise from our focus on acquisitive and organic growth. These include the social and environmental considerations inherent in developing our extensive pipeline of greenfield growth projects in a number of less stable, remote or complex geographies and the challenges we face to bring the sustainability systems and performance of acquired operations up to the industry-leading standards we require and which are reflected in Xstrata's policies and sustainable development standards.

In 2007 excellent progress was achieved in addressing some areas of historic underinvestment at the former Falconbridge operations, with a particular focus on major hazard management, operational integrity, addressing key environmental risks and the introduction of corporate social involvement plans at each operation.

Following the sustainable development audits completed as part of integration in 2006, six acquired operations and four major projects were independently audited through Xstrata's Assurance Programme in 2007. Detailed action plans from the audits will drive further improvements and the remainder of the former Falconbridge sites will be audited in 2008 in line with our commitment to independently audit all acquired operations within two years. Total recordable injury frequency rates improved by 33% at the former Falconbridge operations compared to the previous year, contributing to an overall improvement of 26% across the Group.

I am also pleased to report that in 2007 Xstrata's HIV/AIDS programmes continued to set new benchmarks in the workplace and for our community initiatives. Over 95% of Xstrata Coal South Africa employees voluntarily tested for HIV in 2007 and an innovative public-private partnership with the provincial health authorities is equipping government-run health clinics to offer HIV testing, counselling and anti-retroviral treatment to the broader community. Almost 70% of Xstrata Alloys employees took up voluntary testing in 2007, a very significant improvement over the prior year. While increasing numbers of HIV-positive employees are accessing free treatment through our programmes, our priority is to encourage 100% of HIV-positive employees to enrol and remain in treatment programmes.

Intensity measures have been developed for our primary environmental indicators, enabling us to normalise our environmental performance to production. Our businesses have set progressive annual and multi-year targets to drive further improvements in greenhouse gas and sulphur dioxide emissions, fresh water use, energy efficiency and a number of other areas. A scorecard showing performance against 2007 targets and our future targets are outlined on pages 4 to 9 of this report.

The substantial improvements achieved in our sustainability performance, policies and management systems in recent years have also been externally recognised. In September Xstrata was named as mining sector leader in the Dow Jones Sustainability Index and in early 2008 Xstrata was assessed as sector leader and a platinum level company in the Business in the Community Corporate Responsibility Index.

However, in some areas we did not achieve our targets. The most critical of these is the elimination of fatalities from our business. It deeply saddens me to report that nine people lost their lives at Xstrata's managed operations in 2007. Fatality prevention remains our key priority. We will continue to work to strengthen safety leadership, major hazard management, operational integrity and contractor monitoring in 2008, including the continued roll-out of innovative behaviour-based safety and virtual reality training programmes.

Xstrata's Sustainable Development Framework and the independent Assurance Programme introduced in 2004 have been the key drivers of the rapid improvements achieved at our operations in the last three years. Following a comprehensive external and internal review, a revised Sustainable Development Framework of business principles, policies and standards was approved by Xstrata's Board in December 2007. The revised set of documents includes stronger commitments to environmental management and social performance and encompasses a broader range of sustainability issues and performance expectations for Xstrata's projects, sites and commodity businesses.

I am confident that our governance framework represents leading practice in the extractives sector and that its implementation in 2008 will continue to drive further improvements in our ethical, social and environmental performance.



M L Davis

2007 Scorecard

Assurance and Strategy	2007 target	Performance
Xstrata Group	Acquired operations to be aligned with the 17 HSEC Management Standards by end 2007	✔ Completed at all acquired operations
	All acquired operations to implement findings of 2006 integration site audits by end 2007	✔ Completed at all acquired operations
	HSEC Assurance audits carried out at all acquired operations by end 2008	⊖ Ten acquired sites audited in 2007; remainder on track to be audited within 24 months of acquisition
Xstrata Alloys	All operations to achieve HSEC Assurance standard of 'good' (80%) by end 2008	⊖ All operations audited during 2007 achieved ≥ 80%
Xstrata Coal	All operations to achieve HSEC Assurance standard of 'optimum' (90%) by 2009	⊖ Two sites achieved 'optimum' range, eight achieved 'good' and two achieved 'satisfactory'
Xstrata Copper	All operations to achieve HSEC Assurance standard of 'good' (80%) by end 2008	⊖ Two existing sites: 'good'; one acquired operation: 'satisfactory'; five acquired sites below satisfactory level, will be reaudited in 2008
Xstrata Nickel	Develop HSEC Strategic Objectives	✔ Completed
	Achieve minimum 'satisfactory' level (65%) in HSEC Assurance audits at every site by end 2008	⊖ On track to be achieved
Xstrata Zinc	All operations to achieve HSEC Assurance standard of 'good' (80%) by end 2008	⊖ All zinc operations audited during 2007 (five sites) achieved 'good' (≥80%)

Safety	2007 target	Performance
Xstrata Group	No fatalities	⊗ Nine fatalities
	Overall 15% reduction in TRIFR (≤14.1 per million hours)	✔ TRIFR 12.3 per million hours worked, 26% reduction on 2006 (16.6[1])
	No fines or penalties	✔ No fines or penalties incurred
	All acquired operations to implement major hazard management plans within 12 months of acquisition	⊖ All acquired operations on track to achieve this by end 2008
Xstrata Alloys	No fatalities	⊗ Four fatalities
	10% reduction in TRIFR (≤7.2 per million hours)	✔ TRIFR 6.9 – 14% reduction on 2006
	10% reduction in LTIFR (≤2.0 per million hours)	✔ LTIFR 1.9 – 14% reduction on 2006
Xstrata Coal	No fatalities	⊗ Two fatalities
	20% reduction in TRIFR (≤13.7 per million hours)	✔ TRIFR 12.6 – 26% reduction on 2006
	20% reduction in LTIFR (≤3.4 per million hours)	⊗ LTIFR 3.6 – 15% reduction on 2006
	Implement leading indicator system for HSEC core risk control by July 2007	✔ 100% – All sites reporting quarterly to the HSEC Committee on critical controls
Xstrata Copper	No fatalities	⊗ Two fatalities
	15% reduction in TRIFR (≤13.7 per million hours)	✔ TRIFR 11.0 – 32% reduction on 2006
	All acquired operations to implement major hazard management plans within 12 months of acquisition	○ Management plans are scheduled for completion during 2008
Xstrata Nickel	No fatalities	✔ No fatalities
	20% reduction in TRIFR (≤19.4 per million hours)	✔ TRIFR 14.6 – 40% reduction on 2006
	20% reduction in LTIFR (≤3.3 per million hours)	✔ LTIFR 2.7 – 34% reduction on 2006
	20% reduction in DISR (≤342 per million hours)	○ DISR 344 – 19% reduction on 2006
	All acquired operations to implement major hazard management plans within 12 months of acquisition	○ Management plans are scheduled for completion during 2008
Xstrata Zinc	No fatalities	⊗ One fatality
	20% reduction in TRIFR by end 2007; 35% reduction by end 2009 (≤22.9 per million hours in 2007)	○ TRIFR 23.3 – 19% reduction on 2006
	14% reduction in DISR by end 2007; 29% reduction by end 2009 (≤871 per million hours in 2007)	✔ DISR 840 – 40% reduction on 2006
	All acquired operations to implement major hazard management plans within 12 months of acquisition	✔ All major hazard management plans have been incorporated into site risk management programmes

[1] Including Falconbridge operations from 01.01.06

✔ Target achieved ○ Target substantially achieved ⊗ Target not achieved ⊖ Target on track to be achieved

Health	2007 target	Performance
Xstrata Group	No new occupational illnesses	35 new occupational illness cases reported
	Implement VCT programmes for HIV and AIDS at all higher risk operations	All applicable operations have VCT programmes in place
Xstrata Alloys	No new occupational illnesses	Ten new cases reported
	All operations to comply with hearing conservation programmes	100% compliance in 2007
	Achieve and maintain 80% participation in VCT programme by end 2008	Alloys achieved 68% participation in VCT programme as at end 2007, on track to achieve 2008 target
	Wellness programme implemented at 100% of operations	Implemented at all operations
	100% personal dust exposure <2mg/m³ by 2010	17 out of 19 operations achieved this target in 2007
Xstrata Coal	No new occupational illnesses	Seven new cases reported
	100% participation in VCT programmes in South Africa by 2009	Currently tracking at 97% participation in VCT programmes
	100% of HIV-positive employees to be registered for treatment; target 65% for 2007	Achieved 54%, compared to 48% in 2006
	100% personal dust exposure <2mg/m³ by 2010	Achieved 87% compliance in 2007
Xstrata Copper	No new occupational illnesses	Ten new cases reported
	Mount Isa Mines to conduct Whole of Emissions study into community risks from heavy metals (with Xstrata Zinc)	Land study completed, initial findings from air and water studies to be released in 2008
Xstrata Nickel	No new occupational illnesses	Seven new cases reported
	Complete the Sudbury Soils Study peer reviews and release the study to the public in 2007	Peer reviews have been completed. Agreement among study partners to defer to 2008
Xstrata Zinc	No new occupational illnesses	One new case reported

Climate change	2007 target	Performance
Xstrata Group	Energy efficiency programmes in place by end 2008	All CBUs have committed to energy reduction targets in 2008
	Establish intensity measures for GHGs, energy use	Group intensity model developed for GHG, energy use and fresh water use 2003-2007
Xstrata Alloys	Achieve 5% energy reduction per tonne of material produced by end 2008	Energy reduction of 3% per tonne of material produced was achieved by chrome smelters (largest energy users)
Xstrata Coal	Contribute $75 million to clean coal technologies over the next five years	20 cents/tonne (saleable) allocated to the COAL21 voluntary fund. A$1 million to the oxy firing project in Australia and US$1 million to FutureGen in 2007
	Reduce GHGs per ROM tonne by 5% on 2004 data by 2010	On track; abatement projects and action plans in place
	All operations to establish energy efficiency plans in 2007	90% of sites have energy efficiency plans, remaining 10% will be completed Q2 2008
Xstrata Copper	Embed GHG emissions measurement/planning into site and divisional level business plans	Annual plans for all divisions include GHG emissions measurement and planning
Xstrata Nickel	60% of operations to implement 2007 energy efficiency targets; targets 100% in 2008	66% of operations have set energy efficiency targets. All sites to set energy efficiency targets in 2008
	Sudbury Smelter (Canada) to achieve 1% energy intensity improvement on five year rolling average	Achieved a 1.1% reduction in 2007; no change on five-year rolling average
	Nikkelverk (Norway) to achieve >1% overall energy reduction	Achieved – 1.6% reduction over 2006
Xstrata Zinc	German operations to achieve 1% reduction in electricity	No reduction was achieved
	UK operations to achieve 4% reduction in electricity and 2% reduction in gas consumption	Energy usage declined in line with lower production: Electricity down by 9% and gas down by 16%

2007 Scorecard

Biodiversity Conservation

Biodiversity Conservation	2007 target	Performance
Xstrata Group	All managed operations to implement biodiversity conservation plans by end 2007 and acquired operations by 2008	➡ Biodiversity conservation plans implemented by all CBUs and with operations acquired in 2007 by the end of 2008
Xstrata Alloys	All operations to conduct baseline studies	○ All operations conducted a gap analysis; 89% of operations have completed site specific baseline studies. These are at various stages of implementation
Xstrata Coal	All divisions to develop sustainable land management plans	✔ All divisions have developed a plan. Implementation is scheduled for 2008
Xstrata Copper	Implement biodiversity conservation plans at acquired sites by end of 2008 and review existing plans	➡ Plans at existing managed operations reviewed. Biodiversity conservation plan implemented at Tintaya in 2007; other acquired operations to implement plans by end 2008
Xstrata Nickel	Develop biodiversity conservation plans at all sites	➡ On track to be achieved by end 2008
Xstrata Zinc	Implement biodiversity conservation plans at acquired sites	➡ Existing operations were reviewed, plans at acquired operations to be implemented during 2008
	McArthur River Mine (Australia) to establish biodiversity offset with NT government	✔ Technical sign-off completed. Discussions with government continue to finalise the programme

Water Management

Water Management	2007 target	Performance
Xstrata Group	Implement water conservation plans for all operations in water scarce regions	○ The majority of CBUs have implemented water conservation plans for operations in water scarce regions
Xstrata Alloys	Achieve 5% reduction of total water use per tonne of material produced	✖ 7 out of 15 operations achieved a reduction of >5% per tonne of product. Overall fresh water consumption increased by 24% per tonne of product
	Operational water recycling/reuse targets implemented at each operation	✔ Operation water recycling targets have been set at each operation. Action plans have been implemented. All operational water is recycled at most operations
Xstrata Coal	10% reduction in fresh water consumption per ROM tonne by 2011	➡ All sites have implemented water management plans. Ahead of target in 2007
Xstrata Copper	Tintaya (Peru) to reduce fresh water consumption by 20% (Salado River)	✖ Target not achieved; fresh water consumption rose by 8%
	Ernest Henry (Australia) to reduce fresh water consumption per tonne of ore treated by 5% and to improve water re-use from 50% to 85%	✖ Targets not achieved: re-use rose to 64%
	Mt Isa Mines (Australia) to reduce stormwater discharges by 50%	✔ Target achieved – 5 compared to 12 in 2006
Xstrata Nickel	60% of operations to develop fresh water use reduction targets in 2007	○ 50% of operations have fresh water use reduction targets in place
	All concentrators to use >95% recycled water	✔ Target achieved
Xstrata Zinc	San Juan smelter (Spain) to reduce water consumption by >4% and water discharge by 9% by end 2008	➡ During 2007 total water consumption reduced by 3.5% however water discharged increased by 8%. Modifications are being implemented in 2008 to increase clean water recovery

Environment General

Environment General	2007 target	Performance
Xstrata Group	No category 3, 4 or 5 incidents	✖ Eleven category 3 incidents occurred
	Establish intensity measures for GHGs, energy use, water, air emissions, hazardous waste	✔ Achieved
	No fines or penalties	✖ One fine paid (US$600)
Xstrata Copper	Waste management plans implemented at all acquired operations	○ Achieved at 80% of acquired operations; remainder to be finalised H1 2008
	Mt Isa Mines copper smelter (Australia) to progress towards 95% capture of SO_2	➡ Average 2007 capture improved to 74%; smelter emission project under way to achieve 95% capture by 2012
	Horne Smelter (Canada) to commit C$20 million over three years to reduce arsenic air concentrations	✔ Commitment made; investment on track
	Altonorte (Chile) smelter to achieve 93% capture of SO_2	○ 91% in 2007; impacted by earthquake damage to acid plant
	Murdochville (Canada): remediate 125 residential lots in 2007 through five-year soil remediation programme	✔ 304 residential lots were rehabilitated; project due to complete in 2008, one year ahead of schedule

✔ Target achieved ○ Target substantially achieved ✖ Target not achieved ➡ Target on track to be achieved

Environment

General

	2007 target	Performance
Xstrata Nickel	Achieve waste reduction targets at 80% of operations	Completed at 50% of operations
	Sudbury Smelter (Canada) to achieve: <25kt/year SO_2, <250 t/year particulate by 2015	Process improvements under way to realise targets by 2015; emissions 6% lower in 2007 despite 11% increase in production
	Implement bioavailability study recommendations at Nikkelverk port (Norway)	Target achieved
Xstrata Zinc	Complete groundwater and soil study in Arnao and Hinojedo plants (Spain)	All studies have been completed
	Nordenham (Germany): reduce dust emissions during loading by 20% and fugitive emissions by 10%	Dust emissions during loading were reduced by 15% whilst fugitive emissions reduced by 5%
	Northfleet (UK) to reduce boundary lead in air levels further (<0.5μg/m³)	The average site boundary lead in air level for 2007 was 0.3μg/m³

Social

	2007 target	Performance
Xstrata Group	Minimum 1% Group profit before tax (PBT) set aside for Corporate Social Involvement (CSI)	$102 million set aside, 1.2% of Group PBT
	All acquired operations to implement stakeholder engagement and CSI plans by end 2007	Plans developed for all sites. Xstrata Zinc to complete implementation by end of 2008
Xstrata Alloys	All mine closure plans to be reviewed annually	All plans were reviewed in 2007
	All operations to complete community survey by 2009	82% of community surveys completed in 2007
	Achieve 40% management representation of HDSAs	Achieved 40.4% representation of HDSAs in 2007
	Reduce labour turnover to <8%	Achieved – 2007 turnover 5.2%
	50% of discretionary procurement expenditure in South Africa from BEE suppliers	Achieved – BEE procurement expenditure 50.3%
Xstrata Coal	100% of operations to complete community surveys by 2009	On track – 61% complete at the end of 2007, remainder scheduled for 2008
	100% compliance with Xstrata Coal mine closure standard by July 2007	44% sites comply, remainder by end 2008
	50% of discretionary procurement expenditure in South Africa from BEE suppliers	46% achieved
	40% management representation of HDSAs by end 2009	Achieved 39% HDSA representation at end 2007
	Develop human rights guidance for all sites by end 2007	Guidance document complete, initial training conducted in November 2007
Xstrata Copper	All acquired operations to implement formal community consultation processes in 2007	Social baseline studies and community consultation conducted for all new operations and projects
	Develop consolidated social responsibility strategy and budget for 2008	A consolidated Xstrata Copper CSI budget was developed as part of the annual budgeting process
	Review and revise Tampakan social responsibility strategy (Philippines)	Completed
	Develop closure planning and management guide for Xstrata Copper	Guide developed and distributed for review
	Create social foundation for Alumbrera (Argentina), to fund further community health and education initiatives	On track to be achieved during 2008 pending government authorisation
Xstrata Nickel	Implement community relations/community engagement plans by end of 2008	Implemented at 100% of sites
	Complete archaeological and cultural heritage assessments at all advanced projects	Completed at all advanced projects
	Carry out employee satisfaction surveys at all operations by end 2007	Employee satisfaction surveys carried out at all operations
Xstrata Zinc	Further develop formal stakeholder engagement plans for European operations	System documents expanded, plans updated
	McArthur River Mine (Australia) to implement $32 million community benefits package	Trust has been established and is fully operational
	All acquired operations to implement stakeholder engagement and CSI plans by end 2007	Plans have been developed and implementation will be complete by end 2008

2008 Targets

Assurance and Strategy

Xstrata Group	Acquired operations to achieve satisfactory level (65%) in 17 SD Standards audit within 24 months of acquisition All businesses to implement a formal review process for major HSEC hazard controls by end of 2008 Site closure plans to be reviewed annually
Xstrata Alloys	All existing operations audited in 2008 to achieve a minimum SD assurance audit score of 'good' (80%) All mine closure plans to be reviewed annually
Xstrata Coal	All existing operations audited in 2008 to achieve a minimum SD assurance audit score of 'good' (80%); 'optimum' (90%) by 2010
Xstrata Copper	All existing operations audited in 2008 to achieve a minimum SD assurance audit score of 'good' (80%) Implement the Xstrata Copper Sustainable Development Strategy and Management Framework
Xstrata Nickel	Implement Xstrata Nickel sustainable development strategy and framework Achieve a minimum SD assurance audit score of 'satisfactory' (65%) at every site in 2008; 'good' (80%) in 2009
Xstrata Zinc	All operations audited in 2008 to achieve a minimum SD assurance audit score of 'good' (80%); Canadian operations to achieve 'satisfactory' (65%) or above All sites to implement an annual internal audit against ISO14001 and OHSAS 18001 in 2008

Safety

Xstrata Group	No fatalities. 19% reduction in TRIFR (target 10 TRI per million hours worked) No safety fines or penalties
Xstrata Alloys	No fatalities. 10% reduction in TRIFR (≤6.2), LTIFR (≤1.7) and DISR (≤119)
Xstrata Coal	No fatalities. 15% reduction in TRIFR (≤10.7) Conduct sample audits across all divisions against the critical controls for Xstrata Coal's core catastrophic hazards
Xstrata Copper	No fatalities. 23% reduction in TRIFR (≤8.5), 29% reduction in LTIFR (≤1.5), 50% reduction in DISR (≤103)
Xstrata Nickel	No fatalities. 20% reduction in LTIFR (≤2.2), TRIFR (≤11.7) and DISR (≤275) Implement action plans for top three HPRIs: vehicle incidents, lifting and rigging, operational integrity
Xstrata Zinc	No fatalities. 15% reduction in TRIFR (≤19.8), LTIFR (≤5.6) and DISR (≤515) All operations to complete implementation of major hazard plans in 2008

Health

Xstrata Group	No new occupational illnesses resulting from current work conditions Implement VCT and treatment programmes at all operations in high-risk HIV and AIDS areas Implement a drug and alcohol policy at all managed operations by end 2008
Xstrata Alloys	100% compliance with hearing conservation programmes 100% participation in VCT; 80% in 2008; Wellness programme maintained at 100% of operations 100% personal dust exposure <2mg/m³ by 2010 No employees exposed to >0.05mg/m³ vanadium at Rhovan (South Africa) by end 2008
Xstrata Coal	Implement improvements identified in 2007 to occupational hygiene monitoring programme in 2008 100% participation in VCT in South Africa; >90% in 2008 100% of HIV-positive employees registered in treatment; >65% in 2008 100% personal dust exposure <2mg/m³ by 2010
Xstrata Copper	All operations and projects to document an occupational hygiene hazard register and develop exposure reduction and monitoring programme for each health hazard
Xstrata Nickel	Consolidate health risk register for all sites by end of 2008 Develop HIV/AIDS and malaria awareness and action plans for all high-risk areas
Xstrata Zinc	Zero blood lead relocations (i.e. all employees <40µg/dl lead) Blood lead annual average 95 percentile to be ≤35µg/dl Zero employee blood cadmium levels >10µg/l

Climate Change

Xstrata Group	5% reduction in carbon intensity (GHGs per tonne of product) by 2010 over 2005 performance 3% reduction in energy intensity per tonne of product by 2012 over 2007 performance
Xstrata Alloys	5% reduction in carbon intensity (per tonne of product) over 2005 performance by 2010 5% improvement in energy intensity (per tonne of product) over 2007 performance by 2012 Develop GHG emission inventory for all operations in 2008
Xstrata Coal	Contribute A$30 million for GHG abatement projects, development of low emission technologies and research projects in 2008 5% reduction in carbon intensity (per ROM tonne) over 2005 performance by 2010 5% reduction in energy intensity (per tonne of product) over 2007 performance by 2012
Xstrata Copper	5% reduction in carbon intensity (per tonne of product) over 2005 performance by 2010 5% reduction in energy intensity (per tonne of product) over 2007 performance by 2012 Include GHG contingency in project financial models
Xstrata Nickel	5% reduction in carbon intensity (per tonne of product) over 2005 performance by 2010 1% reduction in energy intensity (per tonne of product) over 2007 performance by 2012 Develop long-term energy management and climate change strategy
Xstrata Zinc	5% reduction in carbon intensity (per tonne of product) over 2005 performance by 2010 1% reduction in energy intensity (per tonne of product) over 2007 performance by 2012 Develop long-term climate change strategy

Biodiversity Conservation

Xstrata Group	All acquired operations to implement a biodiversity conservation plan within 24 months of acquisition No loss of IUCN red list/endangered species on the leases of managed operations Each CBU to investigate biodiversity offsets for all operations in biodiversity rich areas
Xstrata Alloys	All operations to implement sustainable biodiversity management plans/programmes All operations to achieve ≥80% in SD Standard 10 (Environment, Biodiversity and Landscapes)
Xstrata Coal	All divisions to fully implement divisional biodiversity and land management plans by 2009 Third party review on the quality and progress of rehabilitation by 2010 at all sites
Xstrata Copper	Ensure compliance with biodiversity conservation plans at all operations
Xstrata Nickel	Implement biodiversity conservation plans and integrate with closure plans at all sites
Xstrata Zinc	All sites to conduct baseline studies and develop biodiversity conversation plans in acquired operations

Water Management

Xstrata Group	Each CBU to develop water conservation plans Achieve a minimum 5% reduction in fresh water intensity (per tonne of product) in water-scarce regions from 2007 by 2010
Xstrata Alloys	Achieve a 5% reduction of fresh water intensity (per tonne of material produced) on 2007 performance by 2010 Operational water recycling/reuse targets implemented at each operation
Xstrata Coal	Achieve a 10% reduction in fresh water intensity (per ROM tonne) on 2006 performance by 2011
Xstrata Copper	Achieve a 5% reduction in fresh water intensity (per tonne of product) at operations in water-scarce regions on 2007 performance by 2010
Xstrata Nickel	Achieve a 5% reduction in fresh water intensity (per tonne of product) on 2007 performance by 2010
Xstrata Zinc	Achieve a 5% reduction in fresh water intensity (per tonne of product) on 2007 performance by 2010

Environment General

Xstrata Group	No category 3, 4 or 5 environmental incidents No environmental fines and penalties All operations to develop and maintain waste management plans including hazardous waste management and tailings disposal by end 2008 Xstrata Alloys, Xstrata Copper, Xstrata Nickel and Xstrata Zinc to set SO_2 and heavy metals emissions reduction targets
Xstrata Alloys	Waste management plans to be implemented at all operations Declassify slag as a hazardous waste in South Africa to enable re-use by end 2008 Implement weed and invader species removal plan for all operations by end 2008
Xstrata Copper	Zero category 3 incidents not covered by Recurring Category 3 Incident Management Plans Improve SO_2 capture at Altonorte: ≥95% in 2009, ≥98% in 2010; Horne Smelter: ≥95% in 2008, Kidd Metallurgical: ≥97% in 2008 and Mount Isa: ≥95% by 2012
Xstrata Nickel	Advance engineering studies for emissions reduction at Sudbury (Canada) and Falcondo (Dominican Republic) smelters Sudbury Smelter to achieve <25kt/year SO_2, <250 t/year particulate by 2015 (40% reduction on 2006 levels)
Xstrata Zinc	All sites to develop waste and SO_2 emissions minimisation studies Develop Xstrata Zinc guidance for mine closure

Social

Xstrata Group	Set aside a minimum of 1% annual Group profit before tax for corporate social involvement (CSI) All operations in high-risk regions to commission human rights training for all third party security personnel All acquired operations to develop and implement a stakeholder engagement and CSI plan within 12 months of acquisition Each CBU to develop KPIs for CSI programmes (site/region specific targets such as % improvement in literacy, nutrition levels etc)
Xstrata Alloys	All operations to complete a socio economic baseline study by end 2009 Maintain employee turnover at <8% per annum Increase by 10% the number of small and medium enterprises (SMEs) supported compared to 2007 55% of discretionary procurement expenditure in South Africa from BEE suppliers (50% achieved in 2007)
Xstrata Coal	All operations to complete community surveys by 2009 All employees engaged with the community to complete community engagement training and assessment by end of 2008 Human rights awareness training to be conducted at each division 50% of discretionary procurement expenditure in South Africa from BEE suppliers (46% achieved in 2007)
Xstrata Copper	Continue implementation of formal community consultation processes and development of Xstrata community partnership programmes at acquired operations (Canada, North Chile) Refine and develop KPIs for social responsibility programmes at projects and operations in Peru, Argentina and Australia Implement the revised Tampakan social responsibility strategy (Philippines)
Xstrata Nickel	All operations to implement CSI plans and stakeholder and community-based engagement plans Carry out stakeholder surveys in principal jurisdictions Implement an employee engagement monitoring programme
Xstrata Zinc	Develop an Xstrata Zinc 'Ethics Code' based on Xstrata's Business Principles All sites to implement periodical meetings (minimum two per year) with key stakeholders

Scope of Report

This report covers the economic, environmental and social performance of Xstrata's managed operations for the 12 month period from 1 January to 31 December 2007. Xstrata publishes a group-level Sustainability Report annually in tandem with the Annual Report. Various commodity business, regional, divisional and/or site-specific Sustainability Reports are also published annually and are available from www.xstrata.com. The previous Group Sustainability Report was published in April 2007 and covered the calendar year to 31 December 2006. This is Xstrata's fourth full annual Group Sustainability Report and the sixth report published on the Group's health, safety, environmental and community performance.

Target audience

Xstrata's Sustainability Reports provide a broad range of stakeholders with information about Xstrata's sustainable development policies, practices and performance. The primary stakeholder audience is the investment community, including existing and prospective shareholders and socially responsible investment analysts and investors. Other target audience groups include governments, intergovernmental bodies, employees and their families, communities associated with our operations, development organisations and non-governmental organisations, business partners including suppliers, customers and joint venture partners, media, employee unions and industry participants.

Presentation of data

Managed operations are defined as sites where Xstrata has the responsibility to set sustainable development policy and standards and directly manage and enforce their application. Sustainability data is reported from all managed sites within Xstrata.

Xstrata also owns an interest in a number of non-managed operations (assets over which Xstrata exerts 'significant influence' under GRI definitions). Monitored or non-managed sites are defined as sites where Xstrata has the responsibility to influence sustainable development policy and standards but does not directly manage and enforce their application. A representative of Xstrata senior management sits on the technical, operating or executive committees and Boards of non-managed operations and is responsible for ensuring that joint ventures and operations in which Xstrata has an interest are operating in line with Xstrata's sustainable development governance framework. Limited incident data (e.g. critical HSEC incidents) are reported from non-managed operations and are presented separately from consolidated Group data. Non-managed or monitored operations are also referred to from time to time in the narrative. A full list of managed and non-managed operations is provided on pages 93 to 97 of the 2007 Annual Report and is available from www.xstrata.com

All managed operations are required to comply with Xstrata's Sustainable Development Reporting Guidelines, which ensure compliance with GRI (Global Reporting Initiative) G3 2006 Sustainability Reporting Guidelines and associated technical and other protocols. During 2007, a new version of Xstrata's Sustainability Database was launched incorporating a number of changes to align fully with the GRI G3 guidelines. All managed operations are required to enter data into Xstrata's Sustainability Database and information entered into the Database is validated at commodity business and Group level.

A comprehensive performance data sheet is provided at www.xstrata.com/sustainability and a summary of key sustainability data is available on page 98 of this report.

Greenhouse gas emissions and energy data have been restated from the previous year following further research into Xstrata's carbon footprint including revised regional greenhouse and energy conversion factors, additional sources such as waste to landfill, additional fluorocarbons and fuel sources. The conversion factors and sources have again

EBIT
by geography


Europe 5%
Africa 5%
North America 27%
Australasia 21%
South America 42%

EBIT
by commodity


Alloys 4%
Zinc 17%
Coal 8%
Nickel 24%
Copper 47%

been subject to third-party verification by Energetics. Training spend per employee and the percentage of women in the workforce for 2006 have also been restated due to revised total employee numbers from the acquired nickel operations.

Hazardous waste to landfill for 2006 has been restated from 649,214 tonnes to 86,564 tonnes following the reclassification of jarosite waste at San Juan de Nieva smelter to non-hazardous waste in the form of jarofix.

Xstrata previously reported one fatality at a managed operation in 2006. Sadly this number rose to two fatalities when, in August 2007, a Montcalm contractor injured in a single vehicle truck incident in December 2006 died from complications arising from the injuries he sustained in the incident.

Acquisitions and disposals

Xstrata plc has grown rapidly since its inception in 2002, largely through acquisition. Year-on-year comparisons of absolute data are therefore often distorted by the impact of major acquisitions compared to the previous year. Intensity measures have been introduced to normalise carbon emissions, energy use and water consumption per tonne of product and provide a more accurate basis for year-on-year comparisons, excluding the impact of acquisitions or disposals. Absolute data is reported in addition to intensity measures for these performance indicators.

All data is presented on the basis of continuing operations, excluding the businesses disposed of during the year. Acquired operations are included from the date of acquisition unless otherwise stated. A number of indicators for 2006 are shown excluding the former Falconbridge operations. Xstrata assumed management control of Falconbridge in September 2006 and all reporting systems were aligned by 1 January 2007. Sites acquired in 2007 have been aligned with Xstrata's reporting guidelines.

Acquisitions

In 2007, Xstrata acquired a number of operations and businesses as follows:

- January 2007: Xstrata Copper exercised an option to obtain a 73.7% interest in the Frieda River project, Papua New Guinea;
- March 2007: Xstrata Copper assumed management control of Sagittarius Mines Inc, the operator of the Tampakan copper-gold project in the Philippines;
- August 2007: Xstrata Coal acquired the remaining 50% interest in the Narama thermal coal mine in Australia from Iluka Resources Limited for $52 million;
- September 2007: Xstrata Coal acquired the remaining 14% of Cumnock Coal Limited which it did not previously own for $22 million;
- October 2007: Xstrata Coal acquired the Anvil Hill thermal coal project from Centennial Coal Company for $468 million;
- October 2007: Xstrata Coal acquired the Tahmoor underground coking coal operation in New South Wales, Australia through the acquisition of Austral Coal Ltd for $542 million; and
- November 2007: Xstrata Alloys acquired Eland Platinum Holdings Limited for $1.1 billion, including the Elandsfontein platinum operation.


ENVENIDOS!!...
ESCUELA N° 32

School no. 32 is one of a number of schools supported by Minera Alumbrera



Xstrata Nickel's Falcondo Foundation supports community enterprises including providing greenhouses for local pepper and other produce farms

Scope of Report

For the second year the GRI application level for Xstrata's Sustainability Report is A+

Disposals

- March 2007: Xstrata Copper sold three end-of-life electronics recycling facilities in Roseville, California, La Vergne, Tennessee and Brampton, Ontario to Sims Recycling Solutions;
- May 2007: Xstrata completed the disposal of Noranda Aluminum, comprising the aluminium assets acquired through the Falconbridge transaction for a cash consideration of $1,020 million to Apollo Management LP; and
- Non-core exploration properties acquired through the Falconbridge transaction were divested during the year, retaining 'back-in' rights for the most prospective and realising proceeds of $90 million.

Defining report content

Our approach to sustainability reporting is aligned with the principles of materiality, completeness and responsiveness as defined by the AccountAbility 1000 Assurance Standard (AA1000 AS). Topics or issues that are material to the Group as a whole or have the potential to become material to the long-term success of our business (as outlined on pages 14 and 15) have been prioritised in the report. We have aimed to provide a complete and balanced view of our sustainability performance for our target audience (outlined on page 10), including challenges as well as successes. Our responsiveness to stakeholders is outlined in the Governance, Ethics and Engagement section on pages 29 to 32. In determining which issues or topics are material to Xstrata for inclusion in this report, we have considered:

- Xstrata's Business Principles, Sustainable Development Framework, policies and procedures;
- Xstrata management's assessment of the principal risks and critical factors in successfully fulfilling the Group's strategy and the strategic objectives of each of its businesses;
- Feedback on Xstrata's sustainability performance and reporting from employees, contractors, customers, suppliers, business partners and investors;
- A review of industry or company-specific issues raised either directly or indirectly by external stakeholders including NGOs, communities, investors;
- A review of the key topics and industry challenges reported by peer companies and/or raised in industry associations and forums;
- A review of the indicators and topics raised in the GRI G3 guidelines, Mining and Metals sector supplement, ICMM principles, UN Global Compact, Millennium Development Goals, Dow Jones Sustainability Index questionnaire and other best practice guidelines and initiatives.

GRI compliance

Xstrata is again reporting in accordance with GRI G3 guidelines. For the second consecutive year, the application level for Xstrata's Sustainability Report is A+ including application of the Mining and Metals supplement. A GRI navigator is provided on pages 100 to 102 of this report and on our website at www.xstrata.com/sustainability.

Independent assurance

Xstrata's Group Sustainability Reports are subject to annual third-party, independent assurance. Deloitte & Touche LLP has independently assured the 2007 Sustainability Report against the AA1000AS. A brief description of the assurance process and the signed assurance statement are provided on page 103 of this report.

Feedback

We welcome feedback on any aspect of Xstrata's performance or reporting. Feedback gained from a broad range of stakeholders in 2007 has been incorporated into this report. A feedback form is available from www.xstrata.com or send an email to sustainability@xstrata.com. Contact details for relevant Xstrata personnel are provided on the inside back cover of this report.

Strategy and Sustainable Development



South Africa | Heritage Day celebrations near Xstrata Alloys' Rustenburg operations

Strategy and Sustainable Development

Our Mission sets out the overall strategic direction for Xstrata, to grow and manage metals and mining businesses in order to deliver industry-leading returns to our shareholders. It emphasises the importance of partnership with our stakeholders and of the core tenets of integrity, co-operation, transparency and mutual value creation which form the basis for the culture we foster throughout the Group.

For Xstrata, sustainable development is about planning and carrying out our activities in a manner that contributes to the long-term success of our business. Robust governance and the integration of sustainable development into our strategy, business planning, risk management and day-to-day operations allows us to minimise risks and costs but, even more importantly, enables us to identify and seize opportunities to create value.

Our operations produce metals and energy products that are essential for social and economic prosperity. However, mining reserves and resources are, by their nature, unsustainable and must be replaced, through acquisition or the development of new resources. The challenges inherent in mining businesses include impacts on the environment from open cast or underground mining, air emissions and energy use from metallurgical operations, impacts on communities in surrounding areas including social disruption from an influx of people, health and safety risks in the workplace and surrounding communities and the ethical issues and conflict that can accompany economic development.

But mining operations also have a unique opportunity to contribute to sustainable development and act as a catalyst for positive change. Often based in some of the most remote and impoverished regions of the world, responsible mining practices, together with sound governance of mineral endowments by host country governments, can create lasting social and economic benefits, foster regional investment from government and other industries and contribute towards infrastructure development in these regions, all of which outlast the long-term but finite lives of our operations.

Since Xstrata's inception in 2002, we have worked to integrate sustainable development considerations into our strategy, business plans, operational management and day-to-day activities. The Group's rapid growth through acquisition, together with our highly devolved management model, led us to implement a Sustainable Development Framework of policies, standards and guidance in 2004 that has assisted existing and acquired operations to understand and embed our principles and expectations and provides a tool to drive rapid improvement, education and innovation across our business. In 2007, our Sustainable Development Framework was reviewed and revised in a number of key areas using internal and external feedback (see page 23). The revised framework reflects society's evolving expectations of business and has been structured to continue to emphasise ownership and responsibility at every level of the organisation, while encompassing our broader range of risks and opportunities as one of the world's largest diversified mining groups with an extensive portfolio of organic growth options, and operations and projects in 18 countries.

The business case

The risks and costs inherent in poor environmental management, failing to provide sustainable benefits to host communities and countries and detrimental health or safety standards and performance are clear and threaten our ability to continue to operate. However, our approach to sustainable development recognises that, to achieve our Mission and deliver industry-leading returns to our shareholders over the long term, we must go beyond legal compliance and the minimisation of risk and cost. We believe that operating to leading standards of health, safety and environmental management, contributing to the development of sustainable communities and engaging with our stakeholders in two-way, open dialogue, regardless of our location, offers us a source of real competitive advantage.

Our aim is to lead our industry in our contribution to sustainable development. We want to be recognised as the best company in our sector in delivering value to our shareholders, contributing to the sustainable development of communities associated with our operations, operating safely, contributing to the well-being of our workforce and local communities and preserving the long-term health and viability of the environment in which we operate. If we achieve this aim, we will:

- Gain preferential access to new resources, whether through acquisitions, exploration or project development;
- Attract and retain the best people in our industry;
- Attract a broader range of investors, lowering our cost of capital and diversifying our sources of funding;
- Identify and act upon business opportunities;
- Be a partner of choice for suppliers, customers, business partners, governmental and non-governmental organisations;
- Optimise our management of risk;
- Enhance and maintain our operational excellence;
- Achieve sustainable reductions in operating costs;
- Enhance our corporate reputation;
- Improve our awareness of forthcoming legislative requirements and societal expectations, enhancing long-term strategy and business planning; and
- Maintain our licence to operate from communities, governments and society.

Key challenges

Through internal review and from feedback from our stakeholders we have identified and prioritised the following key challenges that may impact on our ability to successfully execute our strategy now or in the future and that reflect the environments that we work in and the nature of our operations. For each prioritised challenge, targets are set to reduce its impact on our business. Our performance against these targets in 2007 is shown in the Scorecard on pages 4 to 7. Future targets are set to drive further improvements and address areas of underperformance in 2008 and over longer timeframes and are set out on pages 8 and 9.

Fatality prevention

Eliminating fatalities and demonstrating significant reductions in injuries sustained at our operations is imperative to maintaining our licence to operate and recruiting and retaining our employees. We believe all injuries and occupational illnesses are preventable and aim to operate a fatality- and injury-free workplace.

We do this by providing visible safety leadership, identifying and managing major hazards, reporting and learning from incidents and near-misses, investing in behaviour-based safety programmes and innovative training methods, monitoring contractors, engaging with suppliers to improve safety and maintaining operational integrity.

Tragically, while total recordable injury frequency rates improved by 26% compared to the previous year, we did not attain our primary target of no fatalities and five employees and four contractors were fatally injured at Xstrata's managed operations in 2007.

In 2008, our main areas of focus are on enhancing major hazard management plans, tightening contractor management and monitoring, behaviour-based safety and investing in operational integrity.

Read about our fatality prevention programmes and safety initiatives on pages 34 to 39 or at www.xstrata.com/sustainability/safety.

Strategy and Sustainable Development

Climate change

As a significant producer and significant consumer of energy, Xstrata seeks to contribute to the global challenge of satisfying the world's growing energy needs while reducing carbon emissions. The development of 'clean coal' technology also represents an opportunity for our business to expand coal's share of the energy mix in a carbon-constrained world.

We do this by proactively improving the energy efficiency of our operations, reducing direct emissions and investing in research and demonstration of clean coal technologies, including carbon capture and storage, to achieve deep cuts in the emissions generated from the combustion of coal as an energy source.

In 2007, the carbon intensity of our operations improved by over 20%, due in part to enhanced methane abatement at underground coal mines but also due to the inclusion of the acquired Falconbridge operations which changed the Group's intensity profile. We are on track to invest $75 million in clean coal technology by 2010 and two major demonstration plants are under way in 2008.

In 2008 we will review our intensity targets, continue to contribute towards the demonstration of clean coal technologies, improve energy efficiency (see below) and implement the findings of an independent study into the potential physical impacts of climate change on our operations. Our current target is to reduce carbon intensity by 5% over 2005 levels by 2010.

Read more about our approach and response to climate change on pages 71 to 78 or at www.xstrata.com/sustainability/environment/climate.

Biodiversity and landscape function

We aim to preserve the long-term health, function and viability of the natural environments affected by our operations.

We do this by identifying, analysing, evaluating and eliminating all significant potential and actual impacts of our activities and operations on the environment, biodiversity and landscape functions.

During 2007, biodiversity conservation plans were implemented at all of our operations and we are on track to implement plans at all acquired operations within 24 months of acquisition. The plans establish the existing conditions of biodiversity and landscape function, identify the potential impacts of our proposed activities and identify opportunities for prevention, mitigation, improvement or compensation (e.g. offset areas). Biodiversity conservation offset areas have been established at a number of Australian sites and will be implemented at McArthur River Mine in 2008.

Dean Roberts, Shift Supervisor, conducts a safety briefing at Xstrata Alloys' Thorncliffe mine in South Africa

Environment and Community Superintendent, Sam Tarlinton talking to a colleague at Xstrata Coal's Rolleston operation in Queensland, Australia





In 2008 we have set a target of preventing the loss of IUCN red list or endangered species from the sites of any of our managed operations and all other sites in biodiversity-rich areas will investigate implementing biodiversity offsets.

Read more about biodiversity conservation on pages 85 to 88 or at www.xstrata.com/sustainability/environment/biodiversity.

Energy

Access to a secure supply of electrical energy at a reasonable cost is a critical consideration for the continued operation and future growth plans of Xstrata's operations. Energy supply is subject to constraints in some regions and the cost of energy is, in general, rising.

To address this challenge, Xstrata is improving energy efficiency through a range of initiatives, identifying alternative energy supplies and developing energy efficiency technologies, such as Xstrata Alloys' proprietary Premus technology which reduces the energy consumption of ferrochrome smelting by over 20% compared to conventional processes.

In 2007 the energy intensity of our operations increased by 2% over 2006, primarily due to the inclusion of the energy-intensive Falcondo and Nikkelverk operations and the restart of a number of ferrochrome furnaces, offset by energy efficiencies at our coal and copper operations. Our target is to reduce energy intensity by 3% over 2007 levels by 2012.

Read more about our approach to energy efficiency on pages 80 and 81 or at www.xstrata.com/sustainability/environment/energy.

HIV and AIDS

HIV and AIDS continue to present the most significant workplace and community health challenge for the Group's workforce and communities, particularly in South Africa.

To address this, Xstrata has introduced comprehensive workplace programmes, supported by a number of innovative community partnerships. In 2007, Xstrata Coal South Africa set new benchmarks in continuous testing, counselling and treatment programmes with over 95% of its employees voluntarily testing for HIV and AIDS and 54% of HIV-positive employees enrolled in treatment programmes. Xstrata Alloys has implemented a similar workplace programme with strong participation rates of around 68%. A first of its kind public-private partnership between Xstrata and the Mpumulanga provincial health authorities was signed in March 2007 and is assisting regional government to substantially extend access to voluntary HIV and AIDS testing, counselling and treatment.

In 2008 our focus will be on encouraging HIV-positive employees to enter free treatment and care programmes and to continue the progress made at Xstrata Alloys operations in its workplace wellness programme. We will also examine the possibility of extending our successful public-private partnership to other provinces in South Africa.

Read more about our approach to HIV and AIDS in the workplace and in the community on pages 43 to 47 and at www.xstrata.com/sustainability/hiv-aids.

Strategy and Sustainable Development

Skills shortage

The mining industry is currently facing a global shortage of skilled employees across a range of disciplines. The ability to attract, retain or train people with the appropriate skills is critical to Xstrata's continued success and ability to grow and operate effectively. In addition, Xstrata's lean management structure places reliance on a number of key people both at the executive and operational level, requiring appropriate retention measures and succession planning.

To address this challenge, we offer industry-leading career development opportunities, well structured employment contracts, competitive remuneration and fair and non-discriminatory workplaces. We believe our devolved management structure and supportive environment for rational risk-taking are important retention measures.

In 2007 we extended our extensive education, training, apprenticeship and bursary schemes, launched a new online careers website and increased the proportion of local people and women in management positions. Employee turnover rose to 7.4% from 5.2% in 2006, driven by higher turnover in regions with strong competition for skills. In 2008 we are targeting further improvements in recruitment and retention through expanding employee engagement surveys and improving the diversity of our workforce.

Read more about our approach to employee training, recruitment and retention on pages 47 to 50 and at www.xstrata.com/sustainability/employees.

Sustainable communities

We aim to contribute to the social and economic development of sustainable communities associated with our operations to avoid dependency and maintain broad-based, ongoing community support throughout the life cycle of our operations. Community support for our operations enhances the security of our assets and is essential for our licence to operate.

Every managed operation develops an annual social involvement plan in close co-operation with communities and other relevant stakeholders, including government, NGOs and unions. We set aside a minimum of 1% of Group profit before tax to invest in community initiatives that deliver long-term benefits, with the ultimate aim of leaving behind stronger, sustainable communities once operations cease. We maintain and annually review closure plans at all operations including social considerations and planning.

In 2007, Xstrata's businesses contributed $102 million for corporate social involvement, equating to 1.2% of Group profit before tax, ahead of our target. Xstrata's financial support for community initiatives is augmented through in-kind donations and employee volunteering. In 2008 our businesses are targeting a number of initiatives to refine and enhance corporate social involvement plans in consultation with communities, including focusing on improving the key performance indicators we use to measure progress towards mutually agreed objectives.

Read more about our approach to sustainable communities on pages 60 to 66 and at www.xstrata.com/sustainability/community

Water

We operate in a number of water scarce areas including Australia, some areas of South Africa and the Andean region in South America. Access to water is essential for the continuation and expansionary plans of our operations. Fresh water supply may be restricted and limits imposed, particularly in arid regions with a significant number of domestic and industrial users.

Every operation is required to implement a water management plan to minimise fresh water use and maximise recycling. Initiatives to share water between water scarce operations and those in neighbouring regions with excess water have helped to reduce fresh water consumption at a number of sites in Australia. Water is recycled and used within our operations, for example as process water and for dust suppression.

In 2007, fresh water intensity per tonne of product increased by 8% due to higher water use at the acquired nickel operations. Use of recycled water increased almost fourfold, primarily due to reuse of process water at Falcondo's power plant. Water management studies have identified a number of further initiatives that will be assessed and implemented in 2008.

Read more about our approach to water conservation on pages 82 to 85 or at www.xstrata.com/sustainability/environment/water.

Air emissions

Xstrata's principal air emission is sulphur dioxide (SO_2) from our metallurgical smelting operations. Sulphur dioxide emissions contribute to acid rain and poor air quality in neighbouring communities. We aim to reduce harmful emissions to air, water and land and to operate to leading standards of environmental management.

The Smelter Emissions Project was launched at Mount Isa in 2007 and has identified a number of smaller and major investments required to reduce emissions and improve capture at both the copper and lead smelters. Other initiatives are under way at the Sudbury Smelter, Altonorte and the Horne Smelter to reduce SO_2 emissions progressively.

All smelters with significant sulphur dioxide emissions have committed to progressive targets to increase capture of SO_2 and reduce emissions over the medium term. The successful realisation of these targets will ensure our smelting facilities attain industry-leading levels of SO_2 capture and abatement.

Read more about our approach to air emissions on pages 90 and 91 or at www.xstrata.com/sustainability/environment/air.

Opportunities

Opportunities identified to create value for shareholders and make a positive contribution to sustainable development include:

- Continued improvement of energy and resource efficiency at our operations to optimise the use of resources in providing society's basic materials;
- The demonstration and successful implementation of clean coal technologies, including carbon capture and storage, to significantly reduce carbon emissions from the use of coal and increase coal's share of global energy demand;
- Generating additional revenues, prolonging the life cycle of metals and contributing to resource conservation and waste minimisation by maximising recycling opportunities through Xstrata's dedicated recycling facilities and at our operations;
- The development of technologies to increase the efficiency of metals and mining operations, either to generate revenues from third parties from Xstrata Technology Services or to provide a competitive advantage to our own commodity businesses by improving the efficiency of our operations in relation to our peers;
- Identifying market opportunities for our products or by-products arising from advances or trends in sustainable development, for example the potential market for vanadium to be used in redox batteries for wind turbines, the increased use of copper to improve electric efficiency, the use of platinum in catalytic converters etc.
- Positively influencing the sustainability performance of the mining industry as a whole through our active participation in forums such as ICMM, MCA, MAC and industry associations;
- Demonstrating the potential socio-economic benefits of mining through corporate social investment and public-private partnerships, enhancing access to resources; and
- Contributing to the acquisition of skills and improving education to benefit our future and current workforce through workplace and community training and development programmes.

Governance, Ethics and Engagement



Peru | Xstrata Copper's Tintaya Foundation supports llama breeder Luisa Condo and other farmers

Governance, Ethics and Engagement

Xstrata is committed to robust and accountable corporate governance, as set out in the Group's Statement of Business Principles. Stringent governance mechanisms and high levels of ethical performance are important elements in establishing and maintaining Xstrata's reputation as a responsible and trusted developer of resources, business partner, employer, and corporate citizen. We identify and engage with all stakeholders in our business in an equitable, transparent and culturally appropriate manner in respect of their concerns and expectations with regard to Xstrata's operations, activities and products.

Governance

Xstrata's Board comprises seven non-executive directors and three executive directors. Five of the non-executive directors are considered by the Board to be independent, defined as independent from management and free from any relationship which could materially interfere with the exercise of their independent judgement. Claude Lamoureux has been proposed by the Board for election at the 2008 Annual General Meeting in May as an additional independent non-executive director. Further information, including Xstrata's adherence to the principles of the UK Combined Code on Corporate Governance, is provided in the corporate governance report on pages 110-120 of the 2007 Annual Report.

Board HSEC committee

The Board sets and reviews Sustainable Development Policy globally. Xstrata's Board HSEC Committee was established in February 2005 to assist the Board in its HSEC roles and obligations and to provide additional guidance on HSEC and sustainable development issues. The Board HSEC Committee reviews and evaluates reports on the effectiveness of Xstrata's Sustainable Development Framework and benchmarks Xstrata against other mining and extractives sector companies. The terms of reference for the Board HSEC Committee and all other Board committees are available from the Xstrata website. The performance, constitution and terms of reference of the HSEC Committee are reviewed annually as part of the Board's evaluation, carried out by a third party.

Xstrata's Board HSEC Committee is chaired by Ian Strachan, independent non-executive Director. David Rough, senior independent Director and deputy Chairman, and Mick Davis, Xstrata plc Chief Executive are also members of the committee. Claude Lamoureux joined the committee in February 2008 as an independent external consultant to the Board until the annual general meeting. Dr Fred Roux, an independent non-executive Director, was a committee member until his resignation on 7 August 2007 which followed Xstrata Alloys' acquisition of Eland Platinum and reflected the potential conflict of interest posed by Dr Roux's position as Chairman, Impala Platinum.

The HSEC committee of the Board meets quarterly. At each formal meeting, the Chief Executive of one of Xstrata's commodity businesses presents the SD strategy of the business, an overview of key social, environmental and ethical risk management, future targets and overall performance. A summary of the Board HSEC Committee's activities in 2007 is provided on page 120 of Xstrata's 2007 Annual Report.

Key performance indicators, critical and high potential risk incidents and sustainable development assurance programme results are reported to all Board members on a quarterly basis. Board members are provided with independent briefings on social, ethical and environmental issues as required and are able to consult external experts at Xstrata's expense.

Governance and Ethics

HSEC Governance


Xstrata plc Board
Board HSEC Committee
Group Executive Committee
GM Sustainable Development
Alloys HSEC Committee
Coal HSEC Committee
Copper HSEC Committee
Nickel HSEC Committee
Zinc HSEC Committee
Alloys HSEC Managers
Coal HSEC Managers
Copper HSEC Managers
Nickel HSEC Managers
Zinc HSEC Managers
Divisional HSEC Managers
Divisional HSEC Managers
Divisional HSEC Managers
Divisional HSEC Managers
Divisional HSEC Managers
Site HSEC Managers & Teams
Site HSEC Managers & Teams
Site HSEC Managers & Teams
Site HSEC Managers & Teams
Site HSEC Managers & Teams

Sustainable Development Management

Business Principles: We Work Responsibly

The Group General Manager Sustainable Development has overall responsibility for the strategic management and global implementation, review and assurance of Xstrata's Sustainable Development Framework and reports directly to the Group Chief Executive.

Xstrata operates a highly devolved management model. Each commodity business is responsible for all elements of its own operational and financial performance within the Group's governance framework. HSEC and Sustainable Development resources are focused at the site level. Each commodity business executive committee includes a specific HSEC Committee which provides the commodity business Board with additional focus and guidance on sustainable development strategy and HSEC issues.

The remuneration of all Directors and the details of short-term and long-term incentive plans are fully disclosed in the Remuneration Report on pages 121 to 135 of the 2007 Annual Report. Remuneration is linked to performance with a high proportion of senior management's remuneration at risk. HSEC performance determines a proportion of all commodity business senior management and operational management bonus awards. Individual performance criteria include non-financial criteria such as safety performance, and are evaluated in determining individual allocations from the bonus pool. The proportion of remuneration determined by various HSEC criteria varies between commodity businesses and regions. For mine supervisors and operational employees, up to 80% of total bonus awards is subject to safety and other HSEC criteria.

Sustainable Development (SD) Document Hierarchy


Mission
Business Principles
SD Policy
SD Standards
SD Procedures and Guidelines
Commodity Business SD Frameworks
Operational SD Systems

Sustainable Development Framework

During 2007, we undertook a wide-ranging and in-depth external and internal review of Xstrata's sustainable development governance framework. The review was initiated in response to the significantly changed risk profile of Xstrata's operations, the continued evolution of the scope and profile of sustainability issues and extensive feedback from internal and external stakeholders since the framework was implemented in 2004. The principal objectives of the review were to improve alignment between Xstrata's policies and standards and to ensure Xstrata maintains its position at the forefront of leading practice in sustainable development, while retaining a similar overall structure to minimise any additional burden on our operations and projects. Xstrata's Sustainable Development Framework has been mapped to international standards including the ICMM and UN Global Compact principles, Voluntary Principles on Security and Human Rights, ISO14001 and OHSAS18001.

The revised Sustainable Development Framework was approved by Xstrata's Executive Committee and Board at the end of 2007. The roll-out of the revised Framework is being supported by regional workshops in 2008 led by the Group General Manager Sustainable Development and involving senior commodity business management, divisional operating officers and the General Manager of each operation, together with operational managers and health, safety, environment, community and communications specialists.

During 2007, we undertook an in-depth external and internal review of Xstrata's SD governance framework

The revised Sustainable Development Framework comprises Xstrata's Statement of Business Principles, Sustainable Development Policy, Sustainable Development Standards and Assurance Programme. The Group Mission Statement was reviewed but not revised, reflecting our view and that of our stakeholders that it continues to reflect Xstrata's overall strategy accurately.

Business Principles

Xstrata's Statement of Business Principles sets out the ethical framework for our activities globally and applies to every Xstrata managed operation. The Statement of Business Principles was introduced across Xstrata at the time of the initial public offering in 2002. The original document has been revised to reflect more accurately the ethical risks inherent in the Group's augmented size and scope of operations and to make our commitment to a highly devolved management structure more explicit within our Statement of Business Principles.

An online training system was developed in late 2007 and early 2008 to test employees' and contractors' understanding of the revised Business Principles in relevant example scenarios and to ensure employees are aware of how and when to use Xstrata's confidential ethics line whistleblowing facility in each country. The training programme is being rolled out across the Group during 2008.

SD Policy

A new Sustainable Development (SD) Policy has been introduced, which aggregates the previous HSEC and Corporate Social Involvement (CSI) Policies and includes our commitments to employees. The revised Policy introduces more specific and challenging environmental, health and safety commitments to reflect Xstrata's global leadership position. It also further integrates our commitment to communities and the broader societies within which we operate and sets these within a context of sustainable communities. A copy is provided in the pocket on the inside back cover of this report.

SD Standards and Assurance Programme

Xstrata's 17 HSEC Standards and associated independent assurance programme were introduced in 2004. Every managed operation was independently audited against the Standards and Xstrata's HSEC Policy by the end of 2005 to provide a baseline.







Christine Blais records meteorological data at Xstrata Nickel's Raglan operation, Canada

Blast Technician Kelly McLoughlin capping explosive holes using waste from the concentrator at Xstrata Zinc's Black Star Open Cut operation in Australia

Jamie Beauchamp, Safety and Training Supervisor and Mike Young, Mill Shift Supervisor inspect the ball mill at Xstrata Nickel's Strathcona mill, Sudbury Canada

Xstrata's independent Sustainable Development Assurance Programme is the key mechanism through which the Xstrata Board and management gain assurance that the Group's policies and standards are being met or exceeded by each operation, project and commodity business. It has been refined and enhanced each year since its introduction and differs from most assurance programmes in its extensive scope, involvement of executive and senior management combined with interviews with knowledgeable process owners among the site's workforce, focus on performance in addition to systems and in the expectation that participation in audits should form an important part of training and education. The Assurance Programme has played an integral role in enabling Xstrata to rapidly assess acquired operations and align acquisitions with Xstrata's framework and performance expectations.

To minimise site-level disruption, the format and structure of the 17 Standards have remained largely intact. Revisions to the Sustainable Development (SD) Standards and Assurance Programme include:

- Extending the predominantly site focus of the previous framework and SD Assurance Programme to more comprehensively cover expectations at the divisional, commodity business and Group levels;
- Clarifying expectations for development projects as distinct from existing operations;
- Consolidating content on a particular topic or issue under one management standard;
- Enhancing the SD Assurance Programme to introduce annual site self-assessments for qualifying operations or projects, combined with risk and verification SD audits of sites and projects from 2008;
- Introducing six project phase-specific audits, reflecting Xstrata's significantly enhanced portfolio of major growth projects and the risks inherent in their development; and
- Designing a specific post-acquisition integration audit protocol.

The SD Standards continue to focus on the Group's expectations and, in line with the Group's devolved structure and emphasis on encouraging innovation and an entrepreneurial spirit, do not prescribe how these requirements should be met in detail. Comprehensive guidance notes have been prepared for each management standard to provide practical advice or further reference material as necessary. A Good Practices Guide is developed each year to list the leading practices identified through the Sustainable Development Assurance Audits each year.

Under the revised SD Assurance Programme, operations and projects which achieve set SD performance criteria, including previous audit performance, will be selected to move to annual self-assessments in 2008. Operations and projects not meeting this standard will continue to have the audit protocol independently applied. All operations and projects will undergo an independent risk and verification audit at least every three years based on risk. The revised SD audit protocols will be used for all Assurance Audits at managed operations and projects in 2008.

A copy of the revised SD Standards is provided in the pocket on the inside back cover of this report.

SD Assurance Audits

In 2007, 33 operations were independently audited under Xstrata's HSEC Assurance programme, including four audits at Xstrata Nickel's Kabanga, Koniambo, Araguaia and Nickel Rim South projects, which were used to test the newly developed specific project stage audits. Two-thirds of the operations audited in 2007 achieved the 'good' standard, with an overall score in excess of 80% across Xstrata's 17 Standards. Two Xstrata Coal Australia operations attained the 'optimum' level, (>90%), while five former Falconbridge

SD assurance programme results
Audit score ranges



2007 score range
Past Group average*
Latest Group average**
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Optimum
Good
Satisfactory
Weak
Unsatisfactory
1. Leadership, Accountability & Ethics
2. Planning, Resources, Objectives & Targets
3. Competency & Behaviour
4. Communication & Engagement
5. Risk & Change Management
6. Catastrophic Hazards
7. Legal Compliance & Document Control
8. Operational Integrity
9. Health & Occupational Hygiene
10. Biodiversity & Land Management
11. Contractors, Suppliers & Partners
12. Community
13. Project Management
14. Product Stewardship
15. Incident Management
16. Assessment & Reporting
17. Emergencies, Crises & Business Continuity

*Average scores based on previous audit at each operation
**Average scores based on most recent audit at each operation

copper operations were found to be below Xstrata's minimum 'satisfactory' level. These operations will be re-audited in 2008 in line with Xstrata's commitment for all acquired operations to reach a minimum 'satisfactory' level within 24 months of acquisition.

Average scores across the Group are shown for each standard, based on the most recent audit undertaken at each operation and project, compared to the previous audit. These results include the first audits undertaken at acquired operations.

Risk and crisis management

SD Management Standard 17: Emergencies, Crises and Business Continuity

Xstrata's Group risk management policy states our aim to manage risk and create an environment where we can "confidently grow shareholder value through developing and protecting our people, our assets, our environment and our reputation." Xstrata applies the precautionary principle in its approach to environmental management, actively managing identified risks without necessarily requiring a scientific consensus about the potential for the risk to occur before action is taken.

Social, environmental and ethical risks are integrated into risk registers compiled at a site or project, divisional, commodity business and Group level and are annually reviewed, together with the effectiveness of the controls in place to manage identified risks. Principal risks and uncertainties facing the Group, together with our approach to managing each of these, are reported in the 2007 Annual Report on pages 23 to 27.

Governance and Ethics

Xstrata's SD Standard 17: Emergencies, Crises and Business Continuity sets out the requirement for all sites and commodity businesses to implement emergency response, business continuity and crisis management plans in consultation with external emergency agencies, including training for employees and other stakeholders, annual reviews and the incorporation of lessons learnt from actual emergencies and simulations into plans. The Group crisis management plan is supported by crisis management plans at each commodity business which include clear protocols for when and how to escalate a crisis at the commodity business level to a Group crisis.

The average audit score for operations independently audited through Xstrata's HSEC Assurance Programme in 2007 was 84% ('good'). All operations attained scores in the satisfactory, good or optimum ranges (>65%) except for three former Falconbridge operations which did not attain the minimum satisfactory score in this standard. All three sites will be re-audited in 2008.

Ethics

Business Principles: We Work Ethically

Xstrata's Statement of Business Principles covers topics such as our commitment to uphold human rights, support free enterprise and operate with the maximum transparency commercially possible, as well as our prohibition of political donations and any form of fraud, bribery or corruption. Non-managed operations in which Xstrata has a stake are required to have policies and practices that align with our Business Principles. Suppliers, contractors and business partners are provided with a copy of Xstrata's Business Principles before commencing work with the Group. The document is published in the 15 languages spoken by Xstrata employees and contractors and forms an integral part of induction processes. The Business Principles are supported by the specific commitments, expectations and guidelines set out in our policies, Sustainable Development Standards and procedures. A copy of the revised Statement of Business Principles is provided in the pocket on the inside back cover of this report.

Bribery and corruption

Bribery and corruption risks are assessed at all managed operations, including an assessment of the identified level of country or regional risks, the policies and practices of other companies operating in the region and the probity and transparency of government, suppliers, contractors and other business partners. Each managed operation is required to maintain appropriate controls to manage these risks. Xstrata's internal audit function tests the adequacy of management controls and reviews the risk identification process on a quarterly basis as part of the Group's risk management processes. Procurement of goods and services and interaction with regulators and government are two higher risk areas for potential bribery and corruption practices. Eight bribery and corruption incidents were reported through the Xstrata Ethics Line in 2007 (see page 27).

Free enterprise

Xstrata's Business Principles set out our commitment to support free enterprise and compete fairly for business, with scrupulous regard for those regulations which promote competition and protect consumers. All relevant employees are required to complete Xstrata's bespoke competition and fair trade web-based training programme annually and achieve a score in excess of 70%. The programme covers all major anti-trust and competition issues and uses simulated situations and questions to test employees' understanding of competition law and appropriate behaviour when dealing with customers, competitors, trade associations, suppliers and distributors. No breaches of Xstrata's policies or competition law occurred in 2007 and no fines were incurred.

Peter Sporer, Maintenance Supervisor checks furnace electrode casing at the Sudbury Smelter, Canada



Ethics Line

The Xstrata Ethics Line is a confidential 'whistleblowing' facility operated independently of the Group by KPMG. The line exists for employees, contractors, suppliers, customers or business partners to report any breaches of Xstrata's Business Principles, policies or prevailing legislation in confidence. A free phone number is provided for every country in which the Group has managed operations and calls are reported on an anonymous basis to the Global Head Internal Audit and Risk, who reports directly to the Audit Committee. Ethics line details are published on the back page of our Statement of Business Principles and are communicated throughout the Group.

In 2007, 17 incidents were reported through the Ethics Line. All reported incidents were investigated. Investigations into bribery and corruption charges against two Xstrata Alloys employees in South Africa confirmed these allegations and led to the termination of the employees' contracts. Criminal proceedings have also been initiated. Investigations into two further alleged incidents of bribery and corruption remain ongoing.

The 17 incidents reported and investigated related to:

- Bribery and corruption (8);
- Unfair and discriminatory labour practices (7);
- Fraudulent practices (1);
- Unauthorised divulging of confidential information (1).

Human rights

Xstrata supports the UN Universal Declaration of Human Rights and the International Labour Organisation Conventions. We respect the legislation in each country in which we operate. Xstrata is a signatory to the UN Global Compact and we have aligned our strategy and operational performance with ten universally accepted principles in the areas of human rights, labour, the environment and anti-corruption. The UN Global Compact indicated that Xstrata's 2007 communication on progress against its commitments was of outstanding quality. A navigator mapping Xstrata's sustainability reporting against the UN Global Compact commitments is provided on pages 100 to 102.

In 2007, 9,930 employees and contractors participated in human rights training

The primary human rights in our business relate to the rights of our employees and contractors to work for equal pay, associate freely, to a safe and healthy workplace, to non-discrimination and to legal rights. Other risks relate to the rights of communities associated with our operations and projects to be treated with dignity in a manner that respects cultural heritage, traditions and norms.

Our Sustainable Development Standards require community relations strategies to be developed that uphold and promote human rights and respect cultural considerations and heritage, in particular with regard to the use of security providers and personnel in high-risk areas. In areas where Xstrata employs security personnel (either directly or as contractors) to protect our people and assets, we ensure that appropriate human rights training has taken place and monitor compliance in line with Xstrata's Business Principles and management standards for suppliers, contractor and partners.

The revised Sustainable Development Framework requires that, where appropriate, our operations and projects conduct human rights baseline studies and risk assessments that include security providers and security activities. In 2007, 9,930 employees and contractors participated in human rights training across the Group, together with 66 community members at Xstrata's South American operations. The non-managed Cerrejón coal operation in Colombia has provided human rights training programmes since 2003. During 2007, 3,373 employees, contractors, armed forces (including the police and army) and community members participated in Cerrejón's training, considered to be one of the leading human rights programmes in central and South America. A further 4,385 key stakeholders are expected to participate in 2008.



Instructor Gerrie von der Westhuizen teaches student Humphrey Mathabathe at Xstrata Alloys' Lion training centre

Ben Harris, Open Cut Examiner, at Xstrata Coal's Bulga operation in New South Wales, Australia

Xstrata Coal has developed a comprehensive human rights guidance document for all operations. Human rights training commenced in November 2007 in South Africa and is being conducted at all Xstrata Coal divisions in line with the guidance document. Training is targeted to be completed by the end of 2008.

Xstrata Copper assumed management control at the Tampakan copper-gold project in the Philippines at the end of March 2007. On assuming control, all employees, contractors and service providers received training and familiarisation workshops on Xstrata's Business Principles, including our approach to human rights. In July 2007, the project revised its induction programme for new employees to include a human rights component. All employees and contractors now receive one-on-one briefings and induction packs including fact sheets and other relevant materials on human rights.

Following an extensive tender process in 2007, the Tampakan project engaged a new security guard service provider, Catena Security Incorporated. In 2008, all security personnel employed to protect our people and assets will receive appropriate training in human rights and systematic monitoring will be introduced of all suppliers, contractors and partners against Xstrata's human rights standards and expectations.

Early on 1 January 2008, Tampakan's Base Camp was ransacked and a number of buildings set on fire by a group of approximately 60 armed men. The Communist Party of the Philippines (CPP) later issued a statement claiming responsibility for the attack as part of their ongoing campaign targeted at foreign owned mining companies operating in the Philippines. Since Xstrata assumed management of Sagittarius Mines Inc, no direct or indirect payments have been made to or requested by the New People Army, the military arm of the CPP, in line with Xstrata's policy on bribery and corruption.

Following the attack on Tampakan and at the request of the host communities, a long-term solution to security in the area has been established, involving the training and establishment of a Civilian Armed Forces Geographical Unit (CAFGU). The CAFGU typically comprises of local community personnel recruited, trained and supervised by full time Philippine military personnel to become a community-based military security presence that acts as a sustainable deterrent. In addition, a community watch system will also be organised. This fulfils a community liaison role, provides intelligence gathering and is trained and supervised by either the police or the Provincial Governor.

There were no breaches of human rights reported at any Xstrata operation or project during the year and no incidences of violations involving rights of indigenous people.

Child and forced labour

Xstrata's Statement of Business Principles uphold the elimination of all forms of forced or compulsory labour and prohibit any form of child labour. None of Xstrata's managed operations have been assessed as having significant risks for incidents of forced, tied or compulsory labour. Risk assessments indicate that Brazil, the Dominican Republic and Tanzania may represent higher risk regions for child labour. In these regions the minimum age for employment is 18, regardless of local legislation. All operations report the age of the youngest employee and the minimum working age permitted in the relevant jurisdiction.

Stakeholder engagement

Business Principles: We Work Together And With Others
SD Management Standard 4: Communication and Engagement

Xstrata systematically identifies its external stakeholders at a Group, commodity business, divisional and operational level. Proactive communication and engagement occurs with external stakeholders who are concerned with or affected by Xstrata's sustainable development performance. Stakeholder engagement and communication is conducted in an equitable and culturally sensitive manner with the maximum transparency that is commercially possible.

Sustainable development strategies reflect consultation with relevant internal and external stakeholders. Annual sustainable development plans are developed and implemented at Group, commodity business, divisional, site and project levels in consultation with employees and other relevant internal and external stakeholders.

Xstrata's stakeholders include the investment community, employees, contractors, unions, national, regional and local governments, intergovernmental bodies, regulators, communities associated with our operations, business and JV partners, non-governmental and development organisations, suppliers, customers and media.

We use a very broad range of methods to engage our stakeholders and aim to encourage dialogue and feedback. These include:

- Face-to-face formal or informal meetings;
- Presentations;
- Conference calls;
- Xstrata Group and site-specific websites;
- Group and commodity business intranet and extranet sites;
- Open days and operational site visits;
- Reputation audits and perception studies;
- Whistleblowing facilities and formal grievance mechanisms;
- Financial and sustainability reports;
- Newsletters, circulars and email updates;
- Community, employee or multi-stakeholder forums and workshops;
- Dedicated email and telephone facilities;
- Regular, customer, business partner and supplier meetings;
- Cultural, social and environmental impact assessments; and
- Formal consultation and audit processes.

Governance and Ethics

Key topics and stakeholder expectations

Stakeholder group	Key topics	Expectations of Xstrata
Investment community	■ Financial and operating performance ■ Delivery on strategy ■ Participation in industry consolidation ■ Development of major organic growth projects ■ Corporate governance including executive remuneration ■ Trends and outlook for key commodity markets ■ Management of environmental and social risks and opportunities	■ Deliver industry-leading returns ■ Act as responsible stewards of shareholders' assets ■ Robust corporate governance ■ Appropriate risk management ■ Identify opportunities to create further shareholder value
Employees and unions	■ Terms of employment including remuneration ■ Workplace health and safety ■ Training and development opportunities ■ Consultation on forthcoming changes to operations ■ Community issues including health, education, housing and job creation	■ Safe and healthy workplace ■ Fair, non-discriminatory work environment ■ Opportunities for training, development and career progression ■ Freedom of association ■ Proactive consultation
Governments and regulators	■ Adherence to and development of mining-related legislation, including royalties, tax regimes, licensing, emissions and environmental permitting ■ Access to natural resources including mineral resources, energy supply, water ■ Social development initiatives ■ Infrastructure and investment opportunities ■ Job creation and enterprise development ■ Broader social issues including human rights, security conditions	■ Respect for prevailing legislation ■ Economic contribution via taxes and royalties, job creation and procurement ■ Responsible development of natural resources ■ Active contribution to community development ■ Transparent and accountable corporate governance
NGOs and development organisations	■ Partnerships to deliver social involvement projects in communities associated with our operations ■ Discussion of Xstrata's social, ethical and environmental performance in various regions ■ Participation in third-party perception studies, social audits and risk assessments ■ Consultation to identify social and environmental risks and opportunities ■ Support for broader social and environmental initiatives in operating regions	■ Responsible development of natural resources ■ Industry-leading environmental, ethical and social policies and performance ■ Active contribution towards sustainable community development ■ Equitable consultation with affected communities and stakeholders ■ Transparent communication and reporting
JV and business partners	■ Strategic, financial and operational management of JV assets ■ Alignment of sustainable development policies, practices and procedures	■ Accountable and transparent corporate governance ■ Clear communication of strategic imperatives
Communities	■ Consultation on proposed new projects or changes to existing operations ■ Social and environmental impact of operations ■ Consultation to assess community needs and priorities; social involvement planning ■ Sacred sites and cultural heritage issues ■ Job opportunities, health, education, community infrastructure	■ Responsible development of natural resources ■ Respect for cultural heritage and traditional rights ■ Sustainable community benefits post closure ■ Job creation/training for local community members ■ Proactive contribution to sustainable community development
Suppliers/customers	■ Contract terms and delivery ■ Product quality and stewardship ■ Technology transfer ■ Opportunities within broader Xstrata Group ■ Alignment and innovation in sustainable development policies, practices and procedures	■ Support for free enterprise and fair competition ■ Prompt and timely payment of suppliers ■ Robust corporate governance ■ Industry-leading Sustainable Development Policies and performance ■ High quality products and product stewardship

Public policy participation and political contributions

Xstrata plays an active role in a number of significant international and national industry organisations and multi-stakeholder groups, through membership, funding, provision of expertise and participation in committees and working groups. In accordance with Xstrata's Business Principles, no donations were made to any political party or individuals in 2007.

Business Principles: We Work Openly

Associations and Charters

Organisation/Initiative	Type	Region	Date of joining
UN Global Compact	Multi-stakeholder: UN, global business, civil society, labour	Global	2006
Extractive Industries Transparency Initiative	Multi-stakeholder international partnership	Global*	2004
Dow Jones Sustainability Indexes	Index of sustainability leaders in each sector	Global	2006
ICMM	CEO-led industry organisation	Global	2006
Global Business Coalition on HIV/AIDS	Global cross-sector business alliance	Global	2005
HIV/AIDS Powerbelt Initiative	South African coal industry, national government, community representatives	South Africa	2000
FutureGen Alliance	Multi-stakeholder: US federal government, power industry, coal producers, research organisations	United States	2006
Carbon Disclosure Project	Independent not-for-profit organisation for collaboration of institutional investors	Global	2006
Australian Prime Minister's Emissions Trading Taskforce	Commonwealth governments and business	Australia	2007
International Energy Agency's Coal Industry Advisory Board	Multi-stakeholder, international coal producers	Global	2002
Australian Greenhouse Challenge Plus	Australian industry and federal government	All Australian operations	2006
COAL21 programme	Australian coal industry, power generators, Australian state and federal government	Australia	2002
Coaltech	Coal industry research forum including university and government representatives	South Africa	2002
Co-operative Research Center for Greenhouse Gas Technologies (CO_2CRC)	Multi-stakeholder including Australian government, industry, research institutions	Australia/global	2004
Co-operative Research Center for Coal in Sustainable Development (CCSD)	Multi-stakeholder including Australian government, industry, research institutions	Australia/global	2002
Raglan Climate Change Steering Committee	Raglan Mine, Canadian Universities, Engineering firms, specialists in permafrost and climatology	Canada	2006
Water Research Commission	South African industry, government, NGO, academic institutions	South Africa	2002
Green Lead Initiative	Multi-stakeholder, proactive product stewardship programme	Global	2003
Nickel Institute and Nickel Producers Environmental Research Association	Nickel producers' association with focus on product stewardship and sustainable development	Global	2006[1]
Metals in the Human Environment – Research Network (MITHE-RN)	Multi-stakeholder comprising network of Canadian Universities, government and industry	Canada	2006[1]
Dominican Community Bridge Fund Steering Committee	Multi-stakeholder body to generate social investment for Dominican Republic and Dominican communities in US	US and Dominican Republic	2006[1]
Minerals Council of Australia	Australian mining and metals industry	Australia	2002
Mining Association of Canada	Canadian mining and metals industry	Canada	2006[1]
South African Chamber of Mines	South African mining industry	South Africa	2002
International Copper Association	Copper producers' and manufacturers' association	Global	2006[1]

*Peru is the only implementing country in which Xstrata currently operates

Governance and Ethics

Associations and Charters

Organisation/Initiative	Type	Region	Date of joining
International Lead and Zinc Study Group (ILZSG)	Government and industry association to exchange	Global	2007
ICDA – International Chrome Development Association	Chrome industry association	Global	1985
Vanitech	International body for vanadium producers	Global	1998
Fundación Capital	Social and economic research centre	Argentina	2004
Argentine Business Council for Sustainable Development (CEADS)	Local branch of World Business Council for Sustainable Development	Argentina	2004
Argentine Mining Chamber (CAEM)	Argentine mining industry	Argentina	1998
Institute for the Development of Argentine Businesses (IDEA)	Promotes the development of good business practices and involvement in financial, political and social matters	Argentina	1998
National Mining Society (Sonami)	Chilean mining industry	Chile	2006
Mining Council	Chile's largest mining companies	Chile	2006
Antofagasta Industry Association (AIA)	Promotes the sustainable, financial and social development of Chile's Antofagasta Region	Chile	2006
Acción RSE	Non-profit organisation that promotes social responsibility in business	Chile	2007
Centro de Estudios de Nueva Minería	Mining research centre	Chile	2007
National Association of Mining, Oil and Energy (SNMPE)	Peruvian mining, oil and energy industry association	Peru	2005
Institute of Mining Engineers	Mining industry association	Peru	2005
Pro Cobre	Local branch of International Copper Association	Peru	2006
Peru 2021	Non-profit organisation that promotes social responsibility in business	Peru	2004

Xstrata Alloys' Lion plant at Steelpoort, South Africa





Workplace and our people

Philippines | Farmers harvesting pineapples at a community initiative introduced by Xstrata Copper's Tampakan project and Dole Philippines

Workplace and our people

Safety

Policy and approach

Safety is the most important consideration for any of our activities. Xstrata's Sustainable Development Policy sets out our aims to operate a safe workplace that is injury- and fatality-free and believe that all work-related illnesses and injuries are preventable. Our approach also goes further than 'zero harm' and aims to proactively enhance the well-being of employees, contractors and communities. We believe that safety performance is also an important indicator of management quality and a critical element in maintaining Xstrata's corporate reputation and access to resources.

Xstrata's employees and contractors work in hazardous environments, including underground and open pit mines or in metallurgical operations. Hazards include working with large-scale mobile equipment, heavy machinery, hazardous materials or chemicals, explosives and molten metals. At some of our projects and operations, our people work in conditions of extreme heat or cold, at high altitude, underground, at height or in confined spaces or in regions prone to natural phenomena including earthquakes, tropical storms or infectious diseases such as malaria.

All Xstrata operations maintain comprehensive safety management systems which are fully aligned to OHSAS18001 or AS/NZS 4801. The integration of the former Falconbridge operations was completed in 2007. This included the introduction of Xstrata's strategy and business planning process, risk management process, 'near-miss' reporting, and 17 HSEC standards. The effectiveness of these programmes was enhanced through significant increases in site HSEC resources and increased sustaining capital investment with a particular focus on operational integrity.

Health and safety topics are generally included in formal agreements with trade unions. At the local level, these agreements cover topics such as the use of personal protective equipment (PPE), joint management-employee health and safety steering committees and participation of employee representatives in health and safety inspections, audits and incident investigations. At the commodity business level, agreements include topics such as adherence to International Labour Organisation principles, grievance procedures and commitments regarding targets, performance standards and standard operating procedures.

Performance and goals

Fatality prevention

The most pressing safety challenge we face is in eliminating fatalities from our business. Regrettably in 2007, five employees and four contractors lost their lives at managed operations and projects, compared to two fatalities (one employee and one contractor) at managed operations in the previous year.

Summary of fatal incidents

Date	Operation	Fatal incident
January	Xstrata Zinc, San Juan de Nieva, Spain	Pedestrian struck by forklift truck
January	Xstrata Coal, Sth Witbank, South Africa	Struck by falling cabin of Komatsu truck
January	Xstrata Alloys, Rhovan, South Africa	Crushed between belt filter and roller
February	Xstrata Coal, Goedgevonden, South Africa	Struck by collapsing water tank structure
July	Xstrata Alloys, Boshoek, South Africa	Struck by articulated truck trailer
July	Xstrata Copper, Kidd mine, Canada	Vehicle travelled over the edge of an open stope
July	Xstrata Copper, Alumbrera, Argentina	Crushed between a load and the side bar of a flat bed truck
November	Xstrata Alloys, Thorncliffe, South Africa	Struck by rock fall from mining face
December	Xstrata Alloys, Rhovan, South Africa	Struck by metal when brake drum mechanism disintegrated


Insignificante
Menor
Moderado
Riesgo
Bajo: de 1 a 5



Dardo Omar Madrid reads a safety sign at Minera Alumbrera, Argentina

Xstrata Nickel's Kabanga project in Tanzania recorded 2 million hours worked without a lost time injury in 2007

In addition, five people were fatally injured at non-managed operations in which Xstrata has an interest in 2007. Two of these incidents occurred at the BHP Billiton-managed Douglas and Middelburg coal operations in South Africa which formed part of the Douglas-Tavistock Joint Venture. This JV has recently been restructured with each partner taking over management responsibility for a proportionate share of the reserves. Two fatal incidents occurred at the Cerrejón coal mine in Colombia in which Xstrata, BHP Billiton and Anglo American each own a one-third stake and one fatal incident occurred at Collahuasi copper mine, owned by Xstrata, Anglo American and a Japanese consortium led by Mitsui. Both Cerrejón and Collahuasi are operated by a joint venture management team appointed by the shareholders.

Xstrata's comprehensive fatality prevention initiatives commenced in 2004 and continued to evolve in 2007 to reflect the Group's current risk profile. Initiatives focus on the major hazards that are the principal causes of fatal, critical and near-miss incidents; and on enhancing our people's skills, behaviour, reporting and leadership.

SD Management Standard 5: Risk and Change Management
SD Management Standard 6: Catastrophic Hazards

Injury frequency rates

The continuation of our core safety improvement programmes combined with targeted initiatives to address specific business or site safety challenges resulted in all commodity businesses reducing the frequency of total recordable injuries by 26% overall. Total recordable injuries include lost-time injuries, medical treatment injuries and restricted work injuries, providing a more comprehensive measure of safety performance than lost-time injuries alone.

Very significant improvements were achieved at the former Falconbridge sites acquired in September 2006, comprising Xstrata Nickel, a number of Xstrata Copper and Xstrata Zinc operations. Total injury frequency rates improved by 33% at these operations in 2007 compared to 2006, due to enhanced investment in site level safety resources, the introduction of Xstrata's 17 HSEC standards and operational integrity improvements.

Total recordable injury frequency rate
(per million hours worked)


TRIFR improvement
Since 2002 63%
33.0
26.5
18.5
15.0
14.1*
16.6†
12.3
02
03
04
05
06
07

*Including Falconbridge from date of acquisition
†Including Falconbridge data from 01.01.06 (baseline used for 2007 target)

Total recordable injury frequency rate (per million hours worked)	2007	2006	2005	2004	2003	2002	% improvement (2007 vs 2006)
Alloys*	6.9	8.0	11.5	16.8	15.7	34.6	14%
Coal*	12.6	17.1	16.4	16.4	20.0	21.2	26%
Copper†	11.0	16.1	13.5	24.1	47.3	–	32%
Nickel†	14.6	24.3	–	–	–	–	40%
Zinc†	23.3	28.6	24.5	25.6	58.2	98.1	19%
Total	12.3	16.6	15.0	18.5	26.5	33.0	26%

†includes 2006 acquisitions (pro forma): Falconbridge, Tintaya *includes 2007 acquisitions: Eland, Anvil Hill and Tahmoor

Workplace and our people

Critical and high potential incidents by Principal Hazard


2006
2007
Surface mobile equipment
Fixed plant, equipment, structures
Load shifting operations
Underground mobile equipment
Electricity
Light vehicles
Molten materials processing and handling
Isolation and access
Underground ground control
Hazardous or pressurised subs/gases
Surface ground control
Security
Inrushes and subsidence
External natural environment
Explosives
Working at heights
Equipment safeguarding
Other
Aviation
Dams tanks, vessels, ponds
21%
20%
13%
12%
10%
12%
7%
9%
9%
7%
3%
7%
5%
6%
5%
5%
7%
5%
2%
4%
2%
4%
3%
3%
1%
2%
1%
2%
3%
2%
2%
1%
1%
0%
1%
1%

SD Management Standard 15: Incident Management

Major hazard management

An analysis of fatal and serious near-miss incidents from 2002 to 2004 identified that over 90% of fatalities occurred in South Africa, with over two-thirds occurring as a result of falls of ground in underground operations and interaction between people and mobile equipment underground. 'At-risk' behaviour by employees and contractors was a further major contributing factor. A more comprehensive discussion of the factors influencing fatal incidents in South Africa is provided on the sustainability section of Xstrata's website at www.xstrata.com/sustainability and in the 2005 and 2006 Sustainability Reports.

Initiatives implemented from 2004 onwards have achieved improvements in our South African underground operations, in particular in eliminating injuries from roof fall incidents. No fatalities or critical incidents occurred in 2007 as a result of pedestrian interaction with vehicles underground. These improvements follow the development of new technology to avoid collisions between pedestrians and mobile equipment underground and advanced research into ground penetrating radar and rock mechanics, resulting in enhanced mine plans and roof support structures.

In 2007, mobile equipment continued to be the major cause of fatalities and serious incidents, although the focus has shifted to surface operations. Operational integrity and load shifting hazards are the second and third most significant causes of these incidents. Initiatives under way in 2007 and 2008 are focusing on these identified major hazards and each commodity business has refined their safety strategy by integrating leading practice prevention programmes for each of these hazards.

Xstrata Coal's New South Wales operations have undertaken an initiative to minimise exposure to hazards and reduce injury risks at both their mines and at other Australian coal mines, by addressing the design and use of underground mining equipment. This initiative forms part of Xstrata's strategy to eliminate injuries and occupational illnesses by identifying and controlling the root cause. Musculo-skeletal injuries and occupational illnesses including sprains, strains and long-term degenerative injuries are a particular problem in areas with an ageing workforce.

Xstrata Coal NSW was driven to find improvements to the ergonomic design of underground mining equipment as little progress has been made in this area during the past three decades, despite the advances made for open-cut mining equipment. Xstrata partnered with ACARP, the Australian coal industry's research programme, and the findings were made available to all Australian coal mines. The project ran for approximately two years and completed in 2007.

An initial analysis of several years' worth of incident statistics and their associated mining tasks highlighted those practices which had led to the highest risk of injury and longer-term occupational health issues. The analysis identified activities within the continuous miner development unit presented the greatest risk of injury, including roof bolting, cable handling, operation of shuttle cars and load haul dump vehicles.

Following this identification, teams including employees and supervisors, assessed the risks of several related items of equipment to examine how their design could be modified to reduce risks and improve safety. The initiative also looked at the ergonomics of new machinery to ensure that injury risks were fully understood and taken into account at the design stage.

The project led to the publication of a handbook of guidelines detailing best practice specifications to be used when designing, ordering and manufacturing new machinery, distributed to both coal mining companies and equipment suppliers and manufacturers. As well as acting as a risk assessment tool for underground coal mining equipment, the handbook assists companies and manufacturers to document the effectiveness of current control processes, determine where additional measures may be required and enables the identification of modifications to existing equipment to create a safer work environment. The guidelines have been made available to all Australian coal mines and the risk assessment tool is being implemented by other Xstrata operations.

Xstrata Coal has used the guidelines as a framework to upgrade machinery tender specifications for new machinery. For existing machinery, operations have implemented a programme to modify equipment that has a high level of identified ergonomic risk. Xstrata Coal has regularly met its medium-term target of reducing occupational injuries and illnesses by 20% per annum over the past seven years and this initiative provides a means of continuing to sustain improvements in reducing injury and illness rates.

Xstrata Coal gained a number of industry innovation awards in recognition of its work, and the project received the 2007 ACARP award for the Best Underground Equipment Safety Project. ACARP said: "This project significantly raised awareness of both mines and manufacturers of the shortcomings inherent in the design of current equipment."

Dave Mellows, Group Safety Manager, Xstrata Coal NSW, said the level of expectation and ergonomic standards within the industry had improved as a result of this work.

"The risk assessment tool has given us a framework to assess the fundamental design and ergonomics of underground mining equipment. There are hundreds of tasks that we perform where equipment design has an impact. Using the risk assessment tool, our sites can prioritise and progressively work through these 'fixes'," he said.



Xstrata Coal Australia

Reducing injury risks associated with underground coal mining equipment in Australia

Workplace and our people

SD Management Standard 8: Operational Integrity
SD Management Standard 3: Behaviour, Awareness and Competency

Xstrata's Mount Isa Mines has developed a leading practice asset management and operational integrity programme which is being shared within the Group. The process has been developed over a three-year timeframe working with external specialists and internal engineering and maintenance teams. The programme covers all elements of operational integrity from design through to maintenance. Xstrata Alloys has sent a team to Mount Isa to observe and understand the programme to enable the key elements to be replicated at our South African operations.

Operational integrity was also identified as a key risk at a number of former Falconbridge operations. Capital investment increased in 2007 to enhance site-level safety resources, improve environmental performance and improve operational integrity and process safety. For example, safety and operational integrity expertise and resources have been enhanced at Xstrata Nickel's Falcondo operation in the Dominican Republic, recognising the various challenges facing the operation which comprises an oil refinery, mining and ferronickel production operations and exploration properties across a number of sites. An external expert was engaged to perform a process safety review which highlighted the need for more automated process control. A project manager has been assigned to support the General Manager in implementing the required improvements. As a result of this project, levels of process control have been materially improved in critical areas such as the oil refinery, and the frequency of significant incidents have decreased.

To accelerate learning across the Group, core teams from underperforming operations visit our top performing sites for specific programmes. These sites and leading practices are identified through our Sustainable Development Assurance Programme and are shared across the Group in our annual 'Good Practices' guide. For example, in 2007 teams from Australian underground operations visited our South African operations to learn about their advancements in the use of ground penetrating radar.

Leading examples from within the commodity businesses are also shared through the Group Executive Committee and monthly management reporting. Each commodity business CEO reports on initiatives to address major hazards in presentations to the Board HSEC Committee.

To identify opportunities for improvement and ensure these processes are robust and effective, every operation is integrating a formal review process of major health, safety, environmental and community hazards into their strategy review and business planning process by the end of 2008.

Contractor management

SD Management Standard 11: Contractors, Suppliers and Partners

With the increased demand for skilled labour globally, the effective management of contractors has been identified as a high-risk safety issue and is a focus for all commodity businesses, particularly in the development of large-scale capital projects.

Contractor management and supervision is integrated into each commodity business's safety strategy and plans. In 2007, initiatives to improve contractor management were implemented across the Group. Contractor management programmes include the following requirements:

- Contractors are selected according to defined sustainable development criteria and a risk-based assessment of past performance
- Contractors are subject to the same focus and expectations as Xstrata's employees including adherence to Xstrata's Business Principles and Sustainable Development Framework
- All high-risk contracted roles or tasks are identified and closely monitored
- Supervision, contact and observation of contractors has been increased across the Group
- Where practicable, we have minimised the number of individual contractor firms being used at any one site
- Feedback on sustainable development performance is provided throughout the duration of the contract with consequences for non-compliance.

Near-miss reporting (lead indicators)

Xstrata has required all operations to report high-potential risk or near-miss incidents across its operations since 2003. All high-potential risk incidents are reported on a monthly basis to the Group Executive Committee and are an important leading indicator of safety performance. Greater levels of reported incidents help to improve safety performance and procedures across the Group. All incidents are investigated and findings are incorporated into safety management procedures and guidelines as an important tool in preventing future incidents. In 2007, 291 high-potential risk incidents were reported across the Group compared to 326 incidents in 2006, including acquired operations from the date Xstrata assumed management control in each year.

Health and occupational hygiene

Policy and approach

We aim to eliminate occupational illnesses through providing a workplace that is free from significant occupational health and hygiene hazards and proactively work with employees and contractors to contribute towards healthier lifestyles. This enables us to improve productivity, reduce absenteeism and enhance recruitment and retention.

We identify the public health risks affecting our people and the communities associated with our operations (including HIV and AIDS, malaria and tuberculosis) and implement initiatives to mitigate these in partnership with appropriate stakeholders.

Performance and goals

In 2007, 35 new occupational illnesses were recorded at Xstrata's managed operations from a workforce of over 56,000 employees and contractors. The number of new occupational illnesses per million hours worked more than halved in 2007 to the lowest level recorded since Xstrata's inception in 2002.

Noise-induced hearing loss continues to represent the majority of new occupational cases, accounting for almost half of all new illnesses in 2007. Respiratory complaints including occupational reversible asthma from chrome, vanadium or dust exposure accounted for six new illnesses in 2007, with one case of silicosis. Five new illnesses relating to musculo-skeletal injuries were reported and this is a growing issue due to the ageing profile of our workforce in developed nations (see case study page 37).

Other occupational health risks at our operations include exposure to lead, hexavalent chromium, beryllium, nickel compounds, heat stress and fatigue.

Occupational illness cases


69
82
36
37
58
35
02
03
04
05
06¹
07

¹Includes Falconbridge data from date of acquisition

Occupational illness cases
(per million hours worked)


3.15
1.82
0.85
0.53
0.59
0.26
02
03
04
05
06¹
07

¹Includes Falconbridge data from date of acquisition

Occupational illness cases
by type


Other 2
Dermal conditions 3
Musculo-skeletal injury 5
Noise induced hearing loss 18
All respiratory conditions 7

Occupational illness cases
by commodity business


Zinc 1
Nickel 7
Alloys 10
Copper 10
Coal 7



Xstrata Coal South Africa

Reducing operators' noise exposure at the Tavistock mine

Noise induced hearing loss (NIHL) from working with or near noisy vehicles and industrial machinery is by far the most extensive occupational illness within the mining industry. NIHL accounted for over half of Xstrata's new occupational illnesses reported in 2007. In line with Xstrata's group-wide Sustainable Development Policy of working towards eliminating work-related illnesses, Xstrata Coal South Africa is looking at ways of reducing noise exposure in its mines and has recently undertaken an initiative to reduce noise emissions at its Tavistock mine.

Xstrata Coal's Tavistock complex in South Africa consists of both underground and open cast mines. Load Haul Dumpers (LHDs) are used extensively at the underground mine sites where they operate in areas with restricted space and with low ceilings, leading to high levels of noise exposure for the LHD operator. The operators are provided with hearing protection devices to reduce the level of noise and help prevent NIHL.

During 2007, engineers at Xstrata Coal SA redesigned the drivers' cabins of the Wright HD356 LHDs in use at the mine to improve the insulation from noise. These cabins were originally open air with the engine of the LHD located directly behind the operator. Following the redesign, the cabins are enclosed and ventilation has been installed.

Various tests were then carried out to measure the effectiveness and safety of the new cabin design with the measurements of the test results being used as a best practice guide within the Chamber of Mines' Milestones for Occupational Safety and Health Working Group. The results have shown a significant reduction in the noise exposure to the LHD operator. A prior measurement of the noise emissions of a typical LHD in the underground environment showed an average operator exposure of 97.7 decibels, while the study of the operator's exposure in the improved cabin design, taking into account the noise emission of the LHD, was 72.9 decibels. This dramatic reduction in noise exposure means our operators no longer require hearing protection when in the cabins.

Although successful in reducing noise levels, there are still a number of challenges that need to be overcome. It was discovered during the trials that the cabin redesign resulted in the driver's view being obstructed by the framework supporting the roof and condensation on the windows. The engineering department is currently working to overcome these issues.

Shané Ambrosio, Group Health and Hygiene Manager, Xstrata Coal South Africa said: "We are pleased with the results of this initiative despite some ongoing challenges. The main benefit is the reduced noise exposure to the LHD operator and the prevention of noise induced hearing loss."

This initiative is one of several currently being undertaken by Xstrata Coal with the aim of reducing noise emissions and eliminating NIHL in the coal mining industry. Xstrata Coal South Africa's own target for the elimination of NIHL states that by December 2013 the total noise emitted by all equipment installed in any workplace must not exceed a sound pressure level of 110 decibels at any location in that workplace.

As part of this process, Xstrata Coal SA is working closely with the Mine Ventilation Society of SA (Coal Branch) and the Chamber of Mines – Group Environmental Engineers Committee and is involved in a number of forums designed to share ideas and encourage collaboration within the coal mining industry.

SD Management Standard 9: Health and Occupational Hygiene

Wellness programmes include advice, education and employee assistance initiatives to address obesity, smoking, alcohol abuse, fatigue, nutrition, sleep apnoea, mental health and emotional issues. These programmes are in place across Xstrata's managed operations and are prioritised according to risk.

Noise-induced hearing loss

All operations implement hearing conservation programmes including static and personal monitoring and regular testing for all potentially exposed employees and contractors. Our approach aims to reduce noise at source wherever possible to levels below international recommended standards through design modifications, exclusion zones and 'buy quiet' programmes for new or upgraded equipment. Where noise levels exceed acceptable levels, suitable personal protective equipment is mandatory. Noise-induced hearing loss typically manifests over time and a large proportion of new cases reported in 2007 related to long-standing employees exposed to historic poor management practices.

Respiratory diseases

Exposure to dust containing vanadium causes occupational, reversible asthma in a certain proportion of the population. Xstrata Alloys operates one integrated vanadium operation in South Africa and has implemented a target of no employees exposed to dust concentration in excess of 0.05mg/m³ by 2010. All new cases of occupational respiratory complaints in 2007 were recorded at Xstrata Alloys operations. Six of the seven cases related to sensitisation to vanadium.

One case of silicosis was reported at Xstrata Alloys' Maloma anthracite operation in Swaziland in 2007. The illness was reported by an employee who currently works as a cleaner at surface level but previously worked underground at the Maloma operation and in South African gold mines. Silicosis is an occupational lung disease that typically develops over a long period of time typically over ten years following a period of exposure to dust containing silicon.

Lead

Xstrata Zinc operates zinc-lead operations at McArthur River Mine (MRM) and Mount Isa Mines in Australia, Brunswick mine and smelter in Canada and Northfleet lead refinery in the UK. Exposure to lead has a history of adverse health effects. Comprehensive biological and workplace monitoring programmes are in place at all lead operations. Blood lead limits are set at levels below international occupational health guidelines at all Xstrata operations.

In 2007, the average blood lead level of all employees and contractors remained at a similar level to the previous year (13.2µg/dl compared to 13.1µg/dl in 2006). We remove any employees with blood lead levels in excess of 35µg/dl (or 40µg/dl in the Mount Isa lead smelter) from the workplace until blood lead levels reduce to below 30µg/dl. The Northfleet lead refinery has progressively reduced blood lead removal levels to an industry-leading limit of 30µg/dl in 2007. Mount Isa Mines increased the frequency of employee and contractor testing in 2007, in particular for long-serving employees or those with elevated blood lead levels, including the introduction of testing rooms on site to facilitate more frequent blood lead testing and performance indicators based on compliance with prescribed blood lead test frequencies. No employees recorded blood lead levels in excess of the Australian national limit of 50µg/dl in 2007.

Xstrata Zinc
Site wide average blood lead levels (µg/dl)[1]


25
20
15
10
5
0
2002 2003 2004 2005 2006 2007

[1]Mount Isa Mines, Northfleet, MRM and Brunswick operations

Workplace and our people

Public health

We identify significant public health risks in each of the locations in which we operate and implement systems to assess the potential or actual impact on Xstrata's employees, contractors and communities associated with the operation. The major public health issues facing Xstrata's operations are from HIV and AIDS, tuberculosis and malaria. Lead in the community also poses a potential risk and is an issue of community and stakeholder concern.

SD Management Standard 9: Health and Occupational Hygiene

Lead

Lead in the community is a particular issue for Xstrata's Mount Isa Mines operations. The mining and smelting operations are situated in close proximity to the town and have been in operation since the 1920s, when historic practices contributed to contamination of some areas. There is also a high level of naturally-occurring lead mineralisation in the district. A comprehensive remediation programme was initiated in the 1990s to address historically contaminated sites and, in 2007, Mount Isa Mines commissioned an independent land, air and water emissions study. The 'Whole of Emissions Study' has been conducted by recognised toxicologist Associate Professor Barry Noller, through the Centre for Mined Land Rehabilitation at the Sustainable Minerals Institute, University of Queensland and consists of three stages: land, air and water. The purpose of Phase 1 (land) was to assess the effectiveness of remedial works completed by MIM Holdings in cooperation with the Mount Isa City Council and the Queensland Government CHEMUnit in the 1990s.

In 2007, Xstrata Mount Isa Mines released a public Community Briefing Paper titled *Whole of Emissions Study Phase 1 – Emissions to Land; Study of Lead in the Leichhardt River and Surrounding Locations* outlining the results of the sampling, available from the Xstrata website. The initial findings indicate that no sample sites in areas of public activity represent a potential risk to human health. However, a small number of sample sites in areas of low public activity could be considered to be a potential risk to human health, requiring further investigation. The Leichhardt River Remediation Project was launched in March 2007 and the sampling stage was completed by the end of the year. Stage 2 involves the removal of contaminated material from the river and will commence following the rainy season in mid 2008.

Basetsana Mashiane, a nurse at Xstrata Alloys' Kroondal mine in Rustenburg, South Africa

Ernest Henry Mine Senior Environmental Adviser Mick Hawkins undergoes a periodic health assessment





Mount Isa Mines continues to offer free blood lead testing for all community residents.

In December 2007, Queensland Health completed its 15-month study of the lead in blood levels of 400 Mount Isa children, aged between one and four years, representing one-quarter of the children of this age group in the local community. Queensland Health expects to publish the full study report in May 2008. Initial findings suggest 11% of children tested had blood lead levels in excess of World Health Organisation recommended levels (10µg/dl). Xstrata Mount Isa Mines continues to work with Queensland Health, the Environmental Protection Agency, Mount Isa City Council and the State government on community health initiatives including managing lead through the recently formed 'Living with Lead Alliance', chaired by Betty Kiernan, State Member for Mount Isa.

HIV and AIDS

Xstrata operates in locations with high or rapidly growing prevalence of HIV and AIDS, in particular South Africa, where we employ over 21,000 employees and contractors and up to one in five adults are HIV-positive. Xstrata also operates a nickel exploration project in Tanzania. A voluntary counselling, testing and treatment programme is also in place in the Dominican Republic although prevalence rates in the country are relatively low at less than 1% of the population.

In all high or growing risk regions, we implement confidential, voluntary HIV and AIDS counselling, testing and treatment programmes for employees and contractors in the workplace. These initiatives are complemented by education and awareness-raising programmes and are undertaken in close partnership with unions and employees' families and partners.

In addition to workplace initiatives, Xstrata provides community access to testing and treatment for HIV and AIDS where relevant, in partnership with stakeholders including government, NGOs, health providers, unions, industry peers or companies operating in a similar region.

Over 95% of Xstrata Coal SA employees participated in voluntary HIV testing in 2007

SD Management Standard 9: Health and Occupational Hygiene

South Africa

We recognise that unchecked, the spread of HIV and AIDS represents a significant risk to our current and future workforce and to the stability of communities in which we operate in South Africa. A cost-benefit analysis conducted in 2003 estimated the cost of doing nothing at 3-6% of our South African wage bill annually, based on increased workplace-related costs alone including absenteeism, sickness and death benefits, recruitment and retraining. In contrast, the benefit of early intervention to prevent the disease spreading further and to enable employees to live longer and more productive lives with HIV demonstrated a very clear business benefit within the first three to five years. This analysis informed the proactive strategy that we put in place to address HIV and AIDS in the workplace which commenced in 2004.

Xstrata has set 100% targets for its workplace programmes:

- 100% of employees and contractors know their HIV status
- 100% of HIV-positive employees and contractors are enrolled in wellness programmes
- 100% safe behaviour to prevent new infections.

Working with health service provider Re-Action!, these targets are rooted in an innovative approach that aims to empower each participant to take responsibility for his or her own health and wellbeing in a broader sense, using the message "I know the way to live". Xstrata Coal and Xstrata Alloys both made good progress towards these 100% targets in 2007.

Workplace and our people





Hilda Motumi, an AIDs programme co-ordinator at Xstrata Alloys' Knoondal Mine in Rustenburg, South Africa

Anthony Robinson trains in first aid at McArthur River Mine, Australia

At the end of 2007, over 95% of Xstrata Coal employees knew their HIV status and had participated in continuous voluntary testing within the last 12 months. Xstrata Coal has set a target to maintain VCT participation in 2008 at over 90%. Xstrata Alloys achieved an uptake of approximately 68% for voluntary counselling and testing at its operations, up from 20% in the previous year and is targeting 80% participation by the end of 2008.

The workplace programme comprises a number of important elements which have contributed to its success:

- Senior management visibly participates in the VCT programme
- Employee unions have been involved in designing and implementing the programme from its inception
- Every Xstrata Coal employee and contractor is required to attend a health interview on an annual basis at which testing, counselling and treatment is offered on a voluntary basis, helping to overcome any barriers associated with stigma
- The programme is administered by a third party company, helping to overcome concerns about confidentiality and discrimination, particularly in the early stages of the programme
- Monthly site-level HIV steering committees comprising management, unions and employees meet to discuss the operation's HIV strategy and performance and suggest amendments and improvements
- Volunteer employee Wellness Champions acting as advocates in the workplace receive regular training to assist them to encourage and support colleagues in taking up testing and treatment
- Key performance indicators have been introduced for site managers, measuring the frequency with which VCT is made available, the effectiveness of HIV site steering committees and the effectiveness and frequency of training for Wellness Champions.

The new infection rate is very low with less than 1% of employees testing HIV-positive through the continuous VCT programme. However, the challenge has been to encourage those people who have tested HIV-positive to take up treatment and care. In 2007, 54% of Xstrata Coal and 40% of Xstrata Alloys' employees and contractors who tested HIV-positive have registered in the treatment and wellness programme or with their own doctor. Both businesses are developing a number of initiatives to encourage greater participation in free treatment programmes and Xstrata Coal has set a medium-term target of enrolling 65% of HIV-positive employees and contractors into treatment and care this year.

As part of these efforts, Xstrata Coal is also working with traditional healers to encourage a co-ordinated, complementary response to HIV and AIDS through this influential community group. In addition, one Xstrata Coal employee who is living with HIV and is enrolled into the treatment programme volunteered to be identified to act as an advocate for testing and treatment (see page 45). Following her example, a number of other employees are considering taking this step.

To ensure its workplace programmes are sustainable and to contribute to the wellbeing of the communities associated with its operations, Xstrata Coal has extended access to HIV-related testing, treatment and support services to the community through the company-built community clinic in Breyten and in partnership with government health services. The Breyten community health clinic was constructed in 2005 and had been visited by over 3,400 community members, with around 890 people enrolled in treatment at the end of 2007. Outreach workers in the community extend these services further to community members who may not be able to leave their homes to access testing and treatment. Donor co-investment means Xstrata's funding of almost $1.5 million over the past two years has already been matched by US Government PEPFAR funds. These contributions have initially targeted communities in Mpumalanga Province, particularly around the coal powerbelt towns of Breyten and Witbank, where more than 20% of adults are living with HIV.

In 2007, one Xstrata employee decided to disclose her HIV status publicly to help to combat the stigma and lack of knowledge associated with HIV and AIDS.

Many people regard being HIV-positive as a death sentence and fear that they will be discriminated against by their families, community, friends and colleagues. This was not the case for Girlly du Doit. "Keeping silent about my status was very stressful to me, which is why I made the decision to disclose my status publicly, to my family, friends, colleagues and my community. I also saw that some of my colleagues were in denial about HIV/AIDS. I saw disclosing my HIV status as an opportunity for me to show those in denial that HIV/AIDS does exist and that you can live positively with HIV," says Girlly du Doit.

Girlly worked as a Senior Analyst in the laboratory at Xstrata Coal's Arthur Taylor Colliery. She voluntarily decided to come forward and disclose her status in the workplace and was subsequently offered a position as full-time HIV/AIDS advocate at the colliery's training centre, recognising her enthusiasm and passion for teaching people about HIV and AIDS. In this role Girlly also supports her colleagues in deciding to test or enrol for treatment as appropriate and is a positive example of someone living a full life with HIV.

"When I disclosed my status, it was not an easy decision to make. I feared that people might treat me differently, but I was surprised by the positive response from most of my colleagues and managers. They accepted me with open arms and supported me. I am glad that I have the opportunity to educate other people about this virus," says Girlly.

"I am proof that you can disclose your status if you wish to do so and will not be dismissed or treated differently by your managers in the workplace. I hope that my decision will help others to be open about their status and live free lives."

Girlly receives free treatment and counselling from Xstrata's HIV/AIDS programme. She says that she owes her life to the programme and that being able to access treatment at Xstrata's Witbank clinic close to her home makes her day-to-day life much easier.

Although Girlly was fortunate to have the support and acceptance of the majority of her family, friends and colleagues, she has experienced some negative attitudes as a result of her HIV status.

"Some of my friends do not want to even touch me, hug me or kiss me because they think that I might infect them with the virus," Girlly says. "But I know this is only because they do not understand the virus and how it is transmitted. That is why educating people is so important to me."

Girlly tested positive through Xstrata's workplace VCT programme. She already knew about the disease and, although it was difficult to accept her status at first and to deal with the shock of being told that she was positive, the Xstrata HIV/AIDS programme has helped her to remain positive and to focus on living with HIV.

There were times that Girlly admits that she felt despondent and as if she was fighting a losing battle. She even defaulted on her medication in the past. But because of the support she received from her family, Xstrata's HIV/AIDS programme and nursing staff, she was able to cope. Today Girlly is living positively with HIV and her decision to disclose her status is helping other Xstrata employees and contractors to take proactive steps to manage their HIV status, whether positive or negative.





Xstrata Coal South Africa

HIV and AIDS public ... vate partne...

Xstrata Coal South Africa has developed an innovative partnership initiative with government and co-investment from international donor agencies to extend access to HIV testing and treatment to the wider community in remote areas of South Africa.

This initiative contributes towards the UN Millennium Development Goals on HIV and AIDS, aligns with national and local government priorities and meets Xstrata's Sustainable Development Policy commitment to encourage and support our people and the communities associated with our operations to participate in programmes which enhance their health and well-being.

Many of Xstrata Coal South Africa's underground and open cut mines are located in remote rural regions. Having successfully implemented the first phases of its workplace response to HIV and AIDS, health and sustainability over the past four years, Xstrata Coal has now entered into a public-private partnership to extend its community contribution, partnering with local and international stakeholders, including national government.

In 2007, a first-of-its-kind public-private partnership agreement was signed between Xstrata Coal, Re-Action! and the Mpumulanga provincial health authorities. Through this agreement and working closely with the provincial government's services, Xstrata Coal has supported health service strengthening in two of the province's health districts. This has included upgrading infrastructure at primary care clinics and four of the province's hospitals and facilitating the recruitment and retention of health workers. We have also collaborated with government managers to assist these facilities gain official accreditation as HIV treatment sites. This was a key priority for regional and national government towards achieving their goal of universal access to HIV testing, counselling and free treatment and has contributed towards improving services for a range of other health needs such as tuberculosis and malaria treatments.

A key component of the initiative has been to extend the systematic health promotion and risk screening activities into the community at the household level. This has involved a team of ten Community Outreach Workers, supervised by a professional nurse, who travel on foot, door-to-door, in their community. They have visited more than 8,000 homes and provided voluntary HIV testing and counselling to almost 3,000 individuals (23% of whom tested positive for HIV). In many cases, these community workers have assisted poor families to obtain documents to access government grants, have responded with palliative care and have provided other social support needs.

These Community Outreach Workers form an important link between the community and health facilities and continue to support community members who are receiving long-term anti-retroviral treatment. The initiative is also working closely with traditional healers, who are important providers of health and give direct assistance within the community – an achievement which has been recognised as ground breaking. The Department of Health and Social Services is now working with Xstrata and Re-Action! to extend this project into other parts of the province.

This innovative public-private partnership has successfully shown that business can work with both government and NGOs to invest in its workforce and respond to HIV and other health priorities in the community. The programme is already on the way towards achieving its aim of long-term social sustainability by supporting and strengthening existing community initiatives; facilitating access to available resources; bridging the gaps in service provision; and ensuring access to local government healthcare services. Due to its success, a number of other companies in South Africa are currently considering similar public-private partnerships in other provinces. Xstrata Coal has made a commitment to continue supporting this approach and future co-investment funding has already been secured.

Tanzania

The 2007 UNAIDS/WHO AIDS Epidemic Update report estimates that prevalence rates in Tanzania have slightly declined to around 7% of the population. Socio-economic data collected at the Kabanga project in Tanzania indicates that risks relating to HIV/AIDS and tuberculosis are currently relatively low. At present, malaria presents the greatest health risk to employees and communities. However, HIV/AIDS risks are likely to become more pronounced as the project enters into a construction phase, when a significant population influx is expected into the region.

In 2008 the project will develop and implement an HIV/AIDS policy and awareness action plan for project personnel. In advance of the project entering into the construction phase, a full HIV/AIDS programme will be implemented including strengthening the local health delivery infrastructure by providing training to village health workers in counselling, diagnosis and treatment and offering VCT to all Kabanga site workers.

Tuberculosis (TB)

In 2007, a detailed TB protocol was developed to support Xstrata's South African HIV and AIDS programmes. TB is a major cause of death amongst HIV-positive sub-Saharan African communities and communities often face a double pandemic of HIV and TB. In 2007, TB testing was introduced as part of annual medical examinations. In 2008, all employees and contractors that test positive for HIV will be provided with prophylactic treatment to prevent contraction of TB. Testing will be expanded to ensure that every employee and contractor receives an annual risk assessment and two chest X-rays per annum, including treatment as appropriate.

Malaria

Malaria is the key health risk facing Xstrata Nickel's Kabanga project in Tanzania (a joint venture with Barrick). Workplace initiatives include providing long-lasting, insecticide-treated bed nets at the project site, regular insecticide spraying, elimination of mosquito breeding habitats, use of personal protective measures such as repellent and malaria prevention education and screening for employees at the medical clinic. Community health initiatives are also under way to fight malaria in the broader community (see case study on page 51).

Employees

We maintain a safe workplace that is based on mutual respect, fairness and integrity. We provide industry-leading career development opportunities, competitive remuneration and fair and non-discriminatory workplaces. Xstrata's operations aim to maximise the number of local people employed wherever possible, to share the economic benefits of our presence with neighbouring communities and families.

We respect our employees' right to collective representation, just compensation, job security and opportunities for development. We value diversity and treat all employees and contractors fairly, providing equal opportunity at all levels of the organisation without bias according to race, nationality, religion, gender, age, sexual orientation, disability, political or other opinion or any other basis. Xstrata is committed to uphold the UN Universal Declaration of Human Rights and the ILO Declaration on Fundamental Principles and Rights at Work.

Xstrata employs 37,698 permanent employees and 22,323 contractors (average for 2007) in South Africa, North and South America, Australia, the Caribbean and Europe. Xstrata's Group General Manager, Human Resources reports to the CEO. Each commodity business is fully resourced to manage its human resources requirements within the Group's policies and procedures.

Employees and contractors by region


Europe 5%
Caribbean 3%
South America 14%
South Africa 40%
North America 16%
Australasia 22%

Employees and contractors by commodity business


Nickel 10%
Copper 28%
Zinc 12%
Coal 24%
Alloys 26%

Breakdown of workforce by role type


Senior management 0.9%
Executive management 0.2%
Management 3.6%
Supervisors, administration, technical 27.9%
Operational – production, maintenance 67.4%

Workplace and our people

SD Management Standard 4: Communication and Engagement

Labour relations and union representation

Xstrata's workforce is predominantly unionised. Within the Group there are examples of various workplace relations models, including individual agreements and collective bargaining agreements. Approximately 57% of permanent employees are represented by collective agreements. All employees are free to join a union of their choice and to be represented collectively. We do not believe that any country in which Xstrata operates represents a risk to freedom of association and collective bargaining and we uphold this right at every managed operation.

As set out in Xstrata's Sustainable Development Policy, we consult, communicate and provide appropriate support to employees during significant organisational changes including closures, acquisitions, mergers and divestitures. Minimum notice periods vary across the Group and range from a minimum of one week in North America to up to 12 weeks in Europe. Notice periods are generally specified in workplace agreements.

Non-discrimination

Xstrata's Sustainable Development policy states that we do not tolerate any form of workplace discrimination, bullying, harassment or physical assault and we provide a fair and non-discriminatory employee grievance system. Xstrata's anonymous 'ethics line' exists for incidences where employees, contractors, suppliers, business partners or others are not able to raise issues with line management directly (see Governance, Ethics and Engagement chapter).

In 2007, eight incidents of discrimination were reported, reviewed and resolved. Two incidents were reported at Xstrata Nickel's Koniambo project in New Caledonia, relating to racially intolerant comments or behaviour. One of these incidents has been reviewed and remedial action has been taken. The investigation into the second incident is ongoing. Five incidents of discrimination were reported at Xstrata Alloys operations in South Africa. Two of the cases related to sexual harassment or discrimination and one employee was dismissed as a result of the investigation. Three cases related to complaints about racist language and have been fully investigated. Disciplinary action has been instituted against the employees concerned. One incident of workplace harassment was reported during the year at the Tampakan Project in the Philippines. Following an investigation, disciplinary action was taken against the person responsible.

Retention and recruitment

The mining industry is currently facing a global shortage of skilled employees across a range of disciplines. The ability to attract, retain or train people with the appropriate skills is critical to Xstrata's continued success and ability to grow and operate effectively, and has been identified as a principal risk facing the Group. In addition, Xstrata's lean management structure places reliance on a number of key people both at the executive and operational level, requiring appropriate retention measures and succession planning.

We aim to attract and retain the best people at every level of our businesses and to provide them with the resources they require to achieve and maintain our operational excellence. We provide industry-leading career development opportunities, well structured employment contracts and fair and competitive remuneration.

Xstrata's management model is highly devolved and comprises a very lean corporate centre of some 50 people and five fully resourced, standalone global commodity businesses. The role of the corporate centre is well defined to minimise bureaucracy and avoid overlaps with the business unit activities. Rational risk-taking is sponsored to stimulate innovation and an entrepreneurial spirit at every level.

We believe our devolved management structure and supportive environment for rational risk-taking are important retention measures, offering unparalleled opportunities for development and entrepreneurial leadership, minimising bureaucracy and allowing every employee to play an active part in our success. Training, education and development programmes are another important retention tool (see below). Formal succession planning is annually reviewed at the commodity business and Group levels.

In 2007, employee turnover rose to 7.4%, up from 5.2% in 2006. Turnover was particularly high in Australia and South Africa, where competition for skilled labour is very strong, although year-on-year retention in these regions improved compared to 2006.

Commodity businesses conduct periodical employee engagement or satisfaction surveys. Xstrata Copper divisions conduct annual surveys with the most recent results showing employee engagement of between 70% to 85%. Xstrata Nickel conducted a voluntary global employee satisfaction survey in the fourth quarter of 2007 with an overall participation rate of 48% and employee engagement levels of over 83%. Gallup has been engaged to conduct employee engagement surveys across all Xstrata Alloys operations and offices in 2008.

Every employee's performance is reviewed on a six-monthly or annual basis. Other methods used to gauge employee satisfaction and engagement include monthly employee communication meetings, suggestions boxes, exit interviews, newsletters, intranet feedback mechanisms and employee representative committees. Feedback from surveys and other mechanisms is used as an input into the development of business plans and working practices.

A total of 335 employees lost their positions in 2007 due to non-compliance with Xstrata's corporate policies and expectations. A total of 174 terminations were due to transgressions of Xstrata's Business Principles. Non-compliance with health and safety procedures accounted for 30 terminated positions while the remaining 131 employee contracts were terminated as a result of overall poor performance. No terminations were made due to non-compliance with environmental policy or procedures.

Transition assistance programmes are made available to employees made redundant or retiring from the Group and include pre-retirement planning, retraining for those intending to continue working or seeking alternative employment and job placement services.

Through the acquisition of Falconbridge in 2006, Xstrata acquired a number of defined benefit pension plans in North America. The net liability at 31 December 2007 was $222 million. The majority of employees participate in defined contribution plans and industry-wide schemes.

Training and education

We offer ongoing training and education in the workplace and through external institutions. Sabbatical leave of varying lengths is provided at the majority of commodity businesses with the return to employment guaranteed. In 2007, Xstrata's businesses spent over $48 million on training, an average of approximately $1,335 per permanent employee compared to $1,326 in 2006. On average, Xstrata's employees undertook 71 hours of training in 2007, a similar level to the previous year (69 hours).

At the Group level, Xstrata identifies senior leaders who participate in an annual development programme run by London Business School through the Global Business Consortium (GBC). An internal Accelerated Development Programme identifies future senior managers and leaders within the business. Participants are mentored by a member of senior management and performance is regularly reviewed to provide each participant

Employee turnover
(%)


2006
2007
5.2
7.4
5.7
5.2
4.5
9.7
5.0
8.5
3.9
4.2
7.6
9.0
Group
Alloys
Coal
Copper
Nickel
Zinc

Employee turnover
(%) by region


2006
2007
20.3
15.5
0.0
5.6
3.8
1.9
4.9
3.6
7.8
6.3
22.9
Australasia
Caribbean
Europe
N America
S Africa
S America

Average training hours and spend
(per employee)


Hours
$ Spend
69.0
68.7
71.0
1,416
1,326
1,335
05
06
07
05
06*
07

*Restated due to revised total employee numbers

Workplace and our people

Women in the workforce 2007 (vs 2006 in brackets¹)


Group
Corporate
Alloys
Coal
Copper
Nickel
Zinc
9.4% (9.6%)
37% (39%)
9% (8%)
10% (9%)
10% (14%)
7% (9%)
8% (9%)

% of total workforce


13.6% (6.9%)
24% (25%)
15% (11%)
11% (11%)
16% (9%)
15% (2%)
3% (8%)

% of total managers

¹Restated due to revised total employee figures for 2006

Females leaving employment


Aged >50 = 50
Aged <30 = 142
Aged 30-50 = 165

Males leaving employment


Aged >50 = 475
Aged <30 = 586
Aged 30-50 = 1,283

with opportunities for additional training, skills and career development within the Group. This programme has been replicated through initiatives at the commodity business level which include career development workshops, specific training and management skills acquisition and rotational placements to different areas of the Xstrata Group.

In addition, Xstrata offers a significant number of trades apprenticeships, graduate trainee positions, work placements for students, bursaries and financial assistance and scholarships across our global operations. Details are provided in commodity business, divisional and site-level sustainability reports, available from Xstrata's website.

SD Management Standard 3: Behaviour, Awareness and Competency

Diversity

Improving the diversity of our workforce and extending our extensive education, training, apprenticeship and bursary schemes offer potential solutions to the current global shortage of skills in the mining industry.

In 2007, women represented 13% of all managers and 9.4% of the total workforce, compared to 7% and 9.6% in 2006 respectively. Each commodity business has appointed a member of the Executive Committee to be responsible for diversity in the workplace. Our businesses offer equal rates of pay to male and female employees of equal experience and aptitude. With the exception of South Africa, no formal diversity targets are in place, but a number of regions have implemented programmes to improve the recruitment, retention and promotion of women in mining. These include:

- 'Family friendly' policies and practices including flexible or shorter rosters to attract individuals with childcare commitments and support to increase childcare facilities within local communities, to enable parents to join and remain in the workforce. For example, Xstrata Copper's Ernest Henry Mine was awarded first prize by the Queensland Resource Council for the introduction of a shorter roster to enable working parents to co-ordinate their working days with school timetables
- Participation in the Queensland Resource Council's initiatives in Australia to achieve a target of 10% female representation in the resource sector
- Increasing the number of bursaries and apprenticeships specifically aimed at women, especially in technical disciplines
- Improving the operational work environment to ensure this is conducive to the retention of the women, with a special focus on changing and bathroom facilities
- Xstrata Nickel has initiated a number of diversity initiatives to increase the presence of under-represented groups, including participation in the Women's Executive Network's mentoring programme.

In South Africa, formal targets have been set by the South African Mining Charter for the participation of women and historically disadvantaged South Africans in mining. By 2009, women must represent 10% of the workforce and historically disadvantaged South Africans represent 40% of managers. Both of Xstrata's South African businesses are on track to achieve these targets. At the end of 2007, HDSAs (including women) represented 40% of all management positions in Xstrata Coal South Africa and 56% of all management positions in Xstrata Alloys. Excluding white women, HDSAs represent approximately 35% of all South African managers.

We give full consideration to applications for employment from disabled persons, where the requirements of the position can be adequately fulfilled. Where existing employees become disabled, it is Xstrata's policy wherever practicable to provide continuing employment under normal terms and conditions and to provide career development, training and promotion equally to disabled employees.

Xstrata Nickel's Kabanga project in Tanzania, a joint venture with Barrick Gold Corporation, is developing the Kabanga Community Health Initiative to improve health conditions in the project region. This is part of its community relations strategy to engage with local communities and is in line with Xstrata's Sustainable Development Standard on Health and Occupational Hygiene.

The project is currently in the pre-feasibility stage, with an active exploratory programme and 500 employees on site.

One of the main components of the Kabanga Community Health Initiative is a three-pronged malaria programme focusing on education, prevention and treatment. Malaria is both the leading cause for patient visits to health facilities and for deaths in Tanzania. The malaria programme is focused on the four wards located around the project, each of which consists of three to five villages with a total population of 70,000 people.

The education component creates awareness of the risks of malaria and then works to change the behaviour of the local stakeholders, in particular the local community, using Theatre for Development techniques.

Kabanga has engaged a local NGO to train six selected artists from each ward in the Theatre for Development techniques. Following a ten week training programme, which is currently under way, the artists will return to their wards and will prepare a theatre performance on malaria using the techniques learnt and based on extensive community research to determine the most appropriate means of communication. The production will involve active audience participation to stimulate discussion on the issues and to discover appropriate solutions. Following a tour of the production, the finale will be a large festival that incorporates all of the local stakeholders, including villagers, employees and contractors from the Kabanga project, government and local NGOs.

The second component of the malaria programme focuses on prevention, in partnership with the District Medical Office. This will involve the mass distribution of long-lasting insecticide-treated bed nets to prevent bites from malaria-carrying mosquitoes, providing a minimum of two bed nets per household.

Longer-term sustainability programmes, in partnership with government, are also being investigated to be rolled out if the project progresses to the feasibility and then construction stages. These include programmes to build capacity in health services at the village level.

The third component of the malaria programme, is treatment, which is currently at the planning stage. Kabanga is investigating a number of options to provide health support, counselling, diagnosis and treatment. Kabanga is also currently investigating an appropriate means to carry out a needs assessment for this final phase.

A monitoring and evaluation programme is being introduced for the programme to track its progress and monitor reductions in new cases of malaria as part of the overall programme.

Kabanga community health initiative





Canada | Local children from communities associated with Xstrata Nickel's Raglan mine in north Quebec

Social Responsibility

Economic contribution

Policy and approach

Xstrata's operations generate a range of direct and indirect economic benefits to employees, contractors, suppliers, governments, shareholders and communities. Our Sustainable Development Policy includes our commitment to contribute to the social and economic development of sustainable communities associated with our operations. Xstrata's Sustainable Development Standard 12: Social and Community Engagement sets out the Group requirement that community strategies and social involvement plans focus on enhancing the socio-economic capacity, prosperity and sustainable development of the communities in which we operate in a manner that avoids dependency on the Xstrata site or operation after closure.

SD Standard 12: Social and Community Engagement

Our major socio-economic contributions are through:

- Wages and benefits to employees and contractors
- Royalties and taxes paid to local, regional and national government
- Procurement of goods and services, giving preference to local companies where possible
- Distributions to providers of capital, including returns to shareholders and debt providers
- Training and skills development opportunities for employees and communities
- Support for community educational initiatives and health programmes
- Corporate social involvement programmes to support communities associated with our operations
- Providing employment opportunities, in particular for local people
- Improving or contributing to local infrastructure and services
- Promoting local enterprise development.

As set out in our Sustainable Development Policy, we work to minimise the adverse impacts of our operations on the communities in which we operate and to avoid sole dependence on our operations. We complete social baseline studies and risk assessments to identify and evaluate the risks and impacts of site and project activities on local communities at each stage of the operation's life cycle and in advance of any major modification to our operations. Potential negative socio-economic impacts on communities and surrounding regions from mining activities include:

- Social impacts from an influx of people into a region, either due to the use of external contractors or due to improved economic prospects from the presence of the operation attracting migration to the region, including increased traffic or reduced access to local services
- Local price inflation impacting land or housing costs, basic goods and services due to higher wages, increased economic activity and/or influx of people
- Higher crime rates or social problems, e.g. substance abuse
- Environmental impacts that affect local economies, e.g. agriculture or livestock breeding
- Cultural marginalisation of the indigenous or local communities and/or loss of cultural heritage or practices
- Health and environmental issues including infectious diseases, emissions, noise and dust
- Resettlement of communities can result in negative impacts on livelihoods, access to resources or social capacity if not managed correctly
- Impacts relating to the closure of the operation, particularly if the community becomes dependent on its presence.

Social Responsibility

Economic value added[1]

2007 $ million	Group	Australasia	Europe	North America	South America	Africa
Revenues	[illegible]	5,490	2,659	10,990	7,673	2,272
Payments to suppliers (operating costs)	14,[illegible]	1,865	2,103	6,961	2,346	1,268
Economic value added	**14,54[illegible]**	**3,625**	**556**	**4,029**	**5,327**	**1,004**
Royalties	631	231	–	44	356	–
Employee wages and benefits	2,565	907	250	761	318	329
Payments to providers of capital (dividends and interest)	1,11[illegible]	8	754	370	9	9
Payments to government (gross taxes)	2,96[illegible]	507	194	307	1,899	58
Community investment (CSI)	[illegible]	14	5	8	52	23
Economic value retained	[illegible]	**1,958**	**647**	**2,539**	**2,693**	**585**

Socio-economic development

The economic contribution and development impact of Xstrata's operations and projects are particularly significant for communities in remote areas, developing countries or regions with high unemployment or a low level of state support and amenities. These include Xstrata's sites and projects in Peru, the Philippines, New Caledonia, Colombia, South Africa, some remote areas of Australia, Canada and north Chile.

The development of a nation's mineral wealth often marks an important step in its socio-economic development and can contribute to sustainable improvements in health, prosperity and living standards. Mining makes an important contribution to many of the world's developing economies and foreign investment is often critical to successfully realising mineral resources. However, in some countries, mineral wealth has not prevented economic stagnation, social conflict and political problems.

Helping host countries and communities to unlock the benefits of mining is critically important to the continued ability of the mining industry to operate and gain access to new resources. ICMM's groundbreaking Resource Endowment Initiative aims to identify the factors that are required from government, civil society and mining companies to enable countries and communities to benefit more from mineral wealth while continuing to attract foreign investment in the mining sector.

This initiative has been under way for over four years and has identified a number of key elements required to ensure mineral endowments are translated into sustainable benefits for host nations and communities in mining regions. Xstrata is actively participating in the next stage of ICMM's work in Peru to catalyse partnerships to explore this research further and implement its findings. Similar work is being undertaken by ICMM in Tanzania and Ghana.

Transparency

Our Business Principles state our commitment to the maximum transparency that is commercially possible in our business. We publicly report our financial, operational and sustainable development performance regularly and in accordance with all relevant legislation and leading practice standards.

Xstrata supports the Extractive Industries Transparency Initiative (EITI) to increase transparency over company payments and government revenues in the extractives sector. Peru is the only EITI candidate country in which Xstrata operates at present. The Peruvian government has approved the EITI Action Plan but has not yet progressed to implementation, at which stage extractive industry companies will commence reporting.

[1]Data taken from audited financial statements where possible

Procurement

SD Standard 11: Suppliers, Contractors and Business Partners

Policy and approach
We engage with our suppliers, contractors and business partners to assess HSEC performance, training and practices in line with Xstrata's Sustainable Development Standard 11: Suppliers, Contractors and Business Partners. Our Business Principles state our commitment to honour all contracts with suppliers and customers and to pay commercial rates for goods and services. Xstrata's commodity businesses have a policy or common practices in place to give preference to locally-based suppliers, defined as suppliers from the operation's local communities or area of influence. Factors that influence supplier selection include technical ability, past experience, safety, environmental and social performance, training, availability of local expertise and employment, availability of resources, reliability and reputation, innovation, method of work, cost, quality of product and service, use of local, indigenous or Historically Disadvantaged South African (HDSA)-owned or controlled suppliers.

Xstrata does not have a central procurement function, allowing our commodity businesses, divisions or individual operations to source products and services at the local level and enabling greater flexibility in purchasing based on specific commercial requirements. Where it makes good business sense, our commodity businesses co-operate to purchase materials and services jointly, for example to procure tyres and other equipment in short supply in Australia.

In South Africa, Xstrata's businesses have adopted procurement policies which give preferential status to HDSA-owned, controlled and empowered companies for all capital goods, consumables and services. Where appropriate, Xstrata promotes the number and capability of HDSA suppliers by providing various types of support, including management training, transfer of technology and other forms of expertise. Suppliers continue to be assessed for health, safety, environmental and community performance, in line with Xstrata's Sustainable Development Policy and Standards and for quality and competitive pricing. Where no appropriate HDSA supplier is available, the policies include the commitment for Xstrata to actively encourage non-HDSA suppliers to partner with HDSA-owned or controlled companies to supply capital goods, consumables and services.

Xstrata Copper's Philippine-based affiliate Sagittarius Mines, Inc purchases its supplies from local traders in the Tampakan township


23

Social Responsibility

Proportion of total procurement spent with locally-based suppliers by commodity business

Alloys		Coal		Copper		Nickel		Zinc	
South Africa	30%	Australia	80%	Australia	25%	Dominican Republic	31%	Australia	75%
		South Africa	90%	North America	40%	Europe	36%	Europe	60%
				Papua New Guinea	82%	New Caledonia	15%	North America	75%
				Philippines	16%	North America	30%		
				South America	60%				

Performance and goals
In 2007, Xstrata's businesses increased the proportion of procurement spend with locally-based suppliers in the majority of regions. The table above shows the proportion of procurement expenditure calculated at a site or divisional level and aggregated at a regional level by commodity business.

In South Africa, Xstrata Alloys and Xstrata Coal set targets to increase the proportion of procurement spending to HDSA-suppliers to 50% of discretionary expenditure. In 2007, expenditure to HDSA suppliers increased to 50.3% and 46% respectively. Xstrata Coal is aiming to increase this proportion to 50% in 2008. Xstrata Alloys is targeting an increase to 55% of discretionary expenditure in 2008, an increase in the number of suppliers to facilitate greater spending with a larger number of black economic empowerment (BEE) compliant small and medium-sized companies, and a longer-term target of sourcing 80% of procurement spend from HDSA-suppliers by 2012.

Xstrata Nickel's Koniambo project in New Caledonia assisted community representatives in the establishment of a local company in 2007 to broker services from small, local contractors and construction equipment owners-operators. The longer-term target is for this company itself to become self-sustaining in addition to assisting the project maximise local procurement and employment.

Enterprise development
Enterprise development support to assist small and medium-sized companies to be established by community members is an important part of Xstrata's approach to enhancing the socio-economic capacity of communities in which we operate. Xstrata's businesses support a wide range of enterprise development initiatives through providing soft loans, start-up and bridging capital, training, transfer of technology, and a range of management expertise including project management, business plan and cash flow management, help in obtaining financial advice and assistance, legal and regulatory compliance and agreements.

John Watson, HSEC Manager at Xstrata Coal's Mount Owen operation, New South Wales, Australia



In South Africa, our enterprise development programmes supported 47 SMEs in 2007, and we are aiming to increase this number to 61 SMEs in 2008. A number of successful companies have been established through these programmes, supplying Xstrata and other businesses in the region with a range of services and goods, including logistics, cleaning and catering services and light equipment.

In Peru, Xstrata Copper's Las Bambas project has facilitated the establishment of a number of small enterprises to provide communities in an impoverished region with sources of income including a trout farm, local handicrafts programmes, guinea pig breeding and agricultural projects.

Xstrata Nickel's Falcondo operation in the Dominican Republic has supported the development of a coffee-growers' collective and a number of agricultural projects.

Xstrata Copper's Tampakan project in the Philippines is currently evaluating options to establish a micro financing system for the local region.

Job creation and local employment

Xstrata's businesses give preference to local residents where possible when hiring. At a number of operations, formal agreements are in place with local communities, unions and/or regional authorities to maximise local employment opportunities.

In 2007, Xstrata's businesses created 3,045 new positions, compared to 2,400 in the previous year, with 71% of these positions filled by local residents. This is defined as people who, prior to employment by Xstrata, were already resident in the same geographic region as the principal location in which the position is based. New positions were created as a result of the expansion of a number of existing operations and the commissioning or construction of new projects. The majority of new positions were created at Xstrata Alloys' operations mainly due to the creation of a new platinum group metals division following the acquisition of Eland. Approximately 75% of senior management roles across the Group were filled by local residents in 2007.

In 2007, Xstrata's businesses created 3,045 new positions

Number of new positions created

CBU	2006	2007
Technology	13	12
Corporate	47	31
Zinc	137	212
Nickel	65	280
Copper	389	706
Coal	241	286
Alloys	1,508	1,518
Total	**2,400**	**3,045**

Infrastructure development

Xstrata's operations and projects develop and maintain infrastructure that benefits our operations and serves the interests of the local community where possible. In 2007 a number of operations contributed towards the maintenance, rehabilitation or construction of local roads, access to water, the construction and maintenance of schools and other community buildings, including:

- The Tampakan project in the Philippines contributed engineering expertise, project management and funding for the rehabilitation of local roads and the construction of a school building in the Tablu district

Social Responsibility

- Xstrata Alloys' Wonderkop operation is building the Tsholofelo community development centre. This initiative will facilitate early childhood development (ECD) through training 15 community members to work at the centre
- Xstrata has contributed A$1 million towards the construction of a world-class major venue for staging rodeos and exhibitions in Mount Isa as part of the Buchanan Park Redevelopment Project
- Xstrata Nickel's Kabanga project in Tanzania has supported the construction of a police post in the local community, donated furniture and other supplies to local schools and has helped to set up a local SME producing native trees for environmental rehabilitation
- Xstrata Nickel's Falcondo operation in the Dominican Republic has invested in rural road maintenance, agricultural land development, medical clinics and improvements in numerous schools.
- Xstrata Nickel donated the Edison Building to the City of Greater Sudbury in Canada to house the City's archives, together with funding to improve local schools and a children's playground and to provide a new fire truck.

Community skills and training

Community skills and training programmes are in place at many operations and projects, in particular in regions with a high concentration of unskilled workers or unemployment. These programmes aim to equip members of the communities in the operations' area of influence with the necessary skills to gain employment with or act as suppliers to Xstrata and other companies.

In South Africa, our businesses have invested in adult basic education and training (ABET) programmes for employees which are also made available to community members. In 2007, Xstrata Coal South Africa constructed a community ABET centre which is managed by the company at an annual cost of ZAR6.2 million. Over 270 community members have participated in adult basic education and training in 2007, at the Kwa-Guqa community ABET centre. Over 300 employees at Xstrata Alloys and Xstrata Coal operations participated in ABET in 2007.

Xstrata Copper's Tampakan project in the Philippines was awarded the Kabalikat Award in September, by the Technical Education and Skills Development Authority (TESDA), the government agency responsible for overseeing the technical education and skills development of the nation's workforce. The award recognises the Tampakan project's commitment to uplifting the lives of local communities through its support for competence and skills training. In 2008, these programmes will be further extended through the introduction of carpentry, masonry, basic electrical and welding training programmes for three of the local barangays (municipal localities).

At Xstrata Nickel's Raglan operation in the Canadian arctic, an indigenous training programme has been created in partnership with local communities and the Kativik and Katinniq regional governments. The second phase of the programme will be rolled out in 2008. The programme's objective is to enable a greater representation of Inuit employees at the Raglan operation, towards our goal of 20% of employees from Inuit communities.

Xstrata Alloys' Eastern Limb community skills training centre has been accredited by MQA (mines qualification authority) and is ISO 2001 certified. The skills centre has played an important role in enabling the new Lion ferrochrome operation to maximise local employment and in assisting community members to find employment with other industrial companies present in the region, in an area of high unemployment. A second community skills training centre has been approved for the western operations and construction will commence in 2008. The training centres each cater for approximately 500 learnerships and artisans per annum.

Instructor Johan Harris with student Andrew Boshego at Xstrata Alloys' Lion community skills centre



Xstrata Copper
Teacher training initiatives in South America

Xstrata Copper has developed a number of programmes through its operations in Argentina and Chile to improve standards of education in the region. These initiatives have been integrated into the social involvement programmes developed by Minera Alumbrera, the North Chile Division and Xstrata Copper Chile and focus on enhancing the socio-economic capacity of the local communities.

Many of Xstrata Copper's South American mines are located in remote areas where the mine represents one of the only employment opportunities. The Alumbrera mine in Argentina and the mining operations across Chile are working to improve education in their local communities to enhance the social, economic and cultural position of local and indigenous people and to help to avoid dependency on Xstrata's operations. Improving community education and training enhances the ability of local people to access employment at Xstrata's operations and alternative opportunities to generate income.

Minera Alumbrera undertook a study to assess the key community concerns associated with the quality of education available. Based on the needs identified, the operation is funding an education improvement programme, developed and implemented by Universidad Nacional de General San Martín in partnership with the Andalgalá municipal authorities. The programme involves teacher training sessions for local teachers on three key areas: reading and writing skills for primary school students; state-of-the-art technologies for primary and secondary school students; and educational management and leadership for school principals. Training sessions started during the second half of 2006 and, due to the success of the programme, continued into 2007.

To date, 370 teachers have taken part in this initiative and feedback on the programme contents, methods and reference material has been positive. Attendance levels are high, as is the quality of papers written by teachers. Following the training courses, the teachers have begun to change their daily work practices. The initiative is being launched and implemented at two further departments, both in the province of Catamarca where Alumbrera mine is located.

In Chile, Xstrata Copper launched two initiatives in 2007 to enhance education programmes in the poorest areas. The first was in response to national statistics on education and poverty, which identified lower levels of education and resources in the poorest areas of Antofagasta. Xstrata's North Chile Division, Chile's Ministry of Education and the local municipalities agreed to jointly roll out a Lectura, Escritura y Matemáticas (reading, writing and mathematics) course in this region. The programme began by supporting 11 of Antofagasta's most socially vulnerable municipal schools, through developing good management and teaching practices. It is based on a strategic alliance between private enterprise and the public school system and will run for four years. The schools receive training in language and mathematics, additional teaching material and consultant teachers.

While the programme is still in its early stages, the initial impact has been positive. Other schools in the region of Antofagasta have subsequently requested to participate and the programme has now been extended to a total of four cities and 18 schools. The Chilean Government has identified this initiative as a leading example of social commitment and strategic alliances between government and private enterprise.

In a second initiative, Xstrata Copper Chile is providing teachers of English in Chilean educational establishments the opportunity of a professional placement at one of Xstrata Copper's global operations where training is directed and led by tutors designated by Xstrata Copper. The aim is to provide an enriching professional experience and cultural exchange for the teachers, through exposure to good management practices and the use of English in a business organisation. After four months, the teachers return home and present a health, safety, environment and community project that will be applied at their respective school to convey new ideas, skills and abilities to their students.

Xstrata Copper started this programme in April 2007 with the placement of two Chilean teachers at its mining operations in Mount Isa, Australia. On their return, the teachers implemented successful HSEC programmes in their respective schools. The project continues and in 2008 two further teachers will be placed at Xstrata Copper's operations.

Alberto Olivero, Xstrata Copper's Executive for Human Resources said: "We believe that our commitment to community education and the undertaking of joint initiatives like this make an important contribution to improving employment opportunities for communities associated with our operations, which are a key source of human capital for our organisation."



Social Responsibility

We seek ongoing, broad-based community support for our activities

Community

SD Standard 12: Social and Community Engagement
SD Standard 4: Communication and Engagement

Policy and approach

Our Statement of Business Principles sets out our aim to seek ongoing, broad-based support for our activities from the communities associated with our operations. We identify and address the social impact of our activities, community concerns, needs and the social risks to our operations through the effective implementation of community relations strategies which uphold and promote human rights and respect cultural considerations and heritage, as set out in our Sustainable Development Standards.

Every operation is required to identify the communities and other stakeholders associated with our operations and actively engage with them in a culturally appropriate and transparent manner as early as possible and throughout the life cycle of our operations to establish relationships based on mutual benefit and active participation. We identify and prioritise community concerns, needs, opportunities and the risks and impacts of our operations in consultation with the communities concerned, as an integral part of our risk management and business planning process. Equitable and culturally appropriate processes are implemented and maintained to engage external stakeholders in respect of their sustainable development concerns and expectations with regard to Xstrata's operations, activities and developments.

Performance and goals

Assurance audit results

In 2007, the average assurance audit score against SD Standard 12 was 79% (satisfactory), just below the 'good' range of ≥80%. Results in 2007 include some scores below the satisfactory level from baseline audits undertaken at acquired operations.

Complaints, enquiries and grievances

Each operation and project is required to maintain a system to record any complaints or enquiries from community members or other external parties, including Xstrata's response. Xstrata's revised Sustainable Development Framework requires all managed operations to implement an external stakeholder grievance and conflict resolution mechanism that allows external stakeholders to directly or anonymously raise issues and make complaints and that includes clear mechanisms for registering, evaluating and resolving all issues and complaints.

Reported complaints by type


Alloys
Coal
Copper
Nickel
Zinc
Noise – general
123
Dust – general
116
Fume – general
103
Other
100
Blasting
40
Fallout damage claims
30
Access to property
25
Water
20
Traffic amenity
16
Media related
4

In 2007, Xstrata's managed operations and projects (including acquired operations from the date of acquisition) received 577 complaints and enquiries, compared to 391 in 2006.

The most frequent causes of complaints or enquiries were in respect of noise or dust which together accounted for over 40% of the total number received in 2007. Complaints were most frequently received at Xstrata Coal's operations in New South Wales which are in close proximity to a number of communities. Xstrata's Mount Owen operation in New South Wales received 160 complaints, the majority of which were lodged by one local resident. This property is being acquired by Xstrata Coal at the complainant's request and in accordance with the Development Consent. Consequently there has been a significant reduction in complaints received at this operation in 2008.

Complaints at Xstrata Copper operations primarily related to air emissions at Mount Isa Mines, Australia and the Horne smelter in Canada. Complaints at Mount Isa Mines rose by 24% compared to the previous year during the planned 20-day maintenance shutdown of the third-party owned Incitec Pivot Acid Plant which converts SO_2 from the copper smelter into sulphuric acid to manufacture fertiliser, and following the promotion of the community information telephone number in the Mine to Market newsletter and local media during the year. Complaints at the Horne smelter decreased by 38% due to improvements in the capture of fugitive gases and improved stoppages of desulphurisation processes during critical dispersion periods.

Cerrejón Independent Social Review

Xstrata acquired a one-third share in the Cerrejón thermal coal operation in Colombia in March 2006 from Glencore International. Anglo American and BHP Billiton each own a one-third stake and the operation is managed by an independent joint venture management team.

In 2007, Xstrata and its partners, together with Cerrejón management, initiated an independent third-party review of Cerrejón's past and present social engagement policies and practices. The independent review panel was chaired by Dr John Harker, President of Cape Breton University in Canada, and included Nick Killick of conflict prevention NGO, International Alert; Salomón Kalmanovitz, Dean of Economics and Business Administration at Jorge Tadeo Lozano University in Colombia and Elena Serrano of the Chilean NGO, Casa de la Paz Foundation. The Panel members were supported in their fieldwork and research by Social Capital Group, an independent Peruvian consultancy and undertook extensive engagement with local communities as well as international stakeholders.

2007 complaints by commodity business


Zinc 33
Alloys 10
Nickel 70
Coal 269
Copper 195

Cerrejón coal mine in Colombia supports Kamusuchiwo'u School for indigenous children



Social Responsibility

In July 2007, BHP Billiton received notice from the Australian Foreign Investment Review Board alleging a breach of the OECD Guidelines for Multinational Enterprises. BHP Billiton and Cerrejón submitted a formal response to the complaint. A meeting was subsequently held in London between BHP Billiton, the complainants and the relevant OECD representatives. Anglo American and Xstrata representatives attended this meeting as co-shareholders in the operation. In early October 2007, a Swiss NGO lodged an identical complaint to that issued against BHP Billiton against Xstrata.

The principal concern related to the resettlement of the Tabaco village in 2000-2001 which occurred over five years before Xstrata had any interest in the operation. While some families accepted compensation from Cerrejón and resettled, a number of families did not accept compensation. Other concerns related to the process currently under way to resettle the Roche, Patilla, Chancleta and Tamaquito villages as part of the expansion of the mine's activities.

While we believe that there is no basis for a complaint against Xstrata in respect of the OECD Guidelines, we accept that as a current shareholder in the operation, we have a responsibility to ensure that Cerrejón addresses ongoing stakeholder concerns and that current and future resettlements are carried out in accordance with World Bank and leading practice standards.

The Independent Review Panel's report was published in March 2008 and is available from the Xstrata website. The report highlights a number of areas of good practice by Cerrejón including:

- the operation's contribution to the local and national economy;
- its commitment to contributing to the sustainable development of local communities;
- its extensive human rights training programme for employees, contractors, police and army representatives; and
- its objective of raising performance standards in the mining sector.

The report also identifies areas in which the mine could enhance its social practices, including recommendations to:

- strengthen the presence and capacities of civil society groups in the region;
- improve revenue transparency;
- facilitate reconciliation between the disparate groups formed by the former inhabitants of the village of Tabaco and address the current situation of all former residents through a consultative, participatory process;

Sheniel Raggett at the Borroloola Community Education Centre, supported by Xstrata Zinc's McArthur River Mine, Northern Territory, Australia





Xstrata Copper's Philippine-based affiliate, Sagittarius Mines Inc's education programme provides transport to take children from the B'laan tribal community in Tampakan to school

- consider more broadly the impact of resettlement on neighbouring communities such as Tamaquito and Media Luna;
- increase the access of Wayuu indigenous peoples to economic opportunities created by the mine; and
- Change aspects of the way in which it administers social investment.

Cerrejón's management team is preparing a response and action plan to address the recommendations set out by the Panel, due to be published in April 2008. A key element of the recommendations was an emphasis on the need for all stakeholders in the operation to work constructively together to address outstanding issues including those raised in the OECD complaints. The action plan will aim to facilitate this constructive engagement, building on the operation's current initiatives to assist former Tabaco residents to improve their socio-economic position and identify opportunities for development, in partnership with local municipalities and supported by the Cerrejón Foundation.

Indigenous peoples and cultural heritage
Our Sustainable Development policy sets out our commitment to respect the culture, customs, interests and rights of communities including indigenous peoples and vulnerable or previously disadvantaged groups. We consult with indigenous communities to identify, protect, manage and record culturally significant sites and artefacts. All new mining sites are assessed for cultural significance prior to disturbance in consultation with indigenous people. Cultural heritage management plans are drawn up for identified sites jointly with relevant communities and we provide access to these as necessary. In 2007, Xstrata Nickel completed archaeological and cultural heritage assessments at all major growth projects and has put in place management plans where relevant.

We support a range of initiatives to provide employment opportunities, bursaries, training and enterprise development to indigenous and previously disadvantaged people, in particular at our Peruvian, South African and Australian operations. For example, Mount Isa Mines has partnered with North West Queensland Catholic Indigenous Social Services to implement a total of eight five-week industry-specific mining courses for indigenous people. Approximately 71% of graduates from the programme subsequently obtained employment in the mining industry. This project is now partnering with other local training organisations.

Cultural diversity and awareness training is in place at a number of operations, in particular in Australia, Peru and Canada. In South Africa, Xstrata Alloys is implementing a 'Vuka Experience' training programme for all executive and senior operational management. This innovative programme aims to break down barriers of prejudice and foster greater understanding



Xstrata Nickel

Community response to impacts of Tropical Storm Noel

In the aftermath of Tropical Storm Noel, Xstrata Nickel's Falcondo operations worked with the authorities and aid organisations to provide aid and assistance to communities in the affected provinces.

Xstrata Nickel's Falcondo operations include a ferronickel mine and processing facility in Bonao in the Dominican Republic. In the early morning hours of 29 October, Tropical Storm Noel struck the Dominican Republic with little warning. Falcondo's operations were deluged by approximately 250 millimetres of rain which caused flash floods and forced an emergency shutdown of the power plant, oil refinery and the process plant. Although no employees were injured, around 30 employees had their homes severely damaged.

The knowledge and understanding gained from its close integration with its local communities meant that Falcondo could respond instantly to the emergency situation. The management team immediately established an assistance plan that included making staff and equipment available to replace the terrestrial communication systems and donating fuel, materials and resources to the aid organisations.

The operation's union centre was used as a shelter for over 100 people and the company provided drinking water and hot food as well as clothes, materials for road repairs, diesel and heavy equipment to the community. Falcondo teams also provided significant assistance to reach four stranded communities and its power plant stabilised frequency and voltage to help maintain power grid stability throughout the country. 5,100 cubic metres of slag and screened rocks from mining operations were provided to stabilise the bridges over the Yuna and Maimon rivers and the highway.

The Falcondo Foundation, the non-profit body that receives funding from Falcondo for community initiatives in the Dominican Republic, opened sponsored schools for use as shelters.

Xstrata Nickel donated US$1 million to various emergency relief committees and organisations throughout the country to support direct relief and rebuilding efforts in the affected provinces and towns. Additionally, the company matched voluntary donations made by Xstrata Nickel employees worldwide to the relief efforts. The matched funds directly supported impacted employees' family members and the operation's local communities in the Monseñor Nouel and La Vega areas.

The Monseñor Nouel Emergency Committee has allocated some of the funds to build 60 houses. Following the building of four prototypes in Bonao, the construction of the houses is commencing. In addition to providing funds, Falcondo has cleared the ground for this new neighbourhood. The La Vega Emergency Committee has used the funds to repair a fresh water aqueduct and to divert approximately 5 kilometres of a stream that overflowed during the storm, destroying numerous houses and plantain plantations.

The company's emergency response plans and crisis management plans were developed in line with Xstrata's sustainable development standards and were effectively executed during this crisis. Falcondo's response to this crisis demonstrated its ability to take a leadership role and willingness to support the community through shared resources in a time of crisis.

"Falcondo actively participated with the authorities and aid organisations in the provinces of San Cristobal, Monseñor Nouel and La Vega associated with our operations," said Ernest Mast, General Manager of Falcondo. "We are proud to take a leading role in rebuilding areas damaged by the storm."

amongst people from different racial and ethnic backgrounds. The programme is contributing to greater cultural understanding and team building amongst colleagues and the broader community in which we operate in South Africa.

Cultural diversity training programmes are in place at Xstrata's McArthur River Mine in the Northern Territory and Mount Isa Mines in north Queensland is designing a new cultural diversity training programme for employees in 2008. Xstrata Nickel has introduced cultural diversity training programmes for employees and contractors at its Raglan operation in northern Quebec and at its Koniambo and Kabanga projects in New Caledonia and Tanzania respectively.

Resettlement

It is our policy to avoid resettlement wherever possible. Where resettlement is necessary, we adhere to the World Bank Operational Directive on Involuntary Resettlement. We use a range of culturally appropriate, transparent and complete communication methods to ensure immediate and potential future impacts and benefits are understood by those affected.

In 2007, Xstrata Copper's Tintaya operation in Peru resettled 121 families. Tintaya's resettlement policy and practices are fully aligned with the World Bank Directive and the resettlement process followed an extensive period of consultation with affected families.

The following operations are planning resettlement or consultation on resettlement in 2008:

- Xstrata Coal South Africa: Goedgevonden and Southstock coal mines
- Xstrata Copper: Las Bambas project, Peru
- Xstrata Coal (non-managed): Cerrejón coal mine, Colombia
- Xstrata Nickel: Kabanga project, Tanzania
- Xstrata Nickel: Falcondo ferronickel operation, Dominican Republic
- Xstrata Alloys: Kaalplaats operation, South Africa.

Cultural celebration near Xstrata Copper's Tintaya Mine, Peru



Social Responsibility

CSI by type


Culture/art 4%
Environment 2%
Enterprise and job creation 5%
Social/ community development 52%
Health 18%
Education 19%

CSI by region


Europe 5%
South America 52%
South Africa 23%
Australasia 13%
North America 7%

Corporate social involvement

We contribute a minimum of 1% of Group profit before tax each year to fund initiatives that benefit the communities associated with our operations, particularly those located in remote areas or in regions with a lower level of social and economic development and infrastructure. Every managed operation and project is required to develop a corporate social involvement plan that aims to enhance the socio-economic capacity and wellbeing of the communities associated with the Group's activities, avoiding dependency and contributing to the development of sustainable livelihoods. Plans are established through engagement with communities and relevant organisations and are co-ordinated between the different levels of the organisation and with external governmental or development organisations. As set out in our Sustainable Development policy, we manage our funding so that community initiatives receive stable and continuing financial support throughout the commodity cycle. Performance is monitored on an ongoing basis, community strategies and social involvement plans are reviewed at least annually in consultation with local communities and plans are amended taken where objectives and targets are not met.

We develop and support corporate social involvement programmes in the areas of community health, education, environment, social and community development and culture and art. In 2007 Xstrata set aside a total of $102 million, or 1.2% of Group profit before tax. We prioritise communities in remote areas or in regions with a lower level of social and economic development and infrastructure for corporate social involvement support. In 2007 the majority of corporate social involvement funds were spent in South America and South Africa for community development initiatives, education and enterprise development.

Monitoring and assessment

Key performance indicators have been established at a number of Xstrata's projects and operations to measure the effectiveness of our corporate social involvement funding.

The impacts and outcomes of CSI programmes are measured using progress reports from partner organisations, key performance indicators and feedback from community members and other stakeholders (e.g. community attitude or perception surveys). Community baseline studies are also used to track changes in socio-economic indicators within the communities, for example measuring the improvement in income per family, nutrition levels or measuring improvements in children's performance in school examinations. Independent programme evaluations by organisations such as universities and NGOs are typically commissioned when programmes become more established.

Our businesses have also developed a range of tools and processes to assist in the prioritisation of projects according to joint assessments of community needs, business drivers and to ensure that partner organisations have the capacity to meet agreed project outcomes.

A focus for 2008 will be to further develop and refine key performance indicators for community programmes to incorporate a broader range of performance data and feedback to the design and implementation of community initiatives, using ICMM's Community Development Toolkit and other examples of leading practice.

Environment



Argentina | Minera Alumbrera has improved the irrigation system used by local farmers, including Pancho Arreguez, at Amaicha del Valle in the Tucumán province

Environment

Policy and approach

Our aim is to preserve the long-term health, function and viability of the natural environments affected by our operations. Xstrata's Sustainable Development Policy sets out our commitment to identify, analyse, evaluate and eliminate or otherwise treat all significant potential and actual impacts of our activities and operations on the environment, biodiversity and landscape functions. Appropriate education and awareness about the environment, biodiversity and landscape function is provided to relevant personnel using specialist advice as required. Every managed operation is independently audited at least once every three years, dependent on risk and performance, against Xstrata's Sustainable Development Policy and 17 Sustainable Development Standards. Xstrata's Sustainable Development Framework has been designed to provide assurance to the Board that the performance and systems in place at our operations are consistent with Group expectations and a number of international standards, including ISO14001 and the ICMM principles. A document mapping Xstrata's framework to international standards is available from the Xstrata website.

SD Management Standard 10: Environment, Biodiversity and Landscape Functions
SD Management Standard 13: Life Cycle Management – Projects and Operations

Xstrata's operations and projects span 18 countries and a wide variety of natural environments with varying degrees of ecological sensitivity. The Group's key environmental impacts are:

- greenhouse gas emissions, primarily from methane emitted during coal mining and indirect emissions from energy use;
- use of scarce natural resources in particular water and energy;
- potential impacts on biodiversity and landscape functions, e.g. impact on ecosystems, watershed management, control of soil erosion;
- product responsibility (for example the carbon liability of the Group's thermal coal production);
- waste and tailings management;
- emissions to water and air (for example sulphur dioxide emissions from metallurgical smelting operations); and
- closure and closed site management.

Other key environmental challenges and opportunities include:

- the potential impacts of climate change on our business including from changes to legislation or regulation and physical threats;
- increased demand for Xstrata Technology's products and services to improve the efficiency, cost and environmental profile of mining and metals operations;
- Xstrata's recycling business enables the re-use of waste metal to generate additional revenue and extends the life cycle of metals, including recycling electronic scrap to eliminate an increasing source of landfill waste.

Performance and goals

SD Assurance programme

In 2007, 33 assurance audits were carried out, including baseline audits at five former Falconbridge copper operations and four Xstrata Nickel projects. Excluding the acquired Falconbridge operations and projects, the average score of the 24 sites audited in 2007 against SD Standard 10: Environment, Biodiversity and Landscape Functions was 79%, just below the 'good' level (≥80%). The acquired operations achieved lower average scores in this standard (below the 'satisfactory' level) and detailed action plans are being implemented to address environmental performance and systems.

Xstrata incident category	Definition
Category 1 (negligible)	An incident that has caused negligible, reversible environmental impact, requiring very minor or no remediation
Category 2 (minor)	An incident that has caused minor, reversible environmental impact, requiring minor remediation
Category 3 (significant)	An incident that has caused moderate, reversible environmental impact with short-term effect, requiring moderate remediation
Category 4 (major)	An incident that has caused serious environmental impact, with medium-term effect, requiring significant remediation
Category 5 (disastrous)	An incident that has caused disastrous environmental impact, with long-term effect, requiring major remediation

Environmental incidents

Environmental incidents represent the number of uncontrolled incidents that occur at or as a result of our managed operations. Reducing the number of environmental incidents that occur is an indicator of our success in achieving our aim of eliminating, mitigating or remediating the environmental impacts of our activities. All managed operations record environmental incidents on a scale of one to five according to the severity of environmental impact, defined in the table on this page. High potential risk incidents (including 'near-misses') are also reported by every operation and include any environmental incident which could have led to a category 4 (serious) or category 5 (disastrous) incident. Every incident is investigated and reported to the Executive Committee, Board and all HSEC and environmental managers across the Group, to facilitate learning from near misses.

Our target is to reduce the total number of incidents with no category 3, 4 or 5 incidents each year. In 2007, the total number of environmental incidents increased from 1,143 in 2006 to 1,418 in 2007. The increase in overall environmental incidents corresponds to the increased scope and scale of the Group in 2007 following the acquisition of Falconbridge in 2006. On a like-for-like basis, stripping out the impact of acquisitions in 2006, total incidents decreased by 8%.

No category 4 or 5 incidents (major or disastrous) have ever occurred at Xstrata's operations or projects. In 2007, 11 category 3 incidents occurred, compared to 23 in the previous year.

Significant environmental incidents
(category 3)



26
35
20
23
11
03
04
05
06
07

Birds in the vicinity of Xstrata Nickel's Falcondo operation, Dominican Republic







Mount Isa Mines Environmental Adviser Jono Sanders samples stormwater runoff on the lease

Rigorous water sampling is conducted at Xstrata Copper's Las Bambas project in Peru

As in the previous year, stormwater discharges off site at Mount Isa Mines in Australia remained a significant cause of category 3 incidents (5 reported in 2007, down from 12 in 2006). A three-year plan commenced at Mount Isa in 2007 to upgrade stormwater and containment facilities and prevent uncontrolled incidents. Approximately A$1 million was spent on the Death Adder Gully Project, which commenced in November 2007, and other dam works to manage stormwater events more effectively. High levels of rainfall in the region in 2007, which exceeded the ten-year average, also contributed to system overflows and these issues are being addressed as part of the three-year project.

Category 3 incidents (2007)
by type


1 breach of air emissions limit
5 off-site concentrate spills
5 off-site stormwater discharges

Copper concentrate spillages occurred off-site at Ernest Henry mine in Queensland, Australia due to vehicle roll-over incidents and at Alumbrera mine in Argentina due to a failure in the concentrate pipeline. Flash flooding in the Dominican Republic following Tropical Storm Noel led to a spillage of ferronickel. A breach of air emissions (SO_2) limits at the Mount Isa copper smelter occurred in 2007 due to rapidly changeable wind direction and changed characteristics of the plant as part of ongoing improvements in emissions control. Emissions controls have been improved to account for the impact of the amended plant design. A three-year Smelter Emissions Project was launched in 2007 to address SO_2 emissions at Mount Isa Mines (see Air Emissions, page 90).

Environmental fines

One fine of US$600 was incurred at the Tampakan copper project in the Philippines in July 2007. The fine was issued by the Department of Environment and Natural Resources and related to the construction of a new coreshed at the Liberty barangay without an environmental compliance certificate in October 2006 by Sagittarius Mines, prior to Xstrata gaining management control at the end of March 2007. The compliance certificate has since been issued.

Environmental awards

In July, Xstrata Copper's Tampakan project in the Philippines received the Department of Environment and Natural Resources' (DENR) Region XII Outstanding Achievement in Environment and Natural Resources Award. This award was in recognition of the project's "exceptional contribution to the advancement, management, advocacy, conservation, preservation and development of the environment and natural resources concerns in Region 12."

Breakdown of Category 3 incidents

		Location
5	Stormwater discharges off-site	Mount Isa Mines, Australia
5	Concentrate spillage off-site*	Ernest Henry, Australia (3) Alumbrera, Argentina Falcondo, Dominican Republic
1	Breach of air emissions at copper smelter (SO_2)	Mount Isa Mines, Australia

*Significant spill under GRI G3 guidelines

Climate change

Policy and approach

We recognise that climate change is a reality that presents global social, economic and environmental risks and requires a global response. The future impacts of climate change, including increased regulation, higher energy costs and physical risks, represent a material risk to the successful realisation of Xstrata's strategy and climate change has been identified as a principal risk in the Group's risk register (see Annual Report 2007 page 24).

Our Sustainable Development Policy sets out our commitment to reduce greenhouse gas emissions produced directly from our activities and indirectly from energy usage and to work with other organisations including governments to address climate change. We believe that regulatory certainty is required to allow the business sector to contribute effectively to combating climate change and we are committed to engaging positively with government, industry, academia and other stakeholders to help develop the policies and measures required to respond to this global challenge. The Board HSEC committee, chaired by Ian Strachan, is responsible for approving and reviewing the Group's approach to climate change as part of Xstrata's Sustainable Development Framework. Xstrata Coal's position paper on climate change is available from the Xstrata website.

Climate change strategy

Following a strategic review of the Group's response to climate change and the development of carbon intensity targets for each commodity business in 2007, climate change strategies are being further refined in 2008. All commodity businesses are focusing on the following strategic priorities:

- Energy efficiency: Improving energy efficiency at the operational level to reduce the emissions of greenhouse gases associated with our extraction, smelting and refining operations
- Low carbon energy sources: seeking opportunities to switch to low carbon sources of energy for our operations, reducing our direct and indirect emissions of greenhouse gases
- Product stewardship: Identifying opportunities across the product lifecycle to reduce the carbon footprint and contribute to reduced greenhouse gas emissions by our customers
- Adapting to climate change: Examining the potential risks and challenges for our operations presented by climate change, including prolonged drought, extreme weather events, sea level rises and higher average temperatures
- Engagement: Actively participating in partnerships with government, industry participants and others on the development of legislation, voluntary codes, industry initiatives and market mechanisms that provide the necessary degree of price stability and predictability per tonne of CO_2-equivalent (CO_2-e) that will allow industry to make long-term investment decisions and transition towards lower-carbon processes.

Xstrata Coal is the world's largest producer of export thermal coal and a significant producer of coking coal. In addition to the above, its strategy includes:

- Methane abatement: Implementing methane drainage and flaring and installing methane-fired power stations to prevent the emission of fugitive methane during coal mining
- Clean coal technology: An important element of Xstrata Coal's strategy is its active participation and leadership in contributing to the development of 'clean coal' initiatives (see Role of Coal on page 74) directly and through engagement with government and industry participants.

Xstrata Alloys is also conducting feasibility studies into a co-generation project, using process gases from the ferrochrome smelting process to generate energy to be sold to

Environment

Eskom, South Africa's national energy company. These off-gases are currently flared and the project offers the potential to abate approximately up to 155,000 tonnes of CO_2-e per annum. The feasibility studies are focusing on the Lydenburg and Boshoek ferrochrome smelters and Xstrata is working in partnership with Powertech, a company specialising in the supply and installation of renewable energy heat systems. This project would constitute a clean development mechanism project as defined by the EU Emissions Trading Scheme, qualifying for carbon credits, a portion of which would be used to fund sustainable development projects in South Africa. The feasibility study is expected to be submitted to the South African government and Eskom for approval during 2008.

Reporting and engagement

During 2007 a comprehensive internal review was undertaken of greenhouse gas and energy source conversion factors used in Xstrata's online Sustainability Database, externally verified by Energetics. The review identified a number of additional sources including acetylene, limestone, perfluorocarbons, hydrofluorocarbons, waste to landfill and measured emissions from process ventilation. Regional factors for countries in which Xstrata now operates following acquisitions in 2006 and 2007 were reviewed for alignment with current regional legislation and guidelines. As a result, CO_2 emissions for 2006 were restated at 17.4 million tonnes from 15.9 million tonnes previously. We expect that our reporting methods will continue to evolve to reflect the latest research into greenhouse and energy reporting, possibly resulting in further upwards restatements of prior year emissions.

Since 2006, we have participated annually in the Carbon Disclosure Project which provides a secretariat for the world's largest institutional investor collaboration on the business implications of climate change. In 2007, all Australian operations reported on their performance through the Australian Government's Greenhouse Challenge Plus initiative. We also report on our approach and performance in climate change to the Dow Jones Sustainability Index and were named as industry leader for the 2007-08 Index.

Through Peter Coates, Xstrata Coal participated in the Australian Prime Minister's Emissions Trading Taskforce in 2007. This taskforce recommended the implementation of a national cap and trade emissions trading scheme for Australia that would act as a precursor to a global market-based mechanism. Peter held the position of Chief Executive Xstrata Coal until 1 January 2008 and on 1 April 2008 was appointed as Chairman Xstrata Australia. In his new role, Peter continues to advise the Xstrata Group on its engagement with government, industry and non-governmental organisations.

Xstrata Coal financially supports and participates in a range of collaborative, public-private associations to research, develop and demonstrate clean coal technologies (see page 75).



Xstrata Zinc's San Juan de Nieva plant, Spain



Senior Adviser Environment and Community, Joel May and Environment and Community Superintendent, Sam Tarlinton taking samples at Xstrata Coal's Rolleston Mine in Queensland, Australia

Performance and goals

Greenhouse gas emissions

In 2007, total greenhouse gas emissions (WBCSD Greenhouse Gas Protocol scope 1 and 2) increased by 39% year-on-year to 24.1 million tonnes, primarily driven by the inclusion of data from the acquired Falconbridge operations in 2007 (excluded in 2006). On a like-for-like basis (excluding Falconbridge in both periods), emissions rose by 18% due to increased ferrochrome and coal production and the inclusion of the Tahmoor coal acquisition from November 2007, which offset lower and stable greenhouse gas emissions from the copper and zinc operations respectively.

Carbon intensity is calculated as CO_2-e tonnes per tonne of product. The Group intensity measure is developed from site and commodity business data using a bottom-up approach. Similarly, the Group intensity target is based on targets set by the commodity businesses and weighted accordingly.

Carbon intensity per tonne of product declined by 23% in 2007 compared to the previous year, due to the inclusion of a large number of operations using hydro energy from the former Falconbridge group in 2007 and higher levels of methane capture at Xstrata Coal. This more than offset increased production from the energy-intensive Xstrata Alloys ferrochrome operations.

Xstrata's strategy is to grow its business through value-creating major and bolt-on acquisitions and through the development of our portfolio of brownfield and greenfield organic growth projects. Consequently, we expect Xstrata's total CO_2 equivalent emissions to increase on an absolute basis, either from the inclusion of existing operations' carbon emissions into the Xstrata Group or due to increased or additional emissions from expansions and new operations. Our target is to reduce the carbon intensity of our business by 5% over 2005 performance by 2010. Following the major and bolt-on acquisitions in 2006 and 2007 and the identification of additional sources and revised conversion factors, the Group's carbon intensity profile has materially changed. As a result, carbon intensity targets are under review in 2008.

Direct emissions (Scope 1)

In 2007 Xstrata's operations emitted 15 million tonnes of CO_2 equivalents directly (WBCSD Greenhouse Gas Protocol scope 1 emissions) with 42% of emissions arising from Xstrata Coal operations. Xstrata's primary source of direct emissions is from fugitive methane released during coal mining from decayed organic matter in rock strata. Other major sources of direct emissions include reductants such as anthracite and carbon used in the ferrochrome smelting process and waste to landfill. In 2007, ferrochrome production markedly increased compared to the previous year, contributing to a 36% increase in CO_2 emissions from reductants year-on-year.

Xstrata has addressed direct emissions from fugitive methane at its coal operations by installing methane-fired power stations where possible. In 2007, methane-fired power stations mitigated the release of 677,491 CO_2-e tonnes, up from around 490,000 tonnes in 2006. Three Envirogen methane-fired power plants are in place at Xstrata Coal's Tahmoor, Teralba and Oaky Creek operations, generating a total of 25MW annually. The capacity of the Oaky Creek power plant is being expanded in 2008 to generate 20MW per annum, increasing total power generated from methane to 31MW.

In 2007, Xstrata Coal undertook a A$15 million methane drainage scheme including a pilot drilling programme at Bulga underground mine in New South Wales. In 2008 Xstrata is committing an additional A$10 million to trial vertical wells which aim to enhance methane gas capture beyond that required for safe coal production to reduce greenhouse gas emissions further.

Xstrata CO_2 equivalents
(million tonnes)


Direct
Indirect
Intensity*
10.7
16.6
16.2
14.5
17.4
24.1
02
03
04
05
06
07

*Relative intensity of primary processes per tonne of product

Greenhouse gas emissions – CO_2 equivalents
by commodity business


Nickel 7.3%
Copper 10.4%
Alloys 36.0%
Zinc 15.3%
Coal 31.0%

Environment

Indirect emissions (Scope 2)

Indirect emissions from electricity purchased from power utilities accounted for 38% of total greenhouse gas emissions. The majority of electricity purchased (61%) came from fossil fuels while 27% was from renewable energy sources, principally hydro-electric power.

Improvements in energy efficiency are given a high priority for operational management. Our initiatives in this area are outlined in the Energy section on page 80.

Scope 3 emissions

Scope 3 emissions occur as a consequence of Xstrata's activities but from sources not owned or controlled by the company. The most significant source of scope 3 emissions is from the combustion of coal produced by the Group. In 2007, approximately 196 million tonnes of CO_2-e were associated with the combustion of our coal products, compared to 180 million tonnes in 2006. Xstrata Coal's products are separated into coking and thermal coal, washed and unwashed and emissions are calculated using factors provided by the Australian Greenhouse Office. As conversion factors are not available for product mined in our South African operations, Australian New South Wales factors have been used.

Emissions from the transport of materials to and from our operations comprise the second largest source of scope 3 emissions. In 2008, Xstrata's operations will put in place processes to enable us to estimate the emissions arising from the transport of our products. Emissions from the generation of purchased electricity are reported as part of our indirect (scope 2) emissions. Emissions from offsite landfill represented 85,719 tonnes of CO_2-e in 2007 compared to 104,939 CO_2-e tonnes in 2006 (2006 data excludes Falconbridge acquisition).

Role of coal

We recognise that the future will be a carbon constrained world and believe emissions reductions from the use of coal as an energy source are necessary and achievable. Emissions from mining coal typically account for less than 5% of the total life-cycle emissions associated with thermal coal (see Direct Emissions). Around 95% of total emissions occur at the point of combustion in coal-fired power stations.

Coal provides a reliable, secure and relatively low-cost source of energy, particularly in developing nations where access to energy is fundamental to economic and social development. The industrialisation and urbanisation of two-thirds of the world's population is likely to support strong demand for coal as a source of energy and we believe that coal will continue to play an important role in satisfying growing global energy demand in the short and medium term.



Coal stockpiles at Ulan Mine in New South Wales, Australia

The International Energy Agency 2007 World Energy Outlook Report highlights the extent to which a forecast 50% increase in global energy demand to 2030 will be driven by the rapidly developing economies of China and India in particular. Coal remains the dominant fuel for power generation in these countries and additional capacity is being constructed at a rapid pace. Coal is forecast to provide approximately 30% of total energy demand in 2030, up from 25% currently. While the efficiency of coal-fired power generation in developing nations is expected to improve, reducing the quantity of coal required to generate a kilowatt hour of electricity, this is likely to improve coal's competitive position relative to alternative energy sources and boost demand further. Coal also accounts for over 50% of US electricity generation. These demand growth projections underpin Xstrata's strategy to continue to grow our thermal coal business.

'Clean coal' technology

Given the importance of coal-fired power generation in China, India and the US to global emissions, it is vital that a global solution is determined to tackle climate change that does not sacrifice social and economic development. Improvements in energy efficiency and the efficiency of coal-fired power stations offer enormous potential for short-term reductions in demand and emissions, together with the use of lower-carbon or renewable sources of energy. Longer term, 'clean coal' technology offers the most promising solution to the global problem of how to achieve deep cuts in carbon emissions without impacting social and economic development, particularly in the developing world. The European Union has projected that carbon capture and storage (CCS) technologies could reduce global emissions by about 14% by 2030.

'Clean coal' technology is a term used to refer to a range of different technologies to reduce or eliminate the carbon emissions associated with the combustion of coal. These can be broadly divided into two groups: technologies to capture the carbon dioxide created from coal combustion and/or significantly improve efficiency from the use of coal; and technologies to store post-capture carbon.

The development of 'clean coal technology' to reduce significantly or eliminate the carbon emissions from the combustion of coal also represents a key opportunity for Xstrata to increase coal's share of the global energy mix, particularly in developed nations and the western world. Xstrata Coal is taking a leadership role in its support for the development and demonstration of a number of 'clean coal' technologies. These technologies could also be used to sequester carbon emissions from cement, chemical or steel production facilities in addition to power plants.

Oxy-firing

One of the most advanced projects supported by Xstrata is the $200 million Callide Oxyfuel demonstration project in Central Queensland, Australia. Xstrata Coal is a member of a consortium of Australian and Japanese industrial partners, power generating companies and researchers managing the project. Xstrata has invested A$1 million in the project directly and further funding is being made available from the COAL21 Fund, to which Xstrata is the major contributor (see page 76).

The three-year feasibility and development phase was completed in April 2007 and construction of the demonstration plant is now under way. The 30MW power station is scheduled to start producing electricity in 2010 including the retro-fitting of a coal-fired boiler at Callide A with oxy-firing technology. Oxy-firing technology enables coal to be burned in a mixture of oxygen and recirculated flue gases to provide a highly concentrated stream of CO_2, suitable for carbon capture and storage or geosequestration. In addition to its near-term development profile and use in new coal-fired generation capacity, a major advantage of this technology is its ability to be retrofitted to existing coal-fired power stations.

Environment

The Otway Basin Project was launched in April 2008 to sequester 100,000 tonnes of CO_2

Otway Basin Geosequestration Demonstration Project

Xstrata is a member of the Cooperative Research Centre for Greenhouse Gas Technologies (CO_2CRC), one of the world's leading collaborative research organisations focused on carbon dioxide capture and geological sequestration. The CO_2CRC comprises participants from Australian and global industry, universities and other research bodies from Australia and New Zealand, and Australian Commonwealth, State and international government agencies.

The CO_2CRC Otway Basin project in south-west Victoria, Australia is one of the largest projects in the world to demonstrate geosequestration at a commercially significant scale. The project was launched in early April 2008, joining six other operational geosequestration demonstration projects globally. Approximately 100,000 tonnes of CO_2 will be injected and stored deep underground into a depleted natural gas field two kilometres below the surface, within the geological formation known as the Otway Basin. The project has been designed to demonstrate the technical and environmental safety of all types of geosequestration, including a comprehensive monitoring programme and its launch follows ten years of research and feasibility work. Proposals for several billion dollars worth of clean energy developments in Australia have been put forward based on CO_2CRC findings to date.

COAL21 Fund

Xstrata Coal has played a leading role in the Australian Coal Industry's COAL21 initiative since its inception in 2003. The COAL21 partnership aims to realise the full potential of advanced technologies to reduce or eliminate greenhouse gas emissions associated with the use of coal for electricity generation. The programme is a collaborative partnership between Federal and State governments, the coal and electricity generation industries, the research community and the union movement.

Australia's coal industry launched the COAL21 Fund in 2006 as a voluntary initiative to raise funds committed to the research, development and demonstration of clean coal technologies. In May 2007, the COAL21 Fund was expanded and will now invest over


Air monitoring
Seismic monitoring
Soil monitoring
Injection well
Transport of CO_2 rich gas in pipeline
Buttress No 1
CRC No. 1
Naylor No. 1
Massacre shale
Timboon sandstone
Paaratte Formation
OVSP sensors
Belfast mudstone
Microseismic sensors
Flaxman
Waarre C
Waarre B
Waarre A
Depleted gas field
Migration of CO_2 & methane
Travel time monitoring sensors
Eumeralla Formation

Schematic of the Otway Basin Project, provided by CO_2CRC







A dragline at Xstrata Coal's ATCOM operation, South Africa

Loading copper cathodes and concentrates from Collahuasi Mine at Patache Port in Iquique, Chile

Kelly Whitehurst takes samples at Xstrata Zinc's McArthur River Mine, Australia

A$1 billion over the next ten years to the development and commercialisation of low emissions technologies, including carbon capture and storage, through a voluntary levy of 20 Australian cents per tonne of saleable coal. Xstrata is expected to be the largest contributor to the fund based on industry growth projections and will contribute over A$200 million over the next decade.

Projects supported through the COAL21 Fund to date include the Callide Oxy-fuel project and the new Stage 1 ZeroGen project in Queensland. Approval is also pending for funding of a post combustion capture project in New South Wales.

Integrated Gasification Combined Cycle (IGCC)
Xstrata has committed $25 million to the $1.5 billion FutureGen project in the US, with $1 million contributed to date. The FutureGen project has been designed to develop an integrated gasification combined cycle (IGCC) plant using highly efficient, cutting-edge technologies to generate electricity while capturing and permanently storing carbon dioxide underground. The plant has been designed to generate 275MW of power, demonstrating the combination of these technologies on a commercial scale, and would also produce hydrogen and byproducts for possible use by other industries. The plant was on schedule to commence construction in 2009 and for full-scale operations to be initiated in 2012.

In December 2007, the FutureGen Alliance announced that the plant would be sited in Mattoon, Illinois. However, in February 2008, the US Department of Energy (DOE) announced it would restructure the FutureGen project and withdraw funding to switch to a strategy to support 'multiple clean-coal power plants with advanced CCS technology'. This disappointing news calls into question the FutureGen project and Xstrata Coal is monitoring the situation closely. It is unlikely that any alternative project funded by the DOE would be able to become operational by 2012.

Physical risks of climate change

In 2007 an independent study was commissioned into the potential physical impacts of climate change on our operations. The assessment evaluated all Xstrata facilities including non-managed operations (mines, smelters, refineries), all major growth projects and associated transport networks and ports (163 elements in total).

The study aimed to respond to the following questions:

- How will climate change impact Xstrata's existing operations and projects?
- What are the key climate change threats?
- Where are the greatest climate change impacts?
- Which climate change mitigation and adaptation options should be considered?

A comprehensive range of climate change threats was evaluated through the study, which considered the relative likelihood of these threats and the vulnerability of individual sites /transport networks to each threat type. An indicative financial consequence was assigned to each threat in business interruption terms and the impact of climate changes was predicted for 2015, 2025 and 2050.

The medium to long-term nature of the threats identified led the study to focus on 2025 as the most appropriate reference time period.

The main findings of the study were presented to Xstrata's Executive Committee and members of senior management at the Group's annual Strategy Session in October. The analysis estimated the net present value of the total financial impact of climate change on Xstrata operations to be around 3.5%-4% of Xstrata's present market value, assuming no mitigating action is taken.

Environment

For Xstrata's mines and metallurgical operations, the most significant climate change threats in 2025 related to water shortage or droughts in areas such as northern Chile and some regions of Australia and flooding in areas such as north Queensland or Andean regions at high altitude. Xstrata's Raglan operation in the Canadian arctic was also highlighted as a high-risk operation due to its reliance on permafrost for tailings storage.

Around 70% of the risk was assessed to be borne by transport networks and ports used to deliver Xstrata's products from our operations to market. Transport networks generally present much larger 'targets' for extreme weather events than individual facilities. The risk arises primarily from flooding and landslides affecting transport networks and from storm surges affecting ports.

The study made a number of recommendations which are being addressed through our strategy and business planning process. These include:

- verifying design limits for existing tailings dams and criteria for new projects to incorporate long-term risk analysis (e.g. by including expectations of a potential 100-year flood or significant increases in rainfall);
- reviewing our future water supply and strategy for existing South American operations, expansions and new projects, including considering water sharing and efficiency initiatives (see Water section on page 82);
- ensuring Raglan' continues to pursue leading research in tailings and permafrost integration;
- including the cost of carbon as a contingency item in planning for major new projects and in due diligence for potential acquisitions;
- taking into account climate change risks when transport options are being assessed for new projects;
- reviewing insurance cover;
- reviewing the implications of climate change risks in our annual reviews of site closure plans; and
- investigating alternative transport routes from sites where rail or road networks are assessed to be most at risk in the future.

At Raglan, a multi-stakeholder Climate Change Steering Committee is in place comprising Raglan representatives, academics, engineering and scientific consultants. The committee's objectives are to review and benchmark the sustainability of the Raglan tailings disposal methodology annually, based on available scientific and global warming research and to advise the Raglan operation on best practices in the short and long term to prepare for the impacts of climate change.

Refurbished Deception Bay wharf at Xstrata Nickel's Raglan operation in the Canadian arctic





Xstrata Zinc

Brunswick Mine zinc dryer heat recovery

As part of its energy management programme, Xstrata Zinc has undertaken an innovative project at its Brunswick Mine to recover waste energy from its zinc dryers' exhaust and to reuse this energy in its flotation process. The project is already reducing energy consumption, greenhouse gas emissions and the emission of particles into the atmosphere and reflects Xstrata's commitment to improve energy intensity and progressively reduce emissions.

Xstrata Zinc's Brunswick Mine in New Brunswick, Canada is one of the world's largest underground lead and zinc mines. The mine has developed a number of initiatives for improving energy management, reducing the emission of greenhouse gases and achieving cost savings.

The mine's concentrator uses selective flotation techniques to produce zinc, lead and copper concentrates. A study of the mine's processes showed there was a waste of [illegible] GJ/h of heat energy from the concentrate dryers' exhaust, while [illegible] GJ/h was required to heat the slurry in the flotation process during winter. A project team performed an energy audit to confirm the practicality of recuperating and then reusing the wasted energy, the results of which led the team to opt for a direct contact heat recovery system.

A team of external engineers worked with Xstrata Zinc's engineers on the detailed design and construction of the tower. The vertical direct contact heat recovery tower is 15 feet in diameter, [illegible] feet high, with a [illegible] stack and is designed to efficiently recuperate [illegible]% of the available heat which can be used in the flotation process to reduce the amount of steam required to heat the slurry to the correct temperature. Following construction, the tower was connected to three of the mine's five dryers and put into operation at the mine at the beginning of [illegible].

An assessment of the initiative was carried out after [illegible] months of operation and showed that the project had decreased steam consumption in the flotation process by [illegible] tonnes per hour or [illegible]%, reducing energy costs by [illegible] per year. Overall, in [illegible] the Brunswick mine achieved a [illegible]% reduction in total energy consumption, significantly contributing towards Xstrata Zinc's targeted average reduction in energy intensity of [illegible]% per annum.

The tower also provides further scrubbing of the dryers' exhaust, reducing particle emissions into the atmosphere. The project reduces the emissions of greenhouse gases by [illegible]% and the particulate emissions from the dryers by [illegible]% per year. Overall, the mine reduced greenhouse gas emissions by [illegible] tonnes of CO_2 in 2007, of which [illegible] tonnes was due to the zinc dryer project.

The Zinc Dryer Heat Recovery project received the Innovation Award from the New Brunswick Consulting Engineering Awards, given to recognise the innovative achievement in the field of engineering. In 2008, Xstrata Zinc will continue to optimise the process to capture the additional dryers' exhaust, which will increase the [illegible] water temperature and enable the heat exchangers to operate at full capacity.

Environment

Energy

Policy and approach

Xstrata's Sustainable Development Policy sets out our commitment to continually improve the efficiency with which we use raw materials, energy and natural resources. Access to a secure and cost-effective supply of energy represents a principal risk to the continued operation and growth of our business (see 2007 Annual Report page 27). In an environment of rising energy costs globally and supply shortages in some regions, the ability to achieve sustainable improvements in the energy efficiency of our operations provides Xstrata with an important competitive advantage.

Programmes are in place across Xstrata's operations to reduce energy intensity

Programmes are in place across Xstrata's operations to reduce energy intensity (particularly at high-intensity metallurgical operations) and achieve cost savings. Energy efficiency audits are routinely carried out at our operations and our capital expenditure approval processes require energy efficiency to be considered for all major new investment and projects.

Performance and goals

In 2007, Xstrata's operations and projects used 112.7 petajoules of energy, 82% higher than in 2006. Energy consumption in 2006 has been restated from 63.2 petajoules to 61.9 petajoules due to the identification of additional sources and revised conversion factors referred to in the greenhouse gas emissions section on page 72. The former Falconbridge operations contributed approximately 38% of total energy use in 2007 (excluded from 2006 data).

Direct energy consumption of 50.7 petajoules was primarily from fossil fuel. Xstrata's direct energy use increased by 109% in 2007 due to increases in fossil fuel use from operational changes and production increases, together with the impact of the Falconbridge acquisition. On a like-for-like basis (excluding Falconbridge) energy consumption rose by 6%.

Of the total energy consumed, 55% (61.9 petajoules) is indirect, derived from purchased electricity. The majority of purchased electricity is derived from fossil fuels, with 27% from renewable sources and 11% from nuclear.

The inclusion of energy intensive operations including the Nikkelverk refinery and the oil-fuelled Falcondo operation and the restart of several ferrochrome furnaces during 2007 led energy intensity per tonne of product to increase marginally by 2% over 2006 levels.

Our target is to reduce energy intensity per tonne of product by 3% (weighted average) over 2007 levels by 2012. This target has been compiled from targets set at the commodity business level. Xstrata Alloys, Xstrata Copper and Xstrata Coal are targeting intensity improvements of 5% over this time period, while Xstrata Nickel and Xstrata Zinc are targeting a 1% improvement.

Energy efficiency

Improvements in energy efficiency offer the potential to reduce operating costs and enhance the net present value of our business, as well as reducing our direct and indirect greenhouse gas emissions. Energy costs accounted for 17% of total Group operating costs in 2007, split between electricity (9%) and fuel (8%). Energy efficiency is given a high priority by Xstrata management across the Group.

Xstrata Alloys' ferrochrome smelters, located in South Africa, are some of the most energy intensive operations in the Group, accounting for 35% of Xstrata's total energy use in 2007. During 2007, a number of ferrochrome furnaces were brought back into production, contributing to an increase of 27% in production over 2006. Energy supply in South Africa is currently constrained and in early 2008, energy shortages led to emergency power cuts, load shedding and outages. In response, South Africa's energy company Eskom has implemented a mandatory 10% cut in the supply of electricity to the mining and beneficiation industry.

Xstrata Alloys' Lion Smelter uses the proprietary Premus technology to improve energy efficiency



Xstrata Alloys has developed the proprietary Premus technology to reduce substantially the energy intensity of ferrochrome production. The Premus technology has been implemented at Xstrata's Lydenburg and Lion operations and reduces electricity consumption per tonne of ferrochrome by over 20% compared to other industry processes. This provides Xstrata with a unique competitive advantage. As the Lion operation ramps up to full production in 2008, we expect the Premus technology to deliver further improvements in the energy intensity of our ferrochrome smelters.

In addition, in July 2007, Xstrata Alloys commissioned the Bokamoso pelletising plant, which will reduce electricity consumption by up to 20% per annum at our Wonderkop ferrochrome operations (see case study on page 95).

Xstrata Copper, Xstrata Zinc and Xstrata Coal have participated in the Australian Government's Energy Efficiency Opportunities programme and have identified a number of initiatives, many of which benefit from one or two-year payback periods, that are being rolled out across the commodity businesses. The findings from the trials undertaken in 2006 and 2007 at Xstrata Coal operations have been incorporated into guidance produced by the Australian government on achieving energy savings for industry.

Other key energy efficiency initiatives undertaken in 2007 include:

- The development of site Energy Savings Action Plans across Xstrata Coal sites with more than A$300,000 of energy savings being implemented through 40 projects;
- Amending procurement policies to use the replacement of equipment and plants as an opportunity to achieve a step change in efficiency;
- Amending the mining process, e.g. reconfiguring blast patterns or amending the swing method of draglines;
- Integrating improved energy planning into the design of new mines and projects;
- Engaging with suppliers to improve the energy efficiency of mining and metallurgical plant equipment, for example exploring the potential to use compressed natural gas (CNG) as a fuel source for plant machinery;
- Improving tyre management to reduce diesel consumption, prolong the life of tyres and reduce waste;
- Introducing filtering systems to recycle and reuse oil;
- Switching to lower carbon or more efficient power sources, for example a new and more efficient 30MW gas-fired power station at Mount Isa Mines has improved efficiency by around 1.0 GJ/MWh and saved approximately 50,400 GJ in 2007;
- Recycling waste including batteries, tailings, chrome fines (see Waste section on page 92);
- Introducing energy efficient lighting and diesel fuel monitoring systems; and
- Using waste heat to reduce electricity consumption, for example capturing heat from the roaster at Xstrata Zinc's San Juan de Nieva plant to generate electricity, using heat from the power plant to heat accommodation at the Raglan arctic operation, and Brunswick Mine's heat recovery project (see case study on page 79).

Further site-level initiatives are outlined in site and divisional and commodity business Sustainability Reports, available from Xstrata's website.

Alternative energy sources

Xstrata Copper is currently preparing a revised environmental impact study into the 600MW Rio Cuervo project, a potential new hydro electricity project in southern Chile. In early 2007, the regional environmental authorities advised that the initial EIS did not meet its criteria. We believe that Energía Austral could provide a responsible contribution to the country's energy needs, given the growth in energy demand forecast by the authorities for the coming years.

Xstrata Nickel is contributing $2 million over five years to the Cambrian College Sustainable Energy Centre in Canada to develop innovative new alternative energy products.

Xstrata energy
(petajoules)



Intensity*
47.6
58.7
58.2
55.4
61.9
112.7
02
03
04
05
06
07

*Relative intensity of primary processes per tonne of product

Xstrata purchased energy mix
by type



Nuclear 11%
Other 1%
Renewable 27%
Fossil fuels 61%

Environment



Tampakan's EMS co-ordinator, Sol Sato and local volunteer, Nelsa Dapat, monitor water quality at the Ta-al Falls, Philippines

Total water consumption (megalitres)


Intensity*
18,300
67,100
74,900
75,300
85,600
168,700
02
03
04
05
06
07

*Relative intensity of primary processes per tonne of product

Water management

Xstrata's Sustainable Development Policy sets out our commitment to continually improve the efficiency with which we use raw materials, energy and natural resources including water. Xstrata operates a number of sites in water-scarce regions, where a large number of industrial users together with communities rely on constrained sources of water, including coal operations in the Bowen Basin in central Queensland, some areas of South Africa and copper operations in north Chile (see Collahuasi case study page 83). A number of other operations are located in water abundant areas where we endeavour to share water across operations and where water quality, effluent treatment and control of discharges are key issues (see Ulan water management case study on page 84).

All managed operations are assessed with regard to actual and future potential water scarcity. In total, 19 sites have been identified as operations or projects where water availability is determined to present a current or future risk, including the non-managed Collahuasi operation and Brenda Mine, a closed site in Canada. Water management plans have been implemented for 16 (84%) of these sites and further work is being undertaken in this area by Xstrata Copper's north Chile division in 2008. Water management plans include an assessment of the requirements of communities and other users in the region and environmental factors and water balance studies. Water availability and potential impacts on water quality are key considerations in the expansion of existing operations or in the construction of new mines or metallurgical plants and are assessed through environmental impact assessments and feasibility studies. For example, the impact of confirmed and proposed expansions at Mount Isa Mines is being assessed and strategies to manage increased water requirements will be incorporated into the district's drought management plan, known as the Critical Water Sharing Arrangement. This plan was jointly developed by Mount Isa Mines, Mount Isa City Council and the Mount Isa Water Board. Xstrata Coal has set a target of 10%.

For mines with excess water, water sharing and water quality are the key considerations. For these operations, excess water is used to the greatest extent possible within the operation, extensive monitoring is conducted to ensure that any discharges offsite do not result in negative environmental impacts, including water treatment where necessary, and at some Australian coal operations, excess water is shared with mines in water-scarce regions through specially-constructed pipelines.

Performance and goals

Total fresh water use almost doubled to 168,700 megalitres (ML) on an absolute basis in 2007 due to the inclusion of the acquired Falconbridge operations (excluded in 2006). On a like-for-like basis, fresh water consumption declined by 5% year-on-year.

In 2007, 67% of Xstrata's water consumption was taken from surface water (including water from rivers and lakes) and 26% from groundwater (including rainwater). Potable water sources (municipal water supplies or other water utilities) contributed 7% of the Group's water supply.

Fresh water intensity (measured as raw ground and surface water use per tonne of product) increased by 8% due to the inclusion of a number of acquired nickel operations with higher water use in 2007 data, which altered the intensity profile of the Group. Xstrata's commodity businesses have set a target of reducing the water intensity of our operations in water-scarce regions by 5% over 2007 performance by 2010.

The Collahuasi mine, a joint venture between Xstrata, Anglo American and a consortium of Japanese companies, is a large copper open pit mine, located in the northern Chilean Andes. Water conservation is a crucial issue for Collahuasi, as water is a scarce resource for the area and large amounts of energy are required to pump it from deep wells. Reducing the water use per tonne of ore at Collahuasi enables more copper to be produced within the restrictions on fresh water extraction established by the technical and Chilean regulatory framework.

Collahuasi has developed a number of initiatives to optimise water usage at the concentrator. In the short and medium term these initiatives include, among others, the operation of a new 125 metre diameter high rate thickener. This will increase the tailings density and subsequently allow an estimated water use reduction of $0.04m^3$ per tonne. The new thickener is currently being fully tested and is expected to be operating by May 2008.

A detailed review of the water balance established a model for water consumption and this has been used to find further efficiencies and projects to save water through reuse and recycling. In addition, responsibilities for water reduction strategies have been included in employees' job descriptions to ensure reducing water consumption is an integral part of everyday work practices.

As a result of these initiatives, the average water consumption between April to December 2007 reduced by 7% to $0.605m^3$ per tonne compared to the same period during the previous year, exceeding Collahuasi's target for reducing water consumption to $0.62m^3$ per tonne. As a result of lowering unit consumption, the operations were able to process 2.2 million tonnes of additional ore with a copper grade of 1.15% and a recovery of 85.2%. This led to an estimated improved profit of $96 million.

Collahuasi continues to focus on efficient water usage and has set a target of reducing water intensity further from $0.62m^3$ per tonne to $0.58m^3$ per tonne by the end of 2008.

A 20% increase in capacity is planned at Collahuasi over next three years with further future expansions to double production. Efficient water usage is critical to support those expansions and is included as a key risk in the operation's risk register. The initiatives and projects already under way will continue to support water efficiency during the expansionary phase.

Additionally and aligned with its long-term growth strategy, Collahuasi is considering several new initiatives, including a paste tailings project which is expected to generate a step change in water efficiency. As fresh water conservation is a highly sensitive issue for the region, reducing water consumption is also important to maintain Collahuasi's reputation, both with the authorities and with the local community.


Improving fresh water efficiency is key for Collahuasi copper mine



Improving water quality at Xstrata Coal's Ulan Mines

Xstrata Coal operates both underground and open cut thermal coal mining operations near Ulan in New South Wales. The Ulan mine creates a significant water surplus, generating approximately 8.2 megalitres per day over its operational requirements. The excess water requires underground dewatering and the management and monitoring of water usage and quality.

Previously, surplus mine water was discharged, by licence, into the Goulburn River. However, studies have shown that this was not a sustainable solution in view of the volume of water produced by the underground mine as well as the variation in water quality. In response, Xstrata Coal formulated and implemented a comprehensive, long-term water management strategy for the mine while ensuring the responsible management of water.

The key elements of the water management strategy are based on an understanding of the amount of ground water produced and how these levels respond to mining and climatic variables; an appreciation of the onsite water quality and quantity; and the development of a site water management plan to effectively manage all water-related activities. Part of the water management plan involved developing a water treatment facility to enable water to be discharged offsite without negative environmental impacts.

Prior to implementation of the water management plan, Xstrata Coal carried out comprehensive consultation with all stakeholders including the mine management, the local community, downstream water users and regulatory bodies such as the Australian Government Department of Environment & Conservation and the Department of Natural Resources. The aim of the consultation process was to understand and to meet expectations as well as discussing the management of any effects from the discharged water.

A new technology was developed to manage water quality through a desalination treatment using reverse osmosis. A Reverse Osmosis Plant was installed, taking into account the surrounding environment and watercourse of Ulan Creek. Extensive stabilisation works were undertaken on the sandstone rock bar at the discharge point within the creek to ensure the stability of the watercourse.

The water treatment plant started operation with a six month trial in June 2006 which included the discharge of 977ML to the Goulburn River over a four month period (at an average of 7.53ML per day). Ecological monitoring of the water during the trial showed that the water discharged was of a good quality. The mine maintains 50 percentile and 100 percentile concentration limits of 800 $\mu s/cm^2$ and 900 $\mu s/cm^2$ respectively, which was established against a background water quality within the Goulburn River that ranges from 300 $\mu s/cm^2$ to 1100 $\mu s/cm^2$. Additionally there was an increase in the richness of macro-invertebrate species for the duration of the trial and positive results on the creek stability both pre- and post discharge.

Following the success of the trial, the plant was awarded its final licence for operation by the Department of Environment and Conservation in June 2007 which allows the release of up to 12 mega litres per day of water to the Goulburn River.

The discharge of treated water to the river has had positive impacts on the ecosystems reliant on the river, particularly during the recent drought conditions, which had reduced the Goulburn River and most other waterways in the area to dry sandy beds with small water holes. Discharged water from Ulan mine restored the river's flow and monitoring has shown increased biological and ecological activity within the receiving watercourse and adjacent riparian areas.

The controls used by Ulan's water management plan are acknowledged as industry best practice and the new technology developed to support the water treatment plant has generated significant interest from other local mining operations and from within the coal mining industry.

Phil English, Environment and Community Manager at Ulan Coal Mine said: "We are pleased with the outcome of this project which has been successful and timely. We have pushed the boundaries in developing the water management plan and demonstrated how mines can successfully operate with excess water."

The project demonstrates how excess water can be responsibly used by mining operations to bring about environmental, community and business benefits.

All Xstrata operations seek to increase recycling of water year-on-year. In 2007, recycled water use increased to 394,300ML from 101,300ML in 2006. The Xstrata Nickel Falcondo operation in the Dominican Republic is responsible for the majority of the increase in water recycling in 2007. This operation utilises a high volume of recycled water in the thermal power plant to condense steam from turbines and other equipment and in the process plant for cooling of large electrical motors, shaft furnace reactors, Electric Arc Furnaces transformers, slag launders, bus bars, contact pads and refractory walls. Water recycling increased at all other commodity businesses compared to the previous year as mining operations continued to increase the use of mine and recycled surface water for dust suppression.

Water discharged by Xstrata operations increased to 200,900ML, including 188,000ML from the former Falconbridge operations. A large proportion of water discharged is from the 21 closed sites acquired through the Falconbridge transaction where water is treated and discharged as a key part of post-closure obligations.

Xstrata fresh water use
by commodity business


Alloys 7%
Nickel 12%
Coal 12%
Zinc 15%
Copper 54%

Biodiversity and landscape functions

Policy and approach

Xstrata's Sustainable Development Policy sets out our commitment to preserve the long-term health, function and viability of the natural environment affected by our operations. We develop and implement scientifically sound technologies and procedures for the effective management and conservation of biodiversity and landscape functions in the areas affected by our operations. Our aim is to avoid net losses or degradation of natural habitats, biodiversity and landscape functions, for example watershed management, control of soil erosion and microclimate creation. As a member of ICMM, we have undertaken not to explore or mine in World Heritage listed sites. No Xstrata operations are adjacent to World Heritage designated areas.

SD Management Standard 10: Environment, Biodiversity and Landscape Function

Baseline biodiversity and landscape function studies are conducted at the feasibility or exploration phase of projects or as soon as practicable for acquired operations without an appropriate baseline study. Environmental risk assessments associated with impacts on biodiversity are undertaken for all new operations or major changes to existing operations. We consult with affected and concerned external stakeholders to develop and implement biodiversity and landscape function management systems and programmes.

We are also investigating the potential to support a number of regional biodiversity and conservation initiatives associated with operating regions, in partnership with government and conservation organisations.

Performance and goals

Xstrata owns, leases or manages a total of 2.5 million hectares of land, of which 18,328 hectares is located in or adjacent to biodiversity-rich areas, including 8,905 hectares in or adjacent to protected areas.

Every managed operation is required to implement a biodiversity conservation plan. Our target is for acquired operations to implement a biodiversity conservation plan within two years of acquisition. All managed operations have developed and implemented biodiversity conservation plans and sites acquired in 2006 are on track to achieve this target by the end of 2008. Sites and projects acquired in 2007 will implement biodiversity conservation plans by the end of 2009.

Protected areas

Protected areas are defined as areas of land or sea especially dedicated to the protection and maintenance of biological diversity and of natural and associated cultural resources, and managed through legal or other effective means.

The local Folu Bato B'laan tribe have been engaged by Xstrata Copper's Tampakan project to transport equipment









Flora and fauna at McArthur River Mine in the Northern Territory, Australia

Sealed curtains are inserted at Xstrata Nickel's Koniambo project to protect the water body from the construction site

"The Koniambo Project is developing a world class biodiversity management system and has a robust commitment to the maintenance and re-establishment of endemic species in New Caledonia. The knowledge, efforts and thought process entered into the system are the definition of sustainable development."

Independent lead auditor, 2007 Xstrata Sustainable Development Assurance Audit

Areas of high biodiversity value

Areas of high biodiversity value are defined as areas not subject to legal protection but recognised for important biodiversity features by governmental and non-governmental organisations. These include habitats that are a priority for conservation or have been identified as particular areas of high biodiversity value.

Biodiversity offsets

Biodiversity offset areas or nature reserves have been established at a number of operations to protect ecologically sensitive areas within our mining or exploration leases or to compensate for potential impacts on biodiversity from our operations. These include the voluntary 'like-for-like' biodiversity offset area at McArthur River Mine, Northern Territory Australia, where the underground mine is being converted to an open cut operation, entailing the diversion of a 5.5 kilometre section of the seasonal McArthur River and Barney Creek. The proposed offset area on the lower McArthur River and in the adjacent area of the Glyde River has been assessed to be similar in habitat to the area around the mine. Field studies were conducted in 2007 to assess the biodiversity value of the area. A technical document developed by consultants to provide guidance for the offset was endorsed in 2007 by the Federal Government and Conservation International following an international peer review and discussions are progressing with the Northern Territory government to implement the offset programme.

Offsets have also been established at a number of Xstrata Coal operations, including the voluntary establishment of the Newlands Nature Refuge in Queensland Australia comprising 4,300 hectares of land in which a number of threatened ecological communities and species have been identified. Of the 4,300 hectares protected, 530 hectares was established to offset the new Wollombi coal mine. The Mount Owen biodiversity offset strategy in New South Wales Australia includes the protection of 415 hectares for conservation purposes.

Xstrata managed operations in or adjacent to protected areas

Operation	Location	Protected area	Area (ha) of operation lease	IUCN category	Ecological sensitivity
Rolleston Mine (coal)	Bowen Basin, Queensland, Australia	Albinia National Park	5,632	II	Adjacent to Albinia National Park and operating in areas with endangered bluegrass community
Gaspé smelter (closed copper mine and smelter)	Quebec, Canada	Parc de la Gaspésie	2,397	II	Mine/smelter adjacent to a provincial park
Magnola (closed magnesium plant)	Quebec, Canada	Étang Burbank	800	III	Smelter adjacent to a wetland
San Juan de Nieva	Asturias, Spain	El Espartal Natural Monument	56	III	Smelter adjacent to a Litoral Protected Area
Nordenham	Nordenham Germany	Protected area under directive 79/409/EC	20	IV	Waste deposit surrounded on three sides by the protected area

Xstrata managed operations in or adjacent to areas of high biodiversity value

Operation	Location	Ecological sensitivity
Mount Owen mine (coal)	Hunter Valley, New South Wales, Australia	Ravensworth State Forest (IUCN category VI). Expansion will impact 35 hectares of State Forest and 56 hectares of native woodland; biodiversity offset has been established
United mine (coal)	Hunter Valley, New South Wales, Australia	207 hectares are of high habitat value; 30 hectare biodiversity offset area has been established for five species of conservation significance with six mammals and four bird species listed under NSW Threatened Species Conservation (TSC) Act and an additional seven migratory species listed under the EPBC Act. Fauna assemblages and listed species have also been identified in an additional 177 hectares. This area also allows a linkage between the Wollemi National Park and Wollombi Brook
Westside mine (coal)	Newcastle, New South Wales, Australia	Threatened species: *Tetratheca juncea* Endangered ecological community: Sydney Coastal Estuary Swamp Forest Complex; biodiversity offset has been established
Bulga mine (coal)	Hunter Valley, New South Wales, Australia	Multiple conservation areas with high aboriginal heritage significance including numerous artefacts on part of Loders creek. Habitat for several threatened species such as the eastern bent-wing bat, eastern free-tail bat, grey-crowned babbler, speckled warbler, hooded robin, diamond firetail, brown treecreeper and masked owl.
Wollombi, Oaky Creek, Newlands and Collinsville (coal)	Queensland, Australia	4,300 hectares has been established as the Newlands Nature Reserve by Xstrata Coal, including 520 hectares as an offset for mining operations at Wollombi Significant flora species include: Rare: *Atalaya calcicola; Macropteranthes leiocaulis, Actephila sessilifolia* Vulnerable: *Croton magneticus, Cadellia pentastylis, Marsdenia pumila* Significant fauna species include: Red goshawk *(Erythrotriorchis radiatus)*, Troughton's sheath-tail bat *(Taphozous troughtoni)*, ghost bat *(Macroderma gigas)*, eastern long-eared bat *(Nyctophilus timoriensis)*, yakka skink *(Egernia rugosa)*, ornamental snake *(Denisonia maculata)* Brigalow scaly-foot *(Paradelma orientalis)*, grey goshawk *(Accipiter novaehollandia)*, square-tailed kite *(Lophoictinia isura)*
McArthur River mine (zinc lead)	Northern Territory, Australia	Species identified in areas potentially affected by or adjacent to the conversion to open cut operations include: Endangered: Freshwater sawfish Near threatened: Carpentaria grass wren; spectacled hare wallaby; purple-crowned fairy wren; white-browed robin; grey falcon; Worrell's turtle Vulnerable: Australian bustard
Tweefontein (coal)	Witbank, South Africa	Vulnerable: Giant bullfrog; Bald ibis
Kroondal mine (chrome)	Rustenburg, South Africa	Adjacent to wetlands area (although not a protected area or listed in RAMSAR convention on wetlands of international importance)
Horizon mine (chrome)	Pilansberg, South Africa	Protected species or species of concern: *Gladiolus, Scadoxus, Sclerocarya* and *Euphorbia spp.* Data deficient: *Lemniscomys rosalia* (single-striped mouse)
Rietvly mine (silica)	Rustenburg, South Africa	Protected fern species *Pellea, Cussonia; Tristachya biserata* (previously listed as a red data grass species); Near threatened: *Leptailurus serval* (Serval) Data deficient: *Lemniscomys rosalia* (single-striped mouse)
Rhovan (vanadium)	Brits, South Africa	Endangered species that may potentially occur within Rhovan area were identified by using National Botanical Institute Research information and the Red Data List for plants of South Africa. these include: Endangered: one bird species Near threatened: six plant species, 15 bird species Rare: three plant species, two mammal species Vulnerable: ten bird species, five mammal species Least concern: one plant species
Xstrata Alloys Eastern mines (Thorncliffe and Helena chrome mines and Mototolo platinum JV)	Steelpoort, South Africa	Endemic 'red list' species within or adjacent to the lease area: Short stem carnation weed; Sekhukhune (Bushman's-tea); Blue Shield Fruit; Red Ivory (Rooi-ivoor); Sekhukhune Elephant-root *(Sekuhunebasboontjie)*; Data deficient: *Cicada Pycna Sylvia*

Environment

Xstrata managed operations in or adjacent to areas of high biodiversity value continued

Operation	Location	Ecological sensitivity
San Juan de Nieva smelter (zinc)	Asturias, Spain	Significant flora species: Sensitive to habitat alteration: *Crucianella maritima* Endangered: *Linaria supina* Significant fauna species: Vulnerable: *Hyla arborea, Rana perezi, Numenius arquata* Sensitive to habitat alteration: *Haematopus ostralegus* Special interest: *Hydrobates pelagicus, Riparia riparia*
Tintaya (copper)	Espinar, Peru	Endangered: Puya *(Puya raimondii Harms)* Near threatened: Chilean flamingo *(Phoenicopterus chilensis)*, Giant Gallareta *(Fulica gigantean)* Vulnerable: Parihuana or Andean flamingo *(Phoenicoparrus andinus)*, Common Bandurria *(Theristicus melanopis)*
Nordenham (zinc)	Nr Bremerhaven, Germany	Nordenham's jarosite pond is located inside an area proposed as a protected area under the European Union directive for protection of birds. One near-threatened species and six least concern species have been identified. Further studies are under way.
Koniambo (nickel)	New Caledonia	The project is within a region containing endemic species, and ecosystems including moist evergreen forest, swamp forest, savannah, mangroves and coral reefs. IUCN Red List species identified include three freshwater fish species, 50 plant species, two vulnerable reptiles, seven birds, three mammals, one shark, two marine fish, two vulnerable marine mammals, and four endangered or critically endangered turtles.
Montcalm (nickel)	Canada	Montcalm treated effluent is discharged to the Groundhog River Provincial Waterway Park. An area of 22 hectares along the riverbanks in the vicinity of the Montcalm operation is classified as a forest reserve. One red list species is listed for the Groundhog River: Least concern: Freshwater sturgeon *(Acipenser fulvescens)*
Araguaia (nickel)	Brazil	The project area encompasses large areas of intervened or overgrazed land and smaller areas at higher elevation which include remnant forest and endangered or vulnerable bird and mammal species. A comprehensive baseline study will be conducted in 2008 to supplement preliminary studies in 2007.

Life cycle management

SD Management Standard 13: Life Cycle Management

Policy and approach

Xstrata manages metals and mining operations at every stage in the life cycle, i.e. exploration, pre-feasibility, conceptual design, detailed design, procurement, construction, commissioning, operations, decommissioning, closure, rehabilitation, post-closure care and maintenance and disposal. In addition, Xstrata's strategy is to grow through acquisition, comprising due diligence, execution and integration activities.

We aim to identify and treat sustainable development risks and opportunities at each stage of the life cycle in a timely and integrated manner. This includes comprehensive baseline sustainable development assessments prior to commencing exploration or construction activities, the integration of sustainable development considerations into each phase of the operation's life, including planning for closure from the earliest stages in an environmentally and socially sustainable manner. Closure plans are required to include a full assessment of all significant sustainable development risks and controls, together with financial provisioning for closure and rehabilitation. Plans are reviewed annually, including a review of assumptions, cost estimates and potential commercial opportunities and in view of any changes in environmental, social or legal circumstances or technological developments. We aim to rehabilitate land progressively and as soon as possible after mining activity has ceased to return land to a post-closure use.

Following the acquisitions completed in 2006 and 2007, Xstrata manages over 120 operations, 15 major greenfield growth projects and over 40 brownfield expansion projects. The Group also assumed management control over 44 closed sites requiring ongoing management in Canada and the US from the former Falconbridge Group in September 2006. To reflect these risks and opportunities, Xstrata's revised Sustainable Development Standards and Assurance Programme incorporates phase-specific assurance audits for projects and a more comprehensive set of expectations relating to project development and closure planning. Projects that are moving into the next phase of development continue to be audited through the Xstrata Sustainable Development Assurance Programme on an annual basis.

Land disturbed vs land rehabilitated (ha)


disturbed
rehabilitated
1,654
2,362
2,142
1,734
3,822
992
03
04
05
06
07

Performance and goals

In 2007, Xstrata's managed operations and projects disturbed 3,822 hectares of land. We progressively rehabilitate land as soon as it becomes available and in 2007, 1,309 hectares were rehabilitated. Xstrata Coal operations accounted for 72% of land rehabilitated and 42% of land disturbed.

Closure plans are in place at all managed operations. Xstrata Coal has developed detailed closure planning guidance for its operations which was rolled out in early 2007. At the end of the year, 44% of sites had implemented the guidance with the remainder scheduled to complete implementation by the end of 2008. Xstrata Zinc is developing detailed closure planning guidance for sites in 2008.

In 2007, four Xstrata Nickel projects at various stages in their development were audited using the prototype project audits which form part of the revised Sustainable Development Assurance Programme. The average score attained by these projects was 67% (satisfactory). Three of the projects attained the minimum satisfactory score. One project scored 64%, just below the 65% minimum and will be reaudited in 2008. All Xstrata Nickel operations will participate in the Sustainable Development Assurance Programme in 2008.

Provisions for estimated costs required to provide adequate restoration and rehabilitation upon the completion of mining activities increased to $1,533 million as at 31 December 2007 ($1,080 million at 31 December 2006). These costs are expected to be incurred over the next 25 years. Some jurisdictions also require a bond, typically a bank guarantee, which is provided to government to cover closure costs or maximum liability over the term of the operating plan. In South Africa the rehabilitation trust fund is used to accumulate funds for rehabilitation liabilities relating to South African coal operations. Following completion of rehabilitation work and approval from the Department of Minerals and Energy, amounts are paid out from the fund. The trust fund is carried in our accounts at fair value and in 2007 amounted to $43 million.

There are 33 dust monitoring sites at Xstrata Copper's Ernest Henry Mine in Australia. Environmental Technician, Raelene Green, checks levels near to the mine's primary stockpile



Environment

Air emissions

Policy and approach

We reduce harmful emissions to air, water and land and use the highest reasonably practicable level of control from a recognised hierarchy of hazard controls to eliminate or minimise the impacts of our operations including point source, fugitive or accidental harmful emissions, as set out in our Sustainable Development Policy and SD Standard 10. The most significant air emission from Xstrata's operations is sulphur dioxide (SO_2) from metallurgical sites. Other air emissions include nitrous oxides (NOx), primarily from burning fossil fuels in vehicles and generators, and particulates.

SD Management Standard 10: Environment, Biodiversity and Landscape Functions

Performance and goals

Overall SO_2 emissions from managed operations increased by 46% compared with 2006 to 368,264 tonnes due to the inclusion of the Falconbridge acquisition.

Mount Isa Mines in north Queensland operates copper and lead smelters which collectively represent the most significant source of SO_2 emissions in the Group. Emissions of SO_2 from Mount Isa Mines decreased by 28,623 tonnes or 12% compared with 2006 to 209,770 tonnes. This performance represents a decrease of 6% and 19% in SO_2 emissions from the copper and lead smelters respectively. In 2007, SO_2 emissions from the copper smelter declined despite higher production rates, due to an improved SO_2 capture rate of 74% following the installation of new converter hoods. This compares to a capture rate of around 65%* on a tonnage basis in 2006. Plans are in place to increase total capture capacity at the copper smelter from 80% to a target of 95% by 2012. Weather conditions during 2007, combined with a planned 20 day maintenance shutdown of the acid plant in November and December resulted in a total of 1,345 forced downtime hours due to the intervention of our Air Quality Control department. This included 1,050 hours at the copper smelter and 294.5 hours at the lead smelter to control SO_2 levels in Mount Isa compared to 654 hours and 200 hours respectively in 2006. Overall the Mount Isa copper and lead smelters have reduced SO_2 emissions by 77% and 33% from the 2000 baseline level respectively.

*Previously reported as 80% capture; 80% represents the total capture capacity at the copper smelter

The Horne smelter and Notre-Dame neighbourhood in Quebec, Canada

Anibal Contreras takes anode samples at Xstrata Copper's Altonorte operation in Chile





NOx emissions rose to 1,523 tonnes compared to 1,193 tonnes in 2006, due to the inclusion of Falconbridge operations in the Group total in 2007.

SO_2 capture

Mount Isa Mines established a site-wide Smelter Emissions Project in July 2007 to identify opportunities to increase capture and treatment of sulphur dioxide and heavy metal emissions from the copper and lead smelters with a target of 95% capture for the copper smelter and 98% capture for the zinc-lead operations. The project has already resulted in a 20% increase in capture of blast furnace off-gases through the lead smelter's flue replacement programme, and copper converter hood replacement and ventilation improvements which have greatly increased capture of gas for treatment in the third-party owned acid plant at the site.

The Smelter Emissions Project team is developing further potential designs through a consultative process with stakeholders and, where feasible, will implement these controls during the next five years. A Panel Assessment Community Perceptions Survey on air emissions was completed in 2007 including interviews with 500 Mount Isa residents.

Work is under way at Xstrata Copper's Altonorte smelter in Chile to complete a $89 million expansion that includes initiatives to increase sulphur dioxide emission capture to 95% in 2009. Xstrata Nickel's Sudbury Smelter is implementing initiatives to attain its target of reducing SO_2 emissions to less than 25,000 tonnes per annum by 2015, representing a decrease of almost 40% compared to 2006 levels. The Horne smelter is targeting a capture rate of 95% or above in 2008.

Xstrata sulphur dioxide emissions
(tonnes)


2007
2006
Mount Isa Copper
121,723
129,672
Mount Isa Zinc/Lead
88,047
108,721
Altonorte
66,380
41,134
Sudbury Smelter
37,750
40,328
Horne
15,620
29,980
Brunswick Smelter
7,859
6,762
African Carbon Group
7,129
6,517
Kidd Metallurgical
7,020
6,234
*CEZ (25pct)
5,185
4,891
Rhovan
3,805
2,865
†Other
2,666
2,446
San Juan De Nieva
1,742
1,632
††Xstrata Alloys chrome smelter
778
1,184

*25% owned, emissions shown on 100% basis
†Other includes: Alumbrera, BRM, Hinojedo, Nikkelverk, Bowen Coke, CCR, Falcondo, Nordenham and Chartech.
††Xstrata Alloys chrome smelters: Boshoek, Lion, Lydenburg, Rustenburg and Wonderkop

Environment

Hazardous waste disposal and recycling

- Hazardous waste to offsite landfill
- Hazardous waste to onsite landfill[1]
- Hazardous waste recycled


1,082,799
1,009,968
853,977
784,782
04
05
06
07

[1] Hazardous waste to landfill for 2006 has been restated from 649,214 tonnes to 86,564 tonnes following the reclassification of jarosite waste in the form of jarofix at San Juan de Nieva smelter from hazardous to non-hazardous waste.

Waste and tailings management

Policy and approach

We reduce wastes and the toxicity of our wastes, as set out in our revised Sustainable Development Policy. All operations re-use, recycle or properly dispose of waste generated, minimising waste sent to landfill and maximising opportunities for recycling or reprocessing waste to reduce costs and generate additional revenues.

In addition to its environmental impact, waste produced by Xstrata's operations has cost implications, from the cost of producing the waste initially (e.g. the cost of removing overburden to enable mining of metalliferous ores or coal) to costs associated with responsible waste disposal or storage (e.g. waste stored in tailings dams, disposal of hazardous waste). We aim to progressively reduce the volume of waste disposed to landfill and for 2006 and 2007 we have estimated the greenhouse gas emissions from waste to offsite landfills, included in reported CO_2-e emissions (see page 72).

Xstrata's mining operations generate a large volume of waste rock from the removal of overburden to expose ores or coal, which is replaced in open cast or underground operations, re-used or stored in waste rock facilities. Processing wastes include tailings, course reject and slag and are generated from the processing of ore. Where possible processing wastes are recycled or re-used, and are otherwise stored in specially constructed tailings storage facilities and dams. Non-mineral waste is split between hazardous waste as defined by the Basel Convention 1992, including hydrocarbons, heavy metal contaminated sludges, medical waste and vehicle batteries, and non-hazardous or general waste. Tailings dam storage facilities are constructed according to international standards and are subject to regular external audits and risk assessments. No Xstrata operations dispose of tailings into rivers or the ocean.

SD Management Standard 10: Environment, Biodiversity and Landscape Functions
SD Management Standard 13: Life Cycle Management

Performance and goals

Xstrata's operations generated a total of 1.03 billion tonnes of waste in 2007, 8% higher than in 2006. Excavated rock and overburden, non-processed waste, accounted for 90% of waste generated.

Tailings from the depleted Nickel Rim North Mine at Sudbury, Canada are being studied for use as underground backfill for the new Nickel Rim South Mine

Raelene Green downloads data from an evaporation monitor at the tailings dam rehabilitation at Ernest Henry mine, Australia





Processing waste (including tailings, course reject, slag and sludges) accounted for 10% of total waste or 119 million tonnes in 2007, of which 7% or 7.8 million tonnes were recycled. The graph on this page shows the various processing wastes that were recycled in 2007, many of which were used to recover additional metal content.

Processing wastes recycled by type


Copper reverts 2%
Pallets 3%
Other 0.5%
Slimes 5%
Copper slag 6%
Slag containing metals 23%
Tailings 61%

Hazardous waste and general waste together comprise less than 0.1% of total waste generated. Hazardous waste reduced to 784,782 tonnes from 853,977 tonnes (restated from 1.4 million tonnes[1]) the previous year. Over 81% or 639,558 tonnes of hazardous waste generated was reused or recycled, compared to 90% in the previous year, and 14,000 kilolitres of waste oil was reused in blasting or recycled through off-site facilities.

General waste to landfill increased by 60% compared to 2006 to 958,500 tonnes. On a like-for-like basis, excluding Falconbridge, general waste to landfill increased by 7%. A small proportion of general waste was disposed of in off-site regulated facilities with the remainder disposed of in on-site regulated landfills.

Waste management plans were implemented at all Xstrata operations in 2006. We are on track to meet our target for all operations acquired in 2006 and 2007 to develop and maintain waste management plans including hazardous waste management and tailings disposal by the end of 2008. Over 95% of tailings dam facilities at managed operations were externally audited during 2007 to ensure integrity.

Recycling

Xstrata Recycling operates precious metal sampling facilities in East Providence, Rhode Island and San Jose, California. It also has commercial offices in Penang, Malaysia, Toronto, Canada and Zug, Switzerland. These facilities are part of Xstrata Copper's worldwide precious metal recycling network and are world leaders in the sampling of precious metal-bearing recyclable materials containing gold, silver, platinum, palladium and copper. After sampling at either East Providence or San Jose, materials are smelted and refined at Xstrata Copper's Horne Smelter and CCR Refinery respectively, both of which are in Canada. Over 120,000 tonnes of various metal-bearing materials are recycled through these facilities annually and in January 2008, Xstrata Recycling announced it would double the Horne Smelter's annual capacity to process electronic scrap to 100,000 tonnes. This responds to the growing supply of electronic scrap due to higher usage of electronic products, together with changes in waste regulations including the EU's Waste Electrical and Electronic Equipment (WEEE) Directive which requires all electronic scrap to be recycled.

In January 2008, the construction of a smelter dust treatment plant was completed to allow Altonorte to safely recycle the metallurgical dust that the smelter generates during the copper concentrate fusion process. The project involves an agitated tank leach process that dissolves part of the copper contained in the dust followed by filtration to separate the liquids and solids. The liquid solution (PLS) is transported to Xstrata Copper's Lomas Bayas open pit mine for processing in the SX-EW facility and the solids are re-fed into the Altonorte smelter. The two processes are expected to achieve a global recovery of 94.8% of the copper contained in the dust.

Mount Isa Mines commenced a small scale trial battery recycling programme at the lead smelter in 2007 which recycled approximately 53 tonnes. If this trial is successful, we will investigate expanding the programme further in 2008.

Waste rock and tailings

Xstrata's SD Standards and Guidelines set stringent expectations for the management of tailings and waste rock facilities. Acid rock drainage is a particular issue for these facilities and occurs when potentially acid-forming rock is exposed to air or water and forms







Nickel matte from the Sudbury smelter, Canada, arrives at the Nikkelverk refinery, Norway

In Argentina, Minera Alumbrera's biologist, Virginia Córdoba, conducts revegetation testing. These plants will be used to cover the tailings dam and waste dumps

Removing waste rock from Xstrata Zinc's Black Star Mine, Australia

sulphuric acid which leaches heavy metals such as lead, zinc, cadmium and mercury from the ore contained in waste rock. Left unchecked, acid rock drainage causes heavy metal contamination of land and water sources close to waste rock storage and tailings disposal facilities. This has been identified as a key risk at a number of operations where waste rock dumps are capped to prevent contact with the air or water, for example from rainfall.

Management processes in place at all managed operations to manage tailings disposal facilities include:

- Engineering designs of tailings facilities which comply with international standards regardless of location;
- Regular external inspections and audits of tailings dams;
- Regular physical stability control, risk assessments and monitoring;
- Leaching control, groundwater monitoring;
- Effluent treatment, for example seepage collection systems;
- Progressive rehabilitation or reclamation; and
- Planning including worst case scenario weather and geological conditions (e.g. seismic activity, 100-year floods, prolonged heavy rainfall, landslides).

At Raglan, tailings are stored in permafrost and temperature is therefore critical to the tailings placement and stability. Temperature monitoring equipment has been installed on the tailings stack to monitor thermal trends and progressive rehabilitation is performed annually and supervised by external experts to provide quality assurance. Raglan's Climate Change Steering Committee meets regularly to review the performance of the tailings stack, as well as to identify impacts with regards to global warming. This group has reviewed the tailings design assumptions against actual field conditions and forecast climate change trends and recommends improvements to planning and storage design to ensure the integrity of the tailings facility.

Black Star Open Cut (BSOC) zinc-lead mine at Mount Isa has commissioned and sponsored significant research into the cover system design and role of vegetation in the capping of waste rock dumps. This research includes mathematically modelling of potential moisture store and release cover system options. In early 2008, a field study will commence to identify the most economically and environmentally beneficial moisture store and release cover system option for the mine's waste rock dumps. BSOC has also sponsored the University of Queensland's Sustainable Minerals Institute research programme into the role that vegetation plays in cover systems in preventing moisture percolation into waste rock dumps. Currently very little is known about the role of vegetation in cover systems and the results of the research will help to ensure environmentally safe waste rock dumps and improved rehabilitation outcomes at Xstrata sites world wide.

In many regions, slag is used by Xstrata's operations or sold commercially as substrate for road construction, building aggregate, to make bricks or for landfill purposes. However, in South Africa, slag from chrome mining is classified as a hazardous substance (class 2) and its use for these purposes is prohibited. Xstrata Alloys is currently in discussions with the Department of Environmental Affairs and Tourism (DEAT) to reclassify slag. Slag samples are currently being tested at the Council for Scientific and Industrial Research (CSIR) in South Africa to ensure that acid is not created when the material comes into contact with rain and through toxicity characteristic leaching procedure tests. Based on the results of these tests, a material safety data sheet for each use will be drafted and presented to the DEAT. There is a very high demand in the building industry for this material, presenting us with an opportunity to realise value from a waste product and reduce our environmental footprint.

Xstrata Alloys has a waste management approach of 'reuse, reduce and recycle', in line with Xstrata's Sustainable Development Policy of reducing waste and improving the efficiency with which raw materials are used. The Bokamoso pelletising and sintering plant located at the Wonderkop operations takes waste material from mines and agglomerates it into pellets which are then used to heat its furnaces.

In 2004, Xstrata Alloys began to explore alternative supplies of chrome ore and means to improve the efficiency of the older and less efficient furnaces. A study regarding the use Outokumpu technology was conducted, a process that takes the fine ore waste material from the chrome mining operations, including the UG2 chrome tailings from the platinum mines, and uses a chemical process to agglomerate it into spherical pellets.

Following the successful outcome of the study, construction began in May 2005 on a mega chrome ore pelletising and sintering plant at the Xstrata-Merafe Chrome Venture's Wonderkop operations. The Bokamoso plant became operational in July 2007 and is now at full production, producing 1.2 million tonnes of chrome ore pellets annually, which are used to heat the furnaces at the smelters on the Western Limb.

The Bokamoso plant has substantially increased furnace efficiency. Annually, the pellets are used to produce 522,000 tonnes of ferrochrome. To achieve this level of production, 30% less ore is now required to fuel the furnace, there has been a subsequent 17% reduction in the amount of electricity used by the smelters and 42% less slag is produced. The reduced electricity consumption translates to a saving of 165,913 tonnes of coal and over 390,000KL of water.

The lifespan of the chrome mines has been extended, as 1.2 million tonnes of saleable ore per annum, equivalent to 2 million tonnes run of mine, has been replaced by the fine ore waste material. Approximately 40% less waste is being discarded annually due to the reduction in chrome mining, which has led to reduced levels of dust, fugitive emissions and reductants from the process. There has also been a 40% reduction of Cr6+ in furnace off-gas. Overall, the Bokamoso plant has cut CO_2 emissions by over 300,000 tonnes per annum and has decreased the release of ash by 88 tonnes, SO_2 by over 2,700 tonnes and NOx by over 1,200 tonnes per annum.

The fine ore material, now used in the Bokamoso plant, was previously stockpiled and this initiative has reduced the waste and working capital employed in storing the material. As the Bokamoso plant is located next to the fine ore platinum tailings, the compressed pellets are now transported to the smelters rather than previous wet material, which is heavier and of a greater volume, leading to a saving of approximately 170,000 litres of diesel per year.

Jurg Zaayman, Group Technical Manager for Xstrata Alloys said: "The Bokamoso plant has brought us a number of advantages and we are very pleased with the contribution the plant has made towards improving efficiency across the Group. With the recent power crisis in South Africa, responsible energy use is even more important to both the country and our operations and we are doing everything we can to reduce our power consumption further."

Xstrata Alloys' target of improving energy and greenhouse gas intensity across all of its operations by 5% while also reducing greenhouse gas emissions is being supported by the Bokamoso plant.



Xstrata Alloys

Bokamoso Pellet Plant uses waste to reduce energy consumption, GHG emissions and costs

Environment

At George Fisher zinc-lead mine at Mount Isa, tailings are recycled for use in the Pastefill Plant as a partial substitute for concrete for backfilling mined out voids in underground operations. Surface stockpiles of granulated slag, produced from historical smelting operations at Mount Isa, have properties that allow them to replace up to 50% of the cement consumed in backfilling underground voids. Approximately 3,700 tonnes of cement was replaced by slag grinding for underground fill in 2007. Concrete is an energy intensive product to manufacture and reduced cement production in 2007 has resulted in greenhouse gas savings of approximately 1,980 tonnes of CO_2-e together with associated cost savings from lower energy use.

Product Stewardship

SD Standard 14: Product Stewardship

We work with stakeholders to mitigate the environmental impacts of our products' life cycle and supply chain

Policy and approach

We work with our stakeholders to mitigate the environmental impacts of our products' life cycle and supply chain. Our Sustainable Development Policy and Standard 14 include our commitment to work with our stakeholders to mitigate the environmental impacts of our product lifecycle and supply chain and implement integrated systems to treat the impacts and risks associated with our products and services throughout their life cycle. This includes impacts that may occur at stages in the life cycle that are outside Xstrata's control, for example use, recovery, recycling and disposal. Product stewardship is a key component of commodity business Sustainable Development strategies. Our approach focuses on working through partnerships through industry associations and with customers, suppliers and other stakeholders to support research and innovation to improve the safe use and recycling of our products and the efficient extraction of metals and minerals. Material safety data sheets are provided for products and intermediaries and are made available to stakeholders, including product physical and chemical composition, risks to human health and first aid, fire, explosion, handling, storage and exposure control, spill and waste disposal, stability/reactivity, eco-toxicology and transportation information.

Performance and goals

In 2007, 29 operations were independently audited through Xstrata's Sustainable Development Assurance Programme (excluding projects) and achieved an average score of 73% (satisfactory) against Standard 14: Product Stewardship, compared to an average of 69% (satisfactory) at operations audited in 2006. A number of aspects of Product Stewardship are managed at divisional, commodity business and Group levels.

Industry associations

Xstrata plays an active role in a number of industry and commodity associations and initiatives to contribute to product stewardship and innovation in each of its key commodities, outlined below.

- International Council on Metals and Mining (ICMM) Guide on Material Stewardship
- Mining Association Canada Towards Sustainable Mining programme
- Minerals Council Australia Enduring Value programme
- Sustainable Minerals Institute, University of Queensland
- World Coal Institute
- Australian Coal Association
- GreenLead Project
- International Chromium Development Association.
- Vanadium International Technical Committee (Vanitec)
- Nickel Institute
- International Copper Association
- International Lead-Zinc Research Organisation

- International Zinc Association
- International Lead Association (chaired by Xstrata Zinc General Manager Britannia Refined Metals Neil Wardle)
- Lead Development Association International
- European Sulphuric Acid Association
- Cobalt Development Institute
- International Canadian Chemical Producers' Association; and
- European Association of Non-ferrous Metals (EUROMETAUX)

Xstrata Coal is working in partnership with a number of customers, government and research organisations to develop and demonstrate clean coal technologies to significantly reduce the carbon emissions associated with the combustion of coal to generate energy (see Climate Change page 75).

A number of Xstrata's products or technological developments have beneficial impacts on the environment:

- Copper is widely used to improve electrical efficiency and has two-thirds of the electrical resistance of aluminium. Uses include improving the efficiency of air conditioning, refrigeration systems, electric motors and computer hardware. It is also used to enhance the efficiency of renewable energy sources, including geothermal heat pumps, wind energy and more recently to reduce the cost of manufacturing solar cells.
- Vanadium is used as an alloy in carbon steel to improve its strength and allows for a 40% reduction in mass for equivalent strength in equipment and structures, reducing steel mill and process emissions, fuel usage, transportation costs and other impacts.
- Nickel-containing materials benefit from enhanced corrosion protection, high temperature strength, durability, cleanability, power generation and recyclability.
- Zinc is used as an environmentally-friendly method of preventing corrosion for steel.
- Xstrata Alloys has developed Premus technology that reduces the energy intensity of ferrochrome production by over 20% compared to conventional processes (see Energy page 80).
- Xstrata Technology markets a range of products to improve the environmental efficiency of mining and metals processing, smelting and refining operations.
- Xstrata Recycling processes scrap material to produce precious and base metals for re-use.

Copper cathodes at Collahuasi Mine, north Chile

Refined nickel at the Nikkelverk refinery, Norway





Summary of Key Sustainability Data

Economic indicators

$ million	2004	2005	2006	2007
Total Group Revenue[1]	6,462	8,050	17,102	[illegible]
Total Group EBIT[1]	1,498	2,520	5,765	[illegible]
Employee salaries and benefits	735	878	1,435	[illegible]
Royalties and taxes	212	611	1,412	[illegible]
Corporate social involvement	10	25	49	[illegible]
Dividends per share	2[illegible]US¢‡	31US¢‡	42US¢[1]	[illegible]

[1]Pre-exceptionals, continuing operations
‡Adjusted for rights issue impact

Production indicators

	2004	2005	2006	2007
Ferrochrome (kt)	[illegible],225	1,122	959	[illegible]
Vanadium pentoxide (k lbs)	2[illegible],067	20,166	21,651	[illegible]
Ferrovanadium (k kg)	5,791	4,936	4,907	[illegible]
Thermal coal (mt)[2]	48.1	52.2	65.6	[illegible]
Coking coal (mt)	5.2	4.8	5.6	[illegible]
Semi-soft coking (mt)	6.7	4.8	5.3	[illegible]
Total coal (mt)[2]	60.0	61.8	76.5	[illegible]
Total mined copper (contained metal) (kt)[1,2]	461	1,023	1,011	[illegible]
Total mined gold (contained metal) (koz)[1,2]	776	777	787	[illegible]
Nickel (kt)[2]	-	52.5	51.7	[illegible]
Ferronickel (kt)[2]	-	28.7	29.7	[illegible]
Cobalt (kt)[2]	-	1.4	1.4	[illegible]
Zinc in concentrate production (kt)[2,3]	312	713	670	[illegible]
Zinc metal production (kt)[2,3]	646	831	878	[illegible]
Lead in concentrate production (kt)[2,3]	144	260	218	[illegible]
Lead metal production (kt)[2,3]	126	237	231	[illegible]

[1]Includes Xstrata Copper's 44% share of Collahuasi and 33.75% share of Antamina
[2]2005 and 2006 pro forma figures adjusted on a 100% consolidated basis
[3]Includes Xstrata Zinc's pro rata share of CEZ production (25%) and Antamina production (33.75%)

Environmental indicators

	2004	2005	2006	2007
Direct energy use (PJ)	19.4	21.30	24.2	[redacted]
Total energy use (PJ)	58.2	55.4	61.9[1]	[redacted]
Total water use (ML)	74,900	75,300	85,600	[redacted]
Direct greenhouse gas emissions (CO_2 equivalent million tonnes)	8.7	7.6	10.3	[redacted]
Total greenhouse gas emissions (CO_2 equivalent million tonnes)	18.6	14.5	17.4[2]	[redacted]
Sulphur dioxide stack emissions (tonnes)	229,291	238,564	252,888	[redacted]
Oxides of nitrogen stack emissions (tonnes)	1,477	1,112	1,193	[redacted]
Total recycling and reuse of water (ML)	92,900	98,900	101,300	[redacted]
Land disturbed (hectares)	2,362	2,142	1,734	[redacted]
Land rehabilitated (hectares)	659	1,122	992	[redacted]
Category 1 incidents*	580	441	890	[redacted]
Category 2 incidents*	210	158	229	[redacted]
Category 3 incidents*	35	20	24	[redacted]
Category 4 incidents*	–	–	–	[redacted]
Category 5 incidents*	–	–	–	[redacted]
Prosecutions	–	–	–	[redacted]
Fines	$1,110	–	$8,100	[redacted]

[1]2006 figure restated from 63.2 PJ
[2]2006 figure restated from 15.9 (CO_2 equivalent million tonnes)
*Includes former Falconbridge data from September 2006

Social indicators

	2004	2005	2006*	2007
Total workforce	22,144	24,091	43,732	[redacted]
Permanent employees	16,766	17,628	28,198	[redacted]
Full-time contractors	5,378	6,463	15,882	[redacted]
Total employees covered by collective agreements	13,047	12,639	19,451	[redacted]
Fatalities	6	9	1	[redacted]
Total Recordable Injury Frequency Rate*	18.5	15.0	14.1	[redacted]
Lost Time Injury Frequency Rate*	5.3	4.3	3.3	[redacted]
Disabling Injury Severity Rate*	613	575	399	[redacted]
Health and safety prosecutions	–	–	–	[redacted]
Health and safety fines	–	–	–	[redacted]
Occupational illnesses*	82	37	58	[redacted]
Average hours of training per employee per year	117	69	69	[redacted]
Community complaints*	490	587	391	[redacted]

*Includes Falconbridge from September 2006
*Includes Eland, Anvil Hill and Tahmoor from November 2007
†Average employee and contractor numbers for 2007

GRI Content Index

Indicator	Description of indicator	Page reference	GRI indicator	UN Global Compact	ICMM Principle
Strategy and analysis					
1.1	Statement from the most senior decision maker about the relevance of sustainability to the organisation and its strategy	p2-3	●		2
1.2	Description of key impacts, risks, and opportunities	p2-3, p14-19	●		2
Organisational profile					
2.1	Name of the organisation	Inside cover	●		10
2.2	Primary brands, products, and/or services	Inside cover	●		10
2.3	Operational structure of the organisation	Inside cover	●		10
2.4	Location of organisation's headquarters	Inside cover	●		10
2.5	Number of countries where the organisation operates, and names of countries	Inside cover	●		10
2.6	Nature of ownership and legal form	Inside cover	●		10
2.7	Markets served including geographic breakdown, sectors served, and types of customers/beneficiaries	AR p32-38	●		9,10
2.8	Scale of the reporting organisation	Inside cover	●		9,10
2.9	Significant changes during the reporting periods	p10-12	●		2,10
2.10	Awards received in the reporting period	p70	●		10
Report parameters					
3.1	Reporting period for information provided	p10	●		10
3.2	Date of most recent previous report	p10	●		10
3.3	Reporting cycle	p10	●		10
3.4	Contact point for questions regarding the report or its contents	p12, Back cover	●		10
3.5	Process for defining report content	p12	●		10
3.6	Boundary of the report	p10	●		10
3.7	State any specific limitations on the scope or boundary of the report	p10	●		10
3.8	Basis for reporting on joint ventures, subsidiaries, leased facilities, outsourced operations, and other entities	p10-11	●		10
3.9	Data measurement techniques, and the basis of calculations	p10-12	●		10
3.10	Explanation of the effect of any re-statements of information provided in earlier reports, and reasons	p10-11	●		10
3.11	Significant changes from previous reporting periods in the scope, boundary, or measurement methods applied	p11-12	●		2,10
3.12	Table identifying the location of the standard disclosures report	p100-102	●		10
3.13	Policy and current practices with regard to external assurance	p12			10
Governance, Commitments and Engagement					
4.1	Governance structure of the organisation	p21	●		1
4.2	Indicate whether the Chair of the highest governance body is also an executive officer	p21	●		1
4.3	State the number of members of the highest governance body that are independent, and/or non-executive	p21	●		1
4.4	Mechanisms for shareholders and employees to provide recommendations or direction to the highest governance body	p27, AR p116-117	●		1
4.5	Linkage between compensation and the organisation's performance (including social and environmental performance)	AR p121-135	●		2
4.6	Processes in place for the highest governance body to ensure conflicts of interest are avoided	AR p21	●		1
4.7	Process for determining the qualification and expertise of Board members on economic, environmental, and social topics	p21	●		1
4.8	Statements of mission or values, codes of conduct, and principles	p23	●	1,2	1
4.9	Procedures for overseeing the identification and management of economic, environmental, and social performance	p23-25	●	1,2	1
4.10	Processes for evaluating Board performance, particularly with respect to economic, environmental and social performance	p21-22	●		2
4.11	Explanation of whether and how the precautionary approach or principal is addressed by the organisation	p25	●	7	2,4
4.12	Externally developed economic, environmental, and social charters, principles, or other initiatives to which the organisation subscribes or endorses	p23	●		1,10
4.13	Memberships in associations and/or national/international advocacy organisations	p31-32	●		1,10
4.14	List of stakeholder groups engaged by the organisation	p29-32	●		10
4.15	Basis for identification and selection of stakeholders	p29	●		10
4.16	Approaches to stakeholder engagement, including frequency of engagement by type and by stakeholder group	p29	●		10
4.17	Key topics and concerns raised through stakeholder engagement, and how the organisation has responded	p29	●		10

● Fully reported GRI indicator ◐ GRI indicator not reported ○ Partially reported GRI indicator n/a = Not applicable

1-10 UN Global Compact Principle by number *1-10* ICMM Principle by number AR = Xstrata Annual Report 2007

Indicator	Description of indicator	Page reference	GRI indicator	UN Global Compact	ICMM Principle
Economic indicators					
EC1	Direct economic value generated and distributed	p54	●		
EC2	Financial implications, other risks and opportunities for the organisation's activities due to climate change	p77	●		
EC3	Coverage of the organisation's defined benefit plan obligations	p49	●		
EC4	Significant financial assistance received from government[1]	n/a	n/a	10	
EC6	Policies, practices and proportion of spending on locally-based suppliers at significant locations	p55-56	●		
EC7	Procedures for local hiring, and proportion of senior management hired from the local community	p57	●		
EC8	Development and impact of infrastructure investments and services provided primarily for public benefit	p57-58	●		
EC9	Understanding and describing significant indirect economic impacts, including the extent of impacts	p53	●		
MM1	Identification of sites where the local economic contribution and development impact is of particular significance	p54	●		
MM2	Value added disaggregated to country level	p54	○		
Environmental indicators					
EN1	Weight of materials used by weight or volume	Datasheet**	●		6
EN2	Percentage of materials used that are recycled input materials	Datasheet**	●	8	6,8
EN3	Direct energy consumption by primary energy source	p80	●		6
EN4	Indirect energy consumption broken down by primary source	p80	●		6
EN5	Energy saved due to conservation and efficiency improvements	p79-81	●	8,9	6,8
EN6	Initiatives to provide energy-efficient or renewable energy based products and services, and reductions in energy requirements	p80-81	●	8,9	6,8
EN7	Initiatives to reduce indirect energy consumption and reductions achieved	p79-81		8	6,8
EN8	Total water withdrawal by source	p82	●		6,8
EN9	Water sources significantly affected by withdrawal of water	p82	○		
EN10	Percentage and total volume of water recycled and reused	p85	●	8	6,8
EN11	Location and size of land owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	p85	●	8	7
EN12	Description of significant impacts of activities on biodiversity in protected areas and areas of high biodiversity value	p85	●	8	7
EN13	Habitats protected or restored	p86	●		7
EN14	Strategies, current actions, and future plans for managing impacts on biodiversity	p86	●	8	7
EN15	Number of IUCN Red List species and national conservation list species with habitats in areas affected by operations, by level of extinction risk	p87-88	●	8	7
EN16	Total direct and indirect greenhouse gas emissions by weight	p73	●	8	6
EN17	Other relevant indirect greenhouse gas emissions by weight	p74	●	8	6
EN18	Initiatives to reduce greenhouse gas emissions and reductions achieved	p73, p96	●	8	6,8
EN19	Emissions of ozone-depleting substances by weight	Datasheet**	●	8	6
EN20	NOx, SOx, and other significant air emissions by type and weight	p90-91	●	8	6
EN21	Total water discharge by quality and destination	p85	●	8	6
EN22	Total weight of waste by type and disposal method	p92-93	●	8	6,8
EN23	Total number and volume of significant spills	p70	●	8	6
EN24	Weight of transported, imported, exported, or treated hazardous waste	p92-93	●	8	6,8
EN25	Identity, size, protected status, and biodiversity value of water bodies and related habitats significantly affected by discharges of water and runoff	p87-88	●	8	8
EN26	Initiatives to mitigate environmental impacts of products and services, and extent of impact mitigation	p71, p75-77	●	8	8
EN27	Percentage of products sold and their packaging materials that are reclaimed by category		●	8	8
EN28	Value and number of significant fines and non-monetary sanctions for non-compliance with environmental laws and regulations	p70	●	7,8	6
EN29	Significant environmental impacts of transporting products and other goods and materials		●	8	8
MM EN23	Total amount of land owned, leased, and managed for production activities or extractive use; total land distributed, total land rehabilitated	p89	●	8	7
MM3	The number/percentage of sites identified as requiring biodiversity management plans, and with plans in place	p85	●	8	7
MM4	Percentage of product(s) derived from secondary materials	p93	●	8	8
MM5	Policies for assessing the eco-efficiency and sustainability attributes of products	p93-94	●	8	8
MM6	Approach to management of overburden, rock, tailings, and sludges/residues	p93-94	●	8	6,8

*'Additional' GRI indicator **Sustainability datasheet is available from www.xstrata.com/sustainability

[1]No governments are shareholders in our operations

GRI Content Index

Indicator	Description of indicator	Page reference	GRI indicator	UN Global Compact	ICMM Principle
Labour Practices and Decent Work					
LA1	Total workforce by employment type, employment contract, and region	p47	●	6	3
LA2	Total number and rate of employee turnover by age group, gender, and region	p49	●	6	3
LA4	Percentage of employees covered by collective bargaining agreements	p48	●	3	3
LA5	Minimum notice period(s) regarding significant operational changes	p48	●	3	3
LA7	Rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities by region	p34-35, 39	●		5
LA8	Education, training, counseling, prevention, and risk-control programmes in place regarding serious diseases	p42-47	●		5
LA9*	Health and safety topics covered in formal agreements with trade union	p34	●		5
LA10	Average hours of training per year per employee by employee category	p49	●		2
LA11	Programmes for skills management and lifelong learning	p49, p58-59	●		3
LA12	Percentage of employees receiving regular performance and career development reviews	p49	●		3
LA13	Composition of governance bodies and breakdown of employees per category according to gender, age group, minority group membership, and other indicators of diversity	p50	●	6	3
LA14	Ratio of basic salary of men to women by employee category	p50	●	6	6
MM12	Approach to identifying, preparing for, and responding to emergency situations	p26, p64	●		4
MM13	Number of new cases of occupational disease by type. Programmes to prevent occupational disease	p39-41	●		5
Human Rights					
HR1	Percentage and total number of significant investment agreements that include human rights clauses or human rights screening	p27	○	1,2	1,3
HR2	Percentage of significant suppliers and contractors that have undergone screening on human rights and actions taken	p27	●	1,2	1,3
HR3	Employee training on policies and procedures concerning aspects of human rights	p27-28	●	1,2	1,3
HR4	Total number of incidents of discrimination and actions taken	p48	●	6	6
HR5	Operations identified in which the right to exercise freedom of association and collective bargaining may be at significant risk	p48	●	3	3
HR6	Operations identified as having significant risk for incidents of child labour	p28	●	5	3
HR7	Operations identified as having significant risk for incidents of forced or compulsory labour	p28	●	4	3
HR8	Percentage of security personnel trained in policies or procedures concerning human rights	p27-28	●	2	3
HR9	Total number of incidents of violations involving rights of indigenous people and actions taken	p28	●	2	3
MM11	Process for identifying local communities' land and customary rights, including those of indigenous peoples, and grievance mechanisms used to resolve any disputes	p63	●		3
Social Performance Indicators					
SO1	Nature, scope, and effectiveness of any programmes and practices that assess and manage the impacts of operations on communities, including entering, operating, and exiting	p53	●		4,9
SO2	Percentage and total number of business units analysed for risks related to corruption	p26	●	10	10
SO3	Percentage of employees trained in organisation anti-corruption policies and procedures	p26	●	10	1,10
SO4	Actions taken in response to incidents of corruption	p27	●	10	10
SO5	Public policy positions and participation in public policy development and lobbying	p31	●		1
SO6	Total value of financial and in-kind contributions to political parties, politicians, and related institutions by country	p26	●		1
SO7	Total number of legal actions for anti-competitive behaviour, anti-trust, and monopoly practices and their outcomes	No incidents	●		1
SO8	Monetary value of and total number of fines or non-monetary sanctions for non-compliance with laws/regulations	p70	●		1
MM7	Description of significant incidents affecting communities during the reporting period, and grievance mechanisms used	p60-61	●		3,9
MM8	Description of programmes in which the reporting organisation has been involved that addressed artisanal and small-scale mining (ASM)	n/a	n/a		
MM9	Description of resettlement policies and activities	p65	●		3,9
MM10	Number or percentage of operations with closure plans, company policy, stakeholder engagement processes, frequency of plan review, and amount and type of financial provisions for closure	p88-89	●		2,9
Product Responsibility					
PR1	Life cycle stages in which health and safety impacts of products and services are assessed for improvement	p96	●		8
PR3	Type of product and service information required by procedures, and percentage of significant products and services subject to such information requirements	p96	●		8
PR6	Programmes for adherence to laws, standards, and voluntary codes related to marketing communications, including advertising, promotion, and sponsorship	n/a	n/a		-
PR9	Monetary value of significant fines for non-compliance with laws/regulations concerning the provision and use of products and services	None	●		1,8

● Fully reported GRI indicator ◉ GRI indicator not reported ○ Partially reported GRI indicator n/a = Not applicable

1-10 UN Global Compact Principle by number *1-10* ICMM Principle by number AR = Xstrata Annual Report 2007

Independent assurance report by Deloitte & Touche LLP to Xstrata plc on its Sustainability Report 2007 ('the Report')

Deloitte.

What we looked at: scope of our work

Xstrata plc ('Xstrata') has engaged us to give assurance on:

- **Group sustainability reporting using the AA1000 principles** – Xstrata's description on page 12 of its approach to sustainability reporting at Group level using the principles of materiality (how they identify material issues), completeness (how they report comprehensively on all material issues) and responsiveness (how they respond to stakeholder concerns) set out in the AccountAbility 1000 Assurance Standard (AA1000 AS); and
- **GRI application level** – whether Xstrata's self-declared application level of the Global Reporting Initiative's (GRI) G3 sustainability reporting guidelines on page 12 is not materially misstated.

What standards we used: basis of our work and level of assurance

We carried out limited assurance in accordance with the International Standard on Assurance Engagements 3000 (ISAE 3000). Limited assurance is designed to give a similar level of assurance to that obtained in a review of interim financial statements. To achieve limited assurance ISAE 3000 requires that we review the processes, systems and competencies that deliver the information in the areas on which we provide assurance. It does not include detailed testing of source data or the operating effectiveness of processes and internal controls. This provides less assurance and is substantially less in scope than a reasonable assurance engagement.

The evaluation criteria used for the first subject matter above are based on the AA1000 AS principles of materiality, completeness and responsiveness and Xstrata's application of these principles in preparing the Report, as described on page 12. This subject matter and criteria are primarily of a qualitative nature, assessing whether the reporting provides the main audience for the report (i.e. the investment community as defined on page 10) a useful understanding of Xstrata's sustainability approach taken as a whole. To perform this evaluation, limited review of reported quantitative performance information and, where relevant, review of the supporting evidence for such information has been performed. However, it does not provide assurance of performance information in the Report.

What we did: key assurance procedures

Considering the risk of material error, a multi-disciplinary team of Corporate Responsibility and assurance specialists planned and performed our procedures to obtain the information and explanations we considered necessary to provide sufficient evidence to support our assurance conclusion. Key procedures included:

- Review of Xstrata's own Sustainable Development (SD) assurance programme for 2007 to evaluate its quality and consistency in supporting Xstrata's Group SD framework. This included interviewing the process owner of Xstrata's SD assurance programme; reviewing the documentation used for the SD assurance framework; and reviewing 2007 SD assurance reports for four sampled Xstrata operations;
- Interviews with five managers at Xstrata head-office, including those responsible for Xstrata's Group sustainability approach and reporting to understand Xstrata's approach to sustainability management and reporting;
- Review of meeting minutes from 2007 meetings of Xstrata's Board HSEC committee and selected meeting minutes of 2007 meetings of Xstrata's executive management to assess their deliberations on sustainability management and reporting;
- A limited analysis of public information relating to Xstrata and industry practices regarding sustainability performance during the year;
- Visits to one commodity business (Xstrata Copper) and four sampled operating sites across different commodity businesses; and
- Analysis and high-level review of sampled documentation to obtain a high-level understanding of the key structures, systems, processes, procedures and controls relating to:
  - Stakeholder identification, engagement and responsiveness, including reviewing stakeholder outcomes and how stakeholder concerns are reflected in the report;
  - Management and governance structures used for managing sustainability;
  - Presentation of the Sustainability Report against GRI G3 guidelines;
  - Implementation of sustainability related policies, internal audit and other monitoring activities; and
  - Sustainability Report development and approval process, including the selection of material issues to be reported on, related key performance indicators, review of draft and final reports, and other features of the Sustainability Report.

What we found: our assurance conclusion

Based on the assurance work we have concluded that:

- **Group sustainability reporting using AA1000 principles** – Nothing has come to our attention indicating that Xstrata's description on page 12 of how it uses the AA1000 AS principles of materiality, completeness and responsiveness in preparing the Sustainability Report is materially misstated; and
- **GRI application level** – the reported application level of GRI on page 12 is not materially misstated.

Our further comments

In accordance with the requirements of the AA1000 AS and without affecting our assurance opinion, Xstrata has also asked us to provide our key observations and recommendations for improvement.

Xstrata has made the following key improvements in its sustainability approach since last year:

- Improved environmental performance reporting with key performance indicators and targets on emissions of CO_2-equivalents, energy usage and water consumption being normalised to tonne of production (intensity measures);
- Developed and further integrated the SD assurance process into the business, with the ownership of the process having been devolved to commodity businesses and by streamlining the process further;
- Improved the Report's stakeholder responsiveness by further clarifying stakeholders' general concerns and expectations on page 29; and
- Completed a review on its sustainability approach resulting in an improved SD Governance framework being approved by the Board at the end of 2007.

Our key recommendations to Xstrata for future improvement in its sustainability approach are to:

- Improve further the quality of sustainability performance information, especially by improving the quality of operational data-input into the Group sustainability database;
- Continue to improve the SD assurance process by integrating it further with other internal assurance processes and ensuring it supports the quality of Group sustainability performance information; and
- Consider expanding the description of how the SD management framework operates at commodity business level to increase the understanding of how Xstrata manages sustainability.

Responsibilities of Directors and independent assurance provider

The Directors are responsible for the preparation of the Sustainability Report and for the information and statements contained within it. They are responsible for determining Xstrata's objectives in respect of sustainability performance and for establishing and maintaining appropriate performance management and internal control systems from which the reported information is derived.

Our responsibility is to independently express conclusions on the reliability of management's assertions on selected subject matters as defined within the scope of work above.

Our team performed the engagement in accordance with Deloitte's independence policies, which cover all of the requirements of the International Federation of Accountants (IFAC) Code of Ethics and in some areas are more restrictive. We confirm to Xstrata that we have maintained our independence and objectivity throughout the year, including the fact that there were no events or prohibited services provided which could impair that independence and objectivity in the provision of this engagement.

This report is made solely to Xstrata plc in accordance with our letter of engagement for the purpose of the Directors' governance and stewardship. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Xstrata plc for our work, for this independent assurance report, or for the conclusions we have formed.

Deloitte & Touche LLP
London, United Kingdom, 17 April 2008

Glossary

AA1000 Assurance Standard (AA1000AS) – the first non-proprietary, open-source Assurance Standard that covers the full range of an organisation's disclosure and performance, based on assessment of reports against three Assurance Principles: Materiality; Completeness; and Responsiveness.

AIDS – Acquired immune deficiency syndrome.

AS/NZS 4801 – Australia/New Zealand Standard specifying requirements for an occupational health and safety management system.

BEE (black economic empowerment) – a South African government policy to increase the participation of black people in the ownership, management and control of economic activities.

Biodiversity – Biodiversity is an abbreviation of 'biological diversity' and means the variability among living organisms from all sources, including land based and aquatic ecosystems, and the ecosystems of which they are part. These include diversity within species, between species, and of ecosystems.

Biodiversity offset – The setting aside of an area to compensate for the disturbance of biodiversity.

Business Principles – Xstrata's Statement of Business Principles sets out the ethical framework for the way we work globally. The statement sets out specific aspirations and commitments that apply to the company's relations with its customers, employees, shareholders, partners, suppliers and in the communities where it operates.

Carbon intensity – calculated as CO_2-e tonnes per tonne of product.

CCS – Carbon capture and storage, the capture and storage of CO_2 produced by combustion of coal.

CCSD – Cooperative Research Centre for Coal in Sustainable Development in Australia.

'Clean coal' technology – a range of different technologies to reduce or eliminate the carbon emissions associated with the combustion of coal.

Closure plan – A formal document detailing a costed conceptual outline of how the operation will be closed, taking into account prevailing social and environmental issues.

CO_2-e – Carbon dioxide equivalent is a standard metric by which greenhouse gases other than carbon dioxide are converted to CO_2 equivalence to facilitate comparisons and quantification.

Colliery – Underground coal mine.

Combined Code on Corporate Governance – The UK's Combined Code on Corporate Governance sets out standards of good practice in relation to issues such as board composition and development, remuneration, accountability and audit and relations with shareholders.

Commodity business – Xstrata's activities are structured into global commodity businesses organised along commodity lines: Xstrata Alloys, Xstrata Coal, Xstrata Copper, Xstrata Nickel, Xstrata Zinc and Xstrata Technology.

CRC – Co-operative Research Centre.

Critical Incident (CI) – An incident which has caused a fatality or life threatening injuries to a person; damage to assets or property, or loss of operations, to a value greater than US$10 million; a category 4 or category 5 environmental incident or; media attention/public exposure of a serious, negative consequence.

dBA – Decibels adjusted (measurement of noise intensity).

DEAT – Department of Environmental Affairs and Tourism, South Africa.

Disabling Injury – Calculated as Lost Time Injuries plus Restricted Work Injuries (LTI + RWI).

DISR – Disabling Injury Severity Rate. The number of disabling injuries per million hours worked.

EIS – Environmental Impact Study

EITI (Extractive Industries Transparency Initiative) – The Extractive Industries Transparency Initiative (EITI) aims to increase transparency in transactions between governments and companies within extractive industries.

Environmental Incident categories – Incidents are classified on a scale ranging from 1 to 5 representing extent of environmental impact.

EMPR – Environmental Management Programme Report (the South African equivalent of an Environmental Impact Study).

EMS – Environmental Management System(s).

Fatality – A death resulting from an occupational injury or illness and identified within the reporting period.

Fresh water intensity – raw ground and surface water use per tonne of product.

GJ – Gigajoules (1 GJ = 1,000,000,000 joules).

Global Compact – the UN Global Compact is a voluntary corporate responsibility initiative to advance ten universal principles in the areas of human rights, labour, the environment and anti-corruption.

GHGs – Greenhouse gases

GRI – Global Reporting Initiative – a multi stakeholder, international process whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines to assist corporations in reporting on the economic, environmental, and social performance of their operations.

ha – Hectares (1 ha = 10,000 square metres).

HDSA – Historically disadvantaged South African.

High Potential Risk Incident (HPRI) – An incident which could have resulted in a Critical Incident (CI).

HIV – Human immunodeficiency virus.

Hours worked – Total number of hours worked by employees, including overtime and training, excluding leave, sickness and other absences, including the total number of contractor hours worked on site during the year.

HSEC – Health, safety, environment and community

ICMM – International Council on Mining and Metals.

ILO – International Labour Organisation.

ISO 14001 – The International Standardisation Organisation's standard for environmental management systems.

IUCN – International Union for the Conservation of Nature and Natural Resources, also known as the 'World Conservation Union'.

Jarofix – jarosite is transformed into jarofix, a solidified, stabilised, inert material (non-hazardous waste).

Jarosite – iron sulphate (classified as a hazardous waste).

Land disturbed – Land disturbed by operational activities.

Land rehabilitated – Land disturbed by operational activities and then reshaped and revegetated.

Longwall – Series of equipment, including hydraulic jacks and a shearer, used to mine coal in an underground mine.

LPG – Liquid petroleum gas.

LTI – Lost Time Injury – an occupational injury or illness that results in days away from work on any rostered shift subsequent to that on which the injury occurred. A fatality is also recorded as a LTI.

LTIFR – Lost Time Injury Frequency Rate = LTI x 1,000,000/hours worked.

m^3 – Cubic metres.

MAC – Mining Association of Canada.

Materiality – disclosing all information of significant concern to stakeholders for assessing our economic, environmental, and social performance.

MCA – Minerals Council of Australia.

Megalitre or ML – 1 megalitre = 1,000,000 litres or 1,000 kilolitres.

µg/dl – Micrograms per decilitre (a metric unit of volume equal to one-tenth of a litre).

Millennium Development Goals – eight goals agreed by the United Nations in 2000 with a view to tackling global poverty.

Mining Charter – The policy objective stated in the South African Mineral and Petroleum Resources Development Act to expand opportunities for historically disadvantaged persons to enter the mining and minerals industry or benefit from the exploitation of the nation's mineral resources

MPRDA – the South African Minerals and Petroleum Resources Development Act, 2004 governs the transfer of mining rights and grant of mining authorisations.

Mt – Megatonnes (1 Mt = 1,000,000 tonnes).

MTI – Medical Treatment Injuries – an occupational injury / illness which is not classified as an LTI or RWI, but which results in loss of consciousness or medical treatment after first aid.

MW – Megawatt, a unit for measuring electric power, which has the value of 1,000,000 watts.

NGOs – Non-governmental organisations

NIHL – Noise-induced hearing loss.

Non-trading items – non trading items are material items of income and expense, which, due to their nature or expected infrequency are presented separately.

NO_x – Oxides of nitrogen (nitric oxide and nitrogen dioxide).

NT – Northern Territory, Australia.

Occupational illness – An occupational illness is registered when it is confirmed as a work related compensable case by a medical practitioner/physician.

OHSAS 18001 – Occupational Health and Safety Assessment Series (specifications for occupational health and safety management systems).

PGMs – Platinum group metals.

PPE – Personal protective equipment.

PJ – Petajoule (1015 joules)

Premus technology – proprietary technology for the production of ferrochrome, developed and patented by Xstrata Alloys. Premus technology has significant cost and environmental benefits compared to existing technology.

Raw water – Untreated water extracted from groundwater, dams or rivers. Groundwater is extracted from wells, bores, cut off trenches and mine dewatering both on and off site. Surface water is defined as water from streams, lakes and dams including storm water and collected runoff.

Recycled water – Recycled/re-used water is water:

- that has been used at least once in a process within the operation or at another operation within the organisation; and
- that would otherwise be part of a waste stream; and
- if not re-used, would require the input of raw water.

Red List – IUCN Red List of Threatened Species

Reductant – Reducing agent, the electron donor in an oxidation-reduction (redox) reaction.

ROM – Run of mine.

RWI – Restricted Work Injury – An occupational injury or illness that results in a person being physically or mentally unable to perform all or any part of his/her normal assignment during any rostered shift subsequent to that on which the event occurred, that is, where: (1) the employee was assigned to another job on a temporary basis; (2) the employee worked at a permanent job less than full-time; or (3) the employee worked at his or her permanently assigned job but could not perform all the duties normally connected with it.

SD – Sustainable Development.

SD Assurance Programme – Under the SD Assurance Programme operations and projects which achieve set SD performance criteria, including previous audit performance, will be selected to move to annual self-assessments in 2008. Operations and projects not meeting this standard will continue to have the audit protocol independently applied.

SD Standards – a set of 17 standards which set out corporate performance expectations for each operation and against which sites and commodity businesses are independently audited through the Xstrata SD Assurance Programme.

SME – Small and medium sized enterprise(s).

Social Involvement Plan (SIP) – A plan produced by each Commodity Business which determines engagement with local communities, and details the range of initiatives to be undertaken and the financial and other resources dedicated to social involvement.

Tailings and tailings dams – The fine fraction of waste rock remaining after the mining and on-site processing of mineral resources. Tailings are piped into engineered impoundments known as tailings dams

Total fresh water – The sum of all water drawn into the boundaries of the reporting organization from all sources (including surface water, ground water, rainwater, and municipal water supply) for any use over the course of the reporting period.

Transformation – In South Africa, the term transformation describes the ongoing process to develop a sustainable, equitable society and economy in South Africa.

TRI – Total Recordable Injuries – a measure that includes:

- Lost Time Injuries (including fatalities);
- Restricted Work Injuries; and
- Medical Treatment Injuries.

TRIFR – Total Recordable Injury Frequency Rate = (LTI + RWI + MTI) x 1,000,000/hours worked.

VCT – Voluntary counselling and testing for HIV/AIDs.

Waste water discharged – Total volume of effluent discharged to: surface water for irrigation; third parties for treatment; and rivers or oceans.

Sustainable Development Policy

We are committed to the goal of sustainable development. We balance social, environmental and economic considerations in how we manage our business. We believe that operating to leading standards of health, safety and environmental management, contributing to the development of sustainable communities, and engaging with our stakeholders in two-way, open dialogue, regardless of our location, enhances our corporate reputation and is a source of competitive advantage. This enables us to gain access to new resources, maintain a licence to operate, attract and retain the best people, access diverse and low-cost sources of capital, identify and act upon business opportunities, and optimise our management of risks.

We comply in full with the laws and regulations in each country where we operate. In addition, we operate in accordance with Xstrata's sustainable development framework, aspiring to achieve the highest international standards regardless of location and without exception. We conduct regular internal and external audits of our businesses and operations to assure compliance with our business principles, policies and standards.

Health and Safety

We aim to operate a safe workplace that is injury- and fatality-free, and to enhance the well-being of employees, contractors and communities. To achieve this:

- we provide visible safety leadership, and appropriate leadership development and training at every level;
- we foster and maintain a positive safety culture, behaviour, and awareness;
- we identify and eliminate or mitigate safety, occupational and community health and hygiene hazards;
- we maintain operational integrity;
- we apply safe work systems and occupational and community health and hygiene programmes;
- we actively engage with and monitor contractors, suppliers and business partners so that they understand and respect our occupational and community health and safety standards;
- we encourage and support our people and the communities associated with our operations to participate in programmes which enhance their health and well-being;
- we report, manage and learn from injuries, illnesses and high potential incidents; and
- we prepare for and effectively respond to emergencies and crises.





Environment

We aim to preserve the long-term health, function, and viability of the natural environments affected by our operations. To achieve this:

- we act as responsible stewards of our owners' assets and operate to leading practice environmental standards;
- we eliminate, mitigate or remediate the environmental impacts of our activities;
- we continually improve the efficiency with which we use raw materials, energy and natural resources;
- we reduce our direct and indirect greenhouse gas emissions and work with other organisations, governments and groups to address climate change;
- we reduce harmful emissions to air, water and land;
- we avoid net losses or degradation of natural habitats, biodiversity and landscape functions;
- we reduce wastes and the toxicity of our wastes;
- we prevent or mitigate the impacts of adverse environmental incidents; and
- we work with our stakeholders to mitigate the environmental impacts of our product life cycle and supply chain.



Sustainable Communities

We contribute to the social and economic development of sustainable communities associated with our operations. To achieve this:

- we identify the communities and other stakeholders associated with our operations and actively engage with them in a culturally appropriate and transparent manner as early as possible and throughout the life cycle of our operations to establish relationships based on mutual benefit and active participation;
- we respect the culture, customs, interests and rights of communities, including indigenous peoples and vulnerable or previously disadvantaged groups;
- we work with governments, local authorities, community representatives, inter-governmental and non-governmental organisations and other interested parties to develop and support projects that benefit the communities associated with our operations;
- we contribute a minimum of 1% of Group profit before tax each year to fund initiatives that benefit the communities associated with our operations, particularly those located in remote areas or in regions with a lower level of social and economic development and infrastructure;
- we manage our funding so that our community initiatives receive stable and continuing financial support; and
- we work to minimise the adverse impacts of our operations on the communities in which we operate and to avoid sole dependence on our operations.


xstrata

Our People

We maintain a safe workplace that is based on mutual respect, fairness and integrity. To achieve this:

- we do not tolerate any form of workplace discrimination, bullying, harassment or physical assault and we provide a fair and non-discriminatory employee grievance system;
- we value diversity and treat all employees and contractors fairly, providing equal opportunity at all levels of the organisation without bias;
- we employ and promote employees on the basis of merit while upholding legislation in regions that aim to benefit historically disadvantaged groups;
- we provide fair remuneration;
- we stipulate and enforce a drug- and alcohol-free workplace;
- we collect personal and private information about employees in a legal and ethical manner and take every precaution to protect the privacy of our employees and their personal information;
- we uphold the right of employees to freedom of association and collective bargaining;
- we provide appropriate training and development opportunities; and
- we consult, communicate and provide appropriate support to employees during significant organisational changes including closures, acquisitions, mergers and divestitures.

ML Davis, Chief Executive – December 2007

SEC Mail
Mail Processing
Section
JUL 10 2008
Washington, DC
106

xstrata

Xstrata plc Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

xstrata

Sustainable Development Standards



We will grow and manage a diversified portfolio of metals and mining businesses with the single aim of delivering industry-leading returns for our shareholders. We can achieve this only through genuine partnerships with employees, customers, shareholders, local communities and other stakeholders, which are based on integrity, co-operation, transparency and mutual value-creation.

1 Leadership, Strategy and Accountability
2 Planning and Resources
3 Behaviour, Awareness and Competency
4 Communication and Engagement
5 Risk and Change Management
6 Catastrophic Hazards
7 Legal Compliance and Document Control
8 Operational Integrity
9 Health and Occupational Hygiene
10 Environment, Biodiversity and Landscape Functions
11 Contractors, Suppliers and Partners
12 Social and Community Engagement
13 Life Cycle Management – Projects and Operations
14 Product Stewardship
15 Incident Management
16 Monitoring and Review
17 Emergencies, Crises and Business Continuity

1 Leadership, Strategy and Accountability

Intent

Xstrata management, employees and contractors demonstrate visible sustainable development (SD) leadership, address and pursue its performance with the same priority as other key areas of business performance and understand and accept their SD accountabilities.

Xstrata management develops and implements well-founded and effective SD strategies at the different levels of the organisation that reflect Xstrata's SD ambitions and commitments. Management addresses key SD performance issues and external factors and contributes positively to the goal of SD through an effective and integrated strategy.

Requirements and Expectations

1.1 Management, employees and contractors demonstrate visible, proactive leadership and commitment to meeting Xstrata's SD ambitions and commitments, as expressed in Xstrata's Business Principles and Sustainable Development Policy.

1.2 Xstrata management creates and maintains a management culture that actively supports the achievement of Xstrata's SD objectives and commitments and the effective implementation of its SD strategies. Management makes clear the values, principles and authority to act that each and every Xstrata employee or contractor is expected to understand and respect. Demonstrated and measurable SD leadership and management performance is a prerequisite for promotion.

1.3 Xstrata management develops and implements well-founded and effective SD strategies at different levels of the organisation that reflect Xstrata's SD objectives, values and commitments, address key SD performance issues and external factors and contribute positively to SD goals. Long-term SD strategies are aligned to Xstrata's Business Principles, Policies and Sustainable Development Standards and are developed and implemented at Group, commodity business, divisional, site and project levels. Specifically, SD strategies:

- Consider and address current and anticipated SD risks, in particular:
  - business opportunities
  - issues and trends at the global, regional and local levels
  - discrete and aggregated risks and impacts of our activities, operations and projects across the life cycle
- Address opportunities to have a positive impact on the quality of life, well-being and the SD of the communities in which we operate
- Reflect consultation with relevant internal and external stakeholders
- Are documented and communicated to all appropriate levels within the commodity businesses; and
- Are reviewed for continued effectiveness and updated annually.

1 Leadership, Strategy and Accountability

1.4 Management understands and accepts its responsibilities and accountabilities, which include:

- Understanding and meeting the intent and expectations of Xstrata's Group Business Principles, Policies, Sustainable Development Standards and applicable regulations
- Identifying, analysing, evaluating and treating SD risks and opportunities at the commodity business, division, site and project level
- The SD performance of each manager's area of responsibility
- The development, implementation and continuous improvement of SD systems within each manager's area of responsibility.

1.5 The specific and measurable SD goals, actions and targets for each executive, manager and employee are included in performance plans and form an essential part of individual performance appraisals.

1.6 For all managers, employees and contractors the following arrangements are clearly defined, documented and communicated:

- Roles, responsibilities and accountabilities are allocated for specific SD risks and controls
- Specific and measurable SD performance indicators
- SD organisational structures and lines of reporting.





2 Planning and Resources

Intent

A formal process exists for setting annual sustainable development (SD) priorities, targets and plans at each level of the organisation that is integrated with Group business planning and risk management processes. SD priorities, targets and plans are aligned to the appropriate strategies at each level of the organisation and are supported by adequate financial and human resources and, as necessary, specific programmes.

Requirements and Expectations

2.1 Annual SD plans are developed and implemented at Group, commodity business, divisional, site and project levels in consultation with employees and other relevant internal and external stakeholders. SD plans:

- Align with Group, commodity business, divisional, site and project level SD strategies
- Address SD risks and performance issues at the planning, design, operational and closure phases
- Allocate sufficient human and financial resources to achieve the planned SD activities including the use of specialist advice when needed
- Clearly define the associated roles, responsibilities and accountabilities
- Set specific schedules and deadlines
- Set realistic but challenging and measurable targets and performance indicators that are consistent across Group, commodity business, divisional, site and project levels.

2.2 Annual commodity business, division, site and project level SD plans are documented and communicated internally and to external parties as appropriate.

2.3 Annual SD plans are reviewed at least quarterly to:

- Check progress against the plan's objectives, targets and timelines
- Update the plans when changes to business circumstances occur
- Take remedial actions when progress deviations occur
- Revise the plan when actions fail to provide the required outcomes
- Communicate progress against and deviation from the plans to Group and commodity business level management.

2.4 SD programmes are developed and implemented at the appropriate level of the organisation when additional resources and focus are needed to address a specific SD performance issue or risk.

3 Behaviour, Awareness and Competency

Intent

Management, employees and contractors have the necessary awareness, commitment and competency to perform their work activities and make operational and business decisions in accordance with Xstrata's delegated authority levels and sustainable development (SD) framework. All employees and contractors behave in accordance with Xstrata's Business Principles and Sustainable Development Policy commitments.

Requirements and Expectations

3.1 SD competency is achieved through:

- Identifying the SD competencies required for all manager, employee and contractor positions and roles
- The assessment of SD competency and awareness as a key selection criteria
- Applicable induction processes that address Xstrata's Business Principles, Sustainable Development Policy and Sustainable Development Standards and specific SD requirements
- The establishment and maintenance of specific SD training plans for all positions and roles, including training in SD management systems
- The identification and provision of appropriate competency-based SD training for all positions and roles
- The ongoing assessment of SD competence and the provision of SD refresher training as required.

The application of these requirements is appropriate to the SD obligations and the SD hazards associated with the work activities.

3.2 Employees and contractors are made aware of their obligations to:

- Understand and comply with Xstrata's Business Principles, Sustainable Development Policy and Sustainable Development Standards
- Participate in the development and implementation of SD management systems
- Comply with defined SD procedures
- Advise management of changes to the work environment that could affect SD risk levels and/or SD performance.

3.3 Each operation implements a behavioural safety management programme.

4 Communication and Engagement

Intent

Effective and timely internal communication and consultation occurs at and between the different levels of the organisation about sustainable development (SD) expectations, risks, performance, leading practice and other issues. Communication and engagement with employees across the Group continuously improves SD awareness, commitment and competency. Proactive communication and engagement occurs with external stakeholders who are concerned with, or affected by, Xstrata's SD performance. Communication is conducted in an equitable and culturally sensitive manner with the maximum transparency that is commercially possible.

Requirements and Expectations

4.1 A system exists and is implemented by appropriately competent and experienced persons to identify and periodically review Xstrata's external stakeholders at each level of the organisation including Group, commodity business, division, site and project.

4.2 Equitable and culturally appropriate processes are implemented and maintained to engage external stakeholders in respect of their SD concerns and expectations with regard to Xstrata's operations, activities and products.

4.3 Xstrata management communicates, engages and consults with employees and external stakeholders in the development, implementation and review of SD requirements and in the identification and assessment of SD risks.

4.4 Relevant SD experience and knowledge is shared across Xstrata sites and with appropriate external stakeholders, including evolving health, safety, environmental and community development knowledge regarding Xstrata's operations, activities and products.

4.5 Effective channels of communication exist to inform all employees and relevant external stakeholders of Xstrata's:

- SD objectives, strategies, plans, targets, requirements and any recent changes to these
- SD performance, risks and other SD matters.

An independently verified Group Sustainability Report that meets international reporting standards is published annually and is supplemented by sustainability reports at a commodity business, division, site or project level as appropriate. Each report communicates with identified stakeholder groups.

4.6 Xstrata communicates and engages with relevant organisations such as governments, authorities, inter- and non-governmental organisations and national and international mining industry associations as appropriate to contribute to the development of SD knowledge, leading practice, public policy, legislation and other initiatives.

4 Communication and Engagement

4.7 An employee grievance and conflict resolution mechanism is implemented at Group, commodity business, divisional, site and project levels that allows employees and contractors to directly or anonymously raise issues and make complaints with respect to SD performance and management and that includes clear mechanisms for registering, evaluating and resolving all issues and complaints.

4.8 An external stakeholder grievance and conflict resolution mechanism is implemented at Group, commodity business, divisional, site and project levels that allows external stakeholders to directly or anonymously raise issues and make complaints with respect to SD performance and management and that includes clear mechanisms for registering, evaluating and resolving all issues and complaints.



5 Risk and Change Management

Intent

Sustainable development (SD) hazards associated with Xstrata's operations, including those associated with change, are systematically identified and, where reasonably practicable, eliminated or otherwise treated. External SD issues are identified and tracked in a timely and coordinated manner at each level of the organisation and their potential negative and/or positive consequences are understood and communicated to management at the appropriate levels. Internally created and externally imposed SD risks are incorporated into central strategy and business planning processes.

Requirements and Expectations

5.1 The Group risk management process and culture is used to drive continual improvement in SD performance through:

- The development, implementation and continual improvement of systematic SD risk management processes and procedures
- Systematic identification of SD hazards and external issues associated with Xstrata's operations
- The assessment of SD risks, including those that aggregate at the Group, commodity business and division level, using recognised analysis and evaluation methodologies
- Recording of SD risks in defined registers which are reviewed at least annually
- Treatment of risks using options that are consistent with a 'hierarchy of controls' and that is based on recognised analysis and evaluation methodologies
- Periodic assurance of the adequacy and effectiveness of controls
- Communication of information to potentially affected parties and other relevant parties on identified risks and controls and why particular treatment actions are required
- The development and implementation of SD incident recovery plans.

5.2 The implications of changes in Xstrata's operations, SD management and external and internal risk contexts and the ramifications in terms of risks and controls are systematically assessed as an integral part of the commodity business, division, site and project level change management processes.

SD risks introduced through changes are systematically identified, analysed, evaluated and treated by the risk management processes that are required at each level of the organisation.

5.3 Appropriate mechanisms are required to monitor and review the residual SD risks that remain after the implementation of specified risk controls and treatment measures.

6 Catastrophic Hazards

Intent

Management implements processes and promotes the necessary culture and competencies to identify, analyse, evaluate and treat health, safety and environmental catastrophic hazards throughout the life cycle of Xstrata's projects and operations.

Requirements and Expectations

6.1 Hazards associated with facilities, structures, activities or situations are identified and assessed using systematic and rigorous processes that are implemented by suitably competent and experienced persons, including external experts if appropriate, to determine the individual hazards or combinations of hazards that could give rise to a sudden catastrophic event.

6.2 Catastrophic hazard registers and plans are developed for each operation and in consultation with communities and other relevant external stakeholders.

6.3 Site and project catastrophic hazard registers are consolidated into a commodity business register.

6.4 Internal and external communication processes are established and used to allow those directly exposed to the hazard and others who have a legitimate interest in the hazard, to:

- Understand how the hazards were identified
- Understand why particular actions are required
- Receive communication and training as necessary.

6.5 The status of catastrophic hazard registers and plans, nominated control measures and other factors impacting on controls are routinely reviewed.

6.6 Management, in particular executive management, in each commodity business maintains and supports a catastrophic hazard management culture by:

- Endorsing the catastrophic hazard management requirements
- Maintaining knowledge and awareness of catastrophic hazards
- Monitoring the status of nominated control measures
- Reviewing and responding to recommendations and actions emanating from assurance activities
- Committing the organisation to the ongoing task of better anticipating, understanding and, where reasonably practicable, eliminating or controlling catastrophic hazards.

7 Legal Compliance and Document Control

Intent

Xstrata's businesses demonstrate compliance with applicable sustainable development (SD) laws, regulations, permits, standards, codes, additional requirements to which the organisation subscribes and Xstrata's SD performance requirements through an effective compliance management culture and system that includes documents, records and data control.

Requirements and Expectations

7.1 Systems and procedures are implemented to ensure health, safety, environment and community (HSEC) legal compliance through:

- Identification of all HSEC legislation, standards, codes and additional external requirements to which the organisation subscribes that are applicable to Xstrata's operations
- Tracking and identification of changes to all relevant HSEC legislation, standards, codes and additional external requirements to which the organisation subscribes that are applicable to Xstrata's operations
- Creation and maintenance of a register of applicable HSEC legal documents and other documents pertaining to external requirements that are communicated and made accessible to employees
- Communication to employees and contractors of new and amended legislation and other external requirements that would affect their accountabilities
- Assessment of new or changed legislation or other external requirements to Xstrata's operations and business
- Incorporation of applicable HSEC legal requirements, other external requirements and changes to these, into the SD management system.

7.2 In countries or regions where HSEC legislation is below Xstrata's standards then Xstrata's SD framework will set the minimum level of acceptable HSEC performance.

7.3 The structure of SD management frameworks, systems and related documentation is defined.

7.4 There is a SD document control process that manages:

- Management system(s) documentation through revisions and approvals
- Relevant legislation, standards, codes and requirements
- The removal of obsolete documentation
- The traceability, confidentiality and archiving of essential data and records.



8 Operational Integrity

Intent

The operational integrity of plant, equipment, structures, processes and protective systems is monitored and assured on an ongoing basis. Hazards are identified, assessed and, as far as reasonably practicable, eliminated or the risks treated to tolerable levels.

Requirements and Expectations

8.1 Operational integrity of plant, equipment, structures, processes and protective systems is achieved through the development and implementation of integrated management systems that address the following aspects:

- Accountability and responsibility
- Adequate financial resources to ensure the integrity of critical plant, equipment and structures
- Sourcing specialist advice and support as required
- Employee and contractor involvement
- Hazard identification through hazard analysis, assessment and prioritisation
- Identification and recording of all critical plant, equipment, structures and processes
- Documented operating and safe work procedures
- Permit to work systems
- Competent operations and maintenance employees and contractors
- Availability of appropriate operational safety information
- Maintenance, inspection, testing and calibration, including their associated instrumentation and control systems
- Inspection and testing prior to commissioning new or reintroduced plant and equipment
- Documenting design parameters of plant and equipment
- Monitoring and reviewing design parameters as applicable
- Plant and equipment operators working within design parameters
- Timely availability, quality and suitability of consumables and replacement parts
- Managing change through the identification and elimination/minimisation of hazards in new designs, modifications and updates to plant and equipment.

8.2 Operational integrity of plant, equipment, structures, processes and protective systems is confirmed by:

- Reviewing the effectiveness of inspection, testing and maintenance activities and procedures
- Reviewing the effectiveness of failure and incident analysis and the associated corrective actions
- Periodic operational integrity audits.

9 Health and Occupational Hygiene

Intent

Systems, plans and programmes are established and implemented to identify, analyse, evaluate, treat, so far as reasonably practicable, and enhance the health and well-being of workers, contractors and visitors, through providing a workplace that is free from significant occupational health and hygiene hazards. Public health risks affecting our people and the communities associated with our operations (including HIV and AIDS, malaria and tuberculosis) are identified and initiatives are implemented to mitigate these in partnership with appropriate stakeholders.

Requirements and Expectations

9.1 Occupational health assessment and surveillance systems and plans are established and implemented that include:

- Pre-employment health assessments that establish a baseline position and assess fitness for work
- Regular health surveillance appropriate to the level of exposure
- Communication of the results of health assessments and surveillance with due regard for confidentiality.

9.2 Occupational health and hygiene systems, plans, programmes and controls are established and implemented to:

- Identify occupational health and hygiene hazards including those associated with all work environments and activities
- Assess employee and contractor exposure to the hazards with reference to internationally recognised monitoring standards
- Eliminate as far as reasonably practicable, or otherwise minimise exposure to, hazards
- Provide personal protective equipment where other controls do not effectively reduce the risks
- Drive continuous improvements in occupational health and hygiene.

9.3 An effective illness and injury management system is implemented that:

- Considers the location and nature of the operation, site or project and its ability to provide effective medical and first aid services
- Considers the physiological, psychological and sociological elements of injury or illness
- Ensures healthcare is administered under the guidance of properly qualified professionals
- Ensures rehabilitation systems and procedures promote early intervention to assist optimum recovery from work-related injuries or illnesses and aid return to work
- Takes all reasonably practicable steps to assist or provide rehabilitation and suitable duties to employees who are injured at work
- Maintains the injured person's position for as long as is reasonably practicable or as specified under relevant laws.

9 Health and Occupational Hygiene

9.4 Systems exist to identify significant public health risks and to assess the potential or actual impact on Xstrata's employees, contractors and communities associated with the operation, such as HIV and AIDS, tuberculosis and malaria.

Where high or rapidly growing prevalence of HIV and AIDS is identified as a risk, confidential, voluntary HIV and AIDS counselling, testing and treatment programmes are implemented in the workplace, complemented by education and awareness-raising programmes. Initiatives to provide community access to testing and treatment for HIV and AIDS are undertaken where relevant, in partnership with appropriate stakeholders.

9.5 The health and well-being of the workforce shall be promoted through access to health information and programmes.





10 Environment, Biodiversity and Landscape Functions

Intent

All significant potential and actual impacts of our activities and operations on the environment, biodiversity and landscape functions are identified, analysed, evaluated and eliminated or otherwise treated, with the aim of preserving the long-term health, function and viability of the natural environments affected by our operations. Scientifically sound technologies and procedures are developed and implemented for the effective management and conservation of biodiversity and landscape functions in the areas affected by our operations.

Requirements and Expectations

10.1 Systems and procedures are established and implemented to:

- Identify and document all aspects of site and project operations and activities that impact, or could potentially impact, the natural environment including air, surface and groundwater, land, habitats, biodiversity and landscape functions (e.g. watershed management, control of soil erosion and the creation of microclimates)
- Conduct environmental baseline surveys and environmental impact assessments at appropriate points in the project or operating life cycle
- Assess the aspects and identify significant and potential impacts that require priority attention and management and establish plans, programmes and targets as appropriate
- Routinely review and update identified aspects when there have been significant changes or new developments to site or project operations and activities.

10.2 Using the highest reasonably practicable level of control from a recognised hierarchy of hazard controls, actions are taken to eliminate or minimise the environmental hazards, risks and impacts of site or project activities and operations. This includes systems and procedures that address:

- Point source, fugitive and accidental harmful emissions to the atmosphere, surface waters, ground waters, soil and surface sediments
- Tailings management
- Hazardous wastes
- Hazardous chemicals and materials
- Nuisance noise and vibration
- Activities that cause physical damage to the environment (e.g. clearance of vegetation and disturbance of natural habitats due to road construction or exploration drilling).

10.3 With respect to the conservation of scarce natural resources:

- Systems and procedures are established and implemented to identify and document significant natural resource conservation issues, such as the use of water, energy and raw materials
- Objectives and targets are set and programme systems and procedures are established and implemented that address the priority natural resource conservation issues
- The identified natural resource conservation issues are routinely reviewed and updated, in particular in light of any proposed new or modified activities and operations.

10 Environment, Biodiversity and Landscape Functions

10.4 Baseline biodiversity and landscape function studies are conducted at the feasibility or exploration phase of projects, or as soon as practicable for acquired operations without an appropriate baseline study, to:

- Establish existing conditions of biodiversity and landscape function (e.g. watershed management, control of soil erosion and microclimate creation)
- Identify the potential impacts of proposed activities and operations that create risks to biodiversity and landscape functions
- Identify relevant standards to be applied or used as benchmarks
- Identify opportunities for improvements.

10.5 Environmental risk assessments associated with impacts on biodiversity and landscape functions are undertaken for new operations or major changes to existing operations.

10.6 Information acquired from 10.4 and 10.5 is used, in consultation with affected and concerned external stakeholders, for the development and implementation of biodiversity and landscape function management systems and programmes.

10.7 During the life cycle of a project including post-closure, the status of biodiversity shall be monitored and reviewed in terms of:

- Species and habitat loss or gains
- Factors that impact on biodiversity
- Security of protected areas
- Management of biological resources
- Ongoing rehabilitation and restoration of ecosystems
- Resilience of the ecosystem.

10.8 Appropriate education and awareness about the environment, biodiversity and landscape function is provided to relevant personnel using specialist advice as required.

10.9 The environment, biodiversity and landscape function are addressed when determining post-closure land use and the conservation, rehabilitation or restoration of ecosystems as appropriate.

10.10 Scientific information on the best available current practices, including technologies, to protect and enhance the environment, biodiversity, conservation and landscape function is shared with relevant internal and external stakeholders as appropriate.

11 Contractors, Suppliers and Partners

Intent

All contractors, suppliers and business partners providing Xstrata with products or services uphold Xstrata's Business Principles, Sustainable Development Policy, Sustainable Development Standards and performance objectives through systematic selection, engagement and management.

Requirements and Expectations

11.1 Contractors, suppliers and partners shall be selected based on defined sustainable development (SD) criteria which include:

- A risk and performance based evaluation of their products and/or services
- An evaluation of past performance.

11.2 Systems and procedures shall be established and implemented to confirm that contractors, suppliers and partners have adequate resources, systems and processes to identify and comply with applicable SD legislation, standards and codes applicable to the products or services they supply and/or their relationship with the organisation.

11.3 Contractors, suppliers and partners shall be engaged through a fair, formal contract or process that includes requirements for:

- Meeting or exceeding the requirements in Xstrata's Business Principles, Policies and Sustainable Development Standards when carrying out activities on or supplying to an Xstrata operation, site or project
- Providing competent employees who are fit for work.

11.4 Contractors, suppliers and partners shall be managed through systems that include:

- Documentation of responsibilities and lines of communication
- Setting, monitoring and reporting on sustainable development performance targets
- Monitoring and reporting on compliance with contractual SD obligations
- Feedback on SD performance throughout the duration of the contract
- Consequences for non-compliance.

11.5 Demonstrable processes shall exist to create business opportunities for local contractors, suppliers and partners that:

- Do not compromise Xstrata's Sustainable Development Standards
- Contribute to sustainable community development.

11.6 Procurement of products and services supports positive sustainability outcomes through the supply chain.

12 Social and Community Engagement

Intent

The social impact of our activities, community concerns, needs and the social risks to our operations are identified and addressed through the effective implementation of community relations strategies which uphold and promote human rights and respect cultural considerations and heritage.

Social involvement plans aim to enhance the socio-economic capacity and well-being of the communities associated with the Group's activities, avoiding dependency and contributing to the development of sustainable livelihoods. Plans are established through engagement with communities and relevant organisations and are coordinated between the different levels of the organisation and with external governmental or development organisations.

Requirements and Expectations

12.1 Community concerns and needs, as well the risks and impacts of site and project operations and activities on local communities, are identified and evaluated at each stage of the project life cycle or when any major modification to Xstrata's activities and operations occur or when significant changes occur in the communities. Where appropriate, this includes:

- The systematic identification of external stakeholders
- Human rights baseline studies and risk assessments that include security providers and activities
- Social baseline studies and risk assessments.

12.2 We engage with all communities within the operation's area of influence and prioritise the most affected communities and vulnerable groups.

12.3 Respect for the rights of communities is demonstrated through an understanding of:

- Traditional rights and cultural heritage, including those of indigenous peoples
- Sensitivities involved in addressing issues of social impact, including avoiding the resettlement of people wherever possible
- Local laws and customs
- Handling matters in a spirit of trust
- Upholding human rights, in particular with regard to the use of security providers and personnel in high-risk areas.

12.4 Identified community concerns, needs, opportunities, and the risks and impacts of site and project operations and activities are prioritised – in close consultation with the communities concerned – and addressed via community strategies and social involvement plans as an integral part of our risk management and business planning processes. Where appropriate, this includes:

- Community mapping
- Institutional analysis – the evaluation of the variety, strength and linkages of institutions within and around the relevant community

- Problem census – the identification of community concerns through direct consultation with a broad range of community groups
- Opportunity ranking
- Identification of goals and assumptions
- Identification of key performance indicators and measures of success.

12.5 Our community strategies and social involvement plans focus on enhancing the socio-economic capacity, prosperity and sustainable development of the communities in which we operate in a manner that avoids dependency on the Xstrata site/operation after closure. Where appropriate, this includes:

- Development and use of appropriate skills and technologies
- Support for community educational initiatives and health programmes
- Providing employment opportunities for local people
- Sourcing and purchasing from local companies
- Support for community projects
- Promoting local enterprise development.

12.6 Commodity businesses formalise the budgeting and business planning process for prioritising and allocating commodity business social involvement funding in a manner that is coordinated with site and project level social involvement plans.

12.7 Community relations activities are undertaken by appropriately skilled employees and contractors with defined, documented and communicated responsibilities.

12.8 Performance is monitored on an ongoing basis, community strategies and social involvement plans are reviewed at least annually, in consultation with local communities, and actions taken where objectives and targets are not met.

12.9 Mutually understood and accepted community consultation mechanisms exist at commodity business, divisional, site and project levels. A system is maintained to record community engagement activities and any complaints or enquiries from community members or other external parties, together with Xstrata's response to these.

12.10 Systems exist to measure and report on cash and in-kind contributions made towards community development by a commodity business, division, site or project.





13 Life Cycle Management – Projects and Operations

Intent

Sustainable development (SD) risks are identified, analysed, evaluated and treated in a timely and integrated manner during acquisitions, divestitures and throughout all phases of the project life cycle, i.e. exploration, pre-feasibility, conceptual design, detailed design, procurement, construction, commissioning, operation, decommissioning, closure, rehabilitation, post-closure care and maintenance and disposal. On the basis of scientifically sound and adequate information, the closure of sites and operations is properly planned for, costed and implemented in accordance with accepted leading practice, applicable laws and regulations and in an environmentally and socially sustainable manner.

Requirements and Expectations

13.1 SD risks of new developments are identified, analysed, evaluated and treated by processes that include:

- An appropriate level of baseline SD assessments prior to commencing exploration or construction activities
- Pre-feasibility studies that identify any fundamental SD impediments, the completion of sufficiently detailed and robust social, health and environmental impact assessments and land-use assessments to determine the associated risks to be treated should the project proceed
- The development and implementation of appropriate SD risk management strategies that meet Xstrata, commodity business, statutory and stakeholder requirements
- A mechanism to ensure the transfer of knowledge concerning SD risks and their management, between each phase of the project life cycle
- A phase by phase process designed and implemented to ensure that as new SD and operational information and knowledge is acquired, it is used to review and test the assumptions made at earlier phases of the project life cycle
- A mechanism to ensure, when appropriate, the transfer of knowledge concerning SD risks and their management, to other projects being implemented by Xstrata
- The identification assessment and management of property rights that considers: land tenure, cultural heritage, authority to access and the level of community support.



13.2 A documented project management system, relevant to SD issues, is used to deliver all projects and developments through:

- Formal evaluation(s) of the conceptual design against defined SD criteria, prior to management approval
- Formal evaluation(s) of the detailed design against defined SD criteria, prior to procurement or construction
- Identification of all reasonably foreseeable SD risks, constraints and opportunities relating to the project and the effective management of these
- Compliance with Xstrata's Business Principles, Policies and Sustainable Development Standards and all relevant SD legislation, standards, codes and requirements
- Applying experience from previous projects and current operations in the appropriate context to project development
- Site and project management systems to manage construction SD risks
- Design and construction that complies with sound engineering and technical standards
- Periodic project audits that monitor project SD milestones and outcomes
- Design, construction and operation that considers closure planning SD requirements
- A commissioning plan that addresses operability requirements and employee competency.

13.3 SD risks from new plant, equipment and infrastructure is effectively managed through procedures that:

- Identify, analyse, evaluate and treat SD risks from the plant, equipment and infrastructure including SD decommissioning and disposal requirements
- Assess, prior to use, all newly installed plant and equipment against compliance with relevant design codes, standards and legislation.

13.4 Closure plans are developed, maintained and implemented as designed for all operations and are:

- Compliant with Xstrata's Business Principles, Policies, Sustainable Development Standards, all applicable regulatory obligations and international standards regarding mine closure, including financial provisioning requirements
- Based on a robust process developed at the commodity business level for identifying and assessing all significant SD risks and controls. This includes commercial opportunities to share risks with other parties and the associated costs related to the foreseen decommissioning, closure, rehabilitation and post-closure obligations and activities
- Annually reviewed, including a review of assumptions and cost estimates, to address any changes in circumstances such as changes in legal requirements, new technologies, the local environmental and community situation etc.
- Developed and reviewed by appropriately experienced and competent persons including external experts, as necessary.

14 Product Stewardship

Intent
An integrated system is implemented and maintained which identifies, analyses, evaluates and treats sustainable development (SD) impacts and risks associated with our products and services throughout their life cycle, including during the stages which may be beyond Xstrata's direct control, such as use, recovery, recycling and disposal.

Requirements and Expectations
14.1 Systems, processes and procedures exist to:
- Assess existing and new products and services for their SD benefits, impacts and risks over their life cycle
- Identify opportunities to conduct or support research and innovation that leads to the development of products and technologies that have lower SD impacts and risks.

14.2 All relevant employees, contractors, customers and other relevant internal and external stakeholders are appropriately informed of the SD hazards associated with the handling, transport, use, storage and disposal of Xstrata's products.

14.3 Strategies are implemented that support research and innovation aimed at improving the safe use and recycling of our products and developing technologies for extracting and processing metals and minerals that are efficient in the use of energy, natural resources and materials.

14.4 Systems and procedures exist to identify, evaluate and respond to changes in external legal and other sustainable development requirements that have potential impacts on Xstrata's products and/or operations.





15 Incident Management

Intent

A management culture exists that promotes the recognition, response, reporting and investigation of incidents, including near-misses. Appropriate corrective actions are implemented and applicable learning is shared within the commodity business and across Xstrata and is incorporated into relevant sustainable development management processes.

Requirements and Expectations

15.1 Health, safety, environment and community (HSEC) incident management systems are developed and implemented that include:

- Immediate response to incidents
- Recording, classifying and reporting of incidents
- Relevant statutory notifications
- Media relations plans where required
- Incident investigation conducted to a depth commensurate with the actual and/or potential consequence of the incident
- Establishing the direct and underlying causes and contributing factors and identifying the lessons learnt through the adoption of appropriate and systematic root cause analysis
- Developing, implementing and monitoring the effectiveness of corrective and preventative actions
- Documentation and communication of the changes resulting from the investigation and root cause analysis findings
- Documentation and communication of lessons learnt from incident investigations to relevant employees and contractors within the business; and for all critical and high potential HSEC incidents within commodity businesses and across the Xstrata Group
- Collation and analysis of HSEC incident and investigation data to identify trends, assess the effectiveness of current SD management and where necessary initiate appropriate responses.

15.2 The Xstrata plc Board and Group Executive Committee are informed of all critical and high potential HSEC incidents in a timely and accurate manner.

15.3 Commodity business boards or executive teams are provided with the following for all critical and high potential HSEC incidents:

- Notification of the incident
- Management of the incident
- Outcomes of the investigation
- Completion of corrective actions.

15.4 Commodity business executive teams demonstrate their personal involvement in the management of a critical HSEC incident through an executive team member:

- Communicating directly with site personnel
- Reviewing the investigation process, findings and recommendations
- Supporting the capture of incident-related learning and its communication within the commodity business, where appropriate across the organisation and/or with external stakeholders.

16 Monitoring and Review

Intent

Through the ongoing monitoring of sustainable development (SD) performance and routine management reviews, the adequacy and effectiveness of SD strategies, plans, systems, programmes and processes are routinely assessed and actions are taken to address weaknesses and share good performance across the organisation.

Requirements and Expectations

16.1 Processes are established and implemented so that SD performance is routinely measured, monitored, recorded, assessed and acted upon by management. This includes SD inspections and audits conducted by commodity businesses and sites at frequencies appropriate to their SD risks and performance.

16.2 Commodity businesses, sites and projects comply with Group and commodity business sustainable development assurance programmes. Non-conformances are addressed and the implementation and adequacy of corrective actions are tracked and assessed.

16.3 Annual management reviews occur at all levels of the organisation to determine the continued suitability, adequacy and effectiveness of SD strategies, plans, systems, programmes and processes. This includes identifying and understanding the basis for good SD performance, and assessing the effectiveness with which it has been shared and acted upon across the organisation.

Inputs to the management reviews shall typically include information from the following sources:

- Internal and external SD inspections, assessments and audit reports addressing: operational, specialist, functional, management system, legal compliance and stakeholder requirements; or other external commitments
- Health, safety, environment and community incident reports and investigation findings
- Performance data, trends and reports including the extent to which targets and objectives have been met
- Inputs and views of external stakeholders, including complaints
- Status of corrective and preventative actions
- Outcomes from previous management reviews
- Government policies and regulation, socio-economic or political developments and new scientific findings and technological developments.

The annual SD management reviews are documented and include observations, conclusions, recommendations and follow-up.

16.4 The Group and commodity business level Sustainable Development Policies and Sustainable Development Standards are reviewed at least every three years and revised as required.

17 Emergencies, Crises and Business Continuity

Intent

To provide appropriate resources and effective emergency response, business continuity and crisis management planning structures to manage site and project health, safety, environment and community (HSEC) emergencies and commodity business HSEC crises.

Requirements and Expectations

17.1 Foreseeable site and project HSEC emergencies and business HSEC crises are systematically identified and their HSEC impacts assessed, including those associated with activities adjacent to sites and projects.

17.2 Site and project emergency response and business continuity plans are developed in consultation with external emergency agencies to mitigate the assessed HSEC impacts and restore the business. These plans are:

- Documented with defined roles and responsibilities
- Communicated throughout the site or project
- Made accessible to everyone at site or at the project
- Maintained and updated through periodic testing.

17.3 All employees and non-employees are trained in the emergency response plan to understand:

- Their roles and responsibilities
- The use of emergency response resources.

17.4 Resources required for the management of emergencies are allocated and their adequacy reviewed.

17.5 Emergency response, crisis management and business continuity plan exercises are conducted:

- At least annually and as scheduled
- With involvement from external emergency agencies, as appropriate
- To review the completeness and currency of the HSEC emergency and crisis scenarios considered in site and project planning.

17.6 Lessons learnt from the success and failures of actual emergencies and of emergency exercises are:

- Developed from systematic root cause analysis
- Properly documented
- Used to review and amend existing plans and resources as required
- Shared amongst other Xstrata operations as appropriate.

17 Emergencies, Crises and Business Continuity

17.7 Site and project emergency response plans are aligned to a commodity business level crisis management plan.

17.8 A defined process exists to escalate a site or project emergency to a commodity business crisis and from a commodity business crisis to a Group crisis.

17.9 Sites contribute to and have access to the commodity business crisis management plan.

17.10 A Group crisis management plan exists and includes reference to HSEC incidents that may escalate to become a crisis. The Group plan aligns with commodity business crisis management plans.




TEAMS

Enquiries

Paul Jones
Group General Manager,
Sustainable Development
Tel: +61 2 9253 6742
pejones@xstrata.com

Claire Divver
General Manager,
Group Corporate Affairs
Tel: +44 20 7968 2871
cdivver@xstrata.com

Pamela Bell
Tel: +44 20 7968 2822
pbell@xstrata.com

Brigitte Mattenberger
Tel: +41 41 726 6071
bmattenberger@xstrata.com

www.xstrata.com

Design and production – Cre8with.com

Mixed Sources
FSC

This job has been printed on revive 75 matt paper. The paper has been independently certified according to the rules of the Forest Stewardship Council (FSC) and awarded NAPM Recycled Mark. Printed at St Ives Westerham Press Ltd, ISO14001, FSC certified and CarbonNeutral®

xstrata

Xstrata plc Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com


xstrata
Business Principles

We will grow and manage a diversified portfolio of metals and mining businesses with the single aim of delivering industry-leading returns for our shareholders. We can achieve this only through genuine partnerships with employees, customers, shareholders, local communities and other stakeholders, which are based on integrity, co-operation, transparency and mutual value creation.

Statement from the Chief Executive

We are employed by the owners of Xstrata to create value for them from their investment. Our Mission Statement sets out our challenge, and makes absolutely clear, that success is possible only through creating and maintaining genuine partnerships with our stakeholders, which are characterised by integrity, co-operation, transparency and mutual value creation.

At Xstrata, we devolve maximum responsibility and authority to our global commodity businesses, maintaining a lean corporate centre and minimising the burden of overhead. I firmly believe that this devolved management structure directly benefits our operations and our stakeholders by creating a strong sense of ownership and responsibility at the local level. Empowered to act, our businesses can engage with and respond to local stakeholders, challenges and opportunities in the most appropriate manner – a vital requirement given the diversity associated with our operations worldwide.

Nonetheless, the largely autonomous teams within our commodity businesses are bound together by the common set of values and beliefs about the way we work set out in this Statement of Business Principles. Specifically, these principles recognise that our commitment to genuine partnerships with our stakeholders requires that:

- we work ethically
- we work responsibly
- we work openly, and
- we work together and with others.

Our real challenge is to ensure that these aspirations are reflected in our daily actions, attitudes and decisions. For that to happen, each of us must take personal responsibility for implementing them in that part of the business for which we are responsible, and for promoting their application by our business associates, including our joint venture partners and contractors. It is each person's responsibility to speak out about any concerns about compliance with Xstrata's Business Principles, in the first instance through their line manager. An anonymous, independently run 'ethics line' is also provided in every country in which Xstrata operates for occasions when this is not possible and details are provided on the back cover of this document.

Our business principles are not intended to function as a prescriptive set of corporate rules. Still less do they set out the specifics of our particular responsibilities at work. They articulate our commitment to each other and to our stakeholders about how we will work. Our business principles provide an ethical framework and reference point for our corporate culture for Xstrata's businesses around the world, where an unremitting focus on value means an uncompromising commitment to ethical and responsible behaviour.

I am proud of the corporate culture within Xstrata where our focus on value creation for the Group's owners is linked inextricably to our commitment to the highest standards of integrity and transparency. Notwithstanding the different cultures, customs and laws within which we operate, our principles should never be compromised.

Mick Davis

M L Davis
Chief Executive, Xstrata plc

We Work Ethically

We are committed to the highest standards of personal and professional ethical behaviour at all times.

We act with integrity in our relationships with stakeholders and fulfil our promises and obligations to them.

We comply in full with the laws and regulations in each country where we operate. In addition, we operate in accordance with Xstrata's sustainable development framework, aspiring to achieve the highest international standards regardless of location and without exception.

We require our business partners to uphold Xstrata's Business Principles, Policies and Sustainable Development Standards.

We uphold and promote human rights within our areas of influence, respecting the cultural heritage, customs and rights of communities, including indigenous peoples.

We do not offer, solicit or accept any form of bribe or anything that could be construed as a bribe.

We do not make donations to any political party, political organisation, politician or candidate for public office.

We do not tolerate any form of fraud, including theft and the improper use of Company resources for personal benefit.

We do not allow our personal financial interests to be brought into conflict with the interests of the Company.

We support free enterprise and will compete fairly for business, with scrupulous regard for those regulations which promote competition and protect consumers.

We honour all contracts with suppliers and customers and pay commercial rates for goods and services.

We are committed to robust and accountable corporate governance.

We Work Responsibly

We are committed to the goal of sustainable development. We balance social, environmental and economic considerations in how we manage our business.

We identify and manage the financial, operational, health, safety, environmental, political, social and reputational risks in our business to allow us to pursue opportunity with an entrepreneurial spirit.

We provide visible leadership; clear priorities, objectives and targets; and the necessary financial and human resources to achieve our strategic objectives.

We implement strategies, policies, standards, systems and procedures to achieve our objectives that are implemented at and aligned between Group, commodity business and operational levels.

We aim to operate a safe workplace that is injury- and fatality-free and to enhance the well-being of employees, contractors and communities.

We are responsible for our own safety and well-being and for the safety and well-being of others around us in the workplace and in the community.

We act as responsible stewards of our owners' assets and aim to preserve the long-term health, function, and viability of the natural environments affected by our operations.

We strive for continuous improvements in every aspect of our business.

We Work Openly

We are committed to the maximum transparency that is commercially possible in our business.

We publicly report our financial, operational and sustainable development performance regularly and in accordance with all relevant legislation and leading practice standards.

We report financial and business performance information that is complete, accurate, honest and timely.

We communicate in advance the potential impacts and benefits of all proposed major changes to our operations, projects or activities to all relevant stakeholders in a transparent, comprehensive and culturally appropriate manner.

We use credible, independent third-party experts to audit and provide assurance of our management systems and business performance at Group, commodity business and operational levels.

We regularly benchmark our performance against international standards and leading practice with the objective of maintaining industry-leading performance.

We Work Together and With Others

We are committed to open and two-way engagement with employees, employee representatives, communities, customers, suppliers, shareholders and other stakeholders.

We identify the stakeholders in our activities and communicate honestly and engage in good faith with all stakeholder groups.

We foster a high performance and entrepreneurial culture and devolve maximum responsibility and authority to our global commodity businesses and operations, embedding ownership at the local level.

We aim to attract and retain the best people at every level of our business and to provide industry-leading career development opportunities and competitive remuneration.

We value the contribution made by employees and contractors, and our policies and practices respect their personal dignity and rights.

We value diversity and treat all employees and contractors fairly, providing equal opportunity at all levels of the organisation without bias according to race, nationality, religion, gender, age, sexual orientation, disability, political or other opinion or any other basis.

We recognise and uphold the rights of our workforce to a safe workplace, collective representation, just compensation, job security and opportunities for development.

We do not tolerate any form of workplace discrimination, bullying, harassment or physical assault.

We do not tolerate child labour or any form of forced or tied employment at Xstrata or our business partners.

We work with governments, local authorities, community representatives, inter-governmental and non-governmental organisations and other interested parties to develop and support projects that benefit the communities associated with our operations globally.

We contribute to the social and economic development of sustainable communities associated with our operations.

We respect the culture, customs, interests and rights of communities, including indigenous peoples and vulnerable or previously disadvantaged groups.

We actively establish relationships with our stakeholders at an international, national, regional and local level and seek ongoing, broad-based support for our activities from the communities associated with our operations.

We work with our customers, suppliers, industry peers and associations to improve overall industry performance and to mitigate the environmental, safety or health impacts associated with our products.

Ethics Line

Each Xstrata employee and contractor is responsible for acting in accordance with our Business Principles. Any concerns about compliance should be raised with your immediate supervisor/manager or with the general manager at your operation, including concerns over fraud, theft, dishonest business activities, misappropriation of Company resources, incorrect health and safety practices, corruption or any other unethical behaviour in the workplace.

However, for instances where it is not possible to speak to your supervisor or general manager, for whatever reason, a toll-free telephone number has been provided for each country in which Xstrata operates. The ethics line is independently run by KPMG and any concerns reported through the telephone line will be relayed in confidence and on an anonymous basis to the Head of Internal Audit for appropriate action. Alternatively you can use the confidential email address: ethics@xstrata.com.

Concerns, questions or disputes associated with typical human resource issues such as salaries, working hours or duties should continue to be raised with your supervisor, human resource personnel or manager as appropriate.

Argentina	0800 555 5764	Peru	0800-5-2757
Australia	1800 987 310	South Africa	0800 20 43 07
Belgium	0800 715 10	Spain	9005 06915
Brazil	0800 89 14 751	Swaziland	+27 12 543 5407
Canada	1 800 259 5053	Switzerland	0800 000 998
Chile	123 0020 9952	Tanzania	+27 12 543 5449
Dominican Republic	888 751 0471	United Kingdom	0800 0151 846
Germany	0800 18 13622	United States	1 800 988 1645
Norway	800 101 62		

Email: ethics@xstrata.com

External enquiries

For further information on Xstrata, please contact:

Claire Divver
Tel: +44 20 7968 2871
cdivver@xstrata.com

Pamela Bell
Tel: +44 20 7968 2822
pbell@xstrata.com

Brigitte Mattenberger
Tel: +41 41 726 6071
bmattenberger@xstrata.com

www.xstrata.com

Additional languages: This booklet is also available in Afrikaans, French, German, Inuktitut, Norwegian, Portuguese, Setswana, Sepedi, Sotho, Spanish, Swahili, Quechua, Xhosa and Zulu.

Designed & produced by Cre8

Mixed Sources FSC

This job has been printed on revive 75 matt paper. The paper has been independently certified according to the rules of the Forest Stewardship Council (FSC) and awarded NAPM Recycled Mark. Printed at St Ives Westerham Press Ltd, ISO14001, FSC certified and CarbonNeutral.®

END